Annual Report

March 31, 2012

Ivy Funds
Ivy Asset Strategy Fund
Ivy Asset Strategy New Opportunities Fund
Ivy Balanced Fund
Ivy Energy Fund
Ivy Global Natural Resources Fund
Ivy Real Estate Securities Fund
Ivy Science and Technology Fund

IVY FUNDS®
THE WORLD COVERED℠

CONTENTS
Ivy Funds

This report is submitted for the general information of the shareholders of Ivy Funds. It is not authorized for distribution to prospective investors in the Funds unless preceded or accompanied by a current Ivy Funds prospectus, or summary prospectus, and current performance information, including current Lipper ranking information.



Henry J. Herrmann, CFA

Dear Shareholder:

The year since our last report to you has seen the U.S. economic recovery continue despite facing a number of challenges that produced significant volatility across the financial markets. Calendar year 2011 will be remembered for a wild ride that concluded with stock indexes ending almost exactly where they started the year. The calendar turn to 2012, however, was accompanied by a stock rally that saw the S&P 500 Index gain 12 percent over the first three months of the year. In March, the index reached its highest point since summer 2008.

Many have noted that U.S. equities did well after the first calendar quarter of 2011, but then gave back the gains over the summer. Are we set up for that again? Certainly, some of the economic performance that boosted stocks during 2012's January to March period was related to record-setting warm weather that made early spring feel like summer in many parts of the U.S. The full impact of weather pulling activity from the second quarter into the first won't be clear for some time. While there was some benefit, it was probably not a great amount.

In addition to the impact of the weather, it is important to note that we avoided a major negative economic shock in the first quarter of calendar 2012. Oil prices have moved higher in connection with rising tensions between Iran and Israel, but the magnitude has not been as great as a year ago and has stabilized recently. Fortunately, the great disruption from Japan also has not been repeated.

U.S. stocks began to move higher in late 2011. For the fiscal year ending March 31, 2012, the S&P 500 Index was up 8.54 percent (including reinvested dividends). International markets, as represented by the MSCI EAFE Index, declined 5.77 percent (including reinvested dividends). Fixed-income markets, as measured by the Citigroup Broad Based Investment Grade Index, returned 7.74 percent over the period.

Certainly, it is not time to sound an "all clear" for equities. We know that the market will be influenced by several factors in the months ahead, most notably the U.S. election. Looking internationally, Middle East tensions are a continuing concern and the situation in Europe, while improved, is in no way resolved. There are, however, clear positive signs. Although unemployment remains high, it has improved more quickly than most forecasters predicted. Additionally, monetary policy remains extremely accommodative and the Federal Reserve has extended its commitment to low interest rates into 2014.

We will continue monitoring these and other economic developments in the months ahead but will be paying special attention to the election, which we believe will be among the most important in recent history, and unemployment, which may be the key factor influencing both the election and the markets.

Economic Snapshot

	03/31/12	03/31/11
S&P 500 Index	1,408.47	1,325.83
MSCI EAFE Index	1,553.46	1,702.54
10-Year Treasury Yield	2.23%	3.47%
U.S. unemployment rate	8.2%	8.8%
30-year fixed mortgage rate	3.97%	4.84%
Oil price per barrel	$ 103.02	$ 106.72

Sources: Bloomberg, U.S. Department of Labor

All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. Citigroup Broad Investment Grade Index is an unmanaged index comprised of securities that represent the bond market. Annualized yield to maturity is the rate of return anticipated on a bond if it is held until the maturity date. It is not possible to invest directly in any of these indexes. Mortgage rates are from BankRate and reflect the overnight national average rate on a conventional 30-year fixed loan. Oil prices reflect the market price of West Texas intermediate grade crude.

As always, we thank you for your continued trust and partnership, and encourage you to share in our optimism for the future.

Respectfully,

Henry J. Herrmann

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of the Ivy Funds and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended March 31, 2012.

Actual Expenses

The first section in the following table provides information about actual account values and actual expenses for each share class. You may use the information in this section, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first section under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. These fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Simple IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $18 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the following table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second section in the following table provides information about hypothetical account values and hypothetical expenses for each share class based on the Fund's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second section in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Expenses paid may be impacted by expense reduction arrangements. If those arrangements had not been in place, expenses paid would have been higher. See Note 5 to the Financial Statements for further information.

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 9-30-11	Ending Account Value 3-31-12	Expenses Paid During Period*	Beginning Account Value 9-30-11	Ending Account Value 3-31-12	Expenses Paid During Period*	
Ivy Asset Strategy Fund							
Class A	$1,000	$1,221.70	$5.33	$1,000	$1,020.16	$4.85	0.97%
Class B	$1,000	$1,217.30	$9.76	$1,000	$1,016.16	$8.87	1.77%
Class C	$1,000	$1,217.30	$9.53	$1,000	$1,016.38	$8.67	1.72%
Class E	$1,000	$1,221.70	$5.55	$1,000	$1,020.00	$5.05	1.00%
Class I	$1,000	$1,223.80	$4.11	$1,000	$1,021.28	$3.74	0.74%
Class R	$1,000	$1,220.00	$7.44	$1,000	$1,018.31	$6.76	1.34%
Class Y	$1,000	$1,222.40	$5.33	$1,000	$1,020.17	$4.85	0.97%

Ivy Funds

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 9-30-11	Ending Account Value 3-31-12	Expenses Paid During Period*	Beginning Account Value 9-30-11	Ending Account Value 3-31-12	Expenses Paid During Period*	
Ivy Asset Strategy New Opportunities Fund							
Class A	$1,000	$1,133.70	$ 8.00	$1,000	$1,017.49	$ 7.57	1.50%
Class B	$1,000	$1,128.10	$13.51	$1,000	$1,012.28	$12.78	2.54%
Class C	$1,000	$1,129.00	$12.77	$1,000	$1,012.98	$12.08	2.40%
Class E**	$1,000	$1,133.70	$ 8.00	$1,000	$1,017.49	$ 7.57	1.50%
Class I	$1,000	$1,135.30	$ 6.62	$1,000	$1,018.75	$ 6.26	1.25%
Class R	$1,000	$1,132.40	$10.13	$1,000	$1,015.53	$ 9.57	1.89%
Class Y	$1,000	$1,133.70	$ 8.00	$1,000	$1,017.53	$ 7.57	1.49%
Ivy Balanced Fund							
Class A	$1,000	$1,183.90	$ 6.66	$1,000	$1,018.95	$ 6.16	1.21%
Class B	$1,000	$1,179.50	$11.01	$1,000	$1,014.92	$10.18	2.02%
Class C	$1,000	$1,179.90	$10.46	$1,000	$1,015.41	$ 9.67	1.92%
Class E**	$1,000	$1,185.10	$ 5.68	$1,000	$1,019.83	$ 5.25	1.03%
Class I	$1,000	$1,185.80	$ 5.14	$1,000	$1,020.35	$ 4.75	0.93%
Class Y	$1,000	$1,184.20	$ 6.44	$1,000	$1,019.11	$ 5.96	1.18%
Ivy Energy Fund							
Class A	$1,000	$1,237.10	$ 8.95	$1,000	$1,016.99	$ 8.07	1.60%
Class B	$1,000	$1,232.40	$13.62	$1,000	$1,012.79	$12.28	2.44%
Class C	$1,000	$1,232.60	$12.61	$1,000	$1,013.70	$11.38	2.26%
Class E**	$1,000	$1,237.70	$ 7.27	$1,000	$1,018.48	$ 6.56	1.30%
Class I	$1,000	$1,239.20	$ 6.72	$1,000	$1,019.01	$ 6.06	1.20%
Class Y	$1,000	$1,237.40	$ 8.05	$1,000	$1,017.76	$ 7.26	1.45%
Ivy Global Natural Resources Fund							
Class A	$1,000	$1,197.60	$ 8.02	$1,000	$1,017.70	$ 7.36	1.46%
Class B	$1,000	$1,193.00	$12.50	$1,000	$1,013.60	$11.48	2.28%
Class C	$1,000	$1,194.20	$11.63	$1,000	$1,014.38	$10.68	2.13%
Class E	$1,000	$1,198.90	$ 6.93	$1,000	$1,018.67	$ 6.36	1.27%
Class I	$1,000	$1,199.90	$ 5.72	$1,000	$1,019.85	$ 5.25	1.03%
Class R	$1,000	$1,196.70	$ 8.90	$1,000	$1,016.88	$ 8.17	1.62%
Class Y	$1,000	$1,198.90	$ 6.60	$1,000	$1,019.02	$ 6.06	1.20%
Ivy Real Estate Securities Fund							
Class A	$1,000	$1,274.70	$ 9.78	$1,000	$1,016.36	$ 8.67	1.73%
Class B	$1,000	$1,268.10	$16.44	$1,000	$1,010.48	$14.58	2.90%
Class C	$1,000	$1,270.20	$14.08	$1,000	$1,012.59	$12.48	2.48%
Class E	$1,000	$1,275.60	$ 9.44	$1,000	$1,016.68	$ 8.37	1.66%
Class I	$1,000	$1,278.80	$ 6.49	$1,000	$1,019.31	$ 5.76	1.14%
Class R	$1,000	$1,274.90	$ 9.90	$1,000	$1,016.32	$ 8.77	1.74%
Class Y	$1,000	$1,277.20	$ 7.86	$1,000	$1,018.11	$ 6.96	1.38%

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 9-30-11	Ending Account Value 3-31-12	Expenses Paid During Period*	Beginning Account Value 9-30-11	Ending Account Value 3-31-12	Expenses Paid During Period*	
Ivy Science and Technology Fund							
Class A	$1,000	$1,265.20	$ 7.81	$1,000	$1,018.09	$ 6.96	1.38%
Class B	$1,000	$1,259.60	$12.77	$1,000	$1,013.69	$11.38	2.26%
Class C	$1,000	$1,260.00	$12.09	$1,000	$1,014.28	$10.78	2.14%
Class E	$1,000	$1,265.00	$ 8.04	$1,000	$1,017.86	$ 7.16	1.43%
Class I	$1,000	$1,267.00	$ 6.01	$1,000	$1,019.71	$ 5.35	1.06%
Class R	$1,000	$1,263.40	$ 9.28	$1,000	$1,016.76	$ 8.27	1.65%
Class Y	$1,000	$1,265.50	$ 7.36	$1,000	$1,018.51	$ 6.56	1.30%

See footnotes on page 6.

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended March 31, 2012, and divided by 366.

**Class closed to investment.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column of this section.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

Ivy Asset Strategy Fund

 

Below, Michael L. Avery and Ryan F. Caldwell, portfolio managers of the Ivy Asset Strategy Fund, discuss positioning, performance and results for the fiscal year ended March 31, 2012. Mr. Avery has managed the Fund for 15 years and has 33 years of industry experience. Mr. Caldwell has managed the Fund for five years and has 14 years of industry experience.

Michael L. Avery   Ryan F. Caldwell

Fiscal Year Performance

For the 12 Months Ended March 31, 2012

Ivy Asset Strategy Fund (Class A shares at net asset value)	1.31%
Benchmark(s) and/or Lipper Category	
S&P 500 Index (generally reflects the performance of large and medium-size U.S. stocks)	8.54%
Barclays Capital U.S. Aggregate Bond Index (generally reflects the performance of most U.S.-traded investment grade bonds)	7.71%
Citigroup Broad Based Investment Grade Index (generally reflects the performance of the bond market)	7.74%
Barclays Capital U.S. Treasury Bills: 1-3 Month Index (generally reflects the performance of investment-grade Treasury bills, representing cash)	0.04%
Citigroup Short-Term Index for 1 Month Certificates of Deposit (generally reflects cash)	0.20%
Lipper Global Flexible Portfolio Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	-1.51%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

Multiple indexes are shown because the Fund invests in multiple asset classes. Please note that in March 2012, the Fund's fixed-income benchmark was changed to the Barclays Capital U.S. Aggregate Bond Index and its cash benchmark was changed to the Barclays Capital U.S. Treasury Bills: 1-3 Month Index. We believe these new indexes are more representative of the types of fixed-income and short-term securities in which the Fund invests. For comparison purposes, the prior benchmarks — Citigroup Broad Based Investment Grade Index and Citigroup Short-Term Index for 1 Month Certificates of Deposit — are included in this report.

Improving confidence in volatile markets

Equity markets were volatile in the 12-month period ended March 31, 2012. Investors around the globe became increasingly risk averse early in the period, driven by fears of another global economic downturn. In addition, several factors contributed to slow economic growth, including the natural disaster in Japan at the start of the fiscal year. Supply chain disruptions from the event and its aftermath were felt around the world. Japan's economy, however, recovered more quickly than forecast and major manufacturers were returning to normal output by mid-2011.

The contentious debate in the U.S. Congress about an extension of the debt ceiling, increasing concerns about slowing economic growth in China and other emerging markets, and the deepening European sovereign debt crisis added to market uncertainty. Political unrest intensified in the Middle East and North Africa during the year, prompting government changes in several countries and further unsettling financial markets. Fears about the U.S. political process increased in August after Standard & Poor's downgraded the U.S. credit rating from its AAA level for the first time in history. Markets ultimately shrugged off the change, and the U.S. continued to be considered a safe-haven currency investment option.

U.S. equity markets rallied sharply in fourth-quarter 2011 and first-quarter 2012, as continued strength in corporate profits and improving U.S. economic data outweighed the lingering concerns about eurozone debt and slowing growth rates in emerging markets. Stock correlations remained at elevated levels late in 2011, highlighting the fact that macro events continued to affect stock prices as much as, if not more than, individual company fundamentals. Those correlations declined early in 2012 and company fundamentals again began to come to the fore. The U.S. economy continued to grow slowly during the fiscal year. Actions late in 2011 by the European Central Bank in response to the region's sovereign debt crisis amounted to aggressive monetary easing, and it provided loans to several eurozone countries, including Spain and Italy. While the markets still await a long-term resolution to the crisis, it appeared to fade from the top of mind for many investors in the final quarter of the fiscal year and global equity markets responded positively.

Emphasis on equities

Throughout the period, the Fund allocated the majority of its assets to equities, which we believe to be attractive in the current environment from an asset class perspective. The Fund's underperformance during the period compared to its S&P 500 Index benchmark primarily reflected the poor performance of individual securities. Based on our analysis, equities appeared inexpensive relative to bonds. That belief is one important factor for the Fund favoring equities over long-duration, fixed-income securities. As a result, the Fund had no material holdings in fixed-income securities during the year, leading to the underperformance compared to the benchmark bond index. We continue to think that extreme risk aversion has driven up the price of assets that are perceived to be safe and has driven down the price of assets that may participate in future growth. In the intermediate to longer term, we do not see U.S. dollar fixed-income securities as a safe haven and anticipate higher volatility and more risk than the market is assigning with current U.S. interest rates at historic lows. More widely, the Fund's continued focus on investments that stand to benefit from expanding middle-class populations in emerging market countries made it susceptible to the equity declines in some of those markets during the period. The declines accelerated as Europe's debt crisis intensified and as officials in China and Brazil delayed action until the latter half of the year to ease monetary policy. China's market declined 22 percent in the calendar year 2011 and Brazil's market fell 18 percent, compared with the U.S. market's gain of more than 2 percent (based on the S&P 500 Index) during that period. Several foreign financial-related holdings — including China Pacific Insurance (Group) Co. Ltd., Itau Unibanco Holding S.A. in Brazil and BOC Hong Kong (Holdings) Limited — detracted from performance relative to the benchmark and reflected the sharp declines in their respective equity markets. The Fund no longer holds Itau Unibanco Holding S.A. or BOC Hong Kong (Holdings) Limited.

Some of the largest individual detractors to performance during the period consisted of information technology stocks, along with the China-related equities described above. The Fund was slightly overweight in the information technology sector through the end of 2011, compared with the benchmark index, although it moved to a slightly underweight position in the final quarter of the fiscal year. Sector holdings are secondary to individual security selection in the Fund. But holdings in this sector overall were a drag on performance. Key examples included Juniper Networks, Inc., NetApp Inc., and First Solar, Inc., which all detracted from performance. All remain in the Fund, but collectively represent less than 3 percent of total holdings.

Some of the Fund's largest equity positions overall made positive contributions to performance for the period. Apple Inc.'s shares gained during the period and led all other stocks in Fund contribution. Sands China, Ltd. also ranked among the top five equity contributors to Fund performance, just behind Apple Inc. Those stocks remain among the 10 largest holdings in the Fund, along with ConocoPhillips, a global energy producer that appears poised to benefit from the expanding demand among emerging market middle-class consumers; and Volkswagen AG, which saw the bulk of its growth from increased consumption in China and the rest of the emerging world. While sector positions are a byproduct of the Fund's individual security selection, the high weighting in consumer discretionary stocks contributed positively to performance, while holdings in financials and energy detracted from performance.

Gold bullion was the Fund's largest single holding during the year and was among its leading positive performance contributors; however, that contribution and others were not sufficient to offset holdings that detracted from total performance during the period. The primary role of gold in the Fund remains as it has for an extended period, namely a hard currency alternative to flexible fiat currencies.

The premiums paid for hedging positions also contributed to the Fund's underperformance versus the S&P 500 Index during the year. However, for most of the year, we had little equity hedging in place, primarily because of our positive views on the Fund's equities holdings and the high cost of equity hedging.

Potential for improving outlook

Despite a "double-dip" scare early in the year, a recession did not return to the U.S. in 2011 and we do not believe one will occur in 2012. We continue to think that global economic growth will be driven by the expanding middle-class populations in emerging markets. We are being selective, using a combination of investments in companies located in those markets along with companies in the developed world that participate in them. We remain concerned about the ongoing global credit cycle and the long-term impact of policy decisions in primarily the developed world. Many of these countries are using aggressive monetary policy to spur growth following the lingering global recession that began in 2008. We therefore believe the Fund's current focus on equities is appropriate, and as usual we will continue to keep a close eye on events. The Federal Reserve has said it will keep interest rates at current levels in the coming year and beyond, which means money will remain very inexpensive. When fixed income investors perceive that U.S. inflationary pressures are building, leading to a future rise in interest rates, we think they will be forced to move out of fixed income or face the risk of leaving money tied up in investments paying comparatively low yields. If this reallocation occurs, we think equities are likely to benefit, particularly in relation to fixed-income investments. We continue to focus on consolidating the Fund's assets in stocks in which we have the highest conviction and on those investments that we believe stand to benefit from the expanding middle-class populations in emerging markets. China's economy has been the target of a "hard landing" scare, but we see no evidence of that on the horizon, despite reports early in 2012 of a slight slowing in that economy. Looking forward, we believe there will be an easing in monetary policies in emerging-market countries in 2012, which could be a favorable development for the Fund's investments in companies focused there.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

The Fund may allocate from 0 to 100 percent of its assets between stocks, bonds and short-term instruments of issuers around the globe, as well as investments in precious metals and investments with exposure to various foreign securities.

International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets.

Fixed income securities are subject to interest rate risk and, as such, the net asset value of the Fund may fall as interest rates rise. Investing in high-income securities may carry a greater risk of nonpayment of interest or principal than higher-rated bonds.

The Fund may focus its investments in certain regions or industries, thereby increasing its potential vulnerability to market volatility.

The Fund may seek to hedge market risk on various securities, increase exposure to various markets, manage exposure to various foreign currencies, precious metals and various markets, and seek to hedge certain event risks on positions held by the Fund. Such hedging involves additional risks, as the fluctuations in the values of the derivatives may not correlate perfectly with the overall securities markets or with the underlying asset from which the derivative's value is derived.

Investing in commodities, such as gold, is generally considered speculative because of the significant potential for investment loss due to cyclical economic conditions, sudden political events, and adverse international monetary policies. Markets for commodities are likely to be volatile and the Fund may pay more to store and accurately value its commodity holdings than it does with the Fund's other holdings.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Asset Strategy Fund.

Ivy Asset Strategy Fund

ALL DATA IS AS OF MARCH 31, 2012 (UNAUDITED)

Asset Allocation

Stocks	**80.7%**
Consumer Discretionary	32.6%
Information Technology	14.5%
Energy	13.7%
Financials	10.5%
Industrials	5.8%
Consumer Staples	2.0%
Materials	0.9%
Health Care	0.5%
Telecommunication Services	0.2%
Bullion (Gold)	**10.0%**
Purchased Options	**0.4%**
Bonds	**2.7%**
Corporate Debt Securities	2.7%
United States Government and Government Agency Obligations	0.0%
Cash and Cash Equivalents	**6.2%**

Lipper Rankings

Category: Lipper Global Flexible Portfolio Funds	Rank	Percentile
1 Year	102/309	33
3 Year	139/164	85
5 Year	5/96	6
10 Year	7/52	14

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

North America	**38.5%**
United States	38.5%
Other North America	0.0%
Europe	**23.5%**
Germany	7.7%
United Kingdom	3.9%
Norway	3.5%
Other Europe	8.4%
Pacific Basin	**21.4%**
China	14.7%
Hong Kong	4.8%
Other Pacific Basin	1.9%
Bullion (Gold)	**10.0%**
South America	**0.0%**
Cash and Cash Equivalents and Options	**6.6%**

Top 10 Equity Holdings

Company	Country	Sector
Wynn Resorts, Limited	United States	Consumer Discretionary
ConocoPhillips	United States	Energy
Sands China Ltd.	China	Consumer Discretionary
Volkswagen AG	Germany	Consumer Discretionary
Compagnie Financiere Richemont S.A.	Switzerland	Consumer Discretionary
Apple Inc.	United States	Information Technology
Baidu.com, Inc., ADR	China	Information Technology
Cognizant Technology Solutions Corporation, Class A	United States	Information Technology
Bayerische Motoren Werke AG	Germany	Consumer Discretionary
ASML Holding N.V., Ordinary Shares	Netherlands	Information Technology

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Asset Strategy Fund



Ivy Asset Strategy Fund, Class A Shares(1)										$26,337
S&P 500 Index										$14,976
Citigroup Short-Term Index for 1 Month Certificates of Deposit										$12,374
Citigroup Broad Investment Grade Index										$17,758
Barclays Capital U.S. Aggregate Bond Index										$17,573
Barclays Capital U.S. Treasury Bills: 1-3 Month Index										$11,966
Lipper Global Flexible Portfolio Funds Universe Average										$18,387

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B	Class C	Class E	Class I	Class R	Class Y
1-year period ended 3-31-12	-4.51%	-3.46%	0.56%	-4.56%	1.57%	0.96%	1.35%
5-year period ended 3-31-12	6.46%	6.70%	6.93%	—	—	—	7.73%
10-year period ended 3-31-12	10.17%	9.89%	9.99%	—	—	—	10.85%
Since inception of Class[3] through 3-31-12	—	—	—	6.28%	7.98%	2.37%	—

(2) Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R and Class Y shares are not subject to sales charges.

(3) 4-2-07 for Class E and Class I shares and 7-31-08 for Class R shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy Asset Strategy Fund *(in thousands)* MARCH 31, 2012

COMMON STOCKS	Shares	Value
Apparel, Accessories & Luxury Goods – 4.3%		
Compagnie Financiere Richemont S.A. (A)	13,316	$ 834,893
Prada S.p.A. (A)(B)	8,045	52,317
Prada S.p.A. (A)(B)(C)	37,835	246,044
		1,133,254
Application Software – 0.1%		
Intuit Inc.	230	13,806
Asset Management & Custody Banks – 2.9%		
Apollo Global Management, LLC	12,589	179,772
Blackstone Group L.P. (The)	24,986	398,283
KKR & Co. L.P.	12,023	178,307
		756,362
Automobile Manufacturers – 4.7%		
Bayerische Motoren Werke AG (A)	6,676	600,340
Hyundai Motor Company (A)	2,313	475,644
Porsche Automobil Holding SE (A)	2,880	169,979
		1,245,963
Broadcasting – 2.2%		
CBS Corporation, Class B	17,398	589,956
Casinos & Gaming – 12.7%		
Las Vegas Sands, Inc.	2,816	162,117
Sands China Ltd. (A)	59,784	233,653
Sands China Ltd. (A)(C)	255,021	996,696
Wynn Macau, Limited (A)	163,339	477,467
Wynn Macau, Limited (A)(C)	11,816	34,540
Wynn Resorts, Limited (D)	12,095	1,510,378
		3,414,851
Communications Equipment – 0.4%		
Cisco Systems, Inc.	4,552	96,277
Computer Hardware – 3.0%		
Apple Inc. (B)	1,383	829,007
Construction & Farm Machinery & Heavy Trucks – 3.3%		
Caterpillar Inc.	4,362	464,619
Cummins Inc.	3,518	422,301
		886,920
Diversified Banks – 0.9%		
China Minsheng Banking Corp., Ltd., H Shares (A)	7,688	6,960
China Minsheng Banking Corp., Ltd., H Shares (A)(B)(C)	249,525	225,890
		232,850
Diversified Metals & Mining – 0.9%		
Freeport-McMoRan Copper & Gold Inc., Class B	6,220	236,605
Hotels, Resorts & Cruise Lines – 2.1%		
Starwood Hotels & Resorts Worldwide, Inc. (E)	9,835	554,815
Industrial Conglomerates – 1.9%		
Hutchison Whampoa Limited, Ordinary Shares (A)	51,817	517,800
Integrated Oil & Gas – 9.1%		
ConocoPhillips (E)	15,693	$ 1,192,854
Exxon Mobil Corporation	1,086	94,189
Occidental Petroleum Corporation	3,997	380,606
Royal Dutch Shell plc, Class A (A)	7,121	249,305
StatoilHydro ASA (A)	9,815	266,445
Total S.A. (A)	4,852	247,462
		2,430,861
Internet Software & Services – 6.0%		
Baidu.com, Inc., ADR (B)	5,580	813,336
Google Inc., Class A (B)	561	359,543
Tencent Holdings Limited (A)	16,013	446,653
		1,619,532
Investment Banking & Brokerage – 1.0%		
CITIC Securities Company Limited, H Shares (A)(B)(C)	134,312	269,815
IT Consulting & Other Services – 2.4%		
Cognizant Technology Solutions Corporation, Class A (B)(E)	8,197	630,762
Life & Health Insurance – 3.1%		
AIA Group Limited (A)	63,114	231,224
AIA Group Limited (A)(C)	147,218	539,351
Ping An Insurance (Group) Company of China, Ltd., A Shares (A)	6,887	40,001
		810,576
Marine – 0.6%		
A.P. Moller – Maersk A/S (A)	19	147,473
Mortgage REITs – 1.0%		
American Capital Agency Corp.	9,145	270,146
Movies & Entertainment – 0.1%		
Delta Prefco Limited (B)(F)	1	—*
Delta Topco Limited (B)(F)	96,095	26,811
		26,811
Multi-Line Insurance – 1.4%		
China Pacific Insurance (Group) Co. Ltd., H Shares (A)	122,262	378,648
Oil & Gas Drilling – 2.5%		
Seadrill Limited (A)	14,530	544,495
Seadrill Limited (A)(C)	3,225	120,836
		665,331
Oil & Gas Equipment & Services – 2.1%		
Halliburton Company	8,007	265,743
National Oilwell Varco, Inc. (E)	3,665	291,250
		556,993
Pharmaceuticals – 0.5%		
GlaxoSmithKline plc (A)	2,344	52,360
Sanofi-Aventis (A)	1,031	80,038
		132,398
Restaurants – 1.7%		
Starbucks Corporation	7,901	441,570
Semiconductor Equipment – 2.3%		
ASML Holding N.V., Ordinary Shares (A)	11,994	599,523

Ivy Asset Strategy Fund *(in thousands)*

COMMON STOCKS (Continued)	Shares	Value
Semiconductors – 0.3%		
Intel Corporation	2,394	$ 67,295
Specialized Finance – 0.2%		
CME Group Inc.	223	64,636
Tobacco – 2.0%		
Philip Morris International Inc. (E)	5,925	524,997
Wireless Telecommunication Service – 0.2%		
Bharti Airtel Limited (A)	4,054	26,886
China Mobile Limited (A)	1,245	13,694
		40,580
TOTAL COMMON STOCKS – 75.9%		**$20,186,413**
(Cost: $14,435,841)		

PREFERRED STOCKS		
Automobile Manufacturers – 4.8%		
Volkswagen AG, 2.260% (A)	5,155	906,526
Volkswagen AG, 2.260% (A)(C)	2,163	380,345
		1,286,871
TOTAL PREFERRED STOCKS – 4.8%		**$ 1,286,871**
(Cost: $649,789)		

PURCHASED OPTIONS	Number of Contracts (Unrounded)	
Blackstone Group L.P. (The),		
Call $17.00, Expires 5–21–12	4,006	$ 94
Cisco Systems, Inc.,		
Call $22.00, Expires 6–18–12	25,628	1,321
Cognizant Technology Solutions Corporation, Class A:		
Call $77.50, Expires 4–23–12	2,405	313
Call $82.50, Expires 5–21–12	3,202	280
DAX Index:		
Put EUR6,550.00, Expires 4–20–12, OTC (Ctrpty: Morgan Stanley & Co., Inc.) (G)	1,507	257
Put EUR6,550.00, Expires 4–20–12, OTC (Ctrpty: JPMorgan Chase Bank N.A.)	1,365	233
Put EUR6,650.00, Expires 4–20–12, OTC (Ctrpty: JPMorgan Chase Bank N.A.) (G)	1,449	363
Put EUR6,650.00, Expires 4–20–12, OTC (Ctrpty: Deutsche Bank AG)	1,446	363
Put EUR6,850.00, Expires 5–18–12, OTC (Ctrpty: Morgan Stanley & Co., Inc.) (G)	5,782	5,722
Euro (Currency),		
Put $1.30, Expires 5–31–12, OTC (Ctrpty: Deutsche Bank AG)	1	4,492

PURCHASED OPTIONS (Continued)	Number of Contracts (Unrounded)	Value
Exxon Mobil Corporation:		
Call $90.00, Expires 5–21–12	3,204	$ 181
Call $90.00, Expires 7–23–12	3,203	410
FTSE 100 Index:		
Put GBP5,700.00, Expires 4–20–12, OTC (Ctrpty: Citibank N.A.)(G) . .	1,382	1,245
Put GBP5,750.00, Expires 4–20–12, OTC (Ctrpty: Citibank N.A.)	713	836
Put GBP5,750.00, Expires 4–20–12, OTC (Ctrpty: Morgan Stanley & Co., Inc.) (G)	707	829
Put GBP5,700.00, Expires 5–18–12, OTC (Ctrpty: Citibank N.A.) (G) . .	2,888	5,174
Intel Corporation,		
Call $29.00, Expires 6–18–12	17,621	1,004
Japanese Yen (Currency),		
Put $83.50, Expires 4–17–12, OTC (Ctrpty: Deutsche Bank AG)	1	2,875
NASDAQ 100 Index:		
Put $2,450.00, Expires 4–20–12, OTC (Ctrpty: Deutsche Bank AG)	2,031	350
Put $2,525.00, Expires 4–20–12 . . .	2,042	704
Put $2,650.00, Expires 5–18–12, OTC (Ctrpty: Citibank N.A.)	1,986	6,345
Put $2,660.00, Expires 5–18–12, OTC (Ctrpty: Deutsche Bank AG)	1,945	6,642
National Oilwell Varco, Inc.,		
Call $87.50, Expires 5–21–12	3,204	235
Russell 2000 Index:		
Put $800.00, Expires 4–20–12, OTC (Ctrpty: UBS AG)	6,213	4,163
Put $805.00, Expires 4–20–12, OTC (Ctrpty: Deutsche Bank AG)	3,222	2,513
Put $805.00, Expires 4–20–12, OTC (Ctrpty: Morgan Stanley & Co., Inc.)	3,203	2,498
Put $805.00, Expires 5–18–12, OTC (Ctrpty: Citibank N.A.)	6,411	11,540
Put $810.00, Expires 5–18–12, OTC (Ctrpty: UBS AG)	6,495	12,698
S&P 500 Index:		
Put $1,325.00, Expires 4–20–12 . . .	9,741	2,460
Put $1,300.00, Expires 4–23–12 . . .	9,544	1,551
Put $1,360.00, Expires 5–18–12, OTC (Ctrpty: Deutsche Bank AG)	9,623	14,771
Put $1,365.00, Expires 5–18–12, OTC (Ctrpty: Goldman Sachs International)	9,476	15,587
Seadrill Limited,		
Put NOK235.14, Expires 6–27–12, OTC (Ctrpty: Goldman Sachs International)(G)	3,224,600	10,124
Starwood Hotels & Resorts Worldwide, Inc.:		
Call $60.00, Expires 4–23–12, OTC (Ctrpty: Goldman Sachs International)	1,602	43
Call $60.00, Expires 4–23–12, OTC (Ctrpty: Morgan Stanley & Co., Inc.)	802	22
Call $62.50, Expires 5–21–12	3,202	160

PURCHASED OPTIONS (Continued)	Number of Contracts (Unrounded)	Value	
Total S.A.:			
Call EUR40.00, Expires 6–15–12, OTC (Ctrpty: Deutsche Bank AG) (G)	4,805	$	519
Call EUR41.00, Expires 6–15–12, OTC (Ctrpty: Citibank N.A.) (G)	4,804		333
Call EUR43.00, Expires 6–18–12, OTC (Ctrpty: Credit Suisse AG) (G)	9,610		231
TOTAL PURCHASED OPTIONS – 0.4%		$	119,481
(Cost: $234,721)			

CORPORATE DEBT SECURITIES	Principal		
Automobile Manufacturers – 0.0%			
Toyota Motor Credit Corporation, 4.430%, 1–18–15 (H)	$ 325		332
Homebuilding – 0.0%			
Desarrolladora Homex, S.A. de C.V., 7.500%, 9–28–15	470		475
Independent Power Producers & Energy Traders – 0.0%			
CESP – Companhia Energetica de Sao Paulo, 9.750%, 1–15–15 (C)(G)	BRL 11,900		9,564
Movies & Entertainment – 2.7%			
Delta Topco Limited, 15.000%, 11–24–16 (F)(I)	$713,060		712,767
TOTAL CORPORATE DEBT SECURITIES – 2.7%		$	723,138
(Cost: $734,028)			

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS			
Mortgage–Backed Obligations – 0.0%			
Federal Home Loan Mortgage Corporation Agency REMIC/CMO:			
4.500%, 8–15–17 (J)	40		1
5.500%, 9–15–17 (J)	1,050		69
5.000%, 11–15–17 (J)	402		13
5.000%, 5–15–18 (J)	1,417		127
5.000%, 4–15–19 (J)	112		4
5.000%, 11–15–22 (J)	1		—*
5.500%, 3–15–23 (J)	1,006		112
5.000%, 5–15–23 (J)	30		—*
5.000%, 6–15–23 (J)	741		17
5.000%, 8–15–23 (J)	42		1
5.500%, 10–15–25 (J)	1,423		193
5.000%, 8–15–30 (J)	4		—*
5.500%, 3–15–31 (J)	41		1
5.500%, 10–15–32 (J)	1,024		56
5.500%, 1–15–33 (J)	832		116
5.500%, 5–15–33 (J)	1,251		198
5.000%, 7–15–33 (J)	363		7
6.000%, 11–15–35 (J)	1,144		196

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal		Value
Mortgage–Backed Obligations (Continued)			
Federal National Mortgage Association Agency REMIC/CMO:			
5.500%, 6–25–23 (J)	$ 1,236	$	156
5.000%, 8–25–23 (J)	262		7
5.000%, 11–25–23 (J)	619		32
4.500%, 4–25–30 (J)	229		1
5.000%, 3–25–31 (J)	185		—*
5.000%, 8–15–31 (J)	1,281		48
5.500%, 8–25–33 (J)	2,366		355
5.500%, 12–25–33 (J)	1,668		217
5.500%, 4–25–34 (J)	2,698		406
5.500%, 8–25–35 (J)	2,141		372
5.500%, 11–25–36 (J)	5,375		786
Government National Mortgage Association Agency REMIC/CMO:			
5.000%, 6–20–31 (J)	136		3
5.500%, 3–20–32 (J)	985		84
5.000%, 10–20–32 (J)	1,685		164
7.000%, 5–20–33 (J)	3,174		953
5.500%, 7–16–33 (J)	1,556		327
5.000%, 7–20–33 (J)	48		4
5.500%, 11–20–33 (J)	287		27
5.500%, 6–20–35 (J)	2,858		518
5.500%, 7–20–35 (J)	1,504		240
5.500%, 10–16–35 (J)	2,754		460
			6,271
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 0.0%		$	6,271
(Cost: $13,573)			

BULLION – 10.0%	Troy Ounces		
Gold	1,594	$ 2,660,275	
(Cost: $1,688,538)			

SHORT-TERM SECURITIES	Principal		
Certificate Of Deposit – 0.1%			
Banco del Estado de Chile, 0.260%, 4–26–12	$15,000		15,000
Commercial Paper – 5.1%			
Bank of Nova Scotia, 0.100%, 4–5–12 (K)	15,000		15,000
Baxter International Inc.:			
0.190%, 4–9–12 (K)	49,650		49,647
0.220%, 4–10–12 (K)	18,000		17,999
BHP Billiton Finance (USA) Limited (GTD by BHP Billiton Limited):			
0.120%, 4–9–12 (K)	25,000		24,999
0.140%, 4–10–12 (K)	43,000		42,998
0.120%, 4–24–12 (K)	45,000		44,996
Campbell Soup Co.:			
0.130%, 4–9–12 (K)	19,500		19,499
0.160%, 4–16–12 (K)	38,000		37,997
Citigroup Funding Inc.:			
0.300%, 4–4–12 (K)	16,000		16,000
0.290%, 4–11–12 (K)	27,000		26,998
Colgate-Palmolive Company, 0.100%, 4–12–12 (K)	10,000		10,000

Ivy Asset Strategy Fund (in thousands)

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (Continued)		
Corporacion Andina de Fomento:		
0.270%, 4–19–12 (K)	$ 8,000	$ 7,999
0.440%, 5–4–12 (K)	1,000	1,000
0.270%, 5–21–12 (K)	47,655	47,635
Diageo Capital plc (GTD by Diageo plc),		
0.440%, 4–23–12 (K)	8,000	7,998
E.I. du Pont de Nemours and Company:		
0.130%, 4–9–12 (K)	25,000	24,999
0.130%, 4–16–12 (K)	2,142	2,142
0.110%, 4–19–12 (K)	28,000	27,998
0.130%, 4–20–12 (K)	19,000	18,999
0.140%, 4–23–12 (K)	28,350	28,347
Ecolab Inc.,		
0.400%, 4–4–12 (K)	21,000	20,999
General Mills, Inc.,		
0.170%, 4–3–12 (K)	20,000	20,000
Google Inc.,		
0.090%, 4–19–12 (K)	19,000	18,999
Hewlett-Packard Company,		
0.460%, 4–2–12 (K)	4,200	4,200
Illinois Tool Works Inc.:		
0.150%, 4–2–12 (K)	34,000	34,000
0.140%, 4–13–12 (K)	21,000	20,999
John Deere Canada ULC (GTD by Deere & Company),		
0.140%, 4–10–12 (K)	10,000	10,000
John Deere Financial Limited (GTD by John Deere Capital Corporation):		
0.110%, 4–11–12 (K)	22,000	21,999
0.150%, 4–26–12 (K)	31,000	30,997
Kellogg Co.,		
0.200%, 4–2–12 (K)	11,994	11,994
Kraft Foods Inc.:		
0.220%, 4–2–12 (K)	7,972	7,972
0.340%, 4–19–12 (K)	6,000	5,999
0.380%, 4–27–12 (K)	16,500	16,495
0.630%, 6–5–12 (K)	8,000	7,991
0.630%, 6–20–12 (K)	22,000	21,969
Kroger Co. (The),		
0.400%, 4–2–12 (K)	9,257	9,257
L'Air Liquide S.A.,		
0.150%, 4–23–12 (K)	25,000	24,998
McCormick & Co. Inc.:		
0.150%, 4–16–12 (K)	2,102	2,102
0.170%, 4–18–12 (K)	50,000	49,995
Novartis Finance Corp.,		
0.130%, 4–9–12 (K)	10,000	10,000
Novartis Securities Investment Ltd.:		
0.110%, 4–12–12 (K)	7,000	7,000
0.180%, 6–11–12 (K)	6,255	6,253
Panasonic Finance America, Inc. (GTD by Matsushita Electric Industrial Co., Ltd),		
0.260%, 4–16–12 (K)	10,944	10,943
Pfizer Inc.,		
0.090%, 4–19–12 (K)	15,000	14,999
Procter & Gamble Company (The),		
0.120%, 5–31–12 (K)	10,000	9,998
Prudential Funding LLC:		
0.110%, 4–2–12 (K)	8,872	8,872
0.180%, 4–5–12 (K)	10,000	10,000
0.160%, 4–9–12 (K)	17,000	16,999
Sara Lee Corporation,		
0.320%, 4–2–12 (K)	27,830	27,830

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (Continued)		
Siemens Capital Corp. (GTD by Siemens AG):		
0.140%, 4–12–12 (K)	$30,000	$ 29,999
0.140%, 4–16–12 (K)	25,000	24,998
St. Jude Medical, Inc.:		
0.160%, 4–2–12 (K)	22,186	22,186
0.180%, 4–9–12 (K)	35,000	34,999
Straight-A Funding, LLC (GTD by Federal Financing Bank):		
0.130%, 4–9–12 (K)	17,000	17,000
0.130%, 4–9–12 (K)	7,000	7,000
0.610%, 4–9–12 (K)	9,500	9,500
0.110%, 4–11–12 (K)	77,477	77,472
0.120%, 4–11–12 (K)	20,928	20,927
0.100%, 4–16–12 (K)	2,442	2,442
0.130%, 4–16–12 (K)	16,000	15,999
0.120%, 4–26–12 (K)	6,970	6,969
0.130%, 5–1–12 (K)	25,209	25,206
0.170%, 5–14–12 (K)	23,051	23,046
0.150%, 5–21–12 (K)	12,000	11,998
Total Capital Canada Ltd. (GTD by Total S.A.),		
0.110%, 4–23–12 (K)	30,000	29,998
Wal-Mart Stores, Inc.,		
0.110%, 4–3–12 (K)	36,000	36,000
Wisconsin Electric Power Co.:		
0.150%, 4–2–12 (K)	32,766	32,767
0.150%, 4–3–12 (K)	4,800	4,800
0.200%, 4–11–12 (K)	11,300	11,299
0.180%, 4–12–12 (K)	10,000	9,999
		1,391,713
Master Note – 0.0%		
Toyota Motor Credit Corporation,		
0.131%, 4–2–12 (L)	1,074	1,074
Municipal Obligations – Taxable – 0.6%		
CA Muni Fin Auth, Recovery Zone Fac Bonds (Chevron U.S.A. Inc. Proj), Ser 2010C (GTD by Chevron Corporation),		
0.180%, 4–3–12 (L)	4,350	4,350
CA Pollutn Ctl Fin Auth, Pollutn Ctl Rfdg Rev Bonds (Pacific Gas and Elec Co), Ser C (GTD by JPMorgan Chase Bank, N.A.),		
0.190%, 4–3–12 (L)	12,290	12,290
CA Statewide Cmnty Dev Auth, Multifam Hsng Rev Bonds (1030 Post Street Apts), Ser 2005 Y,		
0.190%, 4–5–12 (L)	2,300	2,300
CA Statewide Cmnty Dev Auth, Multifam Hsng Rev Bonds (Wyndover Apts), Ser 2004 LL (GTD by United States Government),		
0.180%, 4–5–12 (L)	2,000	2,000
Cert of Part, Denver Pub Sch, Var Rate Rfdg Ser 2011A-3 (GTD by Wells Fargo Bank, N.A.),		
0.130%, 4–15–12 (L)	862	862
City of Whittier, Hlth Fac Rev Bonds (Presbyterian Intercmnty Hosp), Ser 2009 (GTD by U.S. Bank, N.A.):		
0.160%, 4–4–12 (L)	9,571	9,571
0.160%, 4–4–12 (L)	2,672	2,672

Ivy Asset Strategy Fund *(in thousands)*

SHORT-TERM SECURITIES (Continued)	Principal	Value
Municipal Obligations – Taxable (Continued)		
FL Muni Power Agy, All-Requirements Power Supply Proj Var Rate Demand Rfdg Rev Bonds, Ser 2008C (GTD by Bank of America, N.A.), 0.220%, 4–2–12 (L)	$ 2,050	$ 2,050
Hosp Fac Auth of Clackamas Cnty, OR, Rev Bonds (Legacy Hlth Sys), Ser 2008B (GTD by U.S. Bank, N.A.), 0.190%, 4–4–12 (L)	1,905	1,905
LA Pub Fac Auth, Rev Bonds (Air Products and Chemicals Proj), Ser 2008A (GTD by Air Products and Chemicals, Inc.), 0.170%, 4–3–12 (L)	3,896	3,896
Los Angeles, CA, Wastewater Sys Sub Rev Bonds, Var Rate Rfdg, Ser 2008-A (GTD by Bank of America, N.A.), 0.170%, 4–2–12 (L)	5,875	5,875
MA Hlth and Edu Fac Auth, Var Rate Rev Bonds, Dana-Farber Cancer Institute Issue, Ser 2008L-1 (GTD by JPMorgan Chase Bank, N.A.), 0.160%, 4–5–12 (L)	1,000	1,000
MO Dev Fin Board, Infra Fac Rev Bonds (Ninth Street Garage Proj), Ser 2004B (GTD by Bank of America, N.A.), 0.470%, 4–5–12 (L)	3,265	3,265
MS Business Fin Corp, Gulf Opp Zone Indl Dev Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 2007B (GTD by Chevron Corporation), 0.180%, 4–3–12 (L)	48,644	48,644
MS Business Fin Corp, Gulf Opp Zone Indl Dev Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 2007D (GTD by Chevron Corporation), 0.190%, 4–3–12 (L)	6,790	6,790
MS Business Fin Corp, Gulf Opp Zone Indl Dev Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 2010J (GTD by Chevron Corporation), 0.190%, 4–3–12 (L)	4,000	4,000
MS Business Fin Corp, Gulf Opp Zone Indl Dev Rev Bonds (Chevron U.S.A. Inc. Proj), Ser E (GTD by Chevron Corporation), 0.190%, 4–3–12 (L)	17,500	17,500
NY Hsng Fin Agy, Clinton Park Phase II Hsng Rev Bonds, Ser 2011 A-1, 0.150%, 4–2–12 (L)	5,000	5,000
NYC GO Bonds, Fiscal 2006 Ser E (GTD by Bank of America, N.A.), 0.200%, 4–5–12 (L)	9,091	9,091
NYC Hsng Dev Corp, Multi-Fam Mtg Rev Bonds (Target V Apt), Ser 2006 A (GTD by Citibank, N.A.), 0.210%, 4–4–12 (L)	6,300	6,300

SHORT-TERM SECURITIES (Continued)	Principal	Value
Municipal Obligations – Taxable (Continued)		
Port Arthur Navigation Dist Indl Dev Corp, Exempt Fac Var Rate Rev Bonds (Air Products Proj), Ser 2006 (GTD by Air Products and Chemicals, Inc.), 0.170%, 4–3–12 (L)	$ 7,780	$ 7,780
Santa Clara Cnty Fin Auth, Var Rate Rev Bonds, El Camino Hosp, Ser 2009A (GTD by Wells Fargo Bank, N.A.), 0.180%, 4–4–12 (L)	2,000	2,000
The Indl Dev Auth of Phoenix, AZ, Adj Mode Multifam Hsng Rev Rfdg Bonds (Paradise Lakes Apt Proj), Ser 2007A (GTD by Wachovia Bank, N.A.), 0.180%, 4–5–12 (L)	9,310	9,310
Uinta Cnty, WY, Pollutn Ctl Rfdg Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 1992 (GTD by Chevron Corporation), 0.190%, 4–3–12 (L)	2,250	2,250
		170,701
Notes – 0.1%		
Bank of America, N.A., 0.910%, 4–23–12 (L)	1,000	1,000
General Electric Capital Corporation, 5.250%, 10–19–12	1,500	1,540
		2,540
Treasury Bills – 0.5%		
United States Treasury Bills:		
0.120%, 8–9–12	100,000	99,954
0.150%, 9–27–12	25,000	24,981
		124,935
United States Government Agency Obligations – 0.2%		
Overseas Private Investment Corporation (GTD by United States Government):		
0.070%, 4–4–12 (L)	20,000	20,000
0.070%, 4–4–12 (L)	17,103	17,103
0.120%, 4–4–12 (L)	3,000	3,000
		40,103
TOTAL SHORT-TERM SECURITIES – 6.6%		$ 1,746,066
(Cost: $1,746,066)		
TOTAL INVESTMENT SECURITIES – 100.4%		$26,728,515
(Cost: $19,502,556)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.4%)		(99,098)
NET ASSETS – 100.0%		$26,629,417

Notes to Schedule of Investments

The following forward foreign currency contracts were outstanding at March 31, 2012:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	Euro	Deutsche Bank AG	170,575	6–13–12	$ —	$3,873
Sell	Euro	Morgan Stanley International	242,920	6–14–12	—	5,239
Sell	Euro	Goldman Sachs International	608,750	6–15–12	20,147	—
					$20,147	$9,112

The following total return swap agreements were outstanding at March 31, 2012:

Counterparty	Notional Amount	Underlying Security	Termination Date	Financing Fee#	Unrealized Depreciation
UBS AG, London	$10,501	Ping An Insurance (Group) Company of China, Ltd.	5–3–12	USD LIBOR + 0.700%	$(244)
UBS AG, London	5,909	Ping An Insurance (Group) Company of China, Ltd.	5–3–12	USD LIBOR + 0.700%	(138)
					$(382)

#The Fund pays the financing fee multiplied by the notional amount each quarter. On the termination date of the swap contracts, the Fund will pay/ receive the return of the underlying security.

The following written options were outstanding at March 31, 2012 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Market Value
Blackstone Group L.P. (The)	N/A	Put	4,006	May 2012	$ 14.00	$ 124	$ (72)
Cisco Systems, Inc.	N/A	Put	25,628	June 2012	19.00	989	(654)
Cognizant Technology Solutions Corporation, Class A	N/A	Put	2,405	April 2012	65.00	253	(18)
	N/A	Put	3,202	May 2012	70.00	346	(288)
DAX Index	Morgan Stanley & Co., Inc.	Put	1,507	April 2012	EUR5,900.00	574	(39)
	JPMorgan Chase Bank N.A.	Put	1,365	April 2012	5,900.00	590	(35)
	JPMorgan Chase Bank N.A.	Put	1,449	April 2012	5,950.00	390	(41)
	Deutsche Bank AG	Put	1,446	April 2012	5,950.00	389	(40)
	Morgan Stanley & Co., Inc.	Put	5,782	May 2012	6,150.00	1,280	(1,124)
Euro (Currency)	Deutsche Bank AG	Put	1	May 2012	$ 1.22	4,575	(516)
Exxon Mobil Corporation	N/A	Put	3,204	May 2012	80.00	229	(123)
	N/A	Put	3,203	July 2012	80.00	483	(364)
FTSE 100 Index	Citibank N.A.	Put	2,095	April 2012	GBP5,150.00	987	(194)
	Morgan Stanley & Co., Inc.	Put	707	April 2012	5,150.00	225	(66)
	Citibank N.A.	Put	2,888	May 2012	5,100.00	916	(947)
Intel Corporation	N/A	Put	17,621	June 2012	$ 26.00	898	(758)
Japanese Yen (Currency)	Deutsche Bank AG	Put	1	April 2012	86.50	1,352	(270)
NASDAQ 100 Index	Deutsche Bank AG	Put	2,031	April 2012	2,200.00	3,018	(36)
	N/A	Put	2,042	April 2012	2,275.00	2,109	(87)
	Citibank N.A.	Put	1,986	May 2012	2,375.00	1,986	(1,182)
	Deutsche Bank AG	Put	1,945	May 2012	2,400.00	1,809	(1,332)
National Oilwell Varco, Inc.	N/A	Put	3,204	May 2012	72.50	509	(468)
Russell 2000 Index	UBS AG	Put	6,213	April 2012	720.00	5,887	(388)
	Morgan Stanley & Co., Inc.	Put	3,203	April 2012	720.00	1,922	(200)
	Deutsche Bank AG	Put	3,222	April 2012	720.00	1,869	(201)
	Citibank N.A.	Put	6,411	May 2012	720.00	3,462	(2,404)
	UBS AG	Put	6,495	May 2012	730.00	4,417	(2,922)
S&P 500 Index	N/A	Put	9,741	April 2012	1,190.00	4,841	(365)
	N/A	Put	9,544	April 2012	1,170.00	7,375	(262)
	Deutsche Bank AG	Put	9,623	May 2012	1,220.00	4,812	(2,670)
	Goldman Sachs International	Put	9,476	May 2012	1,225.00	4,210	(2,772)
Starwood Hotels & Resorts Worldwide, Inc.	Goldman Sachs International	Put	1,602	April 2012	50.00	177	(23)
	Morgan Stanley & Co., Inc.	Put	802	April 2012	50.00	70	(12)
	N/A	Put	3,202	May 2012	52.50	327	(370)
Total S.A.	Deutsche Bank AG	Put	4,805	June 2012	EUR 35.00	498	(327)
	Citibank N.A.	Put	4,804	June 2012	36.00	502	(468)
	Credit Suisse AG	Put	4,805	June 2012	39.00	437	(1,211)
	Credit Suisse AG	Put	4,805	June 2012	38.00	382	(884)
						$65,219	$(24,133)

*Not shown due to rounding.

(A) Listed on an exchange outside the United States.

(B) No dividends were paid during the preceding 12 months.

(C) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2012, the total value of these securities amounted to $2,823,081 or 10.6% of net assets.

(D) Deemed to be an affiliate due to the Fund owning at least 5% of the voting securities.

(E) All or a portion of the security position is held in collateralized accounts for OTC derivatives collateral as governed by International Swaps and Derivatives Association, Inc. Master Agreements.

(F) Restricted securities. At March 31, 2012, the Fund owned the following restricted securities:

Security	Acquisition Date	Shares/Principal	Cost	Market Value
Delta Prefco Limited	1–23–12	1	$ —	$ —*
Delta Topco Limited	1–23–12	809,155	757,403	739,578
			$757,403	$739,578

The total value of these securities represented 2.8% of net assets at March 31, 2012.

(G) Principal amount and exercise prices are denominated in the indicated foreign currency, where applicable (BRL - Brazilian Real, EUR - Euro, and GBP - British Pound).

(H) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2012.

(I) Payment-in-kind bonds.

(J) Interest-only security. Amount shown as principal represents notional amount for computation of interest.

(K) Rate shown is the yield to maturity at March 31, 2012.

(L) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2012. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2012. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 7,380,409	$ —	$ 26,811
Consumer Staples	524,997	—	—
Energy	3,653,185	—	—
Financials	2,783,033	—	—
Health Care	132,398	—	—
Industrials	1,552,193	—	—
Information Technology	3,856,202	—	—
Materials	236,605	—	—
Telecommunication Services	40,580	—	—
Total Common Stocks	$20,159,602	$ —	$ 26,811
Preferred Stocks	1,286,871	—	—
Purchased Options	8,713	110,768	—
Corporate Debt Securities	—	10,371	712,767
United States Government Agency Obligations	—	6,271	—
Bullion	2,660,275	—	—
Short-Term Securities	—	1,746,066	—
Total	$24,115,461	$1,873,476	$739,578
Forward Foreign Currency Contracts	$ —	$ 20,147	$ —
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 9,112	$ —
Written Options	3,829	20,304	—
Swap Agreements	—	382	—

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Common Stocks	Investment Funds	Corporate Debt Securities
Beginning Balance 4–1–11	$ —	$ 4,686	$ —
Net realized gain (loss)	—	(4,711)	—
Net change in unrealized appreciation (depreciation)	(2,915)	2,582	—
Purchases	29,726	—	712,767
Sales	—	(2,557)	—
Transfers into Level 3 during the period	—	—	—
Transfers out of Level 3 during the period	—	—	—
Ending Balance 3–31–12	$26,811	$ —	$712,767
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 3–31–12	$ (2,915)	$ —	$ —

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
OTC = Over the Counter
REIT = Real Estate Investment Trust
REMIC = Real Estate Mortgage Investment Conduit

Country Diversification

(as a % of net assets)

United States	38.5%	Switzerland	3.2%
China	14.7%	Netherlands	2.3%
Germany	7.7%	South Korea	1.8%
Hong Kong	4.8%	France	1.2%
United Kingdom	3.9%	Italy	1.1%
Norway	3.5%	Other Countries	0.7%
		Other+	16.6%

+Includes gold bullion, options, cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Ivy Asset Strategy New Opportunities Fund



Below, Jonas Krumplys, portfolio manager of the Ivy Asset Strategy New Opportunities Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2012. He has managed the Fund since its inception in May 2010. Mr. Krumplys has 30 years of industry experience.

Jonas Krumplys

Fiscal Year Performance

For the 12 Months Ended March 31, 2012

Ivy Asset Strategy New Opportunities Fund (Class A shares at net asset value)	-14.73%
Benchmark(s) and/or Lipper Category	
MSCI AC World SMID (generally reflects the performance of equity markets in developed and emerging markets)	-3.42%
Barclays Capital U.S. Aggregate Bond Index (generally reflects the performance of most U.S.-traded investment grade bonds)	7.71%
Citigroup Broad Based Investment Grade Index (generally reflects the performance of the bond market)	7.74%
Barclays Capital U.S. Treasury Bills: 1-3 Month Index (generally reflects the performance of investment-grade Treasury bills, representing cash)	0.04%
Citigroup Short-Term Index for 1 Month Certificates of Deposit (generally reflects cash)	0.20%
Lipper Global Flexible Portfolio Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	-1.51%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

Multiple indexes are shown because the Fund invests in multiple asset classes. Please note that in March 2012, the Fund's fixed-income benchmark was changed to the Barclays Capital U.S. Aggregate Bond Index and its cash benchmark was changed to the Barclays Capital U.S. Treasury Bills: 1-3 Month Index. We believe these new indexes are more representative of the types of fixed-income and short-term securities in which the Fund invests. For comparison purposes, the prior benchmarks — Citigroup Broad Based Investment Grade Index and Citigroup Short-Term Index for 1 Month Certificates of Deposit — are included in this report.

A challenging year

The Fund's performance for the fiscal year was negatively affected by a series of global macroeconomic events. Europe faced risks of sovereign debt defaults in the so-called peripheral countries and a major bank funding crisis. In the U.S., there was a moderate economic recovery along with continued concerns about employment and housing, as well as a stalemated debt ceiling debate that led to a debt-rating downgrade for the country. There was social unrest in countries around the globe, including the dramatic government changes prompted by the Arab Spring, the rise of the Occupy Wall Street movement, and strikes and demonstrations throughout Southern Europe. Inflation pushed by rising energy and food costs forced central banks in China, India, Brazil and other developing markets to tighten monetary policies. And there were fears of a hard landing in China — which we do not share — because of government intervention there in housing and bank loan quotas. The fears about Europe's sovereign debt crisis and China's economy pushed emerging market equities into negative territory during the fiscal year. Equity investor sentiment became more positive and tensions eased late in 2011 and early in 2012 as the European Central Bank (ECB) launched a massive injection of liquidity into the European banking system, beginning in December. Global equity markets responded positively late in the period, led by shares in emerging markets.

Throughout the period, the Fund allocated the majority of its assets to equities, which we deemed most attractive in the current environment from an asset class perspective. The Fund's underperformance during the period compared to its equity benchmark primarily reflected the poor performance of individual securities. Based on our analysis, equities appeared inexpensive relative to bonds. That conclusion is one important factor for the Fund favoring equities over long-duration, fixed-income securities. As a result, the Fund had no material holdings in fixed-income securities during the year, leading to the underperformance compared to the benchmark bond index.

During the past fiscal year, the Fund's performance was negatively impacted by weakness in emerging markets, with equities and currencies in those markets generally weaker than domestic equities and the U.S. dollar. Exposure to the Brazilian real and Turkish lira cost the Fund approximately 200 basis points of performance. Underperformance of holdings in energy (Cairn Energy plc), materials (Alpha Natural Resources, Inc., and Walter Industries, Inc.) and information technology (SINA Corporation and Acme Packet, Inc., which no longer is a holding in the Fund) hurt performance by approximately 600 basis points. Key positive contributors to Fund performance came from emerging market power supplier Aggreko plc and Latin American investments in Copa Holdings, S.A. and MercadoLibre, Inc. All are top 10 equity holdings in the Fund.

Volatility likely to continue

We believe market volatility will continue in the coming year, as many of the macroeconomic factors that affected the past fiscal year have not been fully resolved and the ECB actions have not solved the sovereign debt issue. As we enter the second half of 2012, we think the politically driven fiscal impasse in the U.S. could again raise concerns about the possibility of a double-dip recession. In addition, the Bush tax cuts, temporary payroll tax cuts and extended unemployment benefits all expire on January 1, 2013. Since a congressional "supercommittee" failed to address the federal budget ceiling, mandatory budget cuts also are scheduled to go into effect in January, with the impact estimated at up to 4.5 percent of U.S. gross domestic product. We also still await the resolution of attempts to prevent the promotion of nuclear weapons programs in Iran and North Korea. Additional economic uncertainty will be driven by elections or leadership changes in many countries, including the U.S., China, Russia, France, South Korea and Greece.

Positives appearing

Despite these concerns, we think most developing markets have seen the end of monetary tightening. We think inflation has peaked or is peaking in key markets such China, India and Brazil. We believe fiscal policies have been positive in many member countries of the Association of Southeast Asian Nations (including Thailand, Indonesia and the Philippines), Latin America (Brazil, Chile, Colombia and Panama) and Turkey. We expect central bank policies to become more positive in China and India in the near future. This contrasts with what is likely to be an extended period of near-zero interest rates from central banks in the U.S., Europe and Japan. In the U.S., we see two positives for the near and long term: A technological breakthrough in energy production means the U.S. has become the world's largest producer of natural gas, and there also is rising domestic oil production. We expect that the ability to produce natural gas, natural gas liquids and oil from shale formations will allow the U.S. to become a natural gas exporter. Becoming an exporter could boost the industrial sector (lower costs inputs for industrial petrochemicals, fertilizers, steel and diesel fuel from natural gas) and result in a positive swing in foreign trade. This technology also is spreading slowly around the world, which could benefit U.S. oil service and engineering firms.

Emerging middle classes in emerging markets

We think the Fund now is positioned to take advantage of key macroeconomic factors. The Fund's weightings at the end of the fiscal year were 87 percent in equities (with 22 percent in developed markets and 65 percent in developing markets); 5 percent in gold bullion and the balance in cash. The costs to hedge equity exposures declined significantly during the final quarter of the fiscal year. We have taken advantage of this trend by using put spreads to partially hedge the Fund's Brazilian exposure. The majority of developed market exposure in the Fund is in energy, engineering, oil services and agriculture. We own shares in the energy, engineering and oil services space to take advantage of the growing supply of natural gas in the U.S., the Middle East and Australia, as well as the continued growth in

unconventional (bio-fuels, oil sands and natural gas liquids) energy sources. Growing prosperity in Asia is leading to higher demand for agricultural products, and we have added to our exposure with additional weighting in Thailand and Singapore. The growth in middle-class populations in emerging markets is a trend which appears as strong as ever, and the Fund continues to focus on investing based upon this trend.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

Past performance is no guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

The Fund may allocate from 0 to 100 percent of its assets between stocks, bonds and short-term instruments of issuers around the globe, as well as investments in precious metals and investments with exposure to various foreign securities.

International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets.

Investing in small or mid-cap stocks may carry more risk than investing in stocks of larger, more well-established companies.

Fixed income securities are subject to interest rate risk and, as such, the net asset value of the Fund may fall as interest rates rise. Investing in high-income securities may carry a greater risk of nonpayment of interest or principal than higher-rated bonds.

The Fund may focus its investments in certain regions or industries, thereby increasing its potential vulnerability to market volatility.

The Fund may seek to hedge market risk on various securities, increase exposure to various markets, manage exposure to various foreign currencies, precious metals and various markets, and seek to hedge certain event risks on positions held by the Fund. Such hedging involves additional risks, as the fluctuations in the values of the derivatives may not correlate perfectly with the overall securities markets or with the underlying asset from which the derivative's value is derived.

Investing in commodities, such as gold, is generally considered speculative because of the significant potential for investment loss due to cyclical economic conditions, sudden political events, and adverse international monetary policies.

Markets for commodities are likely to be volatile and the Fund may pay more to store and accurately value its commodity holdings than it does with the Fund's other holdings.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Asset Strategy New Opportunities Fund.

Ivy Asset Strategy New Opportunities Fund ALL DATA IS AS OF MARCH 31, 2012 (UNAUDITED)

Asset Allocation

Stocks	**86.9%**
Consumer Discretionary	20.1%
Industrials	18.7%
Financials	12.8%
Consumer Staples	11.3%
Energy	10.1%
Information Technology	7.2%
Materials	4.0%
Health Care	2.7%
Bullion (Gold)	**5.0%**
Purchased Options	**0.2%**
Cash and Cash Equivalents	**7.9%**

Lipper Rankings

Category: Lipper Global Flexible Portfolio Funds	Rank	Percentile
1 Year	299/309	97

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

Pacific Basin	**36.4%**
South Korea	7.8%
China	7.1%
Turkey	6.1%
Thailand	4.6%
Other Pacific Basin	10.8%
South America	**22.2%**
Brazil	22.2%
Europe	**13.3%**
United Kingdom	4.3%
Netherlands	4.1%
Other Europe	4.9%
North America	**8.5%**
United States	8.5%
Other	**6.5%**
Panama	4.6%
Other	1.9%
Bullion (Gold)	**5.0%**
Cash and Cash Equivalents and Options	**8.1%**

Top 10 Equity Holdings

Company	Country	Sector
Copa Holdings, S.A., Class A	Panama	Industrials
Kia Motors Corporation	South Korea	Consumer Discretionary
Chicago Bridge & Iron Company N.V., NY Shares	Netherlands	Industrials
MercadoLibre, Inc.	Brazil	Information Technology
Focus Media Holding Limited, ADR	China	Consumer Discretionary
Aggreko plc	United Kingdom	Industrials
GLOVIS Co., Ltd.	South Korea	Industrials
SINA Corporation	China	Information Technology
BRF-Brasil Foods S.A.	Brazil	Consumer Staples
Rossi Residencial S.A.	Brazil	Consumer Discretionary

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Asset Strategy New Opportunities Fund

(UNAUDITED)



▬▬▬	Ivy Asset Strategy New Opportunities Fund, Class A Shares[1]	$10,151
- - - - -	MSCI AC World SMID Index[2]	$11,482
▮▮▮▮▮▮▮	Barclays Capital U.S. Aggregate Bond Index[2]	$11,206
ⅢⅢⅢⅢⅢⅢⅢ	Barclays Capital U.S. Treasury Bills: 1-3 Month Index[2]	$10,019
● ● ● ●	Citigroup Broad Investment Grade Index[2]	$11,209
● ● ● ● ●	Citigroup Short-Term Index for 1 Month Certificates of Deposit[2] . .	$10,045
———	Lipper Global Flexible Portfolio Funds Universe Average[2]	$10,954

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

(2) Because the Fund commenced operations on a date other than at the end of a month, and partial month calculations of the performances of the indexes (including income) are not available, investment in the indexes was effected as of April 30, 2010.

Average Annual Total Return[3]	Class A	Class B	Class C	Class E[4]	Class I	Class R	Class Y
1-year period ended 3-31-12	-19.63%	-18.95%	-15.48%	-19.63%	-14.48%	-15.02%	-14.73%
5-year period ended 3-31-12	—	—	—	—	—	—	—
10-year period ended 3-31-12	—	—	—	—	—	—	—
Since inception of Class[5] through 3-31-12	0.79%	0.89%	3.04%	0.79%	4.20%	3.55%	3.96%

(3) Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R and Class Y shares are not subject to sales charges.

(4) Class E shares are not currently available for investment.

(5) 5-3-10 for Class A, Class B, Class C, Class E, Class I, Class R and Class Y shares.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy Asset Strategy New Opportunities Fund *(in thousands)* MARCH 31, 2012

COMMON STOCKS	Shares	Value
Advertising – 3.7%		
Focus Media Holding Limited, ADR	559	$ 14,037
Agricultural Products – 1.7%		
Cosan S.A. Industria e Comercio, Class A	433	6,436
Air Freight & Logistics – 3.4%		
GLOVIS Co., Ltd. (A)	73	13,134
Airlines – 4.6%		
Copa Holdings, S.A., Class A	220	17,437
Auto Parts & Equipment – 1.2%		
Gentex Corporation	185	4,523
Automobile Manufacturers – 7.1%		
Ford Otomotiv Sanayi A.S. (A)	1,114	10,500
Kia Motors Corporation (A)	259	16,950
		27,450
Broadcasting – 0.9%		
PT Media Nusantara Citra Tbk (A)	13,879	2,853
PT Media Nusantara Citra Tbk (A)(B)(C)	3,000	617
		3,470
Casinos & Gaming – 0.6%		
Galaxy Entertainment Group Limited, ADR (A)(B)	802	2,215
Coal & Consumable Fuels – 1.4%		
Alpha Natural Resources, Inc. (B)	347	5,284
Construction & Engineering – 4.1%		
Chicago Bridge & Iron Company N.V., NY Shares	360	15,548
Construction & Farm Machinery & Heavy Trucks – 1.3%		
PT United Tractors Tbk (A)	1,401	5,056
Construction Materials – 1.2%		
PT Semen Gresik (Persero) Tbk (A)	3,310	4,434
Diversified Banks – 5.2%		
Bangkok Bank Public Company Limited (A)	786	4,943
Capitec Bank Holdings Limited (A)	213	5,681
Capitec Bank Holdings Limited (A)(C)	69	1,844
Siam Commercial Bank Public Company Limited (A)	1,073	4,992
Yapi ve Kredi Bankasi A.S. (A)	1,297	2,620
		20,080
Diversified Metals & Mining – 1.5%		
Walter Industries, Inc.	95	5,631
Diversified Support Services – 3.6%		
Aggreko plc (A)	388	13,963
Education Services – 1.2%		
Anhanguera Educacional Participacoes S.A. (A)	326	3,855
Anhanguera Educacional Participacoes S.A. (A)(C)	50	591
		4,446
COMMON STOCKS (Continued)	**Shares**	**Value**
Food Distributors – 1.8%		
Olam International Limited (A)	3,644	$ 6,841
Food Retail – 3.9%		
BIM Birlesik Magazalar Anonim Sirketi (A)	265	10,025
C.P. Seven Eleven Public Company Limited (A)	2,249	4,775
		14,800
Health Care Equipment – 0.9%		
DexCom, Inc. (B)	343	3,580
Health Care Services – 1.1%		
Fleury S.A. (A)	321	4,245
Homebuilding – 5.4%		
MRV Engenharia e Participacoes S.A. (A)	1,444	10,226
Rossi Residencial S.A. (A)	2,003	10,667
		20,893
Industrial Machinery – 1.7%		
Cummins India Limited (A)	202	1,962
Hiwin Technologies Corp. (A)	411	4,637
		6,599
Internet Software & Services – 7.2%		
MercadoLibre, Inc.	149	14,587
SINA Corporation (B)	202	13,117
		27,704
Managed Health Care – 0.7%		
Amil Participacoes S.A. (A)	247	2,561
Oil & Gas Drilling – 1.3%		
North Atlantic Drilling Ltd. (A)(C)	2,610	5,042
Oil & Gas Equipment & Services – 4.2%		
Dresser-Rand Group Inc. (B)	45	2,088
Dril-Quip, Inc. (B)	84	5,468
Technip-Coflexip (A)	75	8,871
		16,427
Oil & Gas Exploration & Production – 3.2%		
Cairn Energy plc (A)	541	2,798
Cairn India Limited (A)(B)	550	3,605
Kosmos Energy Ltd. (B)	432	5,713
		12,116
Packaged Foods & Meats – 3.9%		
BRF-Brasil Foods S.A. (A)	625	12,341
Charoen Pokphand Foods Public Company Limited (A)	2,399	2,896
		15,237
Real Estate Development – 2.4%		
UEM Land Holdings Berhad (A)(B)	12,644	9,245
Real Estate Management & Development – 2.6%		
BR Properties S.A. (A)	724	9,244
BR Properties S.A. (A)(C)	50	639
		9,883
Real Estate Operating Companies – 2.6%		
BRMalls Participacoes S.A. (A)	785	10,146

Ivy Asset Strategy New Opportunities Fund *(in thousands)* MARCH 31, 2012

COMMON STOCKS (Continued)	Shares	Value
Specialty Chemicals – 1.3%		
Novozymes A/S, Class B (A)	178	$ 5,184
TOTAL COMMON STOCKS – 86.9%		**$333,647**
(Cost: $316,467)		

PURCHASED OPTIONS	Number of Contracts (Unrounded)	
iShares MSCI Brazil Index Fund, Put $63.00, Expires 5–21–12, OTC (Ctrpty: Morgan Stanley & Co., Inc.)	1,790	$ 305
iShares MSCI Brazil Index Funds, Put $63.00, Expires 5–21–12, OTC (Ctrpty: Deutsche Bank AG)	2,970	507
TOTAL PURCHASED OPTIONS – 0.2%		**$ 812**
(Cost: $802)		

BULLION – 5.0%	Troy Ounces	
Gold	12	**$ 19,263**
(Cost: $19,797)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 6.7%		
E.I. du Pont de Nemours and Company, 0.130%, 4–20–12 (D)	$ 4,000	$ 4,000
Harley-Davidson Funding Corp., 0.380%, 4–5–12 (D)	5,000	5,000
Kraft Foods Inc., 0.340%, 4–19–12 (D)	6,000	5,999
St. Jude Medical, Inc., 0.160%, 4–2–12 (D)	10,914	10,913
		25,912
Master Note – 0.4%		
Toyota Motor Credit Corporation, 0.131%, 4–2–12 (E)	1,481	1,481
TOTAL SHORT-TERM SECURITIES – 7.1%		**$ 27,393**
(Cost: $27,393)		
TOTAL INVESTMENT SECURITIES – 99.2%		**$381,115**
(Cost: $364,459)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.8%		**3,002**
NET ASSETS – 100.0%		**$384,117**

Notes to Schedule of Investments

The following written options were outstanding at March 31, 2012 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Market Value
iShares MSCI Brazil Index Fund	Morgan Stanley & Co., Inc.	Put	1,790	May 2012	$56.00	$ 80	$ (70)
	Deutsche Bank AG	Put	2,970	May 2012	56.00	131	(116)
						$211	$(186)

(A)Listed on an exchange outside the United States.

(B)No dividends were paid during the preceding 12 months.

(C)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2012, the total value of these securities amounted to $8,733 or 2.3% of net assets.

(D)Rate shown is the yield to maturity at March 31, 2012.

(E)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2012. Date shown represents the date that the variable rate resets.

Ivy Asset Strategy New Opportunities Fund (in thousands) MARCH 31, 2012

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2012. See Note 2 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 77,034	$ —	$ —
Consumer Staples	43,314	—	—
Energy	38,869	—	—
Financials	49,354	—	—
Health Care	10,386	—	—
Industrials	71,737	—	—
Information Technology	27,704	—	—
Materials	15,249	—	—
Total Common Stocks	$333,647	$ —	$ —
Purchased Options	—	812	—
Bullion	19,263	—	—
Short-Term Securities	—	27,393	—
Total	$352,910	$28,205	$ —
Liabilities			
Written Options	$ —	$ 186	$ —

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
OTC = Over the Counter

Country Diversification	
(as a % of net assets)	
Brazil	22.2%
United States	8.5%
South Korea	7.8%
China	7.1%
Turkey	6.1%
Panama	4.6%
Thailand	4.6%
United Kingdom	4.3%
Netherlands	4.1%
Indonesia	3.4%
Malaysia	2.4%
France	2.3%
South Africa	1.9%
Singapore	1.8%
India	1.4%
Norway	1.3%
Denmark	1.3%
Taiwan	1.2%
Other Countries	0.6%
Other+	13.1%

+Includes gold bullion, options, cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Ivy Balanced Fund



Below, Cynthia P. Prince-Fox, portfolio manager of Ivy Balanced Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2012. She has managed the Fund since 2003 and has 29 years of industry experience.

Cynthia P. Prince-Fox

Fiscal Year Performance

For the 12 Months Ended March 31, 2012

Ivy Balanced Fund (Class A shares at net asset value)	6.52%
Benchmark(s) and/or Lipper Category	
S&P 500 Index (generally reflects the performance of large- and medium-sized U.S. stocks)	8.54%
Barclays Capital U.S. Government/Credit Index (generally reflects the performance of securities in the bond market)	8.53%
Citigroup Treasury/Government Sponsored/Credit Index (generally reflects the performance of securities in the bond market)	8.43%
Lipper Mixed-Asset Target Allocation Growth Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	3.19%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. Multiple indexes are presented because the Fund invests in multiple asset classes.

Please note that in March 2012, the Fund's fixed-income benchmark was changed to the Barclays Capital U.S. Government/Credit Index. In general, the Fund invests a portion of its total assets in either debt securities or preferred stocks, or both, in order to provide income and relative stability of capital. The Fund ordinarily invests at least 25 percent of its total assets in fixed-income securities. The majority of the Fund's debt securities are either U.S. government securities or investment-grade corporate bonds. We believe this new index is more representative of the types of fixed-income of securities in which the Fund invests. For comparison purposes, both the Barclays Capital U.S. Government/Credit Index and the Citigroup Treasury/Government Sponsored/Credit Index are included in this report.

Solid performance against a volatile backdrop

The Fund's strong performance (before the effects of sales charges) relative to its Lipper category was driven equally by stock and sector selection. The main driver in stock selection came from the consumer discretionary area, and in sector selection, the Fund was significantly underweight in financials, one of the worst-performing sectors in the S&P 500. From an asset allocation standpoint, both asset classes played a key role in the overall performance of the Fund. Positive returns in the equity portion of the portfolio augmented the strength in the bond side, during what turned out to be a rough ride for most equity investors. Through the first half of the year, the Fund was positioned to be more procyclical, favoring stocks in the industrial and energy sectors. We pared back exposure to these areas due to abrupt and frequent sentiment-driven swings in the market as investors reacted to the many macroeconomic reports from various economies around the globe. We remained skeptical of Europe's ability to fix its problems without more pain, but we found it impossible to handicap the depth and timing of that pain.

Equity markets spent most of the year reacting to the sovereign debt crisis in Europe, investor anxiety about rising inflation and a possible economic slowdown in China. While these events made for a highly volatile and challenging environment on a global basis, the U.S. equity markets posted some of the best returns for the calendar year. Although the year proved to be volatile, we stood by our long-term themes. This strategy helped us to avoid getting whipsawed by the markets and resulted in the Fund's equity portfolio performing well against the S&P 500 index. Additionally, the Fund's fixed- income side acted as a ballast to its equity side during market sell-offs as the fixed holdings are mostly highly rated investment-grade and government securities.

Sources of strength

Top contributors to overall performance were names that fell into either the consumer discretionary or consumer staples sectors. While the economy continued to muddle along, consumers were willing to spend on things upon which they placed the greatest personal value, such as electronic gadgets, cosmetics and aspirational branded apparel. One of the highlights for the year, and a top contributor, was McDonald's Corporation. "The Golden Arches" turned out to be truly "golden," as McDonald's was the best-performing Dow component stock during calendar 2011, up 31 percent. Its performance can be attributed to a number of factors, not the least of which is its continued success internationally, both in developed and developing markets. However, the more surprising strength came from the U.S., where the company has successfully rolled out a number of key new products, exploiting well-established categories like coffee, oatmeal and smoothies.

Another key contributor to overall performance was Apple Inc., which has been a source of performance for almost a decade. We were greatly saddened by the passing of Steve Jobs. When Steve resigned as CEO in August, it was a signal that the end was near, so the market had largely come to terms with the fact that his death was imminent. Steve left behind a strategic plan that likely includes products for at least the next three to five years. In our view, there is not a more capable CEO replacement than Tim Cook. Also, the design and marketing teams behind Steve have operated flawlessly for almost a decade. As the last fiscal year came to a close, the company rolled out its latest iPad and announced a plan to return cash to shareholders in the form of a dividend. We remain an investor in Apple Inc.

A few laggards

Detractors from performance hailed from industrials and energy. Selection among industrials was the primary reason for underperformance within that sector. The Fund's exposure to commercial construction and autos, where end market demand did not come back as robustly as expected, delivered the most damage. We reduced holdings in these names. In energy we see twin wildcards — the European economy and Mideast instability — making a directional call difficult in the near term. Given our attempt to reduce the procyclical stance in the Fund, we pared back exposure to energy. More specifically, we eliminated those holdings most exposed to natural gas. We harvested losses given the possibility that intermediate natural gas prices would remain low in the coming quarters. However, our underlying fundamental thesis, premised on rising global demand and constraints to both OPEC and non-OPEC supply, remains very much intact. Our key area of focus was in oil service, as the industry is more levered to the price of oil compared to the price of natural gas, there is improving Gulf of Mexico exploration activity and oil prices aren't coming off a super spike that hurt economic demand, as was the case in 2008.

A blow to optimism

Our optimism at the start of the year was based on economic evidence that pointed toward acceleration in business activity and increased confidence among consumers and corporations. Small business optimism rose to a three-year high, and retail sales were better than expected as we entered 2011. Consumer confidence had climbed to a six-month high by mid-year, according to a University of Michigan survey. Durable goods orders and personal income and spending also provided confirmation that the expansion was self-sustaining. This optimism was quickly pushed to the sidelines as we witnessed the S&P downgrade U.S. debt on Aug. 5, 2011, and the euro sovereign debt crisis moved to the "breaking news" flash on a daily basis. As this crisis unfolded, our baseline assumption was that the U.S. economy was not headed for a double dip, barring a financial crisis similar to 2008. Our belief was based on the assumption that what typically drives us into recession is an excess or overheating in different areas of the economy. Looking at big ticket spending (housing, autos, etc.), it's hard to find overheating, as housing hasn't recovered and is so small relative to gross domestic product (GDP), it could be hard to get a drop in construction large

enough to push GDP lower. Also, while autos have been one of the few bright spots in spending, scrappage rates for autos are still well above the selling rate. In other words, there are fewer cars on the road than there were three years ago.

Looking back, forward

As we look back on 2011, we are constantly reminded of the global financial crisis of 2008 and 2009. On the surface, the pronounced market volatility and uncertainty that the crisis produced seems eerily similar to what we experienced this year. However, the current environment offers some distinct and important differences, in our view. Three years ago, companies were faced with declining economic growth and heavy debt burdens. Though market volatility this year has mirrored the 2008 period, companies are in much better condition today than they were back then. Balance sheets are also in far better shape today than they were in 2008, especially given the strong credit markets that have allowed companies to issue debt at very attractive long-term rates. In turn, companies are raising dividends and buying in their own stock. This is in sharp contrast to 2008, when a large number of companies had to cut or eliminate their dividend and stock buyback programs.

While we are cognizant of the uncertain global economic landscape, we remain focused on our process of finding investments that offer attractive return potential over the long-term.

The Fund's performance noted above is at net asset value (NAV) and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Balanced Fund.

Ivy Balanced Fund

Asset Allocation

Stocks	**72.5%**
Consumer Discretionary	16.2%
Information Technology	15.3%
Consumer Staples	12.3%
Industrials	6.9%
Energy	6.5%
Health Care	6.1%
Financials	6.1%
Materials	1.2%
Utilities	1.0%
Telecommunication Services	0.9%
Bonds	**20.9%**
Corporate Debt Securities	16.2%
United States Government and Government Agency Obligations	3.9%
Other Government Securities	0.8%
Cash and Cash Equivalents	**6.6%**

Lipper Rankings

Category: Lipper Mixed-Asset Target Allocation Growth Funds	Rank	Percentile
1 Year	90/566	16
3 Year	365/528	69
5 Year	6/464	2
10 Year	18/237	8

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
Apple Inc.	Information Technology
ConocoPhillips	Energy
Limited Brands, Inc.	Consumer Discretionary
CBS Corporation, Class B	Consumer Discretionary
Anheuser-Busch InBev S.A., ADR	Consumer Staples
National Oilwell Varco, Inc.	Energy
Philip Morris International Inc.	Consumer Staples
JPMorgan Chase & Co.	Financials
Microchip Technology Incorporated	Information Technology
Allergan, Inc.	Health Care

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Balanced Fund

(UNAUDITED)


$30,000
$20,000
$10,000
$0
Ivy Balanced Fund, Class A Shares(1) $20,541
S&P 500 Index $20,908
Citigroup Treasury/Govt Sponsored/Credit Index $16,352
Barclays Capital U.S. Government/Credit Index $16,198
Lipper Mixed-Asset Target Allocation Growth Funds Universe Average .. $19,217
9-30 2002
9-30 2003
3-31 2004
3-31 2005
3-31 2006
3-31 2007
3-31 2008
3-31 2009
3-31 2010
3-31 2011
3-31 2012

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B	Class C	Class E[3]	Class I	Class Y
1-year period ended 3-31-12	0.39%	1.72%	5.84%	0.57%	6.88%	6.57%
5-year period ended 3-31-12	4.98%	5.17%	5.54%	—	—	6.33%
10-year period ended 3-31-12	5.70%	—	—	—	—	—
Since inception of Class[4] through 3-31-12	—	5.98%	6.17%	5.18%	6.58%	7.07%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I and Class Y shares are not subject to sales charges.

(3)Class E shares are not currently available for investment.

(4)12-8-03 for Class B, Class C and Class Y shares and 4-2-07 for Class E and Class I shares.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

The Advantus Spectrum Fund merged into the Ivy Balanced Fund on December 8, 2003. The performance shown for periods prior to this date is that of the Advantus Spectrum Fund Class A shares, restated to reflect current sales charges applicable to Ivy Balanced Fund Class A shares. Performance has not been restated to reflect the fees and expenses applicable to the Ivy Balanced Fund. If these expenses were reflected, performance shown would differ.

Ivy Balanced Fund (in thousands) MARCH 31, 2012

COMMON STOCKS	Shares	Value
Aerospace & Defense – 3.7%		
General Dynamics Corporation	52	$ 3,801
Honeywell International Inc.	93	5,684
Precision Castparts Corp.	42	7,280
		16,765
Apparel Retail – 2.3%		
Limited Brands, Inc.	209	10,017
Apparel, Accessories & Luxury Goods – 0.8%		
lululemon athletica inc. (A)	51	3,839
Application Software – 1.6%		
Intuit Inc.	121	7,276
Auto Parts & Equipment – 1.6%		
BorgWarner Inc. (A)	89	7,523
Brewers – 2.0%		
Anheuser-Busch InBev S.A., ADR	130	9,439
Broadcasting – 2.1%		
CBS Corporation, Class B	289	9,790
Communications Equipment – 1.3%		
QUALCOMM Incorporated	86	5,857
Computer Hardware – 3.9%		
Apple Inc. (A)	31	18,702
Construction & Farm Machinery & Heavy Trucks – 0.8%		
Caterpillar Inc.	36	3,877
Department Stores – 1.4%		
Macy's Inc.	163	6,480
Distillers & Vintners – 1.6%		
Brown-Forman Corporation, Class B	92	7,668
Diversified Support Services – 0.3%		
Cintas Corporation	41	1,596
Electric Utilities – 1.0%		
PPL Corporation	168	4,745
Fertilizers & Agricultural Chemicals – 1.2%		
Monsanto Company	68	5,408
Food Retail – 1.1%		
Whole Foods Market, Inc.	62	5,167
Footwear – 1.5%		
NIKE, Inc., Class B	66	7,125
Health Care Distributors – 1.0%		
Henry Schein, Inc. (A)	63	4,730
Hotels, Resorts & Cruise Lines – 1.7%		
Hyatt Hotels Corporation, Class A (A)	190	8,134
Household Products – 1.1%		
Colgate-Palmolive Company	54	5,231

COMMON STOCKS (Continued)	Shares	Value
Integrated Oil & Gas – 3.1%		
ConocoPhillips	135	$ 10,284
Exxon Mobil Corporation	48	4,198
		14,482
Integrated Telecommunication Services – 0.9%		
AT&T Inc.	135	4,207
Internet Software & Services – 2.0%		
eBay Inc. (A)	90	3,305
Google Inc., Class A (A)	9	6,028
		9,333
Life Sciences Tools & Services – 1.8%		
Agilent Technologies, Inc.	75	3,329
Mettler-Toledo International Inc. (A)	27	4,952
		8,281
Motorcycle Manufacturers – 1.5%		
Harley-Davidson, Inc.	143	7,004
Oil & Gas Equipment & Services – 3.4%		
Halliburton Company	73	2,433
National Oilwell Varco, Inc.	118	9,337
Schlumberger Limited	59	4,126
		15,896
Other Diversified Financial Services – 1.9%		
JPMorgan Chase & Co.	190	8,713
Packaged Foods & Meats – 3.0%		
Hershey Foods Corporation	82	5,047
Mead Johnson Nutrition Company	102	8,430
		13,477
Personal Products – 1.5%		
Estee Lauder Companies Inc. (The), Class A	111	6,844
Pharmaceuticals – 3.3%		
Allergan, Inc.	90	8,607
Johnson & Johnson	103	6,814
		15,421
Property & Casualty Insurance – 2.5%		
Berkshire Hathaway Inc., Class B (A)	82	6,638
Travelers Companies, Inc. (The)	87	5,139
		11,777
Railroads – 2.1%		
Kansas City Southern	43	3,054
Union Pacific Corporation	63	6,814
		9,868
Regional Banks – 1.7%		
PNC Financial Services Group, Inc. (The)	126	8,119
Restaurants – 3.3%		
McDonald's Corporation	79	7,788
Starbucks Corporation	130	7,271
		15,059
Semiconductor Equipment – 2.2%		
ASML Holding N.V., NY Registry Shares	110	5,531
KLA-Tencor Corporation	83	4,522
		10,053
Semiconductors – 1.9%		
Microchip Technology Incorporated	233	8,675

Ivy Balanced Fund (in thousands)

COMMON STOCKS (Continued)	Shares	Value
Systems Software – 2.4%		
Microsoft Corporation	148	$ 4,779
Oracle Corporation	226	6,596
		11,375
Tobacco – 2.0%		
Philip Morris International Inc.	104	9,251
TOTAL COMMON STOCKS – 72.5%		**$337,204**
(Cost: $258,107)		
CORPORATE DEBT SECURITIES	**Principal**	
Apparel Retail – 0.8%		
Limited Brands, Inc.:		
6.900%, 7–15–17	$ 750	834
6.625%, 4–1–21	2,915	3,159
		3,993
Auto Parts & Equipment – 0.2%		
BorgWarner Inc., 4.625%, 9–15–20	1,000	1,069
Automobile Manufacturers – 0.3%		
Ford Motor Company, Convertible, 4.250%, 11–15–16	1,000	1,585
Banking – 0.2%		
Commonwealth Bank of Australia New York, 1.950%, 3–16–15	1,050	1,057
Brewers – 0.6%		
Anheuser-Busch InBev Worldwide Inc.:		
3.000%, 10–15–12	500	506
5.375%, 11–15–14	1,000	1,111
SABMiller Holdings Inc., 3.750%, 1–15–22 (B)	500	508
		2,125
Broadcasting – 0.4%		
CBS Corporation:		
8.875%, 5–15–19	500	657
4.300%, 2–15–21	1,000	1,048
		1,705
Cable & Satellite – 0.5%		
DIRECTV Holdings LLC, 2.400%, 3–15–17 (B)	500	495
DIRECTV Holdings LLC and DIRECTV Financing Co., Inc., 3.500%, 3–1–16	1,000	1,050
Discovery Communications, LLC, 4.375%, 6–15–21	750	806
		2,351
Construction & Farm Machinery & Heavy Trucks – 0.5%		
Caterpillar Inc.:		
0.593%, 5–21–12 (C)	400	401
1.375%, 5–27–14	1,000	1,016
John Deere Capital Corporation, 5.250%, 10–1–12	500	512
		1,929

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Consumer Finance – 1.3%		
American Express Credit Corporation, 5.125%, 8–25–14	$ 200	$ 217
Capital One Financial Corporation, 2.125%, 7–15–14	1,750	1,759
Caterpillar Financial Services Corporation, 1.550%, 12–20–13	1,000	1,016
Ford Motor Credit Company LLC:		
3.875%, 1–15–15	1,000	1,010
7.000%, 4–15–15	750	819
USAA Capital Corporation, 1.050%, 9–30–14 (B)	1,000	991
		5,812
Data Processing & Outsourced Services – 0.4%		
Fidelity National Financial, Inc., 6.600%, 5–15–17	1,800	1,905
Department Stores – 0.2%		
Macy's Retail Holdings, Inc., 3.875%, 1–15–22	1,000	1,003
Diversified Banks – 1.1%		
Bank of Montreal, 1.300%, 10–31–14 (B)	1,000	1,009
Bank of New York Mellon Corporation (The), 1.500%, 1–31–14	1,250	1,265
Barclays Bank plc, 2.375%, 1–13–14	600	604
U.S. Bancorp, 4.200%, 5–15–14	1,000	1,070
Wells Fargo & Company, 3.676%, 6–15–16 (C)	500	534
		4,482
Diversified Capital Markets – 0.1%		
Deutsche Bank AG, 3.450%, 3–30–15	500	519
Diversified Metals & Mining – 0.1%		
Rio Tinto Finance (USA) Limited, 8.950%, 5–1–14	500	580
Drug Retail – 0.1%		
CVS Caremark Corporation, 3.250%, 5–18–15	550	583
Electric Utilities – 0.1%		
Hydro-Quebec, 8.000%, 2–1–13	500	530
Fertilizers & Agricultural Chemicals – 0.2%		
Monsanto Company, 2.750%, 4–15–16	1,000	1,048
Food Distributors – 0.1%		
Cargill, Inc., 4.307%, 5–14–21 (B)	424	450
Food Retail – 0.2%		
Kroger Co. (The), 6.200%, 6–15–12	1,000	1,011
General Merchandise Stores – 0.2%		
Target Corporation, 1.125%, 7–18–14	1,000	1,010

Ivy Balanced Fund *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Health Care Equipment – 0.3%		
Stryker Corporation,		
2.000%, 9–30–16	$1,500	$ 1,537
Health Care Services – 0.5%		
Quest Diagnostics Incorporated,		
3.200%, 4–1–16	2,000	2,097
Health Care Supplies – 0.2%		
DENTSPLY International Inc.,		
2.750%, 8–15–16	1,000	1,005
Home Improvement Retail – 0.1%		
Home Depot, Inc. (The),		
4.400%, 4–1–21	250	280
Household Products – 0.1%		
Colgate-Palmolive Company,		
1.250%, 5–1–14	500	507
Hypermarkets & Super Centers – 0.4%		
Wal-Mart Stores, Inc.:		
0.750%, 10–25–13	1,500	1,504
2.875%, 4–1–15	250	265
		1,769
Independent Finance – 0.4%		
Toyota Motor Credit Corporation,		
2.050%, 1–12–17	2,000	2,029
Industrial Gases – 0.5%		
Praxair, Inc.:		
4.375%, 3–31–14	1,000	1,071
3.000%, 9–1–21	1,000	1,015
		2,086
Industrial Machinery – 0.4%		
Eaton Corporation,		
0.804%, 6–16–14 (C)	750	752
Illinois Tool Works Inc.,		
5.150%, 4–1–14	1,000	1,085
		1,837
Integrated Oil & Gas – 0.3%		
Cenovus Energy Inc.,		
4.500%, 9–15–14	250	270
ConocoPhillips,		
4.750%, 2–1–14	1,000	1,074
		1,344
Integrated Telecommunication Services – 0.2%		
AT&T Inc.,		
4.850%, 2–15–14	1,000	1,075
IT Consulting & Other Services – 0.5%		
International Business Machines Corporation,		
1.250%, 5–12–14	2,000	2,025
Leisure Products – 0.2%		
Mattel, Inc.,		
2.500%, 11–1–16	750	767
Life & Health Insurance – 0.9%		
MetLife Global Funding I:		
2.000%, 1–10–14 (B)	1,200	1,218
2.500%, 9–29–15 (B)	2,500	2,575

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Life & Health Insurance (Continued)		
Prudential Financial, Inc.,		
4.750%, 9–17–15	$ 500	$ 543
		4,336
Movies & Entertainment – 0.1%		
Viacom Inc.,		
4.375%, 9–15–14	500	539
Oil & Gas Equipment & Services – 0.1%		
Schlumberger S.A. (GTD by Schlumberger Limited),		
2.650%, 1–15–16 (B)	500	520
Oil & Gas Exploration & Production – 0.4%		
EOG Resources, Inc.,		
2.500%, 2–1–16	1,000	1,032
Southwestern Energy Company,		
4.100%, 3–15–22 (B)	1,050	1,040
		2,072
Other Diversified Financial Services – 1.0%		
JPMorgan Chase & Co.:		
4.650%, 6–1–14	1,000	1,066
3.450%, 3–1–16	2,000	2,085
3.150%, 7–5–16	750	773
7.900%, 4–29–49 (C)	500	548
		4,472
Other Non–Agency REMIC/CMO – 0.0%		
Banco Hipotecario Nacional:		
7.916%, 7–25–09 (B)	7	—*
8.000%, 3–31–11 (B)	1	—*
		—*
Packaged Foods & Meats – 0.3%		
Kellogg Company,		
4.450%, 5–30–16	500	553
Unilever Capital Corporation,		
2.750%, 2–10–16	1,000	1,054
		1,607
Pharmaceuticals – 0.1%		
Roche Holdings Ltd,		
5.000%, 3–1–14 (B)	636	685
Property & Casualty Insurance – 0.2%		
Berkshire Hathaway Finance Corporation,		
4.000%, 4–15–12 (B)	1,000	1,001
Railroads – 0.1%		
Burlington Northern Santa Fe, LLC,		
3.050%, 3–15–22	700	688
Restaurants – 0.1%		
YUM! Brands, Inc.,		
4.250%, 9–15–15	250	271
Semiconductors – 0.4%		
Broadcom Corporation,		
2.700%, 11–1–18	1,000	1,017
Texas Instruments Incorporated,		
0.683%, 5–15–13 (C)	1,000	1,003
		2,020

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Soft Drinks – 0.1%		
PepsiCo, Inc.,		
3.750%, 3–1–14	$ 500	$ 531
Systems Software – 0.1%		
Microsoft Corporation,		
2.950%, 6–1–14	500	527
Tobacco – 0.1%		
Philip Morris International Inc.,		
4.500%, 3–26–20	500	560
Wireless Telecommunication Service – 0.5%		
America Movil, S.A.B. de C.V.,		
3.625%, 3–30–15	1,200	1,268
American Tower Corporation:		
4.625%, 4–1–15	500	533
4.700%, 3–15–22	500	504
		2,305
TOTAL CORPORATE DEBT SECURITIES – 16.2%		$ 75,239
(Cost: $71,876)		

OTHER GOVERNMENT SECURITIES

	Principal	Value
Israel – 0.3%		
State of Israel,		
4.000%, 6–30–22	1,250	1,236
Qatar – 0.4%		
State of Qatar:		
4.000%, 1–20–15 (B)	750	789
3.125%, 1–20–17	1,000	1,020
		1,809
Supranational – 0.1%		
International Bank for Reconstruction and Development,		
2.375%, 5–26–15	450	474
TOTAL OTHER GOVERNMENT SECURITIES – 0.8%		$ 3,519
(Cost: $3,430)		

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS

	Principal	Value
Mortgage-Backed Obligations – 0.3%		
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
6.000%, 9–1–17	133	145
5.000%, 1–1–18	97	105
5.500%, 4–1–18	47	51
6.500%, 10–1–28	91	106
6.500%, 2–1–29	14	16
7.000%, 11–1–31	82	97
6.500%, 2–1–32	79	90
7.000%, 2–1–32	114	133
7.000%, 3–1–32	51	60
7.000%, 7–1–32	70	83
6.000%, 9–1–32	315	351
6.500%, 9–1–32	68	78
5.500%, 5–1–33	167	183

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
5.500%, 6–1–33	$ 96	$ 106
		1,604
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 0.3%		$ 1,604
(Cost: $1,453)		

UNITED STATES GOVERNMENT OBLIGATIONS

	Principal	Value
Treasury Obligations – 3.6%		
United States Treasury Bonds,		
7.500%, 11–15–16	500	648
United States Treasury Notes:		
3.875%, 2–15–13	1,250	1,290
3.625%, 5–15–13	750	778
4.250%, 8–15–13	900	949
4.250%, 8–15–15	3,000	3,361
1.375%, 11–30–18	10,000	9,901
		16,927
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 3.6%		$ 16,927
(Cost: $16,434)		

SHORT-TERM SECURITIES

	Principal	Value
Commercial Paper – 2.7%		
Colgate-Palmolive Company,		
0.100%, 4–12–12 (D)	2,500	2,500
Hewlett-Packard Company,		
0.460%, 4–2–12 (D)	6,898	6,898
Novartis Securities Investment Ltd.,		
0.100%, 4–13–12 (D)	3,000	3,000
		12,398
Master Note – 1.1%		
Toyota Motor Credit Corporation,		
0.131%, 4–2–12 (E)	5,337	5,337
Municipal Obligations – Taxable – 1.8%		
MA Hlth and Edu Fac Auth, Var Rate Rev Bonds, Dana-Farber Cancer Institute Issue, Ser 2008L-1 (GTD by JPMorgan Chase Bank, N.A.),		
0.160%, 4–5–12 (E)	1,400	1,400
NYC GO Bonds, Fiscal 2006 Ser E (GTD by Bank of America, N.A.),		
0.200%, 4–5–12 (E)	6,851	6,851
		8,251
TOTAL SHORT-TERM SECURITIES – 5.6%		$ 25,986
(Cost: $25,986)		
TOTAL INVESTMENT SECURITIES – 99.0%		$460,479
(Cost: $377,286)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.0%		4,747
NET ASSETS – 100.0%		$465,226

Notes to Schedule of Investments

*Not shown due to rounding.

(A) No dividends were paid during the preceding 12 months.

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2012, the total value of these securities amounted to $11,281 or 2.4% of net assets.

(C) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2012.

(D) Rate shown is the yield to maturity at March 31, 2012.

(E) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2012. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2012. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$337,204	$ —	$ —
Corporate Debt Securities	—	75,239	—*
Other Government Securities	—	3,519	—
United States Government Agency Obligations	—	1,604	—
United States Government Obligations	—	16,927	—
Short-Term Securities	—	25,986	—
Total	$337,204	$123,275	$ —*

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
REMIC = Real Estate Mortgage Investment Conduit

See Accompanying Notes to Financial Statements.

Ivy Energy Fund



Below, David P. Ginther, CPA, portfolio manager of the Ivy Energy Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2012. He has managed the Fund since its inception in April 2006 and has 17 years of industry experience.

David P. Ginther

Fiscal Year Performance

For the 12 Months Ended March 31, 2012	
Ivy Energy Fund (Class A shares at net asset value)	-16.08%
Benchmark(s) and/or Lipper Category	
S&P 1500 Energy Sector Index (generally reflects the performance of stocks that represent the energy market)	-7.78%
Lipper Natural Resources Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	-9.51%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

Major global events drive continued market volatility

The fiscal year ending March 31, 2012 was a volatile one for global markets. Just weeks before the period opened, a 9.0-magnitude earthquake and tsunami struck the northeastern coast of Japan, resulting in catastrophic damage, loss of life and a nuclear emergency that sparked widespread fears of radioactive contamination. Despite the severity of the crisis in Japan, global stock markets were fairly quick to recover, but the full impact on the global supply technology chain persisted for some time. U.S. and global markets conditions grew increasingly volatile and uncertain as the year progressed, and a number of issues impacted the capital markets.

Other meaningful concerns facing investors were the worsening sovereign debt issues in peripheral Europe and fear that the European Union would disintegrate, uncertainty surrounding the U.S. deficit, a sliding dollar, and rising social tension in the Middle East and North Africa. The Fund was not immune to this volatility, particularly during the second half of the period as the macro environment worsened. Actions late in the period by the European Central Bank amounted to aggressive monetary easing as it provided loans to several eurozone countries, including Spain and Italy. As the period wound to a close, asset classes became increasingly correlated — as high as they have been in decades, further complicating the market environment. Against these headwinds, however, are some positive signs, including growing corporate earnings, which are a key driver of longer-term equity performance, and equity prices that remain reasonably valued.

A difficult year for energy

The Fund underperformed its benchmark and peer funds. The greatest factors driving relative underperformance were stock selection and an underweight stake in the energy sector. (The Fund is permitted to invest up to 20 percent of assets outside of the energy sector, provided they are companies that are engaged in the development of products and services to enhance energy efficient for the users of those products and services).

It is important to note that Exxon Mobil currently comprises about 50 percent of the index, (versus 2.90 percent of Fund investments at the end of the period) and the company had a very strong year, thus driving performance for the index higher.

The largest detractors to the Fund's performance were Newfield Exploration Co. and Schlumberger Limited. Newfield Exploration, headquartered in Houston, Texas, is an independent company that specializes in the exploration and production of crude oil and natural gas, with extensive operations in the U.S and international operations in Malaysia and China. Despite this firm's fundamental health and strong business, it was negatively affected by lower natural gas prices in North America. It was eliminated from the portfolio. Schlumberger, a strong contributor in the past, struggled as oil prices for crude oil slumped later in the year in line with slowing growth in developing countries, major political unrest, natural disasters and European debt.

Sources of strength

A few standout names deserve mentioning. The top contributor was El Paso Corporation, an industry leader in transporting natural gas. In October 2011, El Paso was acquired by Kinder Morgan, creating the fourth-largest energy company in North America with an enterprise value of approximately $94 billion and 80,000 miles of pipelines. Another top contributor was Cabot Oil & Gas Corporation. Headquartered in Houston, Texas, Cabot is a leading independent natural gas producer with its entire resource base located in the continental United States. The firm enjoyed a significant rate of return for gas distributed at its Marcellus facility in northeastern Pennsylvania. It also was successful in reducing debt, even with a robust investment program that created significant growth.

The Fund's mandate enables it to invest up to 20 percent of assets in energy-related firms that are outside of the energy sector. Another name worth highlighting — Chicago Bridge & Iron

Company-NV — hailed from the industrials sector. Chicago Bridge & Iron Company (CBI) is operates as a subsidiary of Chicago Bridge & Iron Company N.V, an old, established enterprise that began doing business as a bridge construction firm more than 100 years ago. Today, it combines proven process technology with global capabilities in engineering, procurement to the energy and natural resource industries. Its success during the period can be attributed to its strategic acquisition of Chemical Research and Licensing from CRI/Criterion, a subsidiary of Royal Dutch Shell plc. This acquisition gives CBI, through its Lummus Technology business sector, a 100 percent interest in Catalytic Distillation Technologies (CDTECH). CDTECH develops and licenses advanced refining and petrochemical processes based on its proprietary catalytic distillation technology. Technologies developed by CDTECH include those used to produce low sulfur and high octane blend stocks for use in reformulated gasoline. Prior to this acquisition, CBI held a 50 percent interest in CDTECH. Unfortunately, the impact of these and other positive contributors were outweighed by the underperformance resulting from untimely stock selection and the Fund's underweight stake in the energy sector.

We did not make any significant strategic changes to sector allocations during the period, although the exposure to industrials is slightly lower than it was at the beginning of the period.

Fallout from Japan crisis

Few of the Fund's holdings were directly impacted by the nuclear crisis in Japan, although the event will of course have implications for the future of the energy sector in general and nuclear power in particular. Initially, shares of companies that supply the nuclear power industry declined sharply in the wake of Japan's crisis but rebounded in relatively short order. Despite the concerns raised by the crisis in Japan and the potential for slow growth in the immediate future, we believe the long-term future of this energy source is intact.

China declared its six operating plants safe, although it suspended approval of new nuclear plants while it reviews safety standards. China is in the process of quadrupling its uranium consumption to 50 to 60 million pounds a year, and says it plans to build 10 nuclear power plants a year for the next decade. We think the U.S. likely will continue to pursue nuclear energy as well, but there will undoubtedly be greater scrutiny and regulation. The nuclear plants currently in the planning phase in the U.S will likely be completed, but we think future building will be delayed, at least for awhile. President Obama has made it clear that he believes nuclear power will play an important role going forward, and we would not disagree.

Looking ahead

We are cautiously optimistic about the months ahead and our outlook for 2012. The U.S. dollar strengthened in the final months of 2011, and the U.S economy began to show some momentum, with positive indicators in consumer confidence, employment, housing and several other areas. Inflation in most emerging markets seems to have reached a peak, allowing governments to move to stimulate, rather than constrain, their economic growth. Despite a double-dip scare early in the year, recession did not return to the U.S. in 2011, and we do not believe one will occur in 2012. The Federal Reserve has indicated it will hold interest rates at their current low level as long as it deems necessary in 2012, which means money will remain cheap. The cyclical housing and auto production sectors have yet to fully recover, providing further evidence that recession may not be an immediate threat. U.S. corporate balance sheets are healthy and many companies are sitting on a lot of cash, thanks to actions taken by companies to reduce costs and raise cash following the 2008 credit crisis. We believe the U.S. economy will grow faster in 2012, as it appears to have thus far in the first quarter, provided we do not experience a major global crisis of some type or unforeseen events like 2011's Arab Spring protests. Granted, trouble abroad could upset the U.S economy in 2012, and we remain watchful and concerned about the U.S. tensions with Iran. U.S. markets are likely to be negatively affected if the Iranian regime follows through on its threat to disrupt oil shipments by closing the Strait of Hormuz. Natural gas prices are likely to remain steady or even decline, given higher inventories resulting from one of the warmest winters on record. Other challenges remain: slow job creation in the U.S. continues to be a rock in our nation's path to full economic recovery, and in the second half of 2012, investors likely will have to contend with what is shaping up to be an ugly battle for the White House and Congress. We are concerned about a lack of leadership in Washington across both parties. On a brighter note, however, we are cautiously optimistic that European policymakers will find a way to manage and contain the debt crisis, although we believe this problem will take some time to correct. We believe stabilization in Europe would bode very well for global economic recovery. All of these factors could contribute to the kind of volatility that characterized 2011, with even small movements snowballing rapidly. We anticipate that oil production growth may be limited, driving prices higher, particularly if trouble in the Middle East intensifies. Higher interest rates may also be on the horizon, and we will adjust our strategies accordingly should conditions warrant such action.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Investing in companies involved in one specified sector may be more risky and volatile than an investment with greater diversification. Investing in the energy sector can be riskier than other types of investment activities because of a range of

factors, including price fluctuation caused by real and perceived inflationary trends and political developments, and the cost assumed by energy companies in complying with environmental safety regulations. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Energy Fund.

Ivy Energy Fund

ALL DATA IS AS OF MARCH 31, 2012 (UNAUDITED)

Asset Allocation

Stocks	**98.6%**
Energy	90.0%
Industrials	5.8%
Materials	1.5%
Consumer Discretionary	1.3%
Cash and Cash Equivalents	**1.4%**

Lipper Rankings

Category: Lipper Natural Resources Funds	Rank	Percentile
1 Year	64/94	68
3 Year	34/64	53
5 Year	14/54	26

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

North America	**83.5%**
United States	78.7%
Canada	4.8%
Europe	**11.1%**
Netherlands	4.4%
Other Europe	6.7%
Pacific Basin	**2.7%**
Bahamas/Caribbean	**1.3%**
Cash and Cash Equivalents	**1.4%**

Top 10 Equity Holdings

Company	Sector	Industry
National Oilwell Varco, Inc.	Energy	Oil & Gas Equipment & Services
Continental Resources, Inc.	Energy	Oil & Gas Exploration & Production
Schlumberger Limited	Energy	Oil & Gas Equipment & Services
Anadarko Petroleum Corporation	Energy	Oil & Gas Exploration & Production
El Paso Corporation	Energy	Oil & Gas Storage & Transportation
Cameron International Corporation	Energy	Oil & Gas Equipment & Services
Exxon Mobil Corporation	Energy	Integrated Oil & Gas
Core Laboratories N.V.	Energy	Oil & Gas Equipment & Services
Occidental Petroleum Corporation	Energy	Integrated Oil & Gas
Apache Corporation	Energy	Oil & Gas Exploration & Production

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Energy Fund

(UNAUDITED)


Ivy Energy Fund, Class A Shares(1) $11,968
S&P 1500 Energy Sector Index(2) $14,780
Lipper Natural Resources Funds Universe Average(2) $12,707
$20,000
$15,000
$10,000
$5,000
$0
4-3 2006
3-31 2007
3-31 2008
3-31 2009
3-31 2010
3-31 2011
3-31 2012

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

(2)Because the Fund commenced operations on a date other than at the end of a month, and partial month calculations of the performance of the above indexes (including income) are not available, investment in the indexes was effected as of March 31, 2006.

Average Annual Total Return(3)	Class A	Class B	Class C	Class E(4)	Class I	Class Y
1-year period ended 3-31-12	-20.91%	-20.07%	-16.62%	-20.67%	-15.74%	-15.99%
5-year period ended 3-31-12	2.95%	3.10%	3.43%	—	—	4.29%
10-year period ended 3-31-12	—	—	—	—	—	—
Since inception of Class(5) through 3-31-12	3.04%	3.07%	3.36%	2.95%	4.30%	4.21%

(3)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I and Class Y shares are not subject to sales charges.

(4)Class E shares are not currently available for investment.

(5)4-3-06 for Class A, Class B, Class C and Class Y shares and 4-2-07 for Class E and Class I shares.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy Energy Fund *(in thousands)* MARCH 31, 2012

COMMON STOCKS	Shares	Value
Auto Parts & Equipment – 1.3%		
BorgWarner Inc. (A)	19	$ 1,607
Coal & Consumable Fuels – 2.3%		
Arch Coal, Inc.	55	586
Cameco Corporation	55	1,187
Peabody Energy Corporation	35	1,012
		2,785
Construction & Engineering – 3.9%		
Chicago Bridge & Iron Company N.V., NY Shares	36	1,553
Fluor Corporation	53	3,152
		4,705
Construction & Farm Machinery & Heavy Trucks – 1.9%		
Caterpillar Inc.	7	751
Cummins Inc.	13	1,506
		2,257
Diversified Metals & Mining – 1.5%		
BHP Billiton Limited, ADR	25	1,843
Integrated Oil & Gas – 10.6%		
BP plc, ADR	23	1,028
ConocoPhillips	34	2,584
Exxon Mobil Corporation	46	4,012
Occidental Petroleum Corporation	39	3,716
Suncor Energy Inc.	45	1,485
		12,825
Oil & Gas Drilling – 8.3%		
ENSCO International Incorporated	29	1,534
Helmerich & Payne, Inc.	53	2,862
Nabors Industries Ltd. (A)	92	1,603
Seadrill Limited	51	1,909
Transocean Inc.	40	2,185
		10,093
Oil & Gas Equipment & Services – 28.8%		
Basic Energy Services, Inc. (A)	56	979
Cameron International Corporation (A)	76	4,034
Core Laboratories N.V.	28	3,723
Dresser-Rand Group Inc. (A)	40	1,839
Dril-Quip, Inc. (A)	31	2,038
FMC Technologies, Inc. (A)	63	3,151
Halliburton Company	70	2,317
National Oilwell Varco, Inc.	80	6,386
Schlumberger Limited	69	4,818
Superior Energy Services, Inc. (A)	76	2,001
Tenaris S.A., ADR	41	1,575
Weatherford International Ltd. (A)	128	1,938
		34,799
Oil & Gas Exploration & Production – 30.3%		
Anadarko Petroleum Corporation	54	4,240
Apache Corporation	35	3,520
Cabot Oil & Gas Corporation	56	1,747
CNOOC Limited, ADR	7	1,491
Cobalt International Energy, Inc. (A)	46	1,387
Concho Resources Inc. (A)	14	1,419
Continental Resources, Inc. (A)	63	5,411
Devon Energy Corporation	32	2,310
EOG Resources, Inc.	23	2,511
Kosmos Energy Ltd. (A)	63	828
Laredo Petroleum Holdings, Inc. (A)	27	636
Matador Resources Company (A)	46	499

COMMON STOCKS (Continued)	Shares	Value
Oil & Gas Exploration & Production (Continued)		
Noble Energy, Inc.	29	$ 2,809
Oasis Petroleum LLC (A)	39	1,199
Pioneer Natural Resources Company	6	658
Plains Exploration and Production Company (A)	42	1,787
Southwestern Energy Company (A)	85	2,612
St. Mary Land & Exploration Company	21	1,472
		36,536
Oil & Gas Refining & Marketing – 1.0%		
Clean Energy Fuels Corp. (A)	59	1,247
Oil & Gas Storage & Transportation – 8.7%		
El Paso Corporation	141	4,161
El Paso Pipeline Partners, L.P.	51	1,771
Enbridge Inc.	82	3,190
Williams Companies, Inc. (The)	46	1,431
		10,553
TOTAL COMMON STOCKS – 98.6%		**$119,250**
(Cost: $85,754)		

SHORT-TERM SECURITIES	Principal	
Master Note – 0.3%		
Toyota Motor Credit Corporation, 0.131%, 4–2–12 (B)	$310	**310**
TOTAL SHORT-TERM SECURITIES – 0.3%		**$ 310**
(Cost: $310)		
TOTAL INVESTMENT SECURITIES – 98.9%		**$119,560**
(Cost: $86,064)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.1%		**1,378**
NET ASSETS – 100.0%		**$120,938**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2012. Date shown represents the date that the variable rate resets.

Ivy Energy Fund *(in thousands)* MARCH 31, 2012

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2012. See Note 2 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$119,250	$ —	$ —
Short-Term Securities	—	310	—
Total	$119,250	$310	$ —

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

Country Diversification	
(as a % of net assets)	
United States	78.7%
Canada	4.8%
Netherlands	4.4%
United Kingdom	2.2%
Switzerland	1.6%
Norway	1.6%
Australia	1.5%
Luxembourg	1.3%
Bermuda	1.3%
Hong Kong	1.2%
Other+	1.4%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Ivy Global Natural Resources Fund



Below, Frederick Sturm, CFA, portfolio manager of Ivy Global Natural Resources Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2012. He has managed the Fund since its inception in January 1997, and he has 30 years of industry experience.

Frederick Sturm

Fiscal Year Performance

For the 12 Months Ended March 31, 2012

Ivy Global Natural Resources Fund (Class A shares at net asset value)	-26.61%
Benchmark(s)/Lipper Category	
Morgan Stanley Commodity Related Index (generally representative of an unmanaged group of natural resources stocks)	-16.73%
MSCI AC World IMI 55% energy +45% Materials Index (generally representative of a global allocation of 55 percent energy stocks and 45 percent materials stocks)	-12.41%
Lipper Global Natural Resources Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	-19.00%

Please note that Fund returns include applicable fees and expenses while the Index returns do not include any such fees.

Multiple indexes are shown because the Fund invests in stocks, bonds and other instruments.

Rough, tough and difficult

It was a tough year for resources stock, a tougher year for basic materials and an even more difficult year for international companies in the resources space. Against this challenging market backdrop, it was principally during the fall quarter that the Ivy Global Natural Resources Fund significantly underperformed its benchmark indexes and peer funds. The Fund's relative underperformance and negative absolute performance are attributable to both the macro environment and some stock-specific issues. While we are clearly disappointed in the one-quarter "risk-off" gap down, both absolute and relative returns over the past six months have improved measurably. Nonetheless, the Fund ended its fiscal year underperforming its benchmarks and peer funds.

The Fund has a higher allocation to basic materials than most resources funds, and also has a higher relative international exposure. During the period, the disparity between materials and energy was the largest it has been in some time. Meanwhile, U.S. stocks outperformed emerging markets by approximately 15 percent. In other words, this was an unusual period in which broader diversification by sector and country reduced return potential rather than offered smoother results.

Sources of underperformance

Metals and mining stocks were significant detractors to both absolute and relative returns, as European investors spooked by the Euro-challenges aggressively sold down Europe- listed global materials companies in their flight to "risk off.' Names in this group that detracted include Xstrata plc. and Rio Tinto plc. In addition, almost all global precious metals stocks detracted from performance as precious metals stock prices may have been depressed by hedge fund redemptions over the course of the year.

Holdings in the select energy subsectors were particularly challenged during the period. The first quarter of 2012 set numerous warm weather records in North America, and this weather pressured natural gas stocks, coal producers and energy service companies that provide drilling and fracturing services to natural gas producers. Among the greatest detractors during the period were Baker Hughes, Incorporated and Halliburton Company, two of the world's largest oilfield services companies, which have extensive global market coverage. We still own Baker Hughes and have also held onto Halliburton because we think this stock is now significantly undervalued and has significant upside potential. The firm is poised to benefit from an anticipated rising global expenditure on energy development. Alpha Natural Resources (which has been eliminated from the portfolio) and Peabody Energy Corporation in the coal space and Trina Solar Limited and GCL-Poly Energy, in the renewable energy space, also detracted. Although we believed these companies were all strong and the leading providers in their respective industries, the only good play in those spaces would have been to be out of the industries altogether.

The largest single drag on performance during the year was Sino-Forest Corporation, a Canada-based forestry firm whose stock plummeted on allegations of fraud by a research firm. Although investigations regarding the allegations are still underway, we have fully written down this stock for valuation purposes. We will monitor the situation and pursue all appropriate recourse, but we are moving forward in our efforts to find attractive investment opportunities for the Fund.

Standout performers during a volatile period, and some tactical shifts

Volatility was an issue across global markets during the year, driven by a number of natural disasters, geopolitical tensions and the sovereign debt problems in Europe. Although the Fund underperformed for the year as a whole, it is noteworthy that returns during the first quarter of the Fund's fiscal year were slightly positive and the Fund has performed better in the past six months. Most of the names discussed as detractors in this report were the same holdings that restrained performance during the difficult third quarter of 2012. One standout performer for much of the year, and the top contributor for the year as a whole, was Petrohawk Energy. The Fund was in fact the company's largest stakeholder when it was acquired by BHP Billiton at a 50 percent premium in August 2011.

Another top contributor was Cabot Oil & Gas Corporation, which was among the Fund's largest holdings and a top-performing constituent of the S&P 500 Index for the 2011 calendar year. Headquartered in Houston, Texas, Cabot is a leading independent natural gas producer with its entire resource base located in the continental United States. The firm enjoyed a significant rate of growth in natural gas production within the Marcellus region in northeastern Pennsylvania. The company is amongst the absolute lowest-cost producer of natural gas and we believe it will help sustain above-industry-average growth and reinvestment returns.

Industrials companies that benefit from low-cost natural gas inputs have performed well for the Fund. This includes companies such as LyondellBasell Industries N.V. Another chemicals producer, Solutia, was a positive contributor in response to a takeover offer (this position has been eliminated from the portfolio).

Progressively through the end of the period we increased the Fund's cash level and equity market hedges, in anticipation that a consolidation period would ensue. The hedges were detractors as stocks rallied into March 2012, but we still believe they will be helpful to performance in the months ahead. We also believe we will be able to cover the hedges at levels lower than at the end of the period. We may remain on this track until renewed Euro concerns can be put to bed, the U.S. outperforms expectations, China delivers a more aggressive supportive policy, and/or stocks pull back to more compelling levels.

Looking ahead

We believe that broad political, economic and market uncertainty peaked during the fourth quarter of 2011 and that better days await us. We think that as we come out of this hopeful troughing process markets will recover on receding gloomy sentiment, and that a past frustrating year yielding disappointing results could prove to be a worthwhile go-forward opportunity. The energy sector may drift during the first half of 2012 in response to high inventory levels and reduced Iran rhetoric: however we expect a stronger second half. The basic materials sectors that were a proportionately larger detractor in this past-fiscal year have meaningful recovery potential based on potential Chinese policy easing. We believe valuation compression reflects sufficient pessimism that the potential reward for a contrary stance is

becoming intriguing. There is a huge amount of money on the sidelines that could end up chasing markets higher. We think the secular trend for most resources remains intact, despite slowing global economic growth and the debt problems in Europe, and buying opportunities will continue for many resources, including gold, copper, oil and water. We think the uptrend for other base metals and some agricultural commodities is less certain. We believe debasement of currencies from continued printing will remain broadly supportive.

Developing economies growing at roughly 6 percent, which represent half the world's gross domestic product, should anchor continued global growth at roughly 3-3.5 percent in 2012-2013. We anticipate U.S. economic growth will be in the 1.5-2 percent range. The leadership of U.S. stocks could continue to play out in early 2012, but we look for stronger relative emerging markets returns over the next 12-18 months may be ushered in by more supportive policy initiatives in those markets. We believe this growth should favor both absolute and relative returns for the Fund.

In summary, 2011 was somewhat of a "mini 2008." While we don't believe there will be a repeat of the 2009, we do anticipate a stronger outlook into 2013.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Investing in companies involved in one specified sector may be more risky and volatile than an investment with greater diversification. International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations.

Investing in natural resources can be riskier than other types of investment activities because of a range of factors, including price fluctuation caused by real and perceived inflationary trends and political developments; and the cost assumed by natural resource companies in complying with environmental and safety regulations.

Investing in physical commodities exposes the Fund to other risk considerations such as potentially severe price fluctuations over short periods of time. The Fund may use short-selling or derivatives to hedge various instruments, for risk management purposes or to increase investment income or gain in the Fund. These techniques involve additional risk. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of

the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Global Natural Resources Fund.

Ivy Global Natural Resources Fund

ALL DATA IS AS OF MARCH 31, 2012 (UNAUDITED)

Asset Allocation

Stocks	**86.9%**
Energy	44.5%
Materials	37.9%
Information Technology	2.2%
Financials	0.8%
Utilities	0.7%
Consumer Staples	0.5%
Industrials	0.3%
Purchased Options	**6.3%**
Bonds	**0.1%**
Corporate Debt Securities	0.1%
Cash and Cash Equivalents	**6.7%**

Lipper Rankings

Category: Lipper Global Natural Resources Funds	Rank	Percentile
1 Year	115/132	87
3 Year	70/112	62
5 Year	58/62	93
10 Year	25/32	76

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

North America	**53.5%**
United States	39.3%
Canada	14.2%
Europe	**17.6%**
United Kingdom	9.7%
Switzerland	4.3%
Other Europe	3.6%
Pacific Basin	**13.1%**
South Korea	4.5%
China	4.2%
Other Pacific Basin	4.4%
South America	**2.0%**
Other	**0.8%**
Cash and Cash Equivalents and Options	**13.0%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
LG Chem, Ltd.	South Korea	Materials	Commodity Chemicals
Cabot Oil & Gas Corporation	United States	Energy	Oil & Gas Exploration & Production
ENSCO International Incorporated	United Kingdom	Energy	Oil & Gas Drilling
Plains Exploration and Production Company	United States	Energy	Oil & Gas Exploration & Production
Halliburton Company	United States	Energy	Oil & Gas Equipment & Services
Potash Corporation of Saskatchewan Inc.	Canada	Materials	Fertilizers & Agricultural Chemicals
First Quantum Minerals Ltd.	Canada	Materials	Diversified Metals & Mining
Rio Tinto plc	United Kingdom	Materials	Diversified Metals & Mining
Schlumberger Limited	United States	Energy	Oil & Gas Equipment & Services
Noble Corporation	Switzerland	Energy	Oil & Gas Drilling

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

Ivy Global Natural Resources Fund

(UNAUDITED)



$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$0
Ivy Global Natural Resources Fund, Class A Shares(1) $26,536
Morgan Stanley Commodity Related Index.................... $37,796
MSCI AC World IMI 55% Energy + 45% Materials Index(2)....... $33,845
Lipper Global Natural Resources Fund Universe Average $31,754
12-31 2002
12-31 2003
3-31 2004
3-31 2005
3-31 2006
3-31 2007
3-31 2008
3-31 2009
3-31 2010
3-31 2011
3-31 2012

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

(2)Blended index is represented by 55% of the MSCI AC World IMI Energy Index and 45% of the MSCI AC World IMI Materials Index.

Average Annual Total Return[3]	Class A	Class B	Class C	Class E	Class I	Class R	Class Y
1-year period ended 3-31-12	-30.83%	-30.12%	-27.10%	-30.77%	-26.33%	-26.75%	-26.45%
5-year period ended 3-31-12	-3.75%	-3.51%	-3.27%	—	—	-2.76%	-2.39%
10-year period ended 3-31-12	8.48%	8.21%	8.31%	—	—	—	—
Since inception of Class[4] through 3-31-12	—	—	—	-4.01%	-2.36%	2.32%	11.73%

(3)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R and Class Y shares are not subject to sales charges.

(4)4-2-07 for Class E and Class I shares, 12-29-05 for Class R shares and 7-24-03 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy Global Natural Resources Fund *(in thousands)* MARCH 31, 2012

COMMON STOCKS	Shares	Value
Brazil – 1.5%		
Suzano Bahia Sul Papel E Celulose S.A.	12,000	$ 51,275
Tractebel Energia S.A.	750	13,353
		64,628
Canada – 14.2%		
Agrium Inc.	1,000	86,370
Athabasca Oil Sands Corp. (A)	3,000	33,355
First Quantum Minerals Ltd.	7,550	143,967
Goldcorp Inc.	1,000	45,075
IAMGOLD Corporation	3,500	46,599
Neo Material Technologies Inc. (A)	2,500	28,122
Osisko Mining Corporation (A)	1,673	19,418
Potash Corporation of Saskatchewan Inc.	3,250	148,492
Precision Drilling Corporation (A)	2,073	20,820
Progress Energy Resources Corp.	750	7,519
Southern Pacific Resource Corp. (A)	6,680	10,983
		590,720
China – 4.2%		
China Metal Recycling (Holdings) Limited (B)	62,084	75,950
GCL-Poly Energy Holdings Limited	210,000	58,412
Hidili Industry International Development Limited	15,000	5,331
Sino-Forest Corporation, Class A (A)(B)	15,000	—*
Trina Solar Limited, ADR (A)(B)	4,500	32,085
Yingde Gases Group Company Limited (A)	5,000	5,679
		177,457
Cyprus – 0.2%		
Buried Hill Energy (Cyprus) Public Company Limited (A)(C)	3,630	7,260
Hong Kong – 0.2%		
China Longyuan Power Group Corporation Limited, H Shares	10,000	8,357
India – 2.0%		
Adani Enterprises Limited	1,500	8,976
Hindustan Zinc Limited	2,500	6,495
Infrastructure Development Finance Company Limited	12,500	33,124
Shree Renuka Sugars Limited	5,000	3,096
Sterlite Industries (India) Limited	15,500	33,787
		85,478
Indonesia – 0.7%		
PT Adaro Energy Tbk	40,000	8,443
PT Harum Energy Tbk	15,000	13,370
PT Indo Tambangraya Megah Tbk	2,000	9,503
		31,316
Israel – 0.7%		
Israel Chemicals Ltd.	2,750	31,287
Luxembourg – 0.1%		
Pacific Drilling S.A. (A)	405	4,097
Netherlands – 1.3%		
LyondellBasell Industries N.V., Class A	1,250	54,563
Norway – 0.1%		
DNO International ASA (A)	2,000	3,547

COMMON STOCKS (Continued)	Shares	Value
Panama – 0.1%		
McDermott International, Inc. (A)	250	$ 3,203
Russia – 1.6%		
Mechel OAO, ADR	1,050	3,749
Mechel Steel Group OAO, ADR	4,250	38,165
OJSC PhosAgro, GDR	500	5,180
Open Joint Stock Company "RusHydro", ADR	2,500	9,165
Open Joint Stock Company Gazprom, ADR	750	9,150
		65,409
Singapore – 0.4%		
Indofood Agri Resources Ltd. (A)	12,000	14,844
South Korea – 4.5%		
LG Chem, Ltd.	575	187,768
Switzerland – 4.3%		
Noble Corporation	3,300	123,651
Weatherford International Ltd. (A)	3,750	56,588
		180,239
Thailand – 1.1%		
Banpu Public Company Limited	2,300	45,478
United Kingdom – 9.7%		
Chariot Oil & Gas Limited (A)	2,800	8,868
ENSCO International Incorporated	3,500	185,255
Rio Tinto plc	2,500	137,795
Rio Tinto plc, ADR	250	13,898
Xstrata plc	3,500	59,788
		405,604
United States – 39.3%		
Allegheny Technologies Incorporated	1,800	74,106
Baker Hughes Incorporated	1,250	52,425
Boise Inc.	1,500	12,315
Cabot Oil & Gas Corporation	6,000	187,019
Cameron International Corporation (A)	1,100	58,113
Celanese Corporation, Series A	2,350	108,523
Crown Holdings, Inc. (A)	700	25,781
Dow Chemical Company (The)	200	6,928
E.I. du Pont de Nemours and Company	250	13,225
Eastman Chemical Company	249	12,850
Foster Wheeler Ltd. (A)	250	5,690
Halliburton Company	5,000	165,949
Helmerich & Payne, Inc.	153	8,238
Kodiak Oil & Gas Corp. (A)	4,000	39,840
Laredo Petroleum Holdings, Inc. (A)	395	9,263
Marathon Oil Corporation	500	15,850
Molycorp, Inc. (A)	700	23,681
Noble Energy, Inc.	275	26,890
Occidental Petroleum Corporation	1,250	119,037
Oil States International, Inc. (A)	700	54,642
Peabody Energy Corporation	2,800	81,088
Pioneer Natural Resources Company	875	97,641
Plains Exploration and Production Company (A)	4,000	170,600
QEP Resources, Inc.	750	22,875
Rock-Tenn Company, Class A	300	20,268
Schlumberger Limited (D)	1,850	129,371
Walter Industries, Inc.	450	26,645

SCHEDULE OF INVESTMENTS
Ivy Global Natural Resources Fund *(in thousands)*

COMMON STOCKS (Continued)	Shares	Value
United States (Continued)		
Williams Companies, Inc. (The)	1,375	$ 42,364
WPX Energy, Inc. (A)	1,750	31,518
		1,642,735
TOTAL COMMON STOCKS – 86.2%		**$3,603,990**
(Cost: $3,687,562)		
PREFERRED STOCKS		
Brazil – 0.4%		
Bradespar S.A.	750	14,253
Russia – 0.3%		
Mechel	2,000	14,060
United States – 0.0%		
Konarka Technologies, Inc., 8.000% Cumulative (A)(C)	3,500	35
TOTAL PREFERRED STOCKS – 0.7%		**$ 28,348**
(Cost: $50,681)		

PURCHASED OPTIONS	Number of Contracts (Unrounded)	Value
Barrick Gold Corporation, Call $33.00, Expires 7–23–12	35,000	37,188
Occidental Petroleum Corporation, Call $60.00, Expires 5–21–12	20,000	71,099
Peabody Energy Corporation, Call $20.00, Expires 6–18–12	30,000	27,300
Pioneer Natural Resources Company, Call $60.00, Expires 6–18–12	5,000	25,750
Potash Corporation of Saskatchewan Inc., Call $30.00, Expires 6–18–12	10,000	15,725
Schlumberger Limited, Call $50.00, Expires 5–21–12	17,000	34,128
Williams Companies, Inc. (The), Call $20.00, Expires 8–20–12	50,000	52,750
TOTAL PURCHASED OPTIONS – 6.3%		**$ 263,940**
(Cost: $312,980)		

CORPORATE DEBT SECURITIES	Principal	
Brazil – 0.1%		
Bahia Sul Celulose S.A., 8.614%, 12–1–12 (E)(F)(G)	BRL10,692	5,389
TOTAL CORPORATE DEBT SECURITIES – 0.1%		**$ 5,389**
(Cost: $5,243)		

SHORT-TERM SECURITIES

	Principal	Value
Certificate of Deposit – 0.2%		
Banco del Estado de Chile, 0.260%, 4–26–12	$10,000	10,000
Commercial Paper – 6.0%		
American Honda Finance Corp. (GTD by Honda Motor Co.), 0.110%, 4–18–12 (H)	9,600	9,599

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (Continued)		
Bank of Nova Scotia, 0.120%, 4–27–12 (H)	$30,000	$ 29,997
BHP Billiton Finance (USA) Limited (GTD by BHP Billiton Limited), 0.120%, 4–18–12 (H)	5,000	5,000
Danaher Corporation, 0.120%, 4–23–12 (H)	14,000	13,999
E.I. du Pont de Nemours and Company:		
0.130%, 4–20–12 (H)	4,000	4,000
0.140%, 5–7–12 (H)	15,000	14,998
Illinois Tool Works Inc.:		
0.150%, 4–2–12 (H)	25,000	25,000
0.130%, 4–17–12 (H)	15,000	14,999
John Deere Financial Limited (GTD by John Deere Capital Corporation), 0.130%, 4–5–12 (H)	15,000	14,999
Kimberly-Clark Worldwide Inc., 0.110%, 4–17–12 (H)	15,800	15,799
Novartis Finance Corp.:		
0.130%, 4–5–12 (H)	14,000	14,000
0.130%, 4–9–12 (H)	11,600	11,600
Novartis Securities Investment Ltd., 0.110%, 4–12–12 (H)	9,000	9,000
PACCAR Financial Corp., 0.120%, 4–13–12 (H)	5,000	5,000
Prudential Funding LLC:		
0.110%, 4–2–12 (H)	6,333	6,333
0.160%, 4–9–12 (H)	6,000	6,000
St. Jude Medical, Inc., 0.190%, 4–27–12 (H)	7,000	6,999
Straight-A Funding, LLC (GTD by Federal Financing Bank), 0.150%, 5–21–12 (H)	4,000	3,999
Sysco Corporation, 0.130%, 4–16–12 (H)	12,000	11,999
Total Capital Canada Ltd. (GTD by Total S.A.), 0.120%, 4–13–12 (H)	25,000	24,999
		248,319
Master Note – 0.5%		
Toyota Motor Credit Corporation, 0.131%, 4–2–12 (I)	20,702	20,702
Treasury Bills – 0.2%		
United States Treasury Bills, 0.150%, 9–27–12	10,400	10,392
United States Government Agency Obligations – 0.1%		
Overseas Private Investment Corporation (GTD by United States Government), 0.070%, 4–4–12 (I)	5,000	5,000
TOTAL SHORT-TERM SECURITIES – 7.0%		**$ 294,413**
(Cost: $294,413)		
TOTAL INVESTMENT SECURITIES – 100.3%		**$4,196,080**
(Cost: $4,350,879)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.3%)		**(10,496)**
NET ASSETS – 100.0%		**$4,185,584**

50 ANNUAL REPORT **2012**

Notes to Schedule of Investments

The following forward foreign currency contracts were outstanding at March 31, 2012:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	Brazilian Real	Toronto-Dominion Bank (The)	8,950	4–20–12	$ 251	$ —
Sell	Brazilian Real	Toronto-Dominion Bank (The)	14,209	4–27–12	153	—
Sell	Brazilian Real	Toronto-Dominion Bank (The)	14,209	5–11–12	277	—
Sell	Brazilian Real	Toronto-Dominion Bank (The)	14,209	5–18–12	384	—
Sell	Brazilian Real	Royal Bank of Canada	12,255	6–22–12	—	21
Sell	Brazilian Real	Toronto-Dominion Bank (The)	8,950	6–29–12	21	—
Sell	British Pound	Canadian Imperial Bank of Commerce	8,230	4–20–12	—	595
Sell	British Pound	State Street Global Markets	16,075	4–27–12	—	677
Sell	British Pound	Toronto-Dominion Bank (The)	28,600	5–18–12	—	380
Sell	British Pound	Royal Bank of Canada	25,400	5–18–12	—	402
Sell	British Pound	Bank of New York Mellon (The)	29,160	5–18–12	—	896
Sell	British Pound	Bank of New York Mellon (The)	13,300	6–22–12	—	217
Sell	Canadian Dollar	State Street Global Markets	32,300	4–13–12	—	644
Sell	Canadian Dollar	Bank of New York Mellon (The)	83,570	4–27–12	—	321
Sell	Canadian Dollar	State Street Global Markets	32,300	5–4–12	—	132
Sell	Canadian Dollar	Canadian Imperial Bank of Commerce	27,700	5–18–12	—	29
					$1,086	$4,314

The following futures contracts were outstanding at March 31, 2012 (contracts unrounded):

Description	Type	Expiration Date	Number of Contracts	Market Value	Unrealized Depreciation
S&P 500 E-mini	Short	6–15–12	4,600	$(322,736)	$(12,583)
S&P/Toronto Stock Exchange 60 Index	Short	6–15–12	1,900	(268,471)	(2,901)
				$(591,207)	$(15,484)

  *Not shown due to rounding.

(A) No dividends were paid during the preceding 12 months.

(B) Deemed to be an affiliate due to the Fund owning at least 5% of the voting securities.

(C) Restricted securities. At March 31, 2012, the Fund owned the following restricted securities:

Security	Acquisition Date(s)	Shares	Cost	Market Value
Buried Hill Energy (Cyprus) Public Company Limited	5–1–07 to 4–17–08	3,630	$ 6,183	$7,260
Konarka Technologies, Inc., 8.0% Cumulative	8–31–07	3,500	10,850	35
			$17,033	$7,295

    The total value of these securities represented 0.2% of net assets at March 31, 2012.

(D) All or a portion of the security position has been pledged as collateral on open futures contracts.

(E) Principal amounts are denominated in the indicated foreign currency, where applicable (BRL - Brazilian Real).

(F) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2012, the total value of these securities amounted to $5,389 or 0.1% of net assets.

(G) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2012.

(H) Rate shown is the yield to maturity at March 31, 2012.

(I) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2012. Date shown represents the date the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2012. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Staples	$ 17,941	$ —	$ —
Energy	1,856,551	—	7,260
Financials	33,124	—	—
Industrials	14,666	—	—
Information Technology	90,497	—	—
Materials	1,553,076	—	—*
Utilities	30,875	—	—
Total Common Stocks	$3,596,730	$ —	$ 7,260
Preferred Stocks	28,313	—	35
Purchased Options	263,940	—	—
Corporate Debt Securities	—	—	5,389
Short-Term Securities	—	294,413	—
Total	$3,888,983	$294,413	$12,684
Forward Foreign Currency Contracts	$ —	$ 1,086	$ —
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 4,314	$ —
Futures Contracts	15,484	—	—

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GDR = Global Depositary Receipts
GTD = Guaranteed

Market Sector Diversification

(as a % of net assets)	
Energy	44.5%
Materials	38.0%
Information Technology	2.2%
Financials	0.8%
Utilities	0.7%
Consumer Staples	0.5%
Industrials	0.3%
Other+	13.0%

+Includes options, cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Ivy Real Estate Securities Fund

(UNAUDITED)




Joseph R. Betlej   Lowell R. Bolken

Below, Joseph R. Betlej, CFA, and Lowell R. Bolken, CFA, the Fund's portfolio managers, discuss positioning, performance and results for the fiscal year ended March 31, 2012. Mr. Betlej has managed the Fund (and its predecessor fund) since February 1999 and has 27 years of industry experience. Mr. Bolken has managed the Fund for seven years and has 22 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended March 31, 2012

Ivy Real Estate Securities Fund (Class A shares at net asset value)	9.88%
Benchmark(s) and/or Lipper Category	
Wilshire Real Estate Securities Index (generally reflects the performance of securities representing the commercial real estate market)	12.95%
Lipper Real Estate Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	11.74%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

The real estate securities markets, as portrayed by the Wilshire Real Estate Securities Index (WRESI), delivered a strong return for the year ended March 31, 2012. The Fund's return trailed the WRESI during the fiscal year.

Best performing sectors during the year were regional malls, self-storage facilities, and manufactured home communities. While the defensive nature of self-storage and manufactured home communities made those companies attractive to investors, regional mall companies seemed to benefit from an improvement in consumer sentiment through the year. The Fund's return was negatively impacted due to its underweight position to the regional mall and self-storage groups. We held a smaller allocation to both groups, as we believed that they were trading at above their historic multiples, and we had concerns about the strength of the consumer.

The volatility of the market allowed some of the highest quality companies to perform well, as investors seemed to find comfort in better balance sheets and strong company management. Some of these companies saw significant multiple expansion during the year, and the Fund alternatively sought exposure in Real Estate Investment Trusts (REITs) that were trading at more value-oriented metrics. The underweight position to very high quality names hurt performance.

Hotel companies delivered some of the worst performance in the year, largely deflated by worries of economic growth. The Fund's performance was negatively impacted by its modest overweight position to hotels.

The underweight to diversified companies helped performance, as did stock picking in the office segment. Exposure to non-benchmark cell tower companies helped performance but was offset by the exposure to commercial real estate brokerage firms, which dropped precipitously when concerns of availability of financing hit mid-year.

Volatile ride to improvement

The real estate sector started the year on a positive note, reacting to an improvement in fundamentals, a robust financing market, and strong investment opportunities. This strength seemed to ignore the macro factors of weakening global growth, European sovereign debt issues, and the supply disruption caused by the Japanese earthquake and tsunami. Instead, the market seemed to focus on improving earnings shown by many U.S. corporations that would lead to increased demand for commercial real estate.

The situation took a turn for the worse in the third quarter of 2011, as the sovereign debt crisis continued in Europe, leading to questions of bank solvency and eventual decreases in expectations for global gross domestic product (GDP) growth. Market concern grew regarding availability of capital to the commercial real estate market, resulting in a substantial correction in real estate stocks.

However, by year end the U.S. economy seemed to react positively to global financial stimulus, providing stabilization to the capital markets. Real estate stocks bounced back, recovering most of the negative performance of the previous quarter. As the first quarter of 2012 played out, the broader equity markets followed the strength of the real estate market, reacting to consumer confidence and improvement in the job and housing markets. While it was a volatile ride, the past year ended with a market that was recognizing the improving strength in the U.S. economy, allowing investors to feel more confident. Yet, negative implications for the markets remain, as European sovereign debt issues, worries of an economic slowdown in China, and unrest in the Middle East cloud the horizon.

Favorably priced capital contributed to overall growth as the 10-year Treasury yield decreased from over 3.5 percent at the beginning of the year to below 2.0 percent. This move was accompanied by shrinking credit spreads across most fixed income sectors. U.S. banks found some stability and began to increase lending. Commercial real estate benefited from the return of the banks as well as significant lending by life insurance companies. In addition, many high quality REITs used their good credit status to tap into the senior unsecured debt markets at very favorable rates. Broader investor demand for direct investment in commercial real estate properties contributed to the rebound of pricing in the commercial real estate markets, and REIT stock prices benefited in association.

The improvement in corporate earnings appears to be solid, and more recently, has been led by revenue growth. As corporate decision makers become more confident of the economy and their own business prospects, we believe they are more likely to consider expansion of their operations and hence, create additional demand for commercial real estate. The demand outlook for commercial real estate is set against what we consider a rather modest amount of new development. In the past 25 years, average commercial real estate deliveries were approximately 2 percent of total existing inventory. Today, that number is below 0.5 percent. Problems within bank loan portfolios have been a strength to commercial real estate, as they have curtailed the source of construction loans, and hence constrained new supply.

Barbell strategy

During the course of the year, the Fund executed a larger barbell strategy. Volatility remains a present and constant factor for REITs, which led us to add more defensive, yield-oriented, and lower volatility positions (such as preferred stocks), as well as net lease and health care REIT common stocks. On balance, we have added to positions with companies that, due to a fundamental flaw, trade at a discount to our perception of value. Improvement in capital availability has given us the confidence in making this move to more aggressive positioning. In addition, we added large capitalization names to our position as they have become a larger proportion of the universe.

Fundamental improvement in occupancy and rental rates has allowed for more confidence in REIT earnings, and the above-average access to capital that REITs have versus their private peers confirms their values. As acquisition opportunities are becoming more numerous, we seek REITs that are enjoying the benefits of strong balance sheets and a low cost of capital. We believe the best opportunities are available with value-oriented stocks with specific upside catalysts.

We built up our position in apartments over the course of the year as we became more confident in operating prospects for the group. Homeownership rates continue to decline in the U.S. at the same time that the "renter favorable" 18-35 year-old age segment is growing. There is very little new supply of apartments to be delivered in the next 18 months. Cost of capital remains very low for apartment REITs. We believe it should be very good times for apartments in the next 12-24 months.

We added to our hotel exposure in the past year as we saw growth in revenues at hotels. In addition, industry contacts suggest that we will see an improvement in group business for hotels in the coming year — a segment that had been generating flat room revenues. While we observed substantial revenue and earnings before interest, taxes, depreciation and amortization

(EBITDA) growth in hotels in the past year, the macro concerns have clouded this group, causing a decline in multiples for these companies through the year. However, we believe we will see better performance in the coming year.

The outlook

For the U.S., the steady improvement in key economic factors has been favorable for REITs. It is our view that job and economic growth will continue in the near term. The corporate profit cycle is pushing many companies to hire again, increasing real estate demand. New supply of commercial real estate remains muted, allowing any additional demand to strengthen property fundamentals. We continue to watch the recent increased yield on the 10-year Treasury — to date much of the rise has been offset by shrinking credit spreads. In that scenario, we believe there should be little impact on REIT pricing. However, an overall rise in interest rates would have an impact on the cost of capital for REITs, erasing some of the benefit that REITs have enjoyed in the previous year.

We believe apartment rents should outpace inflation for the next two years, as favorable supply/demand fundamentals are complimented by the decrease in the homeownership rate in the U.S. We also expect that hotel revenues will be incrementally more positive as we are seeing a turn in group business pricing. Offices remain a concern as the cost to lease continues to be very high in a low-demand environment. Additionally, two big markets, New York City and Washington D.C., have stumbled due to weakness in the financial and government sectors.

We expect a strong average dividend growth in 2012, as cash flow growth continues for many REITs, giving some stability to these stocks. Yet, with the recent strength in REIT returns, we believe valuations are reflecting more than fair pricing. Earnings will have to be solid to support current valuations — and that is our view. We believe the best opportunities are to be found in companies that can generate earnings growth in excess of expectations. We think equity market returns should be favored by money flow as investors generate more confidence in equities. However, volatility could be a larger factor in the near term.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Investment risks associated with real estate securities, in addition to other risks, include rental income fluctuation, depreciation, property tax value changes and differences in real estate market values. Real estate securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. Investing in companies involved in one specified sector may be more risky and volatile than an

investment with greater diversification. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Real Estate Securities Fund.

Ivy Real Estate Securities Fund

Asset Allocation

Stocks	**99.0%**
Financials	95.5%
Consumer Discretionary	1.5%
Telecommunication Services	1.1%
Telecommunications	0.9%
Cash and Cash Equivalents	**1.0%**

Lipper Rankings

Category: Lipper Real Estate Funds	Rank	Percentile
1 Year	169/209	81
3 Year	155/179	87
5 Year	110/154	71
10 Year	45/83	54

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
Simon Property Group, Inc.	Financials	Retail REITs
Equity Residential	Financials	Residential REITs
Ventas, Inc.	Financials	Specialized REITs
Public Storage, Inc.	Financials	Specialized REITs
ProLogis	Financials	Industrial REITs
Boston Properties, Inc.	Financials	Office REITs
Health Care REIT, Inc.	Financials	Specialized REITs
AvalonBay Communities, Inc.	Financials	Residential REITs
HCP, Inc.	Financials	Specialized REITs
Macerich Company (The)	Financials	Retail REITs

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Real Estate Securities Fund

(UNAUDITED)



Ivy Real Estate Securities Fund, Class A Shares[1]	$24,493
Wilshire Real Estate Securities Index	$27,472
Lipper Real Estate Funds Universe Average	$26,263

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B	Class C	Class E	Class I	Class R	Class Y
1-year period ended 3-31-12	3.56%	4.65%	9.03%	3.58%	10.46%	9.84%	10.24%
5-year period ended 3-31-12	-2.25%	-2.48%	-1.89%	—	—	-0.92%	-0.61%
10-year period ended 3-31-12	9.24%	—	—	—	—	—	—
Since inception of Class[3] through 3-31-12	—	6.93%	7.30%	-2.48%	-0.53%	3.87%	8.57%

(2) Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R and Class Y shares are not subject to sales charges.

(3) 12-8-03 for Class B, Class C and Class Y shares, 4-2-07 for Class E and Class I shares and 12-29-05 for Class R shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

The Advantus Real Estate Securities Fund merged into the Ivy Real Estate Securities Fund on December 8, 2003. The performance shown for periods prior to this date is that of the Advantus Real Estate Securities Fund Class A shares, restated to reflect current sales charges applicable to Ivy Real Estate Securities Fund Class A shares. Performance has not been restated to reflect the fees and expenses applicable to the Ivy Real Estate Securities Fund. If these expenses were reflected, performance shown would differ.

Ivy Real Estate Securities Fund *(in thousands)*

COMMON STOCKS	Shares	Value
Diversified REITs – 3.0%		
PS Business Parks, Inc.	53	$ 3,447
Vornado Realty Trust	117	9,836
		13,283
Hotels, Resorts & Cruise Lines – 1.5%		
Starwood Hotels & Resorts Worldwide, Inc.	119	6,724
Industrial REITs – 4.4%		
EastGroup Properties, Inc.	29	1,441
ProLogis	508	18,300
		19,741
Mortgage REITs – 0.3%		
Colony Financial, Inc.	95	1,558
Office REITs – 15.5%		
Alexandria Real Estate Equities, Inc. (A)	104	7,606
BioMed Realty Trust, Inc.	365	6,926
Boston Properties, Inc.	171	17,963
Brandywine Realty Trust	329	3,782
Digital Realty Trust, Inc.	110	8,137
Duke Realty Corporation	336	4,820
DuPont Fabros Technology, Inc.	90	2,198
Highwoods Properties, Inc.	27	883
Kilroy Realty Corporation	154	7,187
SL Green Realty Corp.	130	10,042
		69,544
Real Estate Operating Companies – 3.0%		
Brookfield Properties Corporation	553	9,644
Forest City Enterprises, Inc., Class A (B)	241	3,774
		13,418
Real Estate Services – 0.4%		
CB Richard Ellis Group, Inc. (A)(B)	86	1,723
Residential REITs – 20.2%		
Associated Estates Realty Corporation	296	4,840
AvalonBay Communities, Inc.	113	15,902
BRE Properties, Inc., Class A	67	3,387
Camden Property Trust	124	8,120
Colonial Properties Trust	126	2,747
Equity Lifestyle Properties, Inc.	43	2,999
Equity Residential (A)	359	22,505
Essex Property Trust, Inc.	44	6,723
Home Properties, Inc.	80	4,868
Mid-America Apartment Communities, Inc.	104	6,981
Post Properties	110	5,141
UDR, Inc.	246	6,576
		90,789
Retail REITs – 23.1%		
Acadia Realty Trust	283	6,386
Agree Realty Corporation	178	4,013
CBL & Associates Properties, Inc.	183	3,461
DDR Corp.	618	9,027
General Growth Properties, Inc.	224	3,811
Kimco Realty Corporation	356	6,855
Macerich Company (The)	184	10,644
Primaris Retail Real Estate Investment Trust (C)	130	2,814
Regency Centers Corporation	14	641
Retail Opportunity Investments Corp.	288	3,462

COMMON STOCKS (Continued)	Shares	Value
Retail REITs (Continued)		
RioCan Real Estate Investment Trust (C)	12	$ 331
Simon Property Group, Inc.	312	45,405
Tanger Factory Outlet Centers, Inc.	139	4,124
Weingarten Realty Investors	107	2,823
		103,797
Specialized REITs – 24.0%		
Chesapeake Lodging Trust	113	2,031
CubeSmart	477	5,679
HCP, Inc.	337	13,302
Health Care REIT, Inc.	308	16,950
Hersha Hospitality Trust	838	4,577
Host Hotels & Resorts, Inc.	643	10,551
LaSalle Hotel Properties	143	4,016
LTC Properties, Inc.	66	2,099
Pebblebrook Hotel Trust	75	1,698
Public Storage, Inc.	136	18,722
Sovran Self Storage, Inc.	76	3,787
Sunstone Hotel Investors, Inc. (B)	485	4,719
Ventas, Inc.	346	19,777
		107,908
Wireless Telecommunication Service – 2.0%		
American Tower Corporation, Class A (B)	63	3,995
Crown Castle International Corp. (B)	92	4,902
		8,897
TOTAL COMMON STOCKS – 97.4%		$437,382
(Cost: $306,490)		
PREFERRED STOCKS		
Diversified REITs – 0.4%		
CapLease, Inc., 8.125% Series A Cumulative	66	1,636
Office REITs – 0.7%		
Digital Realty Trust, Inc., 7.000%	125	3,303
Specialized REITs – 0.5%		
Pebblebrook Hotel Trust, Series B, 8.000%	98	2,446
TOTAL PREFERRED STOCKS – 1.6%		$ 7,385
(Cost: $6,952)		

SHORT-TERM SECURITIES	Principal	
Master Note – 0.9%		
Toyota Motor Credit Corporation, 0.131%, 4–2–12 (D)	$4,138	4,138
TOTAL SHORT-TERM SECURITIES – 0.9%		$ 4,138
(Cost: $4,138)		
TOTAL INVESTMENT SECURITIES – 99.9%		$448,905
(Cost: $317,580)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.1%		563
NET ASSETS – 100.0%		$449,468

Notes to Schedule of Investments

The following written options were outstanding at March 31, 2012 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Market Value
Alexandria Real Estate Equities, Inc.	N/A	Call	265	April 2012	$75.00	$ 54	$ (9)
CB Richard Ellis Group, Inc.	N/A	Call	863	June 2012	20.00	83	(117)
Equity Residential	N/A	Call	822	April 2012	60.00	174	(233)
						$311	$(359)

(A) All or a portion of the security position is held in collateralized accounts to cover potential obligations with respect to outstanding written options.

(B) No dividends were paid during the preceding 12 months.

(C) Listed on an exchange outside the United States.

(D) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2012. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2012. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$437,382	$ —	$ —
Preferred Stocks	5,749	1,636	—
Short-Term Securities	—	4,138	—
Total	$443,131	$5,774	$ —
Liabilities			
Written Options	$ 359	$ —	$ —

The following acronyms are used throughout this schedule:

OTC = Over the Counter
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

Ivy Science and Technology Fund



Below, Zachary H. Shafran, portfolio manager of Ivy Science and Technology Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2012. He has managed the Portfolio since February 2001 and has 23 years of industry experience.

Zachary H. Shafran

Fiscal Year Performance

For the 12 Months Ended March 31, 2012

Ivy Funds Science and Technology Fund (Class A shares at net asset value)	3.01%
Benchmark(s) and/or Lipper Category	
S&P North American Technology Sector Index (generally reflects the performance of U.S. science and technology stocks)	13.67%
Lipper Science & Technology Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	4.49%

Please note that Fund returns include applicable fees and expenses, while index returns do not include any such fees.

A volatile year

The fiscal year ending March 31, 2012 was a volatile one for global markets. Several weeks before the beginning of the Fund's fiscal year, a 9.0 magnitude earthquake and tsunami stuck the northeastern coast of Japan, resulting in catastrophic damage, loss of life and a nuclear emergency that sparked widespread fears of radioactive contamination. Despite the severity of the crisis in Japan, global stock markets were fairly quick to recover, but the impact on the global technology supply chain persisted for some time during the period. Sluggish and uneven economic recovery and political gridlock in the U.S., economic slowdown and severe sovereign debt problems in Europe, and fear that the European Union would disintegrate, also drove a tremendous amount of volatility throughout much of the period. The Fund was not immune to this volatility, particularly during the first half of the fiscal year period as the macro environment worsened. Actions late in 2011 by the European Central Bank amounted to aggressive monetary easing as it provided loans to several eurozone countries, including Spain and Italy. As 2011 wound to a close, asset classes became increasingly correlated — as high as they have been in decades, which contributed to the difficult market environment. U.S. equities staged an abrupt reversal during the first quarter of 2012, with many leading indicators reflecting continued economic growth. The Fund's fiscal year closed on a positive note, with the S&P 500 staging its best first-quarter performance since 1998.

Slowdown in information technology, stock-specific issues restrained performance

The Fund underperformed its benchmark during the period. The Fund's underperformance of the benchmark index was due primarily to its underweight stake in information technology firms, the Fund's top-performing sector due to superior stock selection and the only one with positive returns for the year. Despite positive performance from some holdings, the sector was generally hampered by decreased information technology spending.

The holding that detracted the most from performance during the period was First Solar, Inc., one of the world's leading manufacturers of photovoltaic solar modules and systems. Its success in recent years has been driven by its efforts to continuously drive down the cost of solar energy to levels that compete on a non-subsidized basis with the price of retail electricity in key markets throughout the world. Despite the effectiveness of its proprietary thin-film semiconductor technology (which is among the lowest-cost in the world), the alternative energy market and, in particular, the solar power market in the U.S. has slowed due to over capacity, declining prices and dwindling subsidies, which dampened First Solar's recent performance. Due to the current macro environment in the U.S., Japan, China and Germany, and the poor major markets for solar cells we eliminated this position during the period.

Another significant detractor, but one we remain bullish on, hailed from the health care sector. Vertex Pharmaceuticals Incorporated is a leading drug maker and research firm that discovers, develops and markets innovative therapies for serious diseases. In 2011, Vertex launched a successful new Hepatitis C drug, INCIVEK™; unfortunately, the firm encountered some very new and substantial competition issues that ultimately hampered its results during the launch. Despite its 2011 difficulties, we continue to like this company and believe it has strong future prospects, so we are maintaining our stake. In fact, Vertex remains one of the Fund's largest positions.

Strength among largest holdings proved beneficial

The Fund's greatest contributor during the period — and among its largest holdings — was Apple Inc., designer and creator of iPod and iTune, Mac laptop and desktop computers, the OS X operating system and the iPhone and iPad. The firm sold more than 4 million iPhone 4S devices in the first three days after it was introduced in October 2011, more than double the number sold during the introduction of the previous model in 2010. Analysts' estimates for the company's 2012 profits have risen 54 percent this year, pushing valuations to 11.3 times projected income. Other top technology names included Aspen Technology, Inc., a provider of smart manufacturing and supply chain management software and services for the process industries, and Internet search engine firm Google, Inc., whose success in 2011 was fueled by the en masse movement by businesses to mobile advertising and building mobile websites.

The Fund also benefited from selected health care and consumer staple holdings.

Another significant stake that worked in the Fund's favor was Samsung Electronics Co. Inc., which makes high definition TVs, phones, plasma display and digital music and video players. Its success in a highly competitive market has been the result of its effort to reinvent itself as one of the world's coolest brands by sinking billions into new manufacturing facilities, developing more diversified products and becoming vertically integrated — Samsung's chips and displays go into its own digital products. Another standout performer was Alliance Data Systems Corp., which is also the parent company of two other businesses that had success in 2011: Epsilon®, a leading provider of multi-channel, data-driven technologies and marketing services, and LoyaltyOne®, which owns and operates the AIRE MILES® Reward Program, Canada's premier coalition loyalty program. In October, Alliance announced it had signed a long-term agreement to provide private label credit card services for Christopher & Banks, Inc., a subsidiary of Christopher & Banks Corporation. The Minneapolis-based women's retail clothier has 776 specialty retail stores in 45 states. Despite the success in these names, their impact on performance was not significant enough to counter the underweighting in techno logy and poor stock selection discussed above.

We did not make any strategic shifts in asset allocations since our last report to you, although the Fund's health care exposure is slightly greater than it was at the start of the year, and the cash position is slightly higher. The Fund is currently positioned with less than quarter of its investments in international companies. However, roughly half of aggregate revenues come from emerging markets. The fastest-growing markets are outside of Europe and the U.S., and we continue to capitalize on those opportunities.

Looking ahead with caution, optimism

We are cautiously optimistic about the months ahead. The U.S. dollar strengthened in the final months of 2011, and the U.S economy began to show some momentum that continued into the new year, with positive indicators in consumer confidence, employment, housing and several other areas. Inflation in most emerging markets seems to have peaked, allowing governments to move to stimulate, rather than constrain, their economic growth. Despite a double-dip scare early in the year, recession did

not return to the U.S. in 2011 and we do not believe one will occur in the months ahead. The Federal Reserve has indicated it will hold interest rates at their current low level as long as it deems necessary in 2012, which means money will remain cheap. The cyclical housing and auto production sectors have yet to fully recover, providing further evidence that recession may not be an immediate threat. U.S. corporate balance sheets are healthy and many companies are sitting on a lot of cash, thanks to actions taken by companies to reduce costs and raise cash following the 2008 credit crisis. We anticipate that the U.S. economy will grow faster throughout 2012, provided we do not experience a major global crisis of some type, or unforeseen events like 2011's Arab Spring protests. Other challenges remain: slow job creation in the U.S. continues to be a rock in our nation's path to full economic recovery, and in the second half of 2012, investors likely will have to contend with what is shaping up to be an ugly battle for the White House and Congress. We are concerned about a lack of leadership in Washington across both parties. On a brighter note, however, we are cautiously optimistic that European policymakers will find a way to manage and contain the debt crisis, although we believe this problem will take some time to correct. We believe stabilization in Europe would bode very well for global economic recovery. All of these factors will contribute to the kind of volatility that characterized the Fund's most recent fiscal period, with even small movements snowballing rapidly. Against this anticipated backdrop, we intend to stick to our mandate, taking a broad view of science and technology while we seek to find companies providing increasing cost effectiveness and efficiency around the globe.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Investing in companies involved in one specified sector may be more risky and volatile than an investment with greater diversification. International investing involves additional risks including currency fluctuations, political or economic conditions affecting the foreign country and differences in accounting standards and foreign regulations. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Science and Technology Fund.

Ivy Science and Technology Fund

ALL DATA IS AS OF MARCH 31, 2012 (UNAUDITED)

Asset Allocation

Stocks	**94.1%**
Information Technology	63.8%
Health Care	12.1%
Industrials	6.3%
Consumer Staples	5.0%
Telecommunication Services	3.3%
Consumer Discretionary	3.0%
Financials	0.6%
Purchased Options	**0.1%**
Bonds	**0.4%**
Corporate Debt Securities	0.4%
Cash and Cash Equivalents	**5.4%**

Country Weightings

North America	**79.1%**
United States	79.1%
Pacific Basin	**10.2%**
South Korea	5.0%
China	4.4%
Other Pacific Basin	0.8%
South America	**2.4%**
Europe	**1.7%**
Other	**0.7%**
Bahamas/Caribbean	**0.4%**
Cash and Cash Equivalents	**5.5%**

Lipper Rankings

Category: Lipper Science & Technology Funds	Rank	Percentile
1 Year	86/152	57
3 Year	124/139	89
5 Year	19/131	15
10 Year	4/101	4

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
Apple Inc.	Information Technology	Computer Hardware
Alliance Data Systems Corporation	Information Technology	Data Processing & Outsourced Services
Aspen Technology, Inc.	Information Technology	Application Software
ACI Worldwide, Inc.	Information Technology	Application Software
Samsung Electronics Co., Ltd.	Information Technology	Semiconductors
Micron Technology, Inc.	Information Technology	Semiconductors
Cree, Inc.	Information Technology	Semiconductors
Google Inc., Class A	Information Technology	Internet Software & Services
ESCO Technologies Inc.	Industrials	Industrial Machinery
Vertex Pharmaceuticals Incorporated	Health Care	Biotechnology

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Science and Technology Fund



		$22,602
▬▬▬	Ivy Science and Technology Fund, Class A Shares(1)	$22,602
▪▪▪▪	S&P North American Technology Sector Index	$16,414
────	Lipper Science & Technology Funds Universe Average	$16,351

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A	Class B	Class C	Class E	Class I	Class R	Class Y
1-year period ended 3-31-12	-2.91%	-1.61%	2.25%	-2.93%	3.37%	2.76%	3.10%
5-year period ended 3-31-12	7.41%	7.49%	7.84%	—	—	8.49%	8.81%
10-year period ended 3-31-12	8.50%	8.00%	8.25%	—	—	—	9.34%
Since inception of Class(3) through 3-31-12	—	—	—	7.10%	9.33%	8.58%	—

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R and Class Y shares are not subject to sales charges.

(3)4-2-07 for Class E and Class I shares and 12-29-05 for Class R shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy Science and Technology Fund *(in thousands)* MARCH 31, 2012

COMMON STOCKS	Shares	Value
Agricultural Products – 5.0%		
Archer Daniels Midland Company	1,014	$ 32,113
Bunge Limited	439	30,011
Darling International Inc. (A)	542	9,436
		71,560
Application Software – 13.4%		
ACI Worldwide, Inc. (A)	1,779	71,629
Aspen Technology, Inc. (A)(B)	5,153	105,785
Informatica Corporation (A)	278	14,696
		192,110
Biotechnology – 3.8%		
Ironwood Pharmaceuticals, Inc., Class A (A)	740	9,849
Isis Pharmaceuticals, Inc. (A)	483	4,233
Vertex Pharmaceuticals Incorporated (A)	982	40,265
		54,347
Computer Hardware – 8.0%		
Apple Inc. (A)(C)	192	114,858
Construction & Engineering – 0.6%		
Abengoa, S.A. (D)	341	6,229
Aegion Corporation (A)	157	2,801
		9,030
Consumer Finance – 0.6%		
NetSpend Holdings, Inc. (A)	1,038	8,054
Data Processing & Outsourced Services – 13.1%		
Alliance Data Systems Corporation (A)	850	107,015
Euronet Worldwide, Inc. (A)	1,449	30,270
Vantiv, Inc., Class A (A)	539	10,583
Visa Inc., Class A	242	28,603
WNS (Holdings) Limited, ADR (A)	995	11,989
		188,460
Electronic Components – 0.4%		
Power-One, Inc. (A)	1,192	5,423
Electronic Equipment & Instruments – 1.3%		
Elster Group SE, ADR (A)	487	7,692
Ingenico S.A. (D)	239	11,572
		19,264
Health Care Equipment – 0.3%		
Boston Scientific Corporation (A)	768	4,592
Health Care Facilities – 2.4%		
Tenet Healthcare Corporation (A)	6,377	33,860
Health Care Services – 0.6%		
Fleury S.A. (D)	268	3,549
Fleury S.A. (D)(E)	422	5,574
		9,123
Health Care Technology – 1.8%		
Cerner Corporation (A)	340	25,879
Industrial Machinery – 4.9%		
ESCO Technologies Inc.	1,103	40,542
Pentair, Inc.	608	28,933
		69,475

COMMON STOCKS (Continued)	Shares	Value
Integrated Telecommunication Services – 1.6%		
CenturyLink, Inc.	219	$ 8,472
China Unicom Limited (D)	8,422	14,273
		22,745
Internet Retail – 3.0%		
Groupon, Inc. (A)	710	13,046
Netflix, Inc. (A)	265	30,520
		43,566
Internet Software & Services – 5.8%		
21Vianet Group, Inc., ADR (A)	585	6,635
Google Inc., Class A (A)	76	48,670
SINA Corporation (A)	427	27,762
		83,067
IT Consulting & Other Services – 3.5%		
Acxiom Corporation (A)	2,640	38,754
iGate Corporation (A)	668	11,189
		49,943
Managed Health Care – 3.2%		
Amil Participacoes S.A. (D)	1,446	14,994
UnitedHealth Group Incorporated	529	31,179
		46,173
Research & Consulting Services – 0.8%		
Qualicorp S.A. (A)(D)	207	1,774
Qualicorp S.A. (A)(D)(E)	1,171	10,059
		11,833
Semiconductor Equipment – 1.4%		
Nanometrics Incorporated (A)	336	6,225
Photronics, Inc. (A)	1,979	13,163
		19,388
Semiconductors – 14.8%		
Cree, Inc. (A)	1,636	51,734
Freescale Semiconductor, Inc. (A)	225	3,457
Micron Technology, Inc. (A)	8,005	64,844
Samsung Electronics Co., Ltd. (D)	62	69,880
Spansion Inc. (A)	601	7,323
Spreadtrum Communications, Inc., ADR	882	14,553
		211,791
Systems Software – 2.1%		
Allot Communications Ltd. (A)	414	9,619
Oracle Corporation	714	20,805
		30,424
Wireless Telecommunication Service – 1.7%		
Clearwire Corporation, Class A (A)	3,452	7,871
Sprint Nextel Corporation (A)	5,962	16,991
		24,862
TOTAL COMMON STOCKS – 94.1%		**$1,349,827**
(Cost: $1,023,597)		

PURCHASED OPTIONS	Number of Contracts (Unrounded)	Value
Apple Inc., Put $565.00, Expires 5–21–12	470	$ 760
TOTAL PURCHASED OPTIONS – 0.1%		**$ 760**
(Cost: $601)		

Ivy Science and Technology Fund (in thousands) MARCH 31, 2012

CORPORATE DEBT SECURITIES	Principal	Value
Semiconductors – 0.4%		
JinkoSolar Holding Co., Ltd., Convertible, 4.000%, 5–15–16 (E)	$ 9,230	$ 5,042
TOTAL CORPORATE DEBT SECURITIES – 0.4%		**$ 5,042**
(Cost: $9,036)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 5.6%		
Heinz (H.J.) Finance Co. (GTD by Heinz (H.J.) Co.):		
0.330%, 4–2–12 (F)	4,202	4,202
0.290%, 4–23–12 (F)	12,500	12,497
John Deere Canada ULC (GTD by Deere & Company):		
0.140%, 4–11–12 (F)	10,000	10,000
0.150%, 4–17–12 (F)	15,000	14,998
McCormick & Co. Inc., 0.150%, 4–16–12 (F)	4,927	4,927
Novartis Finance Corp., 0.130%, 4–4–12 (F)	9,580	9,580
Novartis Securities Investment Ltd., 0.110%, 4–12–12 (F)	3,800	3,800
Prudential Funding LLC, 0.160%, 4–9–12 (F)	12,000	12,000

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (Continued)		
Straight-A Funding, LLC (GTD by Federal Financing Bank), 0.130%, 4–9–12 (F)	$7,404	$ 7,404
		79,408
Master Note – 0.1%		
Toyota Motor Credit Corporation, 0.131%, 4–2–12 (G)	2,078	2,078
United States Government Agency Obligations – 0.1%		
Overseas Private Investment Corporation (GTD by United States Government), 0.120%, 4–4–12 (G)	1,750	1,750
TOTAL SHORT-TERM SECURITIES – 5.8%		**$ 83,236**
(Cost: $83,236)		
TOTAL INVESTMENT SECURITIES – 100.4%		**$1,438,865**
(Cost: $1,116,470)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.4%)		**(5,496)**
NET ASSETS – 100.0%		**$1,433,369**

Notes to Schedule of Investments

The following written options were outstanding at March 31, 2012 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Market Value
Apple Inc.	N/A	Call	470	May 2012	$655.00	$611	$(511)

(A)No dividends were paid during the preceding 12 months.

(B)Deemed to be an affiliate due to the Fund owning at least 5% of the voting securities.

(C)All or a portion of the security position is held in collateralized accounts to cover potential obligations with respect to outstanding written options.

(D)Listed on an exchange outside the United States.

(E)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2012, the total value of these securities amounted to $20,675 or 1.4% of net assets.

(F)Rate shown is the yield to maturity at March 31, 2012.

(G)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2012. Date shown represents the date that the variable rate resets.

SCHEDULE OF INVESTMENTS
Ivy Science and Technology Fund *(in thousands)*

MARCH 31, 2012

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2012. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 43,566	$ —	$—
Consumer Staples	71,560	—	—
Financials	8,054	—	—
Health Care	173,974	—	—
Industrials	90,338	—	—
Information Technology	914,728	—	—
Telecommunication Services	47,607	—	—
Total Common Stocks	$1,349,827	$ —	$—
Purchased Options	760	—	—
Corporate Debt Securities	—	5,042	—
Short-Term Securities	—	83,236	—
Total	$1,350,587	$88,278	$—
Liabilities			
Written Options	$ 511	$ —	$—

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
OTC = Over the Counter

Country Diversification			
(as a % of net assets)		China	4.4%
		Brazil	2.4%
United States	79.1%	Other Countries	3.6%
South Korea	5.0%	Other+	5.5%

+Includes options, cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Ivy Asset Strategy Fund	Ivy Asset Strategy New Opportunities Fund	Ivy Balanced Fund	Ivy Energy Fund	Ivy Global Natural Resources Fund	Ivy Real Estate Securities Fund	Ivy Science and Technology Fund
ASSETS							
Investments in unaffiliated securities at market value+	$22,557,861	$361,852	$460,479	$119,560	$ 4,088,045	$448,905	$1,333,079
Investments in affiliated securities at market value+	1,510,379	—	—	—	108,035	—	105,786
Bullion at market value+	2,660,275	19,263	—	—	—	—	—
Investments at Market Value	26,728,515	381,115	460,479	119,560	4,196,080	448,905	1,438,865
Cash	—	17	7	14	2,225	357	1
Cash denominated in foreign currencies at market value+	—	—	—	—	969	—	174
Restricted cash	3,057	4,213	—	—	—	—	—
Investment securities sold receivable	172,517	569	1,673	—	32,944	2,075	—
Dividends and interest receivable	70,289	311	1,168	52	6,700	1,206	495
Capital shares sold receivable	68,858	921	2,596	1,584	8,051	492	4,633
Receivable from affiliates	180	265	—	—	243	4	17
Unrealized appreciation on forward foreign currency contracts	20,147	—	—	—	1,086	—	—
Variation margin receivable	—	—	—	—	190	—	—
Prepaid and other assets	334	53	50	40	94	47	44
Total Assets	27,063,897	387,464	465,973	121,250	4,248,582	453,086	1,444,229
LIABILITIES							
Investment securities purchased payable	331,501	1,688	—	—	39,485	2,339	5,524
Capital shares redeemed payable	51,900	1,226	581	237	15,132	634	4,216
Trustees and Chief Compliance Officer fees payable	725	3	21	3	492	60	76
Overdraft due to custodian	8,440	—	—	—	—	—	—
Distribution and service fees payable	629	8	12	3	72	7	28
Shareholder servicing payable	6,100	151	89	45	1,670	167	380
Investment management fee payable	818	21	18	5	189	22	66
Accounting services fee payable	22	11	11	6	23	12	23
Unrealized depreciation on forward foreign currency contracts	9,112	—	—	—	4,314	—	—
Unrealized depreciation on swap agreements	382	—	—	—	—	—	—
Variation margin payable	—	—	—	—	1,150	—	—
Written options at market value+	24,133	186	—	—	—	359	511
Other liabilities	718	53	15	13	471	18	36
Total Liabilities	434,480	3,347	747	312	62,998	3,618	10,860
Total Net Assets	$26,629,417	$384,117	$465,226	$120,938	$ 4,185,584	$449,468	$1,433,369
NET ASSETS							
Capital paid in (shares authorized – unlimited)	$24,509,000	$435,459	$382,314	$107,067	$ 5,990,293	$381,333	$1,111,645
Undistributed (distributions in excess of) net investment income	291,240	(2,028)	(20)	(169)	(10,190)	499	(3,634)
Accumulated net realized gain (loss)	(5,448,207)	(66,179)	(261)	(19,457)	(1,620,994)	(63,640)	2,865
Net unrealized appreciation (depreciation)	7,277,384	16,865	83,193	33,497	(173,525)	131,276	322,493
Total Net Assets	$26,629,417	$384,117	$465,226	$120,938	$ 4,185,584	$449,468	$1,433,369
CAPITAL SHARES OUTSTANDING:							
Class A	315,195	19,877	10,215	6,666	99,643	12,917	16,366
Class B	28,337	668	1,177	352	7,069	347	1,075
Class C	341,099	6,993	6,425	1,674	39,371	566	7,161
Class E	1,966	10	7	10	391	62	195
Class I	318,678	7,468	1,949	383	62,456	163	5,181
Class R	4,034	54	N/A	N/A	3,771	63	1,255
Class Y	45,780	694	3,476	521	27,314	7,022	11,402
NET ASSET VALUE PER SHARE:							
Class A	$25.44	$10.77	$20.03	$12.68	$17.76	$21.27	$33.54
Class B	$24.55	$10.57	$19.93	$12.08	$15.76	$20.85	$29.69
Class C	$24.67	$10.59	$19.98	$12.19	$15.31	$21.00	$30.57
Class E	$25.49	$10.77	$20.02	$12.81	$17.96	$21.27	$33.48
Class I	$25.67	$10.80	$20.01	$12.90	$18.19	$21.37	$35.88
Class R	$25.29	$10.69	N/A	N/A	$17.58	$21.27	$33.32
Class Y	$25.49	$10.77	$20.03	$12.77	$18.02	$21.28	$35.03
+COST							
Investments in unaffiliated securities at cost	$17,192,229	$344,662	$377,286	$ 86,064	$ 3,868,289	$317,580	$1,063,837
Investments in affiliated securities at cost	621,789	—	—	—	482,590	—	52,633
Bullion at cost	1,688,538	19,797	—	—	—	—	—
Cash denominated in foreign currencies at cost	—	—	—	—	968	—	174
Written options premiums received at cost	65,219	211	—	—	—	311	611

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Asset Strategy Fund	Ivy Asset Strategy New Opportunities Fund	Ivy Balanced Fund	Ivy Energy Fund	Ivy Global Natural Resources Fund	Ivy Real Estate Securities Fund	Ivy Science and Technology Fund
INVESTMENT INCOME							
Dividends from unaffiliated securities	$ 364,287	$ 6,492	$ 4,485	$ 1,203	$ 73,876	$ 9,148	$ 4,471
Dividends from affiliated securities	90,831	—	—	—	673	—	—
Foreign dividend withholding tax	(14,427)	(400)	(14)	(25)	(5,440)	(82)	(126)
Interest and amortization from unaffiliated securities	24,921	59	2,755	6	2,350	15	657
Foreign interest withholding tax	(2)	(2)	—	—	(58)	—	—
Total Investment Income	465,610	6,149	7,226	1,184	71,401	9,081	5,002
EXPENSES							
Investment management fee	147,585	4,388	2,373	1,072	43,287	3,735	11,354
Distribution and service fees:							
Class A	20,985	594	366	216	5,554	621	1,271
Class B	6,677	70	159	48	1,446	73	292
Class C	84,555	843	902	211	7,846	112	2,092
Class E	114	—*	—*	—*	19	3	15
Class R	408	3	N/A	N/A	368	6	178
Class Y	2,873	30	149	17	1,523	355	962
Shareholder servicing:							
Class A	10,571	669	278	280	6,468	1,217	1,198
Class B	1,090	24	38	18	482	65	97
Class C	10,040	179	116	44	1,608	56	471
Class E	175	—*	—*	—*	69	13	49
Class I	11,941	160	44	11	2,378	6	279
Class R	198	2	N/A	N/A	176	3	86
Class Y	1,796	20	91	11	953	214	595
Registration fees	530	184	104	96	225	115	139
Custodian fees	3,701	223	18	12	1,508	28	131
Trustees and Chief Compliance Officer fees	738	13	9	4	126	9	35
Accounting services fee	271	140	112	67	271	136	271
Professional fees	299	28	15	16	104	26	30
Other	1,479	88	29	29	512	41	119
Total Expenses	306,026	7,658	4,803	2,152	74,923	6,834	19,664
Less:							
Expenses in excess of limit	(449)	(487)	—	—	(466)	(8)	(33)
Total Net Expenses	305,577	7,171	4,803	2,152	74,457	6,826	19,631
Net Investment Income (Loss)	160,033	(1,022)	2,423	(968)	(3,056)	2,255	(14,629)
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	(349,266)	(63,281)	81	(4,070)	377,295	11,940	62,412
Investments in affiliated securities	(8,193)	—	—	—	(2,914)	—	998
Futures contracts	(257,280)	—	—	—	(8,467)	—	—
Written options	338,617	1,864	—	—	—	106	2,924
Swap agreements	(5,672)	—	—	—	—	—	—
Forward foreign currency contracts	(121,252)	(2,663)	—	—	201	—	—
Foreign currency exchange transactions	80,475	(634)	—	—*	(4,348)	(6)	(314)
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	438,766	(21,795)	28,982	(19,797)	(1,811,691)	24,763	(39,259)
Investments in affiliated securities	(239,291)	—	—	—	(398,742)	—	6,569
Futures contracts	—	—	—	—	(769)	—	—
Written options	41,085	25	—	—	—	(49)	(444)
Swap agreements	(382)	—	—	—	—	—	—
Forward foreign currency contracts	31,971	—	—	—	4,107	—	—
Foreign currency exchange transactions	(1,036)	159	—	—*	(21)	—*	(3)
Net Realized and Unrealized Gain (Loss)	(51,458)	(86,325)	29,063	(23,867)	(1,845,349)	36,754	32,883
Net Increase (Decrease) in Net Assets Resulting from Operations	$ 108,575	$(87,347)	$31,486	$(24,835)	$(1,848,405)	$39,009	$ 18,254

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Asset Strategy Fund		Ivy Asset Strategy New Opportunities Fund[1]		Ivy Balanced Fund	
	Year ended 3-31-12	Year ended 3-31-11	Year ended 3-31-12	Year ended 3-31-11	Year ended 3-31-12	Year ended 3-31-11
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 160,033	$ 174,995	$ (1,022)	$ (1,874)	$ 2,423	$ 1,694
Net realized gain (loss) on investments	(322,571)	(839,111)	(64,714)	(1,410)	81	7,466
Net change in unrealized appreciation (depreciation)	271,113	3,655,438	(21,611)	38,476	28,982	20,611
Net Increase (Decrease) in Net Assets Resulting from Operations	**108,575**	**2,991,322**	**(87,347)**	**35,192**	**31,486**	**29,771**
Distributions to Shareholders From:						
Net investment income:						
Class A	(95,820)	(15,907)	—	—	(1,453)	(900)
Class B	(2,855)	—	—	—	(39)	(24)
Class C	(39,773)	—	—	—	(285)	(216)
Class E	(527)	(79)	—	—	(1)	(2)
Class I	(101,243)	(15,476)	(144)	—	(338)	(92)
Class R	(744)	(58)	—	—	N/A	N/A
Class Y	(12,815)	(2,211)	—	—	(601)	(437)
Net realized gains:						
Class A	—	—	—	—	(768)	—
Class B	—	—	—	—	(85)	—
Class C	—	—	—	—	(465)	—
Class E	—	—	—	—	—*	—
Class I	—	—	—	—	(137)	—
Class R	—	—	—	—	N/A	N/A
Class Y	—	—	—	—	(300)	—
Total Distributions to Shareholders	**(253,777)**	**(33,731)**	**(144)**	**—**	**(4,472)**	**(1,671)**
Capital Share Transactions	**(97,308)**	**1,810,655**	**11,694**	**424,722**	**178,044**	**60,588**
Net Increase (Decrease) in Net Assets	**(242,510)**	**4,768,246**	**(75,797)**	**459,914**	**205,058**	**88,688**
Net Assets, Beginning of Period	26,871,927	22,103,681	459,914	—	260,168	171,480
Net Assets, End of Period	**$26,629,417**	**$26,871,927**	**$384,117**	**$459,914**	**$465,226**	**$260,168**
Undistributed (distributions in excess of) net investment income	$ 291,240	$ 169,856	$ (2,028)	$ (2,297)	$ (20)	$ 107

*Not shown due to rounding.
(1)For the period from May 3, 2010 (commencement of operations) through March 31, 2012.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Energy Fund		Ivy Global Natural Resources Fund	
	Year ended 3-31-12	Year ended 3-31-11	Year ended 3-31-12	Year ended 3-31-11
INCREASE (DECREASE) IN NET ASSETS				
Operations:				
Net investment loss	$ (968)	$ (712)	$ (3,056)	$ (14,860)
Net realized gain (loss) on investments	(4,070)	910	361,767	494,170
Net change in unrealized appreciation (depreciation)	(19,797)	34,238	(2,207,116)	1,105,688
Net Increase (Decrease) in Net Assets Resulting from Operations	(24,835)	34,436	(1,848,405)	1,584,998
Distributions to Shareholders From:				
Net investment income:				
Class A	—	—	—	—
Class B	—	—	—	—
Class C	—	—	—	—
Class E	—	—	—	—
Class I	—	—	—	—
Class R	N/A	N/A	—	—
Class Y	—	—	—	—
Net realized gains:				
Class A	—	—	—	—
Class B	—	—	—	—
Class C	—	—	—	—
Class E	—	—	—	—
Class I	—	—	—	—
Class R	N/A	N/A	—	—
Class Y	—	—	—	—
Total Distributions to Shareholders	—	—	—	—
Capital Share Transactions	(4,809)	29,516	(985,211)	(372,568)
Net Increase (Decrease) in Net Assets	(29,644)	63,952	(2,833,616)	1,212,430
Net Assets, Beginning of Period	150,582	86,630	7,019,200	5,806,770
Net Assets, End of Period	$120,938	$150,582	$ 4,185,584	$7,019,200
Undistributed (distributions in excess of) net investment income	$ (169)	$ 29	$ (10,190)	$ (4,386)

See Accompanying Notes to Financial Statements.

STATEMENTS OF CHANGES IN NET ASSETS
Ivy Funds

(In thousands)	Ivy Real Estate Securities Fund		Ivy Science and Technology Fund	
	Year ended 3-31-12	Year ended 3-31-11	Year ended 3-31-12	Year ended 3-31-11
INCREASE (DECREASE) IN NET ASSETS				
Operations:				
Net investment income (loss)	$ 2,255	$ 974	$ (14,629)	$ (10,923)
Net realized gain on investments	12,040	34,502	66,020	43,930
Net change in unrealized appreciation (depreciation)	24,714	39,780	(33,137)	204,764
Net Increase in Net Assets Resulting from Operations	**39,009**	**75,256**	**18,254**	**237,771**
Distributions to Shareholders From:				
Net investment income:				
Class A	(773)	(2,098)	—	—
Class B	—	(9)	—	—
Class C	—	(52)	—	—
Class E	(4)	(10)	—	—
Class I	(30)	(69)	—	—
Class R	(4)	(7)	—	—
Class Y	(878)	(1,665)	—	—
Net realized gains:				
Class A	—	—	(33,000)	(5,937)
Class B	—	—	(2,136)	(305)
Class C	—	—	(14,582)	(2,328)
Class E	—	—	(385)	(64)
Class I	—	—	(10,609)	(2,015)
Class R	—	—	(2,402)	(318)
Class Y	—	—	(23,177)	(4,652)
Total Distributions to Shareholders	**(1,689)**	**(3,910)**	**(86,291)**	**(15,619)**
Capital Share Transactions	**(11,553)**	**43,596**	**4,633**	**134,061**
Net Increase (Decrease) in Net Assets	**25,767**	**114,942**	**(63,404)**	**356,213**
Net Assets, Beginning of Period	423,701	308,759	1,496,773	1,140,560
Net Assets, End of Period	**$449,468**	**$423,701**	**$1,433,369**	**$1,496,773**
Undistributed (distributions in excess of) net investment income	$ 499	$ (60)	$ (3,634)	$ (292)

See Accompanying Notes to Financial Statements.

IVY ASSET STRATEGY FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Distributions From Return of Capital	Total Distributions
Class A Shares								
Year ended 3-31-2012	$25.42	$ 0.20[3]	$ 0.10	$ 0.30	$(0.28)	$ —	$ —	$(0.28)
Year ended 3-31-2011	22.42	0.24[3]	2.81	3.05	(0.05)	—	—	(0.05)
Year ended 3-31-2010	18.69	0.16[3]	3.66	3.82	(0.09)	—	—	(0.09)
Year ended 3-31-2009	27.06	0.24[3]	(6.18)	(5.94)	(0.04)	(2.38)	(0.01)	(2.43)
Year ended 3-31-2008	20.65	0.21[3]	6.61	6.82	(0.21)	(0.20)	—	(0.41)
Class B Shares								
Year ended 3-31-2012	24.53	0.00[3]	0.12	0.12	(0.10)	—	—	(0.10)
Year ended 3-31-2011	21.77	0.04[3]	2.72	2.76	—	—	—	—
Year ended 3-31-2010	18.23	(0.01)[3]	3.55	3.54	—	—	—	—
Year ended 3-31-2009	26.57	0.05[3]	(6.05)	(6.00)	—	(2.33)	(0.01)	(2.34)
Year ended 3-31-2008	20.22	(0.02)[3]	6.50	6.48	—	(0.13)	—	(0.13)
Class C Shares								
Year ended 3-31-2012	24.66	0.01[3]	0.11	0.12	(0.11)	—	—	(0.11)
Year ended 3-31-2011	21.87	0.05[3]	2.74	2.79	—	—	—	—
Year ended 3-31-2010	18.30	0.01[3]	3.56	3.57	—	—	—	—
Year ended 3-31-2009	26.64	0.06[3]	(6.05)	(5.99)	—	(2.34)	(0.01)	(2.35)
Year ended 3-31-2008	20.27	(0.01)[3]	6.53	6.52	—	(0.15)	—	(0.15)
Class E Shares								
Year ended 3-31-2012	25.48	0.19[3]	0.10	0.29	(0.28)	—	—	(0.28)
Year ended 3-31-2011	22.47	0.22[3]	2.84	3.06	(0.05)	—	—	(0.05)
Year ended 3-31-2010	18.74	0.17[3]	3.66	3.83	(0.10)	—	—	(0.10)
Year ended 3-31-2009	27.05	0.24[3]	(6.19)	(5.95)	—	(2.35)	(0.01)	(2.36)
Year ended 3-31-2008[4]	20.69	0.05[3]	6.57	6.62	(0.11)	(0.15)	—	(0.26)
Class I Shares								
Year ended 3-31-2012	25.64	0.25[3]	0.11	0.36	(0.33)	—	—	(0.33)
Year ended 3-31-2011	22.58	0.26[3]	2.86	3.12	(0.06)	—	—	(0.06)
Year ended 3-31-2010	18.81	0.17[3]	3.73	3.90	(0.13)	—	—	(0.13)
Year ended 3-31-2009	27.17	0.31[3]	(6.23)	(5.92)	(0.05)	(2.38)	(0.01)	(2.44)
Year ended 3-31-2008[4]	20.71	0.34[3]	6.56	6.90	(0.24)	(0.20)	—	(0.44)
Class R Shares								
Year ended 3-31-2012	25.28	0.11[3]	0.11	0.22	(0.21)	—	—	(0.21)
Year ended 3-31-2011	22.35	0.13[3]	2.83	2.96	(0.03)	—	—	(0.03)
Year ended 3-31-2010	18.65	0.03[3]	3.72	3.75	(0.05)	—	—	(0.05)
Year ended 3-31-2009[7]	26.74	0.05	(5.73)	(5.68)	(0.02)	(2.38)	(0.01)	(2.41)
Class Y Shares								
Year ended 3-31-2012	25.46	0.20[3]	0.11	0.31	(0.28)	—	—	(0.28)
Year ended 3-31-2011	22.46	0.23[3]	2.82	3.05	(0.05)	—	—	(0.05)
Year ended 3-31-2010	18.72	0.21[3]	3.63	3.84	(0.10)	—	—	(0.10)
Year ended 3-31-2009	27.08	0.24[3]	(6.18)	(5.94)	(0.03)	(2.38)	(0.01)	(2.42)
Year ended 3-31-2008	20.67	0.18[3]	6.62	6.80	(0.19)	(0.20)	—	(0.39)

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(5) Annualized.

(6) For the fiscal year ended March 31, 2008.

(7) For the period from July 31, 2008 (commencement of operations of the class) through March 31, 2009.

(8) For the fiscal year ended March 31, 2009.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2012	$25.44	1.31%	$8,019	0.97%	0.81%	—%	—%	47%
Year ended 3-31-2011	25.42	13.60	9,083	0.99	1.00	—	—	94
Year ended 3-31-2010	22.42	20.46	8,765	1.05	0.79	—	—	96
Year ended 3-31-2009	18.69	-21.41	4,787	1.03	1.05	—	—	279
Year ended 3-31-2008	27.06	33.19	5,379	1.00	0.70	—	—	57
Class B Shares								
Year ended 3-31-2012	24.55	0.54	695	1.76	0.02	—	—	47
Year ended 3-31-2011	24.53	12.68	672	1.80	0.17	—	—	94
Year ended 3-31-2010	21.77	19.42	550	1.88	-0.03	—	—	96
Year ended 3-31-2009	18.23	-22.04	330	1.87	0.22	—	—	279
Year ended 3-31-2008	26.57	32.07	330	1.83	-0.09	—	—	57
Class C Shares								
Year ended 3-31-2012	24.67	0.56	8,416	1.71	0.06	—	—	47
Year ended 3-31-2011	24.66	12.76	8,851	1.74	0.24	—	—	94
Year ended 3-31-2010	21.87	19.51	7,733	1.80	0.05	—	—	96
Year ended 3-31-2009	18.30	-21.96	4,644	1.80	0.29	—	—	279
Year ended 3-31-2008	26.64	32.18	4,854	1.77	-0.07	—	—	57
Class E Shares								
Year ended 3-31-2012	25.49	1.26	50	1.00	0.77	1.23	0.55	47
Year ended 3-31-2011	25.48	13.63	44	1.00	0.95	1.39	0.56	94
Year ended 3-31-2010	22.47	20.45	32	1.00	0.84	1.56	0.28	96
Year ended 3-31-2009	18.74	-21.44	17	0.93	1.24	1.18	0.99	279
Year ended 3-31-2008[4]	27.05	32.15	11	1.63[5]	-0.05[5]	—	—	57[6]
Class I Shares								
Year ended 3-31-2012	25.67	1.57	8,180	0.75	1.03	—	—	47
Year ended 3-31-2011	25.64	13.84	6,986	0.77	1.14	—	—	94
Year ended 3-31-2010	22.58	20.74	3,973	0.81	0.92	—	—	96
Year ended 3-31-2009	18.81	-21.20	360	0.79	1.35	—	—	279
Year ended 3-31-2008[4]	27.17	33.45	104	0.82[5]	0.84[5]	—	—	57[6]
Class R Shares								
Year ended 3-31-2012	25.29	0.96	102	1.33	0.45	—	—	47
Year ended 3-31-2011	25.28	13.24	68	1.31	0.57	—	—	94
Year ended 3-31-2010	22.35	20.12	28	1.33	0.20	—	—	96
Year ended 3-31-2009[7]	18.65	-20.65	1	1.99[5]	1.36[5]	—	—	279[8]
Class Y Shares								
Year ended 3-31-2012	25.49	1.35	1,167	0.97	0.80	1.00	0.77	47
Year ended 3-31-2011	25.46	13.59	1,167	0.99	0.99	1.02	0.96	94
Year ended 3-31-2010	22.46	20.51	1,024	1.00	0.93	1.11	0.82	96
Year ended 3-31-2009	18.72	-21.39	1,453	1.03	1.05	1.09	0.99	279
Year ended 3-31-2008	27.08	33.07	1,573	1.07	0.57	—	—	57

See Accompanying Notes to Financial Statements.

Ivy Funds

IVY ASSET STRATEGY NEW OPPORTUNITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2012	$12.63	$(0.01)[3]	$(1.85)	$(1.86)	$ —	$—	$ —
Year ended 3-31-2011[4]	10.00	(0.10)[3]	2.73	2.63	—	—	—
Class B Shares							
Year ended 3-31-2012	12.52	(0.13)[3]	(1.82)	(1.95)	—	—	—
Year ended 3-31-2011[4]	10.00	(0.19)[3]	2.71	2.52	—	—	—
Class C Shares							
Year ended 3-31-2012	12.53	(0.11)[3]	(1.83)	(1.94)	—	—	—
Year ended 3-31-2011[4]	10.00	(0.20)[3]	2.73	2.53	—	—	—
Class E Shares[7]							
Year ended 3-31-2012	12.63	(0.01)[3]	(1.85)	(1.86)	—	—	—
Year ended 3-31-2011[4]	10.00	(0.07)[3]	2.70	2.63	—	—	—
Class I Shares							
Year ended 3-31-2012	12.65	0.02[3]	(1.85)	(1.83)	(0.02)	—	(0.02)
Year ended 3-31-2011[4]	10.00	(0.08)[3]	2.73	2.65	—	—	—
Class R Shares							
Year ended 3-31-2012	12.58	(0.06)[3]	(1.83)	(1.89)	—	—	—
Year ended 3-31-2011[4]	10.00	(0.12)[3]	2.70	2.58	—	—	—
Class Y Shares							
Year ended 3-31-2012	12.63	(0.01)[3]	(1.85)	(1.86)	—	—	—
Year ended 3-31-2011[4]	10.00	(0.10)[3]	2.73	2.63	—	—	—

* Not shown due to rounding.

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) For the period from May 3, 2010 (commencement of operations of the class) through March 31, 2011.

(5) Annualized.

(6) For the fiscal year ended March 31, 2011.

(7) Class is closed to investment.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2012	$10.77	-14.73%	$214	1.50%	-0.11%	1.68%	-0.29%	54%
Year ended 3-31-2011[4]	12.63	26.30	246	1.50[5]	-0.97[5]	1.71[5]	-1.18[5]	36[6]
Class B Shares								
Year ended 3-31-2012	10.57	-15.58	7	2.49	-1.16	—	—	54
Year ended 3-31-2011[4]	12.52	25.20	7	2.43[5]	-1.84[5]	2.48[5]	-1.89[5]	36[6]
Class C Shares								
Year ended 3-31-2012	10.59	-15.48	74	2.37	-0.98	—	—	54
Year ended 3-31-2011[4]	12.53	25.30	86	2.34[5]	-1.85[5]	2.39[5]	-1.90[5]	36[6]
Class E Shares[7]								
Year ended 3-31-2012	10.77	-14.73	—*	1.50	-0.11	—	—	54
Year ended 3-31-2011[4]	12.63	26.30	—*	1.50[5]	-0.72[5]	1.58[5]	-0.80[5]	36[6]
Class I Shares								
Year ended 3-31-2012	10.80	-14.48	81	1.25	0.17	1.31	0.11	54
Year ended 3-31-2011[4]	12.65	26.50	109	1.25[5]	-0.77[5]	1.40[5]	-0.92[5]	36[6]
Class R Shares								
Year ended 3-31-2012	10.69	-15.02	1	1.89	-0.59	—	—	54
Year ended 3-31-2011[4]	12.58	25.80	1	1.92[5]	-1.15[5]	1.97[5]	-1.20[5]	36[6]
Class Y Shares								
Year ended 3-31-2012	10.77	-14.73	7	1.50	-0.09	1.58	-0.16	54
Year ended 3-31-2011[4]	12.63	26.30	12	1.50[5]	-0.94[5]	1.67[5]	-1.11[5]	36[6]

See Accompanying Notes to Financial Statements.

IVY BALANCED FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2012	$19.08	$0.17[2]	$ 1.05	$ 1.22	$(0.18)	$(0.09)	$(0.27)
Year ended 3-31-2011	16.73	0.18[2]	2.34	2.52	(0.17)	—	(0.17)
Year ended 3-31-2010	13.01	0.21[2]	3.72	3.93	(0.21)	—	(0.21)
Year ended 3-31-2009	16.64	0.16	(3.63)	(3.47)	(0.16)	—	(0.16)
Year ended 3-31-2008	16.18	0.20	0.97	1.17	(0.20)	(0.51)	(0.71)
Class B Shares							
Year ended 3-31-2012	18.99	0.02[2]	1.05	1.07	(0.04)	(0.09)	(0.13)
Year ended 3-31-2011	16.67	0.04[2]	2.33	2.37	(0.05)	—	(0.05)
Year ended 3-31-2010	12.97	0.08[2]	3.71	3.79	(0.09)	—	(0.09)
Year ended 3-31-2009	16.60	0.04	(3.64)	(3.60)	(0.03)	—	(0.03)
Year ended 3-31-2008	16.14	0.04	0.97	1.01	(0.04)	(0.51)	(0.55)
Class C Shares							
Year ended 3-31-2012	19.03	0.04[2]	1.06	1.10	(0.06)	(0.09)	(0.15)
Year ended 3-31-2011	16.69	0.07[2]	2.34	2.41	(0.07)	—	(0.07)
Year ended 3-31-2010	12.98	0.12[2]	3.71	3.83	(0.12)	—	(0.12)
Year ended 3-31-2009	16.61	0.07[2]	(3.64)	(3.57)	(0.06)	—	(0.06)
Year ended 3-31-2008	16.15	0.07	0.97	1.04	(0.07)	(0.51)	(0.58)
Class E Shares[3]							
Year ended 3-31-2012	19.06	0.21[2]	1.04	1.25	(0.20)	(0.09)	(0.29)
Year ended 3-31-2011	16.74	0.22[2]	2.34	2.56	(0.24)	—	(0.24)
Year ended 3-31-2010	13.02	0.25[2]	3.72	3.97	(0.25)	—	(0.25)
Year ended 3-31-2009	16.65	0.21	(3.65)	(3.44)	(0.19)	—	(0.19)
Year ended 3-31-2008[4]	16.21	0.24	0.94	1.18	(0.23)	(0.51)	(0.74)
Class I Shares							
Year ended 3-31-2012	19.04	0.22[2]	1.06	1.28	(0.22)	(0.09)	(0.31)
Year ended 3-31-2011	16.74	0.21[2]	2.37	2.58	(0.28)	—	(0.28)
Year ended 3-31-2010	13.01	0.20[2]	3.80	4.00	(0.27)	—	(0.27)
Year ended 3-31-2009	16.65	0.09	(3.52)	(3.43)	(0.21)	—	(0.21)
Year ended 3-31-2008[4]	16.21	0.26	0.95	1.21	(0.26)	(0.51)	(0.77)
Class Y Shares							
Year ended 3-31-2012	19.08	0.18[2]	1.05	1.23	(0.19)	(0.09)	(0.28)
Year ended 3-31-2011	16.73	0.20[2]	2.34	2.54	(0.19)	—	(0.19)
Year ended 3-31-2010	13.01	0.24[2]	3.71	3.95	(0.23)	—	(0.23)
Year ended 3-31-2009	16.64	0.19	(3.65)	(3.46)	(0.17)	—	(0.17)
Year ended 3-31-2008	16.18	0.22	0.97	1.19	(0.22)	(0.51)	(0.73)

* Not shown due to rounding.

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Based on average weekly shares outstanding.

(3) Class is closed to investment.

(4) For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(5) Annualized.

(6) For the fiscal year ended March 31, 2008.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Portfolio Turnover Rate
Class A Shares						
Year ended 3-31-2012	$20.03	6.52%	$205	1.23%	0.90%	37%
Year ended 3-31-2011	19.08	15.18	114	1.30	1.03	43
Year ended 3-31-2010	16.73	30.35	81	1.37	1.38	57
Year ended 3-31-2009	13.01	-20.98	68	1.36	1.12	57
Year ended 3-31-2008	16.64	7.05	63	1.38	1.16	9
Class B Shares						
Year ended 3-31-2012	19.93	5.72	23	2.02	0.10	37
Year ended 3-31-2011	18.99	14.25	11	2.09	0.24	43
Year ended 3-31-2010	16.67	29.26	7	2.20	0.53	57
Year ended 3-31-2009	12.97	-21.73	4	2.28	0.22	57
Year ended 3-31-2008	16.60	6.08	3	2.30	0.24	9
Class C Shares						
Year ended 3-31-2012	19.98	5.84	128	1.92	0.21	37
Year ended 3-31-2011	19.03	14.50	69	1.89	0.43	43
Year ended 3-31-2010	16.69	29.59	42	1.99	0.78	57
Year ended 3-31-2009	12.98	-21.53	49	1.96	0.49	57
Year ended 3-31-2008	16.61	6.27	4	2.11	0.42	9
Class E Shares[3]						
Year ended 3-31-2012	20.02	6.71	—*	1.05	1.11	37
Year ended 3-31-2011	19.06	15.43	—*	1.10	1.24	43
Year ended 3-31-2010	16.74	30.66	—*	1.12	1.62	57
Year ended 3-31-2009	13.02	-20.77	—*	1.12	1.38	57
Year ended 3-31-2008[4]	16.65	7.11	—*	1.15[5]	1.39[5]	9[6]
Class I Shares						
Year ended 3-31-2012	20.01	6.88	39	0.94	1.17	37
Year ended 3-31-2011	19.04	15.58	18	0.97	1.20	43
Year ended 3-31-2010	16.74	30.93	2	1.00	1.67	57
Year ended 3-31-2009	13.01	-20.72	—*	0.99	1.34	57
Year ended 3-31-2008[4]	16.65	7.25	—*	1.04[5]	1.51[5]	9[6]
Class Y Shares						
Year ended 3-31-2012	20.03	6.57	70	1.19	0.96	37
Year ended 3-31-2011	19.08	15.29	48	1.22	1.10	43
Year ended 3-31-2010	16.73	30.51	40	1.24	1.52	57
Year ended 3-31-2009	13.01	-20.89	38	1.24	1.26	57
Year ended 3-31-2008	16.64	7.16	27	1.28	1.27	9

See Accompanying Notes to Financial Statements.

Ivy Funds

IVY ENERGY FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2012	$15.11	$(0.09)[3]	$(2.34)	$(2.43)	$—	$ —	$ —
Year ended 3-31-2011	11.11	(0.07)[3]	4.07	4.00	—	—	—
Year ended 3-31-2010	7.27	(0.04)[3]	3.88	3.84	—	—	—
Year ended 3-31-2009	13.67	(0.05)[3]	(6.35)	(6.40)	—	—	—
Year ended 3-31-2008	10.35	(0.07)[3]	3.41	3.34	—	(0.02)	(0.02)
Class B Shares							
Year ended 3-31-2012	14.52	(0.18)[3]	(2.26)	(2.44)	—	—	—
Year ended 3-31-2011	10.77	(0.17)[3]	3.92	3.75	—	—	—
Year ended 3-31-2010	7.12	(0.14)[3]	3.79	3.65	—	—	—
Year ended 3-31-2009	13.52	(0.16)[3]	(6.24)	(6.40)	—	—	—
Year ended 3-31-2008	10.29	(0.16)[3]	3.39	3.23	—	—	—
Class C Shares							
Year ended 3-31-2012	14.62	(0.16)[3]	(2.27)	(2.43)	—	—	—
Year ended 3-31-2011	10.82	(0.15)[3]	3.95	3.80	—	—	—
Year ended 3-31-2010	7.14	(0.12)[3]	3.80	3.68	—	—	—
Year ended 3-31-2009	13.55	(0.12)[3]	(6.29)	(6.41)	—	—	—
Year ended 3-31-2008	10.30	(0.14)[3]	3.39	3.25	—	—	—
Class E Shares[4]							
Year ended 3-31-2012	15.22	(0.05)[3]	(2.36)	(2.41)	—	—	—
Year ended 3-31-2011	11.16	(0.04)[3]	4.10	4.06	—	—	—
Year ended 3-31-2010	7.29	(0.02)[3]	3.89	3.87	—	—	—
Year ended 3-31-2009	13.69	(0.04)[3]	(6.36)	(6.40)	—	—	—
Year ended 3-31-2008[5]	10.48	0.08[3]	3.19	3.27	—	(0.06)	(0.06)
Class I Shares							
Year ended 3-31-2012	15.31	(0.03)[3]	(2.38)	(2.41)	—	—	—
Year ended 3-31-2011	11.21	(0.03)[3]	4.13	4.10	—	—	—
Year ended 3-31-2010	7.32	(0.01)[3]	3.90	3.89	—	—	—
Year ended 3-31-2009	13.72	(0.03)[3]	(6.37)	(6.40)	—	—	—
Year ended 3-31-2008[5]	10.51	0.10[3]	3.19	3.29	—	(0.08)	(0.08)
Class Y Shares							
Year ended 3-31-2012	15.20	(0.07)[3]	(2.36)	(2.43)	—	—	—
Year ended 3-31-2011	11.16	(0.06)[3]	4.10	4.04	—	—	—
Year ended 3-31-2010	7.30	(0.04)[3]	3.90	3.86	—	—	—
Year ended 3-31-2009	13.73	(0.07)[3]	(6.36)	(6.43)	—	—	—
Year ended 3-31-2008	10.38	(0.07)[3]	3.46	3.39	—	(0.04)	(0.04)

* Not shown due to rounding.

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) Class is closed to investment.

(5) For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(6) Annualized.

(7) For the fiscal year ended March 31, 2008.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2012	$12.68	-16.08%	$ 85	1.60%	-0.66%	—%	—%	20%
Year ended 3-31-2011	15.11	36.00	101	1.60	-0.59	1.66	-0.65	22
Year ended 3-31-2010	11.11	52.82	63	1.60	-0.42	1.79	-0.61	15
Year ended 3-31-2009	7.27	-46.82	30	1.60	-0.47	1.91	-0.78	48
Year ended 3-31-2008	13.67	32.27	27	1.66	-0.53	2.01	-0.88	35
Class B Shares								
Year ended 3-31-2012	12.08	-16.74	4	2.41	-1.47	—	—	20
Year ended 3-31-2011	14.52	34.82	5	2.50	-1.49	—	—	22
Year ended 3-31-2010	10.77	51.26	3	2.60	-1.40	2.68	-1.48	15
Year ended 3-31-2009	7.12	-47.34	2	2.60	-1.48	2.78	-1.66	48
Year ended 3-31-2008	13.52	31.39	2	2.44	-1.26	2.79	-1.61	35
Class C Shares								
Year ended 3-31-2012	12.19	-16.62	20	2.23	-1.30	—	—	20
Year ended 3-31-2011	14.62	35.12	25	2.29	-1.29	—	—	22
Year ended 3-31-2010	10.82	51.54	13	2.38	-1.19	—	—	15
Year ended 3-31-2009	7.14	-47.31	9	2.50	-1.30	2.50	-1.30	48
Year ended 3-31-2008	13.55	31.55	3	2.28	-1.09	2.63	-1.44	35
Class E Shares[4]								
Year ended 3-31-2012	12.81	-15.83	—*	1.30	-0.36	—	—	20
Year ended 3-31-2011	15.22	36.38	—*	1.34	-0.33	—	—	22
Year ended 3-31-2010	11.16	53.09	—*	1.39	-0.19	—	—	15
Year ended 3-31-2009	7.29	-46.75	—*	1.46	-0.38	1.46	-0.38	48
Year ended 3-31-2008[5]	13.69	31.15	—*	1.31[6]	-0.06[6]	1.66[6]	-0.41[6]	35[7]
Class I Shares								
Year ended 3-31-2012	12.90	-15.74	5	1.19	-0.26	—	—	20
Year ended 3-31-2011	15.31	36.57	10	1.22	-0.23	—	—	22
Year ended 3-31-2010	11.21	53.14	2	1.24	-0.13	—	—	15
Year ended 3-31-2009	7.32	-46.65	—*	1.39	-0.27	1.39	-0.27	48
Year ended 3-31-2008[5]	13.72	31.26	—*	1.19[6]	0.05[6]	1.54[6]	-0.30[6]	35[7]
Class Y Shares								
Year ended 3-31-2012	12.77	-15.99	7	1.45	-0.52	—	—	20
Year ended 3-31-2011	15.20	36.20	9	1.49	-0.48	—	—	22
Year ended 3-31-2010	11.16	52.88	5	1.52	-0.36	—	—	15
Year ended 3-31-2009	7.30	-46.83	2	1.60	-0.59	1.65	-0.64	48
Year ended 3-31-2008	13.73	32.67	5	1.55	-0.51	1.90	-0.86	35

See Accompanying Notes to Financial Statements.

Ivy Funds

IVY GLOBAL NATURAL RESOURCES FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2012	$24.20	$(0.01)[3]	$ (6.43)	$ (6.44)	$ —	$ —	$ —
Year ended 3-31-2011	18.60	(0.04)[3]	5.64	5.60	—	—	—
Year ended 3-31-2010	11.08	(0.10)[3]	7.62	7.52	—	—	—
Year ended 3-31-2009	36.53	0.02	(21.13)	(21.11)	(0.03)	(4.31)	(4.34)
Year ended 3-31-2008	31.67	0.05[3]	8.54	8.59	(0.52)	(3.21)	(3.73)
Class B Shares							
Year ended 3-31-2012	21.65	(0.15)[3]	(5.74)	(5.89)	—	—	—
Year ended 3-31-2011	16.77	(0.18)[3]	5.06	4.88	—	—	—
Year ended 3-31-2010	10.08	(0.21)[3]	6.90	6.69	—	—	—
Year ended 3-31-2009	34.27	(0.10)	(19.82)	(19.92)	—	(4.27)	(4.27)
Year ended 3-31-2008	29.78	(0.23)[3]	8.00	7.77	(0.07)	(3.21)	(3.28)
Class C Shares							
Year ended 3-31-2012	21.00	(0.12)[3]	(5.57)	(5.69)	—	—	—
Year ended 3-31-2011	16.25	(0.15)[3]	4.90	4.75	—	—	—
Year ended 3-31-2010	9.75	(0.18)[3]	6.68	6.50	—	—	—
Year ended 3-31-2009	33.47	(0.13)	(19.32)	(19.45)	—	(4.27)	(4.27)
Year ended 3-31-2008	29.19	(0.20)[3]	7.86	7.66	(0.17)	(3.21)	(3.38)
Class E Shares							
Year ended 3-31-2012	24.45	0.01[3]	(6.50)	(6.49)	—	—	—
Year ended 3-31-2011	18.76	(0.02)[3]	5.71	5.69	—	—	—
Year ended 3-31-2010	11.16	(0.07)[3]	7.67	7.60	—	—	—
Year ended 3-31-2009	36.41	(0.06)[3]	(20.98)	(21.04)	—	(4.21)	(4.21)
Year ended 3-31-2008[4]	32.00	0.03	7.94	7.97	(0.35)	(3.21)	(3.56)
Class I Shares							
Year ended 3-31-2012	24.69	0.06[3]	(6.56)	(6.50)	—	—	—
Year ended 3-31-2011	18.90	0.02[3]	5.77	5.79	—	—	—
Year ended 3-31-2010	11.22	(0.04)[3]	7.72	7.68	—	—	—
Year ended 3-31-2009	36.74	0.03[3]	(21.19)	(21.16)	(0.04)	(4.32)	(4.36)
Year ended 3-31-2008[4]	32.16	0.05[3]	8.51	8.56	(0.77)	(3.21)	(3.98)
Class R Shares							
Year ended 3-31-2012	24.00	(0.05)[3]	(6.37)	(6.42)	—	—	—
Year ended 3-31-2011	18.47	(0.08)[3]	5.61	5.53	—	—	—
Year ended 3-31-2010	11.02	(0.12)[3]	7.57	7.45	—	—	—
Year ended 3-31-2009	36.30	(0.05)[3]	(20.94)	(20.99)	—	(4.29)	(4.29)
Year ended 3-31-2008	31.62	0.24	8.23	8.47	(0.58)	(3.21)	(3.79)
Class Y Shares							
Year ended 3-31-2012	24.50	0.03[3]	(6.51)	(6.48)	—	—	—
Year ended 3-31-2011	18.79	(0.01)[3]	5.72	5.71	—	—	—
Year ended 3-31-2010	11.17	(0.06)[3]	7.68	7.62	—	—	—
Year ended 3-31-2009	36.62	0.10	(21.21)	(21.11)	(0.02)	(4.32)	(4.34)
Year ended 3-31-2008	31.84	0.17	8.50	8.67	(0.68)	(3.21)	(3.89)

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(5) Annualized.

(6) For the fiscal year ended March 31, 2008.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2012	$17.76	-26.61%	$1,770	1.41%	-0.07%	—%	—%	84%
Year ended 3-31-2011	24.20	30.11	3,095	1.39	-0.22	—	—	105
Year ended 3-31-2010	18.60	67.87	2,822	1.45	-0.58	—	—	112
Year ended 3-31-2009	11.08	-56.82	1,640	1.40	-0.03	—	—	191
Year ended 3-31-2008	36.53	26.65	5,168	1.27	0.14	—	—	142
Class B Shares								
Year ended 3-31-2012	15.76	-27.21	112	2.20	-0.86	—	—	84
Year ended 3-31-2011	21.65	29.10	198	2.21	-1.05	—	—	105
Year ended 3-31-2010	16.77	66.37	186	2.28	-1.39	—	—	112
Year ended 3-31-2009	10.08	-57.15	117	2.19	-0.83	—	—	191
Year ended 3-31-2008	34.27	25.64	345	2.07	-0.64	—	—	142
Class C Shares								
Year ended 3-31-2012	15.31	-27.10	603	2.07	-0.73	—	—	84
Year ended 3-31-2011	21.00	29.23	1,072	2.07	-0.91	—	—	105
Year ended 3-31-2010	16.25	66.67	997	2.13	-1.26	—	—	112
Year ended 3-31-2009	9.75	-57.10	539	2.10	-0.74	—	—	191
Year ended 3-31-2008	33.47	25.72	1,749	1.99	-0.58	—	—	142
Class E Shares								
Year ended 3-31-2012	17.96	-26.54	7	1.27	0.06	2.03	-0.69	84
Year ended 3-31-2011	24.45	30.33	9	1.27	-0.12	2.18	-1.03	105
Year ended 3-31-2010	18.76	68.10	6	1.27	-0.40	2.55	-1.68	112
Year ended 3-31-2009	11.16	-56.83	2	1.66	-0.29	2.68	-1.31	191
Year ended 3-31-2008[4]	36.41	24.42	3	2.29[5]	-1.02[5]	—	—	142[6]
Class I Shares								
Year ended 3-31-2012	18.19	-26.33	1,137	1.02	0.32	—	—	84
Year ended 3-31-2011	24.69	30.64	1,756	1.02	0.12	—	—	105
Year ended 3-31-2010	18.90	68.45	1,074	1.04	-0.21	—	—	112
Year ended 3-31-2009	11.22	-56.60	232	1.05	0.22	—	—	191
Year ended 3-31-2008[4]	36.74	26.14	71	1.00[5]	0.30[5]	—	—	142[6]
Class R Shares								
Year ended 3-31-2012	17.58	-26.75	66	1.60	-0.26	—	—	84
Year ended 3-31-2011	24.00	29.94	90	1.56	-0.41	—	—	105
Year ended 3-31-2010	18.47	67.60	56	1.57	-0.71	—	—	112
Year ended 3-31-2009	11.02	-56.86	22	1.57	-0.22	—	—	191
Year ended 3-31-2008	36.30	26.31	25	1.55	-0.22	—	—	142
Class Y Shares								
Year ended 3-31-2012	18.02	-26.45	491	1.20	0.14	1.27	0.07	84
Year ended 3-31-2011	24.50	30.39	799	1.20	-0.04	1.27	-0.11	105
Year ended 3-31-2010	18.79	68.22	667	1.20	-0.36	1.29	-0.45	112
Year ended 3-31-2009	11.17	-56.67	278	1.20	0.16	1.28	0.08	191
Year ended 3-31-2008	36.62	26.74	813	1.20	0.16	1.26	0.11	142

See Accompanying Notes to Financial Statements.

IVY REAL ESTATE SECURITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2012	$19.42	$ 0.09[3]	$ 1.82	$ 1.91	$(0.06)	$ —	$(0.06)
Year ended 3-31-2011	15.95	0.03[3]	3.62	3.65	(0.18)	—	(0.18)
Year ended 3-31-2010	8.31	0.19[3]	7.64	7.83	(0.19)	—*	(0.19)
Year ended 3-31-2009	19.34	0.23	(11.00)	(10.77)	(0.26)	—*	(0.26)
Year ended 3-31-2008	26.14	0.19	(4.87)	(4.68)	(0.15)	(1.97)	(2.12)
Class B Shares							
Year ended 3-31-2012	19.20	(0.12)[3]	1.77	1.65	—	—	—
Year ended 3-31-2011	15.82	(0.17)[3]	3.57	3.40	(0.02)	—	(0.02)
Year ended 3-31-2010	8.24	0.03[3]	7.56	7.59	(0.01)	—	(0.01)
Year ended 3-31-2009	19.15	0.00	(10.85)	(10.85)	(0.06)	—*	(0.06)
Year ended 3-31-2008	25.91	(0.08)	(4.79)	(4.87)	(0.01)	(1.88)	(1.89)
Class C Shares							
Year ended 3-31-2012	19.27	(0.05)[3]	1.78	1.73	—	—	—
Year ended 3-31-2011	15.86	(0.10)[3]	3.59	3.49	(0.08)	—	(0.08)
Year ended 3-31-2010	8.26	0.09[3]	7.60	7.69	(0.09)	—	(0.09)
Year ended 3-31-2009	19.22	0.09	(10.92)	(10.83)	(0.12)	(0.01)	(0.13)
Year ended 3-31-2008	26.01	0.00	(4.85)	(4.85)	(0.02)	(1.92)	(1.94)
Class E Shares							
Year ended 3-31-2012	19.43	0.10[3]	1.81	1.91	(0.07)	—	(0.07)
Year ended 3-31-2011	15.96	0.03[3]	3.63	3.66	(0.19)	—	(0.19)
Year ended 3-31-2010	8.32	0.19[3]	7.70	7.89	(0.25)	—	(0.25)
Year ended 3-31-2009	19.36	0.18	(11.00)	(10.82)	(0.22)	—*	(0.22)
Year ended 3-31-2008[4]	26.37	(0.32)[3]	(4.78)	(5.10)	(0.03)	(1.88)	(1.91)
Class I Shares							
Year ended 3-31-2012	19.52	0.22[3]	1.80	2.02	(0.17)	—	(0.17)
Year ended 3-31-2011	16.00	0.17[3]	3.61	3.78	(0.26)	—	(0.26)
Year ended 3-31-2010	8.34	0.06[3]	7.90	7.96	(0.30)	—	(0.30)
Year ended 3-31-2009	19.43	0.32	(11.03)	(10.71)	(0.37)	(0.01)	(0.38)
Year ended 3-31-2008[4]	26.38	0.18[3]	(4.92)	(4.74)	(0.24)	(1.97)	(2.21)
Class R Shares							
Year ended 3-31-2012	19.43	0.09[3]	1.81	1.90	(0.06)	—	(0.06)
Year ended 3-31-2011	15.95	(0.01)[3]	3.68	3.67	(0.19)	—	(0.19)
Year ended 3-31-2010	8.31	0.15[3]	7.73	7.88	(0.24)	—	(0.24)
Year ended 3-31-2009	19.35	0.12[3]	(10.86)	(10.74)	(0.29)	(0.01)	(0.30)
Year ended 3-31-2008	26.14	0.12	(4.81)	(4.69)	(0.13)	(1.97)	(2.10)
Class Y Shares							
Year ended 3-31-2012	19.44	0.16[3]	1.81	1.97	(0.13)	—	(0.13)
Year ended 3-31-2011	15.95	0.10[3]	3.62	3.72	(0.23)	—	(0.23)
Year ended 3-31-2010	8.31	0.26[3]	7.66	7.92	(0.28)	—	(0.28)
Year ended 3-31-2009	19.35	0.26	(10.95)	(10.69)	(0.34)	(0.01)	(0.35)
Year ended 3-31-2008	26.15	0.36	(4.99)	(4.63)	(0.20)	(1.97)	(2.17)

* Not shown due to rounding.

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(5) Annualized.

(6) For the fiscal year ended March 31, 2008.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2012	$21.27	9.88%	$276	1.73%	0.45%	—%	—%	55%
Year ended 3-31-2011	19.42	23.00	247	1.79	0.16	—	—	65
Year ended 3-31-2010	15.95	94.78	178	2.09	1.51	—	—	72
Year ended 3-31-2009	8.31	-56.07	100	1.93	1.41	—	—	42
Year ended 3-31-2008	19.34	-18.13	253	1.67	0.70	—	—	27
Class B Shares								
Year ended 3-31-2012	20.85	8.65	7	2.89	-0.62	—	—	55
Year ended 3-31-2011	19.20	21.51	8	3.01	-0.99	—	—	65
Year ended 3-31-2010	15.82	92.14	7	3.53	0.20	—	—	72
Year ended 3-31-2009	8.24	-56.69	4	3.18	0.29	—	—	42
Year ended 3-31-2008	19.15	-18.98	13	2.71	-0.24	—	—	27
Class C Shares								
Year ended 3-31-2012	21.00	9.03	12	2.49	-0.28	—	—	55
Year ended 3-31-2011	19.27	22.07	12	2.56	-0.52	—	—	65
Year ended 3-31-2010	15.86	93.33	9	2.88	0.72	—	—	72
Year ended 3-31-2009	8.26	-56.47	5	2.79	0.57	—	—	42
Year ended 3-31-2008	19.22	-18.84	13	2.50	0.03	—	—	27
Class E Shares								
Year ended 3-31-2012	21.27	9.90	1	1.67	0.50	2.36	-0.19	55
Year ended 3-31-2011	19.43	23.12	1	1.67	0.16	2.52	-0.69	65
Year ended 3-31-2010	15.96	95.63	1	1.67	1.57	3.45	-0.21	72
Year ended 3-31-2009	8.32	-56.07	—*	2.12	1.01	3.33	-0.20	42
Year ended 3-31-2008[4]	19.36	-19.55	—*	2.77[5]	-1.47[5]	—	—	27[6]
Class I Shares								
Year ended 3-31-2012	21.37	10.46	3	1.15	1.15	—	—	55
Year ended 3-31-2011	19.52	23.84	5	1.16	0.97	—	—	65
Year ended 3-31-2010	16.00	96.35	4	1.27	0.34	—	—	72
Year ended 3-31-2009	8.34	-55.70	1	1.16	2.13	—	—	42
Year ended 3-31-2008[4]	19.43	-18.17	1	1.17[5]	0.75[5]	—	—	27[6]
Class R Shares								
Year ended 3-31-2012	21.27	9.84	1	1.73	0.49	—	—	55
Year ended 3-31-2011	19.43	23.17	1	1.70	-0.05	—	—	65
Year ended 3-31-2010	15.95	95.59	—*	1.73	1.27	—	—	72
Year ended 3-31-2009	8.31	-55.94	—*	1.70	1.04	—	—	42
Year ended 3-31-2008	19.35	-18.12	—*	1.68	0.26	—	—	27
Class Y Shares								
Year ended 3-31-2012	21.28	10.24	149	1.39	0.82	—	—	55
Year ended 3-31-2011	19.44	23.51	150	1.39	0.57	—	—	65
Year ended 3-31-2010	15.95	96.18	109	1.41	2.09	—	—	72
Year ended 3-31-2009	8.31	-55.78	54	1.39	1.77	—	—	42
Year ended 3-31-2008	19.35	-17.89	120	1.38	1.19	—	—	27

See Accompanying Notes to Financial Statements.

IVY SCIENCE AND TECHNOLOGY FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Distributions From Return of Capital	Total Distributions
Class A Shares								
Year ended 3-31-2012	$35.09	$(0.32)[3]	$ 0.93	$ 0.61	$—	$(2.16)	$ —	$(2.16)
Year ended 3-31-2011	29.35	(0.25)[3]	6.39	6.14	—	(0.40)	—	(0.40)
Year ended 3-31-2010	21.07	(0.07)[3]	8.52	8.45	—	(0.17)	—	(0.17)
Year ended 3-31-2009	27.87	(0.10)	(5.54)	(5.64)	—	(1.15)	(0.01)	(1.16)
Year ended 3-31-2008	28.70	(0.17)	2.78	2.61	—	(3.44)	—	(3.44)
Class B Shares								
Year ended 3-31-2012	31.58	(0.53)[3]	0.77	0.24	—	(2.13)	—	(2.13)
Year ended 3-31-2011	26.62	(0.47)[3]	5.75	5.28	—	(0.32)	—	(0.32)
Year ended 3-31-2010	19.19	(0.31)[3]	7.74	7.43	—	—	—	—
Year ended 3-31-2009	25.68	(0.29)	(5.13)	(5.42)	—	(1.07)	—*	(1.07)
Year ended 3-31-2008	26.66	(0.28)	2.42	2.14	—	(3.12)	—	(3.12)
Class C Shares								
Year ended 3-31-2012	32.41	(0.51)[3]	0.80	0.29	—	(2.13)	—	(2.13)
Year ended 3-31-2011	27.29	(0.44)[3]	5.91	5.47	—	(0.35)	—	(0.35)
Year ended 3-31-2010	19.65	(0.26)[3]	7.93	7.67	—	(0.03)	—	(0.03)
Year ended 3-31-2009	26.21	(0.19)	(5.28)	(5.47)	—	(1.08)	(0.01)	(1.09)
Year ended 3-31-2008	27.14	(0.26)	2.50	2.24	—	(3.17)	—	(3.17)
Class E Shares								
Year ended 3-31-2012	35.04	(0.33)[3]	0.92	0.59	—	(2.15)	—	(2.15)
Year ended 3-31-2011	29.33	(0.26)[3]	6.38	6.12	—	(0.41)	—	(0.41)
Year ended 3-31-2010	21.05	(0.06)[3]	8.52	8.46	—	(0.18)	—	(0.18)
Year ended 3-31-2009	27.76	(0.10)[3]	(5.56)	(5.66)	—	(1.04)	(0.01)	(1.05)
Year ended 3-31-2008[4]	28.79	(0.44)[3]	2.69	2.25	—	(3.28)	—	(3.28)
Class I Shares								
Year ended 3-31-2012	37.36	(0.23)[3]	1.01	0.78	—	(2.26)	—	(2.26)
Year ended 3-31-2011	31.16	(0.16)[3]	6.80	6.64	—	(0.44)	—	(0.44)
Year ended 3-31-2010	22.33	0.01[3]	9.05	9.06	—	(0.23)	—	(0.23)
Year ended 3-31-2009	29.35	0.08[3]	(5.92)	(5.84)	—	(1.17)	(0.01)	(1.18)
Year ended 3-31-2008[4]	29.71	0.02[3]	3.16	3.18	—	(3.54)	—	(3.54)
Class R Shares								
Year ended 3-31-2012	34.93	(0.40)[3]	0.92	0.52	—	(2.13)	—	(2.13)
Year ended 3-31-2011	29.27	(0.32)[3]	6.37	6.05	—	(0.39)	—	(0.39)
Year ended 3-31-2010	21.02	(0.13)[3]	8.52	8.39	—	(0.14)	—	(0.14)
Year ended 3-31-2009	27.81	(0.05)[3]	(5.60)	(5.65)	—	(1.13)	(0.01)	(1.14)
Year ended 3-31-2008	28.64	(0.15)[3]	2.68	2.53	—	(3.36)	—	(3.36)
Class Y Shares								
Year ended 3-31-2012	36.54	(0.31)[3]	0.98	0.67	—	(2.18)	—	(2.18)
Year ended 3-31-2011	30.54	(0.23)[3]	6.65	6.42	—	(0.42)	—	(0.42)
Year ended 3-31-2010	21.90	(0.04)[3]	8.87	8.83	—	(0.19)	—	(0.19)
Year ended 3-31-2009	28.87	(0.10)	(5.71)	(5.81)	—	(1.15)	(0.01)	(1.16)
Year ended 3-31-2008	29.62	(0.09)[3]	2.81	2.72	—	(3.47)	—	(3.47)

* Not shown due to rounding.

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(5) Annualized.

(6) For the fiscal year ended March 31, 2008.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2012	$33.54	3.01%	$549	1.39%	-1.02%	—%	—%	51%
Year ended 3-31-2011	35.09	21.09	568	1.40	-0.83	—	—	47
Year ended 3-31-2010	29.35	40.13	437	1.50	-0.28	—	—	59
Year ended 3-31-2009	21.07	-19.86	245	1.50	-0.21	—	—	46
Year ended 3-31-2008	27.87	8.27	245	1.43	-0.39	—	—	96
Class B Shares								
Year ended 3-31-2012	29.69	2.15	32	2.24	-1.86	—	—	51
Year ended 3-31-2011	31.58	19.98	31	2.29	-1.72	—	—	47
Year ended 3-31-2010	26.62	38.72	24	2.51	-1.29	—	—	59
Year ended 3-31-2009	19.19	-20.71	15	2.56	-1.30	—	—	46
Year ended 3-31-2008	25.68	7.19	20	2.42	-1.39	—	—	96
Class C Shares								
Year ended 3-31-2012	30.57	2.25	219	2.13	-1.76	—	—	51
Year ended 3-31-2011	32.41	20.17	230	2.15	-1.58	—	—	47
Year ended 3-31-2010	27.29	39.05	183	2.28	-1.07	—	—	59
Year ended 3-31-2009	19.65	-20.51	98	2.30	-1.04	—	—	46
Year ended 3-31-2008	26.21	7.38	122	2.26	-1.23	—	—	96
Class E Shares								
Year ended 3-31-2012	33.48	3.00	6	1.43	-1.06	2.01	-1.64	51
Year ended 3-31-2011	35.04	21.03	6	1.43	-0.87	2.08	-1.52	47
Year ended 3-31-2010	29.33	40.21	4	1.43	-0.24	2.56	-1.37	59
Year ended 3-31-2009	21.05	-20.05	2	1.76	-0.43	2.69	-1.36	46
Year ended 3-31-2008[4]	27.76	6.98	1	2.61[5]	-1.46[5]	—	—	96[6]
Class I Shares								
Year ended 3-31-2012	35.88	3.37	186	1.06	-0.69	—	—	51
Year ended 3-31-2011	37.36	21.48	182	1.07	-0.50	—	—	47
Year ended 3-31-2010	31.16	40.65	122	1.11	0.02	—	—	59
Year ended 3-31-2009	22.33	-19.50	19	1.07	0.34	—	—	46
Year ended 3-31-2008[4]	29.35	9.89	9	1.10[5]	0.05[5]	—	—	96[6]
Class R Shares								
Year ended 3-31-2012	33.32	2.76	42	1.64	-1.27	—	—	51
Year ended 3-31-2011	34.93	20.83	35	1.61	-1.06	—	—	47
Year ended 3-31-2010	29.27	39.95	19	1.64	-0.48	—	—	59
Year ended 3-31-2009	21.02	-19.95	6	1.62	-0.22	—	—	46
Year ended 3-31-2008	27.81	8.03	2	1.63	-0.50	—	—	96
Class Y Shares								
Year ended 3-31-2012	35.03	3.10	399	1.30	-0.93	—	—	51
Year ended 3-31-2011	36.54	21.18	445	1.31	-0.74	—	—	47
Year ended 3-31-2010	30.54	40.36	352	1.35	-0.13	—	—	59
Year ended 3-31-2009	21.90	-19.74	193	1.33	-0.03	—	—	46
Year ended 3-31-2008	28.87	8.38	155	1.34	-0.28	—	—	96

See Accompanying Notes to Financial Statements.

1. ORGANIZATION

Ivy Funds, a Delaware statutory trust (the Trust), is registered under the Investment Company Act of 1940, as amended (the 1940 Act), as an open-end management investment company. Ivy Asset Strategy Fund, Ivy Asset Strategy New Opportunities Fund, Ivy Balanced Fund, Ivy Energy Fund, Ivy Global Natural Resources Fund, Ivy Real Estate Securities Fund and Ivy Science and Technology Fund (each, a Fund) are seven series of the Trust and are the only series of the Trust included in these financial statements. The investment objective(s), policies and risk factors of each Fund are described more fully in the Funds' Prospectus and Statement of Additional Information. Each Fund's investment manager is Ivy Investment Management Company (IICO or the Manager).

Each Fund offers Class A, Class B, Class C, Class I and Class Y shares. Certain Funds may also offer Class E and/or Class R shares. Class A and Class E shares are sold at their offering price, which is normally net asset value plus a front-end sales charge. Class B and Class C shares are sold without a front-end sales charge, but may be subject to a contingent deferred sales charge (CDSC). Class I, Class R and Class Y shares are sold without either a front-end sales charge or a CDSC. All classes of shares have identical rights and voting privileges with respect to the Fund in general and exclusive voting rights on matters that affect that class alone. Net investment income, net assets and net asset value per share may differ due to each class having its own expenses, such as transfer agent and shareholder servicing fees, directly attributable to that class. Class A, B, C, E, R and Y have a distribution and service plan. Class I shares are not included in the plan. Class B shares will automatically convert to Class A shares 96 months after the date of purchase.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by each Fund.

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. All or a portion of the distributions received from a real estate investment trust or publicly traded partnership may be designated as a reduction of cost of the related investment and/or realized gain.

Foreign Currency Translation. Each Fund's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service authorized by the Board of Trustees of the Trust (the Board). Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. Each Fund combines fluctuations from currency exchange rates and fluctuations in market value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are valued as of the close of New York Stock Exchange (the NYSE), normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Allocation of Income, Expenses, Gains and Losses. Income, expenses (other than those attributable to a specific class), gains and losses are allocated on a daily basis to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.

It is the policy of each Fund to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. Management of the Trust periodically reviews all tax positions to assess that it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of and for the year ended March 31, 2012, management believes that no liability for unrecognized tax positions is required. The Funds are subject to examination by U.S. federal and state authorities for returns filed for tax years after 2007.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders are recorded by each Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America. If the total dividends and distributions made in any tax year exceeds net investment income and accumulated realized capital gains, a portion of the total distribution may be treated as a tax return of capital.

Segregation and Collateralization. In cases in which the 1940 Act and the interpretive positions of the Securities and Exchange Commission (SEC) require that a Fund either deliver collateral or segregate assets in connection with certain investments (e.g., dollar rolls, financial futures contracts, foreign currency exchange contracts, options written, securities with extended settlement periods and swaps), the Fund will segregate collateral or designate on its books and records cash or other liquid securities having a market value at least equal to the amount that is required to be physically segregated for the benefit of the counterparty. Furthermore, based on requirements and agreements with certain exchanges and third party broker-dealers, each party has requirements to deliver/deposit cash or securities as collateral for certain investments. Certain countries require that cash reserves be held while investing in companies incorporated in that country. These cash reserves and cash collateral that has been pledged to cover obligations of the Funds under derivative contracts, if any, will be reported separately on the Statements of Assets and Liabilities as "Restricted cash." Securities collateral pledged for the same purpose, if any, is noted in the Schedule of Investments.

Concentration of Market and Credit Risk. In the normal course of business, the Funds invest in securities and enter into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (issuer credit risk). The value of securities held by the Funds may decline in response to certain events, including those directly involving the issuers whose securities are owned by the Funds; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to issuer credit risk, the Funds may be exposed to counterparty credit risk, or the risk that an entity with which the Funds have unsettled or open transactions may fail to or be unable to perform on its commitments. The Funds manage counterparty credit risk by entering into transactions only with counterparties that they believe have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Funds to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties. The extent of the Funds' exposure to market, issuer and counterparty credit risks with respect to these financial assets is generally approximated by their value recorded in the Funds' Statement of Assets and Liabilities, less any collateral held by the Funds.

Certain Funds may hold high-yield and/or non-investment-grade bonds, which may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Funds may acquire securities in default and are not obligated to dispose of securities whose issuers subsequently default.

Certain Funds may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected in the Statement of Assets and Liabilities.

If a Fund invests directly in foreign currencies or in securities that trade in, and receive revenues in, foreign currencies, or in financial derivatives that provide exposure to foreign currencies, it will be subject to the risk that those currencies will decline in value relative to the base currency of the Fund, or, in the case of hedging positions, that the Fund's base currency will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

Refer to prospectus for all risks associated with owning shares in the Funds.

Inflation-Indexed Bonds. Certain Funds may invest in inflation-indexed bonds. Inflation-indexed bonds are fixed-income securities whose principal value is periodically adjusted to the rate of inflation. The interest rate on these bonds is generally fixed at issuance at a rate lower than typical bonds. Over the life of an inflation-indexed bond, however, interest will be paid based on a principal value, which is adjusted for inflation. Any increase or decrease in the principal amount of an inflation-indexed bond will be included as interest income on the Statement of Operations, even though investors do not receive their principal until maturity.

Interest Only Obligations. These securities entitle the owner to receive only the interest portion from a bond, Treasury note or pool of mortgages. These securities are generally created by a third party separating a bond or pool of mortgages into distinct interest-only and principal-only securities. As the principal (par) amount of a bond or pool of mortgages is paid down, the amount of interest income earned by the owner will decline as well.

Payment In-Kind Securities. Certain Funds may invest in payment in-kind securities. Payment in-kind securities ("PIKs") give the issuer the option at each interest payment date of making interest payments in either cash or additional debt securities. Those additional debt securities usually have the same terms, including maturity dates and interest rates, and associated risks as the original bonds. The daily market quotations of the original bonds may include the accrued interest (referred to as a dirty price) and require a pro-rata adjustment from the unrealized appreciation or depreciation on investments to interest receivable on the Statement of Assets and Liabilities.

Securities on a When-Issued or Delayed Delivery Basis. Certain Funds may purchase securities on a "when-issued" basis, and may purchase or sell securities on a "delayed delivery" basis. "When-issued" or "delayed delivery" refers to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery. Delivery and payment for securities that have been purchased by a Fund on a when-issued basis normally take place within six months and possibly as long as two years or more after the trade date. During this period, such securities do not earn interest, are subject to market fluctuation and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued basis may increase the volatility of a Fund's net asset value to the extent the Fund executes such transactions while remaining substantially fully invested. When a Fund engages in when-issued or delayed delivery transactions, it relies on the buyer or seller, as the case may be, to complete the transaction. Their failure to do so may cause the Fund to lose the opportunity to obtain or dispose of the security at a price and yield IICO, or the Fund's investment subadviser, as applicable, consider advantageous.

The Fund maintains internally designated assets with a market value equal to or greater than the amount of its purchase commitments. The Fund may also sell securities that it purchased on a when-issued or delayed delivery basis prior to settlement of the original purchase.

Senior Loans. A Fund invests in senior secured corporate loans (senior loans) either as an original lender or as a purchaser of a loan assignment or a participation interest in a loan. Senior loans are generally made to U.S. and foreign borrowers that are corporations, partnerships, or other business entities. Senior loans are generally readily marketable, but some loans may be illiquid or may be subject to some restrictions on resale.

Certain senior loans contain provisions that obligate a Fund to fund future commitments at the borrower's discretion. At March 31, 2012, there were no such unfunded commitments.

Custodian Fees. "Custodian fees" in the Statement of Operations may include interest expense incurred by a Fund on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. A Fund pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by that Fund, at a rate equal to the custodian's prime rate less 150 basis points. The "Earnings credit" line item, if shown, represents earnings on cash balances maintained by that Fund during the period. Such interest expense and other custodian fees may be paid with these earnings.

Trustees and Chief Compliance Officer Fees. Fees paid to the Trustees can be paid in cash or deferred to a later date, at the election of the Trustee according to the Deferred Fee Agreement entered into between the Trust and the Trustee(s). Each Fund records its portion of the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations. Additionally, fees paid to the office of the Chief Compliance Officer of the Funds are shown on the Statement of Operations.

Indemnifications. The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnifications. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

New Accounting Pronouncements. In April 2011, the FASB issued Accounting Standards Update (ASU) No. 2011-03 "Transfers and Servicing (Topic 860): Reconsideration of Effective Control for Repurchase Agreements." The ASU 2011-03 is intended to improve financial reporting of repurchase agreements and other agreements that both entitle and obligate a transferor to repurchase or redeem the financial assets before their maturity. The ASU is effective for the first interim or annual period beginning on or after December 15, 2011. Management is currently evaluating the impact this ASU may have on the Funds' financial statements.

In May 2011, the FASB issued ASU No. 2011-04 "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS". ASU 2011-04 includes common requirements for measurement of and disclosure about fair value between U.S. GAAP and IFRS. ASU 2011-04 will require reporting entities to disclose quantitative information about the unobservable inputs used in the fair value measurements categorized within Level 3 of the fair value hierarchy. In addition, ASU 2011-04 will require reporting entities to make disclosures about amounts and reasons for all transfers in and out of Level 1 and Level 2 fair value measurements. The new and revised disclosures are effective for interim and annual reporting periods beginning after December 15, 2011. Management is currently evaluating the impact this ASU may have on the Funds' financial statements.

Estimates. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Subsequent Events. Management has performed a review for subsequent events through the date this report was issued.

3. INVESTMENT VALUATION AND FAIR VALUE MEASUREMENTS

Each Fund's investments are reported at fair value. Fair value is defined as the price that each Fund would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. Each Fund calculates the net asset value of its shares as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Equity securities traded on U.S. or foreign securities exchanges or included in a national market system are valued at the official closing price at the close of each business day unless otherwise stated below. Over-the-counter (OTC) equity securities and listed securities for which no price is readily available are valued at the average of the last bid and asked prices.

Security prices for fixed-income securities are typically based on quotes that are obtained from an independent pricing service authorized by the Board. To determine values of fixed-income securities, the independent pricing service utilizes such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities that cannot be valued by the independent pricing service may be valued using quotes obtained from dealers that make markets in the securities.

Listed options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service unless the price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. OTC options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service for a comparable listed option unless such a price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. If no comparable listed option exists from which to obtain a price from an independent pricing service and a quotation cannot be obtained from a broker-dealer, the OTC option will be valued using a model reasonably designed to provide a current market price. Swaps are valued by an independent pricing service unless the price is unavailable, in which case they are valued at the price provided by a dealer in that security. Futures contracts traded on an exchange are generally valued at the settlement price. Mutual funds, including investment funds, typically are valued at the net asset value reported as of the valuation date.

Forward foreign currency contracts are valued based upon the closing prices of the forward currency rates determined at the close of the NYSE.

Senior loans are valued using a price or composite price from one or more brokers or dealers as obtained from an independent pricing service.

Short-term securities with maturities of 60 days or less are valued on the basis of amortized cost (which approximates market value), whereby a portfolio security is valued at its cost initially, and thereafter valued to reflect a constant amortization to maturity of any discount or premium.

Because many foreign markets close before the NYSE, events may occur between the close of the foreign market and the close of the NYSE that could have a material impact on the valuation of foreign securities. IICO, pursuant to procedures adopted by the Board, evaluates the impact of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the NYSE. In addition, all securities for which market values are not readily available or are deemed unreliable are appraised at fair value as determined in good faith under the supervision of the Board.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three-tier hierarchy of inputs is summarized as follows:

Level 1 – Observable input such as quoted prices, available in active markets, for identical assets or liabilities.
Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.
Level 3 – Significant unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available, which may include assumptions made by the Board or persons acting at their direction that are used in determining the fair market value of investments.

A description of the valuation techniques applied to the Funds' major classes of assets and liabilities measured at fair value on a recurring basis follows:

Asset-Backed Securities and Mortgage-Backed Securities. The fair value of asset-backed securities and mortgage- backed securities are estimated using recently executed transactions and based on models that consider the estimated cash flows of each debt tranche of the issuer, establish a benchmark yield, and develop an estimated tranche specific spread to the benchmark yield based on the unique attributes of the tranche including, but not limited to, the prepayment speed assumptions and attributes of the collateral. To the extent the inputs are observable and timely, the values would be categorized in Level 2 of the fair value hierarchy, otherwise they would be categorized as Level 3.

Bank Loans. The fair value of bank loans is estimated using recently executed transactions, market price quotations, credit/market events, and cross-asset pricing. Inputs are generally observable market inputs obtained from independent sources. Bank loans are generally categorized in Level 2 of the fair value hierarchy, unless key inputs are unobservable in which case they would be categorized as Level 3.

Corporate Bonds. The fair value of corporate bonds is estimated using recently executed transactions, market price quotations (where observable), bond spreads, or credit default swap spreads adjusted for any basis difference between cash and derivative instruments. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy; in instances where prices, spreads, or any of the other aforementioned key inputs are unobservable, they are categorized in Level 3 of the hierarchy.

Equity Securities. Securities are generally valued based on quoted prices from the applicable exchange. To the extent these securities are actively traded, valuation adjustments are not applied and they are categorized in Level 1 of the fair value hierarchy. Restricted securities issued by publicly held companies are valued at a discount to similar publicly traded securities and may be categorized as Level 2 of the fair value hierarchy to the extent that the discount is considered to be insignificant to the fair value measurement in its entirety; otherwise they may be categorized as Level 3. Restricted securities held in non-public entities are included in Level 3 of the fair value hierarchy because they trade infrequently, and, therefore, the inputs are unobservable. Certain foreign securities may be fair valued using a pricing service that considers the correlation of the trading patterns of the foreign security to the intraday trading in the U.S. markets and the movement of certain indexes of securities based on a statistical analysis of the historical relationship and are categorized in Level 2 of the fair value hierarchy.

Municipal Bonds. Municipal bonds are fair valued based on pricing models that take into account, among other factors, information received from market makers and broker-dealers, current trades, bid-wants lists, offerings, market movements, the callability of the bond, state of issuance, benchmark yield curves, and bond insurance. To the extent that these inputs are observable and timely, the fair values of municipal bonds would be categorized as Level 2; otherwise the fair values would be categorized as Level 3.

Options Contracts. Exchange listed option contracts traded on securities exchanges are fair value based on quoted prices from the applicable exchange, and to the extent valuation adjustments are not applied, they are categorized as Level 1. If valuation adjustments are applied and such adjustments are observable and timely, the fair values of exchange listed option contracts would be categorized as Level 2; otherwise, the fair values would categorized as Level 3. Option contracts traded OTC are fair valued based on pricing models and incorporate various inputs such as interest rate, credit spreads, currency exchange rates and volatility measurements for in-the-money, at-the-money, and out-of-money contracts based on a given strike price. To the extent that these inputs are observable and timely, the fair values of OTC option contracts would be categorized as Level 2; otherwise, the fair values would be categorized as Level 3.

Restricted Securities. Restricted securities that are deemed to be both Rule 144A securities and illiquid, as well as restricted securities held in non-public entities are included in Level 3 of the fair value hierarchy because they trade infrequently, and, therefore, the inputs are unobservable. Restricted securities that are valued at a discount to similar publicly traded securities and may be categorized as Level 2 of the fair value hierarchy to the extent that the discount is considered to be insignificant to the fair value measurement in its entirety; otherwise they may be categorized as Level 3.

Total Return Swaps. Total return swaps are fair valued using pricing models that take into account among other factor; index spread curves, nominal values, modified duration values and cash flows. To the extent that these inputs are observable and timely, the fair values of the total return swaps would be categorized as Level 2; otherwise, the fair values would be categorized as Level 3.

U.S. Government and Agency Securities. U.S. government and agency securities are normally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers, quoted market prices, and reference data. Accordingly, U.S. government and agency securities are normally categorized in Level 1 or 2 of the fair value hierarchy depending on the liquidity and transparency of the market.

Transfers from Level 2 to Level 3 occurred generally due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred generally due to the increased availability of observable market data due to increased market activity or information. Transfers in and out of Level 3 represent the value at the later of the beginning of the period or the purchase date of the security. There were no significant transfers between Levels 1 and 2 during the year ended March 31, 2012.

Reoccurring fair value measurements of Level 3 securities shall include a reconciliation of the beginning to ending balances for reported fair market values. A fair value hierarchy and Level 3 reconciliation, if applicable, have been included in the Notes to Schedule of Investments for each respective Fund.

Securities' values included in the Level 3 reconciliations have been primarily determined through the use of a single quote (or multiple quotes) from dealer(s) in the securities using proprietary valuation models. These quotes involve significant unobservable inputs, and thus the related securities are classified as Level 3 investments.

Net realized gain (loss) and net unrealized appreciation (depreciation), shown on the reconciliation of Level 3 investments if applicable, are included on the Statement of Operations in net realized gain (loss) on investments in unaffiliated securities and in net change in unrealized appreciation (depreciation) on investments in unaffiliated securities, respectively. Additionally, the net change in unrealized appreciation for all Level 3 investments still held as of March 31, 2012, if applicable, is included on the Statement of Operations in net change in unrealized appreciation (depreciation) on investments in unaffiliated securities.

The Funds may own different types of assets that are classified as Level 2 or Level 3. Assets classified as Level 2 can have a variety of observable inputs, including, but not limited to, benchmark yields, reported trades, broker quotes, benchmark securities, and bid/offer quotations. These observable inputs are collected and utilized, primarily by an independent pricing service, in different evaluated pricing approaches depending upon the specific asset to determine a value.

4. DERIVATIVE INSTRUMENTS ($ amounts in thousands unless indicated otherwise)

The following disclosures contain information on why and how the Funds use derivative instruments, the associated risks of investing in derivative instruments, and how derivative instruments affect the Funds' financial position and results of operations when presented by primary underlying risk exposure. Please see the prospectus for a full discussion of risks of investing in derivative instruments.

Forward Foreign Currency Contracts. Certain Funds may enter into forward foreign currency contracts (forward contracts) for the purchase or sale of a foreign currency at a negotiated rate at a future date. Forward contracts are reported on a schedule following the Schedule of Investments. Forward contracts will be valued daily based upon the closing prices of the forward currency rates determined at the close of the NYSE as provided by a bank, dealer or independent pricing service. The resulting unrealized appreciation and depreciation is reported in the Statement of Assets and Liabilities as a receivable or payable and in the Statement of Operations within the change in unrealized appreciation (depreciation). At contract close, the difference between the original cost of the contract and the value at the close date is recorded as a realized gain (loss) in the Statement of Operations.

Risks to a Fund related to the use of such contracts include both market and credit risk. Market risk is the risk that the value of the forward contract will depreciate due to unfavorable changes in the exchange rates. Credit risk arises from the possibility that the counterparty will default. If the counterparty defaults, a Fund's maximum loss will consist of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Futures Contracts. Certain Funds may engage in buying and selling futures contracts. Upon entering into a futures contract, the Fund is required to deposit, in a segregated account, an amount equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent payments (variation margins) are made or received by the Fund each day, dependent on the daily fluctuations in the value of the underlying debt security or index.

Futures contracts are reported on a schedule following the Schedule of Investments. Securities held in collateralized accounts to cover initial margin requirements on open futures contracts are identified in the Schedule of Investments. Cash held by the broker to cover initial margin requirements on open futures contracts and the receivable and/or payable for the daily mark to market for the variation margin are noted in the Statement of Assets and Liabilities. The net change in unrealized appreciation (depreciation) is reported in the Statement of Operations. Realized gains (losses) are reported in the Statement of Operations at the closing or expiration of futures contracts.

Risks of entering into futures contracts include the possibility of loss of securities or cash held as collateral, that there may be an illiquid market where the Fund is unable to close the contract or enter into an offsetting position and, if used for hedging purposes, the risk that the price of the contract will correlate imperfectly with the prices of the Fund's securities.

Option Contracts. Options purchased by a Fund are accounted for in the same manner as marketable portfolio securities. The cost of portfolio securities acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from securities sold through the exercise of put options are decreased by the premium paid to purchase the put.

When a Fund writes (sells) an option, an amount equal to the premium received by the Fund is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current market value of the option written. When an option expires on its stipulated expiration date or a Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold) and the liability related to such option is extinguished. When a call option is exercised, the premium is added to the proceeds from the sale of the underlying security in determining whether a Fund has realized a gain or loss. For each Fund, when a written put is exercised, the cost basis of the securities purchased by a Fund is reduced by the amount of the premium received.

Investments in options, whether purchased or written, involve certain risks. Writing put options and purchasing call options may increase a Fund's exposure to the underlying security (or basket of securities). With written options, there may be times when a Fund will be required to purchase or sell securities to meet its obligation under the option contract where the required action is not beneficial to the Fund, due to unfavorable movement of the market price of the underlying security (or basket of securities). Additionally, to the extent a Fund enters into OTC option transactions with counterparties, the Fund will be exposed to the risk that counterparties to these OTC transactions will be unable to meet their obligations under the terms of the transaction.

Swap Agreements. Certain Funds may invest in swap agreements.

Total return swaps involve a commitment to pay periodic interest payments in exchange for a market-linked return based on a security or a basket of securities representing a variety of securities or a particular index. To the extent the total return of the security, index or other financial measure underlying the transaction exceeds or falls short of the offsetting interest rate obligation, the Fund will receive a payment from or make a payment to the counterparty.

The creditworthiness of firms with which a Fund enters into a swap agreement is monitored by IICO. If a firm's creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Fund will have contractual remedies pursuant to the agreement related to the transaction. The maximum loss a Fund may incur consists of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Collateral. A Fund may mitigate credit risk through Credit Support Annexes ("CSA") included with an International Swaps and Derivatives Association, Inc. ("ISDA") Master Agreement, which is the standard contract governing most derivative transactions between the Fund and each of its counterparties. The CSA allows the Fund and its counterparty to offset certain derivative financial instruments' payables and/or receivables with collateral, which is generally held by the Fund's custodian. The amount of collateral moved to/from applicable counterparties is based upon minimum transfer amounts specified in the CSA. To the extent amounts due to the Fund from its counterparties are not fully collateralized contractually or otherwise, the Fund bears the risk of loss from counterparty non-performance. See Note 2 "Segregation and Collateralization" for additional information with respect to collateral practices.

Additional Disclosure Related to Derivative Instruments

Fair values of derivative instruments as of March 31, 2012:

Fund	Type of Risk Exposure	Assets Statement of Assets & Liabilities Location	Value	Liabilities Statement of Assets & Liabilities Location	Value
Ivy Asset Strategy Fund	Equity	Investments in unaffiliated securities at market value*	$112,114	Written options at market value	$23,347
				Unrealized depreciation on swap agreements	382
	Foreign currency	Investments in unaffiliated securities at market value*	7,367	Written options at market value	786
		Unrealized appreciation on forward foreign currency contracts	20,147	Unrealized depreciation on forward foreign currency contracts	9,112
Ivy Asset Strategy New Opportunities Fund	Equity	Investments in unaffiliated securities at market value*	812	Written options at market value	186
Ivy Global Natural Resources Fund	Equity	Investments in unaffiliated securities at market value*	263,940		
				Unrealized depreciation on futures contracts**	15,484
	Foreign currency	Unrealized appreciation on forward foreign currency contracts	1,086	Unrealized depreciation on forward foreign currency contracts	4,314
Ivy Real Estate Securities Fund	Equity			Written options at market value	359
Ivy Science and Technology Fund	Equity	Investments in unaffiliated securities at market value*	760	Written options at market value	511

Purchased options are reported as investments in unaffiliated securities and are reflected in the accompanying Schedule of Investments.
**The fair value presented represents the cumulative unrealized appreciation (depreciation) on open futures contracts; however, the value reflected in the accompanying Statement of Assets and Liabilities is only the unsettled variation margin receivable (payable) as of March 31, 2012.*

Amount of realized gain (loss) on derivatives shown in the Statement of Operations for the year ended March 31, 2012:

Fund	Type of Risk Exposure	Net realized gain (loss) on:					
		Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Ivy Asset Strategy Fund	Equity	$(836,016)	$(5,672)	$(257,280)	$279,271	$ —	$(819,697)
	Foreign currency	16,852	—	—	59,346	(121,252)	(45,054)
Ivy Asset Strategy New Opportunities Fund	Equity	(6,637)	—	—	1,864	—	(4,773)
	Foreign currency	—	—	—	—	(2,663)	(2,663)
Ivy Global Natural Resources Fund	Equity	3,627	—	(8,467)	—	—	(4,840)
	Foreign currency	—	—	—	—	201	201
Ivy Real Estate Securities Fund	Equity	—	—	—	106	—	106
Ivy Science and Technology Fund	Equity	5,459	—	—	2,924	—	8,383

Change in unrealized appreciation (depreciation) on derivatives shown in the Statement of Operations for the year ended March 31, 2012:

Fund	Type of Risk Exposure	Net change in unrealized appreciation (depreciation) on:					
		Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Ivy Asset Strategy Fund	Equity	$ (95,670)	$(382)	$ —	$35,944	$ —	$ (60,108)
	Foreign currency	(13,269)	—	—	5,141	31,971	23,843
Ivy Asset Strategy New Opportunities Fund	Equity	531	—	—	25	—	556
Ivy Global Natural Resources Fund	Equity	(196,619)	—	(769)	—	—	(197,388)
	Foreign currency	—	—	—	—	4,107	4,107
Ivy Real Estate Securities Fund	Equity	—	—	—	(49)	—	(49)
Ivy Science and Technology Fund	Equity	2,082	—	—	(444)	—	1,638

During the year ended March 31, 2012, the average derivative volume was as follows:

Fund	Long forward contracts[1]	Short forward contracts[1]	Short futures contracts[1]	Swap agreements[2]	Purchased options[1]	Written options[1]
Ivy Asset Strategy Fund	$3,219,022	$3,214,769	$265,730	$2,340	$144,054	$45,824
Ivy Asset Strategy New Opportunities Fund	9,063	9,292	—	—	543	165
Ivy Global Natural Resources Fund	814,949	820,226	569,193	—	418,555	—
Ivy Real Estate Securities Fund	—	—	—	—	—	87
Ivy Science and Technology Fund	—	—	—	—	447	271

* Purchased options are reported as investments in unaffiliated securities and are reflected in the accompanying Schedule of Investments.

(1) Average market value outstanding during the period.

(2) Average notional amount outstanding during the period.

Objectives and Strategies

Ivy Asset Strategy Fund. The Fund's objectives in using derivatives during the period included hedging market risk on equity securities, increasing exposure to various equity markets, managing exposure to various foreign currencies, and hedging certain event risks on positions held by the Fund. To achieve the objective of hedging market risk and increasing exposure to equity markets, the Fund utilized futures, total return swaps and option contracts on foreign and domestic equity indices. To manage foreign currency exposure, the Fund utilized forward contracts and option contracts to either increase or decrease exposure to a given currency. To manage event risks, the Fund utilized short futures on foreign and domestic equity indices and option contracts, both written and purchased, on individual equity securities owned by the Fund.

Ivy Asset Strategy New Opportunities Fund. The Fund's objectives in using derivatives during the period included hedging market risk on equity securities and managing the exposure to various foreign currencies. To achieve the objective of hedging market risk, the Fund utilized option contracts, both written and purchased, on individual equity securities and foreign equity indices. To manage foreign currency exposure, the Fund utilized forward contracts to either increase or decrease exposure to a given currency.

Ivy Global Natural Resources Fund. The Fund's objectives in using derivatives during the period included hedging market risk on equity securities, increasing exposure to specific sectors or companies, and managing the exposure to various foreign currencies. To achieve the objective of hedging market risk and increasing exposure to equity markets, the Fund utilized futures on equity indices and purchased option contracts on individual equity securities. To manage foreign currency exposure, the Fund utilized forward contracts to either increase or decrease exposure to a given currency.

Ivy Science and Technology Fund. The Fund's objective in using derivatives during the period was to hedge market risk on securities in its portfolio. To achieve this objective, the Fund utilized options, both written and purchased, on individual equity securities owned by the Fund and on domestic equity indices.

5. WRITTEN OPTION ACTIVITY ($ amounts in thousands)

Transactions in written options were as follows:

Fund	Outstanding at 3-31-11	Options written	Options closed	Options exercised	Options expired	Outstanding at 3-31-12
Ivy Asset Strategy Fund						
Number of Contracts	—	725,811	(125,307)	(2)	(424,036)	176,466
Premium Received	$ —	$493,860	$(145,361)	$(17,344)	$(265,936)	$ 65,219
Ivy Asset Strategy New Opportunities Fund						
Number of Contracts	—	42,995	(5,660)	—	(32,575)	4,760
Premium Received	$ —	$ 3,356	$ (681)	$ —	$ (2,464)	$ 211
Ivy Real Estate Securities Fund						
Number of Contracts	—	5,534	(2,467)	(1,117)	—	1,950
Premium Received	$ —	$ 505	$ (134)	$ (60)	$ —	$ 311
Ivy Science and Technology Fund						
Number of Contracts	1,848	32,943	(22,452)	(8,492)	(3,377)	470
Premium Received	$1,337	$ 3,964	$ (2,590)	$ (192)	$ (1,908)	$ 611

6. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS ($ amounts in thousands unless indicated otherwise)

Management Fees. IICO, a wholly owned subsidiary of Waddell & Reed Financial, Inc. (WDR), serves as each Fund's investment manager. The management fee is accrued daily by each Fund at the following annual rates as a percentage of average daily net assets:

Fund (M - Millions)	$0 to $500M	$500 to $1,000M	$1,000 to $2,000M	$2,000 to $3,000M	Over $3,000M
Ivy Asset Strategy Fund	0.700%	0.700%	0.650%	0.600%	0.550%
Ivy Asset Strategy New Opportunities Fund	1.000	0.850	0.830	0.800	0.760
Ivy Balanced Fund	0.700	0.700	0.650	0.600	0.550
Ivy Energy Fund	0.850	0.850	0.830	0.800	0.760
Ivy Global Natural Resources Fund	1.000	0.850	0.830	0.800	0.760
Ivy Real Estate Securities Fund	0.900	0.900	0.870	0.840	0.800
Ivy Science and Technology Fund	0.850	0.850	0.830	0.800	0.760

For Funds managed solely by IICO, IICO has voluntarily agreed to waive a Fund's management fee on any day that the Fund's net assets are less than $25 million, subject to IICO's right to change or modify this waiver. See Expense Reimbursements and/or Waivers below for amounts waived during the year ended March 31, 2012.

IICO has entered into Subadvisery Agreements with the following entities on behalf of certain Funds:

Under an agreement between IICO and Mackenzie Financial Corporation (Mackenzie), Mackenzie serves as subadviser to Ivy Global Natural Resources Fund. Under an agreement between IICO and Advantus Capital Management, Inc. (Advantus), Advantus serves as subadviser to Ivy Real Estate Securities Fund. Each subadviser makes investment decisions in accordance with the Fund's investment objectives, policies and restrictions under the supervision of IICO and the oversight of the Board. IICO pays all costs applicable of the subadvisers.

Accounting Services Fees. The Trust has an Accounting Services Agreement with Waddell & Reed Services Company, doing business as WI Services Company (WISC), an indirect subsidiary of WDR. Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance to the Trust, including maintenance of Fund records, pricing of Fund shares and preparation of certain shareholder reports. For these services, each Fund pays WISC a monthly fee of one-twelfth of the annual fee based on the average net asset levels shown in the following table:

(M - Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.00	$11.50	$23.10	$35.50	$48.40	$63.20	$82.50	$96.30	$121.60	$148.50

In addition, for each class of shares in excess of one, each Fund pays WISC a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

Administrative Fee. Each Fund also pays WISC a monthly fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee is voluntarily waived by WISC until a Fund's net assets are at least $10 million and is included in "Accounting services fee" on the Statement of Operations.

Shareholder Servicing. General. Under the Shareholder Servicing Agreement between the Trust and WISC, with respect to Class A, Class B, Class C and Class E shares, for each shareholder account that was in existence at any time during the prior month, each Fund pays a monthly fee that ranges from $1.5042 to $1.6958 per account; however, WISC has agreed to reduce that fee if the number of total shareholder accounts within the Complex (Waddell & Reed Advisors Funds, InvestEd Portfolios and Ivy Funds) reaches certain levels. Effective June 6, 2011 for Class R shares, each Fund pays a monthly fee equal to one-twelfth of 0.25 of 1% of the average daily net assets of the class for the preceding month. Prior to June 6, 2011 the fee was 0.20 of 1%. For Class I and Class Y shares, each Fund pays a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of the class for the preceding month. Each Fund also reimburses WISC for certain out-of-pocket costs for all classes.

Networked accounts. For certain networked accounts (that is, those accounts whose Fund shares are purchased through certain financial intermediaries), WISC has agreed to reduce its per account fees charged to the Funds to $0.50 per month per shareholder account. Additional fees may be paid by the Funds to those intermediaries. If the aggregate annual rate of the WISC transfer agent fee and the costs charged by the financial services companies exceeds $18.00 per account for a Fund, WISC will reimburse the Fund the amount in excess of $18.00.

Broker accounts. Certain broker-dealers that maintain shareholder accounts with each Fund through an omnibus account provide transfer agent and other shareholder-related services that would otherwise be provided by WISC if the individual accounts that comprise the omnibus account were opened by their beneficial owners directly. Each Fund may pay such broker-dealers a per account fee for each open account within the omnibus account, or a fixed rate fee, based on the average daily net asset value of the omnibus account (or a combination thereof).

Distribution and Service Plan. Class A and Class E Shares. Under a Distribution and Service Plan adopted by the Trust pursuant to Rule 12b-1 under the 1940 Act (the Distribution and Service Plan), each Fund may pay a distribution and/or service fee to Ivy Funds Distributors, Inc. (IFDI) for Class A and Class E shares in an amount not to exceed 0.25% of the Fund's average annual net assets. The fee is to be paid to compensate IFDI for amounts it expends in connection with the distribution of the Class A and Class E shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts of that class.

Class B and Class C Shares. Under the Distribution and Service Plan, each Fund may pay IFDI a service fee not to exceed 0.25% and a distribution fee not to exceed 0.75% of the Fund's average annual net assets for Class B and Class C shares to compensate IFDI for its services in connection with the distribution of shares of that class and/or provision of personal services to Class B or Class C shareholders and/or maintenance of shareholder accounts of that class.

Class R Shares. Under the Distribution and Service Plan, each Fund may pay IFDI a fee of up to 0.50%, on an annual basis, of the average daily net assets of the Fund's Class R shares to compensate IFDI for, either directly or through third parties, distributing the Class R shares of that Fund, providing personal services to Class R shareholders and/or maintaining Class R shareholder accounts.

Class Y Shares. Under the Distribution and Service Plan, each Fund may pay IFDI a fee of up to 0.25%, on an annual basis, of the average daily net assets of the Fund's Class Y shares to compensate IFDI for, either directly or through third parties, distributing the Class Y shares of that Fund, providing personal services to Class Y shareholders and/or maintaining Class Y shareholder accounts.

Sales Charges. As principal underwriter for the Trust's shares, IFDI receives sales commissions (which are not an expense of the Trust) for sales of Class A and Class E shares. A CDSC may be assessed against a shareholder's redemption amount of Class B, Class C or certain Class A and Class E shares and is paid to IFDI. During the year ended March 31, 2012, IFDI received the following amounts in sales commissions and CDSCs:

	Gross Sales Commissions	CDSC Class A	CDSC Class B	CDSC Class C	CDSC Class E	Commissions Paid[1]
Ivy Asset Strategy Fund	$ 4,435	$ 37	$ 1,518	$ 1,021	$ —	$ 17,827
Ivy Asset Strategy New Opportunities Fund	374	3	19	43	—	630
Ivy Balanced Fund	398	—*	30	18	—	995
Ivy Energy Fund	107	1	11	9	—	151
Ivy Global Natural Resources Fund	1,630	3	235	101	—	2,137
Ivy Real Estate Securities Fund	306	2	5	1	—	319
Ivy Science and Technology Fund	401	2	41	41	—	802

Not shown due to rounding.

(1) IFDI reallowed/paid this portion of the sales charge to financial advisors and selling broker-dealers.

Expense Reimbursements and/or Waivers. Fund and class expense limitations and related waivers/reimbursements for the year ended March 31, 2012 were as follows:

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Ivy Asset Strategy Fund	Class E	Contractual	8-1-2008	7-31-2012	1.00%	$102	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2008	7-31-2011	1.00%	$ —	N/A
	Class Y	Contractual	8-1-2011	7-31-2012	Not to exceed Class A	$347	12b-1 Fees and/or Shareholder Servicing
Ivy Asset Strategy New Opportunities Fund	Class A	Contractual	5-3-2010	7-31-2012	1.50%	$423	12b-1 Fees and/or Shareholder Servicing
	Class E	Contractual	5-3-2010	7-31-2012	1.50%	$ —	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	5-3-2010	7-31-2012	1.25%	$ 56	Shareholder Servicing
	Class Y	Contractual	5-3-2010	7-31-2011	1.50%	$ —	N/A
	Class Y	Contractual	8-1-2011	7-31-2012	Not to exceed Class A	$ 8	12b-1 Fees and/or Shareholder Servicing
Ivy Balanced Fund	Class Y	Contractual	8-1-2011	7-31-2012	Not to exceed Class A	$ —	N/A
Ivy Energy Fund	Class A	Contractual	8-1-2008	7-31-2012	1.60%	$ —	N/A
	Class B	Contractual	8-1-2008	7-31-2011	2.60%	$ —	N/A
	Class C	Contractual	8-1-2008	7-31-2011	2.60%	$ —	N/A
	Class Y	Contractual	8-1-2008	7-31-2011	1.60%	$ —	N/A
	Class Y	Contractual	8-1-2011	7-31-2012	Not to exceed Class A	$ —	N/A
Ivy Global Natural Resources Fund	Class A	Contractual	6-16-2003	12-31-2011	2.75%	$ —	N/A
	Class A	Voluntary	N/A	N/A	1.70%	$ —	N/A
	Class B	Contractual	6-16-2003	12-31-2011	3.50%	$ —	N/A
	Class C	Contractual	6-16-2003	12-31-2011	3.50%	$ —	N/A
	Class C	Voluntary	N/A	N/A	2.40%	$ —	N/A
	Class E	Contractual	8-1-2008	7-31-2012	1.27%	$ 57	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	6-16-2003	12-31-2011	2.75%	$ —	N/A
	Class Y	Voluntary	N/A	N/A	1.20%	$409	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2012	Not to exceed Class A	$ —	N/A
Ivy Real Estate Securities Fund	Class E	Contractual	8-1-2008	7-31-2012	1.67%	$ 8	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2012	Not to exceed Class A	$ —	N/A
Ivy Science and Technology Fund	Class E	Contractual	8-1-2008	7-31-2012	1.43%	$ 33	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2012	Not to exceed Class A	$ —	N/A

Any amounts due to the Funds as a reimbursement but not paid as of March 31, 2012 are shown as a receivable from affiliates on the Statement of Assets and Liabilities.

7. AFFILIATED COMPANY TRANSACTIONS (All amounts in thousands)

A summary of the transactions in affiliated companies during the year ended March 31, 2012 follows:

	3-31-11 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/(Loss)	Distributions Received	3-31-12 Share Balance	3-31-12 Market Value
Ivy Asset Strategy Fund							
Starwood Hotels & Resorts Worldwide, Inc.[2]	11,837	$ 9,061	$121,282	$(1,847)	$ 5,763	—	N/A
Vietnam Azalea Fund Limited[1][2]	1,100	—	7,268	(4,710)	—	—	N/A
Wynn Resorts, Limited	12,058	14,936	10,277	(1,636)	85,068	12,095	1,510,378
				$(8,193)	$90,831		$1,510,378

	3-31-11 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/(Loss)	Distributions Received	3-31-12 Share Balance	3-31-12 Market Value
Ivy Global Natural Resources Fund							
China Metal Recycling (Holdings) Limited	—	$82,239	$ —	$ —	$ 673	62,084	$ 75,950
Sino-Forest Corporation, Class A[1]	10,921	87,951	2,841	314	—	15,000	—*
Trina Solar Limited, ADR[1]	4,250	5,210	14,590	(3,228)	—	4,500	32,085
				$(2,914)	$ 673		$ 108,035

	3-31-11 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/(Loss)	Distributions Received	3-31-12 Share Balance	3-31-12 Market Value
Ivy Science and Technology Fund							
ACI Worldwide, Inc.[1][2]	1,779	$ —	$ —	$ —	$ —	N/A	N/A
Aspen Technology, Inc.[1]	5,053	5,285	3,908	998	—	5,153	105,786
				$ 998	$ —		$ 105,786

* Not shown due to rounding.
(1) No dividends were paid during the preceding 12 months.
(2) No longer affiliated as of March 31, 2012.

8. INVESTMENT SECURITIES TRANSACTIONS ($ amounts in thousands)

The cost of purchases and the proceeds from maturities and sales of investment securities (excluding short-term securities) for the year ended March 31, 2012, were as follows:

	Purchases		Sales	
	U.S. Government	Other Issuers	U.S. Government	Other Issuers
Ivy Asset Strategy Fund	$ —	$10,590,756	$1,554	$12,332,914
Ivy Asset Strategy New Opportunities Fund	—	222,751	—	253,479
Ivy Balanced Fund	10,005	264,781	403	116,608
Ivy Energy Fund	—	24,233	—	28,375
Ivy Global Natural Resources Fund	—	4,138,517	—	5,233,787
Ivy Real Estate Securities Fund	—	229,114	—	224,867
Ivy Science and Technology Fund	—	645,188	—	740,982

9. CAPITAL SHARE TRANSACTIONS (All amounts in thousands)

The Trust has authorized an unlimited number of $0.001 par value shares of beneficial interest of each class of each Fund. On April 1, 2010, all Advisor Class shares were converted to Class I. Transactions in shares of beneficial interest were as follows:

	Ivy Asset Strategy Fund				Ivy Asset Strategy New Opportunities Fund			
	Year ended 3-31-12		Year ended 3-31-11		Year ended 3-31-12		Year ended 3-31-11	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	93,660	$ 2,314,755	126,917	$ 2,930,693	12,611	$ 145,922	23,724	$275,511
Class B	4,928	117,415	5,909	132,436	272	3,119	675	7,661
Class C	56,395	1,351,595	81,433	1,834,563	2,917	34,069	7,645	89,482
Class E	435	10,637	489	11,371	—	—*	10	100
Class I	145,105	3,566,443	173,915	4,057,611	5,971	69,544	10,700	127,787
Class R	2,394	58,619	1,935	44,756	13	154	53	538
Class Y	17,337	427,821	20,899	482,455	917	10,789	1,353	15,577
Shares issued in reinvestment of distributions to shareholders:								
Class A	3,679	83,668	579	14,019	—	—	—	—
Class B	97	2,138	—	—	—	—	—	—
Class C	1,259	27,832	—	—	—	—	—	—
Class E	23	528	3	79	—	—	—	—
Class I	2,661	60,981	346	8,455	8	80	—	—
Class R	27	603	2	45	—	—	—	—
Class Y	509	11,604	83	2,009	—	—	—	—
Shares redeemed:								
Class A	(139,518)	(3,349,318)	(161,155)	(3,639,225)	(12,205)	(132,586)	(4,254)	(50,438)
Class B	(4,088)	(95,869)	(3,788)	(84,058)	(143)	(1,546)	(136)	(1,652)
Class C	(75,541)	(1,771,497)	(76,093)	(1,692,509)	(2,759)	(29,080)	(810)	(9,695)
Class E	(217)	(5,300)	(179)	(4,137)	—	—	—	—
Class I	(101,551)	(2,451,387)	(77,764)	(1,805,079)	(7,090)	(76,177)	(2,120)	(25,581)
Class R	(1,060)	(25,794)	(515)	(11,909)	(13)	(136)	—*	—*
Class Y	(17,908)	(432,782)	(20,742)	(470,920)	(1,197)	(12,458)	(378)	(4,568)
Net increase (decrease)	(11,374)	$ (97,308)	72,274	$ 1,810,655	(698)	$ 11,694	36,462	$424,722

	Ivy Balanced Fund				Ivy Energy Fund			
	Year ended 3-31-12		Year ended 3-31-11		Year ended 3-31-12		Year ended 3-31-11	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	6,635	$123,209	2,403	$ 41,927	2,626	$ 34,031	2,782	$ 35,012
Class B	702	13,126	285	5,017	127	1,612	137	1,730
Class C	4,003	74,274	1,885	32,857	479	5,964	802	10,123
Class E	—	—	—	—	—	—	—	—
Class I	1,846	34,263	931	16,877	255	3,370	627	8,030
Class Y	1,762	33,116	714	12,738	256	3,374	418	5,049
Shares issued in reinvestment of distributions to shareholders:								
Class A	110	2,026	49	842	—	—	—	—
Class B	6	102	1	19	—	—	—	—
Class C	28	518	8	139	—	—	—	—
Class E	—	—	—*	—*	—	—	—	—
Class I	9	161	2	27	—	—	—	—
Class Y	46	849	25	436	—	—	—	—
Shares redeemed:								
Class A	(2,478)	(46,326)	(1,345)	(23,174)	(2,654)	(34,193)	(1,763)	(20,762)
Class B	(130)	(2,419)	(78)	(1,325)	(149)	(1,842)	(54)	(616)
Class C	(1,218)	(22,556)	(792)	(13,648)	(516)	(6,363)	(330)	(3,746)
Class E	—	—	—	—	—	—	—	—
Class I	(876)	(16,472)	(91)	(1,551)	(510)	(6,356)	(126)	(1,542)
Class Y	(846)	(15,827)	(604)	(10,593)	(331)	(4,406)	(307)	(3,762)
Net increase (decrease)	9,599	$178,044	3,393	$ 60,588	(417)	$ (4,809)	2,186	$ 29,516

	Ivy Global Natural Resources Fund				Ivy Real Estate Securities Fund			
	Year ended 3-31-12		Year ended 3-31-11		Year ended 3-31-12		Year ended 3-31-11	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	21,566	$ 425,284	29,797	$ 570,283	3,679	$ 71,264	4,550	$ 79,702
Class B	510	9,151	717	12,466	73	1,401	93	1,616
Class C	3,977	70,673	7,949	135,052	180	3,457	260	4,610
Class E	78	1,557	101	1,965	11	222	22	377
Class I	40,284	816,076	49,478	944,413	104	2,028	148	2,542
Class R	1,299	25,380	1,804	35,358	48	928	38	678
Class Y	8,940	180,726	14,441	279,357	979	19,184	1,777	31,330
Shares issued in reinvestment of distributions to shareholders:								
Class A	—	—	—	—	40	760	119	2,057
Class B	—	—	—	—	—	—	—*	9
Class C	—	—	—	—	—	—	3	48
Class E	—	—	—	—	—*	4	1	9
Class I	—	—	—	—	2	28	4	67
Class R	—	—	—	—	—*	3	—*	6
Class Y	—	—	—	—	47	876	97	1,664
Shares redeemed:								
Class A	(49,788)	(979,217)	(53,659)	(997,714)	(3,502)	(67,568)	(3,154)	(55,122)
Class B	(2,604)	(45,108)	(2,639)	(44,293)	(129)	(2,452)	(108)	(1,861)
Class C	(15,663)	(260,835)	(18,232)	(295,721)	(225)	(4,247)	(244)	(4,411)
Class E	(58)	(1,135)	(29)	(568)	(9)	(168)	(4)	(77)
Class I	(48,925)	(931,345)	(35,203)	(665,953)	(192)	(3,645)	(147)	(2,571)
Class R	(1,289)	(25,052)	(1,069)	(19,838)	(40)	(778)	(12)	(205)
Class Y	(14,231)	(271,366)	(17,305)	(327,122)	(1,742)	(32,850)	(989)	(16,872)
Advisor Class	N/A	N/A	(13)	(253)	N/A	N/A	N/A	N/A
Net increase (decrease)	**(55,904)**	**$(985,211)**	**(23,862)**	**$(372,568)**	**(676)**	**$ (11,553)**	**2,454**	**$ 43,596**

	Ivy Science and Technology Fund			
	Year ended 3-31-12		Year ended 3-31-11	
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A	5,821	$ 185,883	6,651	$ 206,049
Class B	255	7,346	264	7,324
Class C	1,518	44,797	1,975	56,469
Class E	39	1,254	45	1,367
Class I	3,477	118,318	3,461	112,970
Class R	548	17,422	585	17,912
Class Y	4,011	133,161	5,265	169,827
Shares issued in reinvestment of distributions to shareholders:				
Class A	1,083	30,028	170	5,384
Class B	70	1,723	9	250
Class C	458	11,601	65	1,899
Class E	14	385	2	63
Class I	284	8,425	47	1,572
Class R	78	2,161	9	285
Class Y	771	22,342	137	4,491
Shares redeemed:				
Class A	(6,713)	(209,838)	(5,535)	(165,220)
Class B	(231)	(6,505)	(202)	(5,520)
Class C	(1,915)	(55,010)	(1,637)	(45,595)
Class E	(28)	(900)	(13)	(396)
Class I	(3,446)	(114,899)	(2,548)	(80,159)
Class R	(380)	(11,842)	(223)	(6,734)
Class Y	(5,562)	(181,219)	(4,754)	(148,177)
Net increase	**152**	**$ 4,633**	**3,773**	**$ 134,061**

10. FEDERAL INCOME TAX MATTERS ($ amounts in thousands)

For Federal income tax purposes, cost of investments owned at March 31, 2012 and the related unrealized appreciation (depreciation) were as follows:

Fund	Cost of Investments	Gross Appreciation	Gross Depreciation	Net Unrealized Appreciation (Depreciation)
Ivy Asset Strategy Fund	$19,613,024	$7,554,267	$438,776	$7,115,491
Ivy Asset Strategy New Opportunities Fund	368,624	43,623	31,132	12,491
Ivy Balanced Fund	377,935	82,735	191	82,544
Ivy Energy Fund	88,795	33,324	2,559	30,765
Ivy Global Natural Resources Fund	4,469,668	520,133	793,721	(273,588)
Ivy Real Estate Securities Fund	327,618	121,359	72	121,287
Ivy Science and Technology Fund	1,118,592	358,238	37,965	320,273

For Federal income tax purposes, the Funds' distributed and undistributed earnings and profit for the year ended March 31, 2012 and the post-October and late-year ordinary activity were as follows:

Fund	Distributed Ordinary Income	Undistributed Ordinary Income	Distributed Long-Term Capital Gains	Undistributed Long-Term Capital Gains	Tax Return of Capital	Post-October Capital Losses Deferred	Late-Year Ordinary Losses Deferred
Ivy Asset Strategy Fund	$253,777	$305,217	$ —	$ —	$—	$563,602	$ —
Ivy Asset Strategy New Opportunities Fund	144	—	—	—	—	24,931	—
Ivy Balanced Fund	2,558	—	1,914	389	—	—	—
Ivy Energy Fund	—	—	—	—	—	—	213
Ivy Global Natural Resources Fund	—	6,680	—	—	—	—	8,093
Ivy Real Estate Securities Fund	1,690	629	—	—	—	—	—
Ivy Science and Technology Fund	1,602	—	84,689	4,987	—	—	3,560

Internal Revenue Code regulations permit each Fund to elect to defer into its next fiscal year capital losses incurred between each November 1 and the end of its fiscal year. Each Fund is also permitted to defer into its next fiscal year late-year ordinary losses that arise from the netting of activity generated between each November 1 and the end of its fiscal year on certain specified ordinary items along with the activity generated between each January 1 and the end of its fiscal year on all other non-specified ordinary items. Distributions shown above may be reported differently to individual shareholders.

Accumulated capital losses represent net capital loss carryovers as of March 31, 2012 that may be available to offset future realized capital gains and thereby reduce future capital gains distributions. Under the Regulated Investment Company Modernization Act of 2010 (the "Modernization Act"), a Fund is permitted to carry forward capital losses incurred in taxable years beginning after December 22, 2010 for an unlimited period. Any losses incurred during those future taxable years will be required to be utilized prior to any losses incurred in pre-enactment taxable years which have only an eight year carryforward period. As a result of this ordering rule, pre-enactment capital loss carryovers may expire unused. Additionally, post-enactment capital losses that are carried forward will retain their character as either short-term or long-term capital losses rather than being considered all short-term as under the previous law. The Fund's first fiscal year end subject to the Modernization Act is March 31, 2012. The following table shows the expiration dates for capital loss carryovers from pre-enactment taxable years and the amounts of capital loss carryovers, if any, by each of the applicable Funds electing to be taxed as a RIC during the year ended March 31, 2012:

Fund	Pre-Enactment							Post-Enactment	
	2013	2014	2015	2016	2017	2018	2019	Short-Term Capital Loss Carryover	Long-Term Capital Loss Carryover
Ivy Asset Strategy Fund	$—	$—	$—	$—	$2,202,547	$1,651,528	$959,230	$ —	$ —
Ivy Asset Strategy New Opportunities Fund	—	—	—	—	—	—	606	38,502	—
Ivy Balanced Fund	—	—	—	—	—	—	—	—	—
Ivy Energy Fund	—	—	—	—	2,319	9,795	—	4,453	111
Ivy Global Natural Resources Fund	—	—	—	—	—	1,529,206	—	—	—
Ivy Real Estate Securities Fund	—	—	—	—	—	53,673	—	—	—
Ivy Science and Technology Fund	—	—	—	—	—	—	—	—	—

Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sales, post-October capital losses, late-year ordinary losses, foreign currency transactions, net operating losses and expiring capital loss carryovers. Reclassifications of these differences are periodically made to align financial reporting with tax reporting. At March 31, 2012, the following reclassifications were made: Ivy Asset Strategy Fund reclassified permanent differences relating to differing treatments of currency option income and Passive Foreign Investment Company (PFIC) transactions; Ivy Asset Strategy New Opportunities Fund reclassified permanent differences relating to differing treatments of PFIC transactions, net operating losses, and non-deductible start up costs; Ivy Balanced Fund reclassified permanent differences relating to differing treatments of mortgage-backed security paydowns; Ivy Energy Fund reclassified permanent differences relating to differing treatments of partnership transactions and net operating losses; Ivy Global Natural Resources Fund reclassified permanent differences relating to differing treatments of PFIC transactions; Ivy Science and Technology Fund reclassified permanent differences relating to differing treatments of net operating losses.

To the Shareholders and Board of Trustees of Ivy Funds:

We have audited the accompanying statements of assets and liabilities, including the schedules of investments, of Ivy Asset Strategy Fund, Ivy Balanced Fund, Ivy Energy Fund, Ivy Global Natural Resources Fund, Ivy Real Estate Securities Fund, and Ivy Science and Technology Fund, (the "Funds"), six of the series constituting Ivy Funds (the "Trust"), as of March 31, 2012, and the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended. We have also audited the accompanying statement of assets and liabilities, including the schedule of investments, of Ivy Asset Strategy New Opportunities Fund, one of the series constituting the Trust, as of March 31, 2012, the related statement of operations for the year then ended, and the statements of changes in net assets and the financial highlights for the year then ended and for the period from May 3, 2010 (the commencement of operations) through March 31, 2011. These financial statements and financial highlights are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of March 31, 2012, by correspondence with the custodian and brokers; where replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the Funds constituting the Ivy Funds as of March 31, 2012, the results of their operations for the year then ended, and the changes in their net assets and the financial highlights for each of the periods presented, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Kansas City, MO
May 18, 2012

The Funds hereby designate the following amounts of dividends paid from net ordinary income as dividends qualifying for the 70% dividends received deduction for corporations or as qualified dividend income for individuals for the tax period ended March 31, 2012:

	Dividends Received Deduction for Corporations	Qualified Dividend Income for Individuals
Ivy Asset Strategy Fund	$175,586,544	$253,777,212
Ivy Asset Strategy New Opportunities Fund	25,956	141,341
Ivy Balanced Fund	2,557,987	2,557,987
Ivy Energy Fund	—	—
Ivy Global Natural Resources Fund	—	—
Ivy Real Estate Securities Fund	—	—
Ivy Science and Technology Fund	1,601,958	1,601,958

The Funds hereby designate the following amounts as distributions of long-term capital gains:

Ivy Asset Strategy Fund	$ —
Ivy Asset Strategy New Opportunities Fund	—
Ivy Balanced Fund	1,914,123
Ivy Energy Fund	—
Ivy Global Natural Resources Fund	—
Ivy Real Estate Securities Fund	—
Ivy Science and Technology Fund	84,688,964

Shareholders are advised to consult with their tax advisors concerning the tax treatment of dividends and distributions from all the Funds.

The tax status of dividends paid will be reported to you on from 1099-DIV after the close of the applicable calendar year.

BOARD OF TRUSTEES AND OFFICERS
Ivy Funds

The Trust is governed by the Board of Trustees (the Board). A majority of the Board members are not "interested persons" as defined in Section 2(a)(19) of the 1940 Act and therefore qualify as Disinterested Trustees. The Board elects the officers who are responsible for administering the Funds' day-to-day operations. The Waddell & Reed Fund Complex (Fund Complex) is comprised of the Ivy Family of Funds and the Advisors Fund Complex, which is comprised of each of the funds in the Waddell & Reed Advisors Funds (20 funds), Ivy Funds Variable Insurance Portfolios (26 funds) and InvestEd Portfolios (3 funds). Jarold W. Boettcher, Joseph Harroz, Jr., Henry J. Herrmann and Eleanor B. Schwartz also serve as trustees of each of the funds in the Advisors Fund Complex.

Joseph Harroz, Jr. serves as Independent Chair of the Trust's Board and of the Board of Trustees of Ivy Funds.

A Trustee serves until his or her successor is elected and qualified or until his or her earlier death, resignation or removal. The Board appoints officers and delegates to them the management of the day-to-day operations of each of the Funds, based on policies reviewed and approved by the Board, with general oversight by the Board.

The Statement of Additional Information (SAI) for the Trust includes additional information about the Trust's Trustees. The SAI is available without charge, upon request by calling 1.800.777.6472. It is also available on the Ivy Funds website, www.ivyfunds.com. Each Trustee became a Trustee in 2008, as reflected in the first date shown on the charts below. The second date shows when the Trustee first became a director/trustee of one or more of the funds that are the predecessors to current funds within the Fund Complex.

Disinterested Trustees

The following table provides information regarding each Disinterested Trustee.

Name, Address and Year of Birth	Position(s) Held with the Trust and Fund Complex	Trustee Since	Principal Occupation(s) During Past 5 Years	Other Directorships Held During Past 5 Years
Jarold W. Boettcher 6300 Lamar Avenue Overland Park, KS 66202 1940	Trustee	Trust: 2008 Fund Complex: 2002	President of Boettcher Enterprises, Inc. (agriculture products and services) (1979 to present); Boettcher Supply, Inc. (electrical and plumbing supplies distributor) (1979 to present); and Boettcher Aerial, Inc. (Aerial Ag Applicator) (1979 to present)	Director of Guaranty State Bank & Trust Co. (financial services); Director of Guaranty, Inc. (financial services); Member of Kansas Board of Regents (2007 to 2011) ; Governance Committee Member of Kansas State University Foundation; Director, Kansas Bioscience Authority (2009 to 2011); Trustee of Advisors Fund Complex (49 portfolios overseen)
James D. Gressett 6300 Lamar Avenue Overland Park, KS 66202 1950	Trustee	Trust: 2008 Fund Complex: 2002	Secretary of Streetman Homes, LLP (homebuilding company) (2001 to present); Chief Executive Officer (CEO) of PacPizza LLC (Pizza Hut franchise) (2000 to present); Partner, Century Bridge Partners (2007 to 2009); Manager, Premium Gold Foods (2006 to present)	None
Joseph Harroz, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1967	Independent Chair Trustee	Trust: 2008 Trust: 2008 Fund Complex: 1998	Dean of the College of Law, University Vice President and Director of Law Center of University of Oklahoma (2010 to present); President of Graymark HealthCare (a NASDAQ listed company) (2008 to 2010); Vice President and General Counsel of the Board of Regents, University of Oklahoma (1996 to 2008); Adjunct Professor, University of Oklahoma Law School (1997 to 2010); Managing Member, Harroz Investments, LLC (commercial enterprise investments)(1998 to present)	Director, Graymark HealthCare (2008 to present); Director and Shareholder Valliance Bank, N.A.; Independent Director, LSQ Manager, Inc. (2007 to present); Trustee, the Melbourne Family Support Organization (2006 to present)(non-profit); Trustee of Advisors Fund Complex (49 portfolios overseen)
Glendon E. Johnson, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1951	Trustee	Trust: 2008 Fund Complex: 2002	Of Counsel, Lee & Smith, PC (law firm) (1996 to present); Co-owner, Manager and Vice President of the Board, Castle Valley Ranches, LLC (ranching) (1995 to present); Formerly, Partner of Kelley, Drye & Warren LLP (law firm)(1989-1996) and Lane & Edson PC (law firm) (1987-1996; Member of Executive Committee of Lane & Edson (1988-1989)	Director, Thomas Foundation for Cancer Research

Name, Address and Year of Birth	Position(s) Held with the Trust and Fund Complex	Trustee Since	Principal Occupation(s) During Past 5 Years	Other Directorships Held During Past 5 Years
Eleanor B. Schwartz 6300 Lamar Avenue Overland Park, KS 66202 1937	Trustee	Trust: 2008 Fund Complex: 1995	Professor Emeritus, University of Missouri at Kansas City (2003 to present); Professor of Business Administration, University of Missouri at Kansas City (until 2003); formerly Dean, Bloch School of Business (1980-1986), Vice Chancellor (1988-1991), Chancellor (1992-1999) Chancellor Emeritus, University of Missouri at Kansas City (1999 to present)	Director, Menorah Medical Center Foundation; Director, Economic Development Corporation of Kansas City; Director, Country Club Bank, Kansas City; Trustee of Advisors Fund Complex (49 portfolios overseen)
Michael G. Smith 6300 Lamar Avenue Overland Park, KS 66202 1944	Trustee	Trust: 2008 Fund Complex: 2002	Formerly, Managing Director of Global Investor Client Strategy of Merrill Lynch (1996-1998); Managing Director, head of Regional Institutional Sales (1995-1996) and Managing Director, U.S. Central Region of Merrill Lynch (1986-1995, 1999)	Director of Executive Board, Cox Business School, Southern Methodist University; Director of Northwestern Mutual Life Series Funds (29 portfolios overseen); Director, TDAX Independence Funds ; Director, CTMG, Inc. (clinical testing)
Edward M. Tighe 6300 Lamar Avenue Overland Park, KS 66202 1942	Trustee	Trust: 2008 Fund Complex: 2002	Retired; formerly CEO and Director of Asgard Holding, LLC (computer network and security services) (2002 to 2004); President of Citgo Technology Management (1995-2000); CEO, Global Mutual Fund Services (1993-2000); Senior Vice President, Templeton Global Investors (1988-1992)	Trustee of Hansberger Institutional Funds (2000-2007)

Interested Trustees

A Trustee is "interested" by virtue of his/her engagement as an officer of Waddell & Reed Financial, Inc. (WDR) or its wholly owned subsidiaries, including each Fund's investment manager, IICO, the Fund's principal underwriter, IFDI, and each Fund's accounting services agent, Waddell & Reed Services Company, doing business as WI Services Company (WISC), as well as by virtue of his/her personal ownership in shares of WDR.

Name, Address and Year of Birth	Position(s) Held With the Trust and Fund Complex	Trustee Since	Principal Occupation(s) During Past 5 Years	Other Directorships Held During Past 5 Years
Henry J. Herrmann 6300 Lamar Avenue Overland Park, KS 66202 1942	President

Trustee | Trust: 2008 Fund Complex: 2001

Trust: 2008 Fund Complex: 1998 | Chairman of WDR (2010 to present); CEO of WDR (2005 to present); President, CEO and Chairman of IICO (2002 to present); President, CEO and Chairman of Waddell & Reed Investment Management Company (WRIMCO) (1993 to present); President and Trustee of each of the funds in the Fund Complex | Director of WDR, IICO, WRIMCO, WISC and Waddell & Reed, Inc.; Trustee of each of the funds in the Advisors Fund Complex (49 portfolios overseen); Director, Blue Cross Blue Shield of Kansas City; Director, United Way of Greater Kansas City |

Officers

The Board has appointed officers who are responsible for the day-to-day business decisions based on policies it has established. The officers serve at the pleasure of the Board. In addition to Mr. Herrmann, who is President, the Funds' officers are:

Name, Address and Year of Birth	Position(s) Held With the Trust and Fund Complex	Officer Since	Principal Occupation(s) During Past 5 Years
Mara D. Herrington 6300 Lamar Avenue Overland Park KS 66202 1964	Vice President

Secretary | Trust: 2008 Fund Complex: 2006

Trust: 2008 Fund Complex: 2006 | Vice President and Secretary of each of the funds in the Fund Complex (2006 to present); Vice President of WRIMCO and IICO (2006 to present) |

Name, Address and Year of Birth	Position(s) Held With the Trust and Fund Complex	Officer Since	Principal Occupation(s) During Past 5 Years
Joseph W. Kauten 6300 Lamar Avenue Overland Park KS 66202 1969	Vice President	Trustee: 2008 Fund Complex: 2006	Principal Financial Officer of each of the funds in the Fund Complex (2006 to present); Vice President, Treasurer and Principal Accounting Officer of each of the funds in the fund Complex (2006 to present)
	Treasurer	Trust: 2008 Fund Complex: 2006	
	Principal Accounting Officer	Trust: 2008 Fund Complex: 2006	
	Principal Financial Officer	Trust: 2008 Fund Complex: 2007	
Scott J. Schneider 6300 Lamar Avenue Overland Park KS 66202 1968	Vice President	Trust: 2008 Fund Complex: 2006	Chief Compliance Officer (2004 to present) and Vice President (2006 to present) of each of the Funds in the Fund Complex
	Chief Compliance Officer	Trust: 2008 Fund Complex: 2004	
Daniel C. Schulte 6300 Lamar Avenue Overland Park KS 66202 1965	Vice President	Trust: 2008 Fund Complex: 2000	Senior Vice President and General Counsel of WDR, Waddell & Reed, WRIMCO and WISC (2000 to present); Senior Vice President and General Counsel of IICO (2002 to present); Vice President, General Counsel and Assistant Secretary of each of the funds in the Fund Complex (2000 to present)
	General Counsel	Trust: 2008 Fund Complex: 2000	
	Assistant Secretary	Trust: 2008 Fund Complex: 2000	
Phillip A. Shipp 1969	Assistant Secretary	Trust: 2012 Fund Complex: 2012	Assistant Secretary of each of the funds in the Fund Complex (2012 to present)

Ivy Funds

The following privacy notice is issued by Ivy Funds (the Funds), Ivy Investment Management Company (IICO) and Ivy Funds Distributor, Inc. (IFDI).

Information Collected

We collect nonpublic personal information about you from your account application and other forms that you may deliver to us, and from your transactions with us and our affiliates. This is information that regulators consider necessary for the proper servicing of your account. In order to effect your transactions and service your account properly, we may disclose all of the information that we collect, as described above, to firms that assist us in servicing your account, such as our transfer agent.

Confidentiality of Information Collected

All records containing your nonpublic personal information are kept at our various service providers. These entities include IICO, IFDI and our transfer agent and administrative services provider. We require these affiliates, and any non-affiliated service providers, to protect the confidentiality of your information and to use the information only for the purposes for which disclosure to them is made. The Funds, IICO, IFDI and other service providers restrict access to nonpublic personal information about you to those employees who need to know that information to provide products and services to you and maintain physical, electronic, and procedural safeguards that comply with federal standards to maintain the security of your nonpublic personal information.

Disclosure of Information in Limited Circumstances

We do not disclose nonpublic personal information about present or former customers to nonaffiliated third parties, except as permitted or required by law. In connection with servicing your account, your nonpublic personal information may be shared among the entities named in this notice, their affiliates, and non-affiliates, including a transfer agent or other service companies. We will adhere to the policies and practices above for both current and former customers.

PROXY VOTING INFORMATION
Ivy Funds

Proxy Voting Guidelines

A description of the policies and procedures Ivy Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.800.777.6472 and (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

Proxy Voting Records

Information regarding how the Trust voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through the Ivy Funds' website at www.ivyfunds.com and on the SEC's website at www.sec.gov.

QUARTERLY PORTFOLIO SCHEDULE INFORMATION
Ivy Funds

Portfolio holdings can be found on the Trust's website at www.ivyfunds.com. Alternatively, a complete schedule of portfolio holdings of each Fund for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Trust's Form N-Q. These holdings may be viewed in the following ways:

- On the SEC's website at www.sec.gov.

- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

HOUSEHOLDING NOTICE
Ivy Funds

If you currently receive one copy of the shareholder reports and prospectus for your household (even if more than one person in your household owns shares of the Trust) and you would prefer to receive separate shareholder reports and prospectuses for each account holder living at your address, you can do either of the following:

Fax your request to 800.532.2749.

Write to us at the address listed on the back cover.

Please list each account for which you would like to receive separate shareholder reports and prospectus mailings. We will resume sending separate documents within 30 days of receiving your request.

TO ALL TRADITIONAL IRA PLANHOLDERS:
Ivy Funds

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. A Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed representative or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

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The Ivy Funds Family

Domestic Equity Funds

Ivy Core Equity Fund

Ivy Dividend Opportunities Fund

Ivy Large Cap Growth Fund

Ivy Micro Cap Growth Fund

Ivy Mid Cap Growth Fund

Ivy Small Cap Growth Fund

Ivy Small Cap Value Fund

Ivy Tax-Managed Equity Fund

Ivy Value Fund

Global/International Funds

Ivy Cundill Global Value Fund

Ivy European Opportunities Fund

Ivy International Balanced Fund

Ivy International Core Equity Fund

Ivy International Growth Fund

Ivy Managed European/Pacific Fund

Ivy Managed International Opportunities Fund

Ivy Pacific Opportunities Fund

Specialty Funds

Ivy Asset Strategy Fund

Ivy Asset Strategy New Opportunities Fund

Ivy Balanced Fund

Ivy Energy Fund

Ivy Global Natural Resources Fund

Ivy Real Estate Securities Fund

Ivy Science and Technology Fund

Fixed Income Funds

Ivy Bond Fund

Ivy Global Bond Fund

Ivy High Income Fund

Ivy Limited-Term Bond Fund

Ivy Money Market Fund

Ivy Municipal Bond Fund

Ivy Municipal High Income Fund

1.800.777.6472

Visit us online at www.ivyfunds.com

The Ivy Funds are managed by Ivy Investment Management Company and distributed by its subsidiary, Ivy Funds Distributor, Inc.

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Ivy Funds, call your financial advisor or visit us online at www.ivyfunds.com. Please read the prospectus, or summary prospectus, carefully before investing.

ANN-IVYSPEC (3-12)

Annual Report

March 31, 2012

Ivy Funds

Ivy Bond Fund
Ivy Core Equity Fund
Ivy Cundill Global Value Fund
Ivy Dividend Opportunities Fund
Ivy European Opportunities Fund
Ivy Global Bond Fund
Ivy High Income Fund
Ivy International Balanced Fund
Ivy International Core Equity Fund
Ivy International Growth Fund
Ivy Large Cap Growth Fund
Ivy Limited-Term Bond Fund
Ivy Managed European/Pacific Fund

Ivy Managed International Opportunities Fund
Ivy Micro Cap Growth Fund
Ivy Mid Cap Growth Fund
Ivy Money Market Fund
Ivy Municipal Bond Fund
Ivy Municipal High Income Fund
Ivy Pacific Opportunities Fund
Ivy Small Cap Growth Fund
Ivy Small Cap Value Fund
Ivy Tax-Managed Equity Fund
Ivy Value Fund



IVY FUNDS®
THE WORLD COVERED℠

CONTENTS
Ivy Funds

This report is submitted for the general information of the shareholders of Ivy Funds. It is not authorized for distribution to prospective investors in the Funds unless preceded or accompanied by a current Ivy Funds prospectus, or summary prospectus, and current performance information, including current Lipper ranking information.



Henry J. Herrmann, CFA

Dear Shareholder:

The year since our last report to you has seen the U.S. economic recovery continue despite facing a number of challenges that produced significant volatility across the financial markets. Calendar year 2011 will be remembered for a wild ride that concluded with stock indexes ending almost exactly where they started the year. The calendar turn to 2012, however, was accompanied by a stock rally that saw the S&P 500 Index gain 12 percent over the first three months of the year. In March, the index reached its highest point since summer 2008.

Many have noted that U.S. equities did well after the first calendar quarter of 2011, but then gave back the gains over the summer. Are we set up for that again? Certainly, some of the economic performance that boosted stocks during 2012's January to March period was related to record-setting warm weather that made early spring feel like summer in many parts of the U.S. The full impact of weather pulling activity from the second quarter into the first won't be clear for some time. While there was some benefit, it was probably not a great amount.

In addition to the impact of the weather, it is important to note that we avoided a major negative economic shock in the first quarter of calendar 2012. Oil prices have moved higher in connection with rising tensions between Iran and Israel, but the magnitude has not been as great as a year ago and has stabilized recently. Fortunately, the great disruption from Japan also has not been repeated.

U.S. stocks began to move higher in late 2011. For the fiscal year ending March 31, 2012, the S&P 500 Index was up 8.54 percent (including reinvested dividends). International markets, as represented by the MSCI EAFE Index, declined 5.77 percent (including reinvested dividends). Fixed-income markets, as measured by the Citigroup Broad Based Investment Grade Index, returned 7.74 percent over the period.

Certainly, it is not time to sound an "all clear" for equities. We know that the market will be influenced by several factors in the months ahead, most notably the U.S. election. Looking internationally, Middle East tensions are a continuing concern and the situation in Europe, while improved, is in no way resolved. There are, however, clear positive signs. Although unemployment remains high, it has improved more quickly than most forecasters predicted. Additionally, monetary policy remains extremely accommodative and the Federal Reserve has extended its commitment to low interest rates into 2014.

We will continue monitoring these and other economic developments in the months ahead but will be paying special attention to the election, which we believe will be among the most important in recent history, and unemployment, which may be the key factor influencing both the election and the markets.

Economic Snapshot

	3/31/12	3/31/11
S&P 500 Index	1,408.47	1,325.83
MSCI EAFE Index	1,553.46	1,702.54
10-Year Treasury Yield	2.23%	3.47%
U.S. unemployment rate	8.2%	8.8%
30-year fixed mortgage rate	3.97%	4.84%
Oil price per barrel	$ 103.02	$ 106. 72

Sources: Bloomberg, U.S. Department of Labor

All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. Citigroup Broad Investment Grade Index is an unmanaged index comprised of securities that represent the bond market. Annualized yield to maturity is the rate of return anticipated on a bond if it is held until the maturity date. It is not possible to invest directly in any of these indexes. Mortgage rates are from BankRate and reflect the overnight national average rate on a conventional 30-year fixed loan. Oil prices reflect the market price of West Texas intermediate grade crude.

As always, we thank you for your continued trust and partnership, and encourage you to share in our optimism for the future.

Respectfully,

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of the Ivy Funds and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended March 31, 2012.

Actual Expenses

The first section in the following table provides information about actual account values and actual expenses for each share class. You may use the information in this section, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first section under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. These fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Simple IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $18 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per

customer. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the following table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second section in the following table provides information about hypothetical account values and hypothetical expenses for each share class based on the Fund's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second section in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Expenses paid may be impacted by expense reduction arrangements. If those arrangements had not been in place, expenses paid would have been higher. See Note 5 to the Financial Statements for further information.

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 9-30-11	Ending Account Value 3-31-12	Expenses Paid During Period*	Beginning Account Value 9-30-11	Ending Account Value 3-31-12	Expenses Paid During Period*	
Ivy Bond Fund							
Class A	$1,000	$1,026.60	$ 5.47	$1,000	$1,019.60	$ 5.45	1.08%
Class B	$1,000	$1,021.30	$10.71	$1,000	$1,014.42	$10.68	2.12%
Class C	$1,000	$1,022.90	$ 9.10	$1,000	$1,016.03	$ 9.07	1.79%
Class E	$1,000	$1,026.30	$ 5.77	$1,000	$1,019.31	$ 5.76	1.14%
Class I	$1,000	$1,028.40	$ 3.85	$1,000	$1,021.25	$ 3.84	0.75%
Class Y	$1,000	$1,027.00	$ 5.17	$1,000	$1,019.92	$ 5.15	1.02%
Ivy Core Equity Fund							
Class A	$1,000	$1,271.10	$ 7.27	$1,000	$1,018.58	$ 6.46	1.28%
Class B	$1,000	$1,264.00	$13.24	$1,000	$1,013.34	$11.78	2.33%
Class C	$1,000	$1,265.80	$11.67	$1,000	$1,014.67	$10.38	2.07%
Class E	$1,000	$1,270.90	$ 7.61	$1,000	$1,018.29	$ 6.76	1.34%
Class I	$1,000	$1,272.70	$ 5.23	$1,000	$1,020.35	$ 4.65	0.93%
Class Y	$1,000	$1,271.00	$ 6.70	$1,000	$1,019.10	$ 5.96	1.18%

See footnotes on page 8.

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 9-30-11	Ending Account Value 3-31-12	Expenses Paid During Period*	Beginning Account Value 9-30-11	Ending Account Value 3-31-12	Expenses Paid During Period*	
Ivy Cundill Global Value Fund							
Class A	$1,000	$1,221.60	$10.44	$1,000	$1,015.58	$ 9.47	1.88%
Class B	$1,000	$1,216.00	$15.96	$1,000	$1,010.62	$14.48	2.88%
Class C	$1,000	$1,218.50	$13.42	$1,000	$1,012.92	$12.18	2.42%
Class E	$1,000	$1,224.10	$ 8.79	$1,000	$1,017.11	$ 7.97	1.58%
Class I	$1,000	$1,226.20	$ 7.01	$1,000	$1,018.71	$ 6.36	1.26%
Class Y	$1,000	$1,226.80	$ 6.57	$1,000	$1,019.06	$ 5.96	1.19%
Ivy Dividend Opportunities Fund							
Class A	$1,000	$1,264.30	$ 7.25	$1,000	$1,018.59	$ 6.46	1.28%
Class B	$1,000	$1,259.50	$12.31	$1,000	$1,014.14	$10.98	2.17%
Class C	$1,000	$1,259.90	$11.41	$1,000	$1,014.95	$10.18	2.01%
Class E	$1,000	$1,264.00	$ 7.70	$1,000	$1,018.16	$ 6.86	1.37%
Class I	$1,000	$1,266.20	$ 5.33	$1,000	$1,020.32	$ 4.75	0.94%
Class Y	$1,000	$1,264.70	$ 6.68	$1,000	$1,019.07	$ 5.96	1.19%
Ivy European Opportunities Fund							
Class A	$1,000	$1,197.50	$10.22	$1,000	$1,015.71	$ 9.37	1.86%
Class B	$1,000	$1,191.20	$15.89	$1,000	$1,010.53	$14.58	2.89%
Class C	$1,000	$1,193.20	$13.49	$1,000	$1,012.69	$12.38	2.46%
Class E**	$1,000	$1,200.50	$ 7.15	$1,000	$1,018.47	$ 6.56	1.31%
Class I	$1,000	$1,201.30	$ 6.49	$1,000	$1,019.13	$ 5.96	1.17%
Class Y	$1,000	$1,199.70	$ 7.81	$1,000	$1,017.85	$ 7.16	1.43%
Ivy Global Bond Fund							
Class A	$1,000	$1,052.50	$ 5.13	$1,000	$1,020.05	$ 5.05	0.99%
Class B	$1,000	$1,048.40	$ 8.91	$1,000	$1,016.29	$ 8.77	1.74%
Class C	$1,000	$1,048.40	$ 8.91	$1,000	$1,016.29	$ 8.77	1.74%
Class I	$1,000	$1,053.90	$ 3.80	$1,000	$1,021.30	$ 3.74	0.74%
Class Y	$1,000	$1,053.50	$ 5.03	$1,000	$1,020.05	$ 4.95	0.99%
Ivy High Income Fund							
Class A	$1,000	$1,122.00	$ 5.20	$1,000	$1,020.14	$ 4.95	0.97%
Class B	$1,000	$1,117.70	$ 9.32	$1,000	$1,016.20	$ 8.87	1.76%
Class C	$1,000	$1,118.20	$ 8.90	$1,000	$1,016.57	$ 8.47	1.69%
Class E	$1,000	$1,119.90	$ 7.21	$1,000	$1,018.22	$ 6.86	1.36%
Class I	$1,000	$1,123.60	$ 3.82	$1,000	$1,021.41	$ 3.64	0.72%
Class Y	$1,000	$1,122.20	$ 5.20	$1,000	$1,020.15	$ 4.95	0.97%
Ivy International Balanced Fund							
Class A	$1,000	$1,120.30	$ 7.63	$1,000	$1,017.82	$ 7.26	1.44%
Class B	$1,000	$1,114.90	$12.80	$1,000	$1,012.89	$12.18	2.42%
Class C	$1,000	$1,117.20	$11.01	$1,000	$1,014.56	$10.48	2.09%
Class E	$1,000	$1,121.20	$ 7.00	$1,000	$1,018.36	$ 6.66	1.33%
Class I	$1,000	$1,123.00	$ 5.20	$1,000	$1,020.13	$ 4.95	0.97%
Class Y	$1,000	$1,121.80	$ 6.58	$1,000	$1,018.78	$ 6.26	1.24%

See footnotes on page 8.

Ivy Funds

(UNAUDITED)

Fund	Actual[1] Beginning Account Value 9-30-11	Actual[1] Ending Account Value 3-31-12	Actual[1] Expenses Paid During Period*	Hypothetical[2] Beginning Account Value 9-30-11	Hypothetical[2] Ending Account Value 3-31-12	Hypothetical[2] Expenses Paid During Period*	Annualized Expense Ratio Based on the Six-Month Period
Ivy International Core Equity Fund							
Class A	$1,000	$1,164.70	$ 8.01	$1,000	$1,017.57	$ 7.47	1.49%
Class B	$1,000	$1,159.40	$12.85	$1,000	$1,013.11	$11.98	2.38%
Class C	$1,000	$1,161.10	$11.56	$1,000	$1,014.27	$10.78	2.15%
Class E	$1,000	$1,164.80	$ 8.23	$1,000	$1,017.36	$ 7.67	1.53%
Class I	$1,000	$1,166.50	$ 5.74	$1,000	$1,019.68	$ 5.35	1.06%
Class Y	$1,000	$1,165.50	$ 7.15	$1,000	$1,018.40	$ 6.66	1.32%
Ivy International Growth Fund							
Class A	$1,000	$1,212.00	$ 8.30	$1,000	$1,017.55	$ 7.57	1.49%
Class B	$1,000	$1,206.20	$13.90	$1,000	$1,012.43	$12.68	2.51%
Class C	$1,000	$1,206.90	$13.46	$1,000	$1,012.84	$12.28	2.43%
Class E**	$1,000	$1,213.60	$ 6.97	$1,000	$1,018.75	$ 6.36	1.25%
Class I	$1,000	$1,214.60	$ 6.20	$1,000	$1,019.38	$ 5.65	1.12%
Class Y	$1,000	$1,213.00	$ 7.63	$1,000	$1,018.10	$ 6.96	1.38%
Ivy Large Cap Growth Fund							
Class A	$1,000	$1,272.30	$ 6.48	$1,000	$1,019.26	$ 5.75	1.15%
Class B	$1,000	$1,265.60	$12.12	$1,000	$1,014.26	$10.78	2.15%
Class C	$1,000	$1,267.70	$11.11	$1,000	$1,015.23	$ 9.87	1.95%
Class E	$1,000	$1,272.50	$ 6.48	$1,000	$1,019.26	$ 5.75	1.15%
Class I	$1,000	$1,273.80	$ 5.00	$1,000	$1,020.60	$ 4.45	0.88%
Class R	$1,000	$1,270.90	$ 8.40	$1,000	$1,017.61	$ 7.47	1.48%
Class Y	$1,000	$1,273.40	$ 6.02	$1,000	$1,019.72	$ 5.35	1.06%
Ivy Limited-Term Bond Fund							
Class A	$1,000	$1,015.30	$ 4.53	$1,000	$1,020.53	$ 4.55	0.89%
Class B	$1,000	$1,011.10	$ 8.75	$1,000	$1,016.34	$ 8.77	1.73%
Class C	$1,000	$1,011.60	$ 8.25	$1,000	$1,016.83	$ 8.27	1.63%
Class E	$1,000	$1,014.80	$ 5.04	$1,000	$1,019.99	$ 5.05	1.00%
Class I	$1,000	$1,016.60	$ 3.23	$1,000	$1,021.76	$ 3.23	0.65%
Class Y	$1,000	$1,015.30	$ 4.53	$1,000	$1,020.53	$ 4.55	0.89%
Ivy Managed European/Pacific Fund							
Class A	$1,000	$1,180.70	$ 3.38	$1,000	$1,021.89	$ 3.13	0.62%
Class B	$1,000	$1,181.00	$ 8.51	$1,000	$1,017.18	$ 7.87	1.56%
Class C	$1,000	$1,179.50	$ 7.96	$1,000	$1,017.73	$ 7.36	1.45%
Class E**	$1,000	$1,181.10	$ 2.62	$1,000	$1,022.57	$ 2.43	0.49%
Class I	$1,000	$1,180.30	$ 1.42	$1,000	$1,023.73	$ 1.32	0.25%
Class Y	$1,000	$1,180.70	$ 2.83	$1,000	$1,022.45	$ 2.63	0.51%
Ivy Managed International Opportunities Fund							
Class A	$1,000	$1,167.60	$ 2.71	$1,000	$1,022.49	$ 2.53	0.50%
Class B	$1,000	$1,165.30	$ 7.80	$1,000	$1,017.85	$ 7.26	1.43%
Class C	$1,000	$1,165.60	$ 7.15	$1,000	$1,018.43	$ 6.66	1.31%
Class E**	$1,000	$1,167.00	$ 2.17	$1,000	$1,023.02	$ 2.02	0.40%
Class I	$1,000	$1,168.70	$ 0.87	$1,000	$1,024.24	$ 0.81	0.15%
Class Y	$1,000	$1,168.00	$ 2.38	$1,000	$1,022.81	$ 2.23	0.44%

See footnotes on page 8.

Ivy Funds

(UNAUDITED)

Fund	Actual(1) Beginning Account Value 9-30-11	Actual(1) Ending Account Value 3-31-12	Actual(1) Expenses Paid During Period*	Hypothetical(2) Beginning Account Value 9-30-11	Hypothetical(2) Ending Account Value 3-31-12	Hypothetical(2) Expenses Paid During Period*	Annualized Expense Ratio Based on the Six-Month Period
Ivy Micro Cap Growth Fund							
Class A	$1,000	$1,422.00	$10.78	$1,000	$1,016.12	$ 8.97	1.78%
Class B	$1,000	$1,413.80	$18.22	$1,000	$1,009.85	$15.17	3.03%
Class C	$1,000	$1,416.00	$16.07	$1,000	$1,011.74	$13.38	2.65%
Class I	$1,000	$1,425.40	$ 8.13	$1,000	$1,018.28	$ 6.76	1.34%
Class Y	$1,000	$1,423.90	$ 9.70	$1,000	$1,017.05	$ 8.07	1.59%
Ivy Mid Cap Growth Fund							
Class A	$1,000	$1,280.70	$ 7.87	$1,000	$1,018.06	$ 6.96	1.39%
Class B	$1,000	$1,275.10	$13.20	$1,000	$1,013.42	$11.68	2.32%
Class C	$1,000	$1,275.20	$12.17	$1,000	$1,014.32	$10.78	2.14%
Class E	$1,000	$1,278.50	$ 9.11	$1,000	$1,017.01	$ 8.07	1.60%
Class I	$1,000	$1,282.60	$ 5.93	$1,000	$1,019.75	$ 5.25	1.05%
Class R	$1,000	$1,278.80	$ 9.34	$1,000	$1,016.84	$ 8.27	1.63%
Class Y	$1,000	$1,281.50	$ 7.07	$1,000	$1,018.76	$ 6.26	1.25%
Ivy Money Market Fund							
Class A	$1,000	$1,000.10	$ 1.40	$1,000	$1,023.63	$ 1.42	0.27%
Class B**	$1,000	$1,000.10	$ 1.40	$1,000	$1,023.63	$ 1.42	0.27%
Class C**	$1,000	$1,000.10	$ 1.40	$1,000	$1,023.63	$ 1.42	0.27%
Class E	$1,000	$1,000.10	$ 1.40	$1,000	$1,023.63	$ 1.42	0.27%
Ivy Municipal Bond Fund							
Class A	$1,000	$1,043.70	$ 5.31	$1,000	$1,019.81	$ 5.25	1.04%
Class B	$1,000	$1,039.80	$ 9.08	$1,000	$1,016.08	$ 8.97	1.78%
Class C	$1,000	$1,039.70	$ 9.18	$1,000	$1,016.04	$ 9.07	1.79%
Class I	$1,000	$1,044.80	$ 4.19	$1,000	$1,020.89	$ 4.14	0.82%
Class Y	$1,000	$1,043.60	$ 5.31	$1,000	$1,019.82	$ 5.25	1.04%
Ivy Municipal High Income Fund							
Class A	$1,000	$1,062.60	$ 4.43	$1,000	$1,020.71	$ 4.34	0.86%
Class B	$1,000	$1,058.40	$ 8.44	$1,000	$1,016.76	$ 8.27	1.65%
Class C	$1,000	$1,058.60	$ 8.23	$1,000	$1,016.98	$ 8.07	1.60%
Class I	$1,000	$1,063.40	$ 3.61	$1,000	$1,021.50	$ 3.54	0.70%
Class Y	$1,000	$1,062.70	$ 4.43	$1,000	$1,020.71	$ 4.34	0.86%
Ivy Pacific Opportunities Fund							
Class A	$1,000	$1,176.00	$ 9.79	$1,000	$1,016.01	$ 9.07	1.80%
Class B	$1,000	$1,168.40	$16.05	$1,000	$1,010.16	$14.88	2.97%
Class C	$1,000	$1,171.30	$14.00	$1,000	$1,012.09	$12.98	2.58%
Class E**	$1,000	$1,178.80	$ 7.52	$1,000	$1,018.11	$ 6.96	1.38%
Class I	$1,000	$1,178.20	$ 6.86	$1,000	$1,018.70	$ 6.36	1.26%
Class Y	$1,000	$1,177.10	$ 8.16	$1,000	$1,017.46	$ 7.57	1.51%

See footnotes on page 8.

ILLUSTRATION OF FUND EXPENSES
Ivy Funds

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 9-30-11	Ending Account Value 3-31-12	Expenses Paid During Period*	Beginning Account Value 9-30-11	Ending Account Value 3-31-12	Expenses Paid During Period*	
Ivy Small Cap Growth Fund							
Class A	$1,000	$1,248.80	$ 8.55	$1,000	$1,017.44	$ 7.67	1.51%
Class B	$1,000	$1,242.30	$14.46	$1,000	$1,012.14	$12.98	2.57%
Class C	$1,000	$1,244.90	$12.23	$1,000	$1,014.13	$10.98	2.17%
Class E	$1,000	$1,248.60	$ 8.77	$1,000	$1,017.23	$ 7.87	1.55%
Class I	$1,000	$1,252.20	$ 5.97	$1,000	$1,019.67	$ 5.35	1.07%
Class R	$1,000	$1,248.40	$ 9.33	$1,000	$1,016.69	$ 8.37	1.66%
Class Y	$1,000	$1,251.00	$ 7.43	$1,000	$1,018.43	$ 6.66	1.31%
Ivy Small Cap Value Fund							
Class A	$1,000	$1,256.30	$ 9.48	$1,000	$1,016.56	$ 8.47	1.69%
Class B	$1,000	$1,248.70	$15.85	$1,000	$1,010.90	$14.18	2.82%
Class C	$1,000	$1,251.00	$13.62	$1,000	$1,012.86	$12.18	2.43%
Class E**	$1,000	$1,258.50	$ 6.89	$1,000	$1,018.86	$ 6.16	1.23%
Class I	$1,000	$1,260.00	$ 6.33	$1,000	$1,019.45	$ 5.65	1.11%
Class Y	$1,000	$1,257.70	$ 7.79	$1,000	$1,018.08	$ 6.96	1.38%
Ivy Tax-Managed Equity Fund							
Class A	$1,000	$1,241.70	$ 6.73	$1,000	$1,019.01	$ 6.06	1.20%
Class B	$1,000	$1,237.50	$ 9.73	$1,000	$1,016.26	$ 8.77	1.75%
Class C	$1,000	$1,237.80	$10.29	$1,000	$1,015.82	$ 9.27	1.84%
Class I	$1,000	$1,243.70	$ 4.94	$1,000	$1,020.62	$ 4.45	0.88%
Class Y	$1,000	$1,242.70	$ 6.28	$1,000	$1,019.38	$ 5.65	1.12%
Ivy Value Fund							
Class A	$1,000	$1,262.10	$ 8.48	$1,000	$1,017.52	$ 7.57	1.50%
Class B	$1,000	$1,254.30	$14.88	$1,000	$1,011.78	$13.28	2.64%
Class C	$1,000	$1,256.70	$12.52	$1,000	$1,013.92	$11.18	2.22%
Class E**	$1,000	$1,263.50	$ 6.56	$1,000	$1,019.18	$ 5.86	1.16%
Class I	$1,000	$1,264.30	$ 6.00	$1,000	$1,019.74	$ 5.35	1.05%
Class Y	$1,000	$1,263.20	$ 7.24	$1,000	$1,018.57	$ 6.46	1.29%

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended March 31, 2012, and divided by 366.

**Class closed to investment.

***These shares are not available for direct investments. However, they are available by exchange from Class B or Class C shares of another Ivy Fund.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column of this section.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.

Ivy Bond Fund

(UNAUDITED)

  

Thomas B. Houghton   David W. Land   Christopher R. Sebald

Ivy Bond Fund is subadvised by Advantus Capital Management, Inc.

Below, Thomas B. Houghton, CFA; David W. Land, CFA; and Christopher R. Sebald, CFA; portfolio managers of the Ivy Bond Fund, discuss positioning, performance and results for the fiscal year ended March 31, 2012. Mr. Houghton has managed the Fund for seven years and has 19 years of industry experience. Mr. Land has managed the Fund for seven years and has 21 years of industry experience. Mr. Sebald has managed the Fund for eight years and has 23 years of industry experience.

Fiscal Year Performance

For the 12 months ended March 31, 2012

Ivy Bond (Class A shares at net asset value)	**6.83%**
Benchmark(s) and/or Lipper Category	
Barclays Capital U.S. Aggregate Bond Index	**7.71%**
Citigroup Broad Based Investment Grade Index	**7.74%**
(generally reflects the performance of securities representing the world's bond markets)	
Lipper Corporate Debt A Rated Funds Universe Average	**7.38%**
(generally reflects the performance of the universe of funds with similar investment objectives)	

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

The Fund's benchmark index changed in January to the Barclays Capital U.S. Aggregate Bond Index. Barclay's Capital is a market-capitalization-weighted index representing most U.S. traded investment grade bonds. For comparison purposes, both indexes are included in this year's annual report.

The Fund underperformed its benchmark mainly due to fees and expenses, which are not included in index returns. The Fund also underperformed the Lipper Corporate Debt A Rated Funds Universe Average for the 12 months ended March 31, 2012. Most of the underperformance relative to its peer group occurred in the three-month period ended March 31, 2012. While all non-government credit sectors enjoyed a strong start to 2012, some of the more volatile sectors, such as home construction, building materials and subordinated debt of financial institutions, had the strongest performance relative to other sectors. We held little of these securities due to our overall concerns about holding positions in the riskiest sectors and this lead to underperformance relative to the peer group.

Slow growth

Much like last year, the U.S. economy continued to grow over the year, but did so at subpar levels and with some help from the Federal Reserve. The economy grew at less than one percent through the first half of the year, the employment picture weakened and the European situation flared up again, as the prospect of a Greek default weighed heavily on the markets. On top of that, in early August, Standard & Poor's downgraded U.S. debt from AAA to AA+, due to an ugly budget battle and threat of a technical default. The Fed reacted forcefully. At its August meeting it took the unprecedented step of promising to keep rates low for at least two more years. Later in September it also announced its plan (dubbed "Operation Twist") to purchase longer-term Treasury securities and sell shorter-dated ones. The program was designed to lower longer-term rates and thus stimulate borrowing and growth domestically.

While the Fed's response was strong, the same could not be said for European policy makers. While equities rallied a bit after the Fed's actions, they lost momentum midway into the fourth quarter. The saga of the European sovereign debt crisis continued, with Spain and Italy being swept up in credit concerns, along with European policymakers mustering what could at best be described as a disoriented response. Just when the European zone looked to be headed for disaster, things changed overnight in December when the European Central Bank (ECB) issued unlimited three-year liquidity provisions (loans) to European banks. This so-called Long-Term Refinancing Option (LTRO) significantly reduced concerns over a possible replay of the global banking system crisis.

In the U.S., better employment numbers, improved housing and somewhat stronger business sentiment produced a rosy market outlook in the first quarter of 2012. The market improved so much, investors began to wonder whether the Fed would raise rates much sooner than its projected 2014 date. U.S. unemployment claims remained below 400,000 nearly every week in the quarter. Housing provided some hope of a recovery, with lower inventory, stronger housing starts and residential investment beginning to turn up, even if only slightly.

The first quarter of 2012 was one of the best periods in recent years for risk assets overall, and for non-government bonds in particular. Spreads on non-government bonds narrowed dramatically, generating very strong excess returns and positive total returns, especially when considering that interest rates rose during the quarter.

Adjusting strategies

Based on our views of economic growth, inflation and interest rates, we adjusted the Fund's sector exposure. In the second quarter of 2011, most investors were betting on a recovery lasting through the end of the year. We remained skeptical that growth would continue and reduced portfolio holdings in corporate and other non-government bonds in the second quarter of 2011, as the business cycle began the turn toward lower growth. We continued to reduce such holdings as the business cycle turned lower, with Gross Domestic Product (GDP) disappointing expectations and unemployment claims rising. We lengthened bond portfolio maturities to protect against falling interest rates if the recovery stumbled. When it did, interest rates fell to as low as 1.72 percent on the 10-year Treasury.

We increased exposure to agency mortgage-backed securities (MBS) during this time to provide for higher yields compared to Treasuries. In the fourth quarter of 2011, we again increased the Fund's exposure to corporate bonds to obtain higher yields. We increased exposure to corporate bonds further in the first quarter of 2012 in response to the ECB's LTRO program. We added exposure mainly to consumer cyclicals and financials.

We continued to actively trade individual securities to take advantage of undervalued situations in the non-government bond markets. We reversed those trades when we believed that relative values had reverted.

We emphasized corporate bonds and commercial mortgage-backed securities (CMBS). We held a higher weight than our benchmark in these classes earlier in 2011, and then we reduced that weight before the economic slowdown. Commercial real estate, particularly CMBS, continued to perform very well and we maintained an overweight position compared to the benchmark for the year. In the latter half of 2011, we lowered the Fund's holdings in large banks exposed to continuing mortgage problems from the financial crisis, and indirectly to the European government bond crisis. In early 2012, we added exposure to banks that are primarily deposit-funded and domestically focused. We also added to consumer cyclical, capital goods and pipelines.

Looking ahead

"Is this the end of the 30-plus year bond rally?" is the question many bond investors are asking. Investors remain concerned that rates, after reaching a low of 1.7 percent on the 10-year Treasury bond in 2011, have nowhere to go but up. Rates had fallen for nearly three decades, making investors skittish over the possibility of a reversal. Since rates have little room to fall further (they're already close to zero) it is only practical to consider the alternative. When interest rates in March rose 40 basis points over a few short weeks, concerns over a further rise to come seemed more than justified by many.

Although it may be practical to consider a rate increase, we believe that a multi-percentage point rise in yields and a full-fledged switch to a bond bear market is far from inevitable. In the 1940s, when the U.S. was struggling with high government debt, interest rates stayed low for about eight years before rising. The 10-year Treasury yield has been around two percent for a little more than six months. It wouldn't be unusual if it stayed low for an extended period.

The markets recently have experienced more jubilant times, particularly after last autumn when the financial crisis emanating from Europe consumed investors with worry. Much of the improvement is due to easy money policies from the central banks throughout the world.

However, there is concern that economic improvement might now begin to slow, that the U.S. business cycle may take a bit of a breather and that Europe may continue to nudge closer to recession. We believe that financial markets could follow such a path as well. While fundamentals for non-government bonds may still look attractive, we believe the pace of their relative performance is likely to slow, and may even reverse somewhat, in the coming months.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted. Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. These and other risks are more fully described in the Fund's prospectus.

Certain U.S. government securities in which the Fund may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. However, other U.S. government securities in which the Fund may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB) are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.

On Sept. 7, 2008, the Federal Housing Finance Agency (FHFA), an agency of the U.S. government, placed Fannie Mae and Freddie Mac into conservatorship, a statutory process with the objective of returning the entities to normal business operations. FHFA will act as the conservator to operate Fannie Mae and Freddie Mac until they are stabilized. It is unclear what effect this conservatorship will have on the securities issued or guaranteed by Fannie Mae or Freddie Mac.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed. The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Bond Fund.

Ivy Bond Fund

ALL DATA IS AS OF MARCH 31, 2012 (UNAUDITED)

Asset Allocation

Bonds	**96.4%**
United States Government and Government Agency Obligations	41.9%
Corporate Debt Securities	35.6%
Mortgage-Backed Securities	9.8%
Asset-Backed Securities	7.8%
Municipal Bonds – Taxable	1.3%
Cash and Cash Equivalents and Equities	**3.6%**

Lipper Rankings

Category: Lipper Corporate Debt Funds A Rated	Rank	Percentile
1 Year	55/116	48
3 Year	44/98	45
5 Year	82/90	91
10 Year	47/58	80

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Quality Weightings

Investment Grade	**83.7%**
AAA	7.1%
AA	45.5%
A	10.1%
BBB	21.0%
Non-Investment Grade	**12.7%**
BB	11.1%
B	0.6%
CCC	0.4%
Below CCC	0.5%
Non-rated	0.1%
Cash and Cash Equivalents and Equities	**3.6%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.

Ivy Bond Fund

(UNAUDITED)


Ivy Bond Fund, Class A Shares(1) $13,669
Barclays Capital U.S. Aggregate Bond Index $16,204
Citigroup Broad Investment Grade Index $16,399
Lipper Corporate Debt A Rated Funds Universe Average $15,934
$20,000
$10,000
$0
9-30 2002
9-30 2003
3-31 2004
3-31 2005
3-31 2006
3-31 2007
3-31 2008
3-31 2009
3-31 2010
3-31 2011
3-31 2012

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A	Class B	Class C	Class E	Class I	Class Y
1-year period ended 3-31-12	0.68%	1.68%	6.03%	0.65%	7.19%	6.91%
5-year period ended 3-31-12	2.75%	2.59%	3.18%	—	—	4.00%
10-year period ended 3-31-12	4.02%	—	—	—	—	—
Since inception of Class(3) through 3-31-12	—	2.66%	2.93%	2.64%	4.35%	3.83%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I and Class Y shares are not subject to sales charges.

(3)12-8-03 for Class B, Class C and Class Y shares and 4-2-07 for Class E and Class I shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

The Advantus Bond Fund merged into the Ivy Bond Fund on December 8, 2003. The performance shown for periods prior to this date is that of the Advantus Bond Fund Class A shares, restated to reflect current sales charges applicable to Ivy Bond Fund Class A shares. Performance has not been restated to reflect the fees and expenses applicable to the Ivy Bond Fund. If these expenses were reflected, performance shown would differ.

Ivy Bond Fund *(in thousands)*

PREFERRED STOCKS	Shares	Value
Diversified REITs – 0.1%		
PS Business Parks, Inc., 7.000% Cumulative	11	$ 264
Specialized REITs – 0.0%		
Public Storage, Inc., 6.250% Cumulative	2	56
TOTAL PREFERRED STOCKS – 0.1%		$ 320
(Cost: $315)		

ASSET–BACKED SECURITIES	Principal	
Ally Auto Receivable Trust 2010-1B, 3.290%, 3–15–15 (A)	$4,000	4,129
America West Airlines, Inc. Pass-Through Certificates, Series 2000-1, 8.057%, 7–2–20	1,696	1,755
America West Airlines, Inc., Pass Through Certificates, Series 1999-1, 7.930%, 1–2–19	1,172	1,207
American Airlines Pass-Through Trust Series 2005-1, 12.000%, 9–29–12 (A)	599	587
AmeriCredit Automobile Receivables Trust 2010-4B, 1.990%, 10–8–15	385	389
AmeriCredit Automobile Receivables Trust 2011-1, 2.850%, 8–8–16	1,380	1,414
Capital Auto Receivables Asset Trust 2007-1, 6.570%, 9–16–13 (A)	625	626
Capital Auto Receivables Asset Trust 2007-2, 8.300%, 2–18–14 (A)	1,000	1,015
Capital Auto Receivables Asset Trust 2007-3, 8.000%, 3–17–14 (A)	480	490
Chrysler Financial Auto Securitization Trust 2010-A, 1.650%, 11–8–13	1,780	1,779
Continental Airlines 2001-1 A-1, 8.048%, 11–1–20	1,091	1,220
Continental Airlines Pass–Through Certificates 2010-1B, 6.000%, 1–12–19	960	950
Continental Airlines Pass-Through Certificates, Series 2006-1, 0.834%, 6–2–13 (B)	925	888
Continental Airlines Pass-Through Certificates, Series 2009–2, 7.250%, 11–10–19	704	789
Continental Airlines, Inc. Class B Pass Through Certificates, Series 2012-1B, 6.250%, 4–11–20	1,000	1,018
CountryPlace Manufactured Housing Contract Trust 2005-1:		
4.800%, 12–15–35 (A)(B)	959	963
5.200%, 12–15–35 (A)(B)	300	279
Ford Credit Auto Owner Trust 2009-B A3, 2.790%, 8–15–13	40	40
Green Tree Financial Corporation, Manufactured Housing Contract, Pass-Through Certificates, Series 1993–3 A7, 6.400%, 10–15–18	73	74

ASSET–BACKED SECURITIES (Continued)	Principal	Value
Green Tree Financial Corporation, Manufactured Housing Contract, Pass-Through Certificates, Series 1994-5 A5, 8.300%, 11–15–19	$ 340	$ 346
Green Tree Financial Corporation, Manufactured Housing Contract, Pass-Through Certificates, Series 1996-4 A6, 7.400%, 6–15–27	849	899
Honda Auto Receivables 2009-3 Owner Trust, 3.300%, 9–15–15	1,270	1,288
Nordstrom Credit Card Master Note Trust II, Series 2011-1A, 2.280%, 11–15–19 (A)	2,680	2,738
Origen Manufactured Housing Contract Trust 2004-A, 5.700%, 1–15–35	691	722
Origen Manufactured Housing Contract Trust 2004–B:		
4.750%, 8–15–21	384	386
5.730%, 11–15–35 (B)	831	876
Origen Manufactured Housing Contract Trust 2005-A, 5.860%, 6–15–36 (B)	89	91
Origen Manufactured Housing Contract Trust 2005-B, 5.910%, 1–15–37	700	729
Santander Drive Auto Receivables Trust 2010-B, 2.100%, 9–15–14 (A)	1,457	1,465
Santander Drive Auto Receiveables Trust 2011-4, 1.370%, 3–16–15	1,365	1,371
World Financial Network Credit Card Master Note Trust, Ser 2006-A, 0.372%, 2–15–17 (A)(B)	4,800	4,780
CVS Caremark Corporation Pass-Through Trust:		
6.036%, 12–10–28	2,948	3,232
6.943%, 1–10–30	590	678
TOTAL ASSET-BACKED SECURITIES – 7.8%		$ 39,213
(Cost: $38,724)		

CORPORATE DEBT SECURITIES		
Aerospace – 0.3%		
BE Aerospace, Inc., 5.250%, 4–1–22	1,640	1,656
Airlines – 0.7%		
United Air Lines, Inc., 10.400%, 11–1–16	875	998
US Airways Group, Inc. Class A, 6.250%, 4–22–23	1,306	1,326
US Airways Group, Inc. Class B, 8.500%, 4–22–17	940	940
		3,264
Apparel Retail – 0.1%		
Limited Brands, Inc., 5.625%, 2–15–22	680	686

Ivy Bond Fund (in thousands) MARCH 31, 2012

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Application Software – 0.4%		
Intuit Inc.,		
5.750%, 3–15–17	$1,780	$ 2,041
Auto Parts & Equipment – 1.0%		
Dana Holding Corporation:		
6.500%, 2–15–19	1,500	1,589
6.750%, 2–15–21	1,500	1,597
Delphi Corporation,		
6.125%, 5–15–21 (A)	300	320
Tenneco Inc.,		
6.875%, 12–15–20	850	914
		4,420
Automobile Manufacturers – 0.4%		
Hyundai Capital Services, Inc.,		
4.375%, 7–27–16 (A)	2,000	2,092
Automotive Retail – 0.5%		
AutoNation, Inc.,		
5.500%, 2–1–20	2,460	2,497
Banking – 2.2%		
HSBC Bank USA, N.A.,		
6.000%, 8–9–17	4,235	4,610
HSBC USA Inc.,		
2.375%, 2–13–15	1,975	1,989
PNC Bank, N.A.,		
6.875%, 4–1–18	720	855
Wachovia Bank, N.A.,		
6.600%, 1–15–38	3,510	4,178
		11,632
Biotechnology – 0.2%		
Gilead Sciences, Inc.,		
5.650%, 12–1–41	1,135	1,209
Cable & Satellite – 0.4%		
EchoStar DBS Corporation,		
7.750%, 5–31–15	1,890	2,148
Computer Hardware – 0.9%		
Hewlett–Packard Company,		
3.300%, 12–9–16	4,160	4,327
Consumer Finance – 2.2%		
AmeriGas Partners, L.P. and AmeriGas Finance Corp.,		
6.500%, 5–20–21	477	484
Capital One Bank USA N.A.,		
8.800%, 7–15–19	2,330	2,848
Discover Bank,		
8.700%, 11–18–19	1,930	2,401
Discover Financial Services,		
6.450%, 6–12–17	660	737
Ford Motor Company LLC,		
5.000%, 5–15–18	3,165	3,279
Ford Motor Credit Company LLC,		
5.625%, 9–15–15	1,500	1,595
		11,344
Distillers & Vintners – 0.6%		
Pernod Ricard S.A.,		
5.750%, 4–7–21 (A)	2,700	2,989

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Diversified Banks – 0.7%		
U.S. Bank, N.A.,		
3.778%, 4–29–20	$3,140	$ 3,278
Electric Utilities – 1.0%		
Cleveland Electric Illuminating Company, (The),		
5.950%, 12–15–36	2,240	2,402
Southwestern Electric Power Company,		
5.550%, 1–15–17	2,395	2,691
		5,093
Food Retail – 0.3%		
Tesco plc,		
2.000%, 12–5–14 (A)	1,550	1,576
Health Care Services – 1.3%		
Aristotle Holding, Inc.,		
3.500%, 11–15–16 (A)	3,200	3,341
Medco Health Solutions, Inc.,		
7.125%, 3–15–18	1,030	1,233
Quest Diagnostics Incorporated,		
5.750%, 1–30–40	1,815	1,889
		6,463
Health Care Supplies – 0.7%		
Bio–Rad Laboratories, Inc.,		
4.875%, 12–15–20	3,375	3,452
Industrial Conglomerates – 0.6%		
Tyco International Finance S.A.,		
8.500%, 1–15–19	2,300	2,980
Integrated Telecommunication Services – 0.9%		
CenturyLink, Inc.,		
7.650%, 3–15–42	3,480	3,263
Qwest Communications International Inc.,		
7.125%, 4–1–18	1,500	1,601
		4,864
Investment Banking & Brokerage – 0.7%		
Goldman Sachs Group, Inc. (The),		
6.250%, 9–1–17	970	1,063
Morgan Stanley,		
6.250%, 8–28–17	2,200	2,316
		3,379
IT Consulting & Other Services – 0.4%		
BMC Software, Inc.,		
4.250%, 2–15–22	2,190	2,195
Life & Health Insurance – 0.4%		
StanCorp Financial Group, Inc.,		
6.875%, 10–1–12	450	463
Symetra Financial Corporation,		
6.125%, 4–1–16 (A)	1,450	1,476
		1,939
Managed Health Care – 0.8%		
Cigna Corporation,		
5.375%, 2–15–42	3,450	3,528
Coventry Health Care,		
Inc., 6.125%, 1–15–15	415	449
		3,977

Ivy Bond Fund (in thousands) MARCH 31, 2012

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Metal & Glass Containers – 0.7%		
Ball Corporation:		
7.375%, 9–1–19	$ 500	$ 553
6.750%, 9–15–20	2,720	2,978
		3,531
Multi–Utilities – 0.6%		
CMS Energy Corporation:		
2.750%, 5–15–14	600	600
8.750%, 6–15–19	1,825	2,225
		2,825
Office REITs – 0.4%		
Alexandria Real Estate Equities, Inc., 4.600%, 4–1–22	1,845	1,805
Oil & Gas – 0.8%		
Cimarex Energy Co., 5.875%, 5–1–22	500	510
Husky Energy Inc., 3.950%, 4–15–22	3,685	3,708
		4,218
Oil & Gas Equipment & Services – 0.3%		
Weatherford International Ltd., 5.950%, 4–15–42	1,700	1,688
Oil & Gas Exploration & Production – 1.9%		
Concho Resources Inc., 5.500%, 10–1–22	2,500	2,463
Continental Resources, 5.000%, 9–15–22 (A)	3,250	3,266
QEP Resources, Inc., 5.375%, 10–1–22	3,635	3,603
		9,332
Oil & Gas Refining & Marketing – 0.8%		
NuStar Logistics, L.P., 7.650%, 4–15–18	3,300	3,905
Oil & Gas Storage & Transportation – 4.2%		
Chesapeake Midstream Partners, L.P. and CHKM Finance Corp., 6.125%, 7–15–22 (A)	500	504
El Paso Natural Gas Company, 7.500%, 11–15–26	3,290	3,810
El Paso Pipeline Partners Operating Company, L.L.C., 6.500%, 4–1–20	375	419
El Paso Pipeline Partners Operating Company, LLC, 5.000%, 10–1–21	690	715
Energy Transfer Partners, L.P., 9.000%, 4–15–19	2,770	3,434
Kinder Morgan Finance Company, ULC, 6.000%, 1–15–18 (A)	1,215	1,289
Regency Energy Partners LP and Regency Energy Finance Corp.:		
6.875%, 12–1–18	1,000	1,058
6.500%, 7–15–21	2,000	2,120
Sunoco Logistics Partners Operations L.P.:		
6.850%, 2–15–40	1,265	1,445
6.100%, 2–15–42	935	1,019

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Oil & Gas Refining & Marketing (Continued)		
Western Gas Partners, LP, 5.375%, 6–1–21	$1,890	$ 2,026
Williams Partners L.P., 7.250%, 2–1–17	770	926
WPX Energy, Inc., 5.250%, 1–15–17 (A)	2,260	2,249
		21,014
Other Diversified Financial Services – 1.8%		
Citigroup Funding Inc., 4.450%, 1–10–17	3,280	3,435
Citigroup Inc., 6.010%, 1–15–15	1,080	1,173
JPMorgan Chase Bank N.A.:		
5.875%, 6–13–16	1,170	1,294
6.000%, 7–5–17	215	244
6.000%, 10–1–17	2,368	2,709
		8,855
Paper Packaging – 0.4%		
RockTenn, 4.450%, 3–1–19 (A)	2,160	2,169
Pharmaceuticals – 0.3%		
Mylan Inc., 6.000%, 11–15–18 (A)	1,500	1,568
Property & Casualty Insurance – 0.8%		
Liberty Mutual Group Inc., 5.000%, 6–1–21 (A)	2,645	2,641
Liberty Mutual Group, Inc., 7.300%, 6–15–14 (A)	1,000	1,072
OneBeacon U.S. Holdings, Inc., 5.875%, 5–15–13	200	206
		3,919
Railroads – 0.7%		
BNSF Funding Trust I, 6.613%, 12–15–55	2,985	3,104
Real Estate Operating Companies – 0.4%		
Colonial Realty Limited Partnership, 5.500%, 10–1–15	1,830	1,930
Research & Consulting Services – 0.1%		
Dun & Bradstreet Corporation (The), 2.875%, 11–15–15	705	726
Residential REITs – 0.2%		
UDR, Inc., 4.625%, 1–10–22	1,175	1,202
Retail REITs – 0.1%		
Westfield Group, 7.500%, 6–2–14 (A)	600	663
Specialized Finance – 0.3%		
International Lease Finance Corporation, 6.500%, 9–1–14 (A)	1,300	1,373
Specialized REITs – 1.7%		
HCP, Inc.:		
6.700%, 1–30–18	775	895
3.750%, 2–1–19	1,660	1,650

Ivy Bond Fund *(in thousands)* MARCH 31, 2012

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Specialized REITs (Continued)		
Health Care REIT, Inc.,		
4.125%, 4–1–19	$2,830	$ 2,806
Healthcare Realty Trust Incorporated,		
5.125%, 4–1–14	824	859
Nationwide Health Properties, Inc.:		
6.250%, 2–1–13	600	621
6.000%, 5–20–15	1,000	1,081
Ventas Realty, Limited Partnership and Ventas Capital Corporation,		
4.250%, 3–1–22	1,185	1,151
		9,063
Tobacco – 0.8%		
Altria Group, Inc.,		
10.200%, 2–6–39	2,650	4,098
Trading Companies & Distributors – 0.3%		
AmeriGas Finance Corp. and AmeriGas Finance LLC,		
6.750%, 5–20–20	1,500	1,523
Wireless – 0.1%		
Virgin Media Finance plc,		
5.250%, 2–15–22	350	347
Wireless Telecommunication Service – 0.2%		
Crown Castle International Corp.,		
6.113%, 1–15–20 (A)	850	944
TOTAL CORPORATE DEBT SECURITIES – 35.6%		**$179,303**
(Cost: $174,075)		

MORTGAGE–BACKED SECURITIES	Principal	Value
Commercial Mortgage–Backed Securities – 6.6%		
7 WTC Depositor, LLC Trust 2012-WTC Commercial Mortgage Pass–Through Certificates, Series 2012-7WTC,		
4.082%, 3–13–31 (A)	2,560	2,598
Bear Stearns Commercial Mortgage Securities Trust 2004-PWR4,		
5.468%, 6–11–41 (B)	1,598	1,715
COMM 2012-9W57 Mortgage Trust, Class A,		
2.365%, 2–10–29 (A)	3,230	3,251
COMM 2012–LC4 Mortgage Trust, Class A-4,		
3.288%, 12–10–44	3,370	3,378
Commercial Mortgage Asset Trust:		
6.975%, 1–17–32	1,870	1,941
7.800%, 11–17–32 (B)	1,000	1,074
Extended Stay America Trust 2010-ESH,		
2.951%, 11–5–27 (A)	980	989
Extended Stay America Trust, Commercial Mortgage Pass-Through Certificates, Series 2010-ESH,		
4.860%, 11–5–27 (A)	1,905	1,929
GMAC Commercial Mortgage Securities,		
5.940%, 7–1–13 (A)	3	2
Hometown Commercial Capital, LLC Hometown Commercial Mortgage Pass-Through Notes 2006-1,		
5.506%, 11–11–38 (A)	1,666	996

MORTGAGE-BACKED SECURITIES (Continued)	Principal	Value
Commercial Mortgage–Backed Securities (Continued)		
Hometown Commercial Trust 2007-1, Commercial Mortgage–Backed Notes, Series 2007-1,		
6.057%, 6–11–39 (A)	$ 313	$ 203
J.P. Morgan Chase Commercial Mortgage Securities Trust 2009-IWST, Commercial Mortgage Pass-Through Certificates, Series 2009-IWST:		
2.230%, 12–5–27 (A)(B)	6,080	739
7.693%, 12–5–27 (A)(B)	1,600	1,818
J.P. Morgan Chase Commercial Mortgage Securities Trust 2011-PLSD,		
5.143%, 11–13–44 (A)	2,350	2,463
LB-UBS Commercial Mortgage Trust 2003-C7,		
5.116%, 7–15–37 (A)(B)	1,000	942
Morgan Stanley Capital I Trust 2012-C4,		
3.773%, 3–15–45	945	940
Multi Security Asset Trust LP, Commercial Mortgage-Backed Securities Pass-Through Certificates, Series 2005-RR4:		
5.000%, 11–28–35 (A)	1,325	1,325
5.880%, 11–28–35 (A)(B)	1,280	800
Nomura Asset Securities Corporation, Commercial Mortgage Pass-Through Certificates, Series 1998-D6,		
6.000%, 3–15–30 (A)	500	512
Prudential Securities Secured Financing Corporation, Commercial Mortgage Pass-Through Certficates, Series 2003-PWR1,		
4.775%, 2–11–36 (A)	1,516	1,486
Vornado DP LLC Trust 2010, Commercial Mortgage Pass-Through Certificates, Series 2010-VNO,		
5.280%, 9–13–28 (A)	1,200	1,285
WFRBS Commercial Mortgage Trust 2001-C2 A-2,		
3.791%, 2–15–44 (A)	1,485	1,574
WFRBS Commercial Mortgage Trust 2011-C5,		
3.667%, 11–15–44 (B)	1,135	1,179
		33,139
Non–Agency REMIC/CMO – 0.6%		
Banco Hipotecario Nacional:		
7.916%, 7–25–09 (A)(C)	31	—*
0.000%, 3–25–12 (A)(C)	10	—*
7.540%, 5–31–17 (A)(C)	—*	—
Bear Stearns Mortgage Securities Inc.,		
8.000%, 11–25–29	224	206
GS Mortgage Securities Trust 2011-GC5,		
2.999%, 8–10–44	2,300	2,387
Mellon Residential Funding,		
6.750%, 6–25–28	8	8
		2,601
Other Mortgage-Backed Securities – 2.6%		
Aames Mortgage Trust 2001-4,		
6.650%, 1–25–32 (B)	386	225
ABFS Mortgage Loan Trust 2001-2,		
7.490%, 12–25–31 (B)	588	424
Asset Securitization Corporation:		
8.621%, 8–13–29 (B)(E)	437	27
7.189%, 2–14–43 (B)	170	171

Ivy Bond Fund (in thousands) MARCH 31, 2012

MORTGAGE-BACKED SECURITIES (Continued)	Principal	Value
Other Mortgage-Backed Securities (Continued)		
Banc of America Alternative Loan Trust 2003-05, 5.500%, 7–25–33	$ 957	$ 198
Banc of America Alternative Loan Trust 2005-06, 6.000%, 7–25–35	581	131
Banc of America Alternative Loan Trust 2005-10, 5.547%, 11–25–35 (B)	188	5
Banc of America Alternative Loan Trust 2005-12, 5.663%, 1–25–36 (B)	57	—*
Banc of America Mortgage Trust 2003-09, 5.500%, 12–25–33	566	152
Banc of America Mortgage Trust 2004-03, 4.875%, 4–25–19	189	172
Banc of America Mortgage Trust 2007-01, 6.000%, 3–25–37	106	—*
Bank of America Mortgage Securities, Inc., Mortgage Pass-Through Certificates, Series 2003-3, 5.500%, 5–25–33	1,160	1,189
BlackRock Capital Finance, 7.750%, 9–25–26 (A)	485	63
C-Bass 2006-MH1 Trust:		
5.970%, 10–25–36 (A)(B)	1,211	1,252
6.240%, 10–25–36 (A)(B)	88	93
CHL Mortgage Pass-Through Trust 2004-J4, 5.250%, 5–25–34	424	369
Collateralized Mortgage Obligation Trust, 5.000%, 7–1–18	13	14
CWHEQ Home Equity Loan Trust, Series 2006-S6, 5.962%, 3–25–34 (B)	137	76
CWHEQ Home Equity Loan Trust, Series 2007-S2, 5.934%, 5–25–37 (B)	361	237
First Horizon Mortgage Pass-Through Trust 2003-8, 5.137%, 10–25–33 (B)	223	78
First Horizon Mortgage Pass-Through Trust 2007-4, 5.500%, 8–25–22	296	276
Global Mortgage Securitization 2005-A Ltd. and Global Mortgage Securitization 2005-A LLC:		
5.250%, 4–25–32	589	482
5.399%, 4–25–32 (B)	913	598
Global Mortgage Securitization Ltd. and Global Mortgage Securitization, LLC: 5.250%, 11–25–32 (A)	1,190	915
GMACM Home Equity Loan Trust 2006-HE3, 6.088%, 10–25–36 (B)	286	190
GMACM Home Equity Loan Trust 2007-HE1, 5.952%, 8–25–37 (B)	570	370
Impac CMB Trust Series 2003-2F, 7.000%, 1–25–33 (B)	362	295
J.P. Morgan Mortgage Trust 2004-A3, 2.749%, 7–25–34 (B)	332	297
J.P. Morgan Mortgage Trust 2006-A2:		
2.650%, 11–25–33 (B)	420	416
2.689%, 8–25–34 (B)	1,887	1,113
J.P. Morgan Mortgage Trust 2007-A1, 3.216%, 7–25–35 (B)	22	—*
Merrill Lynch Mortgage Investors, Inc. Mortgage Pass-Through Certificates Series 1997-C2, 6.250%, 12–10–29	$1,121	$ 1,136
Morgan Stanley Capital I Trust 2004-TOP15, 5.030%, 6–13–41	483	496
Prudential Home Mortgage Securities:		
6.730%, 4–28–24 (A)(B)	1	1
7.886%, 9–28–24 (A)(B)	3	2
RALI Series 2003-QS10 Trust, 5.750%, 5–25–33	169	152
RASC Series 2003-KS10 Trust, 6.410%, 12–25–33	232	56
RFMSI Series 2004-S5 Trust: 4.500%, 5–25–19	234	195
Salomon Brothers Mortgage Securities VII, Inc., Mortgage Pass-Through Certificates, Series 1997-HUD1, 7.750%, 12–25–30 (B)	772	401
Structured Adjustable Rate Mortgage Loan Trust, Series 2005-21, 5.400%, 11–25–35 (B)	1,575	282
Structured Asset Mortgage Investments, Inc., 4.160%, 5–2–30 (B)	11	7
Structured Asset Securities Corporation:		
6.290%, 11–25–32 (B)	221	186
5.250%, 8–25–33	268	171
TimberStar Trust I, 6.208%, 10–15–36 (A)	560	594
Wells Fargo Alternative Loan 2007-PA3 Trust, 5.750%, 7–25–37	698	77
		13,584
TOTAL MORTGAGE–BACKED SECURITIES – 9.8%		**$ 49,324**
(Cost: $58,914)		

MUNICIPAL BONDS – TAXABLE	Principal	Value
Florida – 0.1%		
Sarasota Cnty, FL, Cap Impvt Rev Bonds, Ser 2010A, 7.016%, 10–1–40	520	576
New Jersey – 0.2%		
NJ Trans Trust Fund Auth, Trans Sys Bonds, Ser 2010C, 5.754%, 12–15–28	760	865
New York – 0.7%		
Port Auth of NY and NJ Consolidated Bonds, 168th Ser, 4.926%, 10–1–51	3,550	3,788
Washington – 0.3%		
Pub Util Dist No. 1, Douglas Cnty, WA, Wells Hydroelec Bonds, Ser 2010A, 5.450%, 9–1–40	1,205	1,305
TOTAL MUNICIPAL BONDS – TAXABLE – 1.3%		**$ 6,534**
(Cost: $5,916)		

Ivy Bond Fund (in thousands)

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
Agency Obligations – 0.1%		
Federal National Mortgage Association,		
5.500%, 2–1–35	$ 324	$ 355
Mortgage-Backed Obligations – 31.5%		
Federal Home Loan Mortgage Corporation Fixed Rate Participation Certificates:		
5.500%, 12–1–17	235	257
5.500%, 9–1–19	364	395
5.000%, 4–1–23	1,089	1,183
3.500%, 8–1–26	1,819	1,914
5.000%, 5–1–29	185	199
6.500%, 9–1–32	101	115
5.300%, 1–15–33	206	230
6.000%, 11–1–33	185	210
5.500%, 5–1–34	1,245	1,387
6.500%, 5–1–34	331	375
5.500%, 6–1–34	552	605
5.000%, 9–1–34	9	10
5.500%, 9–1–34	28	31
5.500%, 10–1–34	617	682
5.500%, 7–1–35	243	266
5.000%, 8–1–35	358	387
5.500%, 10–1–35	231	255
5.000%, 11–1–35	1,044	1,127
5.000%, 12–1–35	239	258
6.500%, 7–1–36	251	284
7.000%, 12–1–37	423	484
5.500%, 2–1–39	1,639	1,798
4.000%, 4–1–39 TBA	4,400	4,599
5.000%, 11–1–39	377	416
5.000%, 1–1–40	2,306	2,530
5.000%, 3–1–40	3,111	3,436
5.000%, 4–1–40	848	922
5.000%, 8–1–40	830	894
4.000%, 10–1–40	1,775	1,859
4.000%, 11–1–40	1,488	1,581
4.500%, 1–1–41	1,901	2,017
4.000%, 2–1–41	2,862	3,020
4.000%, 3–1–41	943	999
4.500%, 3–1–41	946	1,011
4.500%, 4–1–41	4,295	4,652
4.000%, 6–1–41	965	1,022
4.000%, 11–1–41	7,865	8,274
3.500%, 1–1–42	2,974	3,064
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
5.500%, 1–1–17	39	42
6.000%, 9–1–17	35	38
6.000%, 1–1–18	150	163
5.500%, 2–1–18	126	138
5.500%, 3–1–18	27	30
5.000%, 5–1–18	471	515
5.000%, 6–1–18	117	126
5.000%, 7–1–18	48	53
5.000%, 10–1–18	377	408
5.500%, 9–1–19	105	115
5.000%, 7–1–23	528	579
6.000%, 8–1–23	492	536
5.500%, 2–1–24	184	203
4.500%, 4–1–25	1,125	1,205
3.500%, 5–1–25 TBA	690	724
3.500%, 11–1–25	886	940
3.500%, 6–1–26	1,832	1,932
6.000%, 8–1–29	152	170
7.500%, 5–1–31	37	45
7.000%, 9–1–31	18	21

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
7.000%, 11–1–31	$ 159	$ 188
6.500%, 12–1–31	21	24
6.500%, 2–1–32	213	244
7.000%, 2–1–32	154	181
7.000%, 3–1–32	228	268
6.500%, 4–1–32	45	52
6.500%, 5–1–32	111	127
6.500%, 7–1–32	29	34
6.500%, 8–1–32	47	54
6.000%, 9–1–32	64	72
6.500%, 9–1–32	101	115
6.000%, 10–1–32	943	1,058
6.500%, 10–1–32	96	110
6.000%, 11–1–32	678	761
6.000%, 3–1–33	1,112	1,246
5.500%, 4–1–33	849	939
6.000%, 4–1–33	84	94
5.500%, 5–1–33	166	183
6.000%, 6–1–33	623	695
6.500%, 8–1–33	26	29
6.000%, 10–1–33	121	135
6.000%, 12–1–33	209	233
5.500%, 1–1–34	313	343
5.500%, 1–1–34	287	315
6.000%, 1–1–34	175	196
5.000%, 3–1–34	1,145	1,240
5.000%, 3–1–34	132	143
5.500%, 3–1–34	98	109
5.500%, 4–1–34	264	292
5.000%, 5–1–34	84	91
6.000%, 8–1–34	280	313
5.500%, 9–1–34	532	588
6.000%, 9–1–34	325	362
6.500%, 9–1–34	497	563
5.500%, 11–1–34	1,104	1,212
6.000%, 11–1–34	460	512
6.500%, 11–1–34	28	31
5.000%, 12–1–34	1,943	2,104
5.500%, 1–1–35	850	936
5.500%, 1–1–35	148	164
5.500%, 2–1–35	1,485	1,643
6.500%, 3–1–35	488	556
5.000%, 4–1–35	381	412
5.500%, 4–1–35	498	547
4.500%, 5–1–35	977	1,042
5.500%, 6–1–35	41	45
4.500%, 7–1–35	863	920
5.000%, 7–1–35	2,249	2,435
5.000%, 7–1–35	479	519
5.500%, 7–1–35	312	343
5.500%, 8–1–35	40	44
5.500%, 10–1–35	894	997
5.500%, 11–1–35	860	941
5.500%, 12–1–35	823	904
5.000%, 2–1–36	235	254
5.500%, 2–1–36	713	768
6.500%, 2–1–36	339	382
6.500%, 6–1–36	506	571
5.500%, 9–1–36	948	1,040
5.500%, 11–1–36	482	527
6.000%, 11–1–36	311	344
6.500%, 11–1–36	925	1,038
6.000%, 1–1–37	222	246
6.000%, 5–1–37	417	466
5.500%, 6–1–37	148	165
6.000%, 8–1–37	419	464

Ivy Bond Fund (in thousands) MARCH 31, 2012

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
6.000%, 9–1–37	$ 301	$ 336
7.000%, 10–1–37	45	51
5.500%, 3–1–38	623	694
5.000%, 4–1–38	715	794
5.500%, 5–1–38	875	954
6.000%, 10–1–38	1,529	1,694
6.000%, 12–1–38	538	597
4.500%, 6–1–39	457	492
5.000%, 12–1–39	824	916
5.500%, 12–1–39	913	1,003
5.000%, 3–1–40	2,403	2,638
4.000%, 4–1–40	1,590	1,667
6.000%, 6–1–40	894	986
4.500%, 10–1–40	1,827	1,946
4.000%, 12–1–40	2,818	2,957
3.500%, 4–1–41	2,968	3,059
4.000%, 4–1–41	2,113	2,239
4.500%, 4–1–41	2,723	2,912
5.000%, 4–1–41	483	534
4.500%, 7–1–41	2,804	3,006
4.000%, 8–1–41	2,670	2,803
4.000%, 9–1–41	2,931	3,100
4.000%, 10–1–41	2,887	3,052
3.500%, 11–1–41	5,625	5,798
3.500%, 1–1–42	1,489	1,534
Federal National Mortgage Association Non-Agency REMIC/CMO,		
4.500%, 7–25–24	1,875	2,070
Government National Mortgage Association Agency REMIC/CMO:		
0.463%, 3–16–34 (B)(E)	3,375	48
0.643%, 7–16–40 (B)(E)	1,126	23
0.000%, 3–16–42 (B)(D)(E)	3,088	—*
0.344%, 6–17–45 (B)(E)	9,765	200
Government National Mortgage Association Fixed Rate Pass-Through Certificates:		
6.250%, 7–15–24	114	130
5.000%, 7–15–33	487	539
5.000%, 7–15–34	396	439
5.500%, 12–15–34	567	636
5.000%, 1–15–35	681	754
5.000%, 12–15–35	900	996
4.000%, 6–20–36	1,384	1,498
5.500%, 7–15–38	549	618
5.500%, 10–15–38	454	513
5.500%, 2–15–39	349	392
5.000%, 12–15–39	261	291
5.000%, 1–15–40	2,369	2,633
4.000%, 4–13–40 TBA	1,000	1,073
4.500%, 6–15–40	941	1,033
5.000%, 7–15–40	790	876
4.000%, 12–20–40	936	1,012
4.000%, 8–1–41	968	1,018
4.000%, 10–15–41	985	1,062
United States Department of Veterans Affairs, Guaranteed REMIC Pass-Through Certificates, Vendee Mortgage Trust, 1995-1 Class 1,		
7.216%, 2–15–25 (B)	130	152

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
United States Department of Veterans Affairs, Guaranteed REMIC Pass-Through Certificates, Vendee Mortgage Trust, 1995-1 Class 2,		
7.793%, 2–15–25	$ 40	$ 46
		158,514
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 31.6%		**$158,869**
(Cost: $155,147)		
UNITED STATES GOVERNMENT OBLIGATIONS		
Treasury Inflation Protected Obligations – 0.3%		
United States Treasury Notes,		
1.875%, 7–15–13 (F)	1,358	1,429
Treasury Obligations – 10.0%		
United States Treasury Bonds:		
5.375%, 2–15–31 (G)	1,775	2,383
3.125%, 11–15–41	11,525	11,012
United States Treasury Notes:		
0.250%, 2–28–14	11,100	11,083
0.875%, 2–28–17	6,425	6,378
1.375%, 2–28–19	16,760	16,515
2.000%, 2–15–22	3,057	2,997
		50,368
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 10.3%		**$ 51,797**
(Cost: $51,663)		
SHORT-TERM SECURITIES		
Commercial Paper – 4.2%		
Danaher Corporation, 0.120%,		
4–23–12 (H)	3,000	3,000
E.I. du Pont de Nemours and Company:		
0.130%, 4–20–12 (H)	3,000	3,000
0.120%, 4–25–12 (H)	5,000	5,000
Ecolab Inc.,		
0.410%, 4–3–12 (H)	5,000	4,999
Kraft Foods Inc.,		
0.380%, 4–27–12 (H)	5,000	4,999
		20,998
Master Note – 0.1%		
Toyota Motor Credit Corporation,		
0.131%, 4-2-12 (I)	437	437
Municipal Obligations – Taxable – 0.2%		
CA Pollutn Ctl Fin Auth, Pollutn Ctl Rfdg Rev Bonds (Pacific Gas and Elec Co), Ser C (GTD by JPMorgan Chase Bank, N.A.),		
0.190%, 4-2-12 (I)	1,280	1,280
TOTAL SHORT-TERM SECURITIES – 4.5%		**$ 22,715**
(Cost: $22,715)		
TOTAL INVESTMENT SECURITIES – 101.0%		**$508,075**
(Cost: $507,469)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (1.0%)		**(5,189)**
NET ASSETS – 100.0%		**$502,886**

Ivy Bond Fund *(in thousands)* MARCH 31, 2012

Notes to Schedule of Investments

The following futures contracts were outstanding at March 31, 2012 (contracts unrounded):

Description	Type	Expiration Date	Number of Contracts	Market Value	Unrealized Appreciation (Depreciation)
U.S. 10 Year Treasury Note	Short	6-30-12	214	$(27,709)	$ 395
U.S. 30 Year Treasury Bond	Short	6-30-12	72	(9,918)	345
U.S. 5 Year Treasury Note	Long	6-30-12	158	19,361	(131)
				$(18,266)	$ 609

*Not shown due to rounding.

(A)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2012, the total value of these securities amounted to $74,033 or 14.7% of net assets.

(B)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2012.

(C)Non income producing

(D)Zero coupon bond.

(E)Interest-only security. Amount shown as principal represents notional amount for computation of interest.

(F)The interest rate for this security is a stated rate, but the interest payments are determined by multiplying the inflation-adjusted principal by one half of the stated rate for each semiannual interest payment date.

(G)All or a portion of the security position has been pledged as collateral on open futures contracts.

(H)Rate shown is the yield to maturity at March 31, 2012.

(I)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2012. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2012. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Preferred Stocks	$320	$ —	$ —
Asset-Backed Securities	—	30,799	8,414
Corporate Debt Securities	—	172,935	6,368
Mortgage-Backed Securities	—	44,128	5,196
Municipal Bonds	—	6,534	—
United States Government Agency Obligations	—	158,869	—*
United States Government Obligations	—	51,797	—
Short-Term Securities	—	22,715	—
Total	$320	$487,777	$19,978
Futures Contracts	$740	$ —	$ —
Liabilities			
Futures Contracts	$131	$ —	$ —

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Asset-Backed Securities	Corporate Debt Securities	Mortgage-Backed Securities
Beginning Balance 4–1–11	$ 6,038	$3,586	$ 6,560
Net realized gain (loss)	(58)	—	(3,656)
Net change in unrealized appreciation (depreciation)	94	(14)	3,490
Purchases	6,467	—	2,570
Sales	(2,853)	(305)	(1,681)
Transfers into Level 3 during the period	—	3,101	48
Transfers out of Level 3 during the period	(1,274)	—	(2,135)
Ending Balance 3–31–12	$ 8,414	$6,368	$ 5,196
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 3-31-12	$ 94	$ (14)	$ 3,325

The following acronyms are used throughout this schedule:

CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
REIT = Real Estate Investment Trust
REMIC = Real Estate Mortgage Investment Conduit
TBA = To Be Announced

See Accompanying Notes to Financial Statements.

Ivy Core Equity Fund

 

Below, Erik R. Becker, CFA, and Gustaf C. Zinn, CFA, portfolio managers of Ivy Core Equity Fund, discuss positioning, performance and results for the fiscal year ended March 31, 2012. They have co-managed the Fund since 2006. Both men have 13 years of industry experience.

Erik R. Becker   Gustaf C. Zinn

Fiscal Year Performance

For the 12 Months Ended March 31, 2012

Ivy Core Equity Fund	6.16%
Benchmark(s) and/or Lipper Category	
S&P 500 Index	8.54%
(generally reflects the performance of large- and medium-sized U.S. stocks)	
Lipper Large-Cap Core Funds Universe Average	6.04%
(generally reflects the performance of the universe of funds with similar investment objectives)	

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

Continued global volatility, trouble in Europe

While the year ending March 31, 2012 was not short on volatility, mainly due to the autumn European sovereign debt crisis, the S&P 500 ended the year with a 30 percent rally from the recent October low and reached levels not seen since mid-2008. Recently, the equity markets continued to respond positively to encouraging economic data in the U.S., affirmation that the Federal Reserve will remain accommodative, and an increased belief that European fiscal authorities had contained their sovereign debt crisis.

For the fiscal year, the market was led by the consumer-related sectors and technology. The expectation of a secular contraction in consumer spending due to a long deleveraging process for the U.S. consumer coming out of the past recession continued to be proven wrong, as spending by Americans remained stronger than expected. The Fund underperformed the benchmark due primarily to untimely stock selection in the technology and energy sectors. The Fund's positions in these sectors are levered to themes that we still believe are not fully appreciated in market expectations. In technology, the theme of global adoption of the mobile Internet continues to surprise to the upside and, despite some unforeseen cyclicality in capital spending over the past year, we believe there remains great opportunity in this sector; it is arguably the most innovative industry in the world right now.

Another area that we remained committed to is the oil services sector. It continues to be our belief that the growth of oil production in the U.S. and its impact on a wide range of industries is an underappreciated multi-year theme. The oil services sector could be a prime benefactor as it provides the expertise and equipment needed to grow this country's oil production. Over the past year, spending on increasing oil production was offset by declining natural gas spending, as natural gas spot prices were at 10-year lows. This transition from gas to oil production will take a few more quarters to sort out, but we believe the backdrop of increased oil production in the U.S. should significantly benefit the Fund's oil service holdings in the years ahead.

Some strategic shifts

During the past year, we started a process of replacing some of the Fund's cyclical exposure with companies whose ability to grow is more independent of the macro economy in our view. We believe much of the cost cutting that occurred in the past recession has now been reflected accurately in market expectations. In addition, the sales growth outlook, while improving modestly in the U.S. is likely decelerating in Europe and emerging markets. While cyclical areas of the market have remained strong recently, we continue to have high conviction in this direction. We have recently identified a new investment theme levered to this idea that we call the worldwide adoption of premier global brands. Holdings following this theme include Polo Ralph Lauren Corporation, Discovery Holding Company and Starbucks Corporation. These companies offer what we believe is a combination of dominant established brands with sustainable runways for long-term growth. A second focus in the portfolio that we remain committed to is a high emphasis on capital return in the form of dividends and stock buybacks. We believe capital return is increasingly important because, due to the sub-par growth in the economy, the market remains skeptical of large capital expenditures and is rewarding companies that return excess capital to shareholders. Companies that we believe have underappreciated earnings prospects, as well as a strong capital return story, include Time Warner Cable Inc., Pfizer Inc. and General Electric Company.

The impact of weather

It is not often that the stock market and weather forecasts are connected, but, in hindsight, knowing the weather at the beginning of this spring would have been a big help. This year's early spring was undoubtedly a contributing factor in the quarter's stronger-than-expected U.S. economic data. From automotive and motorcycle dealers to home improvement stores, the "spring selling season" showed up a few months early for corporate America. It was recently reported that not only was March 2012 the warmest March since the U.S. began keeping records in 1895, but the entire first quarter was the warmest first quarter ever in the lower 48 states.

We expect some "payback" from the recent economic improvements in the months ahead, the extent of which will be a key focus for the equity markets. Federal Reserve Chairman Ben Bernanke recently gave a speech in which he addressed his conviction in the recent strength of the economic data. Bernanke left the equity markets with lack of the impression that he questioned the sustainability of the recent data and remained ready and willing to implement additional quantitative easing if necessary after the current program expires this summer. He described recent declines in the unemployment rate as partially a catch up from too much firing during the recession, and he indicated that continued declines would require stronger than current gross domestic product growth. The equity market responded favorably, with the idea that even if the economy were to slow, the Federal Reserve would continue with its accommodative policies. While the eventual exit from these accommodative strategies could pose risk to the equity markets, we perceive it to be far enough in the future as to not make today's list of problems.

The fact that the lead story recently is the weather rather than the European sovereign debt crisis is a positive by itself. This coverage was in contrast to coverage this past fall when it appeared that European financial authorities and governments were incapable of the bold action necessary to avoid the long-term solvency issues from turning into a severe liquidity crisis in the banking system. While some view the European sovereign debt crisis as a workable problem rather than a crisis, we continue to watch this issue as an important area of risk. For now, the European Central Bank has a working mechanism for injecting significant liquidity into the banks and incentivizing the private sector to buy sovereign debt. While this approach has effectively bandaged the entire situation, the underlying wounds still exist. Going forward, we believe the key, long- term issue is how successful governments (and their respective citizens) will be at implementing the necessary austerity measures without destroying chances for economic growth. We will continue to keep a close eye on developments in this region of the world as the status quo is still fragile, and a lot of hard choices remain.

Possible summer doldrums

The U.S. equity market has not enjoyed the past two summers. Each had its own economic pauses, coupled with material pull-backs in equity prices. After a 30 percent rally for the S&P 500 Index from the October lows, we believe there is consensus that this summer will be no different. Even the less-scientific notion of "sell in May and go away" argues for a similar result. While we are confident that the 30 percent rise in less than six months is not sustainable, the consensus seems too tilted in favor of a material pull back in the equity markets in the months ahead. We remain

focused on owning companies in which we believe multi-year earnings power is underappreciated and will be rewarded over a multi-year timeframe.

Regardless of the environment ahead, we will continue to focus on our core belief that we can add value by finding companies with long-term earnings power that is above current market expectations. We look forward to updating you in the future.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investments. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of Ivy Core Equity Fund.

Ivy Core Equity Fund

Asset Allocation

Stocks	99.1%
Consumer Discretionary	23.0%
Information Technology	17.0%
Industrials	14.5%
Consumer Staples	14.5%
Energy	11.4%
Health Care	8.8%
Financials	6.5%
Materials	3.4%
Cash and Cash Equivalents	**0.9%**

Lipper Rankings

Category: Lipper Large-Cap Core Funds	Rank	Percentile
1 Year	543/1,033	53
3 Year	97/929	11
5 Year	22/811	3
10 Year	109/516	22

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
Apple Inc.	Information Technology
Capital One Financial Corporation	Financials
Precision Castparts Corp.	Industrials
CBS Corporation, Class B	Consumer Discretionary
Harley-Davidson, Inc.	Consumer Discretionary
ConocoPhillips	Energy
Philip Morris International Inc.	Consumer Staples
Time Warner Cable Inc.	Consumer Discretionary
Halliburton Company	Energy
General Electric Company	Industrials

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.



		$14,866
Ivy Core Equity Fund, Class A Shares[1]		$14,866
S&P 500 Index		$14,976
Lipper Large-Cap Core Funds Universe Average		$14,624

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B	Class C	Class E	Class I	Class Y
1-year period ended 3-31-12	0.06%	1.05%	5.46%	0.03%	6.57%	6.35%
5-year period ended 3-31-12	3.52%	3.53%	3.96%	—	—	4.93%
10-year period ended 3-31-12	4.04%	3.64%	3.85%	—	—	4.83%
Since inception of Class[3] through 3-31-12	—	—	—	3.45%	5.38%	—

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I and Class Y shares are not subject to sales charges.

(3)4-2-07 for Class E and Class I shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy Core Equity Fund *(in thousands)* MARCH 31, 2012

COMMON STOCKS	Shares	Value
Aerospace & Defense – 6.6%		
Honeywell International Inc.	111	$ 6,758
Precision Castparts Corp.	92	15,873
		22,631
Apparel, Accessories & Luxury Goods – 2.9%		
Polo Ralph Lauren Corporation	26	4,602
Under Armour, Inc., Class A (A)	57	5,396
		9,998
Application Software – 1.4%		
Intuit Inc.	79	4,732
Biotechnology – 1.2%		
Alexion Pharmaceuticals, Inc. (A)	43	4,030
Brewers – 2.4%		
Anheuser-Busch InBev S.A., ADR	113	8,239
Broadcasting – 5.7%		
CBS Corporation, Class B	452	15,342
Discovery Holding Company, Class A (A)	94	4,777
		20,119
Cable & Satellite – 3.0%		
Time Warner Cable Inc.	130	10,562
Computer Hardware – 6.4%		
Apple Inc. (A)	37	22,000
Computer Storage & Peripherals – 1.1%		
NetApp, Inc. (A)	87	3,904
Consumer Finance – 4.8%		
Capital One Financial Corporation	301	16,783
Data Processing & Outsourced Services – 1.9%		
MasterCard Incorporated, Class A	16	6,687
Department Stores – 2.2%		
Macy's Inc.	192	7,625
Distillers & Vintners – 1.2%		
BEAM, INC	70	4,094
Fertilizers & Agricultural Chemicals – 2.4%		
Monsanto Company	103	8,247
Food Retail – 1.6%		
Whole Foods Market, Inc.	66	5,466
Health Care Equipment – 1.4%		
Covidien plc	88	4,823
Home Improvement Retail – 1.9%		
Home Depot, Inc. (The)	131	6,596
Hypermarkets & Super Centers – 1.7%		
Costco Wholesale Corporation	66	5,947
Industrial Conglomerates – 2.7%		
General Electric Company	477	9,563
Industrial Gases – 1.0%		
Air Products and Chemicals, Inc.	39	3,534

COMMON STOCKS (Continued)	Shares	Value
Industrial Machinery – 1.4%		
Pall Corporation	84	$ 5,009
Integrated Oil & Gas – 3.4%		
ConocoPhillips	156	11,850
Internet Retail – 0.5%		
Groupon, Inc. (A)	87	1,597
Internet Software & Services – 2.3%		
Google Inc., Class A (A)	13	8,208
Motorcycle Manufacturers – 3.6%		
Harley-Davidson, Inc.	264	12,952
Oil & Gas Equipment & Services – 4.9%		
Halliburton Company	299	9,911
National Oilwell Varco, Inc.	46	3,664
Schlumberger Limited	51	3,587
		17,162
Oil & Gas Exploration & Production – 3.1%		
Devon Energy Corporation	65	4,651
Noble Energy, Inc.	62	6,023
		10,674
Other Diversified Financial Services – 1.7%		
JPMorgan Chase & Co.	126	5,774
Packaged Foods & Meats – 2.4%		
Mead Johnson Nutrition Company	100	8,248
Personal Products – 2.0%		
Estee Lauder Companies Inc. (The), Class A	113	7,027
Pharmaceuticals – 6.2%		
Allergan, Inc.	86	8,238
Johnson & Johnson	89	5,851
Pfizer Inc.	343	7,777
		21,866
Railroads – 3.8%		
Kansas City Southern	54	3,835
Union Pacific Corporation	88	9,440
		13,275
Restaurants – 3.2%		
McDonald's Corporation	77	7,584
Starbucks Corporation	67	3,733
		11,317
Semiconductors – 3.9%		
Altera Corporation	179	7,108
Microchip Technology Incorporated	179	6,670
		13,778
Tobacco – 3.2%		
Philip Morris International Inc.	130	11,526
TOTAL COMMON STOCKS – 99.1%		**$345,843**
(Cost: $265,999)		

Ivy Core Equity Fund (in thousands) MARCH 31, 2012

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 0.9%		
Sara Lee Corporation, 0.320%, 4–2–12 (B)	$3,301	$ 3,301
Master Note – 0.1%		
Toyota Motor Credit Corporation, 0.131%, 4–2–12 (C)	338	338
TOTAL SHORT-TERM SECURITIES – 1.0%		**$ 3,639**
(Cost: $3,639)		
TOTAL INVESTMENT SECURITIES – 100.1%		**$349,482**
(Cost: $269,638)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.1%)		**(181)**
NET ASSETS – 100.0%		**$349,301**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at March 31, 2012.

(C)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2012. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2012. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 80,766	$ —	$—
Consumer Staples	50,547	—	—
Energy	39,686	—	—
Financials	22,557	—	—
Health Care	30,719	—	—
Industrials	50,478	—	—
Information Technology	59,309	—	—
Materials	11,781	—	—
Total Common Stocks	$345,843	$ —	$—
Short-Term Securities	—	3,639	—
Total	$345,843	$3,639	$—

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts

See Accompanying Notes to Financial Statements.

Ivy Cundill Global Value Fund



Andrew Massie



David Tiley

Ivy Cundill Global Value Fund is subadvised by Mackenzie Financial Corportion.

Below, Ivy Cundill Global Value Fund's managers, Andrew Massie and David Tiley, discuss positioning, performance and results for the fiscal year ended March 31, 2012. Mr. Massie has 29 years of industry experience and has managed the Fund for four years. Mr. Tiley has 12 years of industry experience and was named co-manager of the Fund in December of 2010.

Fiscal Year Performance

For the 12 Months Ended March 31, 2012	
Ivy Cundill Global Value Fund (Class A shares at net asset value)	-3.93%
Benchmark(s) and/or Lipper Category	
MSCI World Index	0.56%
(generally reflects the performance of securities that represent the global stock market)	
Lipper Global Multi-Cap Value Funds Universe Average	-3.35%
(generally reflects the performance of the universe of funds with similar investment objectives)	

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

For the 12 months ended March 31, 2012 the Fund underperformed its benchmark, with the worst relative period being the fourth calendar quarter of the year. The underperformance for the year came as a result of the Fund's exposure to the energy sector, predominantly through exposure to natural gas exploration and development company Chesapeake Energy Corporation. European exposure, which stood at 30 percent at year end detracted from performance. Particularly hard hit were grocer Carrefour SA in France, and Swiss pharmaceutical manufacturer Actelion Ltd. For the year, U.S. financials, primarily Bank of America Corporation and Citigroup Inc. were a source of underperformance for the Fund . However through the end of March these same stocks have been among the Fund's top performers.

Through much of the year capital markets traded up and down on macro news flow. Events in Europe, concern over the state of the domestic economy and concerns of slowing in China, the world's second largest economy dominated news and the markets. Deep value stocks are often perceived to have issues and are seen by markets as "broken," and sell off in times of risk aversion, which we saw in 2011. By contrast, in the first quarter of 2012, capital markets seemed to relax and investors appeared to look for opportunity particularly in stocks previously oversold.

Through the year the Fund utilized currency forward contracts to hedge elements of currency risk. At year end the Japanese yen was the only currency hedged to the U.S. dollar; the hedge level is approximately 90 percent. The yen-to-U.S. rate fluctuated quite significantly throughout the year, however, year over year the yen strengthened by approximately 30 basis points. When put in the context of the differential in interest rates between Japan and the U.S., the yen hedge neither hurt nor benefited the Fund through the period. The euro and Korean won were hedged at the outset of the fiscal year, however by mid-year the outstanding contracts ran off and were not renewed.

Strategies and techniques

Through the period we focused on out-of-favor companies, including big U.S. banks, averaging down as the shares weakened. This, too, was true in Europe where a number of stocks held in the fund were averaged down as the market declined. In addition, the sell off provided the opportunity in late 2011 and early 2012 to add three new European stocks to the Fund at prices and with margin-of-safety that we believe will pay off in time. Thus far we've avoided European banks (as we did in 2008 in the U.S.) as we feel at this point there is still downside risk as the Europeans have yet to significantly address many of the issues that face them. Through the year we continued to research and buy stocks that we perceive as fundamentally cheap and that are more often than not, out of favor. Through the height of the market sell-off, we believed there was ample investment opportunity; accordingly, we sold more expensive stocks in favor of cheaper ones.

Outlook

Despite a good start to 2012 we are cautious; many issues that made headlines in 2011 remain in place today. Not that we are unduly pessimistic, but rather we maintain a healthy skepticism and caution. With that as a backdrop we will continue to look for individual opportunities in deep value space, however if we cannot find our desired margin-of-safety, required cash levels may increase.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Value stocks are stocks of companies that may have experienced adverse business or industry developments; or may be subject to special risks that have caused the stocks to be out of favor and, in the opinion of the Fund's manager,

undervalued. The value of a security believed by the Fund's manager to be undervalued may never reach what the manager believes to be its full value, or such security's value may decrease.

International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Cundill Global Value Fund.

Ivy Cundill Global Value Fund

Asset Allocation

Stocks	**92.8%**
Financials	32.8%
Information Technology	18.9%
Consumer Discretionary	14.8%
Industrials	10.0%
Energy	8.7%
Health Care	3.9%
Consumer Staples	3.7%
Warrants	**2.1%**
Bonds	**0.1%**
Other Government Securities	0.1%
Cash and Cash Equivalents	**5.0%**

Lipper Rankings

Category: Lipper Global Multi-cap Value Funds	Rank	Percentile
1 Year	42/72	58
3 Year	40/46	86
5 Year	21/38	54
10 Year	16/26	60

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

North America	**44.3%**
United States	42.5%
Other North America	1.8%
Europe	**30.2%**
Netherlands	6.3%
France	5.9%
Germany	4.3%
Italy	3.6%
Other Europe	10.1%
Pacific Basin	**19.6%**
Japan	14.8%
Other Pacific Basin	4.8%
South America	**0.8%**
Other	**0.1%**
Cash and Cash Equivalents	**5.0%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
Microsoft Corporation	United States	Information Technology	Systems Software
Bank of America Corporation	United States	Financials	Other Diversified Financial Services
Citigroup Inc.	United States	Financials	Other Diversified Financial Services
American International Group, Inc.	United States	Financials	Multi-Line Insurance
Honda Motor Co., Ltd.	Japan	Consumer Discretionary	Automobile Manufacturers
Dell Inc.	United States	Information Technology	Computer Hardware
Sega Sammy Holdings Inc.	Japan	Consumer Discretionary	Leisure Products
GameStop Corp, Class A	United States	Consumer Discretionary	Computer & Electronics Retail
Chesapeake Energy Corporation	United States	Energy	Oil & Gas Exploration & Production
Carrefour S.A.	France	Consumer Staples	Hypermarkets & Super Centers

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Cundill Global Value Fund

(UNAUDITED)



$30,000
$20,000
$10,000
$0
Ivy Cundill Global Value Fund, Class A Shares(1) $18,753
MSCI World Index $19,868
Lipper Global Multi-Cap Value Funds Universe Average.......... $22,176
12-31 2002
12-31 2003
3-31 2004
3-31 2005
3-31 2006
3-31 2007
3-31 2008
3-31 2009
3-31 2010
3-31 2011
3-31 2012

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A	Class B	Class C	Class E	Class I	Class Y
1-year period ended 3-31-12	-9.46%	-8.65%	-4.45%	-9.20%	-3.32%	-3.24%
5-year period ended 3-31-12	-2.75%	-2.67%	-2.17%	—	—	-0.99%
10-year period ended 3-31-12	4.48%	4.21%	4.44%	—	—	—
Since inception of Class(3) through 3-31-12	—	—	—	-2.66%	-0.87%	6.83%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I and Class Y shares are not subject to sales charges.

(3)4-2-07 for Class E and Class I shares and 7-24-03 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy Cundill Global Value Fund *(in thousands)* MARCH 31, 2012

COMMON STOCKS	Shares	Value
Australia – 1.7%		
Primary Health Care Limited	1,429	$ 4,234
Belgium – 2.8%		
ageas N.V.	3,287	7,225
Brazil – 0.8%		
HRT Participacoes Em Petroleo S.A. (A)	6	1,966
Canada – 1.8%		
EnCana Corporation	32	621
Fairfax Financial Holdings Limited	10	4,079
		4,700
Finland – 1.6%		
Nokia OYJ	739	4,021
France – 5.9%		
Carrefour S.A.	388	9,302
Compagnie Generale des Etablissements Michelin, Class B	77	5,733
		15,035
Germany – 4.3%		
Deutsche Lufthansa Aktiengesellschaft	419	5,863
Munchener Ruckversicherungs-Gesellschaft AG, Registered Shares	35	5,239
		11,102
Greece – 0.2%		
Intralot S.A. Integrated Lottery Systems and Services	626	597
Hong Kong – 3.1%		
First Pacific Company Limited	7,063	7,831
Italy – 3.6%		
EXOR S.p.A.	360	9,092
Japan – 14.8%		
Canon Inc.	168	7,927
Dai-ichi Mutual Life Insurance Company (The)	3	3,759
Honda Motor Co., Ltd.	332	12,603
Nintendo Co., Ltd.	26	3,896
Sega Sammy Holdings Inc.	456	9,560
		37,745
Netherlands – 6.3%		
TNT Express N.V.	611	7,545
TNT N.V.	1,364	8,421
		15,966
Switzerland – 2.2%		
Actelion Ltd	150	5,496
United Kingdom – 3.3%		
BP plc, ADR	186	8,366
United States – 36.7%		
American International Group, Inc. (A)	447	13,781
Bank of America Corporation	1,819	17,405
Chesapeake Energy Corporation	78	1,798
Citigroup Inc.	419	15,325
Dell Inc. (A)	729	12,099
FedEx Corporation	42	3,838
GameStop Corp, Class A	434	9,485

COMMON STOCKS (Continued)	Shares	Value
United States (Continued)		
Hewlett-Packard Company	107	$ 2,555
Microsoft Corporation	551	17,757
		94,043
TOTAL COMMON STOCKS – 89.1%		**$227,419**
(Cost: $209,499)		

PREFERRED STOCKS		
United States – 3.7%		
Chesapeake Energy Corporation, 5.750% Cumulative (B)	9	9,337
TOTAL PREFERRED STOCKS – 3.7%		**$ 9,337**
(Cost: $9,176)		

WARRANTS		
United States – 2.1%		
JPMorgan Chase & Co., Expires 10–28–18 (C)	409	5,467
TOTAL WARRANTS – 2.1%		**$ 5,467**
(Cost: $5,192)		

OTHER GOVERNMENT SECURITIES	Principal	
Greece – 0.0%		
Hellenic Republic:		
2.000%, 2–24–23 (D)	EUR 18	5
2.000%, 2–24–24 (D)	18	6
2.000%, 2–24–25 (D)	18	5
2.000%, 2–24–26 (D)	18	5
2.000%, 2–24–27 (D)	18	5
2.000%, 2–24–28 (D)	19	5
2.000%, 2–24–29 (D)	19	5
2.000%, 2–24–30 (D)	19	5
2.000%, 2–24–31 (D)	19	5
2.000%, 2–24–32 (D)	19	5
2.000%, 2–24–33 (D)	19	5
2.000%, 2–24–34 (D)	19	5
2.000%, 2–24–35 (D)	19	5
2.000%, 2–24–36 (D)	19	5
2.000%, 2–24–37 (D)	19	5
2.000%, 2–24–38 (D)	19	5
2.000%, 2–24–39 (D)	19	5
2.000%, 2–24–40 (D)	19	5
2.000%, 2–24–41 (D)	19	5
2.000%, 2–24–42 (D)	19	5
0.000%, 10–15–42 (D)(E)	378	3
		104
Supranational – 0.1%		
European Financial Stability Facility:		
0.400%, 3–12–13 (D)	90	120
1.000%, 3–12–14 (D)	90	119
		239
TOTAL OTHER GOVERNMENT SECURITIES – 0.1%		**$ 343**
(Cost: $247)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 3.2%		
Fannie Mae Discount Notes:		
0.090%, 5–1–12 (F)	$2,098	$ 2,098
0.060%, 6–25–12 (F)	3,500	3,499
Straight-A Funding, LLC (GTD by Federal Financing Bank):		
0.160%, 4–2–12 (F)	1,558	1,558
0.110%, 4–11–12 (F)	750	750
0.120%, 4–26–12 (F)	330	330
		8,235

SHORT-TERM SECURITIES (Continued)	Principal		Value
Supranational – 0.0%			
European Financial Stability Facility Treasury Bills,			
0.000%, 9–12–12 (D)	EUR 25	$	33
TOTAL SHORT-TERM SECURITIES – 3.2%		$	8,268
(Cost: $8,268)			
TOTAL INVESTMENT SECURITIES – 98.2%			$250,834
(Cost: $232,382)			
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.8%			4,531
NET ASSETS – 100.0%			$255,365

Notes to Schedule of Investments

The following forward foreign currency contracts were outstanding at March 31, 2012:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	Japanese Yen	Canadian Imperial Bank of Commerce	843,200	5–9–12	$ 805	$—
Sell	Japanese Yen	Toronto-Dominion Bank (The)	624,000	6–27–12	609	—
Sell	Japanese Yen	State Street Global Markets	169,400	8–29–12	54	—
Sell	Japanese Yen	State Street Global Markets	482,500	9–26–12	—*	—
Sell	Japanese Yen	Royal Bank of Canada	606,300	9–26–12	6	—
					$1,474	$—

*Not shown due to rounding.

(A) No dividends were paid during the preceding 12 months.

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2012, the total value of these securities amounted to $9,337 or 3.7% of net assets.

(C) Warrants entitle the Fund to purchase a predetermined number of shares of common stock and are non-income producing. The purchase price and number of shares are subject to adjustment under certain conditions until the expiration date, if any.

(D) Principal amounts are denominated in the indicated foreign currency, where applicable (EUR - Euro).

(E) Zero coupon bond.

(F) Rate shown is the yield to maturity at March 31, 2012.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2012. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 37,979	$ —	$—
Consumer Staples	9,302	—	—
Energy	12,750	—	—
Financials	83,736	—	—
Health Care	9,730	—	—
Industrials	25,667	—	—
Information Technology	48,255	—	—
Total Common Stocks	$227,419	$ —	$—
Preferred Stocks	—	9,337	—
Warrants	5,467	—	—
Other Government Securities	—	343	—
Short-Term Securities	—	8,268	—
Total	$232,886	$17,948	$—
Forward Foreign Currency Contracts	$ —	$ 1,474	$—

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed

Market Sector Diversification

(as a % of net assets)	
Financials	34.9%
Information Technology	18.9%
Consumer Discretionary	14.8%
Industrials	10.0%
Energy	8.7%
Health Care	3.9%
Consumer Staples	3.7%
Other Government Securities	0.1%
Other+	5.0%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Ivy Dividend Opportunities Fund



David P. Ginther

Below, David P. Ginther, CPA, portfolio manager of Ivy Dividend Opportunities Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2012. He has managed the Fund since its inception and has 17 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended March 31, 2012	
Ivy Dividend Opportunities Fund (Class A shares at net asset value)	-1.54%
Benchmark(s) and/or Lipper Category	
Russell 1000 Index (generally reflects the performance of stocks that represent the equity market)	7.86%
Lipper Equity Income Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	5.93%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

Major global events drive continued market volatility

Economic conditions continued to improve during the fiscal year ending March 31, 2012, albeit at a slow and uneven pace. The period opened with some optimism after Congress and President Obama signed into law a politically divisive tax deal that extended the Bush-era tax cuts and provided additional tax reductions for both individuals and businesses. But it wasn't long before the markets faced new challenges. Shortly before the Fund's fiscal year began, a 9.0-magnitude earthquake and tsunami struck the northeastern coast of Japan, resulting in catastrophic damage, loss of life and a nuclear emergency that sparked widespread fears of radioactive contamination. Despite the severity of the crisis in Japan, global stock markets were fairly quick to recover, but the full impact on the global supply technology chain persisted during the first half of the Fund's fiscal year. U.S. and global markets conditions grew increasingly volatile and uncertain as the year progressed, as a number of issues impacted the capital markets.

Other significant concerns facing investors were the worsening sovereign debt issues in peripheral Europe and fear that the European Union would disintegrate, uncertainty surrounding the U.S. deficit, a sliding dollar, and rising social tension in the Middle East and North Africa. The Fund was not immune to this volatility, particularly during the second half of the period as the macro environment worsened. Actions late in the period by the European Central Bank resulted in an aggressive monetary easing and it provided loans to several eurozone countries, including Spain and Italy. As the period wound to a close, asset classes became increasingly correlated — as high as they have been in decades, further complicating the market environment. Against these headwinds, however, it is our view that there are some positive signs, including growing corporate earnings, which are a key driver of longer-term equity performance, and equity prices that remain reasonably valued.

Contributors to underperformance

The Fund underperformed both its benchmark and peer funds during the period. The greatest factors driving relative underperformance were untimely stock selection and an overweight stake in the energy sector, the Fund's third-largest sector exposure, and untimely selection in materials and financials.

The largest detractors to the Fund's performance were Schlumberger Limited and Halliburton Company. Schlumberger was a strong contributor during the first half of the fiscal year, but struggled later on concern that oil prices could fall if the economy moves into recession. We think this stock has good upside potential and are maintaining our position. Halliburton, one of the world's largest oilfield services company, has extensive market coverage in more than 70 companies. As a result of its broad international exposure, the company is particularly vulnerable to geopolitical tension. Rising tensions in Africa and the Middle East weighed on Halliburton's stock, as did lawsuits filed against the company relating to the April 2010 oil spill in the Gulf of Mexico. The firm appears poised to benefit from the rising global demand in energy because it provides critical products and services to the oil and gas sector, so we are sitting tight.

Sources of strength

At the sector level, consumer staples made positive contributions, and included the Fund's top single contributor for the year – Phillip Morris International, Inc. The brand owns seven of the world's top 15 international brands and does business in approximately 180 countries. It benefited from robust growth during the year due to increasing demand in overseas markets, particularly Japan, where it enjoys a national market share of approximately 28.5 percent. Visa Inc., a technology holding, was another strong performer during the period and was successful in 2011 in growing revenue outside the U.S., particularly in less developed nations that are rapidly assimilating technology. The firm is now working on a mobile digital wallet that it plans to roll out in 2012, beginning in Nigera and Uganda and spreading

across the rest of Africa, Asia and Latin America. The Fund was overweight versus the index in this holding.

Fallout from Japan crisis

Although energy comprises the Fund's third-largest sector exposure, few of the Fund's holdings were impacted by the nuclear crisis in Japan, although the event will of course have implications for the future of the energy sector in general and nuclear power in particular. Initially, shares of companies that supply the nuclear power industry declined sharply in the wake of Japan's crisis but they rebounded in short order. Despite the concerns raised by the crisis in Japan and the potential for slow growth in the immediate future, we believe the long-term future of this energy source is intact.

China declared its six operating plants safe, although it suspended approval of new nuclear plants while it reviews safety standards. China is in the process of quadrupling its uranium consumption to 50 to 60 million pounds a year, and says it plans to build 10 nuclear power plants a year for the next decade. We think the U.S. likely will continue to pursue nuclear energy as well, but there will undoubtedly be greater scrutiny and regulation. The nuclear plants currently in the planning phase in the U.S will likely be completed but we think future building will be delayed, at least for awhile. President Obama has made it clear that he believes nuclear power will play an important role going forward, and we would not disagree.

We did make several shifts in allocation in an effort to increase dividends, and currently, nearly every stock in the portfolio is a dividend payer. We have significantly increased exposure to consumer staples firms in which we have seen dividends increasing. In hindsight, we were a bit late in accomplishing this shift and the Fund missed out on some of the rally among dividend-payers, which also worked against the Fund's performance versus its benchmark index and peers.

Looking ahead

We are cautiously optimistic about the months ahead. The U.S. dollar strengthened in the final months of 2011, and the U.S economy began to show some momentum, with positive indicators in consumer confidence, employment, housing and several other areas during the first quarter of 2012. Inflation in most emerging markets seemed to have reached a peak, allowing governments to move to stimulate, rather than constrain, their economic growth. Despite a double-dip scare early in the year, recession did not return to the U.S. in 2011 and we do not believe on will occur during the remainder of 2012. The cyclical housing and auto production sectors have yet to fully recover, providing further evidence that recession may not be an immediate threat. U.S. corporate balance sheets are healthy and many companies are sitting on a lot of cash, thanks to actions taken by those companies to reduce costs and raise cash following the 2008 credit crisis. We believe that the U.S. economy will grow faster during the rest of 2012, provided we do not

experience a major global crisis of some type, or unforeseen events like 2011's Arab Spring protests. Granted, trouble abroad could upset the U.S economy in 2012, and we remain watchful and concerned about the U.S. tensions with Iran. Other challenges remain: slow job creation in the U.S. continues to be a rock in our nation's path to full economic recovery, and in the second half of 2012, investors likely will have to contend with what is shaping up to be an ugly battle for the White House and Congress. We are concerned about a lack of leadership in Washington across both parties. On a brighter note, however, we are cautiously optimistic that European policymakers will find a way to manage and contain the debt crisis, although we believe this problem will take some time to correct. We anticipate that oil production growth may be limited, driving prices higher, particularly if trouble in the Middle East intensifies. Higher interest rates may also be on the horizon, and we will adjust our strategies accordingly should conditions warrant such action.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Dividend-paying investments may not experience the same price appreciation as non-dividend paying investments. These and other risks are more fully described in the prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Dividend Opportunities Fund.

Ivy Dividend Opportunities Fund

Asset Allocation

Stocks	97.1%
Industrials	18.5%
Consumer Staples	14.6%
Energy	14.2%
Financials	12.7%
Consumer Discretionary	12.0%
Information Technology	11.7%
Materials	5.2%
Health Care	5.1%
Telecommunication Services	2.1%
Utilities	1.0%
Cash and Cash Equivalents	**2.9%**

Lipper Rankings

Category: Lipper Equity Income Funds	Rank	Percentile
1 Year	281/292	96
3 Year	231/249	93
5 Year	135/212	64

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
Philip Morris International Inc.	Consumer Staples
Microchip Technology Incorporated	Information Technology
Apple Inc.	Information Technology
Schlumberger Limited	Energy
JPMorgan Chase & Co.	Financials
Home Depot, Inc. (The)	Consumer Discretionary
Union Pacific Corporation	Industrials
Boeing Company (The)	Industrials
National Oilwell Varco, Inc.	Energy
Caterpillar Inc.	Industrials

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Dividend Opportunities Fund



Ivy Dividend Opportunities Fund, Class A Shares[1]	$16,502
Russell 1000 Index	$17,828
Lipper Equity Income Funds Universe Average	$18,383

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B	Class C	Class E	Class I	Class Y
1-year period ended 3-31-12	-7.20%	-6.24%	-2.23%	-7.27%	-1.18%	-1.43%
5-year period ended 3-31-12	0.02%	0.05%	0.51%	—	—	1.37%
10-year period ended 3-31-12	—	—	—	—	—	—
Since inception of Class[3] through 3-31-12	5.89%	5.64%	5.81%	-0.22%	1.54%	6.75%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I and Class Y shares are not subject to sales charges.

(3)6-30-03 for Class A, Class B, Class C and Class Y shares and 4-2-07 for Class E and Class I shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy Dividend Opportunities Fund (in thousands) MARCH 31, 2012

COMMON STOCKS	Shares	Value
Aerospace & Defense – 5.6%		
Boeing Company (The)	136	$ 10,096
General Dynamics Corporation	62	4,546
Honeywell International Inc.	90	5,516
		20,158
Brewers – 2.0%		
Anheuser-Busch InBev S.A., ADR	96	6,992
Broadcasting – 0.6%		
CBS Corporation, Class B	62	2,089
Casinos & Gaming – 2.1%		
Las Vegas Sands, Inc.	31	1,759
Wynn Resorts, Limited	46	5,742
		7,501
Communications Equipment – 1.7%		
QUALCOMM Incorporated	87	5,884
Computer Hardware – 3.5%		
Apple Inc. (A)	20	12,259
Construction & Farm Machinery & Heavy Trucks – 5.3%		
Caterpillar Inc.	86	9,123
Cummins Inc.	27	3,199
Deere & Company	79	6,375
		18,697
Consumer Finance – 1.6%		
Capital One Financial Corporation	104	5,769
Data Processing & Outsourced Services – 2.0%		
Visa Inc., Class A	60	7,056
Distillers & Vintners – 1.8%		
Diageo plc, ADR	65	6,239
Diversified Banks – 2.3%		
Wells Fargo & Company	235	8,037
Diversified Chemicals – 1.3%		
Dow Chemical Company (The)	134	4,643
Diversified Metals & Mining – 2.9%		
BHP Billiton Limited, ADR	21	1,531
Rio Tinto plc, ADR	94	5,206
Southern Copper Corporation	107	3,407
		10,144
Electrical Components & Equipment – 1.3%		
Emerson Electric Co.	88	4,579
General Merchandise Stores – 1.0%		
Target Corporation	61	3,534
Home Improvement Retail – 2.9%		
Home Depot, Inc. (The)	202	10,153
Homebuilding – 1.3%		
D.R. Horton, Inc.	308	4,678
Household Products – 1.2%		
Colgate-Palmolive Company	43	4,175

COMMON STOCKS (Continued)	Shares	Value
Industrial Conglomerates – 2.0%		
General Electric Company	341	$ 6,846
Industrial Gases – 1.0%		
Air Products and Chemicals, Inc.	37	3,397
Integrated Oil & Gas – 3.5%		
ConocoPhillips	57	4,342
Exxon Mobil Corporation	91	7,884
		12,226
Integrated Telecommunication Services – 2.1%		
AT&T Inc.	233	7,284
Investment Banking & Brokerage – 1.8%		
Goldman Sachs Group, Inc. (The)	50	6,231
Mortgage REITs – 2.0%		
American Capital Agency Corp.	239	7,062
Multi-Utilities – 1.0%		
PG&E Corporation	83	3,590
Oil & Gas Drilling – 2.4%		
Seadrill Limited	222	8,320
Oil & Gas Equipment & Services – 6.9%		
Halliburton Company	93	3,100
National Oilwell Varco, Inc.	117	9,302
Schlumberger Limited	172	12,003
		24,405
Oil & Gas Exploration & Production – 1.4%		
Apache Corporation	48	4,826
Other Diversified Financial Services – 3.3%		
JPMorgan Chase & Co.	256	11,788
Personal Products – 1.0%		
Estee Lauder Companies Inc. (The), Class A	54	3,370
Pharmaceuticals – 5.1%		
Johnson & Johnson	98	6,481
Merck & Co., Inc.	89	3,398
Pfizer Inc.	352	7,966
		17,845
Property & Casualty Insurance – 1.2%		
ACE Limited	55	4,055
Railroads – 4.3%		
Kansas City Southern	67	4,800
Union Pacific Corporation	94	10,119
		14,919
Restaurants – 4.1%		
McDonald's Corporation	91	8,941
Starbucks Corporation	92	5,147
		14,088
Semiconductors – 4.5%		
Intel Corporation	88	2,484
Microchip Technology Incorporated	354	13,174
		15,658

Ivy Dividend Opportunities Fund (in thousands) MARCH 31, 2012

COMMON STOCKS (Continued)	Shares	Value
Soft Drinks – 1.4%		
Coca-Cola Company (The)	68	$ 5,040
Specialized Finance – 0.5%		
CME Group Inc.	6	1,722
Tobacco – 7.2%		
Altria Group, Inc.	277	8,565
Philip Morris International Inc.	189	16,779
		25,344
TOTAL COMMON STOCKS – 97.1%		**$340,603**
(Cost: $257,745)		

SHORT-TERM SECURITIES	Principal	Value
Master Note – 0.7%		
Toyota Motor Credit Corporation, 0.131%, 4-2-12 (B)	$2,485	$ 2,485
Municipal Obligations – Taxable – 1.9%		
CA Statewide Cmnty Dev Auth, Multifam Hsng Rev Bonds (1030 Post Street Apts), Ser 2005 Y, 0.190%, 4-5-12 (B)	3,000	3,000
MS Business Fin Corp, Gulf Opp Zone Indl Dev Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 2007B (GTD by Chevron Corporation), 0.180%, 4-2-12 (B)	3,500	3,500
		6,500
TOTAL SHORT-TERM SECURITIES – 2.6%		**$ 8,985**
(Cost: $8,985)		
TOTAL INVESTMENT SECURITIES – 99.7%		**$349,588**
(Cost: $266,730)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.3%		**1,049**
NET ASSETS – 100.0%		**$350,637**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2012. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2012. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$340,603	$ —	$—
Short-Term Securities	—	8,985	—
Total	$340,603	$8,985	$—

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

Ivy European Opportunities Fund



Below, Thomas Mengel, portfolio manager of the Ivy European Opportunities Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2012. Mr. Mengel has managed the Fund since July 2009, and he has 25 years of industry experience.

Thomas A. Mengel

Fiscal Year Performance

For the 12 Months Ended March 31, 2012

Ivy European Opportunities Fund (Class A shares at net asset value)	**-6.67%**
Benchmark(s) and/or Lipper Category	
MSCI Europe Index (generally reflects the performance of securities representing the European stock market)	**-7.54%**
Lipper European Region Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	**-6.52%**

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

Sovereign debt, heightened volatility make for a difficult year for the euro zone

It was a tough year for European stock markets during the period ended March 31, 2012, as the euro zone's expanding debt crisis continued to threaten the global economy, banking system and capital markets. Additional uncertainty was injected into the markets with the earthquake, tsunami and attendant nuclear crisis in Japan that occurred just weeks before the period opened. Continued easy monetary policy throughout the year in the U.S. led to dollar-based commodity inflation and general inflation for fast-growing economies whose currencies are pegged to the U.S. dollar. Issues on the forefront included tightening in emerging markets to combat food and input inflation and the general higher price levels reinforced by wage inflation. This slowed later in the year, given monetary and fiscal policy and the ensuing slowdown in growth. The combination of slow growth in the U.S. and Europe's massive sovereign debt load appeared to weigh on confidence, including that of the debt rating agencies. Standard & Poor's downgraded the U.S. credit rating for the first time in history, Italian debt began a downward spiral that prompted buying by the European Central Bank (ECB) and banks and cyclical stocks took it on the chin. Actions by government leaders seemed to make matters worse, with the ECB actually raising interest rates in the third calendar quarter of 2011, the Italian government failing to address its deficit, and Europe's leaders discussing the rescue of the European Financial Stability Fund but leaving it unchanged in value. Central banks did adequately react to problems in the interbank lending market, with the ECB, the Federal Reserve, Bank of Japan and the Bank of Switzerland all working together to keep swap lines open to ensure availability to borrow in any key currency. In addition, the ECB guaranteed short-term funding without limits and durations up to one year and then three years, providing great relief from liquidity concerns for European banks. Volatility continued into the first quarter of 2012, although momentum was generally upward and in stark contrast to the preceding three quarters, and Europe led the overseas developed-market returns. Nonetheless, Europe continues to struggle with its sovereign debt. Although some progress has been made and global markets have improved in recent months, much remains to be done.

Some standouts in a tough period

Despite the difficult market environment, Ivy European Opportunities Fund fared slightly better than its benchmark index (before the effects of sales charges) and narrowly underperformed its peer funds. This performance can be attributed to overweight exposure and better security selection in the information technology and consumer discretionary sectors. A top performer in the information technology arena included Autonomy Corp., and a standout in the consumer discretionary sector was Volkswagen AG.

Autonomy Corp. is a multinational enterprise software company with joint headquarters in Cambridge, United Kingdom and San Francisco. Autonomy uses a combination of technologies to develop a variety of enterprise research and knowledge management applications using adaptive pattern recognitions techniques in conjunction with traditional methods. In May 2011, this successful enterprise acquired Iron Mountain Digital, a pioneer in e-discovery and online backup solutions, and in August, Hewlett Packard announced it was purchasing Autonomy. The news was warmly received by investors and the company's share price appreciated significantly. It no longer is in the portfolio.

Volkswagen manufactures economy and luxury cars, trucks and commercial vehicles. The company's strong growth in China and other emerging markets led to outstanding results in 2011. The shift toward a new modular production strategy (MQB platform) with cars sharing the same engine, front axle and other components could deliver more savings going forward. Volkswagen's stated strategy is to become the world's biggest and most profitable carmaker in 2018.

Areas of weakness

Despite these areas of success, however, the Fund declined during the period, with six of 11 sectors delivering negative results. Its stake in selected financials firms, which suffered in line with Europe's fiscal woes, and materials firms, as European investors' use of materials companies in their "risk on/risk off" trades put pressure on the industry as a whole.

The single worst detractor to absolute performance was Xstrata p.l.c., one of the world's largest global diversified mining businesses. Demand for commodities is closely correlated with global economic growth and, in particular, industrial production. Despite its underlying strength, healthy balance sheet and promising business prospects, this leading business struggled in line with mixed economic growth across its major markets during the period. Another large mining holding, Rio Tinto, struggled similarly.

Among financial holdings, ING Groep NV, based in the Netherlands, struggled as the financial crisis spread further into the real economy and concern about European sovereign debt eroded investor confidence. We believe this firm's troubles are transitory and that its underlying business and prospects fit the Fund's investment criteria, so we are maintaining this position.

Challenges remain

The ECB's Long Term Refinance Operations (LTRO) program, better U.S. economic data, and Greek restructuring helped to stabilize the sovereign crisis in the first quarter of 2012. While we are encouraged by the improvements we've seen in recent weeks, we continue to be concerned about the challenges that remain. The epicenter for developed market debt issues remains Europe, as it has not solved its structural problems. As long as these problems persist, we believe Europe will remain vulnerable. Risk appetite remains weak and the risk of a prolonged recession, especially in southern European countries, is material. On a more positive note, the biggest economy in Europe, Germany, continues to perform relatively well, thanks to strong exports and a strengthening domestic economy. In addition, we view European stocks as inexpensive and the European central banks' monetary policy as accommodative. We will continue to emphasize consumer facing companies and infrastructure companies benefiting from growth in emerging markets. We will continue to look for attractive companies that demonstrate strong cash generation and healthy balance sheets and that appear to be poised to benefit from this growth trend.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

International investing involves additional risks including currency fluctuations, political or economic conditions affecting the foreign country and differences in accounting standards and foreign regulations. The value of the Fund's investments, as measured in U.S. dollars, may be unfavorably affected by changes in foreign currency exchange rates and exchange control regulations. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy European Opportunities Fund.

Ivy European Opportunities Fund

ALL DATA IS AS OF MARCH 31, 2012 (UNAUDITED)

Asset Allocation

Stocks	**87.4%**
Financials	13.0%
Industrials	12.6%
Information Technology	12.3%
Energy	10.9%
Consumer Discretionary	10.7%
Consumer Staples	9.3%
Materials	7.7%
Health Care	7.7%
Telecommunication Services	2.7%
Utilities	0.5%
Cash and Cash Equivalents	**12.6%**

Lipper Rankings

Category: Lipper European Region Funds	Rank	Percentile
1 Year	57/101	56
3 Year	65/89	73
5 Year	68/80	84
10 Year	20/67	30

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

Europe	**85.4%**
United Kingdom	28.5%
Germany	20.4%
France	12.1%
Switzerland	9.3%
Italy	3.9%
Other Europe	11.2%
North America	**2.0%**
Cash and Cash Equivalents	**12.6%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
Volkswagen AG	Germany	Consumer Discretionary	Automobile Manufacturers
Imperial Tobacco Group plc	United Kingdom	Consumer Staples	Tobacco
Vodafone Group plc	United Kingdom	Telecommunication Services	Wireless Telecommunication Service
Vinci	France	Industrials	Construction & Engineering
Dialog Semiconductor plc	Germany	Information Technology	Semiconductors
Linde AG	Germany	Materials	Industrial Gases
Wirecard AG	Germany	Information Technology	Data Processing & Outsourced Services
Nestle S.A., Registered Shares	Switzerland	Consumer Staples	Packaged Foods & Meats
Saipem S.p.A.	Italy	Energy	Oil & Gas Equipment & Services
BG Group plc	United Kingdom	Energy	Integrated Oil & Gas

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy European Opportunities Fund

(UNAUDITED)



$40,000
$30,000
$20,000
$10,000
$0
Ivy European Opportunities Fund, Class A Shares(1) $22,011
MSCI Europe Index $20,760
Lipper European Region Funds Universe Average $22,954
12-31 2002
12-31 2003
3-31 2004
3-31 2005
3-31 2006
3-31 2007
3-31 2008
3-31 2009
3-31 2010
3-31 2011
3-31 2012

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A	Class B	Class C	Class E(3)	Class I	Class Y
1-year period ended 3-31-12	-12.04%	-11.30%	-7.29%	-11.58%	-6.06%	-6.30%
5-year period ended 3-31-12	-6.84%	-6.75%	-6.32%	—	—	-5.38%
10-year period ended 3-31-12	7.02%	6.71%	6.88%	—	—	—
Since inception of Class(4) through 3-31-12	—	—	—	-6.43%	-5.15%	9.06%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I and Class Y shares are not subject to sales charges.

(3)Class E shares are not currently available for investment.

(4)4-2-07 for Class E and Class I shares and 7-24-03 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy European Opportunities Fund *(in thousands)*

COMMON STOCKS	Shares	Value
Austria – 1.3%		
Andritz AG	32	$ 3,155
France – 12.1%		
Alstom	85	3,317
Arkema	15	1,398
Compagnie de Saint-Gobain	25	1,116
Gemalto N.V.	50	3,300
Ingenico S.A.	100	4,842
LVMH Moet Hennessy – Louis Vuitton	15	2,578
Remy Cointreau S.A.	15	1,524
Sanofi-Aventis	40	3,106
Schneider Electric S.A.	20	1,307
Vinci	120	6,259
		28,747
Germany – 16.3%		
Bayer AG	70	4,924
Dialog Semiconductor plc (A)	250	6,106
Fraport AG	30	1,879
Fresenius SE & Co. KGaA	23	2,359
Linde AG	33	5,921
Munchener Ruckversicherungs-Gesellschaft AG, Registered Shares	20	3,016
NORMA Group AG (A)(B)	125	3,092
SAP Aktiengesellschaft	60	4,190
TOM TAILOR Holding AG (A)	60	1,069
Wirecard AG	300	5,711
Wirecard AG (A)(B)	30	571
		38,838
Ireland – 1.3%		
Paddy Power plc	50	3,165
Italy – 3.9%		
Mediobanca S.p.A.	200	1,175
Pirelli & C. S.p.A.	250	2,974
Saipem S.p.A.	100	5,165
		9,314
Luxembourg – 1.8%		
Acergy S.A.	163	4,318
Netherlands – 1.7%		
ING Groep N.V., Certicaaten Van Aandelen (A)	500	4,166
Norway – 1.7%		
StatoilHydro ASA	151	4,090
Portugal – 1.5%		
Galp Energia, SGPS, S.A., Class B	220	3,621
Russia – 1.4%		
Sberbank (Savings Bank of the Russian Federation)	1,000	3,230
Spain – 0.5%		
Tecnicas Reunidas, S.A.	30	1,250
Switzerland – 9.3%		
ABB Ltd	70	1,436
ARYZTA AG	66	3,202
BELIMO Holding AG, Registered Shares	1	1,314
Nestle S.A., Registered Shares	90	5,663
Roche Holdings AG, Genusscheine	23	4,003
Swiss Re Ltd	60	3,832
Syngenta AG	8	2,766
		22,216

COMMON STOCKS (Continued)	Shares	Value
United Kingdom – 28.5%		
Aggreko plc	100	$ 3,599
Aurora Russia Limited (A)	1,557	786
Barclays plc	896	3,373
BG Group plc	220	5,095
British American Tobacco plc	50	2,520
Britvic plc	400	2,461
Burberry Group plc	75	1,796
Compass Group plc	400	4,194
Experian plc	130	2,026
GlaxoSmithKline plc	170	3,797
HSBC Holdings plc	555	4,923
Imperial Tobacco Group plc	180	7,300
National Grid plc	120	1,210
Prudential plc	330	3,946
Rio Tinto plc	70	3,858
Royal Dutch Shell plc, Class A	70	2,445
Standard Chartered plc	100	2,495
Vodafone Group plc	2,300	6,335
Weir Group plc (The)	40	1,129
Xstrata plc	250	4,271
		67,559
United States – 2.0%		
Apple Inc. (A)	8	4,796
TOTAL COMMON STOCKS – 83.3%		**$198,465**
(Cost: $164,390)		

PREFERRED STOCKS		
Germany – 4.1%		
Volkswagen AG, 2.260%	5	879
Volkswagen AG, 2.260% (B)	50	8,793
		9,672
TOTAL PREFERRED STOCKS – 4.1%		**$ 9,672**
(Cost: $5,137)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper – 1.2%		
Corporacion Andina de Fomento, 0.270%, 4–19–12 (C)	$3,000	3,000
Master Note – 1.6%		
Toyota Motor Credit Corporation, 0.131%, 4–2–12 (D)	3,831	3,831
Municipal Obligations – Taxable – 7.3%		
MI Strategic Fund, Var Rate Demand Ltd Oblig Rev Bonds (Air Products and Chemicals, Inc. Proj), Ser 2007 (GTD by Bank of New York (The)), 0.170%, 4–3–12 (D)	8,000	8,000
MS Business Fin Corp, Gulf Opp Zone Indl Dev Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 2007B (GTD by Chevron Corporation), 0.180%, 4–3–12 (D)	5,000	5,000

SHORT-TERM SECURITIES (Continued)	Principal	Value
Municipal Obligations – Taxable (Continued)		
Santa Clara Cnty Fin Auth, Var Rate Rev Bonds, El Camino Hosp, Ser 2009A (GTD by Wells Fargo Bank, N.A.), 0.180%, 4–4–12 (D)	$4,300	$ 4,300
		17,300
TOTAL SHORT-TERM SECURITIES – 10.1%		**$ 24,131**
(Cost: $24,131)		
TOTAL INVESTMENT SECURITIES – 97.5%		**$232,268**
(Cost: $193,658)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 2.5%		5,919
NET ASSETS – 100.0%		**$238,187**

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2012, the total value of these securities amounted to $12,456 or 5.2% of net assets.

(C) Rate shown is the yield to maturity at March 31, 2012.

(D) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2012. Date shown represents the date the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2012. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 15,777	$ —	$—
Consumer Staples	22,671	—	—
Energy	25,984	—	—
Financials	30,942	—	—
Health Care	18,189	—	—
Industrials	29,626	—	—
Information Technology	29,517	—	—
Materials	18,214	—	—
Telecommunication Services	6,335	—	—
Utilities	1,210	—	—
Total Common Stocks	$198,465	$ —	$—
Preferred Stocks	9,672	—	—
Short-Term Securities	—	24,131	—
Total	$208,137	$24,131	$—

The following acronym is used throughout this schedule:

GTD = Guaranteed

Market Sector Diversification			
(as a % of net assets)		Consumer Staples	9.3%
		Materials	7.7%
Financials	13.0%	Health Care	7.7%
Industrials	12.6%	Telecommunication Services	2.7%
Information Technology	12.3%	Utilities	0.5%
Energy	10.9%	Other+	12.6%
Consumer Discretionary	10.7%		

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Ivy Global Bond Fund

 

Mark G. Beischel   Daniel J. Vrabac

Below, Mark G. Beischel, CFA and Daniel J. Vrabac, portfolio managers of the Ivy Global Bond Fund, discuss positioning, performance and results for the fiscal year ended March 31, 2012. Mr. Beischel has managed the Fund since its inception and has 18 years of industry experience. Mr. Vrabac also has managed the Fund since its inception and has 33 years of industry experience.

Fiscal Year Performance

For the 12 months ended March 31, 2012

Ivy Global Bond Fund (Class A shares at net asset value)	2.74%
Benchmark(s) and/or Lipper Category	
Barclays Capital Multiverse Index	5.28%
Barclays Capital U.S. Dollar-Denominated Universal Index	7.59%
(generally reflects the performance of securities representing the world's bond markets)	
Lipper Global Income Funds Universe Average	4.65%
(generally reflects the performance of the universe of funds with similar investment objectives)	

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

The Fund's benchmark index changed in July 2011 to the Barclays Capital Multiverse Index (Global Aggregate Index, Global High-Yield Index). The Multiverse Index provides a broad-base measure of the global fixed income bond market. It is a combination of the Global Aggregate (U.S. Aggregate, Pan European Aggregate, Asian Pacific Aggregate, and Other Global Aggregate) and the Global High Yield Indexes. This index captures global sovereigns, global currencies, and global credit which we believe is more representative of the types of securities in which the Fund can invest. For comparison purposes, this index and the Fund's former index, the Barclays Capital U.S. Dollar-Denominated Universal Index are included in this year's report.

The Fund underperformed its benchmark and peer group over the past year. The fiscal year amounted to a tale of two different halves that led to the performance of the Fund. In August 2011, the perception of sustained global growth changed as the fiscal problems in Southern Europe came to the forefront, China began its renewed tightening efforts, and the Japanese earthquake created supply distractions in the manufacturing sector. The perceived risk led to the "risk off" trade where credit spreads widened and the U.S. dollar strengthened. During this period of time, the Fund was opportunistically adding to its exposure in emerging market companies with the wider credit spreads. With the "risk off" trade leading to a rally in governmental yields, however, the Fund underperformed its peers because of its relatively shorter duration.

In September the Federal Open Market Committee (FOMC) established Operation Twist, which had the Federal Reserve selling short-term Treasuries and using the proceeds to buy long term Treasuries. This effectively kept long rates capped in the U.S. In Europe, the European Central Bank (ECB) used its balance sheet to support the peripheral sovereign markets through its direct purchases of the sovereign debt as well as its

two long-term refinancing operations (LTRO). It also put a cap on sovereign yield curves as it gave the governments the time to address their structural imbalances. With the FOMC and ECB effectively back stopping the markets, credit spreads resumed their tightening throughout the months of December through March.

The Fund's total currency forward position contributed 28 basis points to the Fund's total return.

Reducing volatility

As for the overall strategy, we continue to seek opportunities to reduce volatility in the Fund. It all starts with our intensive credit analysis that takes into consideration how companies will perform in multiple economic scenarios. We are maintaining a low-duration strategy for the Fund. This strategy benefits the investor three-fold: (1) it lessens the overall sensitivity to the deterioration in the credit market, (2) allows the portfolio to reinvest the maturing paper at more attractive yields and (3) provides protection against the risk of inflation and/or higher interest rates. By maintaining a shorter duration, however, turnover of the portfolio is increased. We continue to focus on maintaining proper diversification for the Fund. The Fund has the opportunity to invest in different securities, sectors, countries, and currencies. This flexibility allows us to have less volatility with a reasonable yield that may reward investors over the long term.

Given the extreme volatility and uncertainty regarding markets and the dollar, our bond exposure is now approximately 98 percent U.S. dollar based. We do have exposure to different currencies through the forward market. The Fund has an 8.9 percent exposure in the Chinese renminbi and a 4.0 percent short position in the euro. The Chinese government is already diversifying away from the U.S. dollar through direct investments as well as currency swaps with other countries. A small, developing off-shore renminbi denominated corporate bond market is gaining mass and we will continue to monitor it for investment opportunities. This could bode well for the renminbi compared to the U.S. dollar.

Given the Fund's heavy exposure to corporate credit, we continued to search for value in the emerging market corporate space. With the dramatic backup in credit spreads that occurred in August through October, the Fund was able to add opportunistically to emerging market credit. This allowed us to add to current holdings at what we found to be relatively attractive prices compared to their initial offerings in the late spring and early summer of 2011.

The outlook

Generally we expect global growth to remain low in 2012 as developed countries fight stagnation resulting from deleveraging and austerity measures, and emerging countries start to feel the impacts through slowing exports and domestic economies. Tight monetary policies in emerging market countries may loosen throughout the year as growth slows. We project that economic growth and financial markets will be subject to continued high volatility. Our outlook for Europe remains grim as the austerity measures and bank deleveraging take their toll. We expect higher volatility in sovereign rates and weakness in the Euro. As for China, we are witnessing a once in a decade change in the top government positions in the fall of 2012. Politicians will spend money to boost growth in this all-important transfer of power. We still have grave concerns over the housing sector, massive debt buildup, and misallocation of capital. We continue to see renimbi appreciation potential as the country needs to re-balance toward the household sector and domestic economy and less toward exports and industrial policy. Regarding inflation, in spite of higher gasoline prices early in the year, we see little upside risk during 2012. It is our view that the economy is growing too slowly, excess capacity abounds in labor and capital markets, and the private sector lending is very slow. All the uncertainty highlighted in the economic and market outlook leads us to believe that we are in a benign environment for the U.S. dollar, in spite of the U.S. domestic problems. The U.S. continues to be a safe haven globally, and it will continue to attract funds from outside the U.S.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted. Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

International investing involves additional risks including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. Fixed income securities are subject to interest rate risk and, as such, the net asset value of the Fund may fall as interest rates rise. These and other risks are more fully described in the fund's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Certain U.S. government securities in which the Fund may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (GinnieMae), are backed by the full faith and credit of the U.S. government. However, other U.S. government securities in which the Fund may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB), are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Global Bond Fund.

Ivy Global Bond Fund

Asset Allocation

Bonds	**94.7%**
Corporate Debt Securities	66.7%
United States Government and Government Agency Obligations	24.2%
Other Government Securities	3.8%
Cash and Cash Equivalents and Equities	**5.3%**

Quality Weightings

Investment Grade	**63.8%**
AA	24.4%
A	7.6%
BBB	31.8%
Non-Investment Grade	**30.9%**
BB	14.5%
B	11.3%
Non-rated	5.1%
Cash and Cash Equivalents and Equities	**5.3%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.

Lipper Rankings

Category: Lipper Global Income Funds	Rank	Percentile
1 Year	142/173	82
3 Year	116/137	85

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

North America	**40.1%**
United States	35.0%
Other North America	5.1%
South America	**22.8%**
Brazil	11.5%
Argentina	3.9%
Other South America	7.4%
Pacific Basin	**15.0%**
India	6.1%
Other Pacific Basin	8.9%
Europe	**13.1%**
Russia	6.3%
Other Europe	6.8%
Other	**4.0%**
Cash and Cash Equivalents	**5.0%**

Ivy Global Bond Fund

(UNAUDITED)



—— Ivy Global Bond Fund, Class A Shares[1]	$11,020	
‥‥‥‥ Barclays Capital U.S. Dollar-Denominated Universal Index[2]	$12,695	
•••••• Barclays Capital Multiverse Index	$11,909	
—— Lipper Global Income Funds Universe Average[2]	$12,209	

| 4-4 2008 | 6-30 2008 | 9-30 2008 | 12-31 2008 | 3-31 2009 | 3-31 2010 | 3-31 2011 | 3-31 2012 |

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

(2) Because the Fund commenced operations on a date other than at the end of a month, and partial month calculations of the performance of the indexes (including income) are not available, investment in the indexes was effected as of March 31, 2008.

Average Annual Total Return[3]	Class A	Class B	Class C	Class I	Class Y
1-year period ended 3-31-12	-3.17%	-1.98%	1.96%	3.00%	2.74%
5-year period ended 3-31-12	—	—	—	—	—
10-year period ended 3-31-12	—	—	—	—	—
Since inception of Class[4] through 3-31-12	2.46%	2.54%	3.23%	4.26%	4.02%

(3) Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I and Class Y shares are not subject to sales charges.

(4) 4-4-08 for Class A, Class B, Class C, Class I and Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy Global Bond Fund (in thousands)

COMMON STOCKS	Shares	Value
Water Utilities – 0.3%		
Aguas Andinas S.A. (A)	1,051	$ 628
TOTAL COMMON STOCKS – 0.3%		**$ 628**
(Cost: $612)		

CORPORATE DEBT SECURITIES	Principal	Value
Aerospace & Defense – 1.3%		
Bombardier Inc., 7.500%, 3–15–18 (B)	$1,200	1,320
Embraer Overseas Limited, 6.375%, 1–24–17	1,700	1,891
		3,211
Agricultural Products – 2.3%		
CCL Finance Limited:		
9.500%, 8–15–14	1,650	1,855
9.500%, 8–15–14 (B)	500	562
Corporacion Pesquera Inca S.A.C., 9.000%, 2–10–17	1,700	1,821
Virgolino de Oliveira Finance Limited, 10.500%, 1–28–18 (B)	1,175	1,152
		5,390
Air Freight & Logistics – 0.2%		
FedEx Corporation, 7.375%, 1–15–14	500	552
Airlines – 1.4%		
Aeropuertos Argentina 2000 S.A., 10.750%, 12–1–20 (B)	760	768
GOL Finance: 9.250%, 7–20–20	2,000	2,030
TAM Capital 2 Inc.: 9.500%, 1–29–20	525	573
		3,371
Alternative Carriers – 0.3%		
PCCW-HKT Capital No. 2 Limited, 6.000%, 7–15–13	750	783
Asset Management & Custody Banks – 0.9%		
Bhira Investments Limited, 8.500%, 4–27–71	2,100	2,140
Auto Parts & Equipment – 0.3%		
Schaeffler Finance B.V., 7.750%, 2–15–17 (B)	750	793
Banking – 1.8%		
Banco Latinoamericano de Comercio Exterior, S.A., 3.750%, 4–4–17 (B)	3,700	3,673
VEB Finance Limited, 5.375%, 2–13–17 (B)	600	618
		4,291
Brewers – 0.6%		
AmBev International Finance Co. Ltd., 9.500%, 7–24–17 (C)	BRL 450	258
Anheuser-Busch InBev Worldwide Inc., 3.000%, 10–15–12	$ 750	760

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Brewers (Continued)		
Miller Brewing Company, 5.500%, 8–15–13	$ 500	$ 528
		1,546
Broadcasting – 1.3%		
Globo Comunicacoe e Participacoes S.A.: 6.250%, 12–20–49 (D)	2,820	2,999
		2,999
Coal & Consumable Fuels – 1.6%		
Indo Energy Finance B.V., 7.000%, 5–7–18 (B)	1,800	1,841
Indo Integrated Energy II B.V., 9.750%, 11–5–16	550	598
PT Adaro Indonesia, 7.625%, 10–22–19	1,370	1,486
		3,925
Construction & Engineering – 1.1%		
Larsen & Toubro Limited, Convertible, 3.500%, 10–22–14	1,100	1,111
Odebrecht Drilling Norbe VII/IX Ltd., 6.350%, 6–30–21 (B)	515	548
Odebrecht Finance Ltd.:		
7.500%, 10–18–17 (B)	500	527
7.500%, 10–18–17	500	527
		2,713
Construction Materials – 0.2%		
Rearden G Holdings EINS GmbH, 7.875%, 3–30–20	365	385
Consumer Finance – 0.3%		
Banco BMG S.A., 9.150%, 1–15–16	792	768
Distillers & Vintners – 0.2%		
Diageo Capital plc, 7.375%, 1–15–14	250	279
Diageo Finance B.V., 5.500%, 4–1–13	250	262
		541
Diversified Banks – 7.6%		
Banco Bradesco S.A., 4.125%, 5–16–16 (B)	1,850	1,910
Banco Cruzeiro do Sul S.A., 8.500%, 2–20–15 (B)	1,500	1,335
Banco de Bogota S.A., 5.000%, 1–15–17 (B)	400	415
Banco de Credito del Peru, 4.750%, 3–16–16 (B)	2,300	2,369
Banco Industrial e Comercial S.A., 6.250%, 1–20–13 (B)	1,500	1,524
Banco Santander Brasil, S.A., 4.500%, 4–6–15 (B)	750	763
Banco Santander Chile, S.A.:		
3.750%, 9–22–15 (B)	1,450	1,479
6.500%, 9–22–20 (C)	CLP 507,000	1,003
Bancolombia S.A., 4.250%, 1–12–16	$ 1,700	1,755

Ivy Global Bond Fund (in thousands) MARCH 31, 2012

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Diversified Banks (Continued)		
ICICI Bank Limited:		
6.625%, 10–3–12 (B)	$ 900	$ 920
6.625%, 10–3–12	250	256
4.750%, 11–25–16 (B)	1,250	1,243
SB Capital S.A., 5.499%, 7–7–15	550	582
Sberbank Rossii OAO, 6.480%, 5–15–13	1,000	1,053
State Bank of India, 4.500%, 10–23–14	1,000	1,023
VTB Capital S.A., 6.609%, 10–31–12	250	257
		17,887
Diversified Chemicals – 0.5%		
Dow Chemical Company (The), 7.600%, 5–15–14	1,000	1,132
Diversified Metals & Mining – 2.5%		
Anglo American Capital plc, 9.375%, 4–8–14	500	575
Glencore Funding LLC, 6.000%, 4–15–14 (B)	1,640	1,755
Rio Tinto Finance (USA) Limited, 8.950%, 5–1–14	750	869
Southern Peru Copper Corporation, 6.375%, 7–27–15 (B)	275	309
Suzano Trading Ltd, 5.875%, 1–23–21 (B)	1,400	1,362
Teck Cominco Limited, 7.000%, 9–15–12	500	510
Vedanta Resources plc, 8.750%, 1–15–14	800	822
		6,202
Education Services – 0.4%		
Nord Anglia Education Holdings plc, 10.250%, 4–1–17 (B)	950	969
Electric Utilities – 5.3%		
Allegheny Energy, Inc., 8.250%, 4–15–12 (B)	1,500	1,503
Compania de Transporte de Energia Electrica en Alta Tension TRANSENER S.A., 9.750%, 8–15–21 (B)	1,450	1,131
Empresa Distribuidora y Comercializadora Norte S.A., 9.750%, 10–25–22 (B)	955	573
ENEL Finance International S.A., 3.875%, 10–7–14 (B)	500	505
Listrindo Capital B.V., 6.950%, 2–21–19 (B)	2,550	2,632
Majapahit Holding B.V., 7.750%, 10–17–16	1,200	1,389
Monongahela Power Company, 7.950%, 12–15–13 (B)	1,000	1,110
Oncor Electric Delivery Company LLC, 6.375%, 5–1–12	1,000	1,004
PPL Energy Supply, LLC, 6.300%, 7–15–13	500	531
Rural Electrification Corporation Limited, 4.250%, 1–25–16	1,675	1,673

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Electric Utilities (Continued)		
RusHydro Finance Limited, 7.875%, 10–28–15 (C)	RUB 20,000	$ 673
Tata Electric Companies, 8.500%, 8–19–17	$ 250	270
		12,994
Food Distributors – 1.5%		
Cargill, Inc., 6.375%, 6–1–12 (B)	1,000	1,009
Olam International Limited, 7.500%, 8–12–20	2,500	2,508
		3,517
Gas Utilities – 0.4%		
Transportadora de Gas del Sur S.A., 7.875%, 5–14–17	997	882
Homebuilding – 1.8%		
Desarrolladora Homex, S.A. de C.V., 7.500%, 9–28–15	2,470	2,494
URBI, Desarrollos Urbanos, S.A. de C.V., 8.500%, 4–19–16	1,000	1,013
URBI, Desarrollos Urbanos, S.A.B. de C.V., 9.750%, 2–3–22 (B)	600	636
		4,143
Household Appliances – 0.9%		
Controladora Mabe, S.A. de C.V., 6.500%, 12–15–15	2,150	2,258
Household Products – 0.3%		
Clorox Co., 5.450%, 10–15–12	700	717
Independent Power Producers & Energy Traders – 2.2%		
China Resources Power Holdings Company Limited, 3.750%, 8–3–15	2,500	2,502
Empresa Nacional de Electricidad S.A., 8.350%, 8–1–13	1,500	1,616
TransAlta Corporation, 5.750%, 12–15–13	1,000	1,064
		5,182
Industrial Conglomerates – 1.1%		
Jaiprakash Associates Limited, Convertible, 0.000%, 9–12–12 (E)	1,900	2,632
Industrial Machinery – 0.1%		
Ingersoll–Rand Global Holding Company Limited, 6.000%, 8–15–13	250	267
Integrated Oil & Gas – 1.1%		
Cenovus Energy Inc., 4.500%, 9–15–14	500	540
Empresa Nacional del Petroleo, 6.750%, 11–15–12 (B)	750	770
Gazprom International S.A., 7.201%, 2–1–20	601	662

Ivy Global Bond Fund *(in thousands)* MARCH 31, 2012

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Integrated Oil & Gas (Continued)		
Gazstream S.A.,		
5.625%, 7–22–13	$ 166	$ 171
Petro–Canada,		
4.000%, 7–15–13	500	519
		2,662
Investment Banking & Brokerage – 0.4%		
Morgan Stanley,		
0.750%, 2–11–16 (C)(F)	CNY 7,600	1,076
IT Consulting & Other Services – 0.5%		
iGATE Corporation,		
9.000%, 5–1–16	$1,200	1,304
Marine – 1.9%		
PB Issuer (No. 2) Limited, Convertible,		
1.750%, 4–12–16	2,360	2,211
SCF Capital Limited:		
5.375%, 10–27–17	1,150	1,098
5.375%, 10–27–17 (B)	1,000	955
		4,264
Multi–Utilities – 2.1%		
Abu Dhabi National Energy Company PJSC,		
6.600%, 8–1–13	1,000	1,058
Aquila, Inc.,		
11.875%, 7–1–12 (F)	500	513
Black Hills Corporation:		
6.500%, 5–15–13	1,500	1,573
9.000%, 5–15–14	1,400	1,565
Veolia Environment,		
5.250%, 6–3–13	250	261
		4,970
Office Electronics – 0.1%		
Xerox Corporation,		
5.500%, 5–15–12	250	251
Oil & Gas Drilling – 3.3%		
Lancer Finance Company (SPV) Limited,		
5.850%, 12–12–16 (B)	1,268	1,303
Noble Group Limited:		
8.500%, 5–30–13	1,300	1,365
4.875%, 8–5–15	1,400	1,397
QGOG Atlantic/Alaskan Rigs Ltd.:		
5.250%, 7–30–18 (B)	1,628	1,635
5.250%, 7–30–18	335	337
Schahin II Finance Company (SPV) Limited,		
5.875%, 9–25–22 (B)	930	932
Weatherford International, Inc.,		
5.950%, 6–15–12	1,000	1,008
		7,977
Oil & Gas Exploration & Production – 4.2%		
Anadarko Petroleum Corporation,		
5.750%, 6–15–14	500	543
Essar Energy Investment Limited,		
Co nvertible,		
4.250%, 2–1–16	3,700	2,443
Novatek Finance Limited,		
5.326%, 2–3–16 (B)	2,200	2,313
Pacific Rubiales Energy Corp.,		
8.750%, 11–10–16 (B)	2,000	2,220

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Oil & Gas Exploration & Production (Continued)		
Pan American Energy LLC:		
7.875%, 5–7–21 (B)	$ 1,000	$ 975
7.875%, 5–7–21	500	488
Ras Laffan Liquefied Natural Gas Co. Ltd.,		
5.832%, 9–30–16	776	832
		9,814
Oil & Gas Storage & Transportation – 3.8%		
DCP Midstream, LLC,		
9.700%, 12–1–13 (B)	500	559
Empresas Publicas de Medellin E.S.P.,		
8.375%, 2–1–21 (C)	COP 2,300,000	1,367
Energy Transfer Partners, L.P.,		
5.650%, 8–1–12	$ 1,000	1,013
Maritimes & Northeast Pipeline, L.L.C.:		
7.500%, 5–31–14	898	961
7.500%, 5–31–14 (B)	449	481
Midcontinent Express Pipeline LLC,		
5.450%, 9–15–14	560	579
ONEOK Partners, L.P.,		
5.900%, 4–1–12	500	500
Sunoco Logistics Partners Operations L.P., 8.750%, 2–15–14	500	551
TransCapital Limited:		
7.700%, 8–7–13	500	537
5.670%, 3–5–14 (B)	1,700	1,807
Transneft,		
6.103%, 6–27–12	500	503
		8,858
Packaged Foods & Meats – 2.7%		
BFF International Limited,		
7.250%, 1–28–20 (B)	2,000	2,244
Bunge Limited Finance Corp.,		
5.350%, 4–15–14	925	981
Cadbury Schweppes US Finance LLC,		
5.125%, 10–1–13 (B)	1,000	1,057
Cosan Finance Limited,		
7.000%, 2–1–17	128	140
JBS Finance II Ltd.,		
8.250%, 1–29–18 (B)	1,300	1,325
JBS USA LLC and JBS USA Finance, Inc.,		
11.625%, 5–1–14	450	524
Kraft Foods Inc.,		
6.000%, 2–11–13	250	261
		6,532
Paper Products – 1.9%		
Fibria Overseas Finance Ltd.:		
7.500%, 5–4–20 (B)	1,196	1,263
6.750%, 3–3–21 (B)	160	164
International Paper Company,		
7.400%, 6–15–14	400	447
Inversiones CMPC S.A.,		
4.750%, 1–19–18 (B)	1,925	2,016
IRSA Inversiones y Representaciones S.A.,		
8.500%, 2–2–17	625	602
		4,492
Pharmaceuticals – 0.2%		
Novartis Capital Corporation,		
4.125%, 2–10–14	500	533

Ivy Global Bond Fund *(in thousands)* MARCH 31, 2012

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Precious Metals & Minerals – 0.4%		
ALROSA Finance S.A.,		
8.875%, 11–17–14	$ 850	$ 939
Publishing – 0.2%		
Pearson Dollar Finance Two plc,		
5.500%, 5–6–13	350	366
Railroads – 0.1%		
Burlington Northern Santa Fe Corporation,		
5.900%, 7–1–12	300	304
Restaurants – 0.2%		
Arcos Dorados B.V.,		
7.500%, 10–1–19 (B)	525	578
Soft Drinks – 0.1%		
PepsiAmericas, Inc.,		
5.750%, 7–31–12	200	203
Specialty Stores – 0.3%		
Hengdeli Holdings Limited,		
2.500%, 10–20–15 (C)	HKD 6,000	799
Steel – 2.2%		
ArcelorMittal:		
5.375%, 6–1–13	$ 855	887
9.000%, 2–15–15	500	575
3.750%, 2–25–15	500	508
Evraz Group S.A.,		
8.875%, 4–24–13	1,800	1,884
Steel Capital S.A.,		
6.250%, 7–26–16 (B)	1,500	1,499
		5,353
Tobacco – 0.2%		
B.A.T. International Finance plc,		
8.125%, 11–15–13	500	553
Trading Companies & Distributors – 0.6%		
CITIC Resources Finance (2007) Limited,		
6.750%, 5–15–14 (B)	700	714
CITIC Resources Holdings Limited:		
6.750%, 5–15–14	700	714
		1,428
Wireless Telecommunication Service – 1.8%		
America Movil, S.A.B. de C.V.:		
5.500%, 3–1–14	500	540
3.625%, 3–30–15	800	846
Indosat Palapa Company B.V.,		
7.375%, 7–29–20 (B)	250	275
Mobile TeleSystems OJSC,		
8.700%, 6–12–18 (C)	RUB 6,000	203
Vimpel–Communications,		
6.493%, 2–2–16 (B)	$1,775	1,826
VIP Finance Ireland Limited,		
8.375%, 4–30–13	550	576
		4,266
TOTAL CORPORATE DEBT SECURITIES – 66.7%		**$159,712**

(Cost: $156,120)

OTHER GOVERNMENT SECURITIES	Principal	Value
Argentina – 1.4%		
Compania Latinoamericana de Infraestructura & Servicios S.A.:		
9.750%, 5–10–12	$ 410	$ 390
9.500%, 12–15–16	815	701
Province of Buenos Aires (The),		
11.750%, 10–5–15	2,600	2,365
		3,456
Supranational – 0.7%		
Central American Bank for Economic Integration:		
5.375%, 9–24–14	1,000	1,071
3.875%, 2–9–17 (B)	800	826
		1,897
Venezuela – 1.7%		
Corporacion Andina de Fomento,		
3.750%, 1–15–16	3,625	3,758
TOTAL OTHER GOVERNMENT SECURITIES –3.8%		**$ 9,111**

(Cost: $9,295)

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
Mortgage-Backed Obligations – 1.2%		
Federal Home Loan Mortgage Corporation Adjustable Rate Participation Certificates,		
4.000%, 5–15–24	270	289
Federal Home Loan Mortgage Corporation Agency REMIC/CMO,		
5.500%, 1–15–38 (G)	1,564	225
Federal Home Loan Mortgage Corporation Fixed Rate Participation Certificates,		
4.000%, 11–15–36	290	302
Federal National Mortgage Association Agency REMIC/CMO:		
4.000%, 1–25–19	224	236
5.000%, 6–25–22 (G)	320	15
4.000%, 7–15–23 (G)	3,600	209
4.000%, 12–15–23 (G)	948	65
4.000%, 2–15–24 (G)	1,398	100
4.000%, 4–15–24 (G)	1,099	62
4.000%, 9–25–24	233	245
5.000%, 2–25–35	106	109
3.500%, 9–25–39	276	288
Federal National Mortgage Association Fixed Rate Pass–Through Certificates:		
5.000%, 3–1–22	222	240
5.000%, 8–1–23	98	105
Government National Mortgage Association Agency REMIC/CMO,		
4.500%, 11–20–36 (G)	1,846	241
Government National Mortgage Association Fixed Rate Pass-Through Certificates,		
4.500%, 6–15–23	167	181
		2,912
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 1.2%		**2,912**

(Cost: $4,017)

Ivy Global Bond Fund *(in thousands)* MARCH 31, 2012

UNITED STATES GOVERNMENT OBLIGATIONS	Principal	Value
Treasury Obligations – 23.0%		
United States Treasury Bonds,		
3.750%, 8–15–41	$ 4,700	$ 5,063
United States Treasury Notes:		
0.625%, 7–31–12	1,850	1,853
1.375%, 2–15–13	15,000	15,151
0.750%, 8–15–13	1,850	1,862
1.750%, 7–31–15	17,980	18,644
2.375%, 7–31–17	1,980	2,104
3.500%, 5–15–20	1,980	2,226
2.625%, 11–15–20	4,500	4,730
2.125%, 8–15–21	3,500	3,496
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 23.0%		**$ 55,129**
(Cost: $54,384)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 4.4%		
Google Inc.,		
0.090%, 4–19–12 (H)	2,500	2,499
Straight-A Funding, LLC (GTD by Federal Financing Bank):		
0.130%, 4–16–12 (H)	$2,000	$ 2,000
0.170%, 5–14–12 (H)	2,000	2,000
0.150%, 5–21–12 (H)	2,000	2,000
Wisconsin Electric Power Co.,		
0.150%, 4–3–12 (H)	2,200	2,200
		10,699
Master Note – 0.5%		
Toyota Motor Credit Corporation,		
0.131%, 4–2–12 (I)	1,092	1,092
TOTAL SHORT-TERM SECURITIES – 4.9%		**$ 11,791**
(Cost: $11,791)		
TOTAL INVESTMENT SECURITIES – 99.9%		**$239,283**
(Cost: $236,219)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.1%		**242**
NET ASSETS – 100.0%		**$239,525**

Notes to Schedule of Investments

The following forward foreign currency contracts were outstanding at March 31, 2012:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Buy	Chinese Yuan Renminbi	Citibank, N.A.	29,800	3–11–13	$—	$ 60
Buy	Chinese Yuan Renminbi	Deutsche Bank AG	29,800	6–10–13	—	78
Buy	Chinese Yuan Renminbi	Goldman Sachs International	44,600	9–13–13	—	141
Buy	Chinese Yuan Renminbi	Citibank, N.A.	15,300	9–23–13	—	15
Buy	Chinese Yuan Renminbi	Deutsche Bank AG	15,300	9–26–13	14	—
Sell	Euro	Barclays Capital	3,400	1–25–13	—	89
Sell	Euro	Barclays Capital	1,800	2–11–13	—	16
Sell	Euro	Barclays Capital	1,800	2–28–13	18	—
					$32	$399

(A)Listed on an exchange outside the United States.

(B)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2012, the total value of these securities amounted to $64,991 or 27.1% of net assets.

(C)Principal amounts are denominated in the indicated foreign currency, where applicable (BRL - Brazilian Real, CLP - Chilean Peso, CNY - Chinese Yuan Renminbi, COP - Columbian Peso, HKD - Hong Kong Dollar and RUB - Russian Ruble).

(D)Step bond security. This security currently pays the stated rate but this rate will increase in the future.

(E)Zero coupon bond.

(F)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2012.

(G)Interest-only security. Amount shown as principal represents notional amount for computation of interest.

(H)Rate shown is the yield to maturity at March 31, 2012.

(I)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2012. Date shown represents the date that the variable rate resets.

Ivy Global Bond Fund *(in thousands)* MARCH 31, 2012

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2012. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$628	$ —	$ —
Corporate Debt Securities	—	156,364	3,348
Other Government Securities	—	8,721	390
United States Government Agency Obligations	—	2,912	—
United States Government Obligations	—	55,129	—
Short-Term Securities	—	11,791	—
Total	$628	$234,917	$3,738
Forward Foreign Currency Contracts	$ —	$ 32	$ —
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 399	$ —

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Corporate Debt Securities	Other Government Securities
Beginning Balance 4–1–11	$3,101	$1,200
Net realized gain (loss)	(33)	—
Net change in unrealized appreciation (depreciation)	(23)	(24)
Purchases	1,262	—
Sales	(959)	—
Transfers into Level 3 during the period	—	—
Transfers out of Level 3 during the period	—	(786)
Ending Balance 3–31–12	$3,348	$ 390
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 3–31–12	$ (15)	$ (24)

The following acronyms are used throughout this schedule:

CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
REMIC = Real Estate Mortgage Investment Conduit

Country Diversification	
(as a % of net assets)	
United States	35.0%
Brazil	11.5%
Russia	6.3%
India	6.1%
Argentina	3.9%
Mexico	3.3%
Chile	3.1%
Columbia	2.6%
Panama	2.6%
Singapore	2.3%
Indonesia	2.1%
Canada	1.8%
Luxembourg	1.8%
Venezuela	1.7%
China	1.7%
Hong Kong	1.6%
United Kingdom	1.6%
Netherlands	1.2%
Other Countries	4.8%
Other+	5.0%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Ivy High Income Fund



Below, Bryan C. Krug, portfolio manager of the Ivy High Income Fund, discusses positioning, performance and results for the fiscal year March 31, 2012. He has managed the Fund for six years and has 13 years of industry experience.

Bryan C. Krug

Fiscal Year Performance

For the 12 months ended March 31, 2012

Ivy High Income Fund Fund (Class A shares at net asset value)	**8.47%**
Benchmark(s) and/or Lipper Category	
Bank of America Merrill Lynch High Yield Index	**5.64%**
Citigroup High Yield Market Index	**6.70%**
(generally reflects the performance of securities representing the high yield sector of the bond market)	
Lipper High Current Yield Funds Universe Average	**4.56%**
(generally reflects the performance of the universe of funds with similar investment objectives)	

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

The Fund's benchmark index changed in March to the Bank of America Merrill Lynch High Yield Index. The index tracks the performance of U.S. dollar denominated below investment grade corporate debt that is public issued in U.S. domestic markets. For comparison purposes, both the index and the Fund's former index, the Citigroup High Yield Market Index are included in this year's report.

The Ivy High Income Fund delivered a strong return for the fiscal year ending March 31, 2012. The Fund outperformed its benchmark (before the effects of sales charge). The Fund was also above the average for its Lipper category (before the effects of sales charge).

The Fund's performance was affected by market volatility with declines in asset prices as macroeconomic concerns about the economic environment and the European sovereign debt crisis were more acute in the second and third quarters of calendar 2011. The environment changed in the latter part of the fourth quarter of calendar 2011 and the first quarter of calendar 2012 amid developments that seemed to calm investor fear. Investors responded to European policy moves that provided liquidity to the European banking system as the European Central Bank (ECB) took steps to support the sovereign market, including the creation of two long-term refinancing operations (LTRO). In the U.S, meanwhile, investors appeared to have reacted to improving economic data including a drop in unemployment that was more substantial than many had expected.

Although these events may have calmed investor concerns, we do not believe they have brought an end to the environment of volatility and we expect further volatility based upon growing market recognition that key macroeconomic concerns have not been resolved, but only kicked further down the road.

These problems will have to be resolved in a comprehensive manner at some point. Some of these issues, including U.S. government spending, will likely draw additional attention as we move closer to the presidential election later this year.

As far as the sectors where we have been involved, the Fund has emphasized the technology and the for-profit education, primarily outside of the United States.

Opportunities

In addition to the challenges Europe has faced from the sovereign debt crisis, European bankers also are facing regulatory mandates that will force adjustments in the role they have played in credit markets. As a result of the 2008 financial crisis, banks in many countries will be required to increase the amount of capital reserves they must hold against possible loan losses. Instead of raising capital to address this requirement, we are instead beginning to see European banks reduce their credit exposure and reduce lending.

Although these requirements will be implemented over the next few years, this transition of European credit markets has already begun to create new opportunities.

Outlook

Looking ahead, from a fundamental perspective, it is our view that we will see continued credit strength due to strong corporate profitability and a market that generally has not increased leverage despite a very low environment supporting positive credit fundamentals. We do expect volatility to remain high as macro headlines cause investors to reassess the risk premiums they pay for risk assets. The Fund will try to take advantage of this market volatility.

In Europe, we believe the transition in credit markets may have only begun. Since new capital regulations will be phased in over a period of years through 2019, we believe credit opportunities will continue to emerge in a period of three to five years.

The Fund's performance noted above is at net asset value (NAV), and does not include the affect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change,

and you could lose money on your investment. Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. Investing in high-income securities may carry a greater risk of non-payment of interest or principal than higher-rated bonds. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy High Income Fund.

Ivy High Income Fund

Asset Allocation

Bonds	**92.7%**
Corporate Debt Securities	69.0%
Senior Loans	22.6%
Municipal Bonds – Taxable	1.1%
Cash and Cash Equivalents and Equities	**7.3%**

Lipper Rankings

Category: Lipper High Current Yield Funds	Rank	Percentile
1 Year	4/499	1
3 Year	204/423	49
5 Year	4/362	2
10 Year	44/245	18

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Quality Weightings

Investment Grade	**2.4%**
AA	0.2%
BBB	2.2%
Non-Investment Grade	**90.3%**
BB	13.4%
B	48.6%
CCC	23.8%
Non-rated	4.5%
Cash and Cash Equivalents and Equities	**7.3%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.



Ivy High Income Fund, Class A Shares[1]	$21,462
Citigroup High Yield Market Index	$23,702
BOFA Merrill Lynch US High Yield Index	$23,570
Lipper High Current Yield Funds Universe Average	$20,911

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) *The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.*

Average Annual Total Return[2]	Class A	Class B	Class C	Class E	Class I	Class Y
1-year period ended 3-31-12	2.24%	3.70%	7.73%	1.86%	8.78%	8.51%
5-year period ended 3-31-12	7.55%	7.69%	8.03%	—	—	8.93%
10-year period ended 3-31-12	7.93%	7.57%	7.74%	—	—	8.68%
Since inception of Class[3] through 3-31-12	—	—	—	7.20%	9.40%	—

(2) **Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I and Class Y shares are not subject to sales charges.**

(3) *4-2-07 for Class E and Class I shares (the date on which shares were first acquired by shareholders).*

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy High Income Fund (in thousands) MARCH 31, 2012

COMMON STOCKS	Shares	Value
Building Products – 0.0%		
Nortek, Inc. (A)	14	$ 633
Food Retail – 0.3%		
Roundy's Supermarkets, Inc. (A)	1,190	12,733
Housewares & Specialties – 0.0%		
Provo Craft & Novelty, Inc. (A)	4	—
TOTAL COMMON STOCKS – 0.3%		**$ 13,366**
(Cost: $10,116)		

PREFERRED STOCKS		
Other Mortgage-Backed Securities – 0.2%		
GMAC Inc., 7.000% (B)	13	10,812
TOTAL PREFERRED STOCKS – 0.2%		**$ 10,812**
(Cost: $12,066)		

WARRANTS		
Agricultural Products – 0.0%		
ASG Consolidated LLC, Expires 5–15–18 (C)	13	1,226
Apparel Retail – 0.1%		
St. John Knits International, Incorporated, Expires 12–31–29 (C)	48	1,257
TOTAL WARRANTS – 0.1%		**$ 2,483**
(Cost: $798)		

CORPORATE DEBT SECURITIES	Principal	Value
Advertising – 0.1%		
Checkout Holding Corp., 0.000%, 11–15–15 (B)(D)	$ 3,409	1,415
National CineMedia, Inc., 7.875%, 7–15–21	2,745	2,923
		4,338
Aerospace – 0.2%		
Ducommun Incorporated, 9.750%, 7–15–18	8,656	9,175
Aerospace & Defense – 1.8%		
AAR Corp., 7.250%, 1–15–22 (B)	15,000	15,300
Acquisition Co., 10.000%, 6–1–17	11,120	12,037
Bombardier Inc., 5.750%, 3–15–22 (B)	4,934	4,798
Sequa Corporation:		
11.750%, 12–1–15 (B)	21,098	22,417
13.500%, 12–1–15 (B)	21,940	23,284
		77,836
Agricultural Products – 1.1%		
American Seafoods Group LLC, 10.750%, 5–15–16 (B)	8,709	7,947
ASG Consolidated LLC, 15.000%, 5–15–17 (B)(I)	15,967	11,426
Darling International Inc., 8.500%, 12–15–18	25,024	27,902
		47,275
Alternative Carriers – 2.0%		
Eileme 2 AB (publ) Polkomtel S.A.:		
11.625%, 1–31–20 (B)	6,000	6,255
11.750%, 1–31–20 (B)(E)	EUR 15,000	20,606
Level 3 Communications, Inc., 11.875%, 2–1–19	$ 25,558	29,135

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Alternative Carriers (Continued)		
Level 3 Financing, Inc.:		
8.125%, 7–1–19 (B)	$ 20,767	$ 21,442
8.625%, 7–15–20 (B)	4,591	4,821
PAETEC Escrow Corporation, 9.875%, 12–1–18	4,880	5,514
Sable International Finance Limited, 8.750%, 2–1–20 (B)	2,012	2,133
		89,906
Apparel Retail – 0.6%		
Burlington Coat Factory Warehouse Corporation, 10.000%, 2–15–19	2,000	2,080
J.Crew Group, Inc., 8.125%, 3–1–19	18,190	18,508
Limited Brands, Inc., 5.625%, 2–15–22	4,327	4,365
		24,953
Asset Management & Custody Banks – 0.3%		
CEVA Group plc, 8.375%, 12–1–17 (B)	3,000	2,970
Nexeo Solutions, LLC, 8.375%, 3–1–18 (B)	8,905	8,816
		11,786
Auto Parts & Equipment – 3.0%		
Icahn Enterprises L.P. and Icahn Enterprises Finance Corp., 7.750%, 1–15–16	11,541	11,945
IDQ Holdings, Inc., 11.500%, 4–1–17 (B)	22,749	23,318
Schaeffler Finance B.V.:		
7.750%, 2–15–17 (B)(E)	EUR 23,000	31,595
7.750%, 2–15–17 (B)	$ 29,302	30,987
8.500%, 2–15–19 (B)	23,078	24,636
8.750%, 2–15–19 (B)(E)	EUR 12,000	16,925
		139,406
Automotive Manufacturers – 0.2%		
Chrysler Group LLC and CG:		
8.000%, 6–15–19	$ 4,000	4,020
8.250%, 6–15–21	6,286	6,349
		10,369
Automotive Retail – 1.0%		
Asbury Automotive Group, Inc.:		
7.625%, 3–15–17	6,755	7,000
8.375%, 11–15–20	25,593	27,576
Sonic Automotive, Inc. , 9.000%, 3–15–18	11,430	12,373
		46,949
Broadcast / Outdoor – 0.5%		
Clear Channel Worldwide Holdings, Inc., Series B, 7.625%, 3–15–20 (B)	2,960	2,901
Harron Communications, L.P. and Harron Finance Corporation, 9.125%, 4–1–20 (B)	12,453	12,857
Univision Communications Inc., 6.875%, 5–15–19 (B)	6,670	6,762
		22,520
Broadcasting – 0.6%		
Cumulus Media Inc., 7.750%, 5–1–19 (B)	23,282	22,001
LBI Media Holdings, Inc., 9.250%, 4–15–19 (B)	3,900	3,315
		25,316

Ivy High Income Fund (in thousands) MARCH 31, 2012

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Building Products – 1.0%		
Nortek, Inc.,		
8.500%, 4–15–21	$ 4,735	$ 4,688
Ply Gem Holdings, Inc.,		
8.250%, 2–15–18	13,357	13,440
Ply Gem Industries, Inc.,		
8.250%, 2–15–18 (B)	27,085	25,223
		43,351
Cable – 0.1%		
Mediacom LLC and Mediacom Capital Corporation,		
7.250%, 2–15–22 (B)	3,335	3,368
Cable & Satellite – 0.3%		
CSC Holdings, LLC,		
6.750%, 11–15–21 (B)	7,974	8,303
Nara Cable Funding Limited,		
8.875%, 12–1–18 (B)	4,017	3,816
		12,119
Casinos & Gaming – 2.3%		
Chester Downs and Marina, LLC,		
9.250%, 2–1–20 (B)	2,000	2,113
MCE Finance Limited,		
10.250%, 5–15–18	23,827	26,746
MGM MIRAGE,		
6.875%, 4–1–16	5,224	5,276
MGM Resorts International,		
8.625%, 2–1–19 (B)	34,930	37,462
ROC Finance LLC and ROC Finance 1 Corp.,		
12.125%, 9–1–18 (B)	24,627	27,459
Scientific Games Corporation:		
8.125%, 9–15–18	975	1,062
9.250%, 6–15–19	8,725	9,663
		109,781
Chemicals – 0.2%		
INEOS Finance plc,		
8.375%, 2–15–19 (B)	6,757	7,146
Communications Equipment – 0.6%		
Brightstar Corporation,		
9.500%, 12–1–16 (B)	24,205	25,173
Construction & Engineering – 0.3%		
J.M. Huber Corporation,		
9.875%, 11–1–19 (B)	12,535	13,036
Construction & Farm Machinery & Heavy Trucks – 0.0%		
Greenbrier Companies, Inc., (The), Convertible,		
3.500%, 4–1–18 (B)	1,585	1,520
Construction Materials – 0.7%		
Headwaters Incorporated,		
7.625%, 4–1–19	12,470	12,127
Headwaters Incorporated, Convertible, 2.500%,		
2–1–14	7,250	6,634
Hillman Group, Inc. (The),		
10.875%, 6–1–18	11,777	12,336
		31,097
Consumer Finance – 3.5%		
Bankrate, Inc.,		
11.750%, 7–15–15	21,213	24,342
Credit Acceptance Corporation,		
9.125%, 2–1–17	29,281	31,623
SLM Corporation:		
6.000%, 1–25–17	3,302	3,400
7.250%, 1–25–22	1,981	2,069
Speedy Cash Intermediate Holdings Corp.,		
10.750%, 5–15–18 (B)	17,951	18,579
TMX Finance LLC and TitleMax Finance Corporation:		
13.250%, 7–15–15	62,182	68,712

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Consumer Financ (Continued)		
WM Finance Corp.,		
11.500%, 10–1–18 (B)	$ 8,360	$ 8,945
WM Holdings Finance Corp.,		
13.750%, 10–1–19 (B)	4,877	4,938
		162,608
Data Processing & Outsourced Services – 2.6%		
Alliance Data Systems Corporation,		
6.375%, 4–1–20 (B)	46,550	47,365
CoreLogic, Inc.,		
7.250%, 6–1–21 (B)	63,112	65,004
		112,369
Diversified Chemicals – 0.7%		
Kinove German Bondco GmbH,		
10.000%, 6–15–18 (B)(E)	EUR 9,802	13,595
Styrolution Group GmbH,		
7.625%, 5–15–16 (B)(E)	9,400	10,970
Taminco Global Chemical,		
9.750%, 3–31–20 (B)	$ 6,640	6,906
		31,471
Diversified Metals & Mining – 1.3%		
Compass Minerals International, Inc.,		
8.000%, 6–1–19	3,850	4,177
FMG Resources Pty Ltd:		
6.000%, 4–1–17 (B)	9,871	9,772
8.250%, 11–1–19 (B)	21,500	22,576
6.875%, 4–1–22 (B)	9,871	9,624
Taseko Mines Limited,		
7.750%, 4–15–19	15,941	15,184
		61,333
Diversified Support Services – 0.0%		
ARAMARK Holdings Corporation,		
8.625%, 5–1–16 (B)	1,949	1,998
Education Services – 6.8%		
Laureate Education, Inc.:		
11.000%, 8–15–15 (B)(F)	58,061	59,513
11.250%, 8–15–15 (B)(F)	153,870	159,255
12.750%, 8–15–17 (B)(F)	86,430	92,264
		311,032
Electronic Equipment & Instruments – 1.9%		
CDW LLC and CDW Finance Corporation:		
12.535%, 10–12–17	32,000	34,760
8.000%, 12–15–18	2,925	3,166
8.500%, 4–1–19	46,390	49,290
		87,216
Electronic Manufacturing Services – 0.7%		
Jabil Circuit, Inc.:		
7.750%, 7–15–16	6,860	7,820
8.250%, 3–15–18	4,070	4,731
KEMET Corporation:		
10.500%, 5–1–18 (B)	14,872	15,988
10.500%, 5–1–18	4,400	4,752
		33,291
Finance – 1.2%		
Air Lease Corporation,		
5.625%, 4–1–17 (B)	49,400	49,215
Verisure Holding AB (publ),		
8.750%, 9–1–18 (B)(E)	EUR 2,045	2,803
		52,018
Food Distributors – 0.8%		
U.S. Foodservice, Inc.,		
8.500%, 6–30–19 (B)	$ 37,347	37,814

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Food Retail – 0.1%		
Beverages & More, Inc.,		
9.625%, 10–1–14 (B)	$ 4,875	$ 5,082
Gaming – 1.4%		
Codere Finance (Luxembourg) S.A.,		
9.250%, 2–15–19 (B)	31,851	31,612
Wynn Las Vegas, LLC and Wynn Las Vegas		
Capital Corp.,		
5.375%, 3–15–22 (B)	32,604	31,789
		63,401
Health Care Equipment – 0.9%		
Immucor, Inc.,		
11.125%, 8–15–19	34,809	38,682
Health Care Facilities – 1.0%		
HCA Inc.:		
8.000%, 10–1–18	8,820	9,614
5.875%, 3–15–22	5,420	5,427
Tenet Healthcare Corporation,		
6.875%, 11–15–31	33,933	29,012
		44,053
Health Care Facilities/Supplies – 0.4%		
Chiron Merger Sub, Inc.,		
12.500%, 11–1–19 (B)	5,000	4,700
Physio-Control International, Inc.,		
9.875%, 1–15–19 (B)	12,098	12,703
		17,403
Health Care Services – 0.3%		
MedImpact Holdings, Inc.,		
10.500%, 2–1–18 (B)	13,350	13,551
OnCure Holdings, Inc.,		
11.750%, 5–15–17	3,370	2,207
		15,758
Health Care Technology – 1.4%		
MedAssets, Inc.,		
8.000%, 11–15–18	59,170	62,129
Home Furnishings – 0.2%		
Empire Today, LLC and Empire Today Finance		
Corp.,		
11.375%, 2–1–17 (B)	3,039	3,001
Simmons Bedding Company,		
11.250%, 7–15–15 (B)	4,200	4,342
		7,343
Homebuilding – 0.2%		
Taylor Morrison Communities, Inc. and Monarch		
Communities Inc.,		
7.750%, 4–15–20 (B)	7,006	7,006
Household Products – 0.6%		
Reynolds Group Holdings Limited:		
9.000%, 4–15–19 (B)	12,200	12,017
7.875%, 8–15–19 (B)	9,639	10,362
Reynolds Group Issuer (Luxembourg) S.A.,		
Reynolds Group Issuer LLC and Reynolds		
Group Issuer, Inc.,		
9.875%, 8–15–19 (B)	5,515	5,639
		28,018
Independent Power Producers & Energy Traders – 0.7%		
Calpine Construction Finance Company, L.P.,		
8.000%, 6–1–16 (B)	4,600	5,003
NRG Energy, Inc.,		
7.625%, 5–15–19	24,650	23,787
Texas Competitive Electric Holdings Company,		
LLC and TCEH Finance, Inc.,		
11.500%, 10–1–20 (B)	2,150	1,403
		30,193

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Industrial – Other – 0.2%		
Rexel,		
6.125%, 12–15–19 (B)	$ 3,521	$ 3,565
Toll Brothers Finance Corp.,		
5.875%, 2–15–22	4,002	4,112
		7,677
Industrial Machinery – 0.1%		
Tempel Steel Company,		
12.000%, 8–15–16 (B)	5,597	5,485
Internet Software & Services – 0.2%		
Equinix, Inc.:		
8.125%, 3–1–18	3,225	3,548
7.000%, 7–15–21	6,610	7,254
		10,802
Investment Banking & Brokerage – 1.4%		
E*TRADE Financial Corporation:		
6.750%, 6–1–16	18,500	18,916
12.500%, 11–30–17	26,711	31,085
GFI Group Inc.,		
8.375%, 7–19–18	15,012	14,299
		64,300
IT Consulting & Other Services – 1.8%		
iGATE Corporation,		
9.000%, 5–1–16	55,471	60,255
SRA International, Inc. and Sterling Merger,		
Inc.,		
11.000%, 10–1–19 (B)	18,725	19,755
SunGard Data Systems Inc.,		
10.250%, 8–15–15	1,000	1,039
		81,049
Leisure Facilities – 0.4%		
Palace Entertainment Holdings, LLC,		
8.875%, 4–15–17 (B)	16,302	16,934
Leisure Products – 0.4%		
Yonkers Racing Corporation,		
11.375%, 7–15–16 (B)	15,514	16,639
Life & Health Insurance – 0.3%		
CNO Financial Group, Inc.,		
9.000%, 1–15–18 (B)	7,315	7,900
ILFC E-Capital Trust I,		
5.030%, 12–21–65 (B)(F)	7,300	4,856
Phoenix Life Insurance Company,		
7.150%, 12–15–34 (B)	975	702
		13,458
Metal & Glass Containers – 0.1%		
Pretium Packaging, L.L.C. and Pretium Finance,		
Inc.,		
11.500%, 4–1–16	4,350	4,568
Movies & Entertainment – 0.2%		
MU Finance plc,		
8.375%, 2–1–17 (B)	3,900	4,183
WMG Acquisition Corp.,		
9.500%, 6–15–16	5,000	5,450
		9,633
Multi-Line Insurance – 0.4%		
American International Group, Inc.,		
8.175%, 5–15–58	17,550	18,577
Office Services & Supplies – 0.2%		
American Reprographics Company,		
10.500%, 12–15–16	10,250	10,148

Ivy High Income Fund (in thousands)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Oil & Gas Drilling – 0.7%		
RDS Ultra-Deepwater Ltd, 11.875%, 3–15–17 (B)	$ 26,743	$ 29,551
Oil & Gas Equipment & Services – 2.1%		
Forbes Energy Services Ltd., 9.000%, 6–15–19	2,925	2,852
Global Geophysical Services, Inc.:		
10.500%, 5–1–17 (B)	40,475	38,654
10.500%, 5–1–17	5,208	5,182
SESI, LLC, 7. 125%, 12–15–21 (B)	45,000	48,600
		95,288
Oil & Gas Exploration & Production – 0.1%		
Chesapeake Energy Corporation, 6.775%, 3–15–19	4,895	4,858
Oil & Gas Refining & Marketing – 1.0%		
Energy Partners Ltd., 8.250%, 2–15–18	12,043	12,209
Offshore Group Investment Limited, 11.500%, 8–1–15	31,327	34,459
		46,668
Oil & Gas Storage & Transportation – 0.0%		
Chesapeake Midstream Partners, L.P. and CHKM Finance Corp., 6.125%, 7–15–22 (B)	1,610	1,622
Oil Services – 0.1%		
Bill Barrett Corporation, 7.000%, 10–15–22	1,519	1,466
Linn Energy, LLC and Linn Energy Finance Corp., 6.250%, 11–1–19 (B)	2,459	2,385
		3,851
Other Diversified Financial Services – 0.2%		
Bank of America Corporation, 8.000%, 12–29–49	10,945	11,223
Packaged Foods & Meats – 0.9%		
Bumble Bee Foods, LLC:		
9.000%, 12–15–17 (B)	15,053	15,355
9.625%, 3–15–18 (B)	15,125	13,726
FAGE Dairy Industry S.A. and FAGE USA Dairy Industry, Inc., 9.875%, 2–1–20 (B)	2,730	2,675
JBS Finance II Ltd., 8.250%, 1–29–18 (B)	4,000	4,074
JBS USA, LLC and JBS USA Finance, Inc., 8.250%, 2–1–20 (B)	4,953	5,089
		40,919
Paper Packaging – 0.5%		
Sealed Air Corporation:		
8.125%, 9–15–19 (B)	15,564	17,178
8.375%, 9–15–21 (B)	3,335	3,748
		20,926
Pharmaceuticals – 1.7%		
Capsugel FinanceCo S.C.A., 9.875%, 8–1–19 (B)(E)	EUR 18,575	26,817
Jaguar Holding Company II and Jaguar Merger Sub Inc., 9.500%, 12–1–19 (B)	$ 46,910	50,897
		77,714

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Publishing – 0.1%		
Cambium Learning Group, Inc., 9.750%, 2–15–17	$ 2,425	$ 2,358
Regional Banks – 0.2%		
CIT Group, Inc., 7.000%, 5–2–17 (B)	9,625	9,649
Restaurants – 2.4%		
CKE Holdings, Inc., 10.500%, 3–14–16 (B)(I)	21,531	22,072
Dave & Buster's, Inc.:		
0.000%, 2–15–16 (B)(D)	27,855	18,524
11.000%, 6–1–18	7,213	7,718
DineEquity, Inc., 9.500%, 10–30–18	30,072	32,928
NPC International, Inc., 10.500%, 1–15–20 (B)	23,695	25,828
		107,070
Retail Stores – 0.4%		
Claire's Stores, Inc., 9.000%, 3–15–19 (B)	10,157	10,500
Neiman Marcus Group, Inc. (The), 10.375%, 10–15–15	1,425	1,484
RadioShack Corporation, 6.750%, 5–15–19	8,922	7,126
		19,110
Security & Alarm Services – 0.1%		
DynCorp International Inc., 10.375%, 7–1–17	3,197	2,777
Semiconductor Equipment – 0.1%		
MEMC Electronic Materials, Inc., 7.750%, 4–1–19	4,900	3,896
Semiconductors – 0.9%		
Freescale Semiconductor, Inc.:		
10.125%, 3–15–18 (B)	3,453	3,850
8.050%, 2–1–20	24,622	24,745
10.750%, 8–1–20	10,317	11,581
		40,176
Service – Other – 1.7%		
Monitronics International, Inc., 9.125%, 4–1–20 (B)	17,879	18,102
ServiceMaster Company, (The), 8.000%, 2–15–20 (B)	19,552	20,823
TransUnion LLC and TransUnion Financing Corporation, 9.625%, 6–15–18 (B)	37,952	39,945
		78,870
Specialized Consumer Services – 0.4%		
B-Corp Merger Sub, Inc., 8.250%, 6–1–19 (B)	17,247	17,764
Specialized Finance – 0.3%		
International Lease Finance Corporation, 6.250%, 5–15–19	12,289	12,127
Specialized REITs – 1.4%		
CNL Lifestyles Properties, Inc., 7.250%, 4–15–19	64,813	58,331
Host Hotels & Resorts, L.P., 6.000%, 10–1–21 (B)	2,500	2,669
		61,000

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Steel – 0.1%		
Optima Specialty Steel Inc.,		
12.500%, 12–15–16 (B)	$ 5,000	$ 5,250
Systems Software – 1.5%		
Atlantis Merger Sub, Inc. and SoftBrands, Inc.,		
11.500%, 7–15–18 (B)	36,153	39,949
Lawson Software, Inc.,		
9.375%, 4–1–19 (B)	25,820	26,724
		66,673
Technology – 0.4%		
Epicor Software Corporation,		
8.625%, 5–1–19	17,366	17,757
Technology Distributors – 1.1%		
Sophia, L.P. and Sophia Finance, Inc.,		
9.750%, 1–15–19 (B)	48,442	51,712
Thrifts & Mortgage Finance – 0.2%		
Provident Funding Associates, L.P. and PFG		
Finance Corp.,		
10.125%, 2–15–19 (B)	10,427	7,664
Trading Companies & Distributors – 0.2%		
AmeriGas Finance Corp. and AmeriGas		
Finance LLC:		
6.750%, 5–20–20	5,145	5,222
7.000%, 5–20–22	5,188	5,292
		10,514
Transportation – Other – 0.1%		
Rural/Metro Corporation,		
10.125%, 7–15–19 (B)	3,396	3,133
Trucking – 0.0%		
AE Escrow Corporation,		
9.750%, 3–15–20	1,958	2,139
Wireless – 0.2%		
Eileme 1 AB (publ) Polkomtel S.A.,		
14.250%, 8–15–20 (B)(I)	7,583	6,960
Wireless Telecommunication Service – 0.6%		
Digicel Group Limited,		
7.000%, 2–15–20 (B)	2,036	2,072
NII Capital Corp.,		
7.625%, 4–1–21	3,151	3,080
Sprint Nextel Corporation:		
9.125%, 3–1–17 (B)	4,933	4,908
7.000%, 3–1–20 (B)	3,320	3,370
Wind Acquisition Finance S.A.,		
11.750%, 7–15–17 (B)	14,200	13,987
		27,417
TOTAL CORPORATE DEBT SECURITIES – 69.0%		**$3,112,544**
(Cost: $3,009,229)		
MUNICIPAL BONDS – TAXABLE		
Arizona – 0.2%		
AZ Hlth Fac Auth, Rev Bonds (Banner Hlth),		
Ser 2007B,		
1.199%, 1–1–37 (F)	14,625	10,534

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
New Jersey – 0.8%		
NJ Econ Dev Auth, Spl Fac Rev Bonds		
(Continental Airlines, Inc. Proj),		
Ser 1999:		
6.250%, 9–15–19	$ 20,380	$ 20,454
6.400%, 9–15–23	11,865	11,914
		32,368
New York – 0.1%		
NYC Indl Dev Agy, Rental Rev Bonds		
(Yankee Stadium Proj), Ser 2009,		
11.000%, 3–1–29 (B)	5,000	6,290
TOTAL MUNICIPAL BONDS – TAXABLE – 1.1%		$ 49,192
(Cost: $44,877)		
SENIOR LOANS		
Advertising – 0.1%		
Oriental Trading Company, Inc.,		
7.000%, 2–14–17 (F)	5,696	5,614
Aerospace & Defense – 0.2%		
Sequa Corporation:		
3.760%, 12–3–14 (F)	115	114
3.780%, 12–3–14 (F)	135	133
3.840%, 12–3–14 (F)	3,750	3,691
6.250%, 12–3–14 (F)	5,985	5,997
		9,935
Agricultural Products – 0.4%		
WM. Bolthouse Farms, Inc.,		
9.500%, 8–11–16 (F)	16,000	16,067
Alternative Carriers – 0.2%		
Level 3 Communications, Inc.,		
5.750%, 9–1–18 (F)	9,100	9,182
Apparel Retail – 0.4%		
St. John Knits International, Incorporated,		
13.000%, 3–3–15 (F)	16,900	16,993
Application Software – 0.1%		
Blackboard, Inc.,		
7.500%, 10–4–18 (F)	4,464	4,436
Auto Parts & Equipment – 0.5%		
Schaeffler AG:		
0.000%, 1–27–17 (D)(F)	21,848	21,940
Broadcasting – 2.4%		
Cumulus Media Holdings, Inc.,		
7.500%, 9–16–19 (F)	3,000	3,037
High Plains Broadcasting Operating		
Company, LLC,		
9.000%, 3–14–16 (F)	7,169	7,166
Newport Television LLC,		
9.000%, 3–14–16 (F)	25,927	25,916
PAW LUXCO II S.A.R.L.,		
5.564%, 7–29–17 (E)(F)	EUR 64,675	76,941
		113,060

Ivy High Income Fund (in thousands) MARCH 31, 2012

SENIOR LOANS (Continued)	Principal	Value
Building Products – 0.5%		
Goodman Global, Inc.,		
9.000%, 10–28–17 (F)	$23,545	$ 23,938
Casinos & Gaming – 0.4%		
Revel AC, Inc.,		
9.000%, 2–17–17 (F)	7,615	7,507
Station Casinos LLC,		
3.241%, 6–17–16 (F)	11,704	10,885
		18,392
Communications Equipment – 1.5%		
Blue Coat Systems, Inc.:		
7.500%, 2–8–18 (F)	45,000	44,719
11.500%, 8–8–18 (F)	8,592	8,592
Mitel Networks Corporation,		
7.493%, 8–16–15 (F)	17,259	16,353
		69,664
Construction Materials – 0.1%		
Brock Holdings III, Inc.,		
10.000%, 3–16–18 (F)	5,000	4,875
Diversified Real Estate Activities – 0.1%		
EIG Investors, Corp.,		
7.750%, 11–28–17 (F)	6,410	6,410
Diversified Support Services – 1.1%		
Advantage Sales & Marketing, Inc.:		
9.250%, 5–29–18 (F)	35,494	35,361
13.000%, 12–30–18 (F)	12,900	12,868
		48,229
Education Services – 0.4%		
Education Management LLC,		
0.000%, 3–9–18 (D)	7,000	6,790
Laureate Education, Inc.,		
5.250%, 8–17–14 (F)	9,758	9,520
		16,310
Environmental & Facilities Services – 0.1%		
K2 Pure Solutions Nocal, L.P.,		
10.000%, 9–10–15 (F)	5,860	5,802
Food Distributors – 0.4%		
Fairway Group Acquisition Company,		
7.500%, 3–3–17 (F)	4,619	4,549
U.S. Foodservice, Inc.:		
2.740%, 7–3–14 (F)	16,937	16,337
		20,886
Gaming – 0.7%		
Mohegan Tribal Gaming Authority,		
9.000%, 2–28–16 (F)	32,000	32,453
Health Care Equipment – 0.5%		
Immucor, Inc.,		
7.250%, 7–2–18 (F)	9,950	10,050
Kinetic Concepts, Inc.,		
7.000%, 1–12–18 (F)	13,965	14,221
		24,271
Health Care Facilities – 0.1%		
National Surgical Hospitals, Inc.:		
0.000%, 2–3–17 (D)(F)	743	692
8.250%, 2–3–17 (F)	4,215	3,931
		4,623

SENIOR LOANS (Continued)	Principal	Value
Health Care Services – 0.9%		
Quintiles Transnational Corp.,		
7.500%, 2–22–17 (F)	$ 40,000	$ 39,983
Health Care Technology – 0.1%		
Emdeon, Inc.,		
6.750%, 11–2–18 (F)	4,987	5,052
Home Furnishings – 0.3%		
Spring Windows Fashions, LLC,		
11.250%, 5–31–18 (F)	15,000	14,600
Housewares & Specialties – 0.1%		
Provo Craft & Novelty, Inc.,		
8.500%, 3–2–16 (F)	9,982	3,993
Independent Power Producers & Energy Traders – 0.9%		
Dynegy Power, LLC:		
0.000%, 8–5–16 (D)(F)	33,912	35,378
Texas Competitive Electric Holdings Company, LLC,		
4.743%, 10–10–17 (F)	5,913	3,280
		38,658
Internet Software & Services – 1.8%		
Nextag, Inc.,		
7.000%, 1–28–16 (F)	18,469	17,745
Web.com Group, Inc.,		
7.000%, 10–27–17 (F)	65,716	64,977
		82,722
IT Consulting & Other Services – 2.0%		
Infor Global Solutions European Finance, S.a.R.L.:		
0.000%, 3–2–14 (D)(E)	EUR13,600	18,055
0.000%, 3–2–14 (D)	$ 18,000	17,905
0.000%, 9–2–14 (D)	7,000	6,994
Presidio, Inc.:		
7.250%, 3–31–17 (F)	29,073	29,364
7.250%, 3–31–17 (F)	11,000	11,110
SRA International, Inc.:		
6.500%, 7–20–18 (F)	5,800	5,776
6.500%, 7–20–18 (F)	560	558
		89,762
Leisure Products – 1.2%		
SRAM, LLC,		
8.500%, 12–7–18 (F)	48,000	48,239
Visant Corporation,		
5.250%, 12–22–16 (F)	4,860	4,733
		52,972
Movies & Entertainment – 0.1%		
CKX Entertainment, Inc.,		
9.000%, 6–21–17 (F)	4,000	3,360
Multi-Sector Holdings – 1.0%		
AB Acquisitions UK Topco 2 Limited,		
3.586%, 7–5–15 (E)(F)	GBP 28,000	41,099
Pharmaceuticals – 0.2%		
Pharmaceutical Product Development, Inc.,		
6.250%, 12–5–18 (F)	$ 7,980	8,071
Restaurants – 0.5%		
Focus Brands, Inc.:		
6.250%, 2–2–18 (F)	6,793	6,793
10.250%, 9–1–18 (F)	17,222	17,222
		24,015

Ivy High Income Fund (in thousands) MARCH 31, 2012

SENIOR LOANS (Continued)	Principal	Value
Retail Stores – 0.8%		
Claire's Stores, Inc.,		
0.000%, 5–19–14 (D)	$39,149	$ 37,170
Semiconductors – 0.8%		
Freescale Semiconductor, Inc.,		
6.000%, 2–16–19(F)	35,000	34,878
Specialty Chemicals – 0.0%		
Taminco Global Chemical Corporation,		
6.250%, 12–16–18 (F)	669	673
Specialty Stores – 0.6%		
Guitar Center, Inc.,		
5.730%, 10–9–14 (F)	8,000	7,454
Vision Holding Corp.:		
12.000%, 11–23–16 (F)	17,650	17,474
		24,928
Systems Software – 0.2%		
Lawson Software, Inc.,		
6.750%, 7–5–17 (F)	6,965	6,970
Technology Distributors – 0.1%		
SOPHIA L.P.,		
6.250%, 6–5–18 (F)	3,000	3,043
Wireless Telecommunication Service – 0.8%		
Asurion, LLC,		
9.000%, 5–24–19(F)	24,975	25,251
Crown Castle Operating Company,		
4.000%, 1–10–19(F)	9,975	9,932
		35,183
TOTAL SENIOR LOANS – 22.6%		**$1,020,212**
(Cost: $997,443)		
Commercial Paper – 6.9%		
Baxter International Inc.,		
0.220%, 4–10–12 (G)	11,800	11,799
Clorox Co.:		
0.420%, 4–4–12 (G)	7,000	7,000
0.400%, 4–12–12 (G)	18,900	18,897
0.330%, 4–16–12 (G)	6,000	5,999
Diageo Capital plc (GTD by Diageo plc):		
0.450%, 4–19–12 (G)	12,833	12,830
0.440%, 4–23–12 (G)	32,500	32,490
0.440%, 4–26–12 (G)	3,434	3,433
Ecolab Inc.:		
0.410%, 4–3–12 (G)	15,000	15,000
0.410%, 4–10–12 (G)	25,000	24,997
General Mills, Inc.:		
0.170%, 4–3–12 (G)	5,000	5,000
0.170%, 4–4–12 (G)	10,000	10,000
Harley-Davidson Funding Corp.:		
0.380%, 4–5–12 (G)	5,000	5,000
0.350%, 4–10–12 (G)	20,000	19,998
0.340%, 4–11–12 (G)	27,000	26,997
Heinz (H.J.) Finance Co. (GTD by Heinz (H.J.) Co.):		
0.330%, 4–2–12 (G)	18,167	18,167
0.250%, 4–17–12 (G)	7,500	7,499
0.290%, 4–23–12 (G)	10,000	9,998
0.230%, 4–24–12 (G)	20,000	19,997
Hewlett-Packard Company,		
0.500%, 4–3–12 (G)	10,000	10,000

SHORT-TERM SECURITIES (Continued)	Principal	Value
John Deere Canada ULC (GTD by Deere & Company):		
0.150%, 4–4–12 (G)	$ 5,725	$ 5,725
0.140%, 4–10–12 (G)	10,000	10,000
John Deere Financial Limited (GTD by John Deere Capital Corporation),		
0.120%, 4–4–12 (G)	9,600	9,600
Kroger Co. (The),		
0.400%, 4–2–12 (G)	10,983	10,983
McCormick & Co. Inc.,		
0.170%, 4–18–12 (G)	10,000	9,999
		311,408
Municipal Obligations – Taxable – 0.2%		
FL Muni Power Agy, All-Requirements Power Supply Proj Var Rate Demand Rfdg Rev Bonds, Ser 2008C (GTD by Bank of America, N.A.),		
0.220%, 4–2–12 (H)	3,075	3,075
MA Hlth and Edu Fac Auth, Var Rate Rev Bonds, Dana-Farber Cancer Institute Issue, Ser 2008L-1 (GTD by JPMorgan Chase Bank, N.A.),		
0.160%, 4–5–12 (H)	2,500	2,500
NJ Hlth Care Fac Fin Auth, Rev Bonds, AHS Hosp Corp Issue, Ser 2008C (GTD by JPMorgan Chase & Co.),		
0.160%, 4–5–12 (H)	500	500
NYC GO Bonds, Fiscal 2006 Ser E (GTD by Bank of America, N.A.),		
0.200%, 4–5–12 (H)	1,000	1,000
		7,075
Treasury Bills – 0.1%		
United States Treasury Bills,		
0.100%, 4–19–12	6,000	6,000
TOTAL SHORT-TERM SECURITIES – 7.2%		**$ 324,483**
(Cost: $324,483)		
TOTAL INVESTMENT SECURITIES – 100.5%		**$4,533,092**
(Cost: $4,399,012)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.5%)		**(22,462)**
NET ASSETS – 100.0%		**$4,510,630**

Notes to Schedule of Investments

The following forward foreign currency contracts were outstanding at March 31, 2012:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	British Pound	Nomura International PLC	25,630	4–10–12	$ —	$ 406
Sell	Euro	Nomura International PLC	52,725	4–10–12	—	770
Sell	Euro	Morgan Stanley International	720	5–15–12	69	—
Sell	Euro	Deutsche Bank AG	676	6–15–12	51	—
Sell	Euro	Deutsche Bank AG	932	8–1–12	81	—
Sell	Euro	Morgan Stanley International	720	11–15–12	62	—
Sell	Euro	Deutsche Bank AG	676	12–17–12	45	—
Sell	Euro	Deutsche Bank AG	5,000	1–30–13	—	117
Sell	Euro	Deutsche Bank AG	932	2–1–13	73	—
Sell	Euro	Morgan Stanley International	720	5–15–13	56	—
Sell	Euro	Deutsche Bank AG	676	6–17–13	40	—
Sell	Euro	Deutsche Bank AG	932	8–1–13	67	—
Sell	Euro	Morgan Stanley International	720	11–15–13	51	—
Sell	Euro	Deutsche Bank AG	676	12–16–13	35	—
Sell	Euro	Deutsche Bank AG	932	2–3–14	61	—
Sell	Euro	Morgan Stanley International	720	5–15–14	46	—
Sell	Euro	Deutsche Bank AG	676	6–16–14	32	—
Sell	Euro	Deutsche Bank AG	932	8–1–14	57	—
Sell	Euro	Morgan Stanley International	720	11–14–14	44	—
Sell	Euro	Deutsche Bank AG	676	12–15–14	30	—
Sell	Euro	Deutsche Bank AG	932	2–2–15	52	—
Sell	Euro	Morgan Stanley International	729	5–15–15	—	23
Sell	Euro	Deutsche Bank AG	676	6–15–15	27	—
Sell	Euro	Deutsche Bank AG	932	8–3–15	48	—
Sell	Euro	Morgan Stanley International	729	11–16–15	—	24
Sell	Euro	Deutsche Bank AG	676	12–15–15	26	—
Sell	Euro	Deutsche Bank AG	932	2–1–16	47	—
Sell	Euro	Morgan Stanley International	10,165	5–16–16	—	382
Sell	Euro	Deutsche Bank AG	676	6–15–16	27	—
Sell	Euro	Deutsche Bank AG	932	8–1–16	45	—
Sell	Euro	Deutsche Bank AG	676	12–15–16	29	—
Sell	Euro	Deutsche Bank AG	932	2–1–17	46	—
Sell	Euro	Deutsche Bank AG	676	6–15–17	30	—
Sell	Euro	Nomura International PLC	64,000	7–31–17	—	3,057
Sell	Euro	Deutsche Bank AG	932	8–1–17	49	—
Sell	Euro	Deutsche Bank AG	676	12–15–17	34	—
Sell	Euro	Deutsche Bank AG	932	2–1–18	53	—
Sell	Euro	Deutsche Bank AG	11,234	6–15–18	587	—
Sell	Euro	Deutsche Bank AG	932	8–1–18	55	—
Sell	Euro	Deutsche Bank AG	932	2–1–19	55	—
Sell	Euro	Deutsche Bank AG	19,799	8–1–19	1,173	—
Sell	Euro	Deutsche Bank AG	4,000	1–31–20	—	209
					$3,283	$4,988

(A) No dividends were paid during the preceding 12 months.

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2012, the total value of these securities amounted to $1,981,827 or 43.9% of net assets.

(C) Warrants entitle the Fund to purchase a predetermined number of shares of common stock and are non-income producing. The purchase price and number of shares are subject to adjustment under certain conditions until the expiration date, if any.

(D) Zero coupon bond.

(E) Principal amounts are denominated in the indicated foreign currency, where applicable (EUR - Euro and GBP - British Pound).

(F) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2012.

(G) Rate shown is the yield to maturity at March 31, 2012.

(H) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2012. Date shown represents the date that the variable rate resets.

(I) Payment-in-kind bonds.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2012. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$13,366	$ —	$ —
Preferred Stocks	—	10,812	—
Warrants	—	—	2,483
Corporate Debt Securities	—	3,112,544	—
Municipal Bonds	—	49,192	—
Senior Loans	—	886,518	133,694
Short–Term Securities	—	324,483	—
Total	$13,366	$4,383,549	$136,177
Forward Foreign Currency Contracts	$ —	$ 3,283	$ —
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 4,988	$ —

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Warrants	Corporate Debt Securities	Senior Loans
Beginning Balance 4–1–11	$ 2,577	$ 1,499	$ 227,482
Net realized gain (loss)	—	329	889
Net change in unrealized appreciation (depreciation)	(1,707)	(589)	(5,480)
Purchases	—	—	74,913
Sales	—	(7,435)	(103,969)
Transfers into Level 3 during the period	1,613	7,695	35,876
Transfers out of Level 3 during the period	—	(1,499)	(96,017)
Ending Balance 3–31–12	$ 2,483	$ —	$ 133,694
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 3–31–12	$(1,707)	$ —	$ (3,604)

The following acronyms are used throughout this schedule:

GTD = Guaranteed
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

Ivy International Balanced Fund



Below, John C. Maxwell, CFA, portfolio manager of the Ivy International Balanced Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2012. Mr. Maxwell has managed the Fund since April 15, 2009. He has 19 years of industry experience.

John C. Maxwell

Fiscal Year Performance

For the 12 Months Ended March 31, 2012

Ivy International Balanced Fund (Class A shares at net asset value)	0.23%
Benchmark(s) and/or Lipper Category	
MSCI AC World ex U.S.A./Index (generally reflects the performance of securities representing international stock markets)	-7.17%
J.P. Morgan Non-U.S. Government Bond Index (generally reflects the performance of securities representing the international government bond market)	4.25%
Lipper Mixed-Asset Target Allocation Growth Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	3.19%

Multiple indexes are shown because the Fund invests in more than one asset class.

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

Solid stock selection helped us outpace a strong market

The Fund's outperformance relative to its benchmark index was driven by strong performance in the equity portion of the Fund due to its defensive profile using high-yielding, dividend-paying stocks. Astute stock picking drove outperformance in Asia and Latin America. The bond portion of the Fund performed in line with its index over the period. The Fund's heavy weighting in equities restrained overall performance as bonds outperformed equities. Within fixed income, security selection was solid, but the Fund's short duration detracted from performance.

For some time, including the last 12 months, we have been of the opinion that the low yields on long-term bonds (10 year and longer) generally do not have an attractive risk/reward tradeoff. Throughout the year, the Fund had equities at the high end of the allowable range outlined in the Fund's prospectus (25 to 75 percent) and it ended the year with close to 70 percent in equities. To compensate for the low fixed-income weighting, about a quarter of the Fund's investments are in equities with dividends that deliver income in line with high-yield bonds but with much better balance sheets than the average high- yield corporation. In the Fund's fixed-income portfolio, we focus on short duration bonds and investment grade corporate or emerging market bonds that can provide a bit of incremental yield.

Both the bond and equity securities in the Fund are generally oriented to take advantage of the significantly greater growth that we expect from emerging markets. This strategy has worked well over the last few years and we expect to maintain a similar orientation over the coming year.

Debt fears and policy drive the Macro which drives the markets

What dominated the market during the period was the indebtedness of developed countries and the government actions to deal with the debt. The epicenter for developed market debt issues remains Europe, as it has a currency Union without a fiscal union. If the union collapses, a global crisis is likely to ensue that could make the 2008 financial crisis seem like a speed bump. The recent actions by the European Central Bank (ECB) has appears to have led to further fiscal integration, meaning the pain of a break-up may be significantly greater for the healthier Northern European countries when compared to a year ago. We view a developed market sovereign debt crisis as the biggest risk to the markets.

That said, relative to liquid investment alternatives, stocks are very inexpensive. Money markets are yielding 0 percent and 10-year bonds in the largest developed markets – the U.S States, Japan, Germany and the U.K. – are yielding around 2 percent or less. In comparison, a number of international equity markets have dividend yields greater than 4 percent and earnings yields around 10 percent. This binary market has been the struggle all year. There is a significant discount in the equity market for the risks; however, if some major, developed-market country defaults or the eurozone disintegrates, we believe all equity securities are way too expensive. So the question becomes: What are probabilities and how do we position the portfolio for this market? In the short to medium term, it is our view that governments will succeed in avoiding the disaster scenario. Here is a summary of what we did through the year, followed by our outlook.

We entered the year defensively positioned within the equity portfolio in the wake of the Japan earthquake, revolutions in the Middle East, deteriorating economic data in the U.S., European Union (EU) tension, and high inflation in the emerging markets. During and after the 25 percent equity market decline from late July into early October 2011, when the fears of a global recession and eurozone collapse were at their highs, we took advantage of some price dislocations and switched into some stocks that appeared oversold.

In the fall we more aggressively used currency hedges to protect downside than we have in the past, which positively impacted performance. With equity and bonds markets very volatile, currency markets were quite benign. We hedged the euro, the Australian dollar and the Korean won. We hedged the euro as that was the epicenter of the issue and the currency was slightly up for the year, while the Korean won and the Australian dollar hedges were both risk-off hedges, as both currencies have a historically high correlation with global growth. That said, our intention over the long term is to give, in the vast majority of market environments, significant exposure to international currencies. But if we see an anomaly such that we believe we can get inexpensive downside protection in the currency markets, we intend to take advantage of it when we think it is appropriate.

In the final calendar quarter of 2011 we received some good news. The U.S. economy started to accelerate a bit and data surprised positively. Inflation came down in most emerging markets and a number of emerging markets took loosening measures to stimulate economic growth. Finally, in Europe, with the change from Trichet to Draghi as the head of the central bank, efforts that included cutting rates 50 basis points and cheap three-year lending to banks turned borrowing costs down in the critical countries of Italy and Spain. None of the above gave us the sense of a self-sustaining economic expansion, but all appear encouraging and directionally correct – something we have not been able to say for some time. In December and January we added some beta to the Fund's equities and reduced the currency hedges.

For the most part, the first quarter of calendar-year 2012 went quite well, but as it wound to a close, concerns about the Spanish economy escalated and the markets started to turn down. It seems like the market may follow last year's playbook. But we think the fundamentals are much better than last year at this point in the calendar, so we are not changing the Fund's positioning.

We have recently hedged 9 percent of the Fund's Japanese yen exposure as there are numerous fundamental reasons it could weaken. Japan has the largest debt-to-gross domestic product (GDP) of the major developed markets, is running a large deficit, has a huge debt issuance calendar in 2012, is politically unable to re-start nuclear power plants (meaning it will have to pay much more for power), and has a consumer electronics industry that has troubles that are underappreciated by the market. This does not sound like the description of a country that has had the strongest currency in the developed world over the last five years.

With cash is in the 0 to 5 percent range, equities are between 70 and 75 percent and fixed income is between 25 and 30 percent. Within equities, the Fund owns a number of high- yielding companies with strong balance sheets to make up for the low bond weighting. The balance of Fund equities have good dividend and cash flow yields, solid balance sheets and exposure to reasonable growth, often driven by developing economies.

Looking ahead

We believe global growth will be in the mid to upper 3 percent range, as developed markets in aggregate are under pressure. Japan contracted in 2011 so it is likely to post modest growth this year while Europe will be challenged to post any growth. Southern Europe (Greece, Italy, Spain and Portugal) could experience a difficult recession this year. The U.S. looks to be the best of the developed market lot. Emerging markets generally are expected to accelerate through the year and drive global GDP growth. There is a general lack of confidence that has led to a significantly decreased appetite for risk, despite record-low yields on low-risk assets. The evidence suggests we are not on the verge of either a self sustaining recovery or a global recession. Moderate growth remains the base case outlook.

On the negative side there are a number of leadership changes slated for this year, including key countries such as France, the U.S. and China. We feel it is important that new governments, particularly in heavily indebted countries, do not move away from the status quo as policy changes in a heavily indebted world could be dangerous.

Investor exposure to low-yielding, short-duration bonds and cash remain high when compared to recent history across the developed markets. The extremely low return profile of these instruments has historically driven investors to seek higher returns in places such as the equity markets. In a number of international equity markets, the dividend yield exceeds the corresponding 10-year bond yield in some cases by more than two times.

For the long term, we believe that the emerging populations in countries such as China, India, Russia and Brazil will continue to try to create a better standard of living. To accomplish this standard, they will require vast amounts of infrastructure and increasingly productive economies. These trends could drive consumer-facing companies serving these markets and infrastructure companies. We remain focused on solid dividend yields and continue to look for attractive opportunities that will benefit from increasing mergers and acquisitions. As always, we will continue to buy stock in companies that we believe can demonstrate strong cash generation, less leveraged balance sheets and solid opportunities for growth.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

International investing involves additional risks including currency fluctuations, political or economic conditions

affecting the foreign country and differences in accounting standards and foreign regulations. Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy International Balanced Fund.

Ivy International Balanced Fund

Asset Allocation

Stocks	**74.3%**
Financials	15.2%
Telecommunication Services	13.3%
Consumer Staples	7.7%
Utilities	7.4%
Industrials	7.3%
Energy	6.5%
Health Care	5.2%
Consumer Discretionary	5.0%
Information Technology	3.6%
Materials	3.1%
Bonds	**22.5%**
Corporate Debt Securities	11.4%
Other Government Securities	11.1%
Cash and Cash Equivalents	**3.2%**

Lipper Rankings

Category: Lipper Mixed-Asset Target Allocation Growth Funds	Rank	Percentile
1 Year	479/566	85
3 Year	285/528	54
5 Year	320/464	69
10 Year	1/237	1

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

Europe	**45.0%**
United Kingdom	11.2%
France	10.2%
Germany	5.9%
Switzerland	4.5%
Norway	3.5%
Netherlands	3.5%
Other Europe	6.2%
Pacific Basin	**37.5%**
Australia	10.9%
Japan	7.9%
Singapore	5.3%
Other Pacific Basin	13.4%
South America	**9.7%**
Chile	4.8%
Brazil	4.1%
Other South America	0.8%
North America	**3.8%**
Other	**0.8%**
Cash and Cash Equivalents	**3.2%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
Total S.A.	France	Energy	Integrated Oil & Gas
Telstra Corporation Limited	Australia	Telecommunication Services	Integrated Telecommunication Services
Sanofi-Aventis	France	Health Care	Pharmaceuticals
Embotelladora Andina S.A.	Chile	Consumer Staples	Soft Drinks
Lawson, Inc.	Japan	Consumer Staples	Food Retail
Unilever plc	United Kingdom	Consumer Staples	Packaged Foods & Meats
Deutsche Post AG	Germany	Industrials	Air Freight & Logistics
GlaxoSmithKline plc	United Kingdom	Health Care	Pharmaceuticals
Aguas Andinas S.A.	Chile	Utilities	Water Utilities
Hutchison Port Holdings Trust	Singapore	Industrials	Marine Ports & Services

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy International Balanced Fund

(UNAUDITED)



$40,000
$30,000
$20,000
$10,000
$0
Ivy International Balanced Fund, Class A Shares(1) . . . $22,815
MSCI AC World ex U.S.A. Index . . . $25,768
J.P. Morgan Non-U.S. Government Bond Index . . . $19,773
Lipper Mixed-Asset Target Allocation Growth Funds Universe Average . . . $19,217
9-30 2002
9-30 2003
3-31 2004
3-31 2005
3-31 2006
3-31 2007
3-31 2008
3-31 2009
3-31 2010
3-31 2011
3-31 2012

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A	Class B	Class C	Class E	Class I	Class Y
1-year period ended 3-31-12	-5.54%	-4.58%	-0.41%	-5.47%	0.67%	0.38%
5-year period ended 3-31-12	0.20%	0.22%	0.72%	—	—	1.55%
10-year period ended 3-31-12	7.39%	—	—	—	—	—
Since inception of Class(3) through 3-31-12	—	5.58%	5.87%	0.07%	1.80%	6.79%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I and Class Y shares are not subject to sales charges.

(3)12-8-03 for Class B, Class C and Class Y shares and 4-2-07 for Class E and Class I shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

The Advantus International Balanced Fund merged into the Ivy International Balanced Fund on December 8, 2003. The performance shown for periods prior to this date is that of the Advantus International Balanced Fund Class A shares, restated to reflect current sales charges applicable to Ivy International Balanced Fund Class A shares. Performance has not been restated to reflect the fees and expenses applicable to the Ivy International Balanced Fund. If these expenses were reflected, performance shown would differ.

Ivy International Balanced Fund (in thousands)

COMMON STOCKS	Shares	Value
Australia – 8.0%		
Australia and New Zealand Banking Group Limited	159	$ 3,830
DuluxGroup Limited	1,464	4,521
Metcash Limited	642	2,801
Myer Holdings Limited	972	2,355
Telstra Corporation Limited	2,393	8,155
Toll Holdings Limited	422	2,568
		24,230
Brazil – 2.1%		
AES Tiete S.A.	144	2,191
Vivo Participacoes S.A., ADR	135	4,139
		6,330
Chile – 3.8%		
Aguas Andinas S.A. (A)	8,930	5,337
Embotelladora Andina S.A.	1,316	6,189
		11,526
China – 3.1%		
China Construction Bank Corporation	5,590	4,319
China Mobile Limited	473	5,205
		9,524
Czech Republic – 1.3%		
CEZ, a. s.	95	4,082
Denmark – 0.7%		
TDC A/S	285	2,072
Finland – 1.0%		
Fortum Oyj	124	3,016
France – 9.2%		
Axa S.A.	143	2,374
Gaz de France	144	3,712
Metropole Television SA	161	2,911
Sanofi-Aventis	84	6,548
Total S.A.	185	9,451
Vivendi Universal	149	2,732
		27,728
Germany – 2.8%		
Deutsche Post AG	281	5,413
Munchener Ruckversicherungs-Gesellschaft AG, Registered Shares	21	3,201
		8,614
Hong Kong – 1.4%		
Yue Yuen Industrial (Holdings) Limited	1,207	4,235
India – 0.7%		
Hero Motocorp LTD	54	2,193
Israel – 0.8%		
Bezeq –Israel Telecommunication Corp., Ltd. (The)	1,420	2,331
Japan – 7.9%		
Daito Trust Construction Co., Ltd	26	2,289
Hoya Corporation	107	2,401
Lawson, Inc.	90	5,671
Mitsubishi Corporation	192	4,449
Mitsui Fudosan Co., Ltd.	139	2,658
Nissin Kogyo Co., Ltd.	196	3,193
NTT DoCoMo, Inc.	2	3,415
		24,076

COMMON STOCKS (Continued)	Shares	Value
Netherlands – 2.5%		
ING Groep N.V., Certicaaten Van Aandelen (B)	244	$ 2,032
Koninklijke KPN N.V.	318	3,498
Royal Boskalis Westminster N.V.	51	1,918
		7,448
New Zealand – 0.5%		
Fletcher Building Limited	275	1,515
Norway – 3.5%		
North Atlantic Drilling Ltd. (A)	1,441	2,784
Orkla ASA	377	2,980
StatoilHydro ASA	90	2,443
Telenor ASA	138	2,554
		10,761
Singapore – 4.7%		
CapitaCommercial Trust	3,457	3,355
Hutchison Port Holdings Trust	6,833	5,227
Singapore Telecommunications Limited	1,175	2,944
United Overseas Bank Limited	180	2,628
		14,154
Sweden – 0.8%		
Investor AB, B Shares	114	2,518
Switzerland – 4.5%		
Credit Suisse Group AG, Registered Shares	115	3,268
Roche Holdings AG, Genusscheine	21	3,719
Swiss Re Ltd	56	3,593
Zurich Financial Services, Registered Shares	11	3,037
		13,617
Taiwan – 3.4%		
Farglory Land Development Co., Ltd.	964	1,940
High Tech Computer Corp.	106	2,144
Lite-On Technology Corporation	2,342	2,832
Unimicron Technology Corp.	2,806	3,480
		10,396
United Kingdom – 10.5%		
GlaxoSmithKline plc	240	5,361
HSBC Holdings plc	238	2,112
Imperial Tobacco Group plc	80	3,258
National Grid plc	431	4,343
Prudential plc	229	2,739
Royal Dutch Shell plc, Class A	145	5,089
Unilever plc	170	5,617
Vodafone Group plc	1,129	3,110
		31,629
United States – 1.1%		
Southern Copper Corporation	105	3,314
TOTAL COMMON STOCKS – 74.3%		**$225,309**

(Cost: $219,447)

CORPORATE DEBT SECURITIES	Principal	
Australia – 1.3%		
Coles Myer Finance Limited, 6.000%, 7–25–12 (C)	AUD 1,250	1,298
Fairfax Media Group Finance Pty Limited, 5.250%, 6–15–12 (C)	EUR 2,000	2,674
		3,972

CORPORATE DEBT SECURITIES (Continued)		Principal	Value
Brazil – 2.0%			
AmBev International Finance Co. Ltd., 9.500%, 7–24–17 (C)	BRL	7,500	$ 4,304
Globo Comunicacoe e Participacoes S.A., 6.250%, 12–20–49 (D)	$	2,000	2,127
			6,431
Canada – 0.8%			
Manitoba Telecom Services Inc., 6.650%, 5–11–16 (C)	CAD	2,000	2,288
Chile – 1.0%			
Banco Santander Chile, S.A., 6.500%, 9–22–20 (C)	CLP	1,482,000	2,932
Columbia – 0.8%			
Empresas Publicas de Medellin E.S.P., 8.375%, 2–1–21 (C)	COP	3,888,000	2,311
Denmark – 1.1%			
Carlsberg Finans A/S, 7.000%, 2–26–13 (C)	GBP	2,000	3,324
France – 1.0%			
Vivendi, 7.750%, 1–23–14 (C)	EUR	2,000	2,948
Germany – 0.9%			
Schaeffler Finance B.V., 8.750%, 2–15–19 (A)(C)	EUR	2,000	2,821
Luxembourg – 0.2%			
Wind Acquisition Finance S.A., 11.750%, 7–15–17 (A)	$	750	739
Netherlands – 1.0%			
Heineken N.V., 7.125%, 4–7–14 (C)	EUR	2,000	2,958
Singapore – 0.6%			
Olam International Limited:			
4.070%, 2–12–13 (C)	SGD	2,000	1,602
6.000%, 8–10–18 (C)		250	205
			1,807
United Kingdom – 0.7%			
Vodafone Group plc, 6.750%, 1–10–13 (C)	AUD	2,000	2,097
TOTAL CORPORATE DEBT SECURITIES – 11.4%			**$ 34,628**
(Cost: $32,634)			
OTHER GOVERNMENT SECURITIES			
Australia – 1.6%			
New South Wales Treasury Corporation, 6.000%, 5–1–12 (C)	AUD	4,600	4,771
Germany – 2.2%			
KfW, Frankfurt/Main, Federal Republic of Germany:			
3.250%, 5–5–14 (C)	SEK	22,000	3,393
2.875%, 10–12–16 (C)	NOK	18,000	3,150
			6,543

OTHER GOVERNMENT SECURITIES (Continued)		Principal	Value
Malaysia – 2.2%			
Malaysian Government Bonds, 3.461%, 7–31–13 (C)	MYR	20,935	$ 6,867
Mexico – 1.9%			
United Mexican States Government Bonds, 8.000%, 12–19–13 (C)	MXN	69,000	5,679
Poland – 1.1%			
Poland Government Bonds, 6.250%, 10–24–15 (C)	PLN	9,550	3,217
South Korea – 2.1%			
South Korea Treasury Bonds:			
5.250%, 9–10–12 (C)	KRW	6,350,000	5,648
5.000%, 9–10–14 (C)	$	1,100,000	1,003
			6,651
TOTAL OTHER GOVERNMENT SECURITIES – 11.1%			**$ 33,728**
(Cost: $33,668)			
SHORT-TERM SECURITIES			
Commercial Paper – 3.6%			
Colgate-Palmolive Company, 0.100%, 4–12–12 (E)	$	2,000	2,000
Harley-Davidson Funding Corp., 0.340%, 4–4–12 (E)		1,951	1,951
Illinois Tool Works Inc., 0.150%, 4–2–12 (E)		7,000	7,000
			10,951
Master Note – 1.1%			
Toyota Motor Credit Corporation, 0.131%, 4–2–12 (F)		3,443	3,443
TOTAL SHORT-TERM SECURITIES – 4.7%			**$ 14,394**
(Cost: $14,394)			
TOTAL INVESTMENT SECURITIES – 101.5%			**$308,059**
(Cost: $300,143)			
LIABILITIES, NET OF CASH AND OTHER ASSETS – (1.5%)			**(4,696)**
NET ASSETS – 100.0%			**$303,363**

Notes to Schedule of Investments

The following forward foreign currency contracts were outstanding at March 31, 2012:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	Japanese Yen	Goldman Sachs International	2,210,000	2–7–13	$2,189	—

(A) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2012, the total value of these securities amounted to $11,681 or 3.9% of net assets.

(B) No dividends were paid during the preceding 12 months.

(C) Principal amounts are denominated in the indicated foreign currency, where applicable (AUD - Australian Dollar, BRL - Brazilian Real, CAD -Canadian Dollar, CLP - Chilean Peso, COP - Columbian Peso, EUR - Euro, GBP - British Pound, KRW - South Korean Won, MXN - Mexican Peso, MYR - Malaysian Ringgit, NOK - Norwegian Krone, PLN - Polish Zloty, SEK - Swedish Krona and SGD - Singapore Dollar).

(D) Step bond security. This security currently pays the stated rate but this rate will increase in the future.

(E) Rate shown is the yield to maturity at March 31, 2012.

(F) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2012. Date shown represents the date the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2012. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 14,889	$ —	$ —
Consumer Staples	20,736	—	2,801
Energy	19,768	—	—
Financials	45,891	—	—
Health Care	15,629	—	—
Industrials	22,554	—	—
Information Technology	10,857	—	—
Materials	9,350	—	—
Telecommunication Services	40,155	—	—
Utilities	22,679	—	—
Total Common Stocks	$222,508	$ —	$2,801
Corporate Debt Securities	—	31,954	2,674
Other Government Securities	—	33,728	—
Short-Term Securities	—	14,394	—
Total	$222,508	$80,076	$5,475
Forward Foreign Currency Contracts	$ —	$ 2,189	$ —

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Common Stocks	Corporate Debt Securities
Beginning Balance 4–1–11	$ —	$2,912
Net realized gain (loss)	2,035	—
Net change in unrealized appreciation (depreciation)	(1,699)	(238)
Purchases	5,640	—
Sales	(8,817)	—
Transfers into Level 3 during the period	5,642	—
Transfers out of Level 3 during the period	—	—
Ending Balance 3–31–12	$ 2,801	$2,674
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 3–31–12	$ 45	$ (238)

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

Ivy International Balanced Fund (in thousands) MARCH 31, 2012

Market Sector Diversification	
(as a % of net assets)	
Financials	16.2%
Telecommunication Services	15.0%
Consumer Staples	12.1%
Other Government Securities	11.1%
Consumer Discretionary	8.5%
Utilities	7.4%
Energy	7.3%
Industrials	7.3%
Health Care	5.2%
Information Technology	3.6%
Materials	3.1%
Other+	3.2%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Ivy International Core Equity Fund



Below, John C. Maxwell, CFA, portfolio manager of Ivy International Core Equity Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2012. Mr. Maxwell has managed the Fund for six years and has 19 years of industry experience.

John C. Maxwell

Fiscal Year Performance

For the 12 Months Ended March 31, 2012

Ivy International Core Equity Fund (Class A shares at net asset value)	**-7.86%**
Benchmark(s) and/or Lipper Category	
MSCI EAFE Index	**-5.77%**
(generally reflects the performance of securities in Europe, Australasia and the Far East)	
Lipper International Large-Cap Funds Universe Average	**-5.95%**
(generally reflects the performance of the universe of funds with similar investment objectives)	

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

Geographic weightings were the main driver of performance

It was clearly a disappointing year for the Fund as we performed below the benchmark in a down year. The poor performance can be explained by our geographic positioning and the fact that we did not overcome this headwind with enough good stocks. Basically, the Fund was overweight emerging markets at the expense of the developed markets. In particular its exposures to Japan, Switzerland and the United Kingdom were about two-thirds the benchmark weight and these were the best markets in the index. Virtually all emerging markets to which the Fund had exposure delivered U.S.-dollar returns significantly below the corresponding portion of the index. With the sovereign debt fears focused on the developed markets, we thought the healthier emerging markets would yield higher returns. From a sector standpoint, the Fund was pretty balanced through the year between stable (defensive) and cyclical stocks, and, in hindsight, we should have had a stronger skew to defensives as they significantly beat the market, with the exception of utilities. The Fund's large overweight in telecoms added the most to performance along with an underweight in utilities, while the Fund's information technology overweight and our stock selection in the consumer discretionary sector hurt.

In the end, Ivy International Core Equity Fund is designed to take advantage of the significantly greater growth that we expect from emerging markets. We do this by investing up to 15 percent of the Fund directly in emerging markets, but more in companies headquartered in the developed markets that benefit from emerging market growth. While our strategy did not work as well during the Fund's most recent fiscal period as it has for the previous five periods, we believe this orientation remains appropriate and will continue to enhance performance over time.

Debt fears and policy drive the macro, which drives the markets

What dominated the market was the indebtedness of developed countries and the government actions to deal with the debt. The epicenter for developed market debt issues remains Europe as it has a currency union without a fiscal union; if the union collapses, a global crisis could ensue that could make the 2008 financial crisis seem like a speed bump. Clearly, the recent actions by the European Central Bank (ECB) appears to have led to further fiscal integration, meaning the pain of a break-up could be significantly greater for the healthier Northern European countries when compared to a year ago. A developed market sovereign debt crisis remains the biggest risk.

That said, relative to liquid investment alternatives, stocks are very inexpensive. Money markets are yielding 0 percent and 10-year bonds in the largest developed markets — the United States, Japan, Germany and the United Kingdom — are yielding around 2 percent or less. In comparison, a number of international equity markets have dividend yields greater than 4 percent and earnings yields around 10 percent. This binary market has been the struggle all year. There is a significant discount in the equity market for the risks; however, if some major developed market country defaults or the eurozone disintegrates, we believe all equity securities are way too expensive. So the question becomes, what are the probabilities and how do we position the portfolio for this market? In the short to medium term, it is our view governments will succeed in avoiding the disaster scenario. The following is a summary of what we did through the year followed by our outlook.

We entered the year defensively positioned in the wake of the Japan earthquake, revolutions in the Middle East, deteriorating economic data in the U.S., European Union tension and high inflation in the emerging markets. Generally speaking, we stayed defensive to neutral through the summer. During and in the wake of the 25 percent market decline from late July into early October, when the fears of a global recession and eurozone collapse were at their peaks, we took advantage of some price dislocations and switched into some stocks that appeared oversold on a relative basis.

In the fall we more aggressively used currency hedges to protect downside than we have in the past, which positive impacted performance. With equity and bonds markets very volatile, currency markets were quite benign. At the highest point in the back half of the period we had 18 percent of the Fund hedged with 8 percent of our euro exposure and 10 percent of our Australian exposure. As a resource currency, we viewed the Australian dollar as protection against our resource-based emerging-market positions. That said, our intention over the long term is to give, in the vast majority of market environments, exposure to the international currencies. But if we see an anomaly such that we believe we can get inexpensive downside protection in the currency markets, we intend to take advantage of it.

In the fourth quarter of 2011 we received some good news. The U.S. economy started to accelerate a bit and data surprised positively. Inflation came down in most emerging markets and a number of emerging markets took loosening measures to stimulate their economies. Finally, in Europe, with the change from Trichet to Draghi as the head of the central bank, efforts that included cutting rates 50 basis points and cheap three-year lending to banks turned borrowing costs down in the critical countries of Italy and Spain. None of the above give us the sense of a self- sustaining economic expansion, but all appear encouraging and directionally correct – something we have not been able to say for some time. In December and January we added some beta to the Fund, and we went to a slightly offensive positioning.

For the most part the first quarter of 2012 went quite well, but towards the end of the quarter concerns in Spain escalated and the markets started to turn down. It seems like the market may follow the same playbook as last year. We think the fundamentals are much better than last year at this point so we are not changing the Fund's positioning.

Through the year our themes did not change. We continue to seek out exposure to:

1. Stocks that may benefit from disproportionate growth of emerging markets consumers, particularly Asia.
2. Stocks that may benefit from strong growth in infrastructure.
3. Stocks with a strong and believable dividend yield.
4. Stocks that may benefit from increased mergers and acquisitions.

From a geographic standpoint, the Fund's emerging markets exposure is 14 percent due to inflation being under control, loosening monetary policies and cheap valuations. We continue to source this exposure by being underweight develop- market domestic-demand stocks in Europe, the U.K. and Japan.

We have hedged 9 percent of our Japanese Yen exposure as there are numerous fundamental reasons it could weaken. Japan has the largest debt-to-gross domestic product (GDP) of the major developed markets, is running a large deficit, has a huge debt

issuance calendar in 2012, is politically unable to re-start nuclear power plants (meaning it will have to pay much more for its power), and has a consumer electronics industry that has troubles that are underappreciated by the market. This does not sound like the description of a country that has had the strongest currency in the developed world over the last five years.

The fund has a slightly offensive tilt. We believe we are solidly in the middle today on the value and growth spectrum.

Outlook

We believe global growth will be in the mid to upper 3 percent range, as the developed markets in aggregate are under pressure. Japan contracted in 2011, so it is likely to post modest growth this year, while Europe will be challenged to post any growth at all. Southern Europe (Greece, Italy, Spain and Portugal) could experience a difficult recession this year. The U.S. looks to be the best of the developed market lot. Emerging markets generally are expected to accelerate through the year and drive the global GDP growth. There is a general lack of confidence that has led to a significantly decreased appetite for risk, despite record-low yields on low-risk assets. The evidence suggests we are not on the verge of either a self-sustaining recovery or a global recession. Moderate growth remains the base-case outlook.

On the negative side there are a number of leadership changes slated for this year, including key countries such as France, the U.S. and China. It is important that new governments, particularly in heavily indebted countries, do not move away from the status quo as policy changes in a heavily indebted world could be dangerous.

Investor exposure to low-yielding, short-duration bonds and cash remain high when compared to recent history across the developed markets. The extremely low-return profile of these instruments has historically driven investors to seek higher returns in places such as the equity markets. In a number of international equity markets, the dividend yield exceeds the corresponding 10-year bond yield, in some cases by more than two times.

For the long term, we believe that the emerging populations in countries such as China, India, Russia and Brazil will continue to try to create a higher standard of living. To accomplish this, they will require vast amounts of infrastructure and increasingly productive economies. These trends could drive consumer-facing companies serving these markets and infrastructure companies. We remain focused on solid dividend yields and continue to look for attractive opportunities that will benefit from increasing mergers and acquisitions. As always, we will continue to buy stock in companies that we believe can demonstrate strong cash generation, with less-leveraged balance sheets and solid opportunities for growth.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy International Core Equity Fund.

Ivy International Core Equity Fund

ALL DATA IS AS OF MARCH 31, 2012 (UNAUDITED)

Asset Allocation

Stocks	**95.8%**
Financials	17.7%
Industrials	13.1%
Telecommunication Services	12.2%
Information Technology	12.2%
Consumer Discretionary	11.3%
Energy	9.4%
Health Care	7.4%
Consumer Staples	6.0%
Materials	5.4%
Utilities	1.1%
Cash and Cash Equivalents	**4.2%**

Lipper Rankings

Category: Lipper International Large-Cap Core Funds	Rank	Percentile
1 Year	275/341	81
3 Year	32/298	11
5 Year	8/246	4
10 Year	6/147	5

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

Europe	**49.2%**
United Kingdom	18.3%
France	11.3%
Germany	5.8%
Netherlands	4.9%
Switzerland	3.9%
Other Europe	5.0%
Pacific Basin	**38.1%**
Japan	14.4%
Australia	9.8%
China	6.1%
Other Pacific Basin	7.8%
North America	**4.0%**
Other	**2.1%**
South America	**2.4%**
Cash and Cash Equivalents	**4.2%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
Total S.A.	France	Energy	Integrated Oil & Gas
Telstra Corporation Limited	Australia	Telecommunication Services	Integrated Telecommunication Services
Bayer AG	Germany	Health Care	Pharmaceuticals
Unilever plc	United Kingdom	Consumer Staples	Packaged Foods & Meats
WPP Group plc	United Kingdom	Consumer Discretionary	Advertising
Koninklijke Ahold N.V.	Netherlands	Consumer Staples	Food Retail
Royal Dutch Shell plc, Class A	United Kingdom	Energy	Integrated Oil & Gas
Sanofi-Aventis	France	Health Care	Pharmaceuticals
Barclays plc	United Kingdom	Financials	Diversified Banks
Fugro N.V.	Netherlands	Energy	Oil & Gas Equipment & Services

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT
Ivy International Core Equity Fund

(UNAUDITED)



Legend	Value
Ivy International Core Equity Fund, Class A Shares[1]	$23,688
MSCI EAFE Index	$20,810
Lipper International Large-Cap Core Funds Universe Average	$19,639

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B	Class C	Class E	Class I	Class Y
1-year period ended 3-31-12	-13.15%	-12.22%	-8.45%	-13.18%	-7.47%	-7.67%
5-year period ended 3-31-12	-0.37%	-0.25%	0.17%	—	—	1.01%
10-year period ended 3-31-12	7.12%	6.63%	6.76%	—	—	—
Since inception of Class[3] through 3-31-12	—	—	—	-0.53%	1.27%	10.54%

(2) Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I and Class Y shares are not subject to sales charges.

(3) 4-2-07 for Class E and Class I shares and 7-24-03 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy International Core Equity Fund (in thousands) MARCH 31, 2012

COMMON STOCKS	Shares	Value
Argentina – 1.1%		
Arcos Dorados Holdings Inc.	924	$ 16,722
Australia – 9.8%		
Asciano Limited	3,688	18,722
Brambles Limited	2,179	16,025
Myer Holdings Limited	6,295	15,258
Newcrest Mining Limited	688	21,141
Orica Limited	606	17,555
Telstra Corporation Limited	12,018	40,957
Toll Holdings Limited	3,184	19,358
		149,016
Brazil – 1.3%		
Vivo Participacoes S.A., ADR	664	20,333
Canada – 1.1%		
Potash Corporation of Saskatchewan Inc.	370	16,919
China – 6.1%		
Baidu.com, Inc., ADR (A)	113	16,521
China Construction Bank Corporation	27,498	21,246
China Unicom Limited	10,854	18,394
SINA Corporation (A)	247	16,042
Spreadtrum Communications, Inc., ADR	620	10,233
ZTE Corporation, H Shares	3,785	10,188
		92,624
Denmark – 0.4%		
PANDORA Holding A/S	321	3,714
PANDORA Holding A/S (B)	166	1,922
		5,636
France – 11.3%		
Alstom	504	19,655
Cap Gemini S.A.	404	18,093
Compagnie Generale des Etablissements Michelin, Class B	221	16,442
Safran	502	18,442
Sanofi-Aventis	392	30,438
Schneider Electric S.A.	305	19,910
Total S.A.	962	49,082
		172,062
Germany – 5.8%		
Bayer AG	556	39,126
DaimlerChrysler AG, Registered Shares	291	17,558
Dialog Semiconductor plc (A)	748	18,261
SAP Aktiengesellschaft	181	12,608
		87,553
Hong Kong – 1.7%		
Cheung Kong (Holdings) Limited	2,005	25,897
India – 1.2%		
Housing Development Finance Corporation Limited (A)(B)	1,342	17,736
Israel – 2.1%		
Bezeq – Israel Telecommunication Corp., Ltd. (The)	5,054	8,298
Teva Pharmaceutical Industries Limited, ADR	511	23,007
		31,305
Italy – 1.3%		
Saipem S.p.A.	383	19,803

COMMON STOCKS (Continued)	Shares	Value
Japan – 14.4%		
Chiyoda Corporation	1,679	$ 21,320
Honda Motor Co., Ltd.	473	17,961
Hoya Corporation	938	21,063
KONAMI Corporation	429	12,168
Mitsubishi Corporation	1,123	26,041
Mitsubishi Electric Corporation	2,514	22,233
Mitsui Fudosan Co., Ltd.	1,234	23,601
Nissin Kogyo Co., Ltd.	1,479	24,144
Softbank Corp.	923	27,276
Suzuki Motor Corporation	909	21,699
		217,506
Mexico – 1.3%		
America Movil, S.A. de C.V.	821	20,379
Netherlands – 4.9%		
Fugro N.V.	403	28,729
ING Groep N.V., Certicaaten Van Aandelen (A)	1,735	14,455
Koninklijke Ahold N.V.	2,299	31,853
		75,037
Norway – 1.3%		
Telenor ASA	1,056	19,579
Singapore – 2.6%		
Singapore Telecommunications Limited	7,223	18,100
United Overseas Bank Limited	1,469	21,444
		39,544
Spain – 0.8%		
Banco Bilbao Vizcaya Argentaria, S.A.	1,582	12,588
Sweden – 1.2%		
Investor AB, B Shares	855	18,957
Switzerland – 3.9%		
Credit Suisse Group AG, Registered Shares	893	25,441
Swiss Re Ltd	302	19,282
TEMENOS Group AG (A)	808	14,956
		59,679
Taiwan – 2.3%		
Advanced Semiconductor Engineering, Inc.	19,276	19,397
Taiwan Semiconductor Manufacturing Company Ltd., ADR	—*	—*
Unimicron Technology Corp.	12,706	15,756
		35,153
United Kingdom - 18.3%		
AMEC plc	840	14,883
Barclays plc	7,840	29,501
GlaxoSmithKline plc	843	18,831
HSBC Holdings plc	1,860	16,507
Invensys plc, ADR	5,156	16,411
National Grid plc	1,612	16,259
Prudential plc	1,829	21,864
Royal Dutch Shell plc, Class A	886	31,016
Unilever plc	1,116	36,859
Vodafone Group plc	5,385	14,832
WPP Group plc	2,508	34,280
Xstrata plc	1,472	25,142
		276,385

COMMON STOCKS (Continued)	Shares	Value
United States – 1.6%		
InBev NV	324	$ 23,650
TOTAL COMMON STOCKS – 95.8%		**$1,454,063**
(Cost: $1,420,990)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper – 2.6%		
American Honda Finance Corp.		
(GTD by Honda Motor Co.),		
0.110%, 4–18–12 (C)	$ 4,000	4,000
Corporacion Andina de Fomento,		
0.270%, 4–19–12 (C)	9,000	8,999
Novartis Securities Investment Ltd.,		
0.110%, 4–12–12 (C)	15,000	14,999
Prudential Funding LLC,		
0.110%, 4–2–12 (C)	5,315	5,315
St. Jude Medical, Inc.,		
0.190%, 4–27–12 (C)	5,700	5,699
		39,012

SHORT-TERM SECURITIES (Continued)	Principal	Value
Master Note – 0.3%		
Toyota Motor Credit Corporation,		
0.131%, 4–2–12 (D)	$4,551	$ 4,551
TOTAL SHORT-TERM SECURITIES – 2.9%		**$ 43,563**
(Cost: $43,563)		
TOTAL INVESTMENT SECURITIES – 98.7%		**$1,497,626**
(Cost: $1,464,553)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.3%		20,206
NET ASSETS – 100.0%		**$1,517,832**

Notes to Schedule of Investments

The following forward foreign currency contracts were outstanding at March 31, 2012:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	Japanese Yen	Goldman Sachs International	10,750,000	2–7–13	$10,648	—

*Not shown due to rounding.

(A)No dividends were paid during the preceding 12 months.

(B)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2012, the total value of these securities amounted to $19,658 or 1.3% of net assets.

(C)Rate shown is the yield to maturity at March 31, 2012.

(D)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2012. Date shown represents the date the variable rate resets.

Ivy International Core Equity Fund *(in thousands)* MARCH 31, 2012

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2012. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 169,703	$ —	$—
Consumer Staples	92,362	—	—
Energy	143,513	—	—
Financials	268,518	—	—
Health Care	111,403	—	—
Industrials	198,116	—	—
Information Technology	185,285	—	—
Materials	80,757	—	—
Telecommunication Services	188,147	—	—
Utilities	16,259	—	—
Total Common Stocks	$1,454,063	$ —	$—
Short-Term Securities	—	43,563	—
Total	$1,454,063	$43,563	$—
Forward Foreign Currency Contracts	$ —	$10,648	$—

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed

Market Sector Diversification

(as a % of net assets)	
Financials	17.7%
Industrials	13.1%
Telecommunication Services	12.2%
Information Technology	12.2%
Consumer Discretionary	11.3%
Energy	9.4%
Health Care	7.4%
Consumer Staples	6.0%
Materials	5.4%
Utilities	1.1%
Other+	4.2%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Ivy International Growth Fund



Chace Brundige

Below, Chace Brundige, CFA, portfolio manager of Ivy International Growth Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2012. Mr. Brundige has managed the Fund for three years and has 18 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended March 31, 2012

Ivy International Growth Fund (Class A shares at net asset value)	0.66%
Benchmark(s) and/or Lipper Category	
MSCI EAFE Growth Index (generally reflects the performance of international growth stocks)	-3.71%
Lipper International Large-Cap Growth Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	-4.76%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

A difficult year

The fiscal year ending March 31, 2012 was a volatile one for most international markets, and we entered the period with caution. Although equities were relatively cheap, we believed risks were growing, particularly with respect to the Middle East and North Africa. Europe's sovereign debt issues continued to drive market volatility, and additional uncertainty was injected into the markets with the March 11, 2011 earthquake, tsunami and attendant nuclear crisis in Japan. Continued easy monetary policy throughout the year in the U.S. led to dollar-based commodity inflation and general inflation for fast-growing economies with currencies pegged to the U.S. dollar, such as China. Issues on the forefront included tightening in emerging markets to combat food and input inflation and generally higher price levels reinforced by wage inflation. This trend slowed later in the year, given monetary and fiscal policy and the ensuing slowdown in growth. Midyear found U.S. housing and unemployment continuing to founder, adding to economic concerns, which intensified during a difficult third quarter. As the year began, the combination of slow growth and Europe's massive sovereign debt loads weighed on confidence, including that of the debt rating agencies. Standard & Poor's downgraded the U.S. credit rating for the first time in history, Italian debt began a downward spiral that prompted buying by the European Central Bank (ECB), and banks and cyclical stocks took it on the chin. Actions by government leaders seemed to make matters worse, with the ECB actually raising interest rates early in July, the Italian government failing to address its deficit, and Europe's leaders discussing the rescue of the European Financial Stability Fund but leaving it

unchanged in value. Central banks collectively did react to problems in the interbank lending market, with the Federal Reserve, Bank of Japan, Bank of Switzerland and ECB all working together to keep swap lines open to ensure availability to borrow in any key currency. In addition, the ECB guaranteed short-term funding without limits and for durations up to one year and then three years as 2011 drew to a close. This action provided a measure of relief from short-term funding concerns for European banks and help contribute to a bounce in the first quarter. Near the end of the third quarter, concerns re-emerged in China about potential problem loans to local government financing vehicles in addition to high-interest loans to small and medium-sized businesses. Volatility continued through the final quarter of 2011, although momentum was generally upward and in stark contrast to the preceding quarter, and Europe led the overseas developed-market returns. Nonetheless, Europe continues to struggle with its sovereign debt. Although some progress has been made and global markets have improved in recent months, much remains to be done. The Fund fell behind in January due to the strong rebound in the more cyclical sectors that had underperformed in 2011, especially materials and certain industrials. The Fund made up for this lost ground in February and March.

Sources of strength, better relative performance

During the period, we benefitted from our large position in Apple Computer. While the vast majority of our portfolio (greater than 80 percent and generally more than 90 percent) is composed of non-U.S. companies, we bought Apple in early 2011 simply because we could no longer stand not to own it. We spent a lot of time trying to understand which companies, whether in Taiwan, Japan or elsewhere, would benefit from Apple's rise. In the end we decided that none were as attractive as Apple itself, and we simply couldn't resist a company so competitively well-positioned at such a reasonable valuation. It has paid off.

The Fund also benefited from our currency hedging. While we have partially hedged our euro exposure (which contributed 49 basis points), the main benefit came from our short Japanese yen futures position, which added about 72 basis points.

Our cautious stance heading into the year led us to significantly underweight the materials sector. Better stock selection, combined with this significant underweight (the Fund's stake was less than half the index's exposure) proved very beneficial in relative terms, as materials stocks were battered during much of the period.

The Fund's outperformance of its benchmark (before the effects of sales charges) can further be attributed to selected stock contributors across various sectors and industries during the period. The Fund's top contributor during the period was KONAMI Corporation, a Japanese maker of computer and video games, arcade video games and gaming machines. The company's success during the year was driven by improvement in video games, continued market share gains on casino floors, and the rapid ramping up of social gaming, where KONAMI is well-positioned for future growth. Another top holding was British American Tobacco plc, which managed to increase overall market share in its top 40 markets, despite difficult economic conditions, by addressing the cost base through factor rationalization, systems standardization and productivity savings. Additional holdings that contributed hailed from the health care sector; top names there were Fresenius SE & Co. KGaA and GlaxoSmithKline plc. Telstra Corporation Limited, an Australian telecommunications company, came into the year with a big valuation tailwind and investor uncertainty, both of which eased over the period.

Fund performance also was boosted by the timely elimination of several holdings. Early in the period we sold the Fund's stake in Smartphone maker HTC as sentiment remained high ahead of what we suspected would be market share deterioration as competitors launched higher-quality Android phones. We also eliminated construction machinery maker SANY Heavy Industry Co., Ltd., as our research showed the excavator market in China would come under pressure following aggressive financing techniques used to boost unit sales.

A few negatives

Despite our caution, we were generally underweight consumer staples during the year, largely a product of bottom-up stock selection and reductions or sales of certain holdings as they reached our price targets. Poor performance came from several technology stocks including TEMENOS Group AG, a maker of banking software, Sina Corporation, a Chinese Internet company, and Taiwan-based Hon Hai Precision, the world's largest maker of electronic components including printed circuit boards. Temenos and Hon Hai Precision have been eliminated from the Fund. We also suffered from not holding Roche Holding AG, a Swiss pharmaceutical company that rose 33 percent during the year and carries a weight of more than over 2 percent in the benchmark.

Despite our negative fundamental view of European financials, we have consistently maintained some weighting there in an effort to have exposure to any highly-positive policy changes coming out of Europe. Unfortunately, this restrained performance over the year, with the most damage delivered by Barclays plc and Credit Suisse Group AG. Commerzbank, which we subsequently sold, was another financial holding that detracted. We continue to maintain some exposure to companies whose balance sheets appear to us to be fairly solid, whose management is adopting what we deem to be proper strategies and whose market share we think is likely to grow as the financial crisis evolves.

Within more cyclical sectors, underperformance is attributable to oil services firm Schlumberger Limited, which struggled as prices for crude oil slumped later in the year in line with slowing growth in developing countries, major political unrest, natural disasters and debt and materials firms Rio Tinto plc and Xstrata plc, as European investors' use of materials companies in their "risk on/risk off" trades put pressure on the industry as a whole.

Some poor performance was also attributable to untimely stock selection within health care, though we continue to have confidence in the Fund's current holdings.

Our strategic approach, positioning

The Fund's stake in materials remains relatively underweight, as it has during the last few years. We continue to purchase companies in that sector, including Linde AG, which we bought during the year, but do not force any particular weighting into the Fund. The Fund also remains underweight in financials but we will buy opportunistically, generally when we identify what we deem to be the right combination of valuation and European government policy.

The Fund has a relatively low weighting in consumer staples, purely as a result of stock selection. To the extent the rotation out of staples continues in 2012, we will search for good values.

Technology remains the Fund's largest overweight. We prefer companies that can benefit from an increase in capital spending that is targeted at productivity versus capacity expansion. In addition, the general theme of global wireless voice and data communication remains well-intact. The Fund is also overweight in energy, primarily in oilfield services and energy-related engineering and construction, though to a lesser extent than at the beginning of 2011.

Looking ahead

As the period wound to a close, investors largely elected to sell last year's favorites and buy its laggards (especially materials and certain industrials). European financials have also rebounded smartly thanks in part to three-year ECB financing and improved trading in sovereign debt. While this early trading did not help the Fund's relative performance, we don't think it will continue indefinitely. The most obvious roadblock to deep cyclical leadership is the current self-reinforcing cycle in the West of high government debt loads leading to a lack of confidence and therefore less investment and hiring, which then leads to lower gross domestic product (GDP) and tax revenues and thus ever-higher debt/GDP ratios. China, of course, is an important factor in the performance of cyclical stocks generally and materials specifically. To the extent that China has embarked on an easing cycle, we think these sectors will get a boost. However, we do not expect Chinese easing to resemble 2009, but instead believe China will continue its focus on internal consumption, affordable real estate, and reviving the health of small and medium businesses. We are careful not to linger as certain stocks become overvalued in our eyes, yet we look to reinvest those proceeds in current or new investments where we see attractive business models, management teams, pricing power and end markets, combined with reasonable valuation.

The Fund's performance noted above is at net asset value (NAV) and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. These and other risks are more fully described in the Fund's prospectus.

International investing involves additional risks including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. These and other risks are more fully described in the Portfolio's prospectus.

The Fund may use derivatives to hedge various instruments, for risk management purposes or to increase investment income or gain in the Fund. These techniques involve additional risk, as the value of investments in derivatives may not correlate perfectly with the overall securities markets or with the underlying asset from which the derivative's value is derived.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of Ivy International Growth Fund.

Ivy International Growth Fund

ALL DATA IS AS OF MARCH 31, 2012 (UNAUDITED)

Asset Allocation

Stocks	**91.8%**
Industrials	17.3%
Information Technology	15.0%
Consumer Discretionary	13.8%
Consumer Staples	11.7%
Health Care	9.8%
Energy	7.8%
Financials	7.0%
Materials	5.3%
Telecommunication Services	4.1%
Cash and Cash Equivalents	**8.2%**

Lipper Rankings

Category: Lipper International Large-Cap Growth Funds	Rank	Percentile
1 Year	20/223	9
3 Year	47/213	22
5 Year	54/179	30
10 Year	64/113	57

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

Europe	**50.4%**
United Kingdom	13.6%
Germany	12.8%
France	11.5%
Switzerland	3.9%
Other Europe	8.6%
Pacific Basin	**25.0%**
Japan	10.8%
Australia	5.9%
China	4.0%
Other Pacific Basin	4.3%
North America	**14.2%**
United States	11.6%
Other North America	2.6%
Other	**1.5%**
South America	**0.7%**
Cash and Cash Equivalents	**8.2%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
Apple Inc.	United States	Information Technology	Computer Hardware
Fresenius SE & Co. KGaA	Germany	Health Care	Health Care Services
Telstra Corporation Limited	Australia	Telecommunication Services	Integrated Telecommunication Services
Vinci	France	Industrials	Construction & Engineering
Diageo plc	United Kingdom	Consumer Staples	Distillers & Vintners
adidas AG	Germany	Consumer Discretionary	Apparel, Accessories & Luxury Goods
Bayer AG	Germany	Health Care	Pharmaceuticals
Linde AG	Germany	Materials	Industrial Gases
Experian plc	United Kingdom	Industrials	Research & Consulting Services
GlaxoSmithKline plc	United Kingdom	Health Care	Pharmaceuticals

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy International Growth Fund

(UNAUDITED)



$30,000
$20,000
$10,000
$0
Ivy International Growth Fund, Class A Shares(1) $20,266
MSCI EAFE Growth Index $20,258
Lipper International Large-Cap Growth Funds Universe Average $21,569
12-31 2002
12-31 2003
3-31 2004
3-31 2005
3-31 2006
3-31 2007
3-31 2008
3-31 2009
3-31 2010
3-31 2011
3-31 2012

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A	Class B	Class C	Class E(3)	Class I	Class Y
1-year period ended 3-31-12	-5.13%	-4.32%	-0.24%	-4.90%	1.05%	0.78%
5-year period ended 3-31-12	-1.02%	-1.07%	-0.81%	—	—	0.30%
10-year period ended 3-31-12	4.77%	4.24%	4.33%	—	—	—
Since inception of Class(4) through 3-31-12	—	—	—	-0.77%	0.74%	8.31%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I and Class Y shares are not subject to sales charges.

(3)Class E shares are not currently available for investment.

(4)4-2-07 for Class E and Class I shares and 7-24-03 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy International Growth Fund (in thousands) MARCH 31, 2012

COMMON STOCKS	Shares	Value
Argentina – 0.7%		
Arcos Dorados Holdings Inc.	80	$ 1,447
Australia – 5.9%		
Coca-Cola Amatil Limited	194	2,504
David Jones Limited	845	2,109
Orica Limited	90	2,598
Telstra Corporation Limited	1,589	5,414
		12,625
Canada – 1.0%		
Canadian Natural Resources Limited	65	2,168
China – 4.0%		
China Unicom Limited	1,886	3,196
Sands China Ltd.	296	1,157
SINA Corporation (A)	24	1,580
Tingyi Holding Corp.	878	2,538
		8,471
France – 11.5%		
Danone	57	3,995
European Aeronautic Defence and Space Company EADSN.V.	30	1,213
LVMH Moet Hennessy – Louis Vuitton	20	3,396
Pinault-Printemps-Redoute S.A.	19	3,274
Safran	112	4,102
Sanofi-Aventis	43	3,351
Vinci	101	5,276
		24,607
Germany – 11.0%		
adidas AG	67	5,198
Bayer AG	64	4,531
Fresenius SE & Co. KGaA	53	5,432
Linde AG	24	4,332
MTU Aero Engines Holding AG	43	3,445
SAP Aktiengesellschaft	8	574
		23,512
Hong Kong – 1.7%		
Yue Yuen Industrial (Holdings) Limited	1,009	3,539
India – 2.6%		
Housing Development Finance Corporation Limited (A)(B)	228	3,017
Infrastructure Development Finance Company Limited	394	1,044
Infrastructure Development Finance Company Limited (B)	282	748
Larsen & Toubro Limited	31	789
		5,598
Israel – 1.5%		
Teva Pharmaceutical Industries Limited, ADR	73	3,269
Italy – 1.9%		
Saipem S.p.A.	78	4,005
Japan – 10.8%		
Canon Inc.	49	2,324
JGC Corporation	113	3,502
KONAMI Corporation	67	1,896

COMMON STOCKS (Continued)	Shares	Value
Mitsubishi Corporation	156	$ 3,621
Mitsubishi Electric Corporation	223	1,972
Mitsui & Co., Ltd.	201	3,302
NEXON Co., Ltd. (A)(B)	102	1,772
Nissin Kogyo Co., Ltd.	165	2,687
ORIX Corporation	22	2,070
		23,146
Luxembourg – 1.7%		
Tenaris S.A.	193	3,690
Mexico – 1.6%		
Grupo Modelo, S.A.B. de C.V., Series C	495	3,468
Netherlands – 1.2%		
ASML Holding N.V., Ordinary Shares	50	2,508
Norway – 1.7%		
Seadrill Limited	96	3,580
Sweden – 2.1%		
AB Volvo, Class B	146	2,129
Telefonaktiebolaget LM Ericsson, B Shares	224	2,320
		4,449
Switzerland – 3.9%		
ABB Ltd	185	3,797
Credit Suisse Group AG, Registered Shares	68	1,926
Swatch Group Ltd (The), Bearer Shares	6	2,725
		8,448
United Kingdom – 13.6%		
ARM Holdings plc, ADR	55	1,549
Barclays plc	969	3,647
British American Tobacco plc	64	3,241
Diageo plc	217	5,219
Experian plc	277	4,320
GlaxoSmithKline plc	187	4,179
Prudential plc	210	2,513
Rio Tinto plc	39	2,125
Xstrata plc	134	2,292
		29,085
United States – 11.6%		
Apple Inc. (A)	19	11,624
Cognizant Technology Solutions Corporation, Class A (A)	29	2,199
InBev NV	56	4,119
QUALCOMM Incorporated	53	3,627
Schlumberger Limited	46	3,206
		24,775
TOTAL COMMON STOCKS – 90.0%		**$192,390**
(Cost: $171,518)		

PREFERRED STOCKS	Shares	Value
Germany – 1.8%		
Volkswagen AG, 2.260%	22	3,941
TOTAL PREFERRED STOCKS – 1.8%		**$ 3,941**
(Cost: $4,192)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 4.7%		
Novartis Securities Investment Ltd.,		
0.110%, 4–12–12 (C)	$8,000	$ 8,000
Prudential Funding LLC,		
0.110%, 4–2–12 (C)	2,046	2,046
		10,046
Master Note – 1.2%		
Toyota Motor Credit Corporation,		
0.131%, 4–2–12 (D)	2,620	2,620
TOTAL SHORT-TERM SECURITIES – 5.9%		**$ 12,666**
(Cost: $12,666)		
TOTAL INVESTMENT SECURITIES – 97.7%		**$208,997**
(Cost: $188,376)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 2.3%		4,966
NET ASSETS – 100.0%		**$213,963**

Notes to Schedule of Investments

The following forward foreign currency contracts were outstanding at March 31, 2012:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	Euro	Citibank, N.A.	9,250	4–13–12	$ —	$209
Sell	Japanese Yen	Goldman Sachs International	1,555,000	2–7–13	1,540	—
					$1,540	$209

The following total return swap agreements were outstanding at March 31, 2012:

Counterparty	Notional Amount	Underlying Security	Termination Date	Financing Fee#	Unrealized Depreciation
UBS AG, London	$1,546	Ping An Insurance (Group) Company of China, Ltd.	10–22–12	USD LIBOR + 0.700%	$(36)

#The Fund pays the financing fee multiplied by the notional amount each quarter. On the termination date of the swap contracts, the Fund will pay/receive the return of the underlying security.

(A)No dividends were paid during the preceding 12 months.

(B)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2012, the total value of these securities amounted to $5,537 or 2.6% of net assets.

(C)Rate shown is the yield to maturity at March 31, 2012.

(D)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2012. Date shown represents the date the variable rate resets.

Ivy International Growth Fund *(in thousands)*

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2012. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 25,530	$ —	$ —
Consumer Staples	25,086	—	—
Energy	16,648	—	—
Financials	14,965	—	—
Health Care	20,762	—	—
Industrials	37,468	—	—
Information Technology	31,974	—	—
Materials	11,346	—	—
Telecommunication Services	8,611	—	—
Total Common Stocks	$192,390	$ —	$ —
Preferred Stocks	3,941	—	—
Short-Term Securities	—	12,666	—
Total	$196,331	$12,666	$ —
Forward Foreign Currency Contracts	$ —	$ 1,540	$ —
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 209	$ —
Swap Agreements	$ —	$ 36	$ —

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts

Market Sector Diversification	
(as a % of net assets)	
Industrials	17.3%
Information Technology	15.0%
Consumer Discretionary	13.8%
Consumer Staples	11.7%
Health Care	9.8%
Energy	7.8%
Financials	7.0%
Materials	5.3%
Telecommunication Services	4.1%
Other+	8.2%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

 

Below, Daniel P. Becker, CFA, and Philip J. Sanders, CFA, portfolio managers of the Ivy Large Cap Growth Fund, discuss positioning, performance and results for the fiscal year ended March 31, 2012. Mr. Becker has managed the Fund since its inception and has 23 years of industry experience. Mr. Sanders has managed the Fund since 2006 and has 23 years of industry experience.

Daniel P. Becker   Philip J. Sanders

Fiscal Year Performance

For the 12 Months Ended March 31, 2012

Ivy Large Cap Growth Fund (Class A shares at net asset value)	11.24%
Benchmark(s) and/or Lipper Category	
Russell 1000 Growth Index (generally reflects the performance of securities that represent the large-cap growth market)	11.02%
Lipper Large-Cap Growth Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	8.39%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

Once lost, now recovering

U.S. equity markets finished the fiscal year ended March 31, 2012 in positive territory, but not without significant volatility during the time period. The benchmark experienced a rapid decline in the July/August timeframe, followed by a strong rally that began in October and continued through quarter end. It appears for now that global central banks have engineered an appropriate response to the European Union's (EU) banking crisis. As global economies are interconnected through the liability side of the EU bank balance sheet, a positive outcome of the crisis could produce a positive outcome in equities around the world. In addition, we believe the strength of U.S. corporate balance sheets, sustained slow profit growth and improving economic data have all contributed to the positive revaluation of the domestic stock market. Since the last recession and subsequent recovery, many areas of the financial markets have recovered the performance and valuation characteristics that were lost during the last downturn. Equities, and in particular growth equities, have not yet recovered to past valuation levels, while the strength of the corporate sector from which profits are generated has dramatically changed for the better.

Correlation remained high through calendar year 2011, with global economic events overwhelming individual company fundamentals. European sovereign debt concerns, slowing emerging market growth rates and U.S. economic data all contributed to changing macro sentiment throughout the year, creating a challenging environment for stock pickers during the period. For most of 2011, high-quality, large-cap companies with strong balance sheets generally performed better than smaller, more leveraged businesses. Energy was the most notable laggard during the period, while information technology, consumer discretionary, consumer staples and health care showed strong performance.

Sources of strength, weakness

The Fund had positive absolute performance for the period, and performed slightly better than its benchmark (before the effects of sales charges) for the year ended March 31, 2012. An overweight in the strong performing consumer discretionary sector, strong stock selection and an underweight in materials helped performance in the time period. Energy stocks did not perform well, as the Fund's oil services stocks underperformed. Starbucks Corporation, Apple Inc., MasterCard Inc., Allergan, Inc. and CBS Corporation were all strong performers in the period, while Halliburton Company and Schlumberger Limited were detractors.

With corporate margins at record highs, we reduced some cyclicality in the portfolio throughout the year, while increasing exposure in consumer staples. The Fund's primary sectors of emphasis remain the consumer discretionary and technology sectors, which we believe are still well positioned to benefit from company-specific product cycles and strong global brands.

For some time, we have observed and commented on several anomalies in the markets. Corporate profits were high, and balance sheets were in great shape. However, equities were not being rewarded, while fixed-income markets were valued too richly. We have thought that growth stocks could do very well, simply with the absence of a calamity. We were looking for some degree of confidence that a calamity would not occur, and in late 2011, the efforts by the European Central Bank (ECB) to stabilize the banking system went a long way toward calming market fears. In our view, with the worst case scenario for Europe unlikely following the ECB liquidity injections, valuations of growth stocks have started to be rewarded.

Looking ahead, we believe strong U.S. corporate balance sheets and profitability will face some headwinds from slowing global growth. Despite stabilization by the ECB, we also think parts of Europe will still likely be in recession with no growth for quite some time; emerging market gross domestic product (GDP) growth is slowing; and the U.S. economy may only grow two to three percent per year, resulting in only modest profit growth for the foreseeable future. Growth stocks have been a favored asset class in recent months, and we believe this may continue to be the case as true structural growers are best positioned to navigate the slow-growth economic landscape we expect.

The focus ahead

We continue to focus the portfolio around structurally advantaged companies with unique product cycles, funded by great balance sheets and operating in attractive end markets. Brands, balance sheets and big market opportunities will be our focus for the next year. We think that companies possessing these traits can overwhelm the occasional shocks that may occur from exogenous sources, such as the EU banking system.

We expect many bumps along the road, and the potential exists for ongoing sovereign debt concerns to intermittently cause market correction. Nevertheless, we believe companies that can grow in these tough times will continue to be revalued higher, something we feel can continue for some time to come as growth equities move back in favor.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Large Cap Growth Fund.

Asset Allocation

Stocks	**99.3%**
Information Technology	36.0%
Consumer Discretionary	25.3%
Consumer Staples	9.6%
Energy	7.3%
Health Care	7.1%
Industrials	7.0%
Materials	5.0%
Financials	2.0%
Cash and Cash Equivalents	**0.7%**

Lipper Rankings

Category: Lipper Large-Cap Growth Funds	Rank	Percentile
1 Year	161/750	22
3 Year	500/655	77
5 Year	138/572	25
10 Year	52/366	15

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
Apple Inc.	Information Technology
Starbucks Corporation	Consumer Discretionary
MasterCard Incorporated, Class A	Information Technology
Allergan, Inc.	Health Care
Precision Castparts Corp.	Industrials
CBS Corporation, Class B	Consumer Discretionary
QUALCOMM Incorporated	Information Technology
Philip Morris International Inc.	Consumer Staples
National Oilwell Varco, Inc.	Energy
Cognizant Technology Solutions Corporation, Class A	Information Technology

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Large Cap Growth Fund

(UNAUDITED)


$20,000
$10,000
$0
Ivy Large Cap Growth Fund, Class A Shares(1) $15,716
Russell 1000 Growth Index $15,222
Lipper Large-Cap Growth Funds Universe Average $14,508
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A	Class B	Class C	Class E	Class I	Class R	Class Y
1-year period ended 3-31-12	4.85%	6.09%	10.33%	4.85%	11.56%	10.85%	11.38%
5-year period ended 3-31-12	4.14%	3.93%	4.45%	—	—	5.03%	5.47%
10-year period ended 3-31-12	4.63%	3.94%	4.31%	—	—	—	5.41%
Since inception of Class(3) through 3-31-12	—	—	—	4.09%	5.73%	4.74%	—

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R and Class Y shares are not subject to sales charges.

(3)4-2-07 for Class E and Class I shares and 12-29-05 for Class R shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy Large Cap Growth Fund *(in thousands)* MARCH 31, 2012

COMMON STOCKS	Shares	Value
Aerospace & Defense – 4.2%		
Boeing Company (The)	40	$ 2,975
Precision Castparts Corp.	346	59,806
		62,781
Air Freight & Logistics – 0.1%		
Expeditors International of Washington, Inc.	32	1,474
Apparel, Accessories & Luxury Goods – 0.5%		
Under Armour, Inc., Class A (A)	77	7,229
Application Software – 3.1%		
Intuit Inc.	765	45,993
Asset Management & Custody Banks – 2.0%		
T. Rowe Price Group, Inc.	457	29,820
Auto Parts & Equipment – 2.0%		
BorgWarner Inc. (A)	349	29,409
Automotive Retail – 3.0%		
AutoZone, Inc. (A)	94	34,801
O'Reilly Automotive, Inc. (A)	110	10,021
		44,822
Broadcasting – 3.8%		
CBS Corporation, Class B	1,641	55,640
Casinos & Gaming – 4.8%		
Las Vegas Sands, Inc.	672	38,675
Wynn Resorts, Limited	258	32,219
		70,894
Communications Equipment – 3.6%		
QUALCOMM Incorporated	787	53,511
Computer Hardware – 9.9%		
Apple Inc. (A)	243	145,491
Data Processing & Outsourced Services – 7.5%		
MasterCard Incorporated, Class A	158	66,361
Visa Inc., Class A	386	45,501
		111,862
Distillers & Vintners – 0.4%		
BEAM, INC	102	5,968
Environmental & Facilities Services – 0.2%		
Stericycle, Inc. (A)	35	2,894
Fertilizers & Agricultural Chemicals – 3.2%		
Monsanto Company	611	48,694
Footwear – 3.0%		
NIKE, Inc., Class B	413	44,732
Health Care Equipment – 2.2%		
Intuitive Surgical, Inc. (A)	60	32,451
Hotels, Resorts & Cruise Lines – 0.4%		
Starwood Hotels & Resorts Worldwide, Inc.	98	5,551
COMMON STOCKS (Continued)	**Shares**	**Value**
Household Products – 0.3%		
Colgate-Palmolive Company	45	$ 4,420
Industrial Conglomerates – 0.0%		
Danaher Corporation	11	616
Industrial Gases – 1.8%		
Praxair, Inc.	227	26,069
Internet Retail – 0.2%		
Amazon.com, Inc. (A)	16	3,159
Internet Software & Services – 2.7%		
Google Inc., Class A (A)	62	39,757
IT Consulting & Other Services – 3.5%		
Cognizant Technology Solutions Corporation, Class A (A)	680	52,326
Life Sciences Tools & Services – 0.3%		
Mettler-Toledo International Inc. (A)	20	3,713
Managed Health Care – 0.5%		
UnitedHealth Group Incorporated	136	7,992
Oil & Gas Equipment & Services – 7.3%		
Halliburton Company	196	6,512
National Oilwell Varco, Inc.	662	52,609
Schlumberger Limited	701	49,028
		108,149
Packaged Foods & Meats – 1.1%		
Mead Johnson Nutrition Company	201	16,611
Personal Products – 2.4%		
Estee Lauder Companies Inc. (The), Class A	570	35,293
Pharmaceuticals – 4.1%		
Allergan, Inc.	635	60,618
Railroads – 1.0%		
Kansas City Southern	200	14,360
Restaurants – 7.4%		
McDonald's Corporation	265	26,026
Starbucks Corporation	1,328	74,215
YUM! Brands, Inc.	147	10,492
		110,733
Semiconductor Equipment – 0.2%		
Lam Research Corporation (A)	65	2,896
Semiconductors – 2.9%		
Altera Corporation	377	15,020
ARM Holdings plc, ADR	51	1,446
Broadcom Corporation, Class A	119	4,665
Microchip Technology Incorporated	596	22,186
		43,317
Soft Drinks – 1.8%		
Coca-Cola Company (The)	366	27,080

Ivy Large Cap Growth Fund (in thousands) MARCH 31, 2012

COMMON STOCKS (Continued)	Shares	Value
Specialty Stores – 0.2%		
Tiffany & Co.	39	$ 2,682
Systems Software – 2.6%		
Oracle Corporation	760	22,162
VMware, Inc., Class A (A)	144	16,170
		38,332
Tobacco – 3.6%		
Philip Morris International Inc.	598	52,990
Trading Companies & Distributors – 1.5%		
Fastenal Company	398	21,526
TOTAL COMMON STOCKS – 99.3%		**$1,471,855**
(Cost: $1,028,873)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 0.2%		
Citigroup Funding Inc., 0.290%, 4–11–12 (B)	$3,000	$ 3,000
Master Note – 0.1%		
Toyota Motor Credit Corporation, 0.131%, 4–2–12 (C)	1,955	1,955
TOTAL SHORT-TERM SECURITIES – 0.3%		**$ 4,955**
(Cost: $4,955)		
TOTAL INVESTMENT SECURITIES – 99.6%		**$1,476,810**
(Cost: $1,033,828)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.4%		**6,447**
NET ASSETS – 100.0%		**$1,483,257**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at March 31, 2012.

(C)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2012. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2012. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$1,471,855	$ —	$ —
Short-Term Securities	—	4,955	—
Total	$1,471,855	$4,955	$ —

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts

See Accompanying Notes to Financial Statements.

Ivy Limited-Term Bond Fund



Below, Mark Otterstrom, CFA, portfolio manager of the Ivy Limited-Term Bond Fund, discusses positioning performance and results for the fiscal year ended March 31, 2012. He has managed the Fund since August 2008 and has 25 years of industry experience.

Mark Otterstrom

Fiscal Year Performance

For the 12 months ended March 31, 2012

Ivy Limited-Term Bond Fund	**3.66%**
Benchmark(s) and/or Lipper Category	
Barclays Capital 1-5 Year U.S. Government/Credit Index	**3.41%**
Citigroup 1-5 Year Treasury/Government Sponsored/Credit Index	**3.37%**
(generally reflects the performance of securities representing the short and intermediate-term bond market)	
Lipper Short-Intermediate Investment Grade Debt Funds Universe Average	**4.54%**
(generally reflects the performance of the universe of funds with similar investment objectives)	

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

The Fund's benchmark index changed in March to Barclays Capital 1-5 Year U.S. Government/Credit Index. The index includes all medium and larger issues of U.S. government, investment-grade corporate, and investment-grade international dollar-denominated bonds that have maturities between one and five years and are publicly issued. For comparison purposes, both the index and the Fund's former index, the Citigroup 1-5 Year Treasury/Government Sponsored/Credit Index are included in this year's report.

The Fund outperformed its benchmark before the effects of sales charges but underperformed its Lipper peer group over the last 12 months. There were several factors that contributed to this performance. The Fund was late to lengthen duration at the start of the Treasury bond rally in March, 2011. By May, we had lengthened duration and the Fund participated in the bond rally that continued until the end of September. In August we began to see a tremendous flight to quality trade take place. Treasury bonds rallied significantly through the end of September at the same time that spread product widened. The higher credit quality of the Fund protected it from much of the credit sell-off that occurred at the end of the third quarter.

Several exogenous events radically changed the economic outlook at home and abroad in early 2011. The Japanese earthquake in March 2011 proved to be a major setback for the manufacturing supply chains, resulting in a strong dampening effect on the second quarter growth rate in the U.S. At the same time the Greek debt crisis came back into focus. Concerns of a growing eurozone debt crisis and the weakening U.S economic growth outlook combined to lower global economic growth expectations leading into the third quarter of 2011.

Volatility

Extreme volatility was the state of play over the last year. Historically a five-basis-point change in long Treasury rates was considered a very significant market move. The long bond has seen 20 basis point rallies one day only to give it all back over the next few days. Over the first half of the Fund's fiscal year, 10-year Treasury yields dropped from a high of 3.60 percent to a low of 1.70 percent. However, during that period we witnessed severe fluctuation around that downward trend. This fluctuation reflects the large amount of uncertainty that exists in the U.S. markets as well as markets around the globe.

On August 5, 2011, Standard & Poor's (S&P) downgraded U.S. Treasury debt to AA+. This was the first downgrade ever for U.S. Treasury debt since the rating agencies began rating sovereign debt. Treasury bonds, however, continued their rally to much lower yields. While market participants appeared to understand the need to address these longer term fundamental reforms, the fiscal troubles around the globe have indicated that the U.S. is still considered to be the world's most liquid, most transparent and most stable economy

The European sovereign debt crisis continues to dominate the markets. The recent plan adopted by the European Central Bank (ECB) to help support the sovereign debt markets has successfully quieted the storm that has been brewing within the European banks. This short-term boost to the liquidity of the European banks is very beneficial; however a longer term solution will require much higher levels of capital at the banks which can be used to absorb higher loss levels. The continued success of the ECB to provide liquidity to the European banks and support funding for the EU sovereign borrowers could have a dramatic effect on the U.S. treasury market in 2012.

The first quarter of calendar 2012 started out with a very positive tone to the U.S. economic outlook. During the first two months of the year, yields on the 30-year treasury bond increased from a 2.90 to a 3.2 percent. This was not a straight line move but was a very volatile move.

With the release of the Federal Open Market Committee (FOMC) meeting minutes in mid-March there was a dramatic sell-off in the Treasury market. By late March the 30-year Treasury bond had peaked at a 3.48 percent yield. The release of these minutes coincided with the completion of a financial bailout of the Greek sovereign debt. These two events helped turn investor psychology from a risk-averse stance to a more risk accepting stance. This risk aversion reversal added to the trading volatility in the Treasury markets.

Looking ahead

The outlook for an improved employment environment was very strong earlier this year. A mild winter allowed many seasonal industries to hire employees earlier in the season than usual. This led to better job growth in January and February, along with a lower unemployment rate. The March employment report was much weaker than some economists expected. This led some to view that employment growth was not getting better but was only being moved forward in the cycle due to the mild winter. It may take a few months to see if these concerns are warranted. The Federal Reserve has made it clear that it would be open to higher inflation rates if the unemployment rate remains at its current elevated level. Federal Reserve Chairman Ben Bernanke's Congressional testimony expressed his view that the current rise in inflation was transient in nature. He believes that long-term inflation would run at a rate consistent with the Fed's dual mandate.

High grade corporate bond issuance has been very robust over the last year. Many corporate treasurers are taking advantage of the lower rates to fund merger and acquisition activity, refinance high cost debt, use cheap debt to institute stock buyback programs and use funds for general corporate purposes. Demand for this debt has been very high. There appears to be ample supply of cash with mutual funds, banks and pension funds to soak up this healthy level of new issuance. Agency mortgage backed securities (MBS) have been a very good performer this year. A combination of relatively low supply matched against a strong demand profile has led to tighter spreads in the MBS markets in general.

The economic outlook for the U.S., while fragile, is still trending in a positive direction. In late March 2012 we saw what a little good economic news could do to the Treasury market. The yield on the 30-year Treasury bond sold off 25 basis points in two days. Bond investors appear to be nervous about the extended period of ultra-low interest rates we have experienced over the last few years. There appears to be great concern among some investors that this easy money policy will lead to much higher inflation as the Fed tries to change course down the road. There is continued demand for spread product within the high grade bond market. Cash flow into taxable bond mutual funds continues to be positive and supplies a stable bid for high-grade bonds. Agency mortgage bonds provide a stable source of income for the portfolio. Our mortgage holdings also benefited from the increased carry from the higher coupon income. We are currently underweight Treasury bonds and overweight high grade spread product.

We see major headwinds to the continued growth of the U.S. economy. There will be very little, if any, fiscal stimulus this year out of Washington. With the presidential election in full swing,

most legislation being introduced in Congress has more political relevance than true economic relevance. Neither side of the aisle is in the mood to enter into any compromise that would be needed to pass any meaningful legislation this year. The division in Washington may only add to the uncertainty and volatility in the financial markets this year.

Weakness in industrial production this quarter along with the surprising weakness in the March employment report appears to have brought back the fears of a U.S. recession later this year. Currently we expect gross domestic product (GDP) growth to continue to be near 2 percent through the end of 2012. While this growth rate might prevent us from rolling back into recession, it is not strong enough to force the Fed to reverse course and begin a new tightening cycle this year. Historically, sustained bond bear markets have not been able to get underway until the Fed tightening cycle is imminent. That fact continues to suggest rates will remain low throughout 2013. For short rates to be raised any sooner the Fed would have to make a major shift in its policies. Until the Fed changes its monetary policy and begins to raise rates, the short end of the curve could act as an anchor for long rates. Our goal is to maintain the portfolio duration near its benchmark at this time. We are willing to take additional credit risk when we believe we are being compensated to do so.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. These and other risks are more fully described in the Fund's prospectus.

Certain U.S. government securities in which the Fund may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. However, other government securities in which the Fund may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB), are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.

On September 7, 2008, the Federal Housing Finance Agency (FHFA), an agency of the U.S. government, placed Fannie Mae and Freddie Mac into conservatorship, a statutory process with the objective of returning the entities to normal business operations. FHFA will act as the conservator to

operate Fannie Mae and Freddie Mac until they are stabilized. It is unclear what effect this conservatorship will have on the securities issued or guaranteed by Fannie Mae or Freddie Mac.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Limited-Term Bond Fund.

Ivy Limited-Term Bond Fund

Asset Allocation

Bonds	**92.8%**
Corporate Debt Securities	56.6%
United States Government and Government Agency Obligations	34.6%
Municipal Bonds – Taxable	1.6%
Cash and Cash Equivalents	**7.2%**

Lipper Rankings

Category: Lipper Short-Intermediate Investment Grade Debt Funds	Rank	Percentile
1 Year	101/140	72
3 Year	112/125	89
5 Year	55/115	48
10 Year	57/77	74

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Quality Weightings

Investment Grade	**88.0%**
AAA	0.8%
AA	40.7%
A	23.9%
BBB	22.6%
Non-Investment Grade	**4.8%**
BB	4.8%
Cash and Cash Equivalents	**7.2%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.

Ivy Limited-Term Bond Fund



━━━	Ivy Limited-Term Bond Fund, Class A Shares[1]			$14,445
- - - - -	Barclays Capital 1-5 Year U.S. Government/Credit Index			$15,326
• • • • •	Citigroup 1-5 yrs Treasury/Govt Sponsored/Credit Index			$15,400
─────	Lipper Short-Intermediate Investment Grade Debt Funds Universe Average			$15,470

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B	Class C	Class E	Class I	Class Y
1-year period ended 3-31-12	1.07%	-1.20%	2.89%	0.99%	3.92%	3.66%
5-year period ended 3-31-12	4.48%	3.97%	4.22%	—	—	5.06%
10-year period ended 3-31-12	3.74%	3.10%	3.16%	—	—	4.07%
Since inception of Class[3] through 3-31-12	—	—	—	4.55%	5.50%	—

(2) *Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 2.50%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I and Class Y shares are not subject to sales charges.*

(3) 4-2-07 for Class E and Class I shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy Limited-Term Bond Fund (in thousands) MARCH 31, 2012

CORPORATE DEBT SECURITIES	Principal	Value
Aerospace & Defense – 0.9%		
Bombardier Inc., 7.500%, 3–15–18 (A)	$12,875	$ 14,163
Air Freight & Logistics – 0.4%		
Federal Express Corporation, 9.650%, 6–15–12	6,005	6,109
Apparel Retail – 1.0%		
Limited Brands, Inc., 8.500%, 6–15–19	13,000	15,373
Apparel, Accessories & Luxury Goods – 0.3%		
V.F. Corporation, 1.243%, 8–23–13 (B)	4,000	4,000
Asset Management & Custody Banks – 0.1%		
State Street Corporation, 4.300%, 5–30–14	2,000	2,143
Banking – 0.3%		
Commonwealth Bank of Australia New York, 1.950%, 3–16–15	5,000	5,033
Brewers – 1.5%		
Anheuser–Busch InBev Worldwide Inc.:		
5.375%, 11–15–14	5,500	6,107
4.125%, 1–15–15	5,000	5,418
SABMiller Holdings Inc., 2.450%, 1–15–17 (A)	12,000	12,147
		23,672
Broadcasting – 1.8%		
CBS Corporation, 8.200%, 5–15–14	12,015	13,705
NBC Universal, Inc., 3.650%, 4–30–15	12,375	13,207
		26,912
Cable & Satellite – 2.5%		
Comcast Corporation, 4.950%, 6–15–16	3,500	3,931
DIRECTV Holdings LLC, 2.400%, 3–15–17 (A)	6,000	5,945
DIRECTV Holdings LLC and DIRECTV Financing Co., 7.625%, 5–15–16	12,000	12,569
Time Warner Cable Inc., 3.500%, 2–1–15	12,000	12,710
		35,155
Computer & Electronics Retail – 0.8%		
Best Buy Co., Inc., 6.750%, 7–15–13	11,030	11,699
Construction & Farm Machinery & Heavy Trucks – 0.7%		
Caterpillar Inc., 1.375%, 5–27–14	10,000	10,158
Consumer Finance – 2.9%		
American Express Company, 7.250%, 5–20–14	4,000	4,503
American Express Credit Corporation, 2.750%, 9–15–15	11,000	11,413

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Consumer Finance (Continued)		
Capital One Financial Corporation:		
7.375%, 5–23–14	$ 2,000	$ 2,214
2.125%, 7–15–14	6,500	6,536
Ford Motor Credit Company LLC, 3.875%, 1–15–15	14,000	14,138
USAA Capital Corporation, 1.050%, 9–30–14 (A)	4,000	3,962
		42,766
Data Processing & Outsourced Services – 1.6%		
Fidelity National Financial, Inc., 6.600%, 5–15–17	12,215	12,930
Western Union Company (The), 6.500%, 2–26–14	10,200	11,142
		24,072
Distillers & Vintners – 0.9%		
Diageo Capital plc, 5.750%, 10–23–17	11,000	13,217
Diversified Banks – 3.2%		
Bank of New York Mellon Corporation (The), 1.500%, 1–31–14	10,475	10,598
Barclays Bank plc:		
2.500%, 1–23–13	5,000	5,044
2.375%, 1–13–14	4,000	4,029
HSBC Bank plc, 3.100%, 5–24–16 (A)	6,000	6,110
U.S. Bancorp, 2.200%, 11–15–16	10,000	10,192
Wells Fargo & Company, 3.676%, 6–15–16 (B)	11,000	11,745
		47,718
Diversified Chemicals – 1.9%		
Dow Chemical Company (The), 5.900%, 2–15–15	14,025	15,788
E.I. du Pont de Nemours and Company, 2.750%, 4–1–16	11,500	12,157
		27,945
Diversified Metals & Mining – 2.4%		
BHP Billiton Finance (USA) Limited, 7.250%, 3–1–16	6,000	7,224
BHP Billiton plc and BHP Billiton Limited, 5.250%, 12–15–15	8,023	9,208
Rio Tinto Finance (USA) Limited:		
8.950%, 5–1–14	5,000	5,796
2.250%, 9–20–16	12,500	12,850
		35,078
Drug Retail – 1.2%		
CVS Caremark Corporation, 3.250%, 5–18–15	10,225	10,838
Walgreen Co., 4.875%, 8–1–13	6,000	6,351
		17,189
Electric Utilities – 1.8%		
Allegheny Energy, Inc., 8.250%, 4–15–12 (A)	2,540	2,545
Great Plains Energy Incorporated, 2.750%, 8–15–13	11,175	11,365

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Electric Utilities (Continued)		
Oncor Electric Delivery Company LLC:		
6.375%, 5–1–12	$ 7,500	$ 7,529
5.950%, 9–1–13	4,445	4,734
		26,173
Electronic Manufacturing Services – 0.9%		
Jabil Circuit, Inc.,		
7.750%, 7–15–16	11,290	12,871
Environmental & Facilities Services – 2.1%		
Allied Waste North America, Inc.,		
6.875%, 6–1–17	11,000	11,481
Waste Management, Inc.:		
6.375%, 3–11–15	1,505	1,718
2.600%, 9–1–16	5,000	5,122
6.100%, 3–15–18	11,275	13,364
		31,685
Health Care Equipment – 0.8%		
Stryker Corporation,		
2.000%, 9–30–16	11,575	11,862
Health Care Services – 2.0%		
Medco Health Solutions, Inc.,		
2.750%, 9–15–15	15,000	15,421
Quest Diagnostics Incorporated,		
3.200%, 4–1–16	14,000	14,671
		30,092
Health Care Supplies – 0.3%		
DENTSPLY International Inc.,		
2.750%, 8–15–16	4,000	4,020
Independent Finance – 0.7%		
Volkswagen International Finance N.V.,		
1.625%, 3–22–15 (A)	10,606	10,606
Industrial Conglomerates – 0.9%		
General Electric Capital Corporation,		
2.950%, 5–9–16	12,000	12,515
Industrial Machinery – 0.2%		
Illinois Tool Works Inc.,		
5.150%, 4–1–14	2,335	2,535
Integrated Oil & Gas – 1.5%		
Chevron Corporation,		
3.950%, 3–3–14	5,000	5,325
ConocoPhillips,		
4.600%, 1–15–15	5,500	6,065
Petro–Canada,		
4.000%, 7–15–13	9,500	9,856
		21,246
Integrated Telecommunication Services – 1.8%		
AT&T Inc.,		
2.400%, 8–15–16	5,500	5,683
Deutsche Telekom International Finance B.V.,		
4.875%, 7–8–14	4,000	4,282
Verizon Communications Inc.,		
3.000%, 4–1–16	16,000	16,922
		26,887

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Internet Software & Services – 0.1%		
British Telecommunications plc,		
5.150%, 1–15–13	$ 1,000	$ 1,033
Investment Banking & Brokerage – 1.5%		
Goldman Sachs Group, Inc. (The):		
3.700%, 8–1–15	7,000	7,124
3.625%, 2–7–16	3,000	2,999
Morgan Stanley,		
4.100%, 1–26–15	12,000	12,041
		22,164
Life & Health Insurance – 0.8%		
MetLife Global Funding I:		
5.125%, 6–10–14 (A)	3,500	3,800
2.500%, 9–29–15 (A)	8,000	8,242
		12,042
Movies & Entertainment – 0.7%		
Viacom Inc.,		
4.375%, 9–15–14	9,495	10,236
Oil & Gas Equipment & Services – 0.4%		
Schlumberger Norge A.S. (GTD by Schlumberger Limited),		
1.950%, 9–14–16 (A)	3,000	3,035
Schlumberger S.A. (GTD by Schlumberger Limited),		
1.950%, 9–14–16 (A)	3,000	3,035
		6,070
Oil & Gas Exploration & Production – 1.4%		
EOG Resources, Inc.,		
2.500%, 2–1–16	6,000	6,193
Petrohawk Energy Corporation,		
7.250%, 8–15–18	13,000	14,869
		21,062
Oil & Gas Storage & Transportation – 1.1%		
DCP Midstream Operating, LP,		
3.250%, 10–1–15	5,500	5,518
DCP Midstream, LLC,		
9.700%, 12–1–13 (A)	4,500	5,032
Maritimes & Northeast Pipeline, L.L.C.,		
7.500%, 5–31–14 (A)	5,390	5,767
		16,317
Other Diversified Financial Services – 3.2%		
Bank of America Corporation:		
3.625%, 3–17–16	6,000	5,989
6.500%, 8–1–16	5,000	5,496
ING Bank NV,		
2.375%, 6–9–14 (A)	12,500	12,411
JPMorgan Chase & Co.:		
4.650%, 6–1–14	5,000	5,330
3.700%, 1–20–15	6,850	7,223
3.150%, 7–5–16	10,000	10,307
		46,756
Packaged Foods & Meats – 1.1%		
H.J. Heinz Company,		
2.000%, 9–12–16	3,000	3,057

Ivy Limited-Term Bond Fund (in thousands) MARCH 31, 2012

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Packaged Foods & Meats (Continued)		
Kraft Foods Inc.,		
4.125%, 2–9–16	$12,000	$ 13,038
		16,095
Pharmaceuticals – 0.9%		
Eli Lilly and Company,		
4.200%, 3–6–14	5,775	6,157
Merck & Co., Inc.,		
4.000%, 6–30–15	2,000	2,196
Novartis Capital Corporation,		
4.125%, 2–10–14	2,000	2,130
Roche Holdings Ltd,		
5.000%, 3–1–14 (A)	2,562	2,761
		13,244
Property & Casualty Insurance – 0.5%		
Berkshire Hathaway Inc.:		
2.200%, 8–15–16	2,650	2,744
1.900%, 1–31–17	4,000	4,045
		6,789
Regional Banks – 0.9%		
PNC Funding Corp,		
4.250%, 9–21–15	11,775	12,857
Restaurants – 0.5%		
YUM! Brands, Inc.,		
4.250%, 9–15–15	7,425	8,055
Semiconductors – 0.7%		
Broadcom Corporation,		
1.500%, 11–1–13	10,000	10,112
Soft Drinks – 1.1%		
Bottling Group, LLC,		
6.950%, 3–15–14	2,000	2,242
Coca–Cola Company (The),		
3.625%, 3–15–14	4,200	4,443
Coca–Cola Enterprises Inc.,		
4.250%, 3–1–15	3,000	3,274
PepsiCo, Inc.,		
0.800%, 8–25–14	5,650	5,679
		15,638
Specialty Chemicals – 0.8%		
Lubrizol Corporation (The),		
5.500%, 10–1–14	10,566	11,707
Systems Software – 1.1%		
CA, Inc.,		
6.125%, 12–1–14	15,267	16,855
Wireless Telecommunication Service – 2.4%		
America Movil, S.A.B. de C.V.:		
3.625%, 3–30–15	13,478	14,250
2.375%, 9–8–16	4,000	4,048
American Tower Corporation:		
4.625%, 4–1–15	5,280	5,624
5.900%, 11–1–21	9,500	10,468
		34,390
TOTAL CORPORATE DEBT SECURITIES – 56.6%		**$ 834,316**
(Cost: $808,305)		

MUNICIPAL BONDS – TAXABLE	Principal	Value
Georgia – 0.1%		
Hosp Auth of Savannah, Rev Bonds, St. Joseph's/Candler Hlth Sys, Inc., Ser 1998C,		
6.625%, 7–1–18	$ 1,605	$ 1,705
Hawaii – 0.3%		
Cnty of Kauai, Taxable GO Bonds, Ser 2010A:		
1.955%, 8–1–13	515	527
2.498%, 8–1–14	1,240	1,302
3.335%, 8–1–16	3,100	3,400
		5,229
Nebraska – 0.5%		
NE Pub Power Dist, General Rev Bonds, Ser 2008A,		
5.140%, 1–1–14	6,150	6,620
North Carolina – 0.3%		
Charlotte–Mecklenburg Hosp Auth, Spl Oblig Bonds, Ser 2003,		
5.000%, 8–1–13	3,465	3,525
Rhode Island – 0.4%		
Providence Hlth & Svc Oblig Group, Direct Oblig Notes, Ser 2009A,		
5.050%, 10–1–14	5,185	5,719
TOTAL MUNICIPAL BONDS – TAXABLE – 1.6%		**$ 22,798**
(Cost: $21,468)		

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
Agency Obligations – 6.0%		
Federal Home Loan Bank:		
2.375%, 3–14–14	7,000	7,268
3.500%, 3–22–16	11,000	11,344
Federal National Mortgage Association:		
1.500%, 6–15–15 (B)	10,000	10,016
1.450%, 6–29–15 (B)	11,000	11,020
1.250%, 8–6–15	12,000	12,022
3.100%, 10–16–15	10,000	10,010
2.000%, 12–30–15	10,000	10,449
3.000%, 11–14–18	15,000	15,504
		87,633
Mortgage–Backed Obligations – 14.5%		
Federal Home Loan Mortgage Corporation Adjustable Rate Participation Certificates:		
4.000%, 2–15–23	2,742	2,834
5.000%, 9–15–34	2,601	2,754
Federal Home Loan Mortgage Corporation Agency REMIC/CMO,		
2.500%, 12–15–41	17,000	17,404
Federal Home Loan Mortgage Corporation Fixed Rate Participation Certificates:		
5.500%, 4–1–20	1,932	2,098
4.500%, 10–1–20	1,918	2,058
3.500%, 11–1–20	13,324	14,028
5.500%, 12–1–24	5,428	5,882
4.500%, 6–15–27	4,268	4,433
4.500%, 5–15–32	7,000	7,443
6.000%, 11–1–36	908	1,003

Ivy Limited–Term Bond Fund *(in thousands)*

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage–Backed Obligations (Continued)		
Federal National Mortgage Association Agency REMIC/CMO:		
4.780%, 1–25–17	$ 2,630	$ 2,801
5.000%, 11–25–17	5,083	5,450
5.500%, 12–25–17	5,183	5,631
5.000%, 12–15–34	4,126	4,448
4.500%, 3–25–37	4,783	4,968
5.500%, 4–25–37	4,309	4,741
4.000%, 3–25–39	2,356	2,423
4.000%, 5–25–39	7,849	8,284
3.000%, 11–25–39	8,955	9,277
4.000%, 11–25–39	8,771	9,164
4.500%, 6–25–40	7,602	8,190
Federal National Mortgage Association Fixed Rate Pass–Through Certificates:		
5.500%, 9–1–17	5,641	6,099
5.000%, 5–1–19	2,487	2,696
4.500%, 9–1–19	4,954	5,305
5.500%, 10–1–21	7,860	8,590
5.500%, 2–1–22	4,458	4,869
6.000%, 6–1–22	2,854	3,094
5.000%, 10–1–24	5,846	6,315
5.000%, 4–1–25	5,133	5,545
3.500%, 8–1–26	14,040	14,878
5.000%, 6–25–32	982	1,015
6.000%, 7–1–38	2,241	2,471
Government National Mortgage Association Agency REMIC/CMO:		
4.000%, 10–16–32	6,508	6,769
5.000%, 4–16–39	2,827	3,059
2.000%, 3–16–42	17,000	17,152
		213,171
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 20.5%		**$ 300,804**
(Cost: $296,069)		

UNITED STATES GOVERNMENT OBLIGATIONS		
Treasury Obligations – 14.1%		
United States Treasury Notes:		
2.375%, 8–31–14	10,000	10,463
2.375%, 2–28–15	10,000	10,531
2.500%, 4–30–15	35,000	37,067
2.125%, 5–31–15	25,000	26,203
1.750%, 5–31–16	26,000	26,969
1.500%, 7–31–16	30,000	30,776
1.500%, 8–31–18	65,000	65,142
		207,151
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 14.1%		**$ 207,151**
(Cost: $202,369)		

SHORT–TERM SECURITIES	Principal	Value
Commercial Paper – 6.7%		
Bemis Company, Inc.,		
0.290%, 4–3–12 (C)	$ 5,000	$ 5,000
BHP Billiton Finance (USA) Limited (GTD by BHP Billiton Limited),		
0.120%, 4–18–12 (C)	10,000	9,999
Citigroup Funding Inc.,		
0.300%, 4–4–12 (C)	10,000	9,999
Colgate–Palmolive Company,		
0.100%, 4–12–12 (C)	2,500	2,500
Danaher Corporation,		
0.120%, 4–23–12 (C)	6,000	6,000
E.I. du Pont de Nemours and Company:		
0.110%, 4–19–12 (C)	9,500	9,499
0.120%, 4–25–12 (C)	5,000	5,000
General Mills, Inc.,		
0.210%, 4–17–12 (C)	7,515	7,514
Harley–Davidson Funding Corp.,		
0.350%, 4–10–12 (C)	5,000	5,000
John Deere Canada ULC (GTD by Deere & Company):		
0.140%, 4–11–12 (C)	10,000	9,999
0.150%, 4–17–12 (C)	6,000	6,000
Novartis Securities Investment Ltd.,		
0.110%, 4–12–12 (C)	10,000	9,999
Straight–A Funding, LLC (GTD by Federal Financing Bank):		
0.130%, 4–16–12 (C)	4,000	4,000
0.100%, 4–18–12 (C)	989	989
0.150%, 5–21–12 (C)	6,778	6,777
		98,275
Master Note – 0.1%		
Toyota Motor Credit Corporation,		
0.131%, 4–2–12 (D)	1,144	1,144
TOTAL SHORT–TERM SECURITIES – 6.8%		**$ 99,419**
(Cost: $99,419)		
TOTAL INVESTMENT SECURITIES – 99.6%		**$1,464,488**
(Cost: $1,427,630)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.4%		**5,677**
NET ASSETS – 100.0%		**$1,470,165**

Notes to Schedule of Investments

(A) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2012, the total value of these securities amounted to $99,561 or 6.8% of net assets.

(B) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2012.

(C) Rate shown is the yield to maturity at March 31, 2012.

(D) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2012. Date shown represents the date that the variable rate resets.

Ivy Limited-Term Bond Fund (in thousands) MARCH 31, 2012

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2012. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Corporate Debt Securities	$ —	$ 821,747	$12,569
Municipal Bonds	—	22,798	—
United States Government Agency Obligations	—	300,804	—
United States Government Obligations	—	207,151	—
Short-Term Securities	—	99,419	—
Total	$ —	$1,451,919	$12,569

The following acronyms are used throughout this schedule:

CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
REMIC = Real Estate Mortgage Investment Conduit

See Accompanying Notes to Financial Statements.



Ivy Managed European/Pacific Fund and Ivy Managed International Opportunities Fund

Below, Michael L. Avery, portfolio manager of the Ivy Managed European/Pacific Fund and the Ivy Managed International Opportunities Fund, discusses the positioning, performance and results for each Fund for the fiscal year ended March 31, 2012. He has managed each Fund since their inception on April 2, 2007. He has 33 years of industry experience.

Michael L. Avery

Fiscal Year Performance

For the 12 Months Ended March 31, 2012

Ivy Managed European/Pacific Fund (Class A shares at net asset value)	12.18%
Benchmark(s)	
MSCI AC Asia ex Japan Index (generally reflects the performance of Asia stocks, not including Japan)	7.05%
MSCI Europe Index (generally reflects the performance of European stocks)	7.54%

Fiscal Year Performance

For the 12 Months Ended March 31, 2012

Ivy Managed International Opportunities Fund (Class A shares at net asset value)	7.42%
Benchmark	
MSCI AC World ex U.S.A. Index (generally reflects the performance of overseas stocks)	7.17%

Please note that Fund returns include applicable fees and expenses, whereas index returns do not include any such fees. Multiple indexes are shown for the Ivy Managed European/Pacific Fund because that Fund invests in multiple parts of the world outside the U.S. For additional performance information for each Fund, please see the Comparison of Change in Value of a $10,000 Investment and the Average Annual Total Return information for each Fund found on pages 113 and 114 of this report.

Ivy Managed European/Pacific Fund:

Slow progress in a difficult year

Equity markets were volatile in the 12-month period ended March 31, 2012. Facing several macroeconomic challenges, Asia-Pacific (excluding Japan) stock markets lost ground in general, led by the two largest countries, China and India. European stock markets had a difficult year against the backdrop of an expanding sovereign debt crisis that continued to threaten the global economy, banking system and capital markets. Investors around the globe became increasingly risk averse early in the period, driven by fears of another global economic downturn. In addition, several factors contributed to slow economic growth, including the natural disaster in Japan at the start of the fiscal year. Supply chain disruptions from the event and its aftermath were felt around the world. Japan's economy, however, recovered more quickly than forecast and major manufacturers there were returning to normal output by mid-2011. Lingering concerns

about slowing economic growth in China and other emerging markets, and the deepening European sovereign debt crisis added to market uncertainty during the period. Political unrest intensified in the Middle East and North Africa during the year, prompting government changes in several countries and further unsettling financial markets.

Actions late in 2011 by the European Central Bank (ECB) in response to the region's sovereign debt crisis amounted to aggressive monetary easing, and the ECB provided loans to several eurozone countries, including Spain and Italy. Asian markets (excluding Japan) rebounded strongly, reflecting these moves to ease Europe's sovereign debt crisis and renewed optimism about U.S. and global economic growth. While the markets still await a long-term resolution to the crisis, it appeared to fade from the top of mind for many investors in the final quarter of the fiscal year and global equity markets responded positively.

We made only a modest shift in the Ivy Managed European/Pacific Fund's underlying portfolios during the fiscal year. At the end of the period, 74.5 percent of the Fund's assets were allocated to Ivy Pacific Opportunities Fund, with the remaining 25.5 percent allocated to Ivy European Opportunities Fund. We maintained this regional focus because we think Asian countries will benefit most from global economic growth and a possible new round of global interest rate easing. The Fund's heavier allocation to Asia detracted from its performance relative to its benchmark during the fiscal year because of the general declines in Asia-Pacific stock markets. In addition, stock selection in China, Hong Kong, Indonesia and Malaysia dampened performance of the underlying Ivy Pacific Opportunities Fund, as did an overweight exposure in that Fund to stocks in China and Hong Kong. Stocks in those two countries came under particular pressure during the year.

Ivy Managed International Opportunities Fund:

Uncertainty hurts investor confidence

Global equity markets responded positively late in the fiscal year after working through a very difficult period. Additional uncertainty was injected into the markets with the earthquake, tsunami and attendant nuclear crisis in Japan that occurred just weeks before the period opened. Continued easy monetary policy throughout the year in the U.S. led to dollar-based commodity inflation and general inflation for fast-growing economies with currencies pegged to the U.S. dollar. But the slightly weaker U.S. dollar provided some support to international asset performance.

The combination of slow growth in the U.S. and Europe's massive sovereign debt load weighed on confidence for much of the period and even affected the major credit rating agencies. The U.S. saw its credit rating downgraded for the first time in history, Italian debt began a downward spiral that prompted buying by the ECB and banks and cyclical stocks came under pressure.

The European and Japanese economies performed about as we expected, while monetary policy loosened significantly in Europe and a bit in Japan. Inflation began to fall in emerging markets late in the fiscal year. The U.S. economy showed steady positive indicators during the final quarter of the period, including improvements in employment, auto production and housing – all of which provided support to equity markets.

During the year, we made slight adjustments to the allocation of assets in the Fund's underlying portfolios. Given our belief that Asian markets are somewhat more attractive at this time and our belief that this will remain the case in the near term, we maintained the largest percentage of the Fund's assets in Ivy Pacific Opportunities Fund, closing the year at 34.7 percent vs. 38.6 percent at the time of our last annual report. We increased the allocation in Ivy European Opportunities Fund late in the period to 15.3 percent, vs. 10 percent for most of the year, reflecting slightly improved European market conditions because of steps to help stabilize the sovereign debt crisis there, particularly in Greece. Other allocations were basically the same as in the last annual report, with Ivy International Core Equity Fund at 19.9 percent vs. 20.8 percent; Ivy International Balanced Fund mostly unchanged at 19.9 percent; and Ivy International Growth Fund at 10.2 percent vs. 10.4 percent. The Fund's heavier allocation to Asia detracted from performance during the fiscal year because of the general declines in Asia-Pacific stock markets, as described earlier in this report. Stock selection in the underlying Ivy Pacific Opportunities Fund in several Asian markets also detracted from performance. These factors led to the Fund overall slightly underperforming its benchmark for the fiscal year.

Outlook for continued modest growth

We continue to think that economic growth will be driven in the next three to five years by the expanding middle-class populations in emerging markets. As more in these countries become middle-class consumers, we think consumption and infrastructure build-out themes will offer opportunities for the Fund. We generally seek to benefit from the changing preferences of those consumers through selective investments in emerging markets and in developed-world companies that participate in those markets. Looking forward, we believe there will be easing monetary policies in emerging-market countries in 2012, which could be a favorable development for investments in companies focused there.

We think global economic growth overall will remain modest for the foreseeable future, although we think emerging markets will accelerate while developed markets generally will remain under pressure. China's economy has been the target of a "hard landing" scare for some time, but we see no evidence of that on the horizon, despite reports early in 2012 of a slight slowing in that economy. We think Japan could have modest growth this year, but Europe will be challenged to post any growth. We believe a recession could affect the southern European countries. Europe's debt crisis will remain a market factor until it is fully resolved, and we think elections in Greece and France may fuel doubts about commitments to fiscal reforms and growing worries about Spain's fiscal health. These concerns may be offset by the demonstrated willingness of central bank and fiscal authorities in Europe to fight the situation with capital coverage, debt purchases and other actions.

Markets overall have responded to steady positive indicators about the U.S. economy, even as growth remains slow. We think the U.S. will continue its pace of slow growth this year. We also think the elections in the U.S. later this year may be among the most important in recent history. High unemployment, relatively sluggish economic growth and record fiscal deficits mean the outcome of November's U.S. elections could have important economic and market implications. We will continue to carefully monitor developments in managing the Fund.

Each Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

Past performance is not a guarantee of future results. As with any mutual fund, the value of each Fund's shares will change, and you could lose money on your investment.

Fixed-income securities are subject to interest rate risk, and, as such, a Fund's net asset value may fall as interest rates rise.

International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These and other risks are more fully described in each Fund's prospectus.

The opinions expressed in this report are those of the Funds' manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Managed European/ Pacific Fund or the Ivy Managed International Opportunities Fund.

Ivy Managed Funds

Ivy Managed European/Pacific Fund

Ivy Pacific Opportunities Fund, Class I	74.5%
Ivy European Opportunities Fund, Class I	25.5%
Cash and Cash Equivalents	0.0%

Ivy Managed International Opportunities Fund

Ivy Pacific Opportunities Fund, Class I	34.7%
Ivy International Core Equity Fund, Class I	19.9%
Ivy International Balanced Fund, Class I	19.9%
Ivy European Opportunities Fund, Class I	15.3%
Ivy International Growth Fund, Class I	10.2%
Cash and Cash Equivalents	0.0%

Ivy Managed European/Pacific Fund

(UNAUDITED)


$20,000
$10,000
$0
Ivy Managed European/Pacific Fund, Class A Shares(1) . . . . $ 8,668
MSCI Europe Index(2) . . . . $ 8,157
MSCI AC Asia Ex Japan Index(2) $12,797
4-2 2007
6-30 2007
9-30 2007
12-31 2007
3-31 2008
3-31 2009
3-31 2010
3-31 2011
3-31 2012

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

(2)Because the Fund commenced operations on a date other than at the end of a month, and partial month calculations of the performances of the indexes (including income) are not available, investment in the indexes was effected as of March 31, 2007.

Average Annual Total Return[3]	Class A	Class B	Class C	Class E[4]	Class I	Class Y
1-year period ended 3-31-12	-17.23%	-16.72%	-13.25%	-17.10%	-11.80%	-12.11%
5-year period ended 3-31-12	—	—	—	—	—	—
10-year period ended 3-31-12	—	—	—	—	—	—
Since inception of Class[5] through 3-31-12	-2.82%	-2.90%	-2.48%	-2.66%	-1.25%	-1.59%

(3)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I and Class Y shares are not subject to sales charges.

(4)Class E shares are not currently available for investment.

(5)4-2-07 for Class A, Class B, Class C, Class E, Class I and Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy Managed International Opportunities Fund

(UNAUDITED)


$20,000
$10,000
$0
Ivy Managed International Opportunities Fund, Class A Shares(1) .... $ 9,298
MSCI AC World ex U.S.A. Index(2) .... $ 9,243
4-2 2007
6-30 2007
9-30 2007
12-31 2007
3-31 2008
3-31 2009
3-31 2010
3-31 2011
3-31 2012

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

(2)Because the Fund commenced operations on a date other than at the end of a month, and partial month calculation of the performance of the index (including income) is not available, investment in the index was effected as of March 31, 2007.

Average Annual Total Return[3]	Class A	Class B	Class C	Class E[4]	Class I	Class Y
1-year period ended 3-31-12	-12.74%	-12.05%	-8.25%	-12.77%	-7.04%	-7.42%
5-year period ended 3-31-12	—	—	—	—	—	—
10-year period ended 3-31-12	—	—	—	—	—	—
Since inception of Class[5] through 3-31-12	-1.45%	-1.49%	-1.04%	-1.36%	0.09%	-0.25%

(3)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I and Class Y shares are not subject to sales charges.

(4)Class E shares are not currently available for investment.

(5)4-2-07 for Class A, Class B, Class C, Class E, Class I and Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy Managed European/Pacific Fund

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy European Opportunities Fund, Class I	912	$21,015
Ivy Pacific Opportunities Fund, Class I	4,284	61,268
TOTAL AFFILIATED MUTUAL FUNDS – 100.0%		**$82,283**

(Cost: $71,596)

SHORT-TERM SECURITIES – 0.0%	Principal	
Master Note		
Toyota Motor Credit Corporation,		
0.131%, 4–2–12 (A)	$ 33	$ 33

(Cost: $33)

TOTAL INVESTMENT SECURITIES – 100.0%		**$82,316**

(Cost: $71,629)

LIABILITIES, NET OF CASH AND OTHER ASSETS – 0.0%		(3)

NET ASSETS – 100.0%		**$82,313**

Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2012. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2012. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$82,283	$—	$—
Short-Term Securities	—	33	—
Total	$82,283	$33	$—

Ivy Managed International Opportunities Fund

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy European Opportunities Fund, Class I	1,292	$ 29,781
Ivy International Balanced Fund, Class I	2,647	38,702
Ivy International Core Equity Fund, Class I . . .	2,532	38,820
Ivy International Growth Fund, Class I	588	19,898
Ivy Pacific Opportunities Fund, Class I	4,722	67,528
TOTAL AFFILIATED MUTUAL FUNDS – 100.0%		**$194,729**

(Cost: $179,486)

SHORT-TERM SECURITIES – 0.0%	Principal	
Master Note		
Toyota Motor Credit Corporation,		
0.131%, 4–2–12 (A)	$ 54	$ 54

(Cost: $54)

TOTAL INVESTMENT SECURITIES – 100.0%		**$194,783**

(Cost: $179,540)

LIABILITIES, NET OF CASH AND OTHER ASSETS – 0.0%		(116)

NET ASSETS – 100.0%		**$194,667**

Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2012. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2012. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$194,729	$—	$—
Short-Term Securities	—	54	—
Total	$194,729	$54	$—

See Accompanying Notes to Financial Statements.

Ivy Micro Cap Growth Fund

    

Paul J. Ariano   William Jeffery III   Paul K. LeCoq   Kenneth F. McCain   Luke Jacobson

Ivy Micro Cap Growth Fund is subadvised by Wall Street Associates. Wall Street Associates has managed the Fund since its inception in February 2009. Above, Paul J. Ariano, CFA, William Jeffery III, Paul K. LeCoq, Kenneth F. McCain, and Carl Weise, CFA, portfolio managers of Ivy Funds VIP Micro Cap Growth, discuss positioning, performance and results for the fiscal year ended March 31, 2012. Please note that, effective January 2012, Luke Jacobson, CFA, replaced Carl Weise, CFA, as a co-manager on the Portfolio.

Fiscal Year Performance

For the 12 Months Ended March 31, 2012

Ivy Micro Cap Growth (Class A shares at net asset value)	6.56%
Benchmark(s) and/or Lipper Category	
Russell 2000 Growth Index (generally reflects the performance of smaller company stocks)	0.68%
Russell Microcap Growth Index (generally reflects the performance of stocks in the smallest category of publicly traded companies)	-1.32%
Lipper Small-Cap Growth Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	0.74%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. Multiple indexes are shown because the Fund's management team typically expects to invest in companies of more than one level of market capitalization.

Market review

The fiscal year began amid turbulent conditions. Equity markets gyrated as recurrent concerns including, Middle East/North Africa military actions; oil supply disruptions and price increases; Greece insolvency and bailout plans; the escalating Euro sovereign debt crisis; China's slowdown; the U.S. debt ceiling; and Japan's structural and financial recovery waxed and waned. As the negative news flow intensified, investors became increasingly concerned the economy might slip back into a long slow patch or a double-dip recession. By mid-year, the U.S equity market was driven by the global macroeconomic news flow, resulting in higher correlations and increased volatility. Investors shunned risky assets and the U.S. equity market declined for five consecutive months (May-September). During this period, the benchmark Russell 2000 Growth Index fell more than 20 percent.

The market then improved as quickly as it had declined, with the Russell 2000 Growth Index gaining 30 percent following the tumultuous third quarter. Improving investor confidence and a reversal of anxiety helped equity markets recover in the fourth quarter and see new highs in the first quarter of 2012. Investors' appetite for risk increased as they worried less about a double-dip

recession and the euro zone crisis. Policymakers maintained a remarkably accommodative and supportive stance. At the March meeting, the Federal Open Market Committee (FOMC) upgraded its economic assessment but continued to emphasize downside risks (unemployment, low resource utilization rates, strains in global financial markets, subdued outlook for inflation and increasing oil/gas prices) and extended its low interest rate pledge from mid-2013 to the end of 2014. At the end of March, broad market indices surged to highs not seen since early 2008.

Performance review

The Fund gained 6.56 percent (before the effects of sales charges) for the 12-month period ended March 31, 2012. By comparison, the benchmark Russell 2000 Growth Index rose 0.68 percent for the period while the Russell Micro Cap Growth Index declined 1.32%. Health care stocks, driven by strong selection, rebounded during the fiscal year and provided the largest contribution to the Fund's return. Investments in the industrials sector also performed well, gaining in excess of 20 percent for the period. Information technology stocks produced lackluster results on a relative basis; however, stock selection was additive for the group. Investments in the materials and consumer discretionary sectors added modestly to returns. Energy stocks declined during the year, amid falling natural gas prices and volatile oil prices. The Fund's investment in the financial sector had a negative impact on performance.

Portfolio structure

Energy – Even with a focus on high-priced oil, exposure to this sector has been reduced. Given the unrest in the Middle East and the continued policy response over the Gulf of Mexico oil spill, the Fund is focused on land-based projects, with particular emphasis on oil and gas drilling, service, exploration, production, infrastructure building, and associated technologies. We are closely monitoring oil prices and potential government tax changes.

Technology – We project that software- and hardware-related positions will benefit from outsourcing, security, data storage, business redundancy, disaster preparedness and digitization trends. The Fund also holds companies that continue to experience the benefit of a major shift in marketing spending from offline to online. We believe that companies that provide online marketing services, innovative marketing communications, brand advertising consulting and website hosting services stand to benefit as the industry's market-share shifts.

Health care – Despite investor uncertainty due to intense regulatory pressure, we believe healthcare companies are experiencing high relative profitability, attractive valuations, and improving profit margins. We think trends and revenue increases might be positive factors for healthcare technology, equipment services, and pharmaceutical companies.

Consumer discretionary – Spurred by fiscal stimulus and pent-up demand, consumer spending has firmed. However, we believe that higher oil prices, the trend toward deleveraging and an increased personal savings rate indicates that consumers will likely remain conservative. We favor higher-end/niche retailers as well as Internet-based versions of traditional industries, advertising, retail and digital media which may allow businesses to enhance productivity and to lower costs.

Finance – We believe traditional financial and banking institutions will continue to contend with increasing government restrictions, consumer loan losses and large waves of real estate-related charge offs. We favor exchanges, transaction processors and companies with innovative risk management and regulatory products over traditional spread-based lenders.

Market outlook

We continue to believe the market is primarily being driven by political and global macroeconomic news flow. While the European crisis still continues to threaten the U.S. economy's return to sustainable growth, recent measures aimed at alleviating the stress in European financial markets appear to have calmed investors. The U.S. corporate sector has retrenched – costs have been driven down, cash flow is positive, and earnings are expected to grow despite the weak and recovering global economic backdrop. Indeed, political risks dominate global headlines in a way most investors today have not experienced. We project that continuation of the euro zone crisis is virtually guaranteed. There is instability in the Middle East. Opposition to established governments is spreading. Nuclear powers (North Korea, Pakistan and Iran) face huge internal political pressures. Investors also remain concerned about higher oil prices, higher taxes, reduced fiscal/monetary stimulus programs, political dysfunction, tougher company earnings comparisons, sovereign debt and a fluctuating dollar. All of this makes it difficult to gauge whether aggregate demand can return to adequate levels required for a self-sustained recovery. We anticipate stock selection will be important in the year ahead and continue to construct the Fund's

portfolio with companies experiencing strong forecasted long-term earnings growth rates. In an environment where overall growth rates are low, we believe companies that exhibit strong and highly predictable rates of growth will command premium valuations. The Fund remains in our view actively and optimistically positioned.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. Investing in micro-cap stocks may carry more risk than investing in stocks of larger, more established companies. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Micro Cap Growth Fund.

Asset Allocation

Stocks	**95.4%**
Information Technology	34.2%
Health Care	18.5%
Consumer Discretionary	17.1%
Industrials	15.0%
Energy	5.4%
Materials	2.2%
Financials	2.0%
Consumer Staples	1.0%
Cash and Cash Equivalents	**4.6%**

Lipper Rankings

Category: Lipper Small-Cap Growth Funds	Rank	Percentile
1 Year	47/498	10
3 Year	84/437	20

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
Procera Networks, Inc.	Information Technology
DXP Enterprises, Inc.	Industrials
Spectranetics Corporation (The)	Health Care
Quidel Corporation	Health Care
SPS Commerce, Inc.	Information Technology
On Assignment, Inc.	Industrials
Callidus Software Inc.	Information Technology
FARO Technologies, Inc.	Information Technology
OCZ Technology Group, Inc.	Information Technology
Rentrak Corporation	Consumer Discretionary

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Micro Cap Growth Fund

(UNAUDITED)


$40,000
$30,000
$20,000
$10,000
$0
Ivy Micro Cap Growth Fund, Class A Shares(1) $20,988
Russell 2000 Growth Index(2) $23,047
Russell Microcap Growth Index(2) $23,049
Lipper Small-Cap Growth Funds Universe Average(2) $22,739
2-17 2009
3-31 2009
6-30 2009
9-30 2009
12-31 2009
3-31 2010
3-31 2011
3-31 2012

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

(2)Because the Fund commenced operations on a date other than at the end of a month, and partial month calculations of the performances of the indexes (including income) are not available, investment in the indexes was effected as of February 28, 2009.

Average Annual Total Return(3)	Class A	Class B	Class C	Class I	Class Y
1-year period ended 3-31-12	0.43%	1.35%	5.65%	7.00%	6.79%
5-year period ended 3-31-12	—	—	—	—	—
10-year period ended 3-31-12	—	—	—	—	—
Since inception of Class(4) through 3-31-12	26.84%	26.94%	28.13%	29.78%	29.26%

(3)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I and Class Y shares are not subject to sales charges.

(4)2-17-09 for Class A, Class B, Class C, Class I and Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy Micro Cap Growth Fund (in thousands) MARCH 31, 2012

COMMON STOCKS	Shares	Value
Air Freight & Logistics – 1.0%		
Pacer International, Inc. (A)	126	$ 794
Apparel Retail – 3.3%		
bebe stores, inc.	83	767
Body Central Corp. (A)	30	868
Francesca's Holdings Corporation (A)	31	988
		2,623
Apparel, Accessories & Luxury Goods – 1.2%		
Movado Group, Inc.	40	970
Application Software – 4.4%		
Callidus Software Inc. (A)	179	1,395
Kenexa Corporation (A)	31	962
RealPage, Inc. (A)	21	403
Tangoe, Inc. (A)	41	775
		3,535
Asset Management & Custody Banks – 0.6%		
Internet Capital Group, Inc. (A)	56	503
Auto Parts & Equipment – 1.1%		
Amerigon Incorporated (A)	58	930
Automotive Retail – 0.7%		
America's Car-Mart, Inc. (A)	14	603
Biotechnology – 4.2%		
Achillion Pharmaceuticals, Inc. (A)	115	1,099
ArQule, Inc. (A)	42	292
Clovis Oncology, Inc. (A)	29	736
NewLink Genetics Corporation (A)	48	443
SciClone Pharmaceuticals, Inc. (A)	130	817
		3,387
Casinos & Gaming – 0.9%		
Multimedia Games Holding Company, Inc. (A)	69	754
Commercial Printing – 1.2%		
InnerWorkings, Inc. (A)	82	958
Communications Equipment – 3.1%		
Ixia (A)	47	581
Procera Networks, Inc. (A)	87	1,952
		2,533
Computer Storage & Peripherals – 3.3%		
Datalink Corporation (A)	40	378
OCZ Technology Group, Inc. (A)	184	1,286
SimpleTech, Inc. (A)	38	358
Xyratex Ltd	39	617
		2,639
Construction & Farm Machinery & Heavy Trucks – 2.0%		
Commercial Vehicle Group, Inc. (A)	46	564
Wabash National Corporation (A)	104	1,080
		1,644
Consumer Electronics – 0.8%		
SGOCO Technology Ltd. (A)	33	25
Skullcandy, Inc. (A)	41	654
		679
Consumer Finance – 1.4%		
NetSpend Holdings, Inc. (A)	69	536
Regional Management Corp. (A)	37	613
		1,149

COMMON STOCKS	Shares	Value
Electronic Equipment & Instruments – 1.7%		
FARO Technologies, Inc. (A)	24	$ 1,377
Electronic Manufacturing Services – 1.1%		
Fabrinet (A)	31	542
Maxwell Technologies, Inc. (A)	21	376
		918
Fertilizers & Agricultural Chemicals – 1.0%		
American Vanguard Corporation	39	839
Food Distributors – 1.0%		
Chefs' Warehouse Holdings, LLC (The) (A)	36	840
General Merchandise Stores – 1.3%		
Gordmans Stores, Inc. (A)	50	1,096
Health Care Equipment – 2.1%		
ABIOMED, Inc. (A)	48	1,056
Rockwell Medical Technologies, Inc. (A)	67	633
		1,689
Health Care Supplies – 5.9%		
Quidel Corporation (A)	83	1,521
Rochester Medical Corporation (A)	31	305
Spectranetics Corporation (The) (A)	158	1,646
STAAR Surgical Company (A)	72	781
Synergetics USA, Inc. (A)	103	669
		4,922
Health Care Technology – 2.5%		
Greenway Medical Technologies, Inc. (A)	26	390
HealthStream, Inc. (A)	47	1,087
Vocera Communications, Inc. (A)	23	534
		2,011
Homefurnishing Retail – 0.9%		
Kirkland's, Inc. (A)	46	751
Human Resource & Employment Services – 1.8%		
On Assignment, Inc. (A)	83	1,443
Internet Software & Services – 12.4%		
Active Network, Inc., (The) (A)	36	606
Bazaarvoice, Inc. (A)	9	169
Boingo Wireless, Inc. (A)	41	495
Brightcove Inc. (A)	26	635
Envestnet, Inc. (A)	55	686
Keynote Systems, Inc.	39	771
Liquidity Services, Inc. (A)	23	1,039
Responsys, Inc. (A)	42	505
SciQuest, Inc. (A)	42	632
SPS Commerce, Inc. (A)	54	1,459
Velti plc (A)	76	1,023
Vocus, Inc. (A)	34	451
Web.com Group, Inc. (A)	47	672
Zillow, Inc. (A)	25	872
		10,015
IT Consulting & Other Services – 1.2%		
InterXion Holding N.V. (A)	26	460
Virtusa Corporation (A)	32	547
		1,007
Leisure Facilities – 0.7%		
Town Sports International Holdings, Inc. (A)	45	570

Ivy Micro Cap Growth Fund (in thousands) MARCH 31, 2012

COMMON STOCKS (Continued)	Shares	Value
Leisure Products – 1.7%		
Arctic Cat Inc. (A)	21	$ 882
Black Diamond, Inc. (A)	54	502
		1,384
Managed Health Care – 1.1%		
Molina Healthcare, Inc. (A)	26	858
Movies & Entertainment – 1.9%		
Digital Domain Media Group, Inc. (A)	51	291
Rentrak Corporation (A)	54	1,222
		1,513
Oil & Gas Drilling – 1.0%		
Pioneer Drilling Company (A)	90	789
Oil & Gas Equipment & Services – 2.6%		
Basic Energy Services, Inc. (A)	52	906
Natural Gas Services Group, Inc. (A)	30	396
RigNet, Inc. (A)	47	831
		2,133
Oil & Gas Exploration & Production – 1.8%		
Callon Petroleum Company (A)	161	1,013
Triangle Petroleum Corporation (A)	70	486
		1,499
Pharmaceuticals – 2.7%		
NuPathe Inc. (A)	60	221
Obagi Medical Products, Inc. (A)	78	1,043
Pacira Pharmaceuticals, Inc. (A)	82	945
		2,209
Railroads – 1.0%		
RailAmerica, Inc. (A)	37	792
Research & Consulting Services – 1.2%		
Mistras Group, Inc. (A)	39	937
RPX Corporation (A)	4	64
		1,001
Restaurants – 2.6%		
Bravo Brio Restaurant Group, Inc. (A)	28	563
Caribou Coffee Company, Inc. (A)	37	684
Red Robin Gourmet Burgers, Inc. (A)	21	792
		2,039
Semiconductor Equipment – 1.7%		
CVD Equipment Corporation (A)	42	562
Nanometrics Incorporated (A)	46	846
		1,408
Semiconductors – 3.2%		
BCD Semiconductor Manufacturing Limited, ADR (A)	50	285
Diodes Incorporated (A)	19	438
Entropic Communications, Inc. (A)	63	368
Inphi Corporation (A)	18	250
Mellanox Technologies, Ltd. (A)	18	736
RDA Microelectronics, Inc., ADR (A)	46	512
		2,589
Specialty Chemicals – 1.2%		
ADA-ES, Inc. (A)	38	919
Systems Software – 2.1%		
Allot Communications Ltd. (A)	32	$ 753
Imperva, Inc. (A)	11	415
OPNET Technologies, Inc.	19	563
		1,731
Trading Companies & Distributors – 2.8%		
CAI International, Inc. (A)	20	361
DXP Enterprises, Inc. (A)	44	1,900
		2,261
Trucking – 4.0%		
Celadon Group, Inc.	74	1,143
Marten Transport, Ltd.	44	964
Roadrunner Transportation Systems, Inc. (A)	42	734
Vitran Corporation Inc., Class A (A)	57	457
		3,298
TOTAL COMMON STOCKS – 95.4%		**$77,602**
(Cost: $57,199)		

INVESTMENT FUNDS		
Registered Investment Companies – 0.0%		
iShares Russell 2000 Growth Index Fund	—*	**10**
TOTAL INVESTMENT FUNDS – 0.0%		**$ 10**
(Cost: $8)		

SHORT-TERM SECURITIES	Principal	
Master Note – 5.0%		
Toyota Motor Credit Corporation, 0.131%, 4-2-12 (B)	$4,105	4,105
TOTAL SHORT-TERM SECURITIES – 5.0%		**$ 4,105**
(Cost: $4,105)		
TOTAL INVESTMENT SECURITIES –100.4%		**$81,717**
(Cost: $61,312)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.4%)		**(347)**
NET ASSETS – 100.0%		**$81,370**

Notes to Schedule of Investments

*Not shown due to rounding.

(A)No dividends were paid during the preceding 12 months.

(B)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2012. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2012. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$77,602	$ —	$ —
Investment Funds	10	—	—
Short-Term Securities	—	4,105	—
Total	$77,612	$4,105	$ —

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

See Accompanying Notes to Financial Statements.

Ivy Mid Cap Growth Fund



Below, Kimberly A. Scott, CFA, portfolio manager of the Ivy Mid Cap Growth Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2012. She has managed the Fund since its inception and has 25 years of industry experience.

Kimberly A. Scott

Fiscal Year Performance

For the 12 Months Ended March 31, 2012

Ivy Mid Cap Growth Fund	4.29%
Benchmark(s) and/or Lipper Category	
Russell Mid-Cap Growth Index	4.43%
(generally reflects the performance of securities that represent the mid-cap sector of the stock market)	
Lipper Variable Annuity Mid-Cap Growth Funds Universe Average	1.78%
(generally reflects the performance of the universe of funds with similar investment objectives)	

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

Rebound offers benefits

The mid-cap growth sector of the market posted modest positive returns in the 12 months ended March 31, 2012, following two years of strong annual gains as the economy and the market rebounded from the 2008-2009 recession. The characteristics of returns for the year seemed very random, as both the consumer discretionary and consumer staples sectors performed well against the benchmark. The health care sector also performed nicely, the energy sector strongly underperformed, and all other sectors modestly increased, but underperformed. One exception was telecommunications services, which modestly decreased, but also underperformed.

Sources of strength, weakness

The Fund performed roughly in line with the benchmark (before the effects of sales charges) for the 12 months ending March 31, 2012. The primary factor in this performance was strong stock selection in the industrials, information technology and consumer staples sectors. Our stock-specific investing approach during the year led to the Fund's overweight positions in the consumer discretionary, financials and information technology sectors, while it was underweight the energy, materials, industrials, consumer staples, health care, telecommunications and utilities sectors. The greatest positive absolute performance came in the consumer staples area, while the greatest positive relative performance came in the industrials area. Both sectors were underweight relative to the benchmark. Another factor that positively impacted relative performance was our use of equity options throughout the year. We collected what we viewed as

attractive premiums on puts and calls that we were buying or selling, most often associated with stock positions where we were increasing or decreasing. The biggest negative for absolute performance was in the energy sector, where the Fund posted a 25.25 percent absolute decline for the year. While the Fund was underweight in this weak group, several of the Fund's energy stocks had significant negative returns for the year. The Fund's weakest relative performance came in the financials sector, where it was overweight in this underperforming group, in addition to having some weak stock selection.

The Fund's consumer discretionary exposure contributed the most to absolute performance. It underperformed the benchmark, but was overweight this outperforming group. Security selection hurt returns, with weakness in Netflix Inc., Vera Bradley Inc., Orient-Express Hotels Ltd., and Meredith Corp. (no longer a holding of the Fund) buffered by better results in Ulta Salons, Cosmetics and Fragrances Inc., Wyndham Worldwide Corp., Petsmart Inc., Michael Kors Holdings Limited and Lululemon Athletica, Inc. (no longer a holding of the Fund).

The biggest detractor from absolute performance was in the Fund's energy sector exposure, where stock selection suffered. Poor results in the stocks of Ultra Petroleum Corp., a natural gas centric exploration and production company, and Patterson-UTI Energy Inc., an oil services company with exposure to the natural gas drillers, hurt returns. An abundance of natural gas following years of successful drilling in U.S. shale plays continues to be a source of pain in gas-oriented energy stocks. Gains in Continental Resources Inc. and Dresser-Rand Group Inc. helped offset some of this weakness.

The most significant change in the portfolio was a sizeable increase in information technology exposure, offset by a decrease in financials, industrials and materials exposures. We also increased the Fund's consumer staples exposure slightly. Exposures to the energy and health care sectors were generally stable. Throughout the year, the Fund had no exposure to telecommunication services and utilities. All of these changes were generally made based on bottom-up stock selection decisions.

Moderate growth on the horizon

Our outlook for the economy continues to be that we appear to be in a protracted period of moderate growth in which the average company will be unlikely to deliver significant upside in earnings and cash flow. Therefore, we plan to focus our efforts on finding differentiated growers that we believe are not particularly dependent on a strong economic tailwind to generate results. We think we are in a second phase of the recovery from the recession of 2008-2009. While the first phase was driven by both a strong snap back in corporate profits following swift and significant restructuring moves at many companies, and by a gradual recovery in consumer spending following a steep retrenchment in late 2008 and early 2009, the second phase of growth looks like it will be based on improved activity in both the housing and automobile industries. Further, we are seeing activity in U.S. manufacturing based on more competitive labor, energy and exchange rates. This is a factor that we believe can pay dividends to the economy not only today, but well into the future if these improvements persist.

We believe the markets will continue to struggle with the sovereign debt issues in Europe and concerns over the strength of Chinese economic growth. Investors (or "the market") will also be digesting election rhetoric that could provide hesitation as the year progresses. There will potentially be considerable angst regarding the spending cuts and tax increases to come as we enter 2013 without legislative changes.

We weigh all these factors in combination with the valuation on the market and the outlook for further profit growth. We remain constructive, in the final analysis, as we think the economy has gained real traction, evidenced by solid improvement in the labor market. We also think there is potential for corporate profits to be better than expected in 2012, a fact that could move equities to higher levels than we have seen, even year-to-date.

Last year, we emphasized consumer discretionary, consumer staples and financial stocks as we sought out companies with better than average growth prospects selling at attractive valuations. This sector emphasis is unlikely to change significantly in the near term; however, our focus in managing the portfolio has continued to shift from the stronger macro view we applied in 2009 and early 2010, and emphasizes our more typical stock picking approach.

We think the economy has gained traction and has become self-sustaining, but we continue to expect a level of growth that is moderated from rates historically seen in periods of economic expansion post an acute downturn such as that experienced in 2008 and 2009. As such, we expect the greater opportunities for market returns to be in companies with better than average growth prospects selling at attractive valuations. While many of these opportunities are not sector dependent, we do see a number of sectors where there are many interesting companies in which to invest, including information technology, industrials, energy and consumer discretionary. Health care is also interesting to us, and we will look for companies in that sector that have innovative products and services that we believe will be in demand in spite of the utilization and reimbursement pressures affecting the industry.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Investing in mid-cap stocks may carry more risk than investing in stocks of larger, more-established companies. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Mid Cap Growth Fund.

Asset Allocation

Stocks	**95.4%**
Information Technology	27.2%
Consumer Discretionary	20.0%
Industrials	13.4%
Health Care	12.0%
Financials	11.1%
Energy	6.0%
Consumer Staples	4.5%
Materials	1.2%
Purchased Options	**0.0%**
Cash and Cash Equivalents	**4.6%**

Lipper Rankings

Category: Lipper Mid-Cap Growth Funds	Rank	Percentile
1 Year	105/387	28
3 Year	31/345	9
5 Year	22/303	8
10 Year	29/198	15

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
CarMax, Inc.	Consumer Discretionary
Varian Medical Systems, Inc.	Health Care
Fastenal Company	Industrials
Lam Research Corporation	Information Technology
Trimble Navigation Limited	Information Technology
Wyndham Worldwide Corporation	Consumer Discretionary
Pall Corporation	Industrials
Fiserv, Inc.	Information Technology
Teradata Corporation	Information Technology
Gen-Probe Incorporated	Health Care

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.



	Ivy Mid Cap Growth Fund, Class A Shares(1)	$20,257
	Russell Mid-Cap Growth Index	$19,531
	Lipper Mid-Cap Growth Funds Universe Average	$18,164

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A	Class B	Class C	Class E	Class I	Class R	Class Y
1-year period ended 3-31-12	-1.71%	-0.67%	3.50%	-1.98%	4.65%	4.09%	4.44%
5-year period ended 3-31-12	6.65%	6.67%	7.16%	—	—	7.82%	8.29%
10-year period ended 3-31-12	7.31%	6.76%	7.14%	—	—	—	8.30%
Since inception of Class(3) through 3-31-12	—	—	—	6.29%	8.49%	7.97%	—

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R and Class Y shares are not subject to sales charges.

(3)4-2-07 for Class E and Class I shares and 12-29-05 for Class R shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy Mid Cap Growth Fund *(in thousands)* MARCH 31, 2012

COMMON STOCKS	Shares	Value
Air Freight & Logistics – 2.0%		
Expeditors International of Washington, Inc.	884	$ 41,110
Apparel, Accessories & Luxury Goods – 3.5%		
Burberry Group plc (A)	972	23,271
Michael Kors Holdings Limited (B)	339	15,787
Under Armour, Inc., Class A (B)	37	3,520
Vera Bradley, Inc. (B)	433	13,071
Warnaco Group, Inc. (The) (B)	298	17,420
		73,069
Application Software – 3.8%		
ANSYS, Inc. (B)	541	35,159
Solera Holdings, Inc.	708	32,491
Ultimate Software Group, Inc. (The) (B)	144	10,552
		78,202
Asset Management & Custody Banks – 1.8%		
Northern Trust Corporation	785	37,236
Auto Parts & Equipment – 1.7%		
BorgWarner Inc. (B)	409	34,470
Automotive Retail – 3.3%		
CarMax, Inc. (B)	1,986	68,824
Brewers – 1.1%		
Boston Beer Company, Inc. (The), Class A (B)	205	21,876
Building Products – 0.0%		
Fortune Brands Home & Security, Inc. (B)	2	53
Communications Equipment – 5.0%		
Acme Packet, Inc. (B)	728	20,046
Aruba Networks, Inc. (B)	1,568	34,927
F5 Networks, Inc. (B)	181	24,424
Riverbed Technology, Inc. (B)	772	21,675
		101,072
Construction Materials – 1.2%		
Martin Marietta Materials, Inc.	299	25,638
Consumer Electronics – 2.9%		
Harman International Industries, Incorporated	905	42,365
Skullcandy, Inc. (B)	1,121	17,741
		60,106
Data Processing & Outsourced Services – 2.9%		
Fiserv, Inc. (B)	660	45,780
Vantiv, Inc., Class A (B)	763	14,972
		60,752
Department Stores – 1.3%		
Nordstrom, Inc.	471	26,227
Distillers & Vintners – 1.1%		
Brown-Forman Corporation, Class B	283	23,626

COMMON STOCKS (Continued)	Shares	Value
Electrical Components & Equipment – 3.6%		
Acuity Brands, Inc.	363	$ 22,810
Polypore International, Inc. (B)	789	27,755
Roper Industries, Inc.	235	23,332
		73,897
Electronic Manufacturing Services – 2.5%		
Trimble Navigation Limited (B)	953	51,836
Food Retail – 1.2%		
Whole Foods Market, Inc.	310	25,789
Health Care Distributors – 1.9%		
Henry Schein, Inc. (B)	523	39,558
Health Care Equipment – 7.2%		
Gen-Probe Incorporated (B)	667	44,305
IDEXX Laboratories, Inc. (B)	238	20,852
Intuitive Surgical, Inc. (B)	41	22,320
Varian Medical Systems, Inc. (B)	902	62,175
		149,652
Health Care Services – 0.7%		
Accretive Health, Inc. (B)	686	13,690
Hotels, Resorts & Cruise Lines – 2.7%		
Orient-Express Hotels Ltd. (B)	439	4,480
Wyndham Worldwide Corporation	1,083	50,366
		54,846
Industrial Machinery – 5.0%		
Donaldson Company, Inc.	459	16,415
IDEX Corporation	986	41,533
Pall Corporation	784	46,765
		104,713
Insurance Brokers – 0.9%		
Arthur J. Gallagher & Co.	545	19,468
Internet Retail – 1.0%		
Netflix, Inc. (B)	177	20,408
Internet Software & Services – 1.0%		
DealerTrack Holdings, Inc. (B)	680	20,584
Investment Banking & Brokerage – 1.6%		
Greenhill & Co., Inc.	756	32,975
IT Consulting & Other Services – 2.1%		
Teradata Corporation (B)	652	44,430
Life Sciences Tools & Services – 2.2%		
Agilent Technologies, Inc.	552	24,561
Mettler-Toledo International Inc. (B)	112	20,775
		45,336
Oil & Gas Drilling – 1.0%		
Patterson-UTI Energy, Inc.	1,231	21,287
Oil & Gas Equipment & Services – 2.2%		
Dresser-Rand Group Inc. (B)	544	25,243
Dril-Quip, Inc. (B)	317	20,621
		45,864

Ivy Mid Cap Growth Fund (in thousands) MARCH 31, 2012

COMMON STOCKS (Continued)	Shares	Value
Oil & Gas Exploration & Production – 2.8%		
Continental Resources, Inc. (B)	369	$ 31,706
Ultra Petroleum Corp. (B)	1,132	25,617
		57,323
Packaged Foods & Meats – 1.1%		
Mead Johnson Nutrition Company	267	21,989
Real Estate Services – 1.7%		
CB Richard Ellis Group, Inc. (B)	1,766	35,258
Regional Banks – 5.1%		
First Republic Bank (B)	1,273	41,946
Huntington Bancshares Incorporated	3,176	20,483
Signature Bank (B)	661	41,638
		104,067
Semiconductor Equipment – 2.5%		
Lam Research Corporation (B)	1,169	52,156
Semiconductors – 5.2%		
ARM Holdings plc, ADR	738	20,882
Cavium Inc. (B)	950	29,381
Microchip Technology Incorporated	1,144	42,562
Semtech Corporation (B)(C)	446	12,683
		105,508
Specialty Stores – 3.6%		
PetSmart, Inc.	597	34,163
Ulta Salon, Cosmetics & Fragrance, Inc.	443	41,159
		75,322
Systems Software – 2.2%		
MICROS Systems, Inc. (B)	372	20,594
Red Hat, Inc. (B)	421	25,219
		45,813
Trading Companies & Distributors – 2.8%		
Fastenal Company	1,073	58,047
TOTAL COMMON STOCKS – 95.4%		**$1,972,077**
(Cost: $1,742,285)		

PURCHASED OPTIONS	Number of Contracts (Unrounded)	
Agilent Technologies, Inc.,		
Call $48.00, Expires 5–21–12, OTC (Ctrpty: Citibank, N.A.)	2,755	169
TOTAL PURCHASED OPTIONS – 0.0%		**$ 169**
(Cost: $442)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 5.2%		
Baxter International Inc., 0.190%, 4–9–12 (D)	$11,000	$ 10,999
BHP Billiton Finance (USA) Limited (GTD by BHP Billiton Limited), 0.120%, 4–9–12 (D)	5,000	5,000
Citigroup Funding Inc.:		
0.300%, 4–4–12 (D)	10,000	9,999
0.290%, 4–11–12 (D)	4,000	4,000
Diageo Capital plc (GTD by Diageo plc), 0.440%, 4–26–12 (D)	4,066	4,065
E.I. du Pont de Nemours and Company:		
0.110%, 4–19–12 (D)	6,000	6,000
0.130%, 4–20–12 (D)	4,000	4,000
Emerson Electric Co., 0.120%, 4–9–12 (D)	5,100	5,100
Illinois Tool Works Inc., 0.150%, 4–2–12 (D)	4,000	4,000
Kraft Foods Inc., 0.310%, 4–4–12 (D)	7,474	7,474
Novartis Securities Investment Ltd., 0.100%, 4–13–12 (D)	13,000	12,998
PACCAR Financial Corp., 0.120%, 4–13–12 (D)	10,000	10,000
Prudential Funding LLC, 0.160%, 4–9–12 (D)	5,000	5,000
St. Jude Medical, Inc., 0.190%, 4–27–12 (D)	7,000	6,999
Wisconsin Electric Power Co.:		
0.150%, 4–2–12 (D)	3,908	3,908
0.180%, 4–12–12 (D)	7,000	7,000
		106,542
Master Note – 0.0%		
Toyota Motor Credit Corporation, 0.131%, 4–2–12 (E)	269	269
TOTAL SHORT-TERM SECURITIES – 5.2%		**$ 106,811**
(Cost: $106,811)		
TOTAL INVESTMENT SECURITIES – 100.6%		**$2,079,057**
(Cost: $1,849,538)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.6%)		**(11,433)**
NET ASSETS – 100.0%		**$2,067,624**

Notes to Schedule of Investments

The following written options were outstanding at March 31, 2012 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Market Value
Agilent Technologies, Inc.	Citibank, N.A.	Put	2,755	May 2012	$40.00	$ 493	$ (164)
Polypore International, Inc.	N/A	Put	836	April 2012	40.00	307	(439)
Semtech Corporation	Citibank, N.A.	Call	1,192	April 2012	30.00	125	(21)
Ubiquiti Networks, Inc.	UBS Securities LLC	Put	769	May 2012	29.00	146	(185)
	Morgan Stanley Smith Barney LLC	Put	770	May 2012	29.00	144	(185)
	UBS Securities LLC	Put	769	May 2012	30.00	184	(238)
	Morgan Stanley Smith Barney LLC	Put	770	May 2012	30.00	208	(238)
Vera Bradley, Inc.	Citibank, N.A.	Put	68	April 2012	33.00	9	(21)
	Citibank, N.A.	Put	781	April 2012	34.00	115	(311)
						$1,731	$(1,802)

(A) Listed on an exchange outside the United States.

(B) No dividends were paid during the preceding 12 months.

(C) All or a portion of the security position is held in collateralized accounts for OTC derivatives collateral as governed by International Swaps and Derivatives Association, Inc. Master Agreements.

(D) Rate shown is the yield to maturity at March 31, 2012.

(E) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2012. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2012. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$1,972,077	$ —	$ —
Purchased Options	—	169	—
Short-Term Securities	—	106,811	—
Total	$1,972,077	$106,980	$ —
Liabilities			
Written Options	$ 438	$ 1,364	$ —

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
OTC = Over the Counter

See Accompanying Notes to Financial Statements.

Ivy Money Market Fund



Mira Stevovich

Below, Mira Stevovich, CFA, portfolio manager of the Ivy Money Market Fund, discusses positioning, performance and results for the year ended March 31, 2012. She has managed the Fund for 14 years and has 25 years of industry experience.

Fiscal Year Performance

For the 12 months ended March 31, 2012

Ivy Money Market Fund (Class A shares)	0.02%
Seven-day current subsidized yield as of March 31, 2012	0.02%
Seven-day current unsubsidized yield as of March 31, 2012	-0.37%
Lipper Category	
Lipper Money Market Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	0.02%

Unsubsidized yields reflect what the yield would have been without the effect of reimbursements and waivers. The adviser and its affiliates have or may voluntarily waive a portion of their fees (including, but not limited to, distribution and service (12b-1) fees) and reimburse certain expenses. There is no guarantee that the fund will avoid a negative yield. Such undertaking may be amended or withdrawn at any time.

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

The Fund's fiscal year ended March 31, 2012, with short term rates at the same historically low levels as they began the year. The Federal Reserve continued to maintain a policy that provided liquidity to the economy. During the Fund's fiscal year, the credit and money markets had survived the U.S. debt ceiling crisis, and continued to be affected by the sovereign debt problems in Europe. The money markets were successfully circumventing the European problems by concentrating investments in other industry sectors and banking systems. The economy showed signs of improvement.

Lower rates, higher-quality bias

The Fund's fiscal year started with the federal funds rate at between 0 percent and 0.25 percent, where it remains to date. The Federal Reserve indicated that this low level of interest rate would, most likely, be maintained through 2013.

The drastically low federal funds rate during the Fund's fiscal year restrained the performance of the Fund and rates on money market investments in general. In 2010 the SEC amended Rule 2a-7 of the Investment Company Act of 1940. The amendments imposed additional liquidity requirements on money market funds. The regulation requiring 30 percent of the Fund mature in seven days or less, also constrained the Fund return. Additionally, the European sovereign debt crisis caused rates on other non-European short term investments to decline, as investors sought alternatives to European bank short term investments. We sought to maintain the Fund's yield by purchasing longer-dated securities as credit spreads were wide, and by investing in floating rate notes based on the three-month London Interbank Offered Rate (LIBOR). The LIBOR rate increased, as the interbank rate in Europe increased, as the sovereign debt crisis evolved. This move positively affected Fund performance and helped support the Fund's yield. However, as the crisis abated, the interbank rates decreased, thus lowering the return on securities based on these rates.

Credit quality remained an important factor in the management and performance of the Fund. We have been especially mindful of this as problems in the financial system negatively affected the money markets. We are cautious in our review of the companies and securities in which we invest. We select investments that we believe to be of the highest credit quality, based on our credit risk constraints, although this higher-quality bias can hold down yield.

Staying the course

This past year, we have emphasized investments of the highest credit quality from many industries and sectors, and we intend to continue to do so going forward. Because banks have been particularly negatively affected, we have been very selective in our investment in the banking sector. We suspended new investments in European banks during the fiscal year due to the sovereign debt crisis in Europe. Corporate debt was used as an alternative investment. We anticipate that we will continue to use floating-rate securities in the coming fiscal year, pending future developments in the money markets. We intend to continue to include U.S. Treasury and government agency securities, as necessary.

We are managing the Fund to comply with new SEC regulations of money market funds, which were announced in January 2010. The new regulations were designed by the SEC in an effort to provide money market investors with greater protection and more timely information about the funds in which they plan to invest. To this end, we are maintaining daily and weekly liquidity levels according to the new regulations, to provide for the liquidity needs of our shareholders. We will continue to manage the Fund in a prudent manner and in accordance with SEC regulations.

Past performance is not a guarantee of future results.

Please remember that an investment in the Fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Ivy Money Market Fund

Asset Allocation

Corporate Obligations	**55.3%**
Commercial Paper	27.4%
Notes	26.8%
Certificate Of Deposit	1.1%
Municipal Obligations	**41.1%**
United States Government and Government Agency Obligations	**3.3%**
Cash and Other Assets, Net of Liabilities	**0.3%**

Lipper Rankings

Category: Lipper Money Market Funds	Rank	Percentile
1 Year	47/258	19
3 Year	4/244	2
5 Year	63/232	28
10 Year	77/185	42

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Ivy Money Market Fund *(in thousands)* MARCH 31, 2012

CORPORATE OBLIGATIONS	Principal	Value
Certificate Of Deposit		
Banco del Estado de Chile,		
0.785%, 9–10–12	$2,490	$ 2,490
Total Certificate Of Deposit – 1.1%		**2,490**
Commercial Paper		
Baxter International Inc.:		
0.190%, 4–9–12 (A)	1,993	1,993
0.220%, 4–10–12 (A)	7,800	7,799
0.190%, 4–11–12 (A)	1,000	1,000
Corporacion Andina de Fomento:		
0.440%, 5–4–12 (A)	5,500	5,498
0.690%, 5–15–12 (A)	1,200	1,199
0.270%, 5–21–12 (A)	1,600	1,599
0.510%, 6–20–12 (A)	1,700	1,698
Novartis Securities Investment Ltd.,		
0.180%, 6–11–12 (A)	2,965	2,964
Prudential Funding LLC,		
0.180%, 4–5–12 (A)	3,000	3,000
River Fuel Company #2, Inc. (GTD by Bank of Nova Scotia),		
0.170%, 4–30–12 (A)	2,200	2,200
River Fuel Trust #1 (GTD by Bank of Nova Scotia),		
0.290%, 4–30–12 (A)	2,000	2,000
Sara Lee Corporation,		
0.320%, 4–2–12 (A)	1,100	1,100
Sonoco Products Co.,		
0.320%, 4–2–12 (A)	1,100	1,100
St. Jude Medical, Inc.:		
0.200%, 4–3–12 (A)	6,200	6,200
0.190%, 4–27–12 (A)	4,600	4,599
Straight–A Funding, LLC (GTD by Federal Financing Bank):		
0.110%, 4–11–12 (A)	2,500	2,500
0.170%, 5–14–12 (A)	2,000	1,999
Target Corporation,		
0.160%, 4–2–12 (A)	4,941	4,941
Unilever Capital Corporation,		
0.450%, 1–17–13 (A)	1,600	1,594
Wisconsin Electric Power Co.:		
0.150%, 4–2–12 (A)	1,605	1,605
0.160%, 4–4–12 (A)	3,000	3,000
0.200%, 4–11–12 (A)	1,700	1,700
Total Commercial Paper – 27.4%		**61,288**
Notes		
American Honda Finance Corp. (GTD by Honda Motor Co.):		
0.720%, 6–7–12 (B)	4,300	4,300
0.720%, 6–26–12 (B)	2,000	2,000
0.570%, 6–29–12 (B)	2,025	2,025
Banco del Estado de Chile,		
1.090%, 6–22–12 (B)	3,000	3,000
Bank of America, N.A.,		
0.910%, 4–23–12 (B)	4,900	4,900
BellSouth Corporation (GTD by AT&T Inc.),		
4.450%, 4–26–12 (C)	7,000	7,017
Caterpillar Inc.,		
0.593%, 5–21–12 (C)	2,250	2,253
General Electric Capital Corporation:		
6.000%, 6–15–12	250	253
3.500%, 8–13–12	3,600	3,639

CORPORATE OBLIGATIONS (Continued)	Principal	Value
Notes (Continued)		
5.250%, 10–19–12	$6,596	$ 6,754
5.450%, 1–15–13	600	622
IBM International Group Capital LLC (GTD by International Business Machines Corporation),		
0.770%, 5–29–12 (B)	1,500	1,500
Kimberly–Clark Corporation,		
4.028%, 12–19–12	7,300	7,489
PepsiCo, Inc.,		
5.150%, 5–15–12	500	503
Rabobank Nederland,		
0.640%, 5–16–12 (B)	1,500	1,500
The Academy of the New Church, Var Rate Demand Bonds, Ser 2008 (GTD by Wachovia Bank, N.A.),		
0.190%, 4–5–12 (B)	1,985	1,985
Toyota Motor Credit Corporation:		
0.131%, 4–2–12 (B)	148	148
0.760%, 4–24–12 (B)	1,300	1,300
0.670%, 6–18–12 (B)	7,300	7,300
Trap Rock Industries, Inc., Var Demand Bonds, Ser 2005 (GTD by Wachovia Bank, N.A.),		
0.190%, 4–5–12 (B)	1,555	1,555
Total Notes – 26.8%		**60,043**
TOTAL CORPORATE OBLIGATIONS – 55.3%		**$123,821**
(Cost: $123,821)		

MUNICIPAL OBLIGATIONS	Principal	Value
Arizona – 0.2%		
The Indl Dev Auth of Phoenix, AZ, Adj Mode Multifam Hsng Rev Rfdg Bonds (Paradise Lakes Apt Proj), Ser 2007A (GTD by Wachovia Bank, N.A.),		
0.180%, 4–5–12 (B)	412	412
California – 7.2%		
CA Muni Fin Auth, Recovery Zone Fac Bonds (Chevron U.S.A. Inc. Proj), Ser 2010C (GTD by Chevron Corporation),		
0.180%, 4–3–12 (B)	1,790	1,790
CA Pollutn Ctl Fin Auth, Pollutn Ctl Rfdg Rev Bonds (Pacific Gas and Elec Co), Ser C (GTD by JPMorgan Chase Bank, N.A.),		
0.190%, 4–3–12 (B)	2,902	2,902
CA Statewide Cmnty Dev Auth, Multifam Hsng Rev Bonds (The Crossings Sr Apts/ Phase I), Ser 2005 I (GTD by United States Government),		
0.180%, 4–5–12 (B)	2,800	2,800
CA Statewide Cmnty Dev Auth, Multifam Hsng Rev Bonds (Wyndover Apts), Ser 2004 LL (GTD by United States Government),		
0.180%, 4–5–12 (B)	3,165	3,165
Fremont (Alameda Cnty, CA), Fremont Public Fin Auth (GTD by U.S. Bank, N.A.),		
0.170%, 4–5–12 (B)	2,535	2,535
Santa Clara Cnty Fin Auth, Var Rate Rev Bonds, El Camino Hosp, Ser 2009A (GTD by Wells Fargo Bank, N.A.),		
0.180%, 4–4–12 (B)	2,915	2,915
		16,107

Ivy Money Market Fund (in thousands) MARCH 31, 2012

MUNICIPAL OBLIGATIONS (Continued)	Principal	Value
Colorado – 4.5%		
Castle Rock, CO, Cert of Part, Ser 2008 (GTD by Wells Fargo Bank, N.A.), 0.220%, 4–4–12 (B)	$5,415	$ 5,415
CO Hsng and Fin Auth, Multifam Hsng Rev Bonds (Greentree Vlg Apts Proj), Ser 2007 (GTD by U.S. Bank, N.A.), 0.210%, 4–5–12 (B)	3,980	3,980
Exempla Gen Impvt Dist of Lafayette, CO, Spl Impvt Dist No. 02–01, Spl Assmt Rev Rfdg and Impvt Bonds, Ser 2002 (GTD by Wells Fargo Bank, N.A.), 0.200%, 4–5–12 (B)	475	475
Sheridan Redev Agy CO Tax, Var Rfdg S Santa Fe Dr Corridor Redev PJ–Ser A–1 (GTD by JPMorgan Chase & Co.), 0.450%, 4–5–12 (B)	250	250
		10,120
Georgia – 2.9%		
Muni Elec Auth GA, Gen Resolution Proj Bond Anticipation Notes, Ser B (Taxable), (GTD by Wells Fargo Bank), 0.150%, 4–4–12	6,500	6,500
Illinois – 0.4%		
IL Fin Auth, Var Rate Demand Rev Bonds (Provena Health), Ser 2009B (GTD by JPMorgan Chase & Co.), 0.200%, 4–3–12 (B)	1,000	1,000
Indiana – 2.2%		
IN Fin Auth, Hlth Sys Rev Bonds (Sisters of St. Francis Hlth Svcs, Inc. Oblig Group), Ser 2009H (GTD by JPMorgan Chase Bank, N.A.), 0.190%, 4–4–12 (B)	5,000	5,000
Louisiana – 3.7%		
LA Pub Fac Auth, Rev Bonds (Air Products and Chemicals Proj), Ser 2008A (GTD by Air Products and Chemicals, Inc.), 0.170%, 4–3–12 (B)	2,711	2,711
LA Pub Fac Auth, Rev Bonds (Air Products and Chemicals Proj), Ser 2009A (GTD by Air Products and Chemicals, Inc.), 0.150%, 4–4–12 (B)	3,000	3,000
LA Pub Fac Auth, Var Rate Rev Rfdg Bonds (CHRISTUS Hlth), Ser 2009B–1 (GTD by Bank of New York (The)), 0.160%, 4–4–12 (B)	2,000	2,000
Parish of St. Bernard, LA, Exempt Fac Rev Bonds (Mobil Oil Corp Proj), Ser 1996 (GTD by Exxon Mobil Corporation), 0.170%, 4–3–12 (B)	500	500
		8,211
Maryland – 0.9%		
MD Hlth and Higher Edu Fac Auth Rev Bonds, Anne Arundel Hlth Sys Issue, Ser 2009A (GTD by Toronto Dominion Bank), 0.200%, 4–4–12 (B)	1,915	1,915

MUNICIPAL OBLIGATIONS (Continued)	Principal	Value
Minnesota – 0.4%		
Minneapolis, MN, Var Rate Demand Rev Bonds (People Serving People Proj), Ser 2000A, 0.210%, 4–3–12 (B)	$ 785	$ 785
Mississippi – 6.2%		
MS Business Fin Corp, Adj Mode Indl Dev Rev Bonds (Belk, Inc. Proj), Ser 2005 (GTD by Wachovia Bank, N.A.), 0.190%, 4–5–12 (B)	4,925	4,925
MS Business Fin Corp, Gulf Opp Zone Indl Dev Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 2007D (GTD by Chevron Corporation), 0.190%, 4–3–12 (B)	5,500	5,500
MS Business Fin Corp, Gulf Opp Zone Indl Dev Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 2010J (GTD by Chevron Corporation), 0.190%, 4–3–12 (B)	3,400	3,400
		13,825
Missouri – 0.4%		
Kansas City, MO, Var Rate Demand Taxable Spl Oblig Rfdg Bonds (President Hotel Redev Proj), Ser 2009B (GTD by JPMorgan Chase & Co.), 0.250%, 4–4–12 (B)	950	950
New York – 0.9%		
NY Hsng Fin Agy, Related–Caroline Apt Hsng Rev Bonds, Ser 2008A (GTD by Federal Home Loan Mortgage Corporation), 0.170%, 4–4–12 (B)	2,000	2,000
Texas – 5.2%		
Harris Cnty Hosp Dist, Sr Lien Rfdg Rev Bonds, Ser 2010 (GTD by JPMorgan Chase & Co.), 0.190%, 4–5–12 (B)	6,760	6,760
Port Arthur Navigation Dist Indl Dev Corp, Exempt Fac Var Rate Rev Bonds (Air Products Proj), Ser 2005 (GTD by Air Products and Chemicals, Inc.), 0.170%, 4–3–12 (B)	2,925	2,925
Port Arthur Navigation Dist Indl Dev Corp, Exempt Fac Var Rate Rev Bonds (Air Products Proj), Ser 2006 (GTD by Air Products and Chemicals, Inc.), 0.170%, 4–3–12 (B)	2,000	2,000
		11,685
Wisconsin – 2.5%		
Ladysmith, WI, Var Rate Demand Indl Dev Rev Bonds (Indeck Ladysmith, LLC Proj), Ser 2009A (GTD by Wells Fargo Bank, N.A.), 0.240%, 4–5–12 (B)	3,095	3,095
WI Hlth and Edu Fac Auth, Var Rate Demand Rev Bonds (Wausau Hosp, Inc.), Ser 1998B (GTD by JPMorgan Chase Bank, N.A.), 0.190%, 4–4–12 (B)	770	770
WI Hlth and Edu Fac Auth, Var Rate Rev Bonds (Aurora Hlth Care Inc.), Ser 2008–A (GTD by U.S. Bank, N.A.), 0.190%, 4–4–12 (B)	1,845	1,845
		5,710

Ivy Money Market Fund *(in thousands)*

MUNICIPAL OBLIGATIONS (Continued)	Principal	Value
Wyoming – 3.5%		
Uinta Cnty, WY, Pollutn Ctl Rfdg Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 1992 (GTD by Chevron Corporation), 0.190%, 4–3–12 (B)	$7,783	$ 7,783
TOTAL MUNICIPAL OBLIGATIONS – 41.1%		**$ 92,003**
(Cost: $92,003)		

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS

Treasury Bills		
United States Treasury Bills, 0.140%, 8–30–12	2,100	2,098
Total Treasury Bills – 1.0%		**2,098**

United States Government Agency Obligations		
Overseas Private Investment Corporation (GTD by United States Government):		
0.120%, 4–4–12 (B)	1,684	1,684
0.120%, 4–4–12 (B)	1,167	1,167
0.500%, 12–9–12	985	985

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
United States Government Agency Obligations (Continued)		
Totem Ocean Trailer Express, Inc. (GTD by United States Government), 0.710%, 4–16–12 (B)	$1,379	$ 1,379
Total United States Government Agency Obligations – 2.3%		**5,215**
TOTAL UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS – 3.3%		**$ 7,313**
(Cost: $7,313)		
TOTAL INVESTMENT SECURITIES – 99.7%		**$223,137**
(Cost: $223,137)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.3%		**780**
NET ASSETS – 100.0%		**$223,917**

Notes to Schedule of Investments

(A) Rate shown is the yield to maturity at March 31, 2012.

(B) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2012. Date shown represents the date that the variable rate resets or the next demand date.

(C) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2012.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2012. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Corporate Obligations	$ —	$123,821	$ —
Municipal Obligations	—	92,003	—
United States Government Agency Obligations	—	7,313	—
Total	$ —	$223,137	$ —

The following acronym is used throughout this schedule:

GTD = Guaranteed

See Accompanying Notes to Financial Statements.

2012 ANNUAL REPORT **135**



Below, Bryan J. Bailey, CFA, portfolio manager of the Ivy Municipal Bond Fund, discusses positioning, performance and results for the fiscal year ending March 31, 2012. He has managed the Fund since August 2008 and previously was the manager of the Fund from June 2000 to March 2007. He has 23 years of industry experience.

Bryan J. Bailey

Fiscal Year Performance

For the 12 months ended March 31, 2012

Ivy Municipal Bond Fund (Class A shares at net asset value)	12.49%
Benchmark(s) and/or Lipper Category	
Standard & Poor's Municipal Bond Index (generally reflects the performance of securities representing the municipal bond market)	12.60%
Lipper General Municipal Debt Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	13.40%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

During the last fiscal year, the Fund underperformed both its peer group and benchmark, while posting double-digit returns. This comparison is based on the Fund's returns before the effects of sales charges, but does not take into consideration that the index is unmanaged and does not incur expenses. Performance trailed the category average because we were not willing to take on increased credit and duration risks that we believed to be excessive and did not fairly compensate investors.

Portfolio turnover remained very low as we felt that the Fund was structured appropriately entering the fiscal year. With the municipal market seizing up, as a result of aggressive deleveraging and the re-pricing of credit beginning in late 2008, we seized upon the opportunity to re-structure the portfolio as many attractive opportunities presented themselves. We aggressively increased the duration (interest rate sensitivity) of the Fund from an extremely defensive position to a slightly aggressive position (approximately 11 percent longer than the stated benchmark at the end of 1Q 2012). We also increased exposure to lower rated investment grade spread product (A-BBB ratings range), as spreads finally represented attractive compensation for bearing additional credit risk.

Absolute performance was enhanced by increasing and/or maintaining exposure to longer duration spread product, especially hospital, higher education, and transportation revenue bonds. Remaining underweight the state and local general obligation bond sectors aided performance; while our limited exposure actually enhanced overall returns as a result of security selection. As stated above, when the municipal market was seizing up in late 2008 and early 2009, once in a lifetime investment opportunities presented themselves. We felt that the

significantly wider than historical spreads available represented great value. The Fund's ample liquid holdings put us in a position to capitalize on many of these opportunities. These holdings continue to benefit the Fund and the Fund experienced low turnover over the last year.

We will not compromise our investment principles and preservation of capital is an important consideration in our efforts. We are not willing to take excessive credit and duration risks in an effort to produce out-sized returns, at the risk of compromising our management discipline.

The municipal bond market continues to wrestle with high levels of headline, interest rate, and political/tax risk. Market volatility continues to be elevated as a result of the risk on/risk off trades playing out in the treasury market. Despite all of these headwinds, the asset class posted impressive double-digit returns for the fiscal year.

The credit quality of the asset class has held up remarkably well given the general state of the U.S. economy and the impact of the severe recession. The most recent report issued by Moody's Investors Service (March, 2012) titled "U.S. Municipal Bond Defaults and Recoveries, 1970-2011" shows that there were only 71 rated defaults during this 41-year period. The average cumulative default rate after 10 years of issuance amounted to .13 percent. As expected, the number of municipal defaults increased since the recession, with 11 defaults on long-term bonds rated by Moody's in 2010 and 2011, averaging 5.5 defaults per year compared with an average of 2.7 annual defaults over the period 1970-2009. We believe these default rates are modest given the overall size and composition of the municipal bond market: $3.7 trillion according to Federal Reserve data, and approximately 60,000 issuers, respectively.

Admittedly, we believe there will continue to be pressure on some local, city, and county issuers and we expect many states to continue to push their problems down to the local level. While we expect cumulative default rates to pick-up modestly in the future, we believe that the defaults will be concentrated in the high yield sectors and local municipal issuers. We expect cumulative default rates to be much lower than rated corporate bonds with substantially higher recovery rates on defaulted securities.

Investor cash flows turned positive for the sector beginning in 4Q 2011 and they have remained consistently positive through 1Q

2012. We believe that the positive market technical factors were a large contributor to performance as low new issue supply appeared to be overwhelmed by investor reinvestment coupon and maturity cash flows, as well as large cash positions held by institutional/professional accounts. Despite posting positive returns in the period, there continues to be a heightened sense of nervousness on the part of investors, as absolute yield levels hover near all-time lows, and the risks cited above continue to persist. The municipal yield curve remains quite steep by historical measures, and credit spreads are wider than historical averages.

Looking ahead

Because we feel that any serious inflation risk is not on the immediate horizon, and noting that the municipal to treasury ratio is greater than 100 percent on 10+ year maturities, the yield curve is still very steep, credit spreads are still quite wide, and new issuance is expected to remain low in this era of austerity, we believe that a slightly aggressive stance on interest rates is warranted, and we are a little more willing to increase the portfolio exposure to interest-rate risk. The primary factors driving our decision are the steep slope of the municipal yield curve, and a commitment to essentially a zero interest rate policy for the foreseeable future by the Federal Reserve. Going forward, we expect to keep the average credit quality of the Fund in the A-AA range, while actively seeking relative value opportunities between sectors, states, and security structures. Positioning and asset distribution across the yield curve will continue to be a vital part of our investment strategy, as well as monitoring cross market technical factors. We will continue to search for trading opportunities to exploit in the high yield space. We believe that the Fund is well positioned relative to its peers. The objective of the Fund remains the same, to provide income that is not subject to Federal income taxes, while maximizing tax-free total return. To achieve that objective, we plan to continue investing in short, intermediate and longer-term investment grade (primarily) municipal bonds with an emphasis on overall quality and capital preservation with minimal yield sacrifice.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. The Fund may include a significant portion of its investments that will pay interest that is taxable under the Alternative Minimum Tax (AMT). These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Municipal Bond Fund.

Ivy Municipal Bond Fund

Asset Allocation

Bonds	**90.1%**
Municipal Bonds	90.1%
Cash and Cash Equivalents	**9.9%**

Lipper Rankings

Category: Lipper General Municipal Debt Funds	Rank	Percentile
1 Year	168/244	69
3 Year	110/219	50
5 Year	26/192	14
10 Year	51/166	31

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Quality Weightings

Investment Grade	**84.5%**
AAA	2.3%
AA	25.9%
A	31.1%
BBB	25.2%
Non-Investment Grade	**5.6%**
Below CCC	0.1%
Non-rated	5.5%
Cash and Cash Equivalents	**9.9%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.

Ivy Municipal Bond Fund



	$15,519
Ivy Municipal Bond Fund, Class A Shares[1]	$15,519
Standard & Poor's/Investortools Main Municipal Bond Index	$17,078
Lipper General Municipal Debt Funds Universe Average	$15,740

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B	Class C	Class I	Class Y[3]
1-year period ended 3-31-12	7.71%	7.67%	11.65%	12.75%	12.51%
5-year period ended 3-31-12	4.31%	4.23%	4.42%	—	4.24%
10-year period ended 3-31-12	4.49%	4.11%	4.11%	—	4.38%
Since inception of Class[4] through 3-31-12	—	—	—	7.04%	—

(2) **Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 4.25%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I and Class Y shares are not subject to sales charges.**

(3) The return shown for Class Y is hypothetical, because there were no shares or assets for the period from September 24, 2008 through October 7, 2009. Class A data has been substituted for Class Y data during that period.

(4) 11-4-09 for Class I shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy Municipal Bond Fund (in thousands)

MUNICIPAL BONDS	Principal	Value
Alabama – 1.7%		
The Pub Edu Bldg Auth of Tuscaloosa, Student Hsng Rev Bonds (Univ of AL Ridgecrest Residential Proj), Ser 2008, 6.750%, 7–1–33	$ 500	$ 580
The Spl Care Fac Fin Auth of Birmingham—Children's Hosp, Hlth Care Fac Rev Bonds, Children's Hosp, Ser 2009, 6.000%, 6–1–39	750	852
Water Works Board of Birmingham, AL, Water Rev Bonds, Ser 2009–A, 5.125%, 1–1–34	750	808
		2,240
Arizona – 1.9%		
AZ Cert of Part, Ser 2010A, 5.250%, 10–1–26	1,000	1,112
Bullhead City, AZ, Bullhead Prkwy Impvt Dist, Impvt Bonds, 6.100%, 1–1–13	175	177
Rio Nuevo Multipurp Fac Dist (Tucson, AZ), Sub Lien Excise Tax Rev Bonds, Ser 2008, 6.625%, 7–15–25	500	586
Univ Med Ctr Corp (Tucson, AZ), Hosp Rev Bonds, Ser 2009, 6.500%, 7–1–39	500	563
		2,438
Arkansas – 0.3%		
AR Dev Fin Auth, Sngl Fam Mtg Rev Bonds (Mtg–Bkd Sec Prog), Ser 2003D, 5.300%, 7–1–24	400	401
California – 11.4%		
CA Hlth Fac Fin Auth, Rev Bonds (Adventist Hlth Sys/West), Ser 2009A, 5.750%, 9–1–39	750	821
CA Muni Fin Auth, Cmnty Hosp of Cent CA Oblig Group Cert of Part, 5.500%, 2–1–39	460	469
CA Pollutn Ctl Fin Auth, Solid Waste Disp Rev Bonds (Republic Svc, Inc. Proj) Ser 2002B, 5.250%, 6–1–23	415	465
CA Statewide Cmnty Dev Auth, Insd Rev Bonds (Henry Mayo Newhall Mem Hosp), Ser 2007A, 5.000%, 10–1–37	500	505
CA Statewide Cmnty Dev Auth, Student Hsng Rev Bonds (Univ of CA, Irvine East Campus Apt, Phase I Rfdg–CHF–Irvine, L.L.C.), Ser 2011, 5.000%, 5–15–21	1,195	1,314
CA Various Purp GO Bonds:		
5.000%, 2–1–22	495	521
5.250%, 9–1–26	1,500	1,699
5.250%, 10–1–29	500	546
6.500%, 4–1–33	1,000	1,211
6.000%, 11–1–39	500	574
Cnty of Sacramento, Arpt Sys Sub and PFC/ Grant Rev Bonds, Ser 2009, 5.125%, 7–1–25	500	557
Golden State Tob Securitization Corp, Tob Stlmt Asset–Bkd Bonds, Ser 2003B, 5.000%, 6–1–43	1,000	1,054

MUNICIPAL BONDS (Continued)	Principal	Value
California (Continued)		
Golden State Tob Securitization Corp, Tob Stlmt Asset–Bkd Bonds, Ser 2003A–1, 6.750%, 6–1–39	$ 200	$ 215
Los Angeles Unif Sch Dist (Cnty of Los Angeles, CA), GO Bonds, Election of 2005, Ser 2009 F, 5.000%, 1–1–34	500	544
Mountain View Shoreline Reg Park Comnty (Santa Clara Cnty, CA), Rev Bonds, Ser 2011A, 5.000%, 8–1–21	250	270
Palomar Pomerado Hlth, San Diego Cnty, CA, Cert of Part, 6.750%, 11–1–39	250	270
Redev Agy for Riverside, Interstate 215 Corridor Redev Proj Area, 2010 Tax Alloc Bonds, Ser E, 5.250%, 10–1–20	570	600
Riverside Cmnty College Dist, Riverside Cnty, CA, Election of 2004, GO Bonds, Ser 2004A, 5.500%, 8–1–29	200	224
San Jose, CA Arpt Rev Bonds, Ser 2011A–1, 5.250%, 3–1–21	500	561
Southn CA Pub Power Auth, Transmission Proj Rev Bonds (Southn Transmission Proj), Ser 2008B, 6.000%, 7–1–27	500	586
State Pub Works Board of CA, Lease Rev Bonds (Various Cap Proj), Ser 2011A:		
5.250%, 10–1–24	500	548
5.000%, 12–1–24	500	539
Trustees of the CA State Univ Syswide Rev Bonds, Ser 2002A:		
5.500%, 11–1–15	250	258
Upland Unif Sch Dist (San Bernardino Cnty, CA), Election of 2008 GO Bonds, Ser A, 0.000%, 8–1–31 (A)	150	56
Vernon Elec Sys Rev Bonds, Ser 2012A, 5.500%, 8–1–41	315	322
		14,729
Colorado – 3.9%		
Adams 12 Five Star Sch, Adams and Broomfield Cnty, CO Cert of Part, Ser 2008, 5.000%, 12–1–25	500	543
City and Cnty of Broomfield, CO, Rfdg Cert of Part, Ser 2010, 5.000%, 12–1–23	500	571
CO Edu and Cultural Fac Auth, Independent Sch Rev Rfdg Bonds (Vail Mountain Sch Proj), Ser 2010, 6.125%, 5–1–40	475	497
CO Hsng and Fin Auth, Sngl Fam Mtg Class I Bonds, Ser 2009A, 5.500%, 11–1–29	400	411
CO Hsng and Fin Auth, Sngl Fam Prog Sr and Sub Bonds, Ser 2001A–2, 6.500%, 8–1–31	240	252
Denver Hlth and Hosp Auth, Hlthcare Recovery Zone, Fac Rev Bds, Ser 2010, 5.625%, 12–1–40	500	530

Ivy Municipal Bond Fund (in thousands)

MUNICIPAL BONDS (Continued)	Principal	Value
Colorado (Continued)		
Joint Sch Dist No. 28J, Adams and Arapahoe Cnty, CO, GO Bonds, Ser 2008, 6.000%, 12–1–28	$ 500	$ 647
Lincoln Park Metro Dist, Douglas Cnty, CO, GO Rfdg and Impvt Bonds, Ser 2008, 6.125%, 12–1–30	500	511
Platte Valley Fire Protection District, Weld Cnty, CO, Cert of Part, Ser 2012, 5.000%, 12–1–36	300	308
Rgnl Trans Dist, Private Activity Bonds (Denver Transit Partn Eagle P3 Proj), Ser 2010, 6.500%, 1–15–30	750	843
		5,113
Connecticut – 0.3%		
Capital City Econ Dev Auth, Prkg and Enrg Fee Rev Bonds, Ser 2008D, 5.000%, 6–15–22	370	423
District Of Columbia – 1.9%		
DC GO Rfdg Bonds, Ser 2008F, 5.000%, 6–1–19	1,000	1,171
DC Hosp Rev Bonds (Sibley Mem Hosp Issue), Ser 2009, 6.375%, 10–1–39	750	850
Metro Washington Arpt Auth, Dulles Toll Road, Second Sr Lien Rev Bonds, Ser 2009C, 0.000%, 10–1–41 (A)	500	444
		2,465
Florida – 7.5%		
Brevard Cnty Hlth Fac Auth, Hlth Rev Bonds (Hlth First, Inc. Proj), Ser 2009B, 7.000%, 4–1–39	500	580
Brevard Cnty, FL, Indl Dev Rev Bonds (TUFF FL Tech Proj), Ser 2009, 6.750%, 11–1–39	500	541
Citizens Ppty Ins Corp, Sr Secured Rev Bonds, Ser 2010A–1, 5.250%, 6–1–17	400	448
Hillsborough Cnty Indl Dev Auth, Indl Dev Rev Bonds, Hlth Fac Proj (Univ Cmnty Hosp), Ser 2008A, 5.625%, 8–15–29	555	699
Hillsborough Cnty Indl Dev Auth, Indl Dev Rev Bonds, Hlth Fac Proj (Univ Cmnty Hosp), Ser 2008B, 8.000%, 8–15–32	600	849
Hsng Fin Auth of Lee Cnty, FL, Sngl Fam Mtg Rev Bonds, Ser 1999A, Subser 2, 5.000%, 9–1–30	130	130
Jacksonville, FL Better Jacksonville Sales Tax Rev Bonds, Ser 2003, 5.250%, 10–1–19	250	262
Miami–Dade Cnty, FL, Aviation Rev Bonds, Miami Intl Arpt (Hub of the Americas), Ser 2009A, 5.500%, 10–1–36	500	540
Miami–Dade Cnty, FL, Aviation Rev Bonds, Ser 2010A, 5.500%, 10–1–41	385	420
Miami–Dade Cnty, FL, Aviation Rev Bonds, Ser 2010B, 5.000%, 10–1–23	500	550

MUNICIPAL BONDS (Continued)	Principal	Value
Florida (Continued)		
Miami–Dade Cnty, FL, GO Bonds (Bldg Better Cmnty Prog), Ser 2008B, 6.250%, 7–1–26	$ 500	$ 581
Miami–Dade Cnty, FL, Water and Sewer Sys Rev Rfdg Bonds, Ser 2008B, 5.250%, 10–1–22	500	606
Miami–Dade Cnty, FL, Water and Sewer Sys Rev Rfdg Bonds, Ser 2008C, 5.000%, 10–1–17	500	591
Mid–Bay Bridge Auth, Springing Lien Rev Bonds, Ser 2011A, 7.250%, 10–1–34	500	554
Pinellas Cnty Edu Fac Auth, Rev Rfdg Prog Bonds (Barry Univ Proj), Ser 2012, 5.250%, 10–1–30	750	796
Port St. Lucie, FL, Spl Assmt Rfdg Bonds (City Ctr Spl Assmt Dist), Ser 2008A, 5.750%, 7–1–20	500	578
St. Johns Cnty Indl Dev Auth, Rev Bonds (Presbyterian Ret Cmnty Proj), Ser 2010A, 5.875%, 8–1–40	500	531
Volusia Cnty Edu Fac Auth, Edu Fac Rev Rfdg Bonds (Embry–Riddle Aeronautical Univ, Inc. Proj.) Ser 2011, 5.250%, 10–15–22	500	553
		9,809
Georgia – 1.1%		
Atlanta, GA, Water and Wastewater Rev Bonds, Ser 2009B, 5.375%, 11–1–39	500	546
Dev Auth of Alpharetta, GA, Edu Fac Rev Bonds (Fulton Science Academy Proj), Ser 2011A, 6.250%, 7–1–31	250	255
Muni Elec Auth of GA, Proj One Sub Bonds, Ser 2008D, 5.750%, 1–1–20	500	602
		1,403
Hawaii – 0.9%		
HI Arpt Sys Rev Bond, Rfdg Ser 2011, 5.000%, 7–1–21	1,000	1,124
Illinois – 3.3%		
Belleville, IL, Tax Incr Rfdg Rev Bonds (Frank Scott Pkwy Redev Proj), Ser 2007A:		
5.000%, 5–1–26	230	199
5.700%, 5–1–36	250	221
Build IL Sales Tax Rev Bonds, Ser 2011, 5.000%, 6–15–27	500	552
Chicago GO Bonds, Proj and Rfdg, Ser 2004A, 5.250%, 1–1–21	250	266
Chicago GO Bonds, Proj Ser 2011A, 5.250%, 1–1–35	200	219
IL Fin Auth, Rev and Rfdg Bonds (Roosevelt Univ Proj), Ser 2009, 6.500%, 4–1–39	500	545
IL Fin Auth, Rev Bonds, The Univ of Chicago, Ser 2008B, 5.500%, 7–1–19	500	612
IL Fin Auth, Student Hsng Rev Bonds (CHF–DeKalb, L.L.C.—Northn IL Univ Proj), Ser 2011, 5.750%, 10–1–21	395	461
IL GO Bonds, Ser 2012A, 4.000%, 1–1–23	1,250	1,272
		4,347

Ivy Municipal Bond Fund *(in thousands)* MARCH 31, 2012

MUNICIPAL BONDS (Continued)	Principal	Value
Indiana – 2.1%		
East Chicago Elem Sch Bldg Corp (Lake Cnty, IN), First Mtg Bonds, Ser 1993A, 5.500%, 1–15–16	$ 155	$ 156
Hammond IN, Redev Dist Rev Bonds (Marina Area Proj), Ser 2008, 6.000%, 1–15–17	500	522
IN Fin Auth, Fac Rev Rfdg Bonds (Miami Correctional Fac—Phase II), Ser 2008C, 5.000%, 7–1–17	500	570
IN Hlth and Edu Fac Fin Auth, Hosp Rev Bonds (Cmnty Fndtn of NW IN Oblig Group), Ser 2007, 5.500%, 3–1–37	250	260
Mt. Vernon Sch Bldg Corp of Hancock Cnty, IN, First Mtg Bonds, Ser 2007, 5.250%, 1–15–32	500	534
New Albany–Floyd Cnty Sch Bldg Corp, First Mtg Bonds, Ser 2002, 5.750%, 7–15–17	675	685
		2,727
Iowa – 0.8%		
Altoona, IA, Annual Appropriation Urban Renewal Tax Incr Rev Bonds, Ser 2008, 6.000%, 6–1–34	1,000	1,057
Kansas – 0.7%		
Arkansas City, KS Pub Bldg Comsn, Rev Bonds (South Cent KS Rgnl Med Ctr), Ser 2009, 7.000%, 9–1–38	500	590
Sedgwick Cnty, KS and Shawnee Cnty, KS, Sngl Fam Mtg Rev Bonds (Mtg–Bkd Sec Prog), Ser 2003A–2, 5.650%, 6–1–35	90	94
Unif Govt of Wyandotte Cnty/Kansas City, KS, Sales Tax Spl Oblig (Redev Proj Area B—Major Multi–Sport Athletic Complex Proj), Ser 2010B, 0.000%, 6–1–21 (A)	400	264
		948
Kentucky – 2.6%		
Cmnwlth of KY, State Ppty and Bldg Comsn, Rev and Rev Rfdg Bonds, Proj No. 90, 5.750%, 11–1–19	500	615
KY Econ Dev Fin Auth, Hosp Rev Bonds, Ser 2010A:		
5.500%, 6–1–21	500	576
6.500%, 3–1–45	675	765
Louisville Rgnl Arpt Auth, Arpt Sys Rev Bonds, Ser 2008A, 5.250%, 7–1–28	500	527
Ohio, KY, Pollutn Ctl Rfdg Rev Bonds (Big Rivers Elec Corp Proj), Ser 2010A, 6.000%, 7–15–31	500	532
Tpk Auth of KY, Econ Dev Road Rev Bonds (Revitalization Proj), Ser 2008A, 5.000%, 7–1–16	330	384
		3,399
Louisiana – 2.4%		
LA Citizens Prop Ins Corp, Assmt Rev Rfdg Bonds, Ser 2012, 5.000%, 6–1–24	500	557

MUNICIPAL BONDS (Continued)	Principal	Value
Louisiana (Continued)		
LA Local Govt Envirnmt Fac and Cmnty Dev Auth, Hosp Rev Bonds (Women's Hosp Fndtn Gulf Opp Zone Proj), Ser 2010B, 6.000%, 10–1–44	$ 750	$ 817
New Orleans Aviation Board, Rev Rfdg Bonds (Restructuring GARBs), Ser 2009A–1, 6.000%, 1–1–23	500	580
Rgnl Transit Auth, New Orleans, LA, Sales Tax Rev Bonds, Ser 2010, 5.000%, 12–1–22	1,000	1,148
		3,102
Maryland – 0.8%		
MD Econ Dev Corp, Pollutn Ctl Rev Rfdg Bonds (Potomac Elec Proj), Ser 2006, 6.200%, 9–1–22	500	604
MD Trans Auth, Arpt Prkg Rev Bonds (Baltimore/Washington Intl Arpt Proj), Ser 2002B, 5.375%, 3–1–15	405	410
		1,014
Massachusetts – 1.2%		
MA Dev Fin Agy, Rev Bonds, Foxborough Rgnl Charter Sch Issue, Ser 2010, 6.375%, 7–1–30	500	531
MA Edu Fin Auth, Edu Loan Rev Bonds, Issue I, Ser 2009, 6.000%, 1–1–28	400	447
MA Port Auth, PFC Rev Rfdg Bonds, Ser 2010–E, 5.000%, 7–1–15	500	549
		1,527
Michigan – 3.0%		
Detroit, MI, Water Supply Sys Rev, Sr Lien Bonds, Ser 2011–A, 5.750%, 7–1–37	500	537
Kalamazoo Hosp Fin Auth, Hosp Rev Rfdg Bonds (Bronson Methodist Hosp), Ser 2003A, 5.000%, 5–15–26	500	531
MI Fin Auth Rev Bonds (Detroit Sch Dist), Ser 2011, 5.500%, 6–1–21	1,000	1,082
MI State Hosp Fin Auth, Hosp Rev and Rfdg Bonds (Henry Ford Hlth Sys), Ser 2009, 5.750%, 11–15–39	750	817
State Bldg Auth, MI, 2006 Rev Rfdg Bonds (Fac Prog), Ser IA, 0.000%, 10–15–22 (A)	1,000	622
State Bldg Auth, MI, 2008 Rev Rfdg Bonds (Fac Prog), Ser I, 5.000%, 10–15–18	305	353
		3,942
Minnesota – 0.7%		
Minneapolis–St. Paul Metro Arpt Comsn, Sub Arpt Rev Rfdg Bonds, Ser 2010D, 5.000%, 1–1–20	500	561
Victoria, MN, Private Sch Fac Rev Bonds (Holy Fam Catholic High Sch Proj), Ser 1999A, 5.600%, 9–1–19	400	400
		961

Ivy Municipal Bond Fund (in thousands) MARCH 31, 2012

MUNICIPAL BONDS (Continued)	Principal	Value
Mississippi – 0.6%		
The Univ of Southn MS, S.M. Edu Bldg Corp, Rev Bonds (Campus Fac Impvt Proj), Ser 2009, 5.375%, 9–1–36	$ 750	$ 834
Missouri – 3.7%		
Belton, MO, Tax Incr Rev Bonds (Belton Town Centre Proj), Ser 2004, 6.250%, 3–1–24	200	200
Broadway–Fairview Trans Dev Dist (Columbia, MO), Trans Sales Tax Rev Bonds, Ser 2006A, 6.125%, 12–1–36	175	141
Hlth and Edu Fac Auth, Hlth Fac Rev Bonds (The Children's Mercy Hosp), Ser 2009, 5.625%, 5–15–39	750	809
Indl Dev Auth of Joplin, MO, Hlth Fac Rev Bonds (Freeman Hlth Sys), Ser 2011, 5.500%, 2–15–31	750	790
Indl Dev Auth of Kansas City, MO, Rev Bonds (Plaza Library Proj), Ser 2004, 5.900%, 3–1–24	200	202
MO Dev Fin Board, Infra Fac Rev Bonds (Branson Landing Proj), Ser 2004A, 5.250%, 12–1–19	65	68
MO Dev Fin Board, Infra Fac Rev Bonds (Independence, MO—Events Ctr Proj), Ser 2009A, 6.625%, 4–1–33	580	608
Platte Cnty R–III Sch Dist Bldg Corp, Leasehold Rfdg and Impvt Rev Bonds, Ser 2008, 5.000%, 3–1–28	340	373
Pub Water Supply Dist No. 1 of Lincoln Cnty, MO, Cert of Part, Ser 2009, 6.750%, 6–15–35	500	528
The Indl Dev Auth of Moberly, MO, Annual Appropriation Recovery Zone Fac Bonds (Proj Sugar), Ser 2010–C, 6.000%, 9–1–24 (B)	500	175
The Indl Dev Auth of Platte Cnty, MO, Trans Rev Bonds (Zona Rosa Phase II Retail Proj), Ser 2007, 6.850%, 4–1–29	250	252
The Indl Dev Auth of St. Joseph, MO, Spl Oblig Rev Bonds (St. Joseph Sewage Sys Impvt Proj), Ser 2007, 4.375%, 4–1–18	100	109
The Indl Dev Auth of St. Louis, MO, Sr Living Fac Rev Bonds (Friendship Vlg of West Cnty), Ser 2007A, 5.500%, 9–1–28	500	511
		4,766
Nevada – 0.7%		
Las Vegas Redev Agy, NV, Tax Incr Rev Bonds, Ser 2009A, 8.000%, 6–15–30	500	567
Overton Power District No. 5 (NV), Spl Oblig Rev Bonds, Ser 2008, 6.500%, 12–1–18	290	338
		905

MUNICIPAL BONDS (Continued)	Principal	Value
New Hampshire – 1.1%		
NH Hlth and Edu Fac Auth, Rev Bonds, Rivermead Issue, Ser 2011A, 6.875%, 7–1–41	$ 150	$ 158
NH Hlth and Edu Fac Auth, FHA Insd Mtg Rev Bonds, LRGHlthcare Issue, Ser 2009, 7.000%, 4–1–38	500	609
NH Hlth and Edu Fac Auth, Hosp Rev Bonds, Catholic Med Ctr Issue, Ser 2002A, 6.125%, 7–1–32	245	248
NH Hsng Fin Auth, Sngl Fam Mtg Acquisition Rev Bonds, Ser 2008, 6.000%, 7–1–38	430	432
		1,447
New Jersey – 4.4%		
Casino Reinvestment Dev Auth, Hotel Room Fee Rev Bonds, Ser 2004, 5.250%, 1–1–19	640	686
NJ Econ Dev Auth, Rev Bonds (Provident Group–Montclair Ppty L.L.C.—Montclair St Univ Student Hsng Proj), Ser 2010A, 5.750%, 6–1–31	850	929
NJ Econ Dev Auth, Sch Fac Constr Bonds, Ser 2005O, 5.125%, 3–1–30	250	266
NJ Econ Dev Auth, Sch Fac Constr Rfdg Bonds, Ser 2011EE, 5.250%, 9–1–24	500	572
NJ Higher Edu Student Assistance Auth, Student Loan Rev Bonds, Ser 2011–1, 5.000%, 12–1–19	500	556
NJ Hlth Care Fac Fin Auth, Rev and Rfdg Bonds, Barnabas Hlth Issue, Ser 2011A, 5.625%, 7–1–37	500	524
NJ Hlth Care Fac Fin Auth, Rev Bonds, Virtua Hlth Issue, Ser 2009A, 5.500%, 7–1–38	500	540
NJ Trans Trust Fund Auth, Trans Sys Bonds, Ser 2006A, 5.500%, 12–15–22	500	615
NJ Trans Trust Fund Auth, Trans Sys Bonds, Ser 2003B–2, 5.000%, 12–15–16	500	579
Passaic Vly Sewerage Commissioners (NJ), Sewer Sys Bonds, Ser G, 5.750%, 12–1–21	435	523
		5,790
New Mexico – 0.4%		
NM Mtg Fin Auth, Sngl Fam Mtg Prog Class I Bonds, Ser 2006D, 6.000%, 1–1–37	60	64
NM Mtg Fin Auth, Sngl Fam Mtg Prog Class I Bonds, Ser 2008D–2, 5.250%, 7–1–30	385	405
		469
New York – 1.9%		
NYC Indl Dev Agy, Pilot Rev Bonds (Yankee Stadium Proj), Ser 2009A:		
0.000%, 3–1–25 (A)	500	282
0.000%, 3–1–26 (A)	500	266
0.000%, 3–1–27 (A)	500	251
Port Auth of NY and NJ, Consolidated Bonds, One Hundred Fifty–Second Ser, 5.750%, 11–1–30	500	568

Ivy Municipal Bond Fund (in thousands) MARCH 31, 2012

MUNICIPAL BONDS (Continued)	Principal	Value
New York (Continued)		
Port Auth of NY and NJ, Consolidated Bonds, One Hundred Twenty–Seventh Ser, 5.500%, 12–15–14	$ 500	$ 510
Suffolk Cnty Indl Dev Agy, Civic Fac Rev Bonds (The Southampton Hosp Assoc Civic Fac), Ser 1999A, 7.250%, 1–1–20	95	95
Suffolk Cnty Indl Dev Agy, Civic Fac Rev Bonds (The Southampton Hosp Assoc Civic Fac), Ser 1999B, 7.625%, 1–1–30	475	475
		2,447
North Carolina – 1.2%		
NC Eastn Muni Power Agy, Power Sys Rev Bonds, Ser 2008C, 6.000%, 1–1–19	250	288
NC Med Care Comsn, Hlth Care Fac Rev Rfdg Bonds (Univ Hlth Sys of Eastn Carolina), Ser 2008E–2, 6.000%, 12–1–36	500	557
NC Tpk Auth, Triangle Expressway Sys Rev Bonds, Ser 2009A, 0.000%, 1–1–37 (A)	500	153
Oak Island, NC, Enterprise Sys Rev Bonds, Ser 2009, 6.000%, 6–1–34	500	562
		1,560
Ohio – 1.1%		
OH Air Quality Dev Auth, Envirnmt Impvt Rev Bonds (Buckeye Power, Inc. Proj), Ser 2010, 5.750%, 12–1–30	500	541
OH Major New State Infra Proj Rev Bonds, Ser 2008–I, 6.000%, 6–15–17	395	486
Toledo–Lucas Cnty Port Auth, Dev Rev Bonds (NW OH Bond Fund), (Midwest Terminals Proj) Ser 2007C, 6.000%, 11–15–27	455	450
		1,477
Oklahoma – 1.2%		
Cleveland Cnty Justice Auth, Sales Tax Rev Bonds (Cleveland Cnty Detention Fac Proj), Ser 2009B, 5.750%, 3–1–29	335	357
Grand River Dam Auth, Rev Bonds, Ser 2008A, 5.000%, 6–1–18	905	1,074
Tulsa Pub Fac Auth, Assembly Ctr Lease Payment Rev Bonds, Rfdg Ser 1985, 6.600%, 7–1–14	160	171
		1,602
Oregon – 0.2%		
Hosp Fac Auth of Clackamas Cnty, OR, Rev Bonds (Legacy Hlth Sys), Ser 2009A, 5.500%, 7–15–35	250	272
Pennsylvania – 3.9%		
Allegheny Cnty Arpt Auth, Arpt Rev Rfdg Bonds (Pittsburg Intl Arpt), Ser 2010A, 5.000%, 1–1–17	250	273

MUNICIPAL BONDS (Continued)	Principal	Value
Pennsylvania (Continued)		
Dauphin Cnty Gen Auth, Hlth Sys Rev Bonds (Pinnacle Hlth Sys Proj), Ser 2009A, 6.000%, 6–1–36	$ 600	$ 661
Lycoming Cnty Auth, Hlth Sys Rev Bonds (Susquehanna Hlth Sys Proj), Ser 2009A, 5.750%, 7–1–39	500	528
PA Higher Edu Fac Auth, Rev Bonds (Shippensburg Univ Student Svc, Inc. Student Hsng Proj at Shippensburg Univ of PA), Ser 2011, 6.000%, 10–1–26	500	552
PA Tpk Comsn, Tpk Sub Rev Bonds, Ser 2009D, 5.500%, 12–1–41	750	815
PA Tpk Comsn, Tpk Sub Rev Bonds, Ser 2010B–2, 0.000%, 12–1–28 (A)	1,500	1,378
Philadelphia Auth for Indl Dev (Mariana Bracetti Academy Charter Sch Proj), Rev Bonds, Ser 2011, 7.250%, 12–15–31	400	430
Philadelphia, PA, GO Rfdg Bonds, Ser 2008A, 5.250%, 12–15–24	445	496
		5,133
Puerto Rico – 4.4%		
Cmnwlth of PR, Pub Impvt Rfdg Bonds (GO Bonds), Ser 2007A, 5.500%, 7–1–21	500	553
Cmnwlth of PR, Pub Impvt Rfdg GO Bonds, Ser 2012A, 5.500%, 7–1–39	1,250	1,269
PR Aqueduct and Sewer Auth, Rev Bonds, Ser A, 6.000%, 7–1–44	700	734
PR Elec Power Auth, Power Rev Bonds, Ser 2010XX, 5.750%, 7–1–36	750	823
PR Elec Power Auth, Power Rev Rfdg Bonds, Ser DDD, 5.000%, 7–1–21	1,000	1,109
PR Pub Fin Corp (Cmnwlth Approp Bonds), 2011 Ser B, 5.500%, 8–1–31	250	259
PR Sales Tax Fin Corp, Sales Tax Rev Bonds, First Sub Ser 2010A, 0.000%, 8–1–33 (A)	500	398
PR Aqueduct and Sewer Authority, Revenue Bonds, Ser A (Senior Lien), 6.000%, 7–1–38	500	530
		5,675
Rhode Island – 0.9%		
RI Student Loan Auth, Student Loan Prog Rev Bonds, Sr Ser 2008A, 5.250%, 12–1–18	600	660
RI Student Loan Auth, Student Loan Prog Rev Bonds, Sr Ser 2009A, 6.250%, 12–1–27	500	553
		1,213
South Carolina – 0.1%		
Tob Stlmt Rev Mgmt Auth, 5% Tob Stlmt Asset–Bkd Rfdg Bonds, Ser 2008, 5.000%, 6–1–18	130	130

Ivy Municipal Bond Fund (in thousands) MARCH 31, 2012

MUNICIPAL BONDS (Continued)	Principal	Value
Tennessee – 0.4%		
The Hlth, Edu and Hsng Fac Board of Shelby, TN, Rev Bonds (Methodist Le Bonheur Hlthcare), Ser 2008C, 5.250%, 6–1–18	$ 500	$ 574
Texas – 8.9%		
Arlington, TX Spl Tax Rev Bonds, Ser 2008, 5.000%, 8–15–18	300	348
Bexar Cnty Hlth Fac Dev Corp, Rev Bonds (Army Ret Residence Fndtn Proj), Ser 2010, 6.200%, 7–1–45	250	267
Board of Regents, TX State Univ Sys, Rev Fin Sys Rev Bonds, Ser 2008, 5.250%, 3–15–19	355	426
Cass Cnty Indl Dev Corp, Envirnmt Impvt, Rev Rfdg Bonds, Ser 2009A, 9.250%, 3–1–24	500	647
Clifton Higher Edu Fin Corp, Edu Rev Bonds (IDEA Pub Sch), Ser 2011, 5.750%, 8–15–41	500	541
El Paso, TX (El Paso Cnty), Water and Sewer Rev Rfdg Bonds, Ser 2008C, 5.000%, 3–1–17	500	587
Harris Cnty Cultural Edu Fac Fin Corp, Med Fac Rev Rfdg Bonds (Baylor College of Medicine), Ser 2008D, 5.000%, 11–15–16	200	214
Hopkins Cnty Hosp Dist, Hosp Rev Bonds, Ser 2008, 6.000%, 2–15–33	500	501
Houston Higher Edu Fin Corp, Edu Rev Bonds (Cosmos Fndtn, Inc.), Ser 2011A, 6.500%, 5–15–31	1,000	1,150
Houston, TX Arpt Sys, Sub Lien Rev Rfdg Bonds, Ser 2012A, 5.000%, 7–1–32 (C)	500	524
Howard Cnty, TX GO Bonds, Ser 2008, 4.650%, 2–15–24	505	528
Lower Colorado River Auth, Rfdg Rev Bonds, Ser 2008A, 5.750%, 5–15–23	500	584
Lufkin Hlth Fac Dev Corp, Rev Rfdg and Impvt Bonds (Mem Hlth Sys of East TX), Ser 2009, 6.250%, 2–15–37	500	517
Mission Econ Dev Corp, Solid Waste Disp Rev Bonds (Dallas Clean Enrg McCommas Bluff, LLC Proj), Ser 2011, 5.625%, 12–1–17	505	520
North TX Twy Auth, Sys Rev Rfdg Bonds, Ser 2008A, 6.000%, 1–1–25	500	576
North TX Twy Auth, Sys Rev Rfdg Bonds, Ser 2008D, 0.000%, 1–1–30 (A)	1,000	418
Prosper, TX (Collin Cnty), Combination Tax and Rev Cert of Oblig, Ser 2008, 5.500%, 2–15–20	500	580
Tarrant Cnty Cultural Edu Fac Fin Corp, Ret Fac Rev Bonds (NW Sr Hsng Corp—Edgemere Proj), Ser 2006A, 6.000%, 11–15–36	500	511
Tarrant Cnty Cultural Edu Fac Fin Corp, Ret Fac Rev Bonds (Buckingham Sr Living Cmnty, Inc. Proj), Ser 2007, 5.625%, 11–15–27	$ 250	$ 250
Trinity River Auth of TX (Tarrant Cnty Water Proj), Impvt Rev Bonds, Ser 2008, 5.750%, 2–1–26	325	373
TX Private Activity Bond Surface Trans Corp, Sr Lien Rev Bonds (North Tarrant Express Managed Lanes Proj), Ser 2009, 6.875%, 12–31–39	500	570
TX Private Activity Bond Surface Trans Corp, Sr Lien Rev Bonds (LBJ Infra Group LLC IH–635 Managed Lanes Proj), Ser 2010, 7.500%, 6–30–33	750	900
		11,532
Vermont – 0.1%		
VT Hsng Fin Agy, Sngl Fam Hsng Bonds, Ser 27, 5.500%, 11–1–37	105	110
Virgin Islands – 1.2%		
VI Pub Fin Auth, Sub Rev Bonds (VI Matching Fund Loan Note—Cruzan Proj), Ser 2009A, 6.000%, 10–1–39	500	541
VI Pub Fin Auth, Sub Rev Bonds (VI Matching Fund Loan Note—Diageo Proj), Ser 2009A, 5.000%, 10–1–25	1,000	1,049
		1,590
Virginia – 1.1%		
Indl Dev Auth of Washington Cnty, VA, Hosp Rev Bonds (Mountain States Hlth Alliance), Ser 2009C, 7.500%, 7–1–29	500	607
VA Hsng Dev Auth, Cmnwlth Mtg Bonds, Ser 2008E, 5.500%, 7–1–20	490	529
VA Pub Bldg Auth, Pub Fac Rev Bonds, Ser 2008B, 5.250%, 8–1–22	250	295
		1,431
Washington – 1.5%		
Pub Util Dist No. 1, Pend Oreille Cnty, WA, Box Canyon Production Sys Rev Bonds, Ser 2010, 5.750%, 1–1–41	750	809
WA Hlth Care Fac Auth, Rev Bonds (Swedish Hlth Svc), Ser 2009A, 6.500%, 11–15–33	500	567
WA Hlth Care Fac Auth, Rev Bonds (Virginia Mason Med Ctr), Ser 2007C, 5.500%, 8–15–36	500	518
		1,894
West Virginia – 0.7%		
Brooke Cnty, WV, Rev Bonds (Bethany College), Ser 2011A, 6.500%, 10–1–31	$ 300	$ 323

Ivy Municipal Bond Fund (in thousands) MARCH 31, 2012

MUNICIPAL BONDS (Continued)	Principal	Value
West Virginia (Continued)		
WV Hosp Fin Auth, Hosp Rev Rfdg and Impvt Bonds (WV Utd Hlth Sys Oblig Group), Ser 2009C, 5.500%, 6–1–39	500	533
		856
Wisconsin – 1.3%		
Milwaukee Cnty, WI, Arpt Rev Rfdg Bonds, Ser 2010B, 5.000%, 12–1–19	1,000	1,119
WI Hlth and Edu Fac Auth, Rev Bonds (Pro Hlth Care, Inc. Oblig Group), Ser 2009, 6.625%, 2–15–39	500	578
		1,697
Wyoming – 0.6%		
Hsng Auth of Cheyenne, Hsng Rev Bonds (Foxcrest II Proj), Ser 2004, 5.750%, 6–1–34	300	296
WY Muni Power Agy, Power Supply Sys Rev Bonds, Ser 2008A, 5.250%, 1–1–23	500	551
		847
TOTAL MUNICIPAL BONDS – 90.1%		**$117,420**
(Cost: $108,157)		

SHORT–TERM SECURITIES	Principal	Value
Commercial Paper – 6.7%		
Kraft Foods Inc., 0.380%, 4–27–12 (D)	$4,000	$ 3,999
Sara Lee Corporation, 0.320%, 4–2–12 (D)	4,673	4,673
		8,672
Municipal Obligations – 3.5%		
Los Angeles, CA, Wastewater Sys Sub Rev Bonds, Var Rate Rfdg, Ser 2008–A (GTD by Bank of America, N.A.), 0.170%, 4–2–12 (E)	1,075	1,075
MS Business Fin Corp, Gulf Opp Zone Indl Dev Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 2007B (GTD by Chevron Corporation), 0.180%, 4–2–12 (E)	3,500	3,500
		4,575
TOTAL SHORT–TERM SECURITIES – 10.2%		**$ 13,247**
(Cost: $13,247)		
TOTAL INVESTMENT SECURITIES – 100.3%		**$130,667**
(Cost: $121,404)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.3%)		**(332)**
NET ASSETS – 100.0%		**$130,335**

Notes to Schedule of Investments

(A)Zero coupon bond.

(B)Non–income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(C)Purchased on a when–issued basis with settlement subsequent to March 31, 2012.

(D)Rate shown is the yield to maturity at March 31, 2012.

(E)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2012. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2012. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Municipal Bonds	$ —	$117,245	$175
Short–Term Securities	—	13,247	—
Total	$ —	$130,492	$175

The following acronym is used throughout this schedule:

GTD = Guaranteed

See Accompanying Notes to Financial Statements.

Ivy Municipal High Income Fund



Below, Michael J. Walls, portfolio manager of the Ivy Municipal High Income Fund, discusses positioning, performance and results for the fiscal year March 31, 2012. He has managed the Fund since May 2009 and has 14 years of industry experience.

Michael J. Walls

Fiscal Year Performance

For the 12 months ended March 31, 2012

Ivy Municipal High Income Fund (Class A shares at net asset value)	15.62%
Benchmark(s) and/or Lipper Category	
Barclays Capital Municipal High Yield Index (generally reflects the performance of securities representing the high-yield municipal bond market)	15.48%
Lipper High Yield Municipal Debt Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	16.25%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

Over the last 12 months, the Fund narrowly outperformed its benchmark before the effects of sales charges and finished 81st out of 124 funds in the Lipper Municipal High Yield Debt Funds category (65th percentile). Longer maturity high-yield bonds performed well over the last 12 months versus their shorter maturity counter-parts within the high yield index. The five-year, 10-year and 20-year maturity part of the high yield index was up 8.96, 12.44, and 12.89 percent, respectively, while the 30-year maturity part was up 22.27 percent. Having a portfolio of high coupon bonds priced to shorter call dates resulted in underperformance against funds with longer maturity discounted structures. Being underweight high-yield tobacco bonds hurt performance with the sector returning 31.05 percent for the year ending March 31, 2012.

Municipal bond inflows were consistently positive during the year ending March 31, 2012, providing stronger returns in the sector by the end of the year. Just as the predictions of record defaults and massive amounts of issuance did not materialize last year, we do not expect these themes to come to fruition in 2012. With state and local government finances slowly improving, a trend we believe will continue throughout the year, we are of the opinion that much of the state and local austerity measures are finished. With improved budgets and stronger economic growth (albeit slow growth) we expect 2012 to be a record low year for municipal issuance. Lack of supply and increased demand due to the potential expiration of the Bush tax cuts, should create very attractive tail winds for the municipal market. Historically, yields in the tax exempt market are lower than those in the taxable market as investors place a value on the tax benefit of the municipal bond. Even with the continued inflows, the market continues to trade at higher yields than Treasuries on an absolute basis. We feel strongly this is a temporary trend which will reverse and prove greatly beneficial to owners of municipal debt. Although negative headlines may continue in the short-term, however we are optimistic that defaults in the municipal market will remain close to historical norms.

The importance of credit

While duration management is important for a bond fund, credit selection is paramount when investing in a high yield municipal bond fund. Since last year's report, we have been very active buyers in the new issue high yield market. Many of the deals we purchased have continued to rally through 2011 and into 2012. We also increased exposure in what are typically the higher-yielding sectors. Examples include corporate names that can issue debt in the tax exempt market. These names have positively enhanced the Fund's performance. Not owning unsecured American Airlines bonds as well as being underweight the airline sector greatly improved overall performance. American Airlines declared bankruptcy in late 2011 which resulted in a 9.78 percent loss for the sector for the year ending March 31, 2012.

Since the year ending March 31, 2011, we have continued to find value in lower credit quality bonds, while keeping the Fund's duration neutral versus the high yield index. We have been and will continue to be defensive in the short term by seeking to maintain over 70 percent of the Fund in 6 percent coupon bonds or higher. We will continue to purchase deals in the new issue and secondary market as opportunities present themselves.

In the near term, we believe stronger fund flows will allow bond prices, at a minimum, to remain stable. With questions about the strength of the economy, we believe investors will continue to search for yield which will likely benefit the municipal market. We believe the malaise in the economy will continue until after the next Presidential election. Further, it is our view that the level of new issuance continues to be overstated as states have turned away from debt issuance to focus on running government in a more efficient manner. There may be some additional headline risk; however we believe these issues are not systemic to the municipal bond market. We intend to continue to stay fully invested while maintaining diversification across sectors and geographical regions.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. Investing in high-income securities may carry a greater risk of nonpayment of interest or principal than higher-rated bonds.

The Fund may include a significant portion of investments that will pay interest that is taxable under the Alternative Minimum Tax (AMT). These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Municipal High Income Fund.

Asset Allocation

Bonds	**87.6%**
Municipal Bonds	87.6%
Cash and Cash Equivalents	**12.4%**

Lipper Rankings

Category: Lipper High Yield Municipal Debt Funds	Rank	Percentile
1 Year	81/124	65

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Quality Weightings

Investment Grade	**39.9%**
AA	4.8%
A	6.8%
BBB	28.3%
Non-Investment Grade	**47.7%**
BB	8.3%
B	3.9%
CCC	0.4%
Below CCC	0.6%
Non-rated	34.5%
Cash and Cash Equivalents	**12.4%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.

Ivy Municipal High Income Fund

(UNAUDITED)


Ivy Municipal High Income Fund, Class A Shares(1) $13,704
Barclays Capital Municipal High Yield Index(2) $14,067
Lipper High Yield Municipal Debt Funds Universe Average(2) $13,458
$20,000
$10,000
$0
5-18 2009
6-30 2009
9-30 2009
12-31 2009
3-31 2010
3-31 2011
3-31 2012

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

(2)Because the Fund commenced operations on a date other than at the end of a month, and partial month calculations of the performance of the above indexes (including income) are not available, investment in the indexes was effected as of May 31, 2009.

Average Annual Total Return(3)	Class A	Class B	Class C	Class I(6)	Class Y(4)
1-year period ended 3-31-12	10.70%	10.70%	14.77%	15.82%	15.65%
5-year period ended 3-31-12	—	—	—	5.87%	—
10-year period ended 3-31-12	—	—	—	6.30%	—
Since inception of Class(5) through 3-31-12	11.60%	11.53%	12.40%	—	12.85%

(3)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 4.25%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I and Class Y shares are not subject to sales charges.

(4)The return shown for Class Y is hypothetical, because there were no shares or assets for the period from July 28, 2009 through October 7, 2009. Class A data has been substituted for Class Y data during that period.

(5)5-18-09 for Class A, Class B, Class C and Class Y shares (the date on which shares were first acquired by shareholders).

(6)The Class Y shares of Waddell & Reed Advisors Municipal High Income Fund were reorganized as the Class I shares of Ivy Municipal High Income Fund on May 18, 2009. The performance shown for periods prior to this date is that of the Class Y shares of Waddell & Reed Advisors Municipal High Income Fund. Performance has not been restated to reflect the estimated annual operating expenses of the Ivy Municipal High Income Fund. If those expenses were reflected, performance shown would differ.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy Municipal High Income Fund (in thousands) MARCH 31, 2012

MUNICIPAL BONDS	Principal	Value
Alabama – 0.7%		
AL 21st Century Auth, Tob Stlmt Rev Bonds, Ser 2012-A, 5.000%, 6–1–21	$ 1,000	$ 1,168
Indl Dev Board of Selma, AL, Gulf Opp Zone Bonds (Intl Paper Co Proj), Ser 2011A, 5.375%, 12–1–35	5,650	5,929
		7,097
Arizona – 2.9%		
AZ Hlth Fac Auth, Rev Bonds (Banner Hlth), Ser 2007B, 1.124%, 1–1–37 (A)	15,000	10,804
Indl Dev Auth of Mohave Cnty, Correctional Fac Contract Rev Bonds (Mohave Prison, LLC Expansion Proj), Ser 2008:		
7.500%, 5–1–19	1,070	1,220
8.000%, 5–1–25	7,500	8,586
Indl Dev Auth of Tempe, AZ, Rev Rfdg Bonds (Friendship Vlg of Tempe), Ser 2012A:		
6.000%, 12–1–27	2,390	2,480
6.250%, 12–1–42	2,150	2,186
Indl Dev Auth of Yavapai, Edu Rev Bonds (AZ Agribusiness and Equine Ctr, Inc. Proj), Ser 2011, 7.875%, 3–1–42	3,500	3,826
The Indl Dev Auth of Pima, Edu Rev Bonds (Noah Webster Basic Sch Proj), Ser 2004A, 6.125%, 12–15–34	1,315	1,316
The Indl Dev Auth of Tucson, Edu Rev Bonds (Agribusiness and Equine Ctr Proj), Ser 2004A, 6.125%, 9–1–34	500	478
		30,896
Arkansas – 0.1%		
Pub Fac Board of Benton Cnty, AR, Charter Sch Lease Rev Bonds (BCCSO Proj), Ser 2010A, 6.000%, 6–1–40	500	519
California – 10.5%		
Adelanto Pub Auth, Fixed Rate Rfdg Rev Bonds (Util Sys Proj), Ser 2009A, 6.750%, 7–1–39	4,000	4,275
Anaheim Cmnty Facs Dist No. 08-1 (Platinum Triangle), Spl Tax Bonds, Ser 2010, 6.250%, 9–1–40	5,275	5,440
Arpt Comsn of San Francisco, San Francisco Intl Arpt, Second Ser Rev Rfdg Bonds, Ser 2012A:		
5.000%, 5–1–28	2,500	2,809
5.000%, 5–1–29	1,750	1,959
CA Muni Fin Auth, Edu Fac Rev Bonds (Literacy First Proj), Ser 2010B, 6.000%, 9–1–30	1,085	1,065
CA Muni Fin Auth, Edu Fac Rev Bonds (King/Chavez Academies Proj), Ser 2009B, 8.000%, 10–1–22	400	462
CA Muni Fin Auth, Edu Fac Rev Bonds (American Heritage Edu Fndtn Proj), Ser 2006A, 5.250%, 6–1–36	1,150	1,006
CA Muni Fin Auth, Edu Fac Rev Bonds (King/Chavez Academies Proj), Ser 2009A, 8.750%, 10–1–39	1,505	1,736

MUNICIPAL BONDS (Continued)	Principal	Value
California (Continued)		
CA Statewide Cmnty Dev Auth, Rev Bonds (Southn CA Presbyterian Homes), Ser 2009, 7.000%, 11–15–29	$ 2,000	$ 2,259
CA Statewide Cmnty Dev Auth, Rev Bonds (Thomas Jefferson Sch of Law), Ser A, 7.250%, 10–1–32	3,400	3,656
CA Statewide Cmnty Dev Auth, Sch Fac Rev Bonds (Aspire Pub Sch), Ser 2010:		
6.000%, 7–1–40	3,250	3,440
6.350%, 7–1–46	250	268
CA Statewide Cmnty Dev Auth, Sr Living Rev Bonds (Southn CA Presbyterian Homes), Ser 2009, 7.250%, 11–15–41	6,000	6,681
CA Various Purp GO Bonds:		
6.000%, 4–1–35	500	570
6.000%, 4–1–38	5,225	5,952
6.000%, 11–1–39	4,445	5,105
Cert of Part, Oro Grande Elem Sch Dist, Ser 2010, 6.125%, 9–15–40	1,500	1,590
Cmnty Fac Dist No. 15 (Mission Ranch) of Riverside Unif Sch Dist, Spl Tax Bonds (Impvt Area No. 3), Ser 2009A:		
6.500%, 9–1–29	360	371
6.750%, 9–1–39	70	72
Cmnty Fac Dist No. 2009-1 of Chino, 2010 Spl Tax Bonds, 6.750%, 9–1–40	1,800	1,857
Cmnty Redev Agy of Hawthorne, Cmnty Fac Dist No. 1999-1 (Gateway Ctr), 2010 Spl Tax Rfdg Bonds, 6.125%, 10–1–25	2,200	2,282
Golden State Tob Securitization Corp, Tob Stlmt Asset-Bkd Bonds, Ser 2007A-1, 5.125%, 6–1–47	1,000	691
Inland Empire Tob Securitization Auth, Tob Stlmt Asset-Bkd Bonds (Inland Empire Tob Securitization Corp), Ser 2007, 4.625%, 6–1–21	5,000	4,264
Lompoc Redev Agy (Santa Barbara Cnty, CA), Old Town Lompoc Redev Proj, Tax Alloc Bonds, Ser 2010:		
5.750%, 9–1–29	225	232
5.750%, 9–1–31	365	373
6.000%, 9–1–39	1,000	1,033
Palomar Pomerado Hlth, San Diego Cnty, CA, Cert of Part:		
6.750%, 11–1–39	4,935	5,326
6.000%, 11–1–41	3,000	3,099
Redev Agy for Riverside, Interstate 215 Corridor Redev Proj Area, 2010 Tax Alloc Bonds, Ser E, 6.500%, 10–1–40	2,705	2,989
Redev Agy of Hollister, Cmnty Dev Proj Tax Alloc Bonds (Cnty of San Benito, CA), Ser 2009:		
6.750%, 10–1–29	75	82
7.000%, 10–1–32	510	561
Redev Agy of San Buenaventura, Merged San Buenaventura Redev Proj, 2008 Tax Alloc Bonds, 8.000%, 8–1–38	100	112

MUNICIPAL BONDS (Continued)	Principal	Value
California (Continued)		
San Buenaventura Rev Bonds (Cmnty Mem Hlth Sys), Ser 2011:		
7.000%, 12–1–26	$ 5,000	$ 5,803
8.000%, 12–1–26	1,400	1,732
8.000%, 12–1–31	9,400	11,449
7.500%, 12–1–41	3,000	3,479
San Diego Cnty Rgnl Arpt Auth, Sub Arpt Rev Bonds, Ser 2010A,		
5.000%, 7–1–21	2,000	2,351
San Jose, CA Arpt Rev Bonds, Ser 2011A-1,		
5.250%, 3–1–34	2,500	2,668
San Mateo Cmnty Fac Dist No. 2008-1 (Bay Meadows), Spl Tax Bonds, Ser 2012,		
6.000%, 9–1–42	4,000	4,163
Tob Securitization Auth of Southn CA, Tob Stlmt Asset-Bkd Bonds (San Diego Cnty Tob Asset Securitization Corp.), Ser 2006A,		
4.750%, 6–1–25	5,895	5,754
		109,016
Colorado – 4.8%		
Arkansas River Power Auth, CO, Power Rev Impvt Bonds, Ser 2008,		
6.000%, 10–1–40	9,100	9,365
Arkansas River Power Auth, CO, Power Rev Impvt Bonds, Ser 2010,		
6.125%, 10–1–40	5,000	5,248
Church Ranch Metro Dist, Westminster, CO, GO Ltd Tax Bonds, Ser 2003,		
6.000%, 12–1–33	1,160	1,097
CO Edu and Cultural Fac Auth, Charter Sch Rev Bonds (The Classical Academy Proj), Ser 2008A,		
7.400%, 12–1–38	85	99
CO Edu and Cultural Fac Auth, Charter Sch Rev Bonds (Twin Peaks Charter Academy Proj), Ser 2008,		
7.000%, 11–15–38	230	259
CO Edu and Cultural Fac Auth, Independent Sch Rev Rfdg Bonds (Vail Mountain Sch Proj), Ser 2010,		
6.125%, 5–1–40	1,000	1,046
CO Hlth Fac Auth, Rev Bonds (Christian Living Cmnty–Clermont Park Proj), Ser 2006A,		
5.750%, 1–1–37	460	459
CO Hlth Fac Auth, Rev Bonds (Christian Living Cmnty – Clermont Park Proj), Ser 2009A:		
7.250%, 1–1–19	100	106
9.000%, 1–1–34	30	32
CO Hlth Fac Auth, Rev Bonds (Total Longterm Care Natl Oblig Group Proj), Ser 2010A,		
6.250%, 11–15–40	1,250	1,323
Denver Hlth and Hosp Auth, Hlthcare Rev Bonds, Ser 2009A,		
6.250%, 12–1–33	835	885
Kremmling Mem Hosp Dist Proj, Ser 2010,		
7.125%, 12–1–45	4,345	4,595
Lincoln Park Metro Dist, Douglas Cnty, CO, GO Rfdg and Impvt Bonds, Ser 2008,		
6.200%, 12–1–37	3,500	3,582
North Range Metro Dist No. 2, Adams Cnty, CO, Ltd Tax GO Bonds, Ser 2007,		
5.500%, 12–15–27	4,660	4,389

MUNICIPAL BONDS (Continued)	Principal	Value
Colorado (Continued)		
Rgnl Trans Dist, Private Activity Bonds (Denver Transit Partn Eagle P3 Proj), Ser 2010:		
6.500%, 1–15–30	$ 3,000	$ 3,377
6.000%, 1–15–41	2,990	3,232
Sorrel Ranch Metro Dist, Arapahoe Cnty, CO, GO Ltd Tax Bonds, Ser 2006,		
5.750%, 12–1–36	4,325	3,938
Tallgrass Metro Dist, Arapahoe Cnty, CO, GO Ltd Tax Rfdg and Impvt Bonds, Ser 2007,		
5.250%, 12–1–37	3,829	3,387
Tallyn's Reach Metro Dist No. 3 (Aurora, CO), GO Bonds, Ser 2004,		
6.625%, 12–1–23	500	515
Wildgrass Metro Dist, Broomfield Cnty, CO, GO Ltd Tax Rfdg Bonds, Ser 2007,		
6.200%, 12–1–34	2,529	2,529
		49,463
Connecticut – 0.7%		
Eastn CT Res Recovery Auth, Solid Waste Rev Bonds (Wheelabrator Lisbon Proj), Ser 1993A,		
5.500%, 1–1–14	75	75
Harbor Point Infra Impvt Dist (Harbor Point Proj), Spl Oblig Rev Bonds, Ser 2010A,		
7.875%, 4–1–39	2,000	2,230
Stamford, CT Spl Oblig Rev Bonds (Mill River Corridor Proj), Ser 2011A,		
7.000%, 4–1–41	5,000	5,141
		7,446
Delaware – 0.5%		
DE Econ Dev Auth, Exempt Fac Rev Bonds (Indian River Power LLC Proj), Ser 2010,		
5.375%, 10–1–45	5,000	5,125
District Of Columbia – 0.1%		
Metro WA Arpts Auth, Dulles Toll Road, Second Sr Lien Rev Bonds, Ser 2010B,		
0.000%, 10–1–44 (B)	1,000	748
Florida – 1.7%		
Brevard Cnty, FL, Indl Dev Rev Bonds (TUFF FL Tech Proj), Ser 2009:		
6.500%, 11–1–29	585	629
6.750%, 11–1–39	1,390	1,503
Cap Trust Agy, Rev Bonds (Million Air One LLC Gen Aviation Fac Proj), Ser 2011,		
7.750%, 1–1–41	5,685	6,054
FL Dev Fin Corp, Edu Fac Rev Bonds (Renaissance Charter Sch, Inc. Proj), Ser 2010A:		
6.000%, 9–15–30	2,750	2,885
6.000%, 9–15–40	2,000	2,053
FL Hurricane Catastrophe Fund Fin Corp, Rev Bonds, Ser 2010A,		
5.000%, 7–1–15	1,000	1,108
Hillsborough Cnty Indl Dev Auth, Indl Dev Rev Bonds, Hlth Fac Proj (Univ Cmnty Hosp), Ser 2008B,		
8.000%, 8–15–32	350	496
Miami-Dade Cnty, FL, Aviation Rev Bonds, Ser 2010B,		
5.000%, 10–1–25	1,000	1,096

Ivy Municipal High Income Fund (in thousands) MARCH 31, 2012

MUNICIPAL BONDS (Continued)	Principal	Value
Florida (Continued)		
St. Johns Cnty Indl Dev Auth, Rev Bonds (Presbyterian Ret Cmnty Proj), Ser 2010A, 6.000%, 8–1–45	$ 1,800	$ 1,919
		17,743
Georgia – 1.4%		
DeKalb Cnty, GA, Hosp Auth, Rev Anticipation Cert (DeKalb Med Ctr, Inc. Proj), Ser 2010, 6.125%, 9–1–40	2,500	2,698
Dev Auth of Alpharetta, GA, Edu Fac Rev Bonds (Fulton Science Academy Proj), Ser 2011A, 6.500%, 7–1–41	6,440	6,571
Dev Auth of Clayton Cnty, GA, Spl Fac Rev Bonds (Delta Air Lines, Inc. Proj), Ser 2009A, 8.750%, 6–1–29	3,550	4,223
Savannah Econ Dev Auth, First Mtg Rev Bonds (The Marshes of Skidaway Island Proj), Ser 2003A:		
7.400%, 1–1–24	250	256
7.400%, 1–1–34	815	833
		14,581
Guam – 1.2%		
Cert of Part (JFK High Sch Proj), Dept of Edu, GU, 6.625%, 12–1–30	1,400	1,479
Cert of Part (JFK High Sch Proj), Dept of Edu, GU, Ser 2010A, 6.875%, 12–1–40	3,500	3,726
Govt of GU, GO Bonds, Ser 2009A:		
5.750%, 11–15–14	80	81
7.000%, 11–15–39	7,000	7,600
		12,886
Hawaii – 0.6%		
Dept of Budget and Fin of HI, Spl Purp Sr Living Rev Bonds (15 Craigside Proj), Ser 2009A:		
8.750%, 11–15–29	1,450	1,689
9.000%, 11–15–44	4,200	4,913
Dept of Budget and Fin of HI, Spl Purp Sr Living Rev Bonds (15 Craigside Proj), Ser 2009C-2, 6.400%, 11–15–14	100	100
		6,702
Idaho – 0.1%		
ID Hsng and Fin Assoc (Compass Pub Charter Sch, Inc. Proj), Ser 2010A:		
6.250%, 7–1–40	1,000	964
6.250%, 7–1–45	550	526
		1,490
Illinois – 6.6%		
Belleville, IL, Tax Incr Rfdg Rev Bonds (Frank Scott Pkwy Redev Proj), Ser 2007A:		
5.000%, 5–1–26	1,360	1,177
5.700%, 5–1–36	3,160	2,792
Cert of Part, Metra Market of Chicago, L.L.C. Redev Proj, Ser A, 6.870%, 2–15–24	1,500	1,585
Chicago Midway Arpt, Second Lien Rev Bonds, Ser 2010B, 5.000%, 1–1–34	1,500	1,628

MUNICIPAL BONDS (Continued)	Principal	Value
Illinois (Continued)		
Chicago O'Hare Intl Arpt, Gen Arpt Third Lien Rev Bonds, Ser 2011A, 5.750%, 1–1–39	$ 1,000	$ 1,131
Chicago Recovery Zone Fac Rev Bonds (Asphalt Operating Svc of Chicago Proj), Ser 2010, 6.125%, 12–1–18	2,500	2,591
Fairview Heights, IL, Tax Incr Rfdg Rev Bonds (Shoppes at St. Clair Square Redev Proj), Ser 2009A, 8.000%, 12–1–28	470	497
IL Fin Auth, Rev Bonds (Greenfields of Geneva Proj), Ser 2010C-3, 6.250%, 2–15–16	3,000	3,000
IL Fin Auth, Rev Bonds (Navistar Intl Corp Proj), Ser 2010, 6.500%, 10–15–40	6,000	6,459
IL Fin Auth, Rev Bonds (Admiral at the Lake Proj), Ser 2010D-3, 6.000%, 5–15–17	4,000	4,002
IL Fin Auth, Rev Bonds (Silver Cross Hosp and Med Ctrs), Ser 2009, 7.000%, 8–15–44	9,985	11,175
IL Fin Auth, Rev Bonds (Admiral at the Lake Proj), Ser 2010A, 8.000%, 5–15–40	9,000	9,154
IL Fin Auth, Rev Bonds (Three Crowns Park Proj), Ser 2006A:		
5.875%, 2–15–26	1,000	1,002
5.875%, 2–15–38	1,400	1,378
Springfield, Sangamon Cnty, IL, Spl Svc Area (Legacy Pointe), Tax Bonds, Ser 2009, 7.875%, 3–1–32	500	531
Springfield, Sangamon Cnty, IL, Spl Svc Area (Legacy Pointe), Tax Bonds, Ser 2010, 7.500%, 3–1–32	1,500	1,563
SW IL Dev Auth, Local Govt Prog Rev Bonds (City of Belleville-Carlyle/Green Mount Redev Proj), Ser 2011A, 7.000%, 7–1–41	6,000	6,157
SW IL Dev Auth, Local Govt Prog Rev Bonds (Granite City Proj), Ser 2008, 7.000%, 12–1–22	1,805	1,886
SW IL Dev Auth, Local Govt Prog Rev Bonds (Granite City Proj), Ser 2009, 8.000%, 1–15–22	615	655
Upper IL River Vly Dev Auth (Pleasant View Luther Home Proj), Rev Bonds, Ser 2010:		
7.250%, 11–15–40	1,100	1,140
7.375%, 11–15–45	1,500	1,556
Vlg of Matteson, Cook Cnty, IL, GO Cap Apprec Debt Cert, Ser 2010, 0.000%, 12–1–29 (B)	1,840	1,567
Vlg of Riverdale, Cook Cnty, IL, Unlimited Tax GO Bonds, Ser 2011, 8.000%, 10–1–36	5,255	5,635
		68,261
Indiana – 1.3%		
Hammond IN, Redev Dist Rev Bonds (Marina Area Proj), Ser 2008, 6.000%, 1–15–17	10	10
Hendricks Cnty Redev Dist, Tax Incr Rev Rfdg Bonds, Ser 2010B, 6.450%, 1–1–23	220	231

Ivy Municipal High Income Fund *(in thousands)*

MUNICIPAL BONDS (Continued)	Principal	Value
Indiana (Continued)		
IN Fin Auth, Rev Bonds (Irvington Cmnty Sch Proj), Ser 2009A, 9.000%, 7–1–39	$ 1,075	$ 1,294
Lake Station 2008 Bldg Corp, Lake Station, IN, First Mtg Bonds, Ser 2010, 6.000%, 7–15–27	3,170	3,461
Rockport, IN, Pollutn Ctrl Rev Rfdg Bonds (IN MI Power Co Proj), Ser 2009A, 6.250%, 6–1–25	1,000	1,095
Whitestown, IN, Econ Dev Tax Incr Rev Bonds (Perry Indl Park and Whitestown Crossing Proj), Ser 2010A, 7.000%, 2–1–30	1,960	2,019
Whiting, IN, Redev Dist Tax Incr Rev Bonds (Standard Avenue Proj), Ser 2006, 5.350%, 1–15–27	4,135	3,919
Whiting, IN, Redev Dist Tax Incr Rev Bonds (Lakefront Dev Proj), Ser 2010, 6.750%, 1–15–32	1,430	1,485
		13,514
Iowa – 0.3%		
IA Fin Auth, Ret Cmnty Rev Bonds (Edgewater LLC Proj), Ser 2007A, 6.750%, 11–15–37	3,000	2,823
Kansas – 1.2%		
Arkansas City, KS Pub Bldg Comsn, Rev Bonds (South Cent KS Rgnl Med Ctr), Ser 2009, 7.000%, 9–1–38	500	590
Atchison, KS, Hosp Rev Bonds (Atchison Hosp Assoc), Ser 2009, 6.000%, 9–1–30 (A)	1,000	1,023
Lawrence, KS (The Bowersock Mills & Power Co Hydroelec Proj) Indl Rev Bonds (Recovery Zone Fac Bonds), Ser 2010A, 7.625%, 8–1–37	4,000	4,146
Olathe, KS, Spl Oblig Tax Incr Rev Bonds (West Vlg Ctr Proj), Ser 2007:		
5.450%, 9–1–22	500	351
5.500%, 9–1–26	500	347
Olathe, KS, Sr Living Fac Rev Bonds (Catholic Care Campus, Inc.), Ser 2006A, 6.000%, 11–15–38	5,000	5,053
Unif Govt of Wyandotte Cnty/Kansas City, KS, Sales Tax Spl Oblig (Redev Proj Area B – Major Multi–Sport Athletic Complex Proj), Ser 2010B, 0.000%, 6–1–21 (B)	1,100	727
		12,237
Kentucky – 1.9%		
KY Econ Dev Fin Auth, Hosp Rev Bonds, Ser 2010A:		
6.375%, 6–1–40	8,000	9,031
6.500%, 3–1–45	5,000	5,673
Murray, KY, Hosp Fac Rev Bonds (Murray-Calloway Cnty Pub Hosp Corp Proj), Ser 2010, 6.375%, 8–1–40	2,000	2,105
Ohio, KY, Pollutn Ctl Rfdg Rev Bonds (Big Rivers Elec Corp Proj), Ser 2010A, 6.000%, 7–15–31	3,000	3,195
		20,004

MUNICIPAL BONDS (Continued)	Principal	Value
Louisiana – 0.9%		
LA Local Govt Envirnmt, Fac and Comm Dev Auth, Rev Bonds (Westlake Chemical Corp Projs) (Ike Zone), Ser 2010A-2, 6.500%, 11–1–35	$ 7,475	$ 8,343
New Orleans Aviation Board, Gulf Opp Zone CFC Rev Bonds (Consolidated Rental Car Proj), Ser 2009A, 6.500%, 1–1–40	745	814
		9,157
Maine – 0.1%		
Portland, ME, Gen Arpt Rev Bonds, Ser 2010, 5.000%, 1–1–30	500	533
Maryland – 0.4%		
MD Econ Dev Corp, Econ Dev Rev Bonds (Terminal Proj), Ser B, 5.750%, 6–1–35	500	529
MD Econ Dev Corp, Port Fac Rfdg Rev Bonds (CNX Marine Terminals Inc. Port of Baltimore Fac), Ser 2010, 5.750%, 9–1–25	3,000	3,159
		3,688
Massachusetts – 0.0%		
MA Dev Fin Agy, Sr Living Fac Rev Bonds (The Groves in Lincoln Issue), Ser 2009A, 7.875%, 6–1–44	200	201
MA Dev Fin Agy, Sr Living Fac Rev Bonds (The Groves in Lincoln Issue), Ser 2009C-2, 6.250%, 6–1–14	55	54
		255
Michigan – 7.3%		
Detroit, MI Sewage Disp Sys, Sr Lien Rev Rfdg Bonds (Modal Fixed Rate), Ser 2001(C-1), 7.000%, 7–1–27	6,000	7,197
Detroit, MI Sewage Disp Sys, Sr Lien Rev Rfdg Bonds (Modal Fixed Rate), Ser 2003(B), 7.500%, 7–1–33	5,500	6,750
Detroit, MI, GO Bonds, Ser 2004-A(1), 5.250%, 4–1–23	1,420	1,261
Econ Dev Corp of Oakland Cnty, Ltd Oblig Rev Rfdg Bonds (The Roman Catholic Archdiocese of Detroit), Ser 2011, 6.500%, 12–1–20	6,425	6,578
Flint Hosp Bldg Auth, Bldg Auth Rev Rental Bonds (Hurley Med Ctr), Ser 2010:		
7.375%, 7–1–35	350	381
7.500%, 7–1–39	2,000	2,185
Flint Hosp Bldg Auth, Rev Rfdg Bonds (Hurley Med Ctr), Ser 2003, 6.000%, 7–1–20	4,520	4,604
Kent Hosp Fin Auth Rev Bonds (Metro Hosp Proj), Ser 2005A, 6.250%, 7–1–40	15,500	15,852
MI Fin Auth, Pub Sch Academy Ltd Oblig Rev and Rev Rfdg Bonds (MI Technical Academy Proj), Ser 2012:		
7.100%, 10–1–31	1,000	1,018
7.450%, 10–1–41	2,000	2,035
MI Fin Auth, Pub Sch Academy Ltd Oblig Rev Bonds (Hanley Intl Academy, Inc. Proj), Ser 2010A, 6.125%, 9–1–40	4,535	4,460

Ivy Municipal High Income Fund (in thousands) MARCH 31, 2012

MUNICIPAL BONDS (Continued)	Principal	Value
Michigan (Continued)		
MI Fin Auth, Sr Edu Fac Rev Bonds (St. Catherine of Siena Academy Proj), Ser 2010A, 8.500%, 10–1–45	$13,000	$ 14,490
MI Fin Auth, State Aid Rev Notes (Sch Dist of Detroit), Ser 2001A-1, 8.000%, 10–1–30	2,480	2,721
Royal Oak Hosp Fin Auth, Hosp Rev and Rfdg Bonds (William Beaumont Hosp Oblig Group), Ser 2009V:		
8.000%, 9–1–29	55	69
8.250%, 9–1–39	4,750	6,048
Royal Oak Hosp Fin Auth, Hosp Rev and Rfdg Bonds (William Beaumont Hosp Oblig Group), Ser 2009W, 6.000%, 8–1–39	150	166
		75,815
Minnesota – 0.6%		
Minneapolis Hlth Care Sys Rev Bonds, (Fairview Hlth Svc), Ser 2008B, 6.500%, 11–15–38	4,350	4,993
Tob Securitization Auth, MN Tob Stlmt Rev Bonds, Ser 2011B, 5.250%, 3–1–31	1,500	1,634
		6,627
Missouri – 5.7%		
Arnold, MO, Real Ppty Tax Incr Rev Bonds (Arnold Triangle Redev Proj), Ser 2009A, 7.750%, 5–1–28	605	664
Belton, MO, Tax Incr Rev Bonds (Belton Town Centre Proj), Ser 2004:		
6.000%, 3–1–19	2,610	2,612
6.250%, 3–1–24	1,100	1,099
Belton, MO, Tax Incr Rev Bonds (Belton Town Centre Proj), Ser 2006, 5.625%, 3–1–25	520	488
Broadway–Fairview Trans Dev Dist (Columbia, MO), Trans Sales Tax Rev Bonds, Ser 2006A, 6.125%, 12–1–36	200	161
Grindstone Plaza Trans Dev Dist (Columbia, MO), Trans Sales Tax Rev Bonds, Ser 2006A:		
5.250%, 10–1–21	250	210
5.400%, 10–1–26	385	299
5.500%, 10–1–31	425	318
5.550%, 10–1–36	325	235
Hlth and Edu Fac Auth of MO, Edu Fac Rfdg Rev Bonds, Rockhurst Univ, Ser 2011A:		
6.500%, 10–1–30	1,000	1,123
6.500%, 10–1–35	1,000	1,120
Indl Dev Auth of Kansas City, MO, Sales Tax Rev Bonds (Ward Prkwy Ctr Cmnty Impvt Dist Proj), Ser 2011, 6.750%, 10–1–41	2,400	2,459
Jennings, MO, Tax Incr and Cmnty Impvt Rfdg Rev Bonds (Northland Redev Area Proj), Ser 2006, 5.000%, 11–1–23	2,360	2,214
Lakeside 370 Levee Dist (St. Charles Cnty, MO), Levee Dist Impvt Bonds, Ser 2008:		
6.000%, 4–1–18	1,170	997
7.000%, 4–1–28	535	455

MUNICIPAL BONDS (Continued)	Principal	Value
Missouri (Continued)		
Land Clearance for Redev Auth of St. Louis, Recovery Zone Fac Bonds (Kiel Opera House Proj), Ser 2010B, 7.000%, 9–1–35	$ 1,000	$ 1,029
Lee's Summit, MO, Tax Incr Rev Bonds (Summit Fair Proj) Ser 2011, 7.250%, 4–1–30	5,000	5,168
Liberty, MO, Tax Incr Rev Bonds (Liberty Triangle Proj), Ser 2007, 5.500%, 10–1–22	205	189
Manchester, MO, Tax Increment and Trans Rfdg Rev Bonds (Hwy 141/Manchester Road Proj), Ser 2010, 6.875%, 11–1–39	5,090	5,351
Meadows Trans Dev Dist (Lake Saint Louis, MO), Ser 2010, 5.400%, 5–1–35	1,390	1,424
MO Dev Fin Board, Research Fac Rev Bonds (Midwest Research Institute Proj), Ser 2007, 4.500%, 11–1–27	225	226
St. Louis Cnty, MO, Rev Notes (Lambert Arpt Eastn Perimeter Redev Proj-RPA1), Sr Ser B, 9.000%, 11–1–31	7,000	7,154
St. Louis Muni Fin Corp, Compound Int Leasehold Rev Bonds (Convention Ctr Cap Impvt Proj), Ser 2010A:		
0.000%, 7–15–36 (B)	750	201
0.000%, 7–15–37 (B)	1,500	379
Tax Incr Fin Comsn of Kansas City, MO, Tax Incr Rev Bonds (Brywood Ctr Proj), Ser 2010A, 8.000%, 4–1–33	3,950	4,144
The Elm Point Commons Cmnty Impvt Dist (St. Charles, MO), Spl Assmt Bonds, Ser 2007, 5.750%, 3–1–27	105	99
The Indl Dev Auth of Bridgeton, MO, Sales Tax Rev Bonds (Hilltop Cmnty Impvt Dist Proj), Ser 2008A, 5.875%, 11–1–35	250	186
The Indl Dev Auth of Kansas City, MO, Hlth Care Fac First Mtg Rev Bonds (The Bishop Spencer Place Proj), Ser 1994:		
6.250%, 1–1–24	1,425	1,454
6.500%, 1–1–35	7,000	7,056
The Indl Dev Auth of Kirkwood, MO, Ret Cmnty Rev Bonds (Aberdeen Heights Proj), Ser 2010C-2, 7.000%, 11–15–15	250	251
The Indl Dev Auth of Lee's Summit, MO, Infra Fac Rev Bonds (Kensington Farms Impvt Proj), Ser 2007, 5.750%, 3–1–29	1,000	894
The Indl Dev Auth of Moberly, MO, Annual Appropriation Recovery Zone Fac Bonds (Proj Sugar), Ser 2010-C, 6.000%, 9–1–24 (C)	2,000	700
The Indl Dev Auth of Platte Cnty, MO, Trans Rev Bonds (Zona Rosa Phase II Retail Proj), Ser 2007, 6.850%, 4–1–29	225	226
The Indl Dev Auth of St. Joseph, MO, Hlthcare Rev Bonds (Living Cmnty of St. Joseph Proj), Ser 2002, 7.000%, 8–15–32	7,000	6,672

MUNICIPAL BONDS (Continued)	Principal	Value
Missouri (Continued)		
The Indl Dev Auth of St. Louis, MO, Tax Incr and Cmnty Impvt Dist Rfdg Rev Bonds (Loughborough Commons Redev Proj), Ser 2007, 5.750%, 11–1–27	$ 940	$ 913
Univ Place Trans Dev Dist (St. Louis Cnty, MO), Sub Trans Sales Tax and Spl Assmt Rev Bonds, Ser 2009, 7.500%, 4–1–32	1,150	1,306
		59,476
Nevada – 0.3%		
Clark Cnty, NV, Spl Impvt Dist No. 142 (Mountain's Edge), Local Impvt Bonds, Ser 2003, 6.100%, 8–1–18	95	98
Las Vegas Redev Agy, NV, Tax Incr Rev Bonds, Ser 2009A:		
6.000%, 6–15–15	1,325	1,406
8.000%, 6–15–30	1,500	1,702
Overton Power Dist No. 5 (NV), Spl Oblig Rev Bonds, Ser 2008, 8.000%, 12–1–38	265	314
		3,520
New Hampshire – 0.2%		
NH Hlth and Edu Fac Auth, Rev Bonds, Rivermead Issue, Ser 2011A, 6.875%, 7–1–41	2,300	2,421
New Jersey – 1.6%		
NJ Econ Dev Auth, Spl Fac Rev Bonds (Continental Airlines, Inc. Proj), Ser 1999, 6.400%, 9–15–23	13,000	13,053
NJ Econ Dev Auth, Spl Fac Rev Bonds (Continental Airlines, Inc. Proj), Ser 2000, 7.000%, 11–15–30	1,000	1,005
NJ Edu Fac Auth, Rev Rfdg Bonds, Univ of Medicine and Dentistry of NJ Issue, Ser 2009B:		
7.125%, 12–1–23	850	1,058
7.500%, 12–1–32	450	541
		15,657
New York – 2.3%		
Dormitory Auth, Sch Dist Rev Bond Fin Prog, Ser 2010A, 5.000%, 10–1–22	1,000	1,157
Hudson Yards Infra Corp, Hudson Yards Sr Rev Bonds, Ser 2012A, 5.750%, 2–15–47	5,000	5,592
Nassau Cnty Indl Dev Agy, Continuing Care Ret Cmnty Rev Bonds (Amsterdam at Harborside Proj), Ser 2007A:		
6.500%, 1–1–27	5,750	4,826
6.700%, 1–1–43	5,200	4,202
NYC Indl Dev Agy, Spl Fac Rev Bonds (American Airlines, Inc. JFK Intl Arpt Proj), Ser 2005:		
7.500%, 8–1–16 (C)	500	490
7.750%, 8–1–31 (C)	4,295	4,223
Suffolk Cnty Indl Dev Agy, Civic Fac Rev Bonds (The Southampton Hosp Assoc Civic Fac), Ser 1999A:		
7.250%, 1–1–20	310	310
7.250%, 1–1–30	1,940	1,941

MUNICIPAL BONDS (Continued)	Principal	Value
New York (Continued)		
Suffolk Cnty Indl Dev Agy, Civic Fac Rev Bonds (The Southampton Hosp Assoc Civic Fac), Ser 1999B, 7.625%, 1–1–30	$ 700	$ 701
		23,442
North Carolina – 0.2%		
NC Med Care Comsn, Ret Fac First Mtg Rev Bonds (Galloway Ridge Proj), Ser 2010A, 6.000%, 1–1–39	1,520	1,586
Ohio – 3.3%		
Buckeye Tob Stlmt Fin Auth, Tob Stlmt Asset-Bkd Bonds, Ser 2007, 5.125%, 6–1–24	5,000	3,985
Cleveland-Cuyahoga Cnty Port Auth, Dev Rev Bonds (Garfield Heights Proj), Ser 2004D, 5.250%, 5–15–23	1,470	1,289
Cleveland-Cuyahoga Cnty Port Auth, Dev Rev Bonds (Flats East Dev Proj), Ser 2010B, 7.000%, 5–15–40	2,600	2,748
Columbus-Franklin Cnty Fin Auth, Dev Rev Bonds (Cent OH Rgnl Bond Fund), (One Neighborhood Proj), Ser 2010A, 6.500%, 11–15–39	1,225	1,235
Greene Cnty Port Auth, Adult Svc Fac Rev Bonds (Greene, Inc. Proj), Ser 2009, 7.500%, 12–1–33	500	586
OH Air Quality Dev Auth, Air Quality Rev Bonds (OH Vly Elec Corp Proj), Ser 2009E, 5.625%, 10–1–19	11,090	12,615
OH Higher Edu Fac Rev Bonds (Ashland Univ 2010 Proj), 6.250%, 9–1–24	1,000	1,047
OH Hosp Fac Rev Bonds (Summa Hlth Sys 2010 Proj), 5.750%, 11–15–40	500	532
Toledo-Lucas Cnty Port Auth, Dev Rev Bonds (Toledo Sch for the Arts Proj), Ser 2007B, 5.500%, 5–15–28	900	835
Toledo-Lucas Cnty Port Auth, Dev Rev Bonds (Toledo Express Arpt Proj), Ser 2004C, 6.375%, 11–15–32	310	311
Toledo-Lucas Cnty Port Auth, Spl Assmt Rev Bonds (Crocker Park Pub Impvt Proj), Ser 2003, 5.375%, 12–1–35	9,000	9,159
		34,342
Oklahoma – 0.9%		
OK Cnty Fin Auth, Ret Fac Rev Bonds (Concordia Life Care Cmnty), Ser 2005:		
6.125%, 11–15–25	2,000	2,029
6.000%, 11–15–38	7,450	7,332
		9,361
Oregon – 1.0%		
Hosp Fac Auth of Deschutes Cnty, OR, Hosp Rev Rfdg Bonds (Cascade Hlthcare Cmnty, Inc.), Ser 2008, 8.250%, 1–1–38	1,240	1,570
OR Fac Auth, Rev Bonds (Concordia Univ Proj), Ser 2010A:		
6.125%, 9–1–30	1,135	1,204
6.375%, 9–1–40	1,750	1,862

MUNICIPAL BONDS (Continued)	Principal	Value
Oregon (Continued)		
Port of Portland, OR, Portland Intl Arpt, Passenger Fac Charge Rev Bonds, Ser 2011A,		
5.500%, 7–1–30	$ 5,180	$ 5,908
		10,544
Pennsylvania – 4.3%		
Allegheny Cnty Hosp Dev Auth, Hlth Sys Rev Bonds (West Penn Allegheny Hlth Sys), Ser 2007A,		
5.375%, 11–15–40	2,000	1,640
Butler Cnty Hosp Auth, Hosp Rev Bonds (Butler Hlth Sys Proj), Ser 2009B,		
7.250%, 7–1–39	200	235
Cumberland Cnty Muni Auth, Rfdg Rev Bonds (Asbury PA Oblig Group), Ser 2010,		
6.125%, 1–1–45	5,000	5,081
Delaware Cnty Indl Dev Auth, Charter Sch Rev Bonds (Chester Cmnty Charter Sch Proj), Ser 2010A,		
6.125%, 8–15–40	18,500	15,621
PA Econ Dev Fin Auth, Solid Waste Disp Rev Bonds (Waste Mgmt, Inc. Proj), Ser 2004A,		
4.700%, 11–1–21	675	729
PA Higher Edu Fac Auth, Rev Bonds (Edinboro Univ Fndtn Student Hsng Proj at Edinboro Univ of PA), Ser 2010,		
6.000%, 7–1–43	1,530	1,624
PA Higher Edu Fac Auth, Student Hsng Rev Bonds (Univ Ppty, Inc. Student Hsng Proj at East Stroudsburg Univ of PA), Ser 2010,		
6.000%, 7–1–21	1,000	1,145
Philadelphia Auth Indl Dev, Rev Bonds (Mariana Bracetti Academy Charter Sch Proj), Ser 2011:		
7.150%, 12–15–36	6,000	6,347
7.625%, 12–15–41	6,925	7,535
Philadelphia Auth Indl Dev, Rev Bonds (Global Leadership Academy Charter Sch Proj), Ser 2010,		
6.375%, 11–15–40	1,000	1,006
Philadelphia Auth Indl Dev, Rev Bonds (New Foundations Charter Sch Proj), Ser 2012,		
6.625%, 12–15–41	2,000	2,025
Philadelphia, PA, Gas Works Rev Bonds (1998 Gen Ordinace), Ninth Ser,		
5.250%, 8–1–40	1,250	1,295
The Borough of Langhorne Manor, Higher Edu and Hlth Auth (Bucks Cnty, PA), Hosp Rev Bonds (Lower Bucks Hosp), Ser 1992,		
7.300%, 7–1–12 (C)	70	24
		44,307
Puerto Rico – 3.1%		
Cmnwlth of PR, Pub Impvt Rfdg Bonds (GO Bonds), Ser 2011 C,		
6.500%, 7–1–40	3,000	3,374
Cmnwlth of PR, Pub Impvt Rfdg GO Bonds, Ser 2012A:		
5.750%, 7–1–28	3,000	3,216
5.500%, 7–1–39	5,000	5,078
PR Aqueduct and Sewer Auth, Rev Bonds, Ser A,		
6.000%, 7–1–47	5,000	5,269

MUNICIPAL BONDS (Continued)	Principal	Value
Puerto Rico (Continued)		
PR Elec Power Auth, Power Rev Bonds, Ser 2010XX:		
5.750%, 7–1–36	$ 2,415	$ 2,649
5.250%, 7–1–40	5,270	5,458
PR Pub Fin Corp (Cmnwlth Approp Bonds), 2011 Ser B:		
6.000%, 8–1–25	3,900	4,421
6.000%, 8–1–26	1,000	1,131
PR Sales Tax Fin Corp, Sales Tax Rev Bonds, First Sub Ser 2009A,		
6.375%, 8–1–39	500	573
PR Sales Tax Fin Corp, Sales Tax Rev Bonds, First Sub Ser 2010C,		
6.500%, 8–1–35	1,000	1,181
		32,350
Rhode Island – 0.6%		
Tob Stlmt Fin Corp, Tob Stlmt Asset-Bkd Bonds, Ser 2002A,		
6.250%, 6–1–42	6,390	6,447
South Carolina – 0.4%		
Piedmont Muni Pwr Agy, SC, Elec Rev Rfdg Bonds, Ser 2008C,		
5.750%, 1–1–34	1,550	1,780
SC Jobs – Econ Dev Auth, Student Hsng Rev Bonds (Coastal Hsng Fndtn, LLC Proj), Ser 2009A:		
6.000%, 4–1–30	1,510	1,558
6.500%, 4–1–42	750	792
		4,130
Tennessee – 1.1%		
The Hlth and Edu Fac Board of Johnson City, TN, Hosp Rfdg Rev Bonds (Mountain States Hlth Alliance), Ser 2006A,		
5.500%, 7–1–36	8,515	8,840
The Hlth and Edu Fac Board of Johnson City, TN, Hosp Rfdg Rev Bonds (Mountain States Hlth Alliance), Ser 2010A,		
6.500%, 7–1–38	500	573
The Hlth and Edu Fac Board of the Metro Govt of Nashville and Davidson Cnty, TN, Rev Rfdg Bonds (The Blakeford at Green Hills), Ser 1998,		
5.650%, 7–1–24	1,700	1,700
		11,113
Texas – 12.6%		
Bexar Cnty Hlth Fac Dev Corp, Rev Bonds (Army Ret Residence Fndtn Proj), Ser 2010,		
6.200%, 7–1–45	250	267
Cass Cnty Indl Dev Corp, Envirnmt Impvt Rev Bonds, Ser 2009A,		
9.500%, 3–1–33	500	645
Cent TX Rgnl Mobility Auth, Sr Lien Rev Bonds, Ser 2010:		
0.000%, 1–1–36 (B)	500	123
0.000%, 1–1–40 (B)	500	95
Cent TX Rgnl Mobility Auth, Sr Lien Rev Bonds, Ser 2011,		
6.250%, 1–1–46	3,000	3,312

Ivy Municipal High Income Fund (in thousands) MARCH 31, 2012

MUNICIPAL BONDS (Continued)	Principal	Value
Texas (Continued)		
Dallas and Fort Worth, TX, Dallas/Fort Worth Intl Arpt, Joint Rev Rfdg Bonds, Ser 2012B, 5.000%, 11–1–32	$ 5,000	$ 5,394
Hackberry, TX, Combination Spl Assmt and Contract Rev Road Bonds (Hackberry Hidden Cove Pub Impvt Dist No. 2 Proj), Ser 2009A:		
8.625%, 9–1–29	100	107
9.000%, 9–1–38	1,250	1,327
Harris Cnty Cultural Edu Fac Fin Corp, Rev Rfdg Bonds (Space Ctr Houston Proj), Sr Ser 2009, 7.000%, 8–15–28	500	516
Harris Cnty Indl Dev Corp, Arpt Fac Rev Rfdg Bonds (Continental Airlines, Inc. Proj), Ser 1998, 5.375%, 7–1–19	5,000	4,971
Hopkins Cnty Hosp Dist, Hosp Rev Bonds, Ser 2008, 6.000%, 2–15–38	250	248
Houston Higher Edu Fin Corp, Edu Rev Bonds (Cosmos Fndtn, Inc.), Ser 2011A, 6.875%, 5–15–41	2,800	3,265
Houston, TX Arpt Sys, Sub Lien Rev Rfdg Bonds, Ser 2011B:		
5.000%, 7–1–25	1,000	1,132
5.000%, 7–1–26	2,680	3,008
La Vernia Higher Edu Fin Corp (Winfree Academy Charter Sch), Edu Rev Bonds, Ser 2009, 9.000%, 8–15–38	2,560	3,047
Lubbock Hlth Fac Dev Corp, First Mtg Rev and Rfdg Bonds (Carillon Sr Life Care Cmnty Proj), Ser 2005A:		
6.500%, 7–1–26	1,500	1,520
6.625%, 7–1–36	7,000	7,013
Lufkin Hlth Fac Dev Corp, Rev Rfdg and Impvt Bonds (Mem Hlth Sys of East TX), Ser 2007, 5.500%, 2–15–37	6,025	5,913
Lufkin Hlth Fac Dev Corp, Rev Rfdg and Impvt Bonds (Mem Hlth Sys of East TX), Ser 2009, 6.250%, 2–15–37	5,000	5,171
Mission Econ Dev Corp, Solid Waste Disp Rev Bonds (Dallas Clean Enrg McCommas Bluff, LLC Proj), Ser 2011, 6.875%, 12–1–24	2,540	2,642
North TX Twy Auth, Spl Proj Sys Rev Bonds Convertible Cap Apprec Bonds, Ser 2011C, 0.000%, 9–1–43 (B)	8,500	5,537
Pharr, TX Higher Edu Fin Auth, Edu Rev Bonds (Idea Pub Sch), Ser 2009A:		
6.250%, 8–15–29	350	387
6.500%, 8–15–39	200	223
Red River Hlth Fac Dev Corp, First Mtg Rev Bonds (Eden Home, Inc. Proj), Ser 2012:		
7.000%, 12–15–32	6,200	6,238
7.250%, 12–15–42	3,800	3,795
Tarrant Cnty Cultural Edu Fac Fin Corp, Charter Sch Rev Bonds (Trinity Basin Preparatory Proj), Ser 2009A, 7.750%, 6–1–39	155	174
Tarrant Cnty Cultural Edu Fac Fin Corp, Ret Fac Rev Bonds (NW Sr Hsng Corp – Edgemere Proj), Ser 2006A:		
6.000%, 11–15–26	$ 835	$ 866
6.000%, 11–15–36	1,015	1,037
Tarrant Cnty Cultural Edu Fac Fin Corp, Ret Fac Rev Bonds (Buckingham Sr Living Cmnty, Inc. Proj), Ser 2007:		
5.500%, 11–15–22	3,000	3,042
5.625%, 11–15–27	250	250
5.750%, 11–15–37	11,815	11,674
Tarrant Cnty Cultural Edu Fac Fin Corp, Ret Fac Rev Bonds (Mirador Proj), Ser 2010A:		
8.000%, 11–15–29	2,500	2,630
8.125%, 11–15–39	5,000	5,181
Travis Cnty Hlth Fac Dev Corp, Ret Fac Rev Bonds (Querencia at Barton Creek Proj), Ser 2005A, 5.100%, 11–15–15	400	406
TX Private Activity Bond Surface Trans Corp, Sr Lien Rev Bonds (North Tarrant Express Managed Lanes Proj), Ser 2009, 6.875%, 12–31–39	9,600	10,941
TX Private Activity Bond Surface Trans Corp, Sr Lien Rev Bonds (LBJ Infra Group LLC IH-635 Managed Lanes Proj), Ser 2010:		
7.500%, 6–30–32	2,000	2,406
7.500%, 6–30–33	2,700	3,240
7.000%, 6–30–40	10,500	12,125
TX Pub Fin Auth Charter Sch Fin Corp, Edu Rev Bonds (Cosmos Fndtn, Inc.), Ser 2010A, 6.200%, 2–15–40	2,000	2,208
TX Pub Fin Auth Charter Sch Fin Corp, Edu Rev Bonds (Odyssey Academy, Inc.), Ser 2010A, 7.125%, 2–15–40	2,000	2,131
Wise Cnty, TX, Lease Rev Bonds (Parker Cnty Jr College Dist Proj), Ser 2011, 8.000%, 8–15–34	5,000	5,479
		129,686
Utah – 0.6%		
Muni Bldg Auth of Uintah Cnty, UT, Lease Rev Bonds, Ser 2008A, 5.300%, 6–1–28	350	377
UT State Charter Sch Fin Auth, Charter Sch Rev Bonds (Paradigm High Sch), Ser 2010, 6.375%, 7–15–40	2,160	2,163
UT State Charter Sch Fin Auth, Charter Sch Rev Bonds (North Davis Preparatory Academy), Ser 2010, 6.250%, 7–15–30	1,015	1,023
UT State Charter Sch Fin Auth, Charter Sch Rev Bonds (North Star Academy Proj), Ser 2010B, 7.000%, 7–15–45	2,100	2,202
		5,765
Virgin Islands – 0.1%		
VI Pub Fin Auth, Sub Rev Bonds (VI Matching Fund Loan Note-Diageo Proj), Ser 2009A, 6.625%, 10–1–29	935	1,046

MUNICIPAL BONDS (Continued)	Principal	Value
Virginia – 1.1%		
Econ Dev Auth of James City Cnty, VA, Residential Care Fac Rev Bonds (VA Utd Methodist Homes of Williamsburg, Inc.), Ser 2007A:		
5.150%, 7–1–17	$ 715	$ 648
5.400%, 7–1–27	1,580	1,274
5.500%, 7–1–37	2,600	1,957
Indl Dev Auth of Smyth Cnty, VA, Hosp Rev Bonds (Mountain States Hlth Alliance), Ser 2009A,		
8.000%, 7–1–38	535	654
Indl Dev Auth of Washington Cnty, VA, Hosp Rev Bonds (Mountain States Hlth Alliance), Ser 2009C:		
7.250%, 7–1–19	965	1,128
7.500%, 7–1–29	25	30
Mosaic Dist Cmnty Dev Auth, Fairfax Cnty, VA, Rev Bonds Ser 2011A,		
6.875%, 3–1–36	4,300	4,665
Norfolk Redev and Hsng Auth, First Mtg Rev Bonds (Fort Norfolk Ret Cmnty, Inc. – Harbor's Edge Proj), Ser 2004A,		
6.125%, 1–1–35	1,000	986
Norfolk Redev and Hsng Auth, Multifam Rental Hsng Fac Rev Bonds (1016 Ltd Partnership – Sussex Apt Proj), Ser 1996,		
8.000%, 9–1–26	455	456
		11,798
Washington – 0.8%		
Port of Seattle, Intermediate Lien Rev Rfdg Bonds, Ser 2012A,		
5.000%, 8–1–33	1,635	1,804
Pub Hosp Dist No. 1, Skagit Cnty, WA (Skagit Vly Hosp), Hosp Rev Bonds, Ser 2005,		
5.375%, 12–1–22	500	530
Pub Hosp Dist No. 1, Skagit Cnty, WA (Skagit Vly Hosp), Hosp Rev Bonds, Ser 2007,		
5.625%, 12–1–25	500	541
WA Hlth Care Fac Auth, Rev Bonds (Cent WA Hlth Svcs Assoc), Ser 2009:		
6.250%, 7–1–24	685	781
7.000%, 7–1–31	1,430	1,630
7.000%, 7–1–39	2,000	2,221
WA Hlth Care Fac Auth, Rev Bonds (Seattle Cancer Care Alliance), Ser 2008,		
7.375%, 3–1–38	250	297
		7,804
West Virginia – 0.4%		
Brooke Cnty, WV, Rev Bonds (Bethany College), Ser 2011A,		
6.750%, 10–1–37	4,000	4,307
Wisconsin – 1.1%		
WI Hlth and Edu Fac Auth, Rev Bonds (Beaver Dam Cmnty Hosp, Inc. Proj), Ser 2004A:		
6.500%, 8–15–24	375	376
6.750%, 8–15–34	1,000	1,021
WI Hlth and Edu Fac Auth, Rev Bonds (Beloit College), Ser 2010A:		
6.125%, 6–1–35	1,220	1,296

MUNICIPAL BONDS (Continued)	Principal	Value
Wisconsin (Continued)		
6.125%, 6–1–39	$ 250	$ 265
WI Hlth and Edu Fac Auth, Rev Bonds (Saint John's Cmnty, Inc.), Ser 2009:		
7.250%, 9–15–29	2,180	2,436
7.625%, 9–15–39	5,500	6,128
		11,522
TOTAL MUNICIPAL BONDS – 87.6%		**$ 907,250**

(Cost: $862,285)

SHORT–TERM SECURITIES

	Principal	Value
Commercial Paper – 8.1%		
Baxter International Inc.,		
0.220%, 4–10–12 (D)	8,000	8,000
Bemis Company, Inc.:		
0.400%, 4–5–12 (D)	4,000	3,999
0.350%, 4–10–12 (D)	4,000	4,000
Ecolab Inc.,		
0.400%, 4–5–12 (D)	8,775	8,775
General Mills, Inc.,		
0.170%, 4–4–12 (D)	9,500	9,500
Harley-Davidson Funding Corp.:		
0.380%, 4–5–12 (D)	5,000	4,999
0.350%, 4–17–12 (D)	3,000	3,000
Illinois Tool Works Inc.,		
0.150%, 4–2–12 (D)	11,000	10,999
Kraft Foods Inc.,		
0.310%, 4–4–12 (D)	6,000	6,000
PACCAR Financial Corp.,		
0.120%, 4–10–12 (D)	4,000	4,000
Sara Lee Corporation,		
0.320%, 4–2–12 (D)	7,726	7,726
Sysco Corporation,		
0.130%, 4–16–12 (D)	6,000	6,000
Target Corporation,		
0.160%, 4–2–12 (D)	3,000	3,000
Wisconsin Electric Power Co.,		
0.150%, 4–2–12 (D)	3,563	3,563
		83,561
Municipal Obligations – 2.6%		
City of Whittier, Hlth Fac Rev Bonds (Presbyterian Intercmnty Hosp), Ser 2009 (GTD by U.S. Bank, N.A.),		
0.160%, 4–4–12 (E)	834	834
IL Fin Auth, Var Rate Demand Rev Bonds (The Carle Fndtn), Ser 2009 (GTD by JPMorgan Chase Bank, N.A.),		
0.190%, 4–5–12 (E)	3,000	3,000
LA Pub Fac Auth, Rev Bonds (Air Products and Chemicals Proj), Ser 2008A (GTD by Air Products and Chemicals, Inc.),		
0.170%, 4–3–12 (E)	4,745	4,745
MI Strategic Fund, Var Rate Demand Ltd Oblig Rev Bonds (Air Products and Chemicals, Inc. Proj), Ser 2007 (GTD by Bank of New York (The)),		
0.170%, 4–3–12 (E)	9,084	9,084
MS Business Fin Corp, Gulf Opp Zone Indl Dev Var Rev Bonds (Chevron U.S.A. Inc. Proj), Ser D (GTD by Chevron Corporation),		
0.190%, 4–3–12 (E)	2,000	2,000

Ivy Municipal High Income Fund (in thousands) MARCH 31, 2012

SHORT–TERM SECURITIES (Continued)	Principal	Value
Municipal Obligations (Continued)		
Parish of St. Bernard, LA, Exempt Fac Rev Bonds (Mobil Oil Corp Proj), Ser 1996 (GTD by Exxon Mobil Corporation), 0.170%, 4–3–12 (E)	$ 3,775	$ 3,775
Port Arthur Navigation Dist Indl Dev Corp, Exempt Fac Var Rate Rev Bonds (Air Products Proj), Ser 2005 (GTD by Air Products and Chemicals, Inc.), 0.170%, 4–3–12 (E)	1,500	1,500
Hlth and Edu Fac Board of the Metro Govt of Nashville and Davidson Cnty, TN, Var Rate Rev and Rfdg Bonds (Meharry Med College Proj), Ser 1998 (GTD by Bank of America, N.A.), 0.440%, 4–5–12 (E)	2,505	2,505
		27,443
TOTAL SHORT–TERM SECURITIES – 10.7%		**$ 111,004**

(Cost: $111,004)

	Value
TOTAL INVESTMENT SECURITIES – 98.3%	**$1,018,254**
(Cost: $973,989)	
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.7%	**17,908**
NET ASSETS – 100.0%	**$1,036,162**

Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2012.

(B)Zero coupon bond.

(C)Non–income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(D)Rate shown is the yield to maturity at March 31, 2012.

(E)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2012. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2012. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Municipal Bonds	$ —	$ 906,526	$724
Short–Term Securities	—	111,004	—
Total	$ —	$1,017,530	$724

The following acronym is used throughout this schedule:

GTD = Guaranteed

See Accompanying Notes to Financial Statements.

Ivy Pacific Opportunities Fund



Below, Frederick Jiang, CFA, portfolio manager of Ivy Pacific Opportunities Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2012. Mr. Jiang has managed the Fund for eight years and has 17years of industry experience.

Frederick Jiang

Fiscal Year Performance

For the 12 Months Ended March 31, 2012

Ivy Pacific Opportunities Fund (Class A shares at net asset value)	-13.71%
Benchmark(s) and/or Lipper Category	
MSCI AC Asia Ex Japan Index (generally reflects the performance of stocks that represent Asia stocks outside Japan)	-7.05%
Lipper Pacific Ex Japan Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	-6.94%

Please not that Fund returns include applicable fees and expenses while index returns do not include any such fees.

Asian market saw losses in a volatile year

Global markets experienced another difficult year. Facing several macro challenges, the Asia pacific ex-Japan stock market lost ground in general, led by the two largest countries, China and India, where the broad-market equity indices recorded double-digit losses. Member countries of the Association of South East Asian Nations (ASEAN), including Thailand, the Philippines and Indonesia, outperformed the region for the third consecutive year, a very rare phenomenon in the region's stock market history.

Many major challenges faced the markets during the year, including the eurozone debt crisis, which continued into a second year without a credible conclusion on the horizon. Europe's periphery sovereign bond markets, particularly Spain and Italy, deteriorated through most of the year. The European Central Bank (ECB) came to the rescue with another round of quantitative easing, Long-Term Refinancing Operations (LTRO) toward the end of the fiscal year, which temporarily stabilized the market. American employment recovery, while making small gains, remains anemic when compared with all other post-1945 economic recoveries, and U.S. household income growth remained subdued as well. The Federal Reserve launched another round of easing, a program known as Operation Twist, in September 2011, which involved selling $400 billion in short-term Treasures in exchange for the same amount of longer-term bond, starting in October 2011 and ending in June 2012. The program is designed to lower yields on long-term bonds while keeping short-term rates low, thereby pushing down interest rates for consumers and giving companies an additional incentive to both borrow and spend.

The picture was a bit darker outside of developed markets. Emerging markets, particularly China and India, faced serious inflation problems. Both countries had to tighten monetary policy much longer than the markets had anticipated, and spiraling inflation effectively drove down equity market valuations. China, the second-largest economy in the world, continued to slow as the government battled hyperinflation and cracked down on real estate market speculation. The export growth rate was negatively impacted by much weaker demand from the European Union. Despite market concern about a hard-landing for China's economy, the nation managed to grow its gross domestic product (GDP) by 9.2 percent during the calendar year.

These major macro issues dominated market sentiment and market volatilities throughout the year. But, as the Fund's fiscal year wound to a close, global macro risks decreased substantially. The U.S. saw progress on the employment front, China ended its tightening cycle and started an easing cycle by cutting required reserve ratios for commercial banks, and the European crisis paused in response to the LTRO program. Asian markets experienced a strong rally in the last quarter of the year.

Country and stock selection restrained relative performance.

Stock selection in Korea, Taiwan, Philippines and Singapore helped performance, while less timely stock selection in China, Hong Kong, Indonesia and Malaysia dampened performance during the period. We maintained an overweight exposure to China and Hong Kong because our research indicated that the Chinese economy would not experience the hard landing the markets were anticipating. However, stocks in both regions saw a big de-rating during much of 2011 and the valuation multiple came down to a low level close to that seen in the 2008 global financial crisis.

With respect to individual stock selection in China and Hong Kong, where the Fund has historically experienced positive performance, our stock selection methodology was not favored by the market during the Fund's most recent fiscal year, which accounts for most of Fund's underperformance relative to the MSCI AC Asia Ex Japan Index. Also, during the period several small- to mid-cap Chinese companies listed in the U.S. and Hong Kong were found to have corporate governance and accounting discrepancies. This caused some investors to sell their mid-cap Chinese holdings indiscriminately, unfairly punishing some companies and causing a devaluation in some of the Fund's holdings.

India was also rocked by several political and corporate scandals. India's former telecommunications minister Andimuthu Raja resigned in November 2011 after a year-long investigation into the multibillion-dollar auction of mobile-phone airwaves resulted in allegations of bribery when issuing 2G mobile licenses, a scandal that ultimately pummeled Indian market valuations.

During the bulk of the year smaller markets were generally overlooked by the Fund. We maintained relative underweight positions in smaller ASEAN markets such as Indonesia, Thailand, Malaysia and the Philippines. These markets historically were subject to more political, inflation and currency risks, and were more volatile and risky than the regional markets as a whole, particularly after a big rally in the previous year. However, these markets did exceptionally well for the third year in a row, with a double-digit return for the period. The Fund's underweight positions in these markets did not serve it well in during the year, although good stock selection in the Philippines and Singapore more than offset the negative impact of the underweight exposure in these two countries.

The Fund had a substantial stake in companies that we believe are positioned to benefit from rising consumption in Asia. We believe that the rapidly expanding middle class in Asia could generate considerable demand for products that fit local markets well. Ping An Insurance (Group) Company of China, Ltd., as a leading property and casualty insurance company in China, made strong returns by selling auto insurance policies to China's proliferating car buyers. Samsung Electronics Co. Ltd., the Fund's single largest position, has become the world's largest smart phone manufacturer. Share prices of Hyundai Motor Company and SINA Corporation have risen substantially during the period. Both stakes delivered substantial absolute return during the period. Despite the positive impact of these positions, it was not enough to bring the Fund's performance in line with that of its benchmark index.

Continued focus on household income and consumption growth in Asia

The Fund's focus on growing household income and consumption across Asia did not change during the year. We reinvested in some real estate developers in China and South Korea, as we believe property prices could soon hit bottom and may start to recover in the second half of 2012. We slightly decreased the Fund's stake in the industrial sector, although we think this sector likely will benefit from a cyclical recovery in consumer demand across Asia. We also slightly decreased the Fund's weighting in the energy sector, where we are focusing particularly on oil exploration and production firms. Demand for energy are likely to increase if Asian economies expand an average of 6 to 7 percent per year. We believe oil prices are likely to move higher in coming years.

During the period, we reduced the Fund's exposure to Asian financial stocks. Demand for financial services ranks high among things the Asian emerging middle class desires when they generate higher income. However, some of those large commercial banks in Asia face regulatory and structural headwinds, particularly those in China, Korea and Taiwan.

The months ahead

We believe that an ongoing urbanization trend and excellent demography will continue to strongly drive the Asian economy in the next decade. As more Asians become middle class consumers, consumption and infrastructure build-out themes bode well, in our view, for opportunistic investing. In the shorter term, though, we see risks in the market, such as eurozone debt crisis, inflation in China, India and Indonesia, and political risk in Thailand and North Korea. We are also concerned that a rebound in the value of U.S. dollar may reduce investors' appetite for emerging market stocks. That said, the valuation of Asian markets is at a level lower than the historic average based on both price-to-book and price-to-earnings multiples, and we think Asia will continue to benefit from its high savings rate and relatively low levels of consumer, corporate and government debt.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. The value of the Fund's investments, as measured in U.S. dollars, maybe be unfavorably affected by changes in foreign currency exchange rates and exchange control regulations. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Pacific Opportunities Fund.

Ivy Pacific Opportunities Fund

ALL DATA IS AS OF MARCH 31, 2012 (UNAUDITED)

Asset Allocation

Stocks	**94.7%**
Financials	26.2%
Information Technology	22.7%
Industrials	13.4%
Materials	9.1%
Consumer Discretionary	7.7%
Energy	6.7%
Consumer Staples	5.3%
Telecommunication Services	2.6%
Utilities	1.0%
Bonds	**0.0%**
Corporate Debt Securities	0.0%
Cash and Cash Equivalents	**5.3%**

Lipper Rankings

Category: Lipper Pacific Ex Japan Funds	Rank	Percentile
1 Year	76/87	87
3 Year	39/45	85
5 Year	18/31	57
10 Year	17/28	59

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

Pacific Basin	**93.6%**
China	30.6%
South Korea	23.0%
Taiwan	11.8%
Hong Kong	9.5%
Singapore	7.1%
India	6.7%
Other Pacific Basin	4.9%
North America	**1.1%**
Cash and Cash Equivalents and Options	**5.3%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
Samsung Electronics Co., Ltd.	South Korea	Information Technology	Semiconductors
CITIC Securities Company Limited, H Shares	China	Financials	Investment Banking & Brokerage
Hon Hai Precision Ind. Co., Ltd.	Taiwan	Information Technology	Electronic Manufacturing Services
China Minsheng Banking Corp., Ltd., H Shares	China	Financials	Diversified Banks
GLOVIS Co., Ltd.	South Korea	Industrials	Air Freight & Logistics
CNOOC Limited	Hong Kong	Energy	Oil & Gas Exploration & Production
Samsung Heavy Industries Co., Ltd.	South Korea	Industrials	Construction & Farm Machinery & Heavy Trucks
Yuanta Financial Holdings Co., Ltd.	Taiwan	Financials	Investment Banking & Brokerage
PetroChina Company Limited, H Shares	China	Energy	Integrated Oil & Gas
Tencent Holdings Limited	China	Information Technology	Internet Software & Services

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Pacific Opportunities Fund



Ivy Pacific Opportunities Fund, Class A Shares[1]	$32,431
MSCI AC Asia Ex Japan Index	$36,334
Lipper Pacific Ex Japan Funds Universe Average	$34,939

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B	Class C	Class E[3]	Class I	Class Y
1-year period ended 3-31-12	-18.67%	-17.94%	-14.37%	-18.31%	-13.28%	-13.48%
5-year period ended 3-31-12	1.71%	1.65%	2.15%	—	—	3.20%
10-year period ended 3-31-12	10.41%	9.81%	10.18%	—	—	—
Since inception of Class[4] through 3-31-12	—	—	—	2.16%	3.53%	13.77%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I and Class Y shares are not subject to sales charges.

(3)Class E shares are not currently available for investment.

(4)4-2-07 for Class E and Class I shares and 7-24-03 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy Pacific Opportunities Fund *(in thousands)* MARCH 31, 2012

COMMON STOCKS	Shares	Value
China – 30.6%		
Air China Limited, H Shares	7,942	$ 5,502
Baidu.com, Inc., ADR (A)	48	7,041
Bona Film Group Limited, ADR (A)	601	3,137
Brilliance China Automotive Holdings Limited (A)	8,132	8,796
Camelot Information Systems Inc., ADR (A)	342	1,297
China BlueChemical Ltd., H Shares	10,876	8,235
China Coal Energy Company Limited, H Shares	8,609	9,656
China Lumena New Materials Corp.	16,164	2,893
China Minsheng Banking Corp., Ltd., H Shares	6,773	6,131
China Minsheng Banking Corp., Ltd., H Shares (A)(B)	17,161	15,535
China Resources Power Holdings Company Limited	3,540	6,555
China Telecom Corporation Limited (A)	18,138	10,044
China Yurun Food Group Limited (B)	3,847	5,469
China Zenix Auto International Limited, ADR	600	2,148
CITIC Securities Company Limited, H Shares (A)(B)	10,500	21,093
Digital China Holdings Limited	2,324	4,615
Longtop Financial Technologies Limited, ADR (A)	195	—*
PetroChina Company Limited, H Shares	9,292	13,138
Ping An Insurance (Group) Company of China, Ltd., A Shares	1,815	10,544
Ping An Insurance (Group) Company of China, Ltd., H Shares	1,176	8,889
Sany Heavy Equipment International Holdings Company Limited	7,818	5,910
SINA Corporation (A)	70	4,533
Sino-Ocean Land Holdings Limited	11,667	5,544
Tencent Holdings Limited	470	13,098
Tingyi Holding Corp.	2,276	6,580
Xueda Education Group, ADR (A)	238	976
Zhuzhou CSR Times Electric Co., Ltd., H Shares	4,118	10,521
ZTE Corporation, H Shares	3,578	9,629
		207,509
Hong Kong – 9.5%		
AIA Group Limited	2,000	7,327
China Modern Dairy Holdings Ltd., H Shares (A)	30,778	8,799
China Overseas Land & Investment Limited	4,124	7,838
China Resources Cement Holdings Limited	14,218	10,509
China ZhengTong Auto Services Holdings Limited (A)	6,994	7,007
CNOOC Limited	6,727	13,827
Fushan International Energy Group Limited	15,568	5,272
Lenovo Group Limited	4,422	3,980
		64,559
India – 6.7%		
HCL Technologies Limited	737	6,987
Hero Motocorp LTD	171	6,908
Housing Development Finance Corporation Limited (A)(B)	521	6,886
ICICI Bank Limited	439	7,666
Idea Cellular Limited (A)	3,702	7,179
Infrastructure Development Finance Company Limited	2,817	7,465

COMMON STOCKS (Continued)	Shares	Value
India (Continued)		
Lanco Infratech Limited (A)	5,475	$ 1,956
Money Matters Financial Services (A)(B)	356	546
		45,593
Malaysia – 2.8%		
Genting Berhad	2,420	8,565
Petroliam Nasional Berhad (B)	3,158	6,948
UEM Land Holdings Berhad (A)	4,333	3,168
		18,681
Singapore – 7.1%		
DBS Group Holdings Ltd	990	11,168
Global Logistic Properties Limited (A)(B)	5,281	9,242
Keppel Corporation Limited	1,334	11,662
SembCorp Industries Ltd.	2,049	8,608
United Overseas Bank Limited	534	7,795
		48,475
South Korea – 23.0%		
Amorepacific Corp	8	7,939
Daelim Industrial Co., Ltd.	94	10,144
GLOVIS Co., Ltd.	78	13,957
Hyundai Motor Company	37	7,625
Industrial Bank of Korea	532	6,461
KB Financial Group Inc.	346	12,624
Kia Motors Corporation	112	7,312
LG Chem, Ltd.	37	12,053
LG Display Co., Ltd.	145	3,394
NCsoft Corporation	30	7,914
Posco	28	9,498
Samsung Electronics Co., Ltd.	22	25,206
Samsung Engineering Co., Ltd.	41	8,858
Samsung Heavy Industries Co., Ltd.	409	13,628
SK Energy Co., Ltd.	63	9,265
		155,878
Taiwan – 11.8%		
Compal Electronics, Inc.	8,345	9,387
High Tech Computer Corp.	152	3,075
Hon Hai Precision Ind. Co., Ltd.	4,734	18,366
Nan Ya Plastics Corporation	2,893	6,538
Taiwan Semiconductor Manufacturing Company Ltd.	4,297	12,361
TPK Holding Co., Ltd. (A)	513	8,292
Unimicron Technology Corp.	6,777	8,404
Yuanta Financial Holdings Co., Ltd.	25,798	13,417
		79,840
Thailand – 2.1%		
Bangkok Bank Public Company Limited	1,212	7,624
Thai Union Frozen Products Public Company Limited	2,972	6,816
		14,440
United States – 1.1%		
Cognizant Technology Solutions Corporation, Class A (A)	93	7,168
TOTAL COMMON STOCKS – 94.7%		**$642,143**
(Cost: $613,326)		

Ivy Pacific Opportunities Fund (in thousands) MARCH 31, 2012

CORPORATE DEBT SECURITIES	Principal	Value
India – 0.0%		
Dr. Reddy's Laboratories Ltd., 9.250%, 3–24–14 (C)	INR 1,480	$ 141
TOTAL CORPORATE DEBT SECURITIES – 0.0%		**$ 141**
(Cost: $–)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 4.5%		
Danaher Corporation, 0.120%, 4–23–12 (D)	6,000	5,999
Novartis Securities Investment Ltd., 0.110%, 4–12–12 (D)	18,000	18,000
Prudential Funding LLC, 0.110%, 4–2–12 (D)	4,029	4,029
Sysco Corporation, 0.130%, 4-16-12 (D)	3,000	$ 3,000
		31,028
Master Note – 0.6%		
Toyota Motor Credit Corporation, 0.131%, 4-2-12 (E)	3,860	3,860
TOTAL SHORT-TERM SECURITIES – 5.1%		**$ 34,888**
(Cost: $34,888)		
TOTAL INVESTMENT SECURITIES – 99.8%		**$677,172**
(Cost: $648,214)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.2%		**1,099**
NET ASSETS - 100.0%		**$678,271**

Notes to Schedule of Investments

The following total return swap agreements were outstanding at March 31, 2012:

Counterparty	Notional Amount	Underlying Security	Termination Date	Financing Fee#	Unrealized Appreciation
UBS AG, London	$4,650	China Vanke Company Ltd.	8–16–12	USD LIBOR + 0.700%	$ 288
UBS AG, London	124	China Vanke Company Ltd.	8–29–12	USD LIBOR + 0.700%	8
UBS AG, London	815	China Vanke Company Ltd.	8–31–12	USD LIBOR + 0.700%	50
UBS AG, London	3,946	China Vanke Company Ltd.	9–4–12	USD LIBOR + 0.700%	244
					$ 590

#The Fund pays the financing fee multiplied by the notional amount each month. On the termination date of the swap contracts, the Fund will pay/receive the return of the underlying security.

The following written options were outstanding at March 31, 2012 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Market Value
Changyou.com Limited, ADR	N/A	Put	673	April 2012	$23.00	$ 28	$ (7)
Sohu.com Inc.	Deutsche Bank AG	Put	682	April 2012	45.00	55	(10)
SINA Corporation	Citibank, N.A.	Put	250	April 2012	65.00	59	(94)
						$142	$(111)

*Not shown due to rounding.

(A)No dividends were paid during the preceding 12 months.

(B)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2012, the total value of these securities amounted to $65,719 or 9.7% of net assets.

(C)Principal amount and exercise prices are denominated in the indicated foreign currency, where applicable (INR - Indian Rupee).

(D)Rate shown is the yield to maturity at March 31, 2012.

(E)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2012. Date shown represents the date the variable rate resets.

Ivy Pacific Opportunities Fund *(in thousands)* MARCH 31, 2012

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2012. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 52,474	$ —	$ —
Consumer Staples	35,603	—	—
Energy	45,885	—	—
Financials	176,963	—	—
Industrials	90,746	—	—
Information Technology	154,747	—	—*
Materials	61,947	—	—
Telecommunication Services	17,223	—	—
Utilities	6,555	—	—
Total Common Stocks	$642,143	$ —	$ —*
Corporate Debt Securities	—	141	—
Short-Term Securities	—	34,888	—
Total	$642,143	$35,029	$ —*
Swap Agreements	$ —	$ 590	$ —
Liabilities			
Written Options	$ 7	$ 104	$ —

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
OTC = Over the Counter

Market Sector Diversification	
(as a % of net assets)	
Financials	26.2%
Information Technology	22.7%
Industrials	13.4%
Materials	9.1%
Consumer Discretionary	7.7%
Energy	6.7%
Consumer Staples	5.3%
Telecommunication Services	2.6%
Utilities	1.0%
Health Care	0.0%
Other+	5.3%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Ivy Small Cap Growth Fund



Below, Timothy Miller, CFA, portfolio manager of the Ivy Small Cap Growth Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2012. He has managed the Fund since 2010 and has 33 years of investment experience.

Timothy J. Miller

Fiscal Year Performance

For the 12 Months Ended March 31, 2012

Ivy Small Cap Growth Fund (Class A shares at new asset value)	-1.98%
Benchmark(s) and/or Lipper Category	
Russell 2000 Growth Index (generally reflects the performance of small-company growth stocks)	0.68%
Lipper Small-Cap Growth Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	0.74%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

A tale of two halves

For small-cap stocks, the 12 months ending March 31, 2012 was a bit of a roller coaster journey back to the start. The fiscal year commenced with the Russell 2000 Growth Index at 482 and ended at 480. In between, it was a tale of two halves with a sharp correction in the first six months, followed by a sharp recovery in the last.

Overall, the market had a more defensive tone, as the best performing sectors for the year were health care and consumer staples. The biggest laggards for the year were the more cyclically oriented energy and materials sectors. The economic factor weighing most heavily on the market continued to be the fiscal and debt crisis in Europe. The risk of another global recession brought on by a European credit crunch and fiscal restraint in China was leaning on the domestic market last spring. The U.S. economic data then turned south and we had a summer under market duress. The Federal Reserve (Fed) continued to "prime the pump" with record low interest rates and stimulative monetary policy providing stabilization to the economy. Operation Twist then pulled long rates down another notch and appeared to have helped turn the economy back up. Corresponding European Commission (EC) support to Europe stalled the onset of recession, and the markets responded favorably, rallying through the end of the fiscal year.

The two halves of the year also exhibited very different characteristics. The market correction through the summer was led down by small-cap stocks. Global recession fears weighed most heavily on the energy, materials and technology sectors. Earnings growth on a year-over-year basis hit bottom in the summer. As the domestic economy stabilized and investors' fears of recession eased, the market made a quick u-turn and rallied strongly through the fiscal year-end. The normal early cycle characteristics were in play, as lower-quality, high-risk stocks rallied the strongest. On a sector basis, consumer discretionary and technology surged, and energy and materials started off strong but faded in the final quarter of the fiscal year. Industrials similarly were very strong in the first part of the rally but underperformed in the last quarter.

Sources of strength, weakness

On a full 12-month basis, the Fund lagged its benchmark by a modest amount. The shortfall was attributed to the consumer staples and health care sector as well as losses from a protective hedge on a small portion of the Fund. The health care sector's underperformance was strictly a function of the weighting in the portfolio. The sector gained about 10 percent overall for the year compared to a flattish benchmark return.

The Fund performed well during three quarters of the fiscal year, but it was unable to fully recover from a particularly painful pothole in December. During the first-half correction phase of the market, the Fund performed well due to relative strength from a few large positions such as, Waste Connections, Inc. and Volcano Corporation, Inc., and a significant underweight position in the energy and materials groups.

Another contributor in first half of the fiscal year was the consumer staples sector, and, in particular, Diamond Foods, Inc. (no longer a holding of the Fund). Diamond proved to be an unexpected land mine; however, that detonated in the December. The company's accounting policies used for making payments to walnut growers became a source of controversy and triggered a short attack on the stock. The uncertainty was fueled by the company's decision not to publicly defend its position and to pass the review of its policies to the audit committee of the board of directors. The delay of the review, the lack of defense and the air of uncertainty led to the market pummeling the stock. The Fund thereby lagged the beginning of the market rally that occurred in December. Gains were made in the final quarter, but they were insufficient to make up the shortfall from the last of month of 2011.

The Fund's health care stocks were up approximately 17 percent for the year, but the weighting was significantly below the index. Contributing to the stock performance was ZOLL Medical Corp., which was acquired toward the end of the year at a nice premium by Volcano Corporation. Volcano Corporation continues to benefit from the success of its products that are used by vascular surgeons to assist in the placement and assessment of stent procedures.

The consumer discretionary segment of the Fund showed strong performance for the year. Gains from a number of the Fund's top positions, including Under Armour, Inc., Zumiez, Inc., Express, Inc. and Panera Bread Company accounted for the performance. The domestic consumer proved to be resilient in 2011, and each of these companies is gaining consumer wallet share due to brand positioning, product performance and service.

The technology sector remains the largest weighting in the portfolio. The Fund's performance in this sector nearly matched the benchmark with slightly better stock selection offset by a large overweight position. The sector lost about 4 percent for the year. Electronic equipment, semiconductors, and software stocks all contributed positively and were offset by losses in the Internet and communications equipment industries.

The consumer internet space suffered due to unexpected competitive pressures that impacted both Shutterfly, Inc. and Ancestry.com, Inc. (no longer holdings of the Fund). Communications equipment stocks, including Acme Packet, Inc. and Aruba Networks, Inc. have been strong performers for the Fund but over the past year were impacted by a spending contraction from major carrier customers such as AT&T, Inc. and Verizon Communications, Inc. On the positive side, the Fund's large position in OSI Systems, Inc. continues to perform due to the success of its security systems business and a new product cycle in health care products. The Fund's positions in the SAAS (software as a service) software segment were a mixed bag for the year but netted a positive return, led by Ultimate Software Group, Inc. and Netsuite, Inc. Finally, semiconductor stocks outperformed with the help of a buyout of Netlogic Microsystems, Inc. (no longer a holding of the Fund).

The outlook

There are myriad important moving parts in the macro outlook that make it difficult to forecast future performance, from the continuing debt crisis in Europe to the election in the U.S. to the slowdown in China. We believe the domestic economy, however, seems to be in a sustainable growth mode, even if it is a muted recovery. As a result, small-cap stocks could be an attractive asset for investors because these companies tend to be concentrated in North America. We have emphasized companies that have the vast majority of revenues in this region. For example, we think the domestic financials sector (banks, asset managers and specialty finance companies) is poised to show accelerating growth over the next year. Similarly, many small-cap services companies serving primarily domestic customers are experiencing

healthy demand trends. And, as mentioned above, the consumer discretionary sector, including retail, restaurant, hotel, and leisure, remains an attractive domestic recovery play.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Investing in small-cap stocks may carry more risk than investing in stocks of larger, more well-established companies. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Small Cap Growth Fund.

Ivy Small Cap Growth Fund

Asset Allocation

Stocks	**98.9%**
Information Technology	33.9%
Industrials	18.0%
Consumer Discretionary	14.6%
Financials	14.4%
Health Care	12.5%
Consumer Staples	3.1%
Energy	2.4%
Cash and Cash Equivalents	**1.1%**

Lipper Rankings

Category: Lipper Small-Cap Growth Funds	Rank	Percentile
1 Year	383/498	77
3 Year	182/437	42
5 Year	47/386	13
10 Year	50/250	20

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
OSI Systems, Inc.	Information Technology
SVB Financial Group	Financials
Zumiez Inc.	Consumer Discretionary
MICROS Systems, Inc.	Information Technology
Westinghouse Air Brake Technologies Corporation	Industrials
Volcano Corporation	Health Care
Panera Bread Company, Class A	Consumer Discretionary
Ultimate Software Group, Inc. (The)	Information Technology
Affiliated Managers Group, Inc.	Financials
Under Armour, Inc., Class A	Consumer Discretionary

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Small Cap Growth Fund



	Value
Ivy Small Cap Growth Fund, Class A Shares[1]	$18,682
Russell 2000 Growth Index	$17,882
Lipper Small-Cap Growth Funds Universe Average	$17,784

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) *The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.*

Average Annual Total Return[2]	Class A	Class B	Class C	Class E	Class I	Class R	Class Y
1-year period ended 3-31-12	-7.62%	-6.78%	-2.67%	-7.68%	-1.54%	-2.11%	-1.75%
5-year period ended 3-31-12	5.03%	5.00%	5.58%	—	—	6.25%	6.56%
10-year period ended 3-31-12	6.45%	5.99%	6.34%	—	—	—	7.33%
Since inception of Class[3] through 3-31-12	—	—	—	4.82%	7.08%	6.35%	—

(2) *Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R and Class Y shares are not subject to sales charges.*

(3) *4-2-07 for Class E and Class I shares and 12-29-05 for Class R shares (the date on which shares were first acquired by shareholders).*

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy Small Cap Growth Fund (in thousands) MARCH 31, 2012

COMMON STOCKS	Shares	Value
Air Freight & Logistics – 2.0%		
Hub Group, Inc. (A)	426	$ 15,338
Apparel Retail – 5.6%		
Express, Inc. (A)	684	17,074
Zumiez Inc. (A)	739	26,685
		43,759
Apparel, Accessories & Luxury Goods – 3.4%		
Quiksilver, Inc. (A)	1,156	4,671
Under Armour, Inc., Class A (A)	229	21,551
		26,222
Application Software – 11.0%		
ACI Worldwide, Inc. (A)	453	18,258
Qlik Technologies Inc. (A)	562	17,978
SS&C Technologies Holdings, Inc. (A)	305	7,118
Synchronoss Technologies, Inc. (A)	401	12,784
Tangoe, Inc. (A)	142	2,675
Tyler Technologies, Inc. (A)	83	3,188
Ultimate Software Group, Inc. (The) (A)	324	23,706
		85,707
Asset Management & Custody Banks – 4.2%		
Affiliated Managers Group, Inc. (A)	195	21,848
Safeguard Scientifics, Inc. (A)	628	10,808
		32,656
Biotechnology – 3.5%		
Cepheid (A)	192	8,027
Incyte Corporation (A)	1,006	19,412
		27,439
Brewers – 0.6%		
Boston Beer Company, Inc. (The), Class A (A)	40	4,314
Communications Equipment – 3.8%		
Acme Packet, Inc. (A)	182	4,995
Aruba Networks, Inc. (A)	680	15,159
Finisar Corporation (A)	479	9,658
		29,812
Construction & Farm Machinery & Heavy Trucks – 3.2%		
Westinghouse Air Brake Technologies Corporation	334	25,166
Consumer Finance – 1.8%		
First Cash Financial Services, Inc. (A)	318	13,627
Data Processing & Outsourced Services – 1.8%		
Jack Henry & Associates, Inc.	418	14,245
Diversified Support Services – 2.1%		
Portfolio Recovery Associates, Inc. (A)	230	16,509
Electronic Equipment & Instruments – 4.5%		
OSI Systems, Inc. (A)	570	34,944
Electronic Manufacturing Services – 1.3%		
IPG Photonics Corporation (A)	196	10,191
Environmental & Facilities Services – 3.5%		
Team, Inc. (A)	338	10,449
Waste Connections, Inc.	506	16,453
		26,902
Food Distributors – 2.5%		
United Natural Foods, Inc. (A)	429	20,036
Health Care Equipment – 5.9%		
DexCom, Inc. (A)	607	$ 6,331
Volcano Corporation (A)	850	24,089
ZOLL Medical Corporation (A)	166	15,414
		45,834
Health Care Facilities – 1.9%		
Community Health Systems, Inc. (A)	280	6,229
LifePoint Hospitals, Inc. (A)	209	8,251
		14,480
Health Care Technology – 1.2%		
athenahealth, Inc. (A)	124	9,183
Human Resource & Employment Services – 1.1%		
Kforce Inc. (A)	583	8,679
Internet Retail – 0.1%		
CafePress Inc. (A)	41	785
Internet Software & Services – 2.2%		
Demandware, Inc. (A)	102	3,043
Dice Holdings, Inc. (A)	885	8,258
ExactTarget, Inc. (A)	74	1,921
Synacor, Inc. (A)	172	1,297
Vocus, Inc. (A)	178	2,360
		16,879
Leisure Facilities – 1.8%		
Vail Resorts, Inc.	329	14,247
Office Services & Supplies – 1.1%		
United Stationers Inc.	277	8,605
Oil & Gas Equipment & Services – 1.6%		
Dril-Quip, Inc. (A)	183	11,880
Oil & Gas Exploration & Production – 0.8%		
Oasis Petroleum LLC (A)	107	3,298
Rosetta Resources Inc. (A)	66	3,199
		6,497
Regional Banks – 7.2%		
Bank of the Ozarks, Inc.	326	10,200
Signature Bank (A)	190	11,965
SVB Financial Group (A)	440	28,304
UMB Financial Corporation	142	6,361
		56,830
Research & Consulting Services – 0.7%		
CoStar Group, Inc. (A)	77	5,296
Restaurants – 3.7%		
BJ's Restaurants, Inc. (A)	94	4,738
Panera Bread Company, Class A (A)	147	23,720
		28,458
Semiconductors – 4.2%		
Cavium Inc. (A)	359	11,098
Power Integrations, Inc.	115	4,276
Semtech Corporation (A)	607	17,284
		32,658
Specialized REITs – 1.2%		
Strategic Hotels & Resorts, Inc. (A)	1,373	9,033

COMMON STOCKS (Continued)	Shares	Value
Systems Software – 5.1%		
MICROS Systems, Inc. (A)	465	25,726
NetSuite Inc. (A)	276	13,870
		39,596
Trading Companies & Distributors – 1.8%		
Watsco, Inc.	192	14,203
Trucking – 2.5%		
Landstar System, Inc.	340	$ 19,642
TOTAL COMMON STOCKS – 98.9%		**$769,652**

(Cost: $588,153)

SHORT-TERM SECURITIES	Principal	
Commercial Paper – 1.2%		
John Deere Financial Limited (GTD by John Deere Capital Corporation),		
0.110%, 4–11–12 (B)	$5,000	5,000
Sara Lee Corporation,		
0.320%, 4–2–12 (B)	4,182	4,182
		9,182

SHORT-TERM SECURITIES (Continued)	Principal	Value
Master Note – 0.0%		
Toyota Motor Credit Corporation,		
0.131%, 4–2–12 (C)	$ 110	$ 110
TOTAL SHORT-TERM SECURITIES – 1.2%		**$ 9,292**
(Cost: $9,292)		
TOTAL INVESTMENT SECURITIES – 100.1%		**$778,944**
(Cost: $597,445)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.1%)		(914)
NET ASSETS – 100.0%		**$778,030**

Notes to Schedule of Investments

The following total return swap agreements were outstanding at March 31, 2012:

Counterparty	Notional Amount	Underlying Security/Index	Termination Date	Financing Fee#	Unrealized Appreciation
JP Morgan Securities LLC	9,741	Biotech Custom Index	4–12–12	LIBOR less 0.400%	$411

#The Fund pays the financing fee multiplied by the notional amount each month. On the termination date of the swap contracts, the Fund will pay/receive the return of the underlying index.

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at March 31, 2012.

(C)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2012. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2012. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$769,652	$ —	$ —
Short-Term Securities	—	9,292	—
Total	$769,652	$9,292	$ —
Swap Agreements	$ —	$ 411	$ —

The following acronyms are used throughout this schedule:

GTD = Guaranteed
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

Ivy Small Cap Value Fund



Christopher J. Parker, CFA, became portfolio manager of Ivy Small Cap Value Fund on September 1, 2011. Prior to that date, the Fund had been managed by Matthew T. Norris, CFA, since 2010. Below, Mr. Parker discusses positioning, performance and results for the fiscal year ended March 31, 2012. He has 15 years of industry experience.

Christopher J. Parker

Fiscal year Performance

For the 12 Months Ended March 31, 2012	
Ivy Small Cap Value Fund (Class A shares at net asset value)	**-8.06%**
Benchmark(s) and/or Lipper Category	
Russell 2000 Value Index	**-1.07%**
(generally reflects the performance of small-company value-style stocks)	
Lipper Small-Cap Value Funds Universe Average	**-0.34%**
(generally reflects the performance of the universe of funds with similar investment objectives)	

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

Challenging year for stock pickers

The past year was a difficult period to say the least. Volatility within small-cap stocks was unusually high as financial markets in general lurched up and down with great gusto depending on the ebbs and flows of Greek debt restructuring or U.S. budgetary woes, not to mention percolating fears of the potential for a double dip in the U.S. economy. Furthermore, with market participants intensely focused on a few key issues, correlations for the first part of the past 12 months were at near-record levels. Additionally, the Arab Spring, while likely a significant long-run positive, had a short-run effect of increases in the price of oil. More recently, concerns with respect to Iran have kept prices high due to the potential for supply disruption. All told, this was a more difficult environment than usual to pick stocks.

The Fund had a very disappointing year, both from an absolute perspective and relative to its benchmark and peer group. The bulk of this underperformance was related to poor stock selection, although the timing of when the Fund was more fully invested (held less cash) and less fully invested (held more cash) also was a drag on performance. In a rising market, holding any amount of cash can weigh down a portfolio.

The portfolio is managed from a bottom-up perspective. It focuses on investments that we believe are significantly undervalued for one reason or another, often notably under-earning relative to the true earnings power of the underlying business. Typically, these investments require some sort of catalyst to show improvement.

Sources of weakness, strength

Over the past year, our misses outnumbered our hits. Key detractors from performance included AAR Corp., which experienced weakness in two of its businesses over the past few quarters. Community Health Systems, Inc. underperformed as concerns about a government investigation caused the multiple applied to the company to deteriorate and volumes at the company's hospital to weaken. At this point, the Fund continues to own shares of Community Health as the cause of this investigation appears to be of limited impact and volumes are improving. This leads us to believe that volumes, earnings and the company's multiple could show improvement.

On a more positive note, the Fund benefitted from Eastman Chemical Company's acquisition of Solutia, Inc. (sold holding during the period). The Fund also saw a strong contribution from Triumph Group, as the company experienced improvements in its aerospace businesses and made progress successfully integrating its acquisition of Vought Aircraft. Targa Resources Partners, LP and Dean Foods Company also positively impacted Fund performance.

While the Fund is not managed using a top-down or sector-driven style, it is somewhat helpful to discuss these factors when evaluating performance over the past year. During this time period, the Fund was significantly underweight in financials, industrials and technology. In the case of financials, we felt and continue to feel that the earnings power of many companies in this sector will be well below historical norms over the next several years due to an ongoing regulatory overhaul and the impact of a persistently low interest rate policy that appears likely over that time horizon. However, many of these stocks are being valued as though they will return to their previous level of earnings power in the near future. Thus, as we review individual ideas for additions to the portfolio, it has been difficult to find many ideas that meet our criteria.

Within the industrials sector, companies have done well managing cost structures and operations to lower levels of demand. As a result, margins for these companies are often at record levels. While these margins may be sustainable for some length of time, in evaluating many companies and sub-sectors in this space, we believe that many of these companies are over-earning and thus do not fit our investment criteria. We continue to look for compelling company-specific opportunities in each of these sectors; however, given the dynamics mentioned above we have found it difficult to find enough suitable ideas to be equal or overweight from a sector perspective.

In the past year, this discipline paid off in industrials, as this was one of the weaker performing sectors in 2011. Financials was a different story. The financials sector performed well against the overall Russell 2000 value index, and our picks within that sector were poor. Specifically, the Fund experienced poor performance from American Capital Agency Corp, Invesco Mortgage Capital, Inc. and Piper Jaffray Companies (no longer holdings of the Fund). The Fund owned these companies based on a view that financial assets and financial market activity would continue to improve over the course of the year. This improvement did not occur. In the case of Piper Jaffray, investment banking and trading volumes both weakened greater than anticipated.

We are hopeful that equity market performance as a whole will show improvement versus the prior year, though we also recognize that the road ahead has many of the same signposts we have seen during the past year.

Improvement continues

The U.S. economy continues to improve. Recently, the pace of that improvement has picked up to such a degree that several indicators, such as employment growth, have moved to their highest levels since the recession. Additionally, several of the most severely impacted areas of the economy, such as housing and commercial construction, appear to show signs of stabilization and improvement. Overseas, China has shifted from policies focused on constraining inflation to policies that appear more balanced between growth and price stability. In Europe, actions taken by European governments have reduced the odds of a meaningful liquidity crisis. In short, we believe a lot of progress has been made on some key issues, and there are certainly reasons to be optimistic.

However, the U.S. fiscal situation remains problematic, and a resolution that does more than simply kick an ever larger can down an even more treacherous road appears unlikely before the 2012 elections. This factor could cause not only volatility in financial markets and sentiment, but it also poses the risk of injecting further uncertainty in corporate decisions. The divide between the two sides is so great, and the willingness to compromise for the greater good is so lacking, that corporations at the margin may change their approach to hiring and investment by waiting until later in the year when there is greater clarity regarding the outcome of the election and the direction of fiscal policy.

Additionally, in the early part of 2013, several items, including the expiration of the Bush tax cuts, sequestration cuts, the debt ceiling debate and more, loom large. If unaddressed, we believe these factors could drive a sharp reduction in spending power early next year.

Overall, we are of the view that corporations will show growth, although perhaps not at the pace demonstrated in the past couple years. We also think stock selection will play a more critical role in performance as correlations decline and individual company drivers become a greater key to performance. In many areas, such as housing and home renovation-related stocks, we continue to see significant skepticism regarding the likelihood of a meaningful improvement in the pace of business. Additionally, we are seeing more timely opportunities in more late-stage businesses. These businesses have been depressed for a sufficient period of time that investors have re-based expectations to current earnings levels — which in many cases are far below the true earnings power of those companies.

Outlook

In short, we are cautiously optimistic about improvements in the core economy and in corporate earnings. Although we remain in an environment where the behavior of politicians and governments could likely have a possibly outsized influence on fundamentals, we will continue to focus on company-specific opportunities and hope to do a far better job in the coming year than the last in this regard.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

Past performance is no guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Investing in small-cap stocks may carry more risk than investing in stocks of larger, more established companies. Value stocks are stocks of companies that may have experienced adverse business or industry developments, or may be subject to special risks that have caused the stocks to be out of favor and, in the opinion of the Fund's manager, undervalued. The value of a security believed by the Fund's manager to be undervalued may never reach what the manager believes to be its full value, or such security's value may decrease. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Small Cap Value Fund.

Ivy Small Cap Value Fund

ALL DATA IS AS OF MARCH 31, 2012 (UNAUDITED)

Asset Allocation

Stocks	91.7%
Consumer Discretionary	27.4%
Financials	19.7%
Energy	10.7%
Materials	9.6%
Industrials	7.9%
Information Technology	5.5%
Consumer Staples	3.8%
Health Care	3.8%
Utilities	3.3%
Cash and Cash Equivalents	**8.3%**

Lipper Rankings

Category: Lipper Small-Cap Value Funds	Rank	Percentile
1 Year	297/311	96
3 Year	253/257	99
5 Year	115/230	50
10 Year	111/127	87

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
Atlas Pipeline Partners, L.P.	Energy
Cinemark Holdings, Inc.	Consumer Discretionary
Triumph Group, Inc.	Industrials
Visteon Corporation	Consumer Discretionary
Boise Inc.	Materials
AnnTaylor Stores Corporation	Consumer Discretionary
Community Health Systems, Inc.	Health Care
Valassis Communications, Inc.	Consumer Discretionary
Belo Corp., Class A	Consumer Discretionary
Endurance Specialty Holdings Ltd.	Financials

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Small Cap Value Fund

(UNAUDITED)



$30,000
$20,000
$10,000
$0
Ivy Small Cap Value Fund, Class A Shares(1) $20,666
Russell 2000 Value $22,706
Lipper Small-Cap Value Funds Universe Average. $24,185
7-31 2002
7-31 2003
3-31 2004
3-31 2005
3-31 2006
3-31 2007
3-31 2008
3-31 2009
3-31 2010
3-31 2011
3-31 2012

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A	Class B	Class C	Class E(3)	Class I	Class Y
1-year period ended 3-31-12	-13.35%	-12.32%	-8.80%	-12.99%	-7.59%	-7.87%
5-year period ended 3-31-12	0.54%	0.41%	0.94%	—	—	2.10%
10-year period ended 3-31-12	4.85%	—	—	—	—	—
Since inception of Class(4) through 3-31-12	—	4.83%	5.19%	1.03%	2.45%	6.38%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I and Class Y shares are not subject to sales charges.

(3)Class E shares are not currently available for investment.

(4)12-8-03 for Class B, Class C and Class Y shares and 4-2-07 for Class E and Class I shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

The Advantus Venture Fund merged into the Ivy Small Cap Value Fund on December 8, 2003. The performance shown for periods prior to this date is that of the Advantus Venture Fund Class A shares, restated to reflect current sales charges applicable to Ivy Small Cap Value Fund Class A shares. Performance has not been restated to reflect the fees and expenses applicable to the Ivy Small Cap Value Fund. If these expenses were reflected, performance shown would differ.

Ivy Small Cap Value Fund *(in thousands)* MARCH 31, 2012

COMMON STOCKS	Shares	Value
Aerospace & Defense – 4.1%		
AAR Corp.	221	$ 4,030
Triumph Group, Inc.	113	7,056
		11,086
Apparel Retail – 3.5%		
AnnTaylor Stores Corporation (A)	216	6,175
Payless ShoeSource, Inc. (A)	160	3,153
		9,328
Apparel, Accessories & Luxury Goods – 4.0%		
Jones Apparel Group, Inc.	424	5,319
Warnaco Group, Inc. (The) (A)	92	5,344
		10,663
Auto Parts & Equipment – 5.7%		
Dana Holding Corporation	256	3,962
Tenneco Automotive Inc. (A)	120	4,462
Visteon Corporation (A)	124	6,577
		15,001
Broadcasting – 3.7%		
Belo Corp., Class A	812	5,823
Entercom Communications Corp. (A)	620	4,022
		9,845
Construction & Farm Machinery & Heavy Trucks – 0.5%		
Accuride Corporation (A)	139	1,211
Data Processing & Outsourced Services – 1.3%		
CoreLogic Inc. (A)	214	3,488
Electric Utilities – 1.8%		
NV Energy, Inc.	302	4,870
Food Retail – 1.3%		
Roundy's Supermarkets, Inc. (A)	314	3,361
Forest Products – 1.8%		
Louisiana-Pacific Corporation (A)	513	4,794
Gas Utilities – 1.5%		
Southwest Gas Corporation	92	3,939
Health Care Facilities – 3.8%		
Community Health Systems, Inc. (A)	269	5,979
LifePoint Hospitals, Inc. (A)	105	4,125
		10,104
Homebuilding – 1.2%		
M.D.C. Holdings, Inc.	128	3,299
Hotels, Resorts & Cruise Lines – 1.7%		
Gaylord Entertainment Company (A)	144	4,435
Movies & Entertainment – 2.8%		
Cinemark Holdings, Inc.	338	7,423
Office REITs – 2.0%		
Lexington Corporation Properties Trust	600	5,397
Oil & Gas Equipment & Services – 1.7%		
Superior Energy Services, Inc. (A)	170	4,479

COMMON STOCKS (Continued)	Shares	Value
Oil & Gas Exploration & Production – 1.9%		
EV Energy Partners, L.P.	71	$ 4,962
Oil & Gas Storage & Transportation – 7.1%		
Atlas Pipeline Partners, L.P.	214	7,577
MarkWest Energy Partners, L.P.	70	4,092
Regency Energy Partners LP	133	3,268
Targa Resources Corp.	92	4,177
		19,114
Packaged Foods & Meats – 1.6%		
Dean Foods Company (A)	356	4,305
Paper Packaging – 2.4%		
Boise Inc.	783	6,432
Personal Products – 0.9%		
Inter Parfums, Inc.	161	2,523
Property & Casualty Insurance – 2.6%		
Argo Group International Holdings, Ltd.	164	4,898
SeaBright Insurance Holdings, Inc.	237	2,151
		7,049
Publishing – 4.8%		
E. W. Scripps Company (The) (A)	442	4,360
Valassis Communications, Inc. (A)	255	5,869
Washington Post Company, Class B (The)	7	2,690
		12,919
Regional Banks – 4.4%		
Bank of Marin Bancorp	80	3,058
First Horizon National Corporation	557	5,780
Wintrust Financial Corporation	79	2,827
		11,665
Reinsurance – 4.3%		
Endurance Specialty Holdings Ltd.	143	5,819
Reinsurance Group of America, Incorporated	96	5,685
		11,504
Residential REITs – 1.3%		
Campus Crest Communities, Inc.	300	3,493
Semiconductors – 2.7%		
Freescale Semiconductor, Inc. (A)	354	5,450
Spansion Inc. (A)	142	1,728
		7,178
Specialized REITs – 1.9%		
Strategic Hotels & Resorts, Inc. (A)	760	4,998
Specialty Chemicals – 5.4%		
Ashland Inc.	80	4,873
Cytec Industries Inc.	71	4,298
RPM International Inc.	202	5,292
		14,463
Technology Distributors – 1.5%		
Insight Enterprises, Inc. (A)	186	4,068
Thrifts & Mortgage Finance – 1.9%		
Capitol Federal Financial	430	5,097

Ivy Small Cap Value Fund *(in thousands)*

COMMON STOCKS (Continued)	Shares	Value
Trucking – 3.3%		
Marten Transport, Ltd.	189	$ 4,162
Werner Enterprises, Inc.	182	4,517
		8,679
TOTAL COMMON STOCKS – 90.4%		**$241,172**
(Cost: $212,604)		
INVESTMENT FUNDS		
Asset Management & Custody Banks – 1.3%		
THL Credit, Inc.	264	3,394
TOTAL INVESTMENT FUNDS – 1.3%		**$ 3,394**
(Cost: $3,396)		

SHORT–TERM SECURITIES	Principal	
Commercial Paper – 3.3%		
Colgate-Palmolive Company,		
0.100%, 4–12–12 (B)	$2,000	2,000
Illinois Tool Works Inc.,		
0.150%, 4–2–12 (B)	4,000	4,000
Wisconsin Electric Power Co.,		
0.150%, 4–3–12 (B)	3,000	3,000
		9,000
Master Note – 1.6%		
Toyota Motor Credit Corporation, ...		
0.131%, 4–2–12 (C)	4,371	4,371

SHORT–TERM SECURITIES (Continued)	Principal	Value
Municipal Obligations – Taxable – 4.7%		
MS Business Fin Corp, Gulf Opp Zone Indl Dev Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 2007B (GTD by Chevron Corporation), 0.180%, 4–3–12 (C)	$1,500	$ 1,500
MS Business Fin Corp, Gulf Opp Zone Indl Dev Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 2010J (GTD by Chevron Corporation), 0.190%, 4–3–12 (C)	6,500	6,500
The Indl Dev Auth of Phoenix, AZ, Adj Mode Multifam Hsng Rev Rfdg Bonds (Paradise Lakes Apt Proj), Ser 2007A (GTD by Wachovia Bank, N.A.), 0.180%, 4–5–12 (C)	4,386	4,386
		12,386
TOTAL SHORT–TERM SECURITIES – 9.6%		**$ 25,757**
(Cost: $25,757)		
TOTAL INVESTMENT SECURITIES – 101.3%		**$270,323**
(Cost: $241,757)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (1.3%)		(3,364)
NET ASSETS – 100.0%		**$266,959**

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Rate shown is the yield to maturity at March 31, 2012.

(C) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2012. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2012. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$241,172	$ —	$ —
Investment Funds	3,394	—	—
Short-Term Securities	—	25,757	—
Total	$244,566	$25,757	$ —

The following acronyms are used throughout this schedule:

GTD = Guaranteed
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

Ivy Tax-Managed Equity Fund



Below, Sarah C. Ross, CFA, portfolio manager of the Ivy Tax-Managed Equity Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2012. Ms. Ross has managed the Fund since its inception and has 16 years of industry experience.

Sarah C. Ross

Fiscal Year Performance

For the 12 Months Ended March 31, 2012

Ivy Tax-Managed Equity Fund (Class A shares at net asset value)	8.23%

Benchmark(s) and/or Lipper Category

Russell 1000 Growth Index (generally reflects the performance of securities that represent the large-cap growth market)	11.02%
Lipper Large-Cap Growth Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	8.39%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

Once lost, now recovering

U.S. equity markets finished the year ended March 31, 2012 in positive territory, but not without significant volatility during the time period. The benchmark experienced a rapid decline in the July/August timeframe, followed by a strong rally that began in October and continued through quarter end. It appears for now that global central banks have engineered an appropriate response to the European Union's (EU) banking crisis. As global economies are interconnected through the liability side of the EU bank balance sheet, a positive outcome of the crisis could produce a positive outcome in equities around the world. In addition, we believe the strength of U.S. corporate balance sheets, sustained slow profit growth and improving economic data have all contributed to the positive revaluation of the domestic stock market. Since the last recession and subsequent recovery, many areas of the financial markets have recovered the performance and valuation characteristics that were lost during the last downturn. Equities, and in particular growth equities, have not yet recovered to past valuation levels, while the strength of the corporate sector from which profits are generated has dramatically changed for the better.

Correlation remained high through calendar year 2011 with global economic events overwhelming individual company fundamentals. European sovereign debt concerns, slowing emerging market growth rates and U.S. economic data all contributed to changing macro sentiment throughout the year, creating a challenging environment for stock pickers during the period. For most of 2011, high-quality, large-cap companies with strong balance sheets generally performed better than smaller, more leveraged businesses. The energy sector was the most notable laggard during the period, while the information technology, consumer discretionary, consumer staples and health care sectors showed strong performance.

Sources of strength, weakness

The Fund had positive absolute performance for the period, but underperformed the benchmark for the year ended March 31, 2012. An overweight position in the strong performing consumer discretionary sector, strong stock selection and an underweight position in materials helped performance in the time period. However, this performance was offset by poor stock selection in the technology and energy sectors, particularly from key oil services stocks which underperformed. Cash was an additional drag during the year as holding any amount of cash in a rising market can weigh down a portfolio. Starbucks Corporation, Apple. Inc. and CBS Corporation were all strong performers in the period, while Halliburton Company and Schlumberger Limited were detractors.

With corporate margins at record highs, we reduced some cyclicality in the portfolio throughout the year, while increasing exposure in consumer staples. The Fund's primary sectors of emphasis remain the consumer discretionary and technology sectors, which still appear well positioned to benefit from company-specific product cycles and strong global brands.

For some time, we have observed and commented on several anomalies in the markets. Corporate profits were high and balance sheets were in great shape. However, equities were not being rewarded, while fixed income markets were valued too richly. We reasoned that growth stocks could do very well, simply with the absence of a calamity. We were looking for some degree of confidence that a calamity would not occur and in late 2011, the efforts by the European Central Bank (ECB) to stabilize the banking system went a long way toward calming market fears. With the worst case scenario for Europe less likely following the ECB liquidity injections, it appears that valuations of growth stocks have started to be rewarded.

Looking ahead, we believe strong U.S. corporate balance sheets and profitability will face some headwinds from slowing global growth. Despite stabilization by the ECB, we also think parts of Europe will still likely be in recession with no growth for quite some time; emerging market gross domestic product (GDP) growth is slowing; and the U.S. economy may only grow 2 to 3 percent per year, resulting in only modest profit growth for the foreseeable future. Growth stocks have been a favored asset class in recent months, and this may continue to be the case as we believe true structural growers are best positioned to navigate the slow-growth economic landscape we expect.

The outlook

We continue to focus the portfolio around structurally advantaged companies with unique product cycles, funded by great balance sheets and operating in attractive end markets. In addition, to our continued objective to seek out companies that provide growth of capital while minimizing taxable gains and income to shareholders, we'll also focus on brands, balance sheets and big market opportunities over the next 12 months. We think that companies possessing these traits could overwhelm the occasional shocks that may occur from exogenous sources, such as the EU banking system.

We expect many bumps along the road, and the potential exists for ongoing sovereign debt concerns to intermittently cause market correction. Nevertheless, we believe companies that can grow in these tough times will continue to be revalued higher, which is a trend we feel can continue for some time to come as growth equities move back in favor.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Tax-Managed Equity Fund.

Ivy Tax-Managed Equity Fund

Asset Allocation

Stocks	**91.8%**
Information Technology	33.7%
Consumer Discretionary	21.9%
Consumer Staples	10.2%
Industrials	6.4%
Energy	6.2%
Health Care	5.6%
Materials	4.0%
Financials	3.8%
Cash and Cash Equivalents	**8.2%**

Lipper Rankings

Category: Lipper Large-Cap Growth Funds	Rank	Percentile
1 Year	357/750	48

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
Apple Inc.	Information Technology
Starbucks Corporation	Consumer Discretionary
Allergan, Inc.	Health Care
Las Vegas Sands, Inc.	Consumer Discretionary
Precision Castparts Corp.	Industrials
MasterCard Incorporated, Class A	Information Technology
Philip Morris International Inc.	Consumer Staples
QUALCOMM Incorporated	Information Technology
Intuit Inc.	Information Technology
NIKE, Inc., Class B	Consumer Discretionary

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Tax-Managed Equity Fund

(UNAUDITED)


$20,000
$15,000
$10,000
$5,000
$0
Ivy Tax-Managed Equity Fund, Class A Shares(1) $14,378
Russell 1000 Growth Index $17,448
Lipper Large-Cap Growth Funds Universe Average(2) $16,137
5-18 2009
6-30 2009
9-30 2009
12-31 2009
3-31 2010
3-31 2011
3-31 2012

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

(2)Because the Fund commenced operations on a date other than at the end of a month, and partial month calculations of the performance of the above index (including income) is not available, investment in the index was effected as of May 31, 2009.

Average Annual Total Return[3]	Class A	Class B	Class C	Class I[6]	Class Y[4]
1-year period ended 3-31-12	2.01%	3.58%	7.49%	8.59%	8.31%
5-year period ended 3-31-12	—	—	—	5.22%	—
10-year period ended 3-31-12	—	—	—	6.47%	—
Since inception of Class[5] through 3-31-12	13.48%	14.33%	15.11%	—	15.88%

(3)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I and Class Y shares are not subject to sales charges.

(4)The return shown for Class Y is hypothetical, because there were no shares or assets for the period from July 28, 2009 through October 7, 2009. Class A data has been substituted for Class Y data during that period.

(5)5-18-09 for Class A, Class B, Class C and Class Y shares (the date on which shares were first acquired by shareholders).

(6)The Class Y shares of Waddell & Reed Advisors Tax-Managed Equity Fund were reorganized as the Class I shares of Ivy Tax-Managed Equity Fund on May 18, 2009. The performance shown for periods prior to this date is that of the Class Y shares of Waddell & Reed Advisors Tax-Managed Equity Fund. Performance has not been restated to reflect the estimated annual operating expenses of the Ivy Tax-Managed Equity Fund. If those expenses were reflected, performance shown would differ.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Before- and After-Tax Returns[1]	1-year period ended 3-31-12	5-year period ended 3-31-12	10-year period ended 3-31-12	Since inception of Class[2] through 3-31-12
Class A				
Before Taxes	2.01%	—	—	13.48%
After Taxes on Distributions	2.01%	—	—	13.48%
After Taxes on Distributions and Sale of Fund Shares	1.31%[3]	—	—	11.65%
Class B				
Before Taxes	3.58%	—	—	14.33%
After Taxes on Distributions	3.58%	—	—	14.33%
After Taxes on Distributions and Sale of Fund Shares	2.33%[3]	—	—	12.39%
Class C				
Before Taxes	7.49%	—	—	15.11%
After Taxes on Distributions	7.49%	—	—	15.11%
After Taxes on Distributions and Sale of Fund Shares	4.87%	—	—	13.07%
Class I[5]				
Before Taxes	8.59%	5.22%	6.47%	—
After Taxes on Distributions	8.59%	5.22%	6.47%	—
After Taxes on Distributions and Sale of Fund Shares	5.59%	4.50%	5.70%	—
Class Y[4]				
Before Taxes	8.31%	—	—	15.88%
After Taxes on Distributions	8.31%	—	—	15.88%
After Taxes on Distributions and Sale of Fund Shares	5.40%	—	—	13.75%
Russell 1000 Growth Index	11.02%	5.10%	4.28%	—

(1) Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I and Class Y shares are not subject to sales charges.

(2) 5-18-09 for Class A, Class B, Class C and Class Y shares (the date on which shares were first acquired by shareholders).

(3) After-tax returns may be better than before-tax returns due to an assumed tax benefit from losses on a sale of the Fund's shares at the end of the period.

(4) The return shown for Class Y is hypothetical because there were no shares or assets for the period from July 28, 2009 through October 7, 2009. Class A data has been substituted for Class Y data during that period.

(5) The Class Y shares of Waddell & Reed Advisors Tax-Managed Equity Fund were reorganized as the Class I shares of Ivy Tax-Managed Equity Fund on May 18, 2009. The performance shown for periods prior to this date is that of the Class Y shares of Waddell & Reed Advisors Tax-Managed Equity Fund. Performance has not been restated to reflect the estimated annual operating expenses of the Ivy Tax-Managed Equity Fund. If those expenses were reflected, performance shown would differ.

The table above shows average annual returns on a before-tax and after-tax basis. Returns Before Taxes shows the actual change in the value of the Fund shares over the periods shown, but does not reflect the impact of taxes on Fund distributions or the sale of Fund shares. The two after-tax returns take into account taxes that may be associated with owning Fund shares. Returns After Taxes on Distributions is the Fund's actual performance, adjusted by the effect of taxes on distributions made by the Fund during the period shown. Returns After Taxes on Distributions and Sale of Fund Shares is further adjusted to reflect the tax impact on any change in the value of Fund shares as if they had been sold on the last day of the period.

After-tax returns are calculated using the historical highest individual Federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. After-tax returns are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts, or to shares held by non-taxable entities.

Ivy Tax-Managed Equity Fund *(in thousands)*

COMMON STOCKS	Shares	Value
Aerospace & Defense – 5.7%		
Boeing Company (The)	6	$ 436
Precision Castparts Corp.	4	626
		1,062
Application Software – 3.0%		
Intuit Inc.	9	513
salesforce.com, inc. (A)	—*	51
		564
Asset Management & Custody Banks – 2.0%		
T. Rowe Price Group, Inc.	6	372
Auto Parts & Equipment – 2.2%		
BorgWarner Inc. (A)	3	216
Gentex Corporation	8	189
		405
Automotive Retail – 1.0%		
AutoZone, Inc. (A)	1	193
Broadcasting – 3.2%		
CBS Corporation, Class B	14	471
Discovery Holding Company, Class A (A)	3	133
		604
Casinos & Gaming – 4.4%		
Las Vegas Sands, Inc.	11	641
Wynn Resorts, Limited	1	179
		820
Communications Equipment – 2.9%		
QUALCOMM Incorporated	8	537
Computer Hardware – 8.9%		
Apple Inc. (A)	3	1,667
Computer Storage & Peripherals – 1.2%		
NetApp, Inc. (A)	5	222
Consumer Finance – 1.8%		
American Express Company	6	330
Data Processing & Outsourced Services – 5.5%		
MasterCard Incorporated, Class A	1	606
Visa Inc., Class A	4	414
		1,020
Fertilizers & Agricultural Chemicals – 2.1%		
Monsanto Company	5	394
Footwear – 2.6%		
NIKE, Inc., Class B	4	485
Hotels, Resorts & Cruise Lines – 0.6%		
Starwood Hotels & Resorts Worldwide, Inc.	2	115
Household Products – 1.1%		
Colgate-Palmolive Company	2	201
Hypermarkets & Super Centers – 1.2%		
Costco Wholesale Corporation	2	226
Industrial Gases – 1.9%		
Praxair, Inc.	3	347

COMMON STOCKS (Continued)	Shares	Value
Internet Retail – 0.8%		
Amazon.com, Inc. (A)	1	$ 138
Groupon, Inc. (A)	1	20
		158
Internet Software & Services – 2.4%		
Google Inc., Class A (A)	1	455
IT Consulting & Other Services – 2.5%		
Cognizant Technology Solutions Corporation, Class A (A)	6	468
Managed Health Care – 1.9%		
UnitedHealth Group Incorporated	6	358
Movies & Entertainment – 1.5%		
Walt Disney Company (The)	6	278
Oil & Gas Equipment & Services – 6.2%		
Halliburton Company	8	268
National Oilwell Varco, Inc.	5	431
Schlumberger Limited	6	449
		1,148
Packaged Foods & Meats – 0.8%		
Mead Johnson Nutrition Company	2	153
Personal Products – 1.8%		
Estee Lauder Companies Inc. (The), Class A	5	330
Pharmaceuticals – 3.7%		
Allergan, Inc.	7	685
Railroads – 0.7%		
Kansas City Southern	2	132
Restaurants – 5.0%		
Starbucks Corporation	13	746
YUM! Brands, Inc.	3	188
		934
Semiconductor Equipment – 1.6%		
ASML Holding N.V., NY Registry Shares	2	111
Lam Research Corporation (A)	4	190
		301
Semiconductors – 3.4%		
Altera Corporation	7	275
Broadcom Corporation, Class A	6	231
Microchip Technology Incorporated	4	131
		637
Soft Drinks – 2.5%		
Coca-Cola Company (The)	4	306
PepsiCo, Inc.	2	151
		457
Specialty Stores – 0.5%		
Tiffany & Co.	1	88
Systems Software – 2.3%		
Oracle Corporation	9	261
VMware, Inc., Class A (A)	1	166
		427

Ivy Tax-Managed Equity Fund (in thousands)

COMMON STOCKS (Continued)	Shares	Value
Tobacco – 2.9%		
Philip Morris International Inc.	6	$ 543
TOTAL COMMON STOCKS – 91.8%		**$17,116**
(Cost: $13,317)		

SHORT-TERM SECURITIES	Principal	
Master Note – 4.3%		
Toyota Motor Credit Corporation, 0.131%, 4–2–12 (B)	$792	792
TOTAL SHORT-TERM SECURITIES – 4.3%		**$ 792**
(Cost: $792)		
TOTAL INVESTMENT SECURITIES – 96.1%		**$17,908**
(Cost: $14,109)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 3.9%		**725**
NET ASSETS – 100.0%		**$18,633**

Notes to Schedule of Investments

*Not shown due to rounding.

(A)No dividends were paid during the preceding 12 months.

(B)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2012. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2012. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$17,116	$ —	$ —
Short-Term Securities	—	792	—
Total	$17,116	$792	$ —

See Accompanying Notes to Financial Statements.

Ivy Value Fund



Below, Matthew T. Norris, CFA, portfolio manager of the Ivy Value Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2012. He has managed the Fund since its inception and has 20 years of industry experience.

Matthew T. Norris

Fiscal Year Performance

For the 12 Months Ended March 31, 2012

Ivy Value Fund (Class A shares at net asset value)	-0.13%
Benchmark(s) and/or Lipper Category	
Russell 1000 Value Index (generally reflects the performance of value-style stocks)	4.79%
Lipper Large-Cap Value Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	3.52%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

The Fund underperformed the index and individual stock selection fell below our expectations for the period ended March 31, 2012. One of the largest areas of underperformance came in our technology holdings. Ownership in both Xerox Corporation and Hewlett-Packard Company showed underperformance, while other technology names we don't own were strong performers. In addition, certain financial stocks underperformed in the first half of the period, although these same stocks have started performing quite well recently. These include Bank of America Corporation (no longer a holding of the Fund) and Goldman Sachs Group, Inc. (held as of the end of the period). On the positive side, names in the consumer staples, energy and insurance sectors all contributed positively to portfolio performance. Despite the positive contributions, it was not enough to help overcome poor stock selection for the time period.

Signs of improvement for value

The uncertain economic environment in the first half of 2011 caused investors to rotate away from many value-oriented stocks in search of higher growth. As economic growth slows or becomes more uncertain, we find that companies that can sustain high top-line growth and expanding margins become harder to find. Money follows these names, causing them to go up in price. This phenomenon drives "growth" stocks to perform better than "value" stocks. We believe this trend is generally short term in nature and typically ends poorly for those that have invested in overvalued companies. Certain areas typically considered value were left behind during this period, including many financial stocks. We feel this trend is beginning to change in 2012, as certain underperforming areas have started to show strong

performance as investors recognize the value. We believe this is a positive sign for our management style.

Focused on research, opportunities

We focus on investing by researching one company at a time and finding names that are trading substantially below our estimate of their true value. This approach will not change due to short-term market events. An illustrative example would be Target Corporation. Target entered the Canadian retail market by investing more than $3 billion in purchasing and converting roughly 150 stores previously owned by another company. This large investment offset earnings growth for one year — the company might earn the same amount of money in 2012 as it did in 2011. The market held a short-term viewpoint, and the stock spent most of 2011 trading below $50 a share.

We believe Target's Canadian investment will prove to be wise, and we feel the true value of this company is much higher than the current stock price. Combined with greater than a 2 percent dividend yield, and an ongoing buyback of 1 to 2 billion dollars of stock a year, we see a compelling investment opportunity for anyone willing to look past one year. We believe that earnings will grow to more than $6 per share within 2 years from the current outlook of around $4. When the growth rate returns, it is our view that the market will realize the true intrinsic value of this retailer. The Fund made initial purchases in the low $50 range in early 2012. The stock closed at $58.86 on March 26, 2012. The Fund continues to hold this stock. We believe we have over 30 percent upside to our calculation of intrinsic value.

We continue to pursue a strategy of buying inexpensive stocks and diversifying our picks among economic sectors to reduce long-term volatility. Our focus is on high free cash flow yielding industrial companies, and low price-to-book ratios for financial companies. Currently, we find more ideas in the energy, insurance and technology areas. Other areas where the Fund is underrepresented, due to a lack of quality ideas, include utilities and real estate. The Fund's investments in these areas can and do shift when opportunity presents itself. While financial stocks were poor performers last year, we still see value in many of these names, and we feel that some of the concerns are lifting. We anticipate better performance from these names this year as compared to last.

We think 2012 could hold many surprises. The Federal Reserve has pulled back on certain stimulus measures that it implemented

MANAGEMENT DISCUSSION
Ivy Value Fund

during the recession. But it appears to stand ready to provide more assistance should the economy show signs of faltering. Currently, the economy is not particularly strong, but it does not show signs of a slowdown either. We will have to see if the economy is strong enough to grow on its own without central bank support. Recent stronger data on jobs and credit growth are encouraging signs.

We are also concerned about inflation. We feel the root cause for this concern lies in China's seemingly endless demand for commodities and raw materials. This demand seems unlikely to change, although it often can experience large swings from time to time. An increase in U.S. housing activity could be a welcome sign, as that would also create loan demand at banks.

While the economic forces listed above are clearly important factors in performance, the management team's first approach is at the company level. We continue to seek quality, growing companies whose stocks are trading notably below what we consider fair value. This approach has served investors well over time, and we continue to believe strongly that it will in the future.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

Past performance is no guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Value stocks are stocks of companies that may have experienced adverse business or industry developments, or may be subject to special risks that have caused the stocks to be out of favor and, in the opinion of the Fund's manager, undervalued. The value of a security believed by the Fund's manager to be undervalued may never reach what the manager believes to be its full value, or such security's value may decrease. These and other risks are more fully described in the Fund's prospectus.

The Fund may use derivatives to hedge various instruments, for risk management purposes or to increase investment income or gain in the Fund. These techniques involve additional risk, as the value of investments in derivatives may not correlate perfectly with the overall securities markets or with the underlying asset from which the derivative's value is derived.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Value Fund.

Ivy Value Fund

Asset Allocation

Stocks	97.5%
Financials	26.9%
Energy	17.3%
Health Care	15.7%
Information Technology	11.2%
Consumer Discretionary	8.5%
Consumer Staples	6.9%
Telecommunication Services	3.6%
Industrials	3.5%
Utilities	3.3%
Materials	0.6%
Cash and Cash Equivalents	**2.5%**

Lipper Rankings

Category: Lipper Large-Cap Value Funds	Rank	Percentile
1 Year	440/517	85
3 Year	119/468	26
5 Year	113/414	28
10 Year	122/251	49

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
Wells Fargo & Company	Financials
ConocoPhillips	Energy
ACE Limited	Financials
Capital One Financial Corporation	Financials
Marathon Petroleum Corporation	Energy
CVS Corporation	Consumer Staples
AT&T Inc.	Telecommunication Services
Marathon Oil Corporation	Energy
UnitedHealth Group Incorporated	Health Care
Goldman Sachs Group, Inc. (The)	Financials

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.



			$16,511
Ivy Value Fund, Class A Shares[1]			$16,511
Russell 1000 Value Index			$18,849
Lipper Large-Cap Value Funds Universe Average			$17,581

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)*The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.*

Average Annual Total Return[2]	Class A	Class B	Class C	Class E[3]	Class I	Class Y
1-year period ended 3-31-12	-5.87%	-5.24%	-0.85%	-5.51%	0.38%	0.09%
5-year period ended 3-31-12	-0.68%	-1.03%	-0.36%	—	—	0.79%
10-year period ended 3-31-12	3.25%	—	—	—	—	—
Since inception of Class[4] through 3-31-12	—	3.75%	4.09%	-0.30%	1.01%	5.26%

(2)*Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I and Class Y shares are not subject to sales charges.*

(3)*Class E shares are not currently available for investment.*

(4)*12-8-03 for Class B, Class C and Class Y shares and 4-2-07 for Class E and Class I shares (the date on which shares were first acquired by shareholders).*

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

The Advantus Cornerstone Fund merged into the Ivy Value Fund on December 8, 2003. The performance shown for periods prior to this date is that of the Advantus Cornerstone Fund Class A shares, restated to reflect current sales charges applicable to Ivy Value Fund Class A shares. Performance has not been restated to reflect the fees and expenses applicable to the Ivy Value Fund. If these expenses were reflected, performance shown would differ.

Ivy Value Fund (in thousands) MARCH 31, 2012

COMMON STOCKS	Shares	Value
Auto Parts & Equipment – 1.8%		
TRW Automotive Holdings Corp. (A)	47	$ 2,197
Biotechnology – 2.8%		
Amgen Inc.	50	3,372
Broadcasting – 1.2%		
CBS Corporation, Class B	43	1,455
Cable & Satellite – 3.0%		
Time Warner Cable Inc.	45	3,667
Computer Hardware – 2.5%		
Hewlett-Packard Company	131	3,119
Consumer Finance – 3.7%		
Capital One Financial Corporation	82	4,554
Department Stores – 1.7%		
Macy's Inc.	53	2,094
Diversified Banks – 4.9%		
Wells Fargo & Company	173	5,913
Diversified Metals & Mining – 0.6%		
Freeport-McMoRan Copper & Gold Inc., Class B	20	776
Drug Retail – 3.5%		
CVS Corporation (B)	97	4,355
Electric Utilities – 1.1%		
PPL Corporation	48	1,345
General Merchandise Stores – 0.8%		
Target Corporation	17	979
Health Care Distributors – 2.3%		
McKesson Corporation	32	2,844
Industrial Machinery – 3.5%		
Ingersoll-Rand plc	73	3,035
SPX Corporation (B)	17	1,287
		4,322
Integrated Oil & Gas – 4.5%		
ConocoPhillips	72	5,442
Integrated Telecommunication Services – 3.6%		
AT&T Inc.	139	4,347
Investment Banking & Brokerage – 3.8%		
Goldman Sachs Group, Inc. (The) (B)	30	3,694
Morgan Stanley (B)	47	925
		4,619
Life & Health Insurance – 1.0%		
MetLife, Inc.	31	1,158
Managed Health Care – 8.0%		
Aetna Inc.	53	2,658
UnitedHealth Group Incorporated	63	3,720
WellPoint, Inc.	45	3,343
		9,721
Mortgage REITs – 2.0%		
American Capital Agency Corp.	84	$ 2,467
Multi-Utilities – 2.2%		
PG&E Corporation	62	2,696
Office Electronics – 2.5%		
Xerox Corporation	382	3,087
Oil & Gas Exploration & Production – 3.2%		
Marathon Oil Corporation	122	3,877
Oil & Gas Refining & Marketing – 3.6%		
Marathon Petroleum Corporation	102	4,438
Oil & Gas Storage & Transportation – 6.0%		
MarkWest Energy Partners, L.P.	56	3,250
Plains All American Pipeline, L.P.	10	800
Regency Energy Partners LP	130	3,207
		7,257
Other Diversified Financial Services – 2.4%		
Citigroup Inc.	80	2,917
Pharmaceuticals – 2.6%		
Johnson & Johnson	48	3,146
Property & Casualty Insurance – 5.8%		
ACE Limited	65	4,728
XL Group plc	108	2,347
		7,075
Regional Banks – 1.2%		
SunTrust Banks, Inc.	59	1,436
Reinsurance – 2.1%		
RenaissanceRe Holdings Ltd.	33	2,522
Semiconductor Equipment – 2.0%		
Lam Research Corporation (A)	25	1,124
Novellus Systems, Inc. (A)	26	1,303
		2,427
Semiconductors – 2.1%		
Freescale Semiconductor, Inc. (A)	162	2,498
Soft Drinks – 2.0%		
Dr Pepper Snapple Group, Inc.	59	2,380
Systems Software – 2.1%		
Symantec Corporation (A)	137	2,558
Tobacco – 1.4%		
Philip Morris International Inc.	19	1,701
TOTAL COMMON STOCKS – 97.5%		**$118,761**
(Cost: $99,982)		

Ivy Value Fund (in thousands) MARCH 31, 2012

SHORT-TERM SECURITIES	Principal	Value
Master Note – 2.3%		
Toyota Motor Credit Corporation, 0.131%, 4–2–12 (C)	$2,808	$ 2,808
TOTAL SHORT-TERM SECURITIES – 2.3%		**$ 2,808**
(Cost: $2,808)		
TOTAL INVESTMENT SECURITIES – 99.8%		**$ 121,569**
(Cost: $102,790)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.2%		**219**
NET ASSETS – 100.0%		**$ 121,788**

Notes to Schedule of Investments

The following written options were outstanding at March 31, 2012 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Market Value
Capital One Financial Corporation	N/A	Put	113	May 2012	$ 50.00	$ 10	$ (8)
Citigroup Inc.	N/A	Put	132	April 2012	34.00	5	(4)
CVS Corporation	N/A	Call	260	May 2012	44.00	27	(44)
Goldman Sachs Group, Inc. (The)	N/A	Call	38	May 2012	135.00	12	(7)
Johnson & Johnson	Deutsche Bank AG	Put	46	April 2012	62.50	2	—*
	Deutsche Bank AG	Put	46	July 2012	60.00	5	(2)
Marathon Petroleum Corporation	N/A	Put	231	April 2012	30.00	16	(2)
Morgan Stanley	N/A	Call	236	May 2012	24.00	7	(3)
SPX Corporation	N/A	Call	166	May 2012	80.00	22	(38)
SunTrust Banks, Inc.	N/A	Put	201	May 2012	21.00	6	(6)
Target Corporation	N/A	Put	84	July 2012	50.00	5	(4)
Walgreen Co.	N/A	Put	352	May 2012	32.00	12	(23)
	N/A	Put	352	July 2012	29.00	13	(18)
	N/A	Put	352	July 2012	30.00	17	(25)
						$159	$(184)

*Not shown due to rounding.

(A)No dividends were paid during the preceding 12 months.

(B)All or a portion of the security position is held in collateralized accounts to cover potential obligations with respect to outstanding written options.

(C)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2012. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2012. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$118,761	$ —	$ —
Short-Term Securities	—	2,808	—
Total	$118,761	$2,808	$ —
Liabilities			
Written Options	$ 182	$ 2	$ —

The following acronyms are used throughout this schedule:

OTC = Over the Counter
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Ivy Bond Fund	Ivy Core Equity Fund	Ivy Cundill Global Value Fund	Ivy Dividend Opportunities Fund	Ivy European Opportunities Fund	Ivy Global Bond Fund	Ivy High Income Fund
ASSETS							
Investments in unaffiliated securities at market value+	$508,075	$349,482	$250,834	$349,588	$ 232,268	$239,283	$4,533,092
Investments at Market Value	508,075	349,482	250,834	349,588	232,268	239,283	4,533,092
Cash	801	1	604	8	1	1	6,716
Cash denominated in foreign currencies at market value+	—	—	—	—	—	—	17,944
Restricted cash	—	—	—	—	—	260	—
Investment securities sold receivable	8,437	—	2,820	—	7,094	1,238	11,407
Dividends and interest receivable	3,680	428	942	1,129	1,556	3,025	69,448
Capital shares sold receivable	1,401	552	104	560	285	674	41,789
Receivable from affiliates	5	4	24	8	—	270	2
Unrealized appreciation on forward foreign currency contracts	—	—	1,474	—	—	32	3,283
Variation margin receivable	171	—	—	—	—	—	—
Prepaid and other assets	55	32	34	27	33	37	4,803
Total Assets	522,625	350,499	256,836	351,320	241,237	244,820	4,688,484
LIABILITIES							
Investment securities purchased payable	18,542	—	460	—	2,496	4,368	161,909
Capital shares redeemed payable	760	985	732	520	338	414	5,685
Distributions payable	169	—	—	—	—	—	3,720
Trustees and Chief Compliance Officer fees payable	50	75	88	18	55	4	46
Distribution and service fees payable	9	9	5	7	3	5	83
Shareholder servicing payable	130	92	137	101	117	73	752
Investment management fee payable	14	14	14	13	12	8	130
Accounting services fee payable	12	9	8	9	8	8	22
Unrealized depreciation on forward foreign currency contracts	—	—	—	—	—	399	4,988
Variation margin payable	20	—	—	—	—	—	—
Other liabilities	33	14	27	15	21	16	519
Total Liabilities	19,739	1,198	1,471	683	3,050	5,295	177,854
Total Net Assets	$502,886	$349,301	$255,365	$350,637	$ 238,187	$239,525	$4,510,630
NET ASSETS							
Capital paid in (shares authorized – unlimited)	$528,767	$278,370	$286,538	$309,696	$ 389,231	$235,994	$4,365,191
Undistributed (distributions in excess of) net investment income	—	(341)	(276)	103	131	679	—
Accumulated net realized gain (loss)	(27,096)	(8,571)	(50,785)	(42,019)	(189,763)	153	13,119
Net unrealized appreciation	1,215	79,843	19,888	82,857	38,588	2,699	132,320
Total Net Assets	$502,886	$349,301	$255,365	$350,637	$ 238,187	$239,525	$4,510,630
CAPITAL SHARES OUTSTANDING:							
Class A	41,848	18,039	14,968	16,666	7,319	15,419	222,453
Class B	971	529	790	935	238	570	10,747
Class C	3,794	9,938	1,973	2,746	486	4,017	102,364
Class E	393	244	50	214	3	N/A	620
Class I	350	2,389	350	863	2,307	2,785	151,192
Class Y	794	1,535	973	933	71	702	55,933
NET ASSET VALUE PER SHARE:							
Class A	$10.44	$10.91	$13.44	$15.70	$22.89	$10.20	$8.30
Class B	$10.44	$9.75	$12.78	$15.54	$21.62	$10.19	$8.30
Class C	$10.44	$9.95	$12.88	$15.59	$21.86	$10.19	$8.30
Class E	$10.44	$10.89	$13.49	$15.66	$23.02	N/A	$8.30
Class I	$10.44	$11.78	$13.64	$15.73	$23.04	$10.19	$8.30
Class Y	$10.44	$11.54	$13.56	$15.72	$23.04	$10.20	$8.30
+COST							
Investments in unaffiliated securities at cost	$507,469	$269,638	$232,382	$266,730	$ 193,658	$236,219	$4,399,012
Cash denominated in foreign currencies at cost	—	—	—	—	—	—	17,708

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Ivy International Balanced Fund	Ivy International Core Equity Fund	Ivy International Growth Fund	Ivy Large Cap Growth Fund	Ivy Limited-Term Bond Fund	Ivy Managed European/ Pacific Fund	Ivy Managed International Opportunities Fund
ASSETS							
Investments in unaffiliated securities at market value+	$308,059	$1,497,626	$208,997	$1,476,810	$1,464,488	$ 33	$ 54
Investments in affiliated securities at market value+	—	—	—	—	—	82,283	194,729
Investments at Market Value	308,059	1,497,626	208,997	1,476,810	1,464,488	82,316	194,783
Cash	36	1	1	2	39	46	30
Cash denominated in foreign currencies at market value+	1,563	134	—	—	—	—	—
Restricted cash	—	—	3,054	—	—	—	—
Investment securities sold receivable	2,387	34,817	4	16,822	—	—	40
Dividends and interest receivable	2,465	5,453	958	1,237	10,562	—*	—*
Capital shares sold receivable	710	3,303	192	3,197	6,487	87	223
Receivable from affiliates	5	9	—	547	3	—	—
Unrealized appreciation on forward foreign currency contracts	2,189	10,648	1,540	—	—	—	—
Prepaid and other assets	40	68	32	44	79	39	40
Total Assets	317,454	1,552,059	214,780	1,498,659	1,481,658	82,488	195,116
LIABILITIES							
Investment securities purchased payable	13,522	31,961	—	12,194	7,251	40	50
Capital shares redeemed payable	363	1,568	394	2,549	3,492	103	346
Distributions payable	—	—	—	—	284	—	—
Trustees and Chief Compliance Officer fees payable	27	36	64	82	38	2	5
Distribution and service fees payable	5	19	4	21	30	1	3
Shareholder servicing payable	105	447	72	456	276	16	30
Investment management fee payable	12	70	10	56	36	—*	—*
Accounting services fee payable	8	22	8	23	22	2	4
Unrealized depreciation on forward foreign currency contracts	—	—	209	—	—	—	—
Unrealized depreciation on swap agreements	—	—	36	—	—	—	—
Other liabilities	49	104	20	21	64	11	11
Total Liabilities	14,091	34,227	817	15,402	11,493	175	449
Total Net Assets	$303,363	$1,517,832	$213,963	$1,483,257	$1,470,165	$ 82,313	$194,667
NET ASSETS							
Capital paid in (shares authorized – unlimited)	$331,864	$1,514,537	$218,712	$1,230,432	$1,433,839	$ 99,711	$213,091
Undistributed (distributions in excess of) net investment income	1,738	3,500	379	(1,008)	—	(49)	14
Accumulated net realized loss	(40,298)	(43,854)	(27,171)	(189,149)	(531)	(28,035)	(33,681)
Net unrealized appreciation	10,059	43,649	22,043	442,982	36,857	10,686	15,243
Total Net Assets	$303,363	$1,517,832	$213,963	$1,483,257	$1,470,165	$ 82,313	$194,667
CAPITAL SHARES OUTSTANDING:							
Class A	15,720	46,931	4,510	65,739	93,769	10,046	21,297
Class B	500	1,095	103	1,104	2,367	187	306
Class C	1,320	8,141	827	5,862	21,634	210	612
Class E	134	198	3	350	234	24	22
Class I	2,926	32,963	715	15,578	9,100	45	60
Class R	N/A	N/A	N/A	1,610	N/A	N/A	N/A
Class Y	293	10,752	328	7,881	4,620	106	94
NET ASSET VALUE PER SHARE:							
Class A	$14.52	$15.26	$33.45	$15.14	$11.16	$7.76	$8.70
Class B	$14.29	$13.86	$29.88	$13.20	$11.16	$7.58	$8.59
Class C	$14.38	$13.88	$29.85	$13.78	$11.16	$7.60	$8.61
Class E	$14.52	$15.33	$33.52	$15.13	$11.16	$7.79	$8.70
Class I	$14.62	$15.33	$33.84	$15.54	$11.16	$7.84	$8.73
Class R	N/A	N/A	N/A	$14.92	N/A	N/A	N/A
Class Y	$14.57	$15.35	$33.54	$15.36	$11.16	$7.78	$8.69
+COST							
Investments in unaffiliated securities at cost	$300,143	$1,464,553	$188,376	$1,033,828	$1,427,630	$ 33	$ 54
Investments in affiliated securities at cost	—	—	—	—	—	71,596	179,486
Cash denominated in foreign currencies at cost	1,572	134	—	—	—	—	—

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Ivy Micro Cap Growth Fund	Ivy Mid Cap Growth Fund	Ivy Money Market Fund	Ivy Municipal Bond Fund	Ivy Municipal High Income Fund	Ivy Pacific Opportunities Fund	Ivy Small Cap Growth Fund
ASSETS							
Investments in unaffiliated securities at market value+	$81,717	$2,079,057	$223,137	$130,667	$1,018,254	$677,172	$778,944
Investments at Market Value	81,717	2,079,057	223,137	130,667	1,018,254	677,172	778,944
Cash	1	1	124	1	—	13,736	1
Cash denominated in foreign currencies at market value+	—	—	—	—	—	22	—
Restricted cash	—	—	—	—	—	772	—
Investment securities sold receivable	480	10,891	—	—	—	—	6,281
Dividends and interest receivable	2	1,128	614	1,688	15,886	1,054	123
Capital shares sold receivable	774	16,121	424	261	14,540	1,482	1,381
Receivable from affiliates	—	72	772	—*	9	—	7
Unrealized appreciation on swap agreements	—	—	—	—	—	590	411
Prepaid and other assets	33	546	32	24	202	45	41
Total Assets	83,007	2,107,816	225,103	132,641	1,048,891	694,873	787,189
LIABILITIES							
Investment securities purchased payable	1,488	33,295	—	1,807	9,351	15,082	5,667
Capital shares redeemed payable	98	4,482	1,087	403	2,660	936	3,053
Distributions payable	—	—	1	46	505	—	—
Trustees and Chief Compliance Officer fees payable	1	32	19	8	4	44	131
Overdraft due to custodian	—	—	—	—	6	—	—
Distribution and service fees payable	1	24	3	3	17	9	17
Shareholder servicing payable	29	412	51	20	111	264	215
Investment management fee payable	4	94	5	4	28	36	36
Accounting services fee payable	4	23	8	5	20	15	18
Written options at market value+	—	1,802	—	—	—	111	—
Other liabilities	12	28	12	10	27	105	22
Total Liabilities	1,637	40,192	1,186	2,306	12,729	16,602	9,159
Total Net Assets	$81,370	$2,067,624	$223,917	$130,335	$1,036,162	$678,271	$778,030
NET ASSETS							
Capital paid in (shares authorized – unlimited)	$64,374	$1,828,956	$223,956	$121,574	$ 991,903	$668,596	$605,415
Undistributed (distributions in excess of) net investment income	(483)	(3,473)	—	24	699	(1,576)	(2,593)
Accumulated net realized gain (loss)	(2,926)	12,692	(39)	(526)	(706)	(18,341)	(6,702)
Net unrealized appreciation	20,405	229,449	—	9,263	44,266	29,592	181,910
Total Net Assets	$81,370	$2,067,624	$223,917	$130,335	$1,036,162	$678,271	$778,030
CAPITAL SHARES OUTSTANDING:							
Class A	3,671	34,132	170,047	8,183	73,206	36,023	16,701
Class B	77	1,051	8,495	285	2,216	873	784
Class C	218	7,894	41,440	2,364	37,987	1,625	13,803
Class E	N/A	183	3,974	N/A	N/A	8	181
Class I	201	40,527	N/A	84	79,604	9,625	6,982
Class R	N/A	2,716	N/A	N/A	N/A	N/A	1,176
Class Y	58	22,890	N/A	57	4,968	451	12,520
NET ASSET VALUE PER SHARE:							
Class A	$19.27	$18.62	$1.00	$11.88	$5.23	$13.98	$14.51
Class B	$18.93	$16.42	$1.00	$11.88	$5.23	$11.92	$12.57
Class C	$19.04	$17.11	$1.00	$11.88	$5.23	$12.36	$13.12
Class E	N/A	$18.37	$1.00	N/A	N/A	$14.12	$14.47
Class I	$19.37	$19.43	N/A	$11.88	$5.23	$14.30	$16.98
Class R	N/A	$18.49	N/A	N/A	N/A	N/A	$14.48
Class Y	$19.29	$19.17	N/A	$11.88	$5.23	$14.22	$16.50
+COST							
Investments in unaffiliated securities at cost	$61,312	$1,849,538	$223,137	$121,404	$ 973,989	$648,214	$597,445
Cash denominated in foreign currencies at cost	—	—	—	—	—	22	—
Written options premiums received at cost	—	1,731	—	—	—	142	—

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Ivy Small Cap Value Fund	Ivy Tax-Managed Equity Fund	Ivy Value Fund
ASSETS			
Investments in unaffiliated securities at market value+	$270,323	$17,908	$121,569
Investments at Market Value	**270,323**	**17,908**	**121,569**
Cash	1	159	444
Investment securities sold receivable	2,021	—	757
Dividends and interest receivable	156	12	281
Capital shares sold receivable	366	559	196
Prepaid and other assets	43	22	35
Total Assets	**272,910**	**18,660**	**123,282**
LIABILITIES			
Investment securities purchased payable	5,162	—	996
Capital shares redeemed payable	604	14	229
Trustees and Chief Compliance Officer fees payable	22	—*	13
Distribution and service fees payable	4	—*	2
Shareholder servicing payable	126	4	47
Investment management fee payable	12	—	5
Accounting services fee payable	8	1	6
Written options at market value+	—	—	184
Other liabilities	13	8	12
Total Liabilities	**5,951**	**27**	**1,494**
Total Net Assets	**$266,959**	**$18,633**	**$121,788**
NET ASSETS			
Capital paid in (shares authorized – unlimited)	$239,557	$15,210	$107,259
Undistributed (distributions in excess of) net investment income	356	(12)	568
Accumulated net realized loss	(1,520)	(363)	(4,793)
Net unrealized appreciation	28,566	3,798	18,754
Total Net Assets	**$266,959**	**$18,633**	**$121,788**
CAPITAL SHARES OUTSTANDING:			
Class A	13,937	1,191	6,007
Class B	328	50	202
Class C	1,128	50	464
Class E	7	N/A	6
Class I	1,025	66	182
Class Y	1,443	62	91
NET ASSET VALUE PER SHARE:			
Class A	$14.96	$13.15	$17.57
Class B	$13.48	$12.92	$16.72
Class C	$13.92	$12.91	$17.16
Class E	$15.25	N/A	$17.61
Class I	$15.61	$13.27	$17.61
Class Y	$15.38	$13.16	$17.59
+COST			
Investments in unaffiliated securities at cost	$241,757	$14,109	$102,790
Written options premiums received at cost	—	—	159

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

Ivy Funds

(In thousands)	Ivy Bond Fund	Ivy Core Equity Fund	Ivy Cundill Global Value Fund	Ivy Dividend Opportunities Fund	Ivy European Opportunities Fund	Ivy Global Bond Fund	Ivy High Income Fund
INVESTMENT INCOME							
Dividends from unaffiliated securities	$ 22	$ 4,395	$ 5,517	$ 8,164	$ 5,451	$ 92	$ 978
Foreign dividend withholding tax	—	(35)	(185)	—	(491)	(2)	—
Interest and amortization from unaffiliated securities	12,112	19	135	29	25	11,232	246,959
Foreign interest withholding tax	—	—	—	—	—	(24)	—
Total Investment Income	12,134	4,379	5,467	8,193	4,985	11,298	247,937
EXPENSES							
Investment management fee	2,288	2,106	2,707	2,299	2,075	1,471	15,304
Distribution and service fees:							
Class A	950	405	522	600	422	376	3,160
Class B	92	47	124	140	62	53	636
Class C	335	953	285	440	122	422	5,469
Class E	9	5	1	8	—*	N/A	11
Class Y	18	40	37	38	4	26	683
Shareholder servicing:							
Class A	885	419	1,023	600	914	367	2,111
Class B	51	26	84	53	49	26	127
Class C	73	266	85	88	51	72	654
Class E	19	14	6	27	—*	N/A	26
Class I	5	33	9	19	63	44	1,018
Class Y	11	25	27	24	3	16	431
Registration fees	121	103	93	109	98	97	250
Custodian fees	47	17	41	18	59	27	100
Trustees and Chief Compliance Officer fees	10	5	3	9	4	7	74
Accounting services fee	137	101	98	106	94	93	267
Professional fees	40	17	25	17	24	33	50
Other	69	38	56	42	51	45	214
Total Expenses	5,160	4,620	5,226	4,637	4,095	3,175	30,585
Less:							
Expenses in excess of limit	(10)	(8)	(56)	(17)	—	(554)	(4)
Total Net Expenses	5,150	4,612	5,170	4,620	4,095	2,621	30,581
Net Investment Income (Loss)	6,984	(233)	297	3,573	890	8,677	217,356
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	10,705	(8,278)	30,048	(3,514)	(8,146)	(786)	38,584
Futures contracts	(3,303)	—	—	—	—	—	—
Forward foreign currency contracts	—	—	(3,622)	—	(6,738)	604	1,118
Foreign currency exchange transactions	—	3	(85)	—	190	11	(219)
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	12,759	30,007	(46,224)	(6,070)	(8,746)	(2,392)	30,306
Futures contracts	682	—	—	—	—	—	—
Forward foreign currency contracts	—	—	2,189	—	6,190	66	(1,705)
Foreign currency exchange transactions	—	(5)	(14)	—	(96)	(1)	(55)
Net Realized and Unrealized Gain (Loss)	20,843	21,727	(17,708)	(9,584)	(17,346)	(2,498)	68,029
Net Increase (Decrease) in Net Assets Resulting from Operations	$27,827	$21,494	$(17,411)	$(6,011)	$(16,456)	$ 6,179	$285,385

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy International Balanced Fund	Ivy International Core Equity Fund	Ivy International Growth Fund	Ivy Large Cap Growth Fund	Ivy Limited-Term Bond Fund	Ivy Managed European/ Pacific Fund	Ivy Managed International Opportunities Fund
INVESTMENT INCOME							
Dividends from unaffiliated securities	$ 11,675	$ 45,043	$ 5,178	$ 13,703	$ —	$ —	$ —
Dividends from affiliated securities	—	—	—	—	—	994	3,921
Foreign dividend withholding tax	(894)	(3,350)	(529)	—	—	—	—
Interest and amortization from unaffiliated securities	4,642	96	36	41	36,503	—*	—*
Foreign interest withholding tax	—	—	(2)	—	—	—	—
Total Investment Income	15,423	41,789	4,683	13,744	36,503	994	3,921
EXPENSES							
Investment management fee	2,005	10,971	1,712	8,728	6,078	42	95
Distribution and service fees:							
Class A	526	1,670	302	2,081	2,344	198	450
Class B	72	171	33	132	256	16	29
Class C	202	1,206	264	697	2,303	18	51
Class E	5	7	—*	10	4	1	1
Class R	N/A	N/A	N/A	98	N/A	N/A	N/A
Class Y	10	314	19	334	134	2	2
Shareholder servicing:							
Class A	723	2,077	400	1,918	1,374	92	163
Class B	40	72	17	63	60	4	6
Class C	50	236	113	145	299	3	7
Class E	15	27	—*	25	6	—*	—*
Class I	65	568	36	298	134	—*	—*
Class R	N/A	N/A	N/A	47	N/A	N/A	N/A
Class Y	7	199	12	204	85	—*	—*
Registration fees	97	160	92	114	185	91	102
Custodian fees	116	376	92	42	48	3	3
Trustees and Chief Compliance Officer fees	7	36	2	31	38	2	5
Accounting services fee	100	267	83	258	267	27	47
Professional fees	27	37	22	24	26	10	11
Other	68	155	44	110	124	22	31
Total Expenses	4,135	18,549	3,243	15,359	13,765	531	1,003
Less:							
Expenses in excess of limit	(10)	(17)	(2)	(688)	(7)	—	—
Total Net Expenses	4,125	18,532	3,241	14,671	13,758	531	1,003
Net Investment Income (Loss)	11,298	23,257	1,442	(927)	22,745	463	2,918
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	2,971	(32,876)	4,249	4,635	9,425	—	—
Investments in affiliated securities	—	—	—	—	—	(727)	(452)
Swap agreements	—	—	557	—	—	—	—
Forward foreign currency contracts	1,185	6,498	1,014	—	—	—	—
Foreign currency exchange transactions	(1)	(271)	55	—	—	—	—
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	(18,209)	(101,882)	(5,990)	164,728	11,762	—*	—*
Investments in affiliated securities	—	—	—	—	—	(10,824)	(17,383)
Swap agreements	—	—	(1,218)	—	—	—	—
Forward foreign currency contracts	3,968	10,648	1,331	—	—	—	—
Foreign currency exchange transactions	(96)	(105)	16	—	—	—	—
Net Realized and Unrealized Gain (Loss)	(10,182)	(117,988)	14	169,363	21,187	(11,551)	(17,835)
Net Increase (Decrease) in Net Assets Resulting from Operations	$ 1,116	$ (94,731)	$ 1,456	$168,436	$43,932	$(11,088)	$(14,917)

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Micro Cap Growth Fund	Ivy Mid Cap Growth Fund	Ivy Money Market Fund	Ivy Municipal Bond Fund	Ivy Municipal High Income Fund	Ivy Pacific Opportunities Fund	Ivy Small Cap Growth Fund
INVESTMENT INCOME							
Dividends from unaffiliated securities	$ 115	$ 9,343	$ —	$ —	$ —	$ 13,998	$ 2,133
Foreign dividend withholding tax	(7)	—	—	—	—	(1,394)	(11)
Interest and amortization from unaffiliated securities	5	101	708	4,972	35,726	52	46
Foreign interest withholding tax	—	—	—	—	—	(1)	—
Total Investment Income	113	9,444	708	4,972	35,726	12,655	2,168
EXPENSES							
Investment management fee	747	11,403	954	560	3,205	6,779	6,314
Distribution and service fees:							
Class A	177	1,169	N/A	197	602	1,301	578
Class B	13	137	95	26	68	125	99
Class C	38	916	454	239	1,167	248	1,829
Class E	N/A	7	N/A	N/A	N/A	—*	6
Class R	N/A	163	N/A	N/A	N/A	N/A	78
Class Y	1	785	N/A	2	34	18	497
Shareholder servicing:							
Class A	243	1,201	268	88	150	2,049	765
Class B	10	61	21	3	8	94	63
Class C	16	229	59	28	70	99	443
Class E	N/A	23	10	N/A	N/A	—*	22
Class I	4	717	N/A	1	377	218	163
Class R	N/A	80	N/A	N/A	N/A	N/A	38
Class Y	1	494	N/A	1	21	11	308
Registration fees	82	168	102	87	154	115	137
Custodian fees	14	51	16	7	23	524	38
Trustees and Chief Compliance Officer fees	2	36	6	2	17	18	15
Accounting services fee	47	264	90	58	169	189	200
Professional fees	13	25	10	16	33	32	26
Other	23	125	29	16	57	154	85
Total Expenses	1,431	18,054	2,114	1,331	6,155	11,974	11,704
Less:							
Expenses in excess of limit	—	(149)	(1,454)	—*	(230)	—	(13)
Total Net Expenses	1,431	17,905	660	1,331	5,925	11,974	11,691
Net Investment Income (Loss)	(1,318)	(8,461)	48	3,641	29,801	681	(9,523)
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	(1,885)	34,190	8	(21)	15	22,458	23,771
Investments in affiliated securities	—	—	—	—	—	(2,141)	—
Futures contracts	—	(831)	—	—	—	—	(6,271)
Written options	—	4,219	—	—	—	(3,117)	308
Swap agreements	—	—	—	—	—	(573)	(579)
Forward foreign currency contracts	—	—	—	—	—	(3,890)	—
Foreign currency exchange transactions	—	9	—	—	—	(729)	(3)
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	5,185	83,128	—	8,223	57,017	(122,731)	(29,195)
Investments in affiliated securities	—	—	—	—	—	1,174	—
Futures contracts	—	—	—	—	—	—	(556)
Written options	—	(81)	—	—	—	(826)	—
Swap agreements	—	—	—	—	—	590	191
Forward foreign currency contracts	—	—	—	—	—	(531)	—
Foreign currency exchange transactions	—	—	—	—	—	(480)	—
Net Realized and Unrealized Gain (Loss)	3,300	120,634	8	8,202	57,032	(110,796)	(12,334)
Net Increase (Decrease) in Net Assets Resulting from Operations	$ 1,982	$112,173	$ 56	$11,843	$86,833	$(110,115)	$(21,857)

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Small Cap Value Fund	Ivy Tax-Managed Equity Fund	Ivy Value Fund
INVESTMENT INCOME			
Dividends from unaffiliated securities	$ 4,394	$ 148	$ 2,452
Foreign dividend withholding tax	—	—*	(24)
Interest and amortization from unaffiliated securities	29	2	9
Total Investment Income	4,423	150	2,437
EXPENSES			
Investment management fee	2,259	92	744
Distribution and service fees:			
Class A	529	29	227
Class B	50	6	30
Class C	169	7	78
Class E	—*	N/A	—*
Class Y	56	2	3
Shareholder servicing:			
Class A	948	25	331
Class B	40	—*	26
Class C	73	1	26
Class E	—*	N/A	—*
Class I	16	1	5
Class Y	39	1	2
Registration fees	106	81	91
Custodian fees	15	4	15
Trustees and Chief Compliance Officer fees	7	—*	2
Accounting services fee	98	14	63
Professional fees	21	12	23
Other	57	10	29
Total Expenses	4,483	285	1,695
Less:			
Expenses in excess of limit	—	(92)	—
Total Net Expenses	4,483	193	1,695
Net Investment Income (Loss)	(60)	(43)	742
REALIZED AND UNREALIZED GAIN (LOSS)			
Net realized gain (loss) on:			
Investments in unaffiliated securities	(1,013)	(315)	(1,568)
Written options	156	—	207
Net change in unrealized appreciation (depreciation) on:			
Investments in unaffiliated securities	(26,131)	1,882	1,205
Written options	71	—	120
Net Realized and Unrealized Gain (Loss)	(26,917)	1,567	(36)
Net Increase (Decrease) in Net Assets Resulting from Operations	$(26,977)	$1,524	$ 706

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

Ivy Funds

(In thousands)	Ivy Bond Fund		Ivy Core Equity Fund		Ivy Cundill Global Value Fund	
	Year ended 3-31-12	Year ended 3-31-11	Year ended 3-31-12	Year ended 3-31-11	Year ended 3-31-12	Year ended 3-31-11
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 6,984	$ 7,891	$ (233)	$ (968)	$ 297	$ 642
Net realized gain (loss) on investments	7,402	5,624	(8,275)	25,507	26,341	25,693
Net change in unrealized appreciation (depreciation)	13,441	4,285	30,002	20,368	(44,049)	6,007
Net Increase (Decrease) in Net Assets Resulting from Operations	**27,827**	**17,800**	**21,494**	**44,907**	**(17,411)**	**32,342**
Distributions to Shareholders From:						
Net investment income:						
Class A	(12,418)	(7,530)	—	—	(131)	—
Class B	(203)	(162)	—	—	—	—
Class C	(840)	(628)	—	—	—	—
Class E	(117)	(90)	—	—	(1)	—
Class I	(108)	(32)	—	—	(40)	—
Class Y	(239)	(212)	—	—	(112)	—
Advisor Class	N/A	N/A	N/A	N/A	N/A	—
Net realized gains:						
Class A	—	(2,164)	(6,156)	(1,991)	—	—
Class B	—	(69)	(142)	(93)	—	—
Class C	—	(237)	(3,047)	(1,850)	—	—
Class E	—	(28)	(83)	(23)	—	—
Class I	—	(8)	(993)	(72)	—	—
Class Y	—	(58)	(587)	(119)	—	—
Advisor Class	N/A	N/A	N/A	N/A	N/A	—
Total Distributions to Shareholders	**(13,925)**	**(11,218)**	**(11,008)**	**(4,148)**	**(284)**	**—**
Capital Share Transactions	**108,996**	**171,016**	**71,255**	**19,192**	**(55,855)**	**(44,180)**
Net Increase (Decrease) in Net Assets	**122,898**	**177,598**	**81,741**	**59,951**	**(73,550)**	**(11,838)**
Net Assets, Beginning of Period	379,988	202,390	267,560	207,609	328,915	340,753
Net Assets, End of Period	**$502,886**	**$379,988**	**$349,301**	**$267,560**	**$255,365**	**$328,915**
Distributions in excess of net investment income	$ —	$ —	$ (341)	$ (123)	$ (276)	$ (216)

See Accompanying Notes to Financial Statements.

STATEMENTS OF CHANGES IN NET ASSETS
Ivy Funds

(In thousands)	Ivy Dividend Opportunities Fund		Ivy European Opportunities Fund		Ivy Global Bond Fund	
	Year ended 3-31-12	Year ended 3-31-11	Year ended 3-31-12	Year ended 3-31-11	Year ended 3-31-12	Year ended 3-31-11
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 3,573	$ 2,281	$ 890	$ (123)	$ 8,677	$ 6,526
Net realized gain (loss) on investments	(3,514)	5,576	(14,694)	11,136	(171)	2,492
Net change in unrealized appreciation (depreciation)	(6,070)	48,286	(2,652)	23,781	(2,327)	(1,093)
Net Increase (Decrease) in Net Assets Resulting from Operations	**(6,011)**	**56,143**	**(16,456)**	**34,794**	**6,179**	**7,925**
Distributions to Shareholders From:						
Net investment income:						
Class A	(2,880)	(2,160)	(508)	(471)	(5,780)	(3,692)
Class B	(47)	(25)	—	(1)	(166)	(152)
Class C	(214)	(216)	—	(15)	(1,286)	(1,035)
Class E	(35)	(27)	(1)	—*	N/A	N/A
Class I	(201)	(88)	(409)	(163)	(1,122)	(574)
Class Y	(190)	(183)	(10)	(8)	(400)	(486)
Advisor Class	N/A	N/A	N/A	—	N/A	N/A
Net realized gains:						
Class A	—	—	—	—	(664)	(679)
Class B	—	—	—	—	(23)	(36)
Class C	—	—	—	—	(174)	(241)
Class E	—	—	—	—	N/A	N/A
Class I	—	—	—	—	(119)	(94)
Class Y	—	—	—	—	(44)	(87)
Advisor Class	N/A	N/A	N/A	—	N/A	N/A
Total Distributions to Shareholders	**(3,567)**	**(2,699)**	**(928)**	**(658)**	**(9,778)**	**(7,076)**
Capital Share Transactions	**14,125**	**33,246**	**(9,505)**	**(23,969)**	**11,628**	**75,207**
Net Increase (Decrease) in Net Assets	**4,547**	**86,690**	**(26,889)**	**10,167**	**8,029**	**76,056**
Net Assets, Beginning of Period	346,090	259,400	265,076	254,909	231,496	155,440
Net Assets, End of Period	**$350,637**	**$346,090**	**$238,187**	**$265,076**	**$239,525**	**$231,496**
Undistributed (distributions in excess of) net investment income	$ 103	$ 96	$ 131	$ (319)	$ 679	$ 567

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

Ivy Funds

(In thousands)	Ivy High Income Fund		Ivy International Balanced Fund		Ivy International Core Equity Fund	
	Year ended 3-31-12	Year ended 3-31-11	Year ended 3-31-12	Year ended 3-31-11	Year ended 3-31-12	Year ended 3-31-11
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 217,356	$ 123,528	$ 11,298	$ 6,901	$ 23,257	$ 10,667
Net realized gain (loss) on investments	39,483	80,915	4,155	25,175	(26,649)	61,694
Net change in unrealized appreciation (depreciation)	28,546	14,131	(14,337)	2,900	(91,339)	75,801
Net Increase (Decrease) in Net Assets Resulting from Operations	**285,385**	**218,574**	**1,116**	**34,976**	**(94,731)**	**148,162**
Distributions to Shareholders From:						
Net investment income:						
Class A	(99,008)	(64,093)	(9,592)	(4,038)	(11,555)	(5,251)
Class B	(4,494)	(2,947)	(248)	(112)	(186)	(77)
Class C	(38,936)	(23,668)	(752)	(365)	(1,589)	(600)
Class E	(322)	(228)	(89)	(31)	(49)	(25)
Class I	(52,814)	(21,926)	(2,203)	(907)	(8,073)	(2,353)
Class Y	(21,310)	(10,468)	(199)	(117)	(2,059)	(1,079)
Net realized gains:						
Class A	(29,118)	(34,950)	—	—	(9,413)	—
Class B	(1,375)	(1,903)	—	—	(242)	—
Class C	(11,800)	(14,467)	—	—	(1,814)	—
Class E	(93)	(130)	—	—	(41)	—
Class I	(14,130)	(11,484)	—	—	(5,315)	—
Class Y	(6,001)	(5,949)	—	—	(1,550)	—
Total Distributions to Shareholders	**(279,401)**	**(192,213)**	**(13,083)**	**(5,570)**	**(41,886)**	**(9,385)**
Capital Share Transactions	**2,431,279**	**814,478**	**21,498**	**(1,729)**	**400,092**	**400,331**
Net Increase in Net Assets	**2,437,263**	**840,839**	**9,531**	**27,677**	**263,475**	**539,108**
Net Assets, Beginning of Period	2,073,367	1,232,528	293,832	266,155	1,254,357	715,249
Net Assets, End of Period	**$4,510,630**	**$2,073,367**	**$303,363**	**$293,832**	**$1,517,832**	**$1,254,357**
Undistributed net investment income	$ —	$ —	$ 1,738	$ 2,761	$ 3,500	$ 840

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy International Growth Fund		Ivy Large Cap Growth Fund		Ivy Limited-Term Bond Fund	
	Year ended 3-31-12	Year ended 3-31-11	Year ended 3-31-12	Year ended 3-31-11	Year ended 3-31-12	Year ended 3-31-11
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 1,442	$ 2,191	$ (927)	$ 39	$ 22,745	$ 22,594
Net realized gain on investments	5,875	21,050	4,635	45,585	9,425	3,264
Net change in unrealized appreciation (depreciation)	(5,861)	3,716	164,728	71,597	11,762	(3,773)
Net Increase in Net Assets Resulting from Operations	**1,456**	**26,957**	**168,436**	**117,221**	**43,932**	**22,085**
Distributions to Shareholders From:						
Net investment income:						
Class A	—	(2,577)	—	(544)	(19,288)	(17,286)
Class B	—	(60)	—	—	(315)	(388)
Class C	—	(430)	—	—	(3,042)	(4,014)
Class E	—	(2)	—	(1)	(34)	(18)
Class I	—	(464)	—	(413)	(1,984)	(1,424)
Class R	N/A	N/A	—	—	N/A	N/A
Class Y	—	(64)	—	(200)	(1,106)	(1,544)
Net realized gains:						
Class A	—	—	—	—	(4,380)	(1,701)
Class B	—	—	—	—	(117)	(57)
Class C	—	—	—	—	(1,079)	(535)
Class E	—	—	—	—	(7)	(2)
Class I	—	—	—	—	(415)	(135)
Class R	N/A	N/A	—	—	N/A	N/A
Class Y	—	—	—	—	(243)	(136)
Total Distributions to Shareholders	**—**	**(3,597)**	**—**	**(1,158)**	**(32,010)**	**(27,240)**
Capital Share Transactions	**3,487**	**(9,061)**	**366,302**	**(87,107)**	**317,744**	**246,934**
Net Increase in Net Assets	**4,943**	**14,299**	**534,738**	**28,956**	**329,666**	**241,779**
Net Assets, Beginning of Period	209,020	194,721	948,519	919,563	1,140,499	898,720
Net Assets, End of Period	$213,963	$209,020	$1,483,257	$948,519	$1,470,165	$1,140,499
Undistributed (distributions in excess of) net investment income	$ 379	$ (1,118)	$ (1,008)	$ (54)	$ —	$ —

See Accompanying Notes to Financial Statements.

Ivy Funds

(In thousands)	Ivy Managed European/Pacific Fund		Ivy Managed International Opportunities Fund		Ivy Micro Cap Growth Fund	
	Year ended 3-31-12	Year ended 3-31-11	Year ended 3-31-12	Year ended 3-31-11	Year ended 3-31-12	Year ended 3-31-11
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 463	$ (461)	$ 2,918	$ 589	$ (1,318)	$ (972)
Net realized gain (loss) on investments	(727)	(2,589)	(452)	(12,888)	(1,885)	6,963
Net change in unrealized appreciation (depreciation)	(10,824)	14,314	(17,383)	34,930	5,185	9,831
Net Increase (Decrease) in Net Assets Resulting from Operations	**(11,088)**	**11,264**	**(14,917)**	**22,631**	**1,982**	**15,822**
Distributions to Shareholders From:						
Net investment income:						
Class A	(498)	—	(2,798)	(584)	—	(163)
Class B	—*	—	(27)	—*	—	—
Class C	(2)	—	(51)	(2)	—	—
Class E	(1)	—	(3)	(1)	N/A	N/A
Class I	(3)	—	(8)	(1)	—	(4)
Class Y	(6)	—	(13)	(2)	—	—
Net realized gains:						
Class A	—	—	—	—	(4,742)	(2,028)
Class B	—	—	—	—	(78)	(29)
Class C	—	—	—	—	(241)	(92)
Class E	—	—	—	—	N/A	N/A
Class I	—	—	—	—	(197)	(44)
Class Y	—	—	—	—	(29)	(19)
Tax return of capital:						
Class A	—	—	—	(342)	—	—
Class B	—	—	—	—*	—	—
Class C	—	—	—	(1)	—	—
Class E	—	—	—	—*	—	—
Class I	—	—	—	(1)	—	—
Class Y	—	—	—	(1)	—	—
Total Distributions to Shareholders	**(510)**	**—**	**(2,900)**	**(935)**	**(5,287)**	**(2,379)**
Capital Share Transactions	**615**	**2,365**	**14,954**	**15,013**	**(3,059)**	**44,530**
Net Increase (Decrease) in Net Assets	**(10,983)**	**13,629**	**(2,863)**	**36,709**	**(6,364)**	**57,973**
Net Assets, Beginning of Period	93,296	79,667	197,530	160,821	87,734	29,761
Net Assets, End of Period	**$ 82,313**	**$93,296**	**$194,667**	**$197,530**	**$81,370**	**$87,734**
Undistributed (distributions in excess of) net investment income	$ (49)	$ (2)	$ 14	$ (4)	$ (483)	$ (1,069)

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

Ivy Funds

(In thousands)	Ivy Mid Cap Growth Fund		Ivy Money Market Fund		Ivy Municipal Bond Fund	
	Year ended 3-31-12	Year ended 3-31-11	Year ended 3-31-12	Year ended 3-31-11	Year ended 3-31-12	Year ended 3-31-11
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ (8,461)	$ (1,376)	$ 48	$ 45	$ 3,641	$ 3,110
Net realized gain (loss) on investments	37,587	26,704	8	(46)	(21)	(198)
Net change in unrealized appreciation (depreciation)	83,047	105,300	—	—	8,223	(2,165)
Net Increase (Decrease) in Net Assets Resulting from Operations	**112,173**	**130,628**	**56**	**(1)**	**11,843**	**747**
Distributions to Shareholders From:						
Net investment income:						
Class A	—	—	(36)	(35)	(2,825)	(2,266)
Class B	—	—	(2)	(2)	(74)	(55)
Class C	—	—	(9)	(8)	(676)	(744)
Class E	—	—	(1)	(1)	N/A	N/A
Class I	—	—	N/A	N/A	(31)	(19)
Class R	—	—	N/A	N/A	N/A	N/A
Class Y	—	—	N/A	N/A	(27)	(17)
Net realized gains:						
Class A	(13,340)	—	—	(36)	—	—
Class B	(423)	—	—	(1)	—	—
Class C	(2,788)	—	—	(8)	—	—
Class E	(79)	—	—	(1)	N/A	N/A
Class I	(12,754)	—	N/A	N/A	—	—
Class R	(988)	—	N/A	N/A	N/A	N/A
Class Y	(8,563)	—	N/A	N/A	—	—
Total Distributions to Shareholders	**(38,935)**	**—**	**(48)**	**(92)**	**(3,633)**	**(3,101)**
Capital Share Transactions	1,196,684	415,715	22,509	(45,935)	35,547	17,473
Net Increase (Decrease) in Net Assets	1,269,922	546,343	22,517	(46,028)	43,757	15,119
Net Assets, Beginning of Period	797,702	251,359	201,400	247,428	86,578	71,459
Net Assets, End of Period	**$2,067,624**	**$797,702**	**$223,917**	**$201,400**	**$130,335**	**$86,578**
Undistributed (distributions in excess of) net investment income	$ (3,473)	$ (23)	$ —	$ —	$ 24	$ 16

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Municipal High Income Fund		Ivy Pacific Opportunities Fund		Ivy Small Cap Growth Fund	
	Year ended 3-31-12	Year ended 3-31-11	Year ended 3-31-12	Year ended 3-31-11	Year ended 3-31-12	Year ended 3-31-11
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 29,801	$ 9,763	$ 681	$ (378)	$ (9,523)	$ (6,489)
Net realized gain (loss) on investments	15	(698)	12,008	74,070	17,226	46,671
Net change in unrealized appreciation (depreciation)	57,017	(14,266)	(122,804)	25,324	(29,560)	135,834
Net Increase (Decrease) in Net Assets Resulting from Operations	**86,833**	**(5,201)**	**(110,115)**	**99,016**	**(21,857)**	**176,016**
Distributions to Shareholders From:						
Net investment income:						
Class A	(11,527)	(4,330)	(1,988)	—	—	—
Class B	(272)	(119)	—	—	—	—
Class C	(4,696)	(1,657)	—	—	—	—
Class E	N/A	N/A	(1)	—	—	—
Class I	(12,148)	(3,364)	(1,777)	—	—	—
Class R	N/A	N/A	N/A	N/A	—	—
Class Y	(641)	(144)	(55)	—	—	—
Advisor Class	N/A	N/A	N/A	—	N/A	N/A
Net realized gains:						
Class A	—	(19)	(17,464)	—	(8,083)	—
Class B	—	—*	(477)	—	(396)	—
Class C	—	(9)	(887)	—	(6,961)	—
Class E	N/A	N/A	(4)	—	(89)	—
Class I	—	(14)	(4,887)	—	(3,379)	—
Class R	N/A	N/A	N/A	N/A	(561)	—
Class Y	—	(1)	(240)	—	(6,252)	—
Advisor Class	N/A	N/A	N/A	—	N/A	N/A
Total Distributions to Shareholders	**(29,284)**	**(9,657)**	**(27,780)**	**—**	**(25,721)**	**—**
Capital Share Transactions	**625,684**	**323,908**	**(784)**	**39,543**	**44,439**	**173,718**
Net Increase (Decrease) in Net Assets	683,233	309,050	(138,679)	138,559	(3,139)	349,734
Net Assets, Beginning of Period	352,929	43,879	816,950	678,391	781,169	431,435
Net Assets, End of Period	**$1,036,162**	**$352,929**	**$ 678,271**	**$816,950**	**$778,030**	**$781,169**
Undistributed (distributions in excess of) net investment income	$ 699	$ 182	$ (1,576)	$ 2,297	$ (2,593)	$ (138)

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Small Cap Value Fund		Ivy Tax-Managed Equity Fund		Ivy Value Fund	
	Year ended 3-31-12	Year ended 3-31-11	Year ended 3-31-12	Year ended 3-31-11	Year ended 3-31-12	Year ended 3-31-11
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ (60)	$ 381	$ (43)	$ (73)	$ 742	$ (174)
Net realized gain (loss) on investments	(857)	40,709	(315)	(39)	(1,361)	6,302
Net change in unrealized appreciation (depreciation)	(26,060)	9,441	1,882	1,247	1,325	6,228
Net Increase (Decrease) in Net Assets Resulting from Operations	(26,977)	50,531	1,524	1,135	706	12,356
Distributions to Shareholders From:						
Net investment income:						
Class A	(192)	—	—	—	(697)	—
Class B	—	—	—	—	—	—
Class C	—	—	—	—	(8)	—
Class E	(1)	—	N/A	N/A	(1)	—
Class I	(58)	—	—	—	(53)	—
Class Y	(76)	—	—	—	(14)	—
Net realized gains:						
Class A	(19,215)	—	—	—	(1,012)	—
Class B	(488)	—	—	—	(36)	—
Class C	(1,628)	—	—	—	(85)	—
Class E	(10)	—	N/A	N/A	(1)	—
Class I	(840)	—	—	—	(34)	—
Class Y	(1,963)	—	—	—	(11)	—
Total Distributions to Shareholders	(24,471)	—	—	—	(1,952)	—
Capital Share Transactions	8,395	14,945	5,369	5,746	20,988	24,227
Net Increase (Decrease) in Net Assets	(43,053)	65,476	6,893	6,881	19,742	36,583
Net Assets, Beginning of Period	310,012	244,536	11,740	4,859	102,046	65,463
Net Assets, End of Period	$266,959	$310,012	$18,633	$11,740	$121,788	$102,046
Undistributed (distributions in excess of) net investment income	$ 356	$ 322	$ (12)	$ —*	$ 568	$ 411

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

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Ivy Funds

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2012	$10.10	$0.17[3]	$ 0.51	$ 0.68	$(0.34)	$ —	$(0.34)
Year ended 3-31-2011	9.82	0.29[3]	0.40	0.69	(0.32)	(0.09)	(0.41)
Year ended 3-31-2010	8.76	0.33[3]	1.07	1.40	(0.34)	—	(0.34)
Year ended 3-31-2009	9.84	0.36	(1.06)	(0.70)	(0.38)	—	(0.38)
Year ended 3-31-2008	10.46	0.47	(0.62)	(0.15)	(0.47)	—	(0.47)
Class B Shares							
Year ended 3-31-2012	10.10	0.06[3]	0.51	0.57	(0.23)	—	(0.23)
Year ended 3-31-2011	9.82	0.18[3]	0.40	0.58	(0.21)	(0.09)	(0.30)
Year ended 3-31-2010	8.76	0.22[3]	1.07	1.29	(0.23)	—	(0.23)
Year ended 3-31-2009	9.84	0.24	(1.06)	(0.82)	(0.26)	—	(0.26)
Year ended 3-31-2008	10.46	0.36	(0.62)	(0.26)	(0.36)	—	(0.36)
Class C Shares							
Year ended 3-31-2012	10.10	0.09[3]	0.51	0.60	(0.26)	—	(0.26)
Year ended 3-31-2011	9.82	0.21[3]	0.40	0.61	(0.24)	(0.09)	(0.33)
Year ended 3-31-2010	8.76	0.28[3]	1.06	1.34	(0.28)	—	(0.28)
Year ended 3-31-2009	9.84	0.27[3]	(1.05)	(0.78)	(0.30)	—	(0.30)
Year ended 3-31-2008	10.46	0.39	(0.62)	(0.23)	(0.39)	—	(0.39)
Class E Shares							
Year ended 3-31-2012	10.10	0.17[3]	0.51	0.68	(0.34)	—	(0.34)
Year ended 3-31-2011	9.82	0.28[3]	0.40	0.68	(0.31)	(0.09)	(0.40)
Year ended 3-31-2010	8.76	0.34[3]	1.07	1.41	(0.35)	—	(0.35)
Year ended 3-31-2009	9.84	0.34	(1.06)	(0.72)	(0.36)	—	(0.36)
Year ended 3-31-2008[4]	10.46	0.43[3]	(0.62)	(0.19)	(0.43)	—	(0.43)
Class I Shares							
Year ended 3-31-2012	10.10	0.20[3]	0.51	0.71	(0.37)	—	(0.37)
Year ended 3-31-2011	9.82	0.32[3]	0.40	0.72	(0.35)	(0.09)	(0.44)
Year ended 3-31-2010	8.76	0.38[3]	1.06	1.44	(0.38)	—	(0.38)
Year ended 3-31-2009	9.84	0.39	(1.06)	(0.67)	(0.41)	—	(0.41)
Year ended 3-31-2008[4]	10.46	0.50[3]	(0.62)	(0.12)	(0.50)	—	(0.50)
Class Y Shares							
Year ended 3-31-2012	10.10	0.18[3]	0.51	0.69	(0.35)	—	(0.35)
Year ended 3-31-2011	9.82	0.30[3]	0.40	0.70	(0.33)	(0.09)	(0.42)
Year ended 3-31-2010	8.76	0.35[3]	1.07	1.42	(0.36)	—	(0.36)
Year ended 3-31-2009	9.84	0.33[3]	(1.03)	(0.70)	(0.38)	—	(0.38)
Year ended 3-31-2008	10.46	0.46[3]	(0.62)	(0.16)	(0.46)	—	(0.46)

* Not shown due to rounding.

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(5) Annualized.

(6) For the fiscal year ended March 31, 2008.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2012	$10.44	6.83%	$437	1.11%	1.68%	—%	—%	309%
Year ended 3-31-2011	10.10	7.08	333	1.14	2.97	—	—	432
Year ended 3-31-2010	9.82	16.27	168	1.21	3.58	—	—	410
Year ended 3-31-2009	8.76	-7.22	98	1.25	3.89	—	—	441
Year ended 3-31-2008	9.84	-1.51	95	1.21	4.57	—	—	75
Class B Shares								
Year ended 3-31-2012	10.44	5.68	10	2.19	0.61	—	—	309
Year ended 3-31-2011	10.10	5.94	9	2.22	1.87	2.23	1.86	432
Year ended 3-31-2010	9.82	14.84	6	2.41	2.36	—	—	410
Year ended 3-31-2009	8.76	-8.45	3	2.60	2.51	—	—	441
Year ended 3-31-2008	9.84	-2.59	2	2.31	3.46	—	—	75
Class C Shares								
Year ended 3-31-2012	10.44	6.03	40	1.84	0.92	—	—	309
Year ended 3-31-2011	10.10	6.31	26	1.85	2.16	—	—	432
Year ended 3-31-2010	9.82	15.44	19	1.95	2.87	—	—	410
Year ended 3-31-2009	8.76	-7.99	13	2.06	2.92	—	—	441
Year ended 3-31-2008	9.84	-2.31	5	2.02	3.76	—	—	75
Class E Shares								
Year ended 3-31-2012	10.44	6.79	4	1.14	1.66	1.42	1.38	309
Year ended 3-31-2011	10.10	7.01	3	1.19	2.87	1.47	2.59	432
Year ended 3-31-2010	9.82	16.30	2	1.21	3.56	1.68	3.09	410
Year ended 3-31-2009	8.76	-7.37	1	1.37	3.73	1.77	3.33	441
Year ended 3-31-2008[4]	9.84	-1.85	1	1.59[5]	4.14[5]	—	—	75[6]
Class I Shares								
Year ended 3-31-2012	10.44	7.19	4	0.77	1.96	—	—	309
Year ended 3-31-2011	10.10	7.43	1	0.80	3.34	—	—	432
Year ended 3-31-2010	9.82	16.73	1	0.84	3.84	—	—	410
Year ended 3-31-2009	8.76	-6.88	—*	0.88	4.26	—	—	441
Year ended 3-31-2008[4]	9.84	-1.17	—*	0.91[5]	4.87[5]	—	—	75[6]
Class Y Shares								
Year ended 3-31-2012	10.44	6.91	8	1.03	1.78	—	—	309
Year ended 3-31-2011	10.10	7.17	7	1.05	3.00	—	—	432
Year ended 3-31-2010	9.82	16.41	6	1.09	3.58	—	—	410
Year ended 3-31-2009	8.76	-7.23	1	1.19	3.61	1.21	3.59	441
Year ended 3-31-2008	9.84	-1.60	—*	1.34	4.42	—	—	75

See Accompanying Notes to Financial Statements.

IVY CORE EQUITY FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Distributions From Return of Capital	Total Distributions
Class A Shares								
Year ended 3-31-2012	$10.68	$ 0.02[3]	$ 0.58	$ 0.60	$—	$(0.37)	$ —	$(0.37)
Year ended 3-31-2011	8.91	(0.01)[3]	1.95	1.94	—	(0.17)	—	(0.17)
Year ended 3-31-2010	6.04	0.00[3]	2.89	2.89	—	—	(0.02)	(0.02)
Year ended 3-31-2009	9.33	0.00	(3.27)	(3.27)	—	—	(0.02)	(0.02)
Year ended 3-31-2008	10.03	0.01	0.25	0.26	—	(0.96)	—	(0.96)
Class B Shares								
Year ended 3-31-2012	9.59	(0.08)[3]	0.52	0.44	—	(0.28)	—	(0.28)
Year ended 3-31-2011	8.10	(0.10)[3]	1.76	1.66	—	(0.17)	—	(0.17)
Year ended 3-31-2010	5.54	(0.06)[3]	2.62	2.56	—	—	—	—
Year ended 3-31-2009	8.64	(0.11)	(2.98)	(3.09)	—	—	(0.01)	(0.01)
Year ended 3-31-2008	9.34	(0.06)	0.22	0.16	—	(0.86)	—	(0.86)
Class C Shares								
Year ended 3-31-2012	9.77	(0.06)[3]	0.55	0.49	—	(0.31)	—	(0.31)
Year ended 3-31-2011	8.23	(0.07)[3]	1.78	1.71	—	(0.17)	—	(0.17)
Year ended 3-31-2010	5.61	(0.04)[3]	2.66	2.62	—	—	—	—
Year ended 3-31-2009	8.74	(0.06)	(3.05)	(3.11)	—	—	(0.02)	(0.02)
Year ended 3-31-2008	9.44	(0.05)	0.22	0.17	—	(0.87)	—	(0.87)
Class E Shares								
Year ended 3-31-2012	10.67	0.01[3]	0.59	0.60	—	(0.38)	—	(0.38)
Year ended 3-31-2011	8.90	0.00[3]	1.94	1.94	—	(0.17)	—	(0.17)
Year ended 3-31-2010	6.03	0.00[3]	2.89	2.89	—	—	(0.02)	(0.02)
Year ended 3-31-2009	9.33	0.02[3]	(3.30)	(3.28)	—	—	(0.02)	(0.02)
Year ended 3-31-2008[4]	10.05	(0.03)[3]	0.26	0.23	—	(0.95)	—	(0.95)
Class I Shares								
Year ended 3-31-2012	11.50	0.05[3]	0.64	0.69	—	(0.41)	—	(0.41)
Year ended 3-31-2011	9.55	0.03[3]	2.09	2.12	—	(0.17)	—	(0.17)
Year ended 3-31-2010	6.47	(0.01)[3]	3.13	3.12	—	—	(0.04)	(0.04)
Year ended 3-31-2009	9.93	0.08[3]	(3.52)	(3.44)	—	—	(0.02)	(0.02)
Year ended 3-31-2008[4]	10.52	0.10	0.30	0.40	—	(0.99)	—	(0.99)
Class Y Shares								
Year ended 3-31-2012	11.27	0.03[3]	0.63	0.66	—	(0.39)	—	(0.39)
Year ended 3-31-2011	9.39	0.01[3]	2.04	2.05	—	(0.17)	—	(0.17)
Year ended 3-31-2010	6.36	0.00[3]	3.06	3.06	—	—	(0.03)	(0.03)
Year ended 3-31-2009	9.80	0.06[3]	(3.48)	(3.42)	—	—	(0.02)	(0.02)
Year ended 3-31-2008	10.49	0.06[3]	0.22	0.28	—	(0.97)	—	(0.97)

* Not shown due to rounding.

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(5) Annualized.

(6) For the fiscal year ended March 31, 2008.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2012	$10.91	6.16%	$196	1.30%	0.15%	—%	—%	65%
Year ended 3-31-2011	10.68	21.99	139	1.40	-0.10	—	—	107
Year ended 3-31-2010	8.91	47.83	97	1.44	0.19	—	—	101
Year ended 3-31-2009	6.04	-35.09	65	1.46	0.38	—	—	115
Year ended 3-31-2008	9.33	1.52	88	1.35	0.36	—	—	81
Class B Shares								
Year ended 3-31-2012	9.75	5.05	5	2.36	-0.89	—	—	65
Year ended 3-31-2011	9.59	20.73	5	2.46	-1.19	—	—	107
Year ended 3-31-2010	8.10	46.21	5	2.51	-0.87	—	—	101
Year ended 3-31-2009	5.54	-35.75	4	2.48	-0.68	—	—	115
Year ended 3-31-2008	8.64	0.65	9	2.27	-0.51	—	—	81
Class C Shares								
Year ended 3-31-2012	9.95	5.46	99	2.08	-0.61	—	—	65
Year ended 3-31-2011	9.77	21.01	105	2.15	-0.87	—	—	107
Year ended 3-31-2010	8.23	46.70	96	2.20	-0.57	—	—	101
Year ended 3-31-2009	5.61	-35.63	75	2.21	-0.42	—	—	115
Year ended 3-31-2008	8.74	0.78	135	2.11	-0.34	—	—	81
Class E Shares								
Year ended 3-31-2012	10.89	6.13	3	1.35	0.10	1.72	-0.27	65
Year ended 3-31-2011	10.67	22.02	2	1.35	-0.05	1.92	-0.62	107
Year ended 3-31-2010	8.90	48.03	1	1.35	0.26	2.16	-0.55	101
Year ended 3-31-2009	6.03	-35.20	1	1.56	0.31	2.12	-0.25	115
Year ended 3-31-2008[4]	9.33	1.22	1	1.80[5]	-0.43[5]	—	—	81[6]
Class I Shares								
Year ended 3-31-2012	11.78	6.57	28	0.94	0.47	—	—	65
Year ended 3-31-2011	11.50	22.41	5	0.99	0.33	—	—	107
Year ended 3-31-2010	9.55	48.34	3	0.99	0.55	—	—	101
Year ended 3-31-2009	6.47	-34.68	—*	0.97	1.03	—	—	115
Year ended 3-31-2008[4]	9.93	2.80	—*	0.99[5]	0.72[5]	—	—	81[6]
Class Y Shares								
Year ended 3-31-2012	11.54	6.35	18	1.20	0.27	—	—	65
Year ended 3-31-2011	11.27	22.04	11	1.24	0.06	—	—	107
Year ended 3-31-2010	9.39	48.15	5	1.24	0.39	—	—	101
Year ended 3-31-2009	6.36	-34.94	4	1.23	0.71	—	—	115
Year ended 3-31-2008	9.80	1.67	2	1.22	0.60	—	—	81

See Accompanying Notes to Financial Statements.

IVY CUNDILL GLOBAL VALUE FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Distributions From Return of Capital	Total Distributions
Class A Shares								
Year ended 3-31-2012	$14.00	$ 0.02[3]	$(0.57)	$(0.55)	$(0.01)	$ —	$ —	$(0.01)
Year ended 3-31-2011	12.63	0.03[3]	1.34	1.37	—	—	—	—
Year ended 3-31-2010	8.55	0.04[3]	4.15	4.19	(0.08)	—	(0.03)	(0.11)
Year ended 3-31-2009	12.97	0.16	(4.55)	(4.39)	(0.03)	—*	—	(0.03)
Year ended 3-31-2008	16.28	0.18	(2.00)	(1.82)	(0.18)	(1.31)	—	(1.49)
Class B Shares								
Year ended 3-31-2012	13.43	(0.09)[3]	(0.56)	(0.65)	—	—	—	—
Year ended 3-31-2011	12.22	(0.07)[3]	1.28	1.21	—	—	—	—
Year ended 3-31-2010	8.31	(0.04)[3]	3.99	3.95	(0.03)	—	(0.01)	(0.04)
Year ended 3-31-2009	12.68	0.01	(4.38)	(4.37)	—	—	—	—
Year ended 3-31-2008	15.93	0.03[3]	(1.93)	(1.90)	(0.04)	(1.31)	—	(1.35)
Class C Shares								
Year ended 3-31-2012	13.48	(0.05)[3]	(0.55)	(0.60)	—	—	—	—
Year ended 3-31-2011	12.23	(0.03)[3]	1.28	1.25	—	—	—	—
Year ended 3-31-2010	8.30	0.00[3]	3.99	3.99	(0.05)	—	(0.01)	(0.06)
Year ended 3-31-2009	12.62	0.06	(4.38)	(4.32)	—	—	—	—
Year ended 3-31-2008	15.88	0.05	(1.92)	(1.87)	(0.08)	(1.31)	—	(1.39)
Class E Shares								
Year ended 3-31-2012	14.04	0.05[3]	(0.57)	(0.52)	(0.03)	—	—	(0.03)
Year ended 3-31-2011	12.64	0.06[3]	1.34	1.40	—	—	—	—
Year ended 3-31-2010	8.55	0.06[3]	4.16	4.22	(0.10)	—	(0.03)	(0.13)
Year ended 3-31-2009	12.93	0.10	(4.48)	(4.38)	—	—	—	—
Year ended 3-31-2008[4]	16.23	0.02[3]	(1.87)	(1.85)	(0.14)	(1.31)	—	(1.45)
Class I Shares								
Year ended 3-31-2012	14.23	0.10[3]	(0.59)	(0.49)	(0.10)	—	—	(0.10)
Year ended 3-31-2011	12.76	0.11[3]	1.36	1.47	—	—	—	—
Year ended 3-31-2010	8.64	0.07[3]	4.22	4.29	(0.13)	—	(0.04)	(0.17)
Year ended 3-31-2009	13.11	0.05[3]	(4.43)	(4.38)	(0.09)	—*	—	(0.09)
Year ended 3-31-2008[4]	16.29	0.24[3]	(1.87)	(1.63)	(0.24)	(1.31)	—	(1.55)
Class Y Shares								
Year ended 3-31-2012	14.15	0.11[3]	(0.59)	(0.48)	(0.11)	—	—	(0.11)
Year ended 3-31-2011	12.69	0.11[3]	1.35	1.46	—	—	—	—
Year ended 3-31-2010	8.58	0.07[3]	4.22	4.29	(0.14)	—	(0.04)	(0.18)
Year ended 3-31-2009	13.02	0.14[3]	(4.49)	(4.35)	(0.09)	—*	—	(0.09)
Year ended 3-31-2008	16.33	0.25[3]	(2.01)	(1.76)	(0.24)	(1.31)	—	(1.55)

* Not shown due to rounding.

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(5) Annualized.

(6) For the fiscal year ended March 31, 2008.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2012	$13.44	-3.93%	$200	1.86%	0.16%	—%	—%	38%
Year ended 3-31-2011	14.00	10.85	250	1.83	0.27	—	—	46
Year ended 3-31-2010	12.63	49.03	255	1.90	0.57	1.92	0.55	35
Year ended 3-31-2009	8.55	-33.87	207	1.81	1.26	—	—	43
Year ended 3-31-2008	12.97	-12.07	443	1.59	1.05	—	—	39
Class B Shares								
Year ended 3-31-2012	12.78	-4.84	10	2.81	-0.76	—	—	38
Year ended 3-31-2011	13.43	9.90	16	2.74	-0.61	—	—	46
Year ended 3-31-2010	12.22	47.51	20	2.81	-0.29	—	—	35
Year ended 3-31-2009	8.31	-34.46	17	2.71	0.35	—	—	43
Year ended 3-31-2008	12.68	-12.83	37	2.48	0.18	—	—	39
Class C Shares								
Year ended 3-31-2012	12.88	-4.45	26	2.42	-0.39	—	—	38
Year ended 3-31-2011	13.48	10.22	36	2.41	-0.28	—	—	46
Year ended 3-31-2010	12.23	48.10	43	2.46	0.08	—	—	35
Year ended 3-31-2009	8.30	-34.23	40	2.42	0.72	—	—	43
Year ended 3-31-2008	12.62	-12.65	99	2.25	0.37	—	—	39
Class E Shares								
Year ended 3-31-2012	13.49	-3.66	1	1.59	0.42	2.36	-0.35	38
Year ended 3-31-2011	14.04	11.08	1	1.59	0.46	2.37	-0.32	46
Year ended 3-31-2010	12.64	49.41	—*	1.59	0.75	2.63	-0.29	35
Year ended 3-31-2009	8.55	-33.87	—*	1.93	0.98	2.72	0.19	43
Year ended 3-31-2008[4]	12.93	-12.31	—*	2.31[5]	0.29[5]	—	—	39[6]
Class I Shares								
Year ended 3-31-2012	13.64	-3.32	5	1.27	0.75	—	—	38
Year ended 3-31-2011	14.23	11.52	6	1.28	0.85	—	—	46
Year ended 3-31-2010	12.76	49.77	6	1.31	0.93	—	—	35
Year ended 3-31-2009	8.64	-33.46	4	1.25	1.25	—	—	43
Year ended 3-31-2008[4]	13.11	-10.93	2	1.21[5]	1.45[5]	—	—	39[6]
Class Y Shares								
Year ended 3-31-2012	13.56	-3.24	13	1.20	0.85	1.54	0.51	38
Year ended 3-31-2011	14.15	11.51	20	1.20	0.85	1.54	0.51	46
Year ended 3-31-2010	12.69	50.14	17	1.20	1.12	1.55	0.77	35
Year ended 3-31-2009	8.58	-33.44	9	1.19	1.59	1.50	1.28	43
Year ended 3-31-2008	13.02	-11.73	8	1.20	1.42	1.45	1.17	39

See Accompanying Notes to Financial Statements.

IVY DIVIDEND OPPORTUNITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2012	$16.14	$ 0.18[3]	$(0.44)	$(0.26)	$(0.18)	$ —	$(0.18)
Year ended 3-31-2011	13.61	0.13[3]	2.55	2.68	(0.15)	—	(0.15)
Year ended 3-31-2010	9.86	0.12[3]	3.74	3.86	(0.11)	—	(0.11)
Year ended 3-31-2009	16.05	0.12[3]	(6.19)	(6.07)	(0.12)	—	(0.12)
Year ended 3-31-2008	15.70	0.13[3]	0.54	0.67	(0.14)	(0.18)	(0.32)
Class B Shares							
Year ended 3-31-2012	15.98	0.04[3]	(0.43)	(0.39)	(0.05)	—	(0.05)
Year ended 3-31-2011	13.49	0.00[3]	2.52	2.52	(0.03)	—	(0.03)
Year ended 3-31-2010	9.79	0.00[3]	3.71	3.71	(0.01)	—	(0.01)
Year ended 3-31-2009	15.93	0.00	(6.14)	(6.14)	—	—	—
Year ended 3-31-2008	15.63	(0.03)	0.53	0.50	(0.02)	(0.18)	(0.20)
Class C Shares							
Year ended 3-31-2012	16.03	0.07[3]	(0.43)	(0.36)	(0.08)	—	(0.08)
Year ended 3-31-2011	13.53	0.03[3]	2.54	2.57	(0.07)	—	(0.07)
Year ended 3-31-2010	9.81	0.04[3]	3.71	3.75	(0.03)	—	(0.03)
Year ended 3-31-2009	15.95	0.03[3]	(6.14)	(6.11)	(0.03)	—	(0.03)
Year ended 3-31-2008	15.63	0.00	0.54	0.54	(0.04)	(0.18)	(0.22)
Class E Shares							
Year ended 3-31-2012	16.10	0.17[3]	(0.44)	(0.27)	(0.17)	—	(0.17)
Year ended 3-31-2011	13.58	0.13[3]	2.54	2.67	(0.15)	—	(0.15)
Year ended 3-31-2010	9.84	0.13[3]	3.73	3.86	(0.12)	—	(0.12)
Year ended 3-31-2009	16.01	0.10	(6.17)	(6.07)	(0.10)	—	(0.10)
Year ended 3-31-2008[4]	15.76	(0.01)[3]	0.51	0.50	(0.07)	(0.18)	(0.25)
Class I Shares							
Year ended 3-31-2012	16.17	0.24[3]	(0.45)	(0.21)	(0.23)	—	(0.23)
Year ended 3-31-2011	13.63	0.18[3]	2.56	2.74	(0.20)	—	(0.20)
Year ended 3-31-2010	9.88	0.17[3]	3.75	3.92	(0.17)	—	(0.17)
Year ended 3-31-2009	16.07	0.08[3]	(6.10)	(6.02)	(0.17)	—	(0.17)
Year ended 3-31-2008[4]	15.76	0.20	0.47	0.67	(0.18)	(0.18)	(0.36)
Class Y Shares							
Year ended 3-31-2012	16.16	0.19[3]	(0.44)	(0.25)	(0.19)	—	(0.19)
Year ended 3-31-2011	13.63	0.15[3]	2.55	2.70	(0.17)	—	(0.17)
Year ended 3-31-2010	9.87	0.14[3]	3.75	3.89	(0.13)	—	(0.13)
Year ended 3-31-2009	16.06	0.14[3]	(6.19)	(6.05)	(0.14)	—	(0.14)
Year ended 3-31-2008	15.70	0.14[3]	0.55	0.69	(0.15)	(0.18)	(0.33)

* Not shown due to rounding.

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(5) Annualized.

(6) For the fiscal year ended March 31, 2008.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2012	$15.70	-1.54%	$261	1.29%	1.21%	—%	—%	37%
Year ended 3-31-2011	16.14	19.85	252	1.33	0.94	—	—	45
Year ended 3-31-2010	13.61	39.29	182	1.40	1.02	—	—	46
Year ended 3-31-2009	9.86	-37.92	133	1.40	1.00	—	—	30
Year ended 3-31-2008	16.05	4.10	148	1.37	0.77	—	—	30
Class B Shares								
Year ended 3-31-2012	15.54	-2.35	15	2.18	0.30	—	—	37
Year ended 3-31-2011	15.98	18.69	16	2.25	0.02	—	—	45
Year ended 3-31-2010	13.49	37.88	10	2.44	-0.01	—	—	46
Year ended 3-31-2009	9.79	-38.54	9	2.43	-0.04	—	—	30
Year ended 3-31-2008	15.93	3.09	11	2.34	-0.16	—	—	30
Class C Shares								
Year ended 3-31-2012	15.59	-2.23	43	2.00	0.48	—	—	37
Year ended 3-31-2011	16.03	19.07	50	2.02	0.24	—	—	45
Year ended 3-31-2010	13.53	38.30	43	2.09	0.35	—	—	46
Year ended 3-31-2009	9.81	-38.33	37	2.11	0.39	—	—	30
Year ended 3-31-2008	15.95	3.32	24	2.15	0.00	—	—	30
Class E Shares								
Year ended 3-31-2012	15.66	-1.61	3	1.37	1.14	1.92	0.59	37
Year ended 3-31-2011	16.10	19.80	3	1.37	0.89	2.03	0.23	45
Year ended 3-31-2010	13.58	39.33	2	1.37	1.06	2.35	0.08	46
Year ended 3-31-2009	9.84	-37.98	2	1.60	0.78	2.27	0.11	30
Year ended 3-31-2008[4]	16.01	3.01	2	2.17[5]	-0.18[5]	—	—	30[6]
Class I Shares								
Year ended 3-31-2012	15.73	-1.18	14	0.94	1.60	—	—	37
Year ended 3-31-2011	16.17	20.32	7	0.97	1.31	—	—	45
Year ended 3-31-2010	13.63	39.80	6	0.98	1.51	—	—	46
Year ended 3-31-2009	9.88	-37.60	2	0.99	1.75	—	—	30
Year ended 3-31-2008[4]	16.07	4.08	—*	1.00[5]	1.17[5]	—	—	30[6]
Class Y Shares								
Year ended 3-31-2012	15.72	-1.43	15	1.19	1.27	—	—	37
Year ended 3-31-2011	16.16	19.99	18	1.21	1.05	—	—	45
Year ended 3-31-2010	13.63	39.58	16	1.23	1.19	—	—	46
Year ended 3-31-2009	9.87	-37.79	15	1.24	1.08	—	—	30
Year ended 3-31-2008	16.06	4.23	12	1.26	0.78	—	—	30

See Accompanying Notes to Financial Statements.

IVY EUROPEAN OPPORTUNITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Distributions From Return of Capital	Total Distributions
Class A Shares								
Year ended 3-31-2012	$24.61	$ 0.07[2]	$ (1.72)	$ (1.65)	$(0.07)	$ —	$ —	$(0.07)
Year ended 3-31-2011	21.44	(0.01)[2]	3.24	3.23	(0.06)	—	—	(0.06)
Year ended 3-31-2010	15.08	0.27[2]	6.43	6.70	(0.34)	—	—	(0.34)
Year ended 3-31-2009	34.70	1.18	(18.18)	(17.00)	(1.16)	(1.44)	(0.02)	(2.62)
Year ended 3-31-2008	40.58	0.60	(1.98)	(1.38)	(0.50)	(4.00)	—	(4.50)
Class B Shares								
Year ended 3-31-2012	23.40	(0.13)[2]	(1.65)	(1.78)	—	—	—	—
Year ended 3-31-2011	20.53	(0.21)[2]	3.08	2.87	—*	—	—	—*
Year ended 3-31-2010	14.50	0.10[2]	6.14	6.24	(0.21)	—	—	(0.21)
Year ended 3-31-2009	33.35	1.06[2]	(17.56)	(16.50)	(0.89)	(1.44)	(0.02)	(2.35)
Year ended 3-31-2008	39.14	0.27[2]	(1.90)	(1.63)	(0.16)	(4.00)	—	(4.16)
Class C Shares								
Year ended 3-31-2012	23.58	(0.06)[2]	(1.66)	(1.72)	—	—	—	—
Year ended 3-31-2011	20.63	(0.14)[2]	3.11	2.97	(0.02)	—	—	(0.02)
Year ended 3-31-2010	14.55	0.18[2]	6.17	6.35	(0.27)	—	—	(0.27)
Year ended 3-31-2009	33.49	1.02	(17.54)	(16.52)	(0.96)	(1.44)	(0.02)	(2.42)
Year ended 3-31-2008	39.28	0.32	(1.91)	(1.59)	(0.20)	(4.00)	—	(4.20)
Class E Shares[3]								
Year ended 3-31-2012	24.76	0.18[2]	(1.74)	(1.56)	(0.18)	—	—	(0.18)
Year ended 3-31-2011	21.48	0.09[2]	3.28	3.37	(0.09)	—	—	(0.09)
Year ended 3-31-2010	15.08	0.39[2]	6.44	6.83	(0.43)	—	—	(0.43)
Year ended 3-31-2009	34.73	1.09	(18.00)	(16.91)	(1.28)	(1.44)	(0.02)	(2.74)
Year ended 3-31-2008[4]	40.69	0.73	(2.11)	(1.38)	(0.58)	(4.00)	—	(4.58)
Class I Shares								
Year ended 3-31-2012	24.82	0.21[2]	(1.75)	(1.54)	(0.24)	—	—	(0.24)
Year ended 3-31-2011	21.51	0.12[2]	3.29	3.41	(0.10)	—	—	(0.10)
Year ended 3-31-2010	15.09	0.44[2]	6.43	6.87	(0.45)	—	—	(0.45)
Year ended 3-31-2009	34.80	0.95[2]	(17.87)	(16.92)	(1.33)	(1.44)	(0.02)	(2.79)
Year ended 3-31-2008[4]	40.73	0.35[2]	(1.61)	(1.26)	(0.67)	(4.00)	—	(4.67)
Class Y Shares								
Year ended 3-31-2012	24.75	0.17[2]	(1.75)	(1.58)	(0.13)	—	—	(0.13)
Year ended 3-31-2011	21.50	0.09[2]	3.24	3.33	(0.08)	—	—	(0.08)
Year ended 3-31-2010	15.10	0.33[2]	6.48	6.81	(0.41)	—	—	(0.41)
Year ended 3-31-2009	34.75	1.20	(18.14)	(16.94)	(1.25)	(1.44)	(0.02)	(2.71)
Year ended 3-31-2008	40.61	0.61	(1.91)	(1.30)	(0.56)	(4.00)	—	(4.56)

* Not shown due to rounding.

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Based on average weekly shares outstanding.

(3) Class is closed to investment.

(4) For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(5) Annualized.

(6) For the fiscal year ended March 31, 2008.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Portfolio Turnover Rate
Class A Shares						
Year ended 3-31-2012	$22.89	-6.67%	$167	1.84%	0.33%	49%
Year ended 3-31-2011	24.61	15.07	197	1.82	-0.07	66
Year ended 3-31-2010	21.44	44.42	189	1.98	1.35	100
Year ended 3-31-2009	15.08	-49.74	136	1.84	4.03	88
Year ended 3-31-2008	34.70	-4.52	390	1.58	1.43	65
Class B Shares						
Year ended 3-31-2012	21.62	-7.61	5	2.84	-0.63	49
Year ended 3-31-2011	23.40	13.99	8	2.81	-1.01	66
Year ended 3-31-2010	20.53	43.02	9	2.96	0.47	100
Year ended 3-31-2009	14.50	-50.19	8	2.73	3.59	88
Year ended 3-31-2008	33.35	-5.27	37	2.35	0.68	65
Class C Shares						
Year ended 3-31-2012	21.86	-7.29	11	2.47	-0.26	49
Year ended 3-31-2011	23.58	14.41	15	2.46	-0.65	66
Year ended 3-31-2010	20.63	43.62	19	2.55	0.87	100
Year ended 3-31-2009	14.55	-50.07	16	2.47	3.55	88
Year ended 3-31-2008	33.49	-5.16	57	2.26	0.78	65
Class E Shares[3]						
Year ended 3-31-2012	23.02	-6.18	—*	1.32	0.80	49
Year ended 3-31-2011	24.76	15.71	—*	1.32	0.40	66
Year ended 3-31-2010	21.48	45.28	—*	1.37	1.92	100
Year ended 3-31-2009	15.08	-49.46	—*	1.36	4.14	88
Year ended 3-31-2008[4]	34.73	-4.52	—*	1.28[5]	1.78[5]	65[6]
Class I Shares						
Year ended 3-31-2012	23.04	-6.06	53	1.19	0.94	49
Year ended 3-31-2011	24.82	15.87	43	1.18	0.52	66
Year ended 3-31-2010	21.51	45.52	34	1.23	2.15	100
Year ended 3-31-2009	15.09	-49.39	23	1.22	4.08	88
Year ended 3-31-2008[4]	34.80	-4.24	53	1.17[5]	1.44[5]	65[6]
Class Y Shares						
Year ended 3-31-2012	23.04	-6.30	2	1.45	0.75	49
Year ended 3-31-2011	24.75	15.52	2	1.45	0.38	66
Year ended 3-31-2010	21.50	45.09	3	1.51	1.74	100
Year ended 3-31-2009	15.10	-49.52	2	1.49	4.27	88
Year ended 3-31-2008	34.75	-4.33	4	1.41	1.60	65

See Accompanying Notes to Financial Statements.

IVY GLOBAL BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2012	$10.35	$0.39[3]	$(0.11)	$ 0.28	$(0.39)	$(0.04)	$(0.43)
Year ended 3-31-2011	10.30	0.36[3]	0.08	0.44	(0.33)	(0.06)	(0.39)
Year ended 3-31-2010	9.39	0.37[3]	0.82	1.19	(0.28)	—	(0.28)
Year ended 3-31-2009[4]	10.00	0.19[3]	(0.53)	(0.34)	(0.15)	(0.12)	(0.27)
Class B Shares							
Year ended 3-31-2012	10.35	0.31[3]	(0.12)	0.19	(0.31)	(0.04)	(0.35)
Year ended 3-31-2011	10.29	0.28[3]	0.09	0.37	(0.25)	(0.06)	(0.31)
Year ended 3-31-2010	9.38	0.32[3]	0.80	1.12	(0.21)	—	(0.21)
Year ended 3-31-2009[4]	10.00	0.16[3]	(0.58)	(0.42)	(0.08)	(0.12)	(0.20)
Class C Shares							
Year ended 3-31-2012	10.35	0.31[3]	(0.12)	0.19	(0.31)	(0.04)	(0.35)
Year ended 3-31-2011	10.29	0.28[3]	0.09	0.37	(0.25)	(0.06)	(0.31)
Year ended 3-31-2010	9.38	0.30[3]	0.82	1.12	(0.21)	—	(0.21)
Year ended 3-31-2009[4]	10.00	0.16[3]	(0.58)	(0.42)	(0.08)	(0.12)	(0.20)
Class I Shares							
Year ended 3-31-2012	10.35	0.41[3]	(0.11)	0.30	(0.42)	(0.04)	(0.46)
Year ended 3-31-2011	10.30	0.39[3]	0.08	0.47	(0.36)	(0.06)	(0.42)
Year ended 3-31-2010	9.39	0.40[3]	0.82	1.22	(0.31)	—	(0.31)
Year ended 3-31-2009[4]	10.00	0.25[3]	(0.57)	(0.32)	(0.17)	(0.12)	(0.29)
Class Y Shares							
Year ended 3-31-2012	10.36	0.39[3]	(0.12)	0.27	(0.39)	(0.04)	(0.43)
Year ended 3-31-2011	10.30	0.36[3]	0.09	0.45	(0.33)	(0.06)	(0.39)
Year ended 3-31-2010	9.39	0.37[3]	0.82	1.19	(0.28)	—	(0.28)
Year ended 3-31-2009[4]	10.00	0.23[3]	(0.57)	(0.34)	(0.15)	(0.12)	(0.27)

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) For the period from April 4, 2008 (commencement of operations of the class) through March 31, 2009.

(5) Annualized.

(6) For the fiscal year ended March 31, 2009.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2012	$10.20	2.74%	$158	0.99%	3.81%	1.25%	3.55%	26%
Year ended 3-31-2011	10.35	4.34	141	0.99	3.50	1.25	3.24	26
Year ended 3-31-2010	10.30	12.84	89	0.99	3.95	1.32	3.62	19
Year ended 3-31-2009[4]	9.39	-3.35	32	1.01[5]	2.87[5]	1.56[5]	2.32[5]	18[6]
Class B Shares								
Year ended 3-31-2012	10.19	1.96	6	1.74	3.05	2.26	2.53	26
Year ended 3-31-2011	10.35	3.66	7	1.74	2.76	2.06	2.44	26
Year ended 3-31-2010	10.29	12.01	6	1.74	3.22	2.00	2.96	19
Year ended 3-31-2009[4]	9.38	-4.11	6	1.76[5]	1.85[5]	2.16[5]	1.45[5]	18[6]
Class C Shares								
Year ended 3-31-2012	10.19	1.96	41	1.74	3.06	1.93	2.87	26
Year ended 3-31-2011	10.35	3.66	44	1.74	2.76	1.92	2.58	26
Year ended 3-31-2010	10.29	12.01	33	1.74	3.20	1.97	2.97	19
Year ended 3-31-2009[4]	9.38	-4.10	13	1.74[5]	2.03[5]	2.17[5]	1.61[5]	18[6]
Class I Shares								
Year ended 3-31-2012	10.19	3.00	28	0.74	4.07	0.91	3.90	26
Year ended 3-31-2011	10.35	4.61	25	0.74	3.76	0.92	3.58	26
Year ended 3-31-2010	10.30	13.13	14	0.74	4.20	0.96	3.98	19
Year ended 3-31-2009[4]	9.39	-3.11	5	0.76[5]	2.80[5]	1.21[5]	2.35[5]	18[6]
Class Y Shares								
Year ended 3-31-2012	10.20	2.74	7	0.99	3.78	1.16	3.61	26
Year ended 3-31-2011	10.36	4.44	15	0.99	3.51	1.17	3.33	26
Year ended 3-31-2010	10.30	12.84	14	0.99	3.96	1.22	3.73	19
Year ended 3-31-2009[4]	9.39	-3.34	8	1.01[5]	2.65[5]	1.47[5]	2.19[5]	18[6]

See Accompanying Notes to Financial Statements.

IVY HIGH INCOME FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2012	$8.46	$0.64[3]	$ 0.02	$ 0.66	$(0.65)	$(0.17)	$(0.82)
Year ended 3-31-2011	8.32	0.69[3]	0.50	1.19	(0.69)	(0.36)	(1.05)
Year ended 3-31-2010	6.58	0.64[3]	1.93	2.57	(0.66)	(0.17)	(0.83)
Year ended 3-31-2009	8.01	0.65	(1.46)	(0.81)	(0.62)	—	(0.62)
Year ended 3-31-2008	8.92	0.66	(0.92)	(0.26)	(0.65)	—	(0.65)
Class B Shares							
Year ended 3-31-2012	8.46	0.58[3]	0.02	0.60	(0.59)	(0.17)	(0.76)
Year ended 3-31-2011	8.32	0.62[3]	0.50	1.12	(0.62)	(0.36)	(0.98)
Year ended 3-31-2010	6.57	0.57[3]	1.94	2.51	(0.59)	(0.17)	(0.76)
Year ended 3-31-2009	8.01	0.59	(1.48)	(0.89)	(0.55)	—	(0.55)
Year ended 3-31-2008	8.92	0.56	(0.91)	(0.35)	(0.56)	—	(0.56)
Class C Shares							
Year ended 3-31-2012	8.46	0.58[3]	0.03	0.61	(0.60)	(0.17)	(0.77)
Year ended 3-31-2011	8.32	0.63[3]	0.50	1.13	(0.63)	(0.36)	(0.99)
Year ended 3-31-2010	6.58	0.60[3]	1.92	2.52	(0.61)	(0.17)	(0.78)
Year ended 3-31-2009	8.01	0.58	(1.44)	(0.86)	(0.57)	—	(0.57)
Year ended 3-31-2008	8.92	0.59	(0.92)	(0.33)	(0.58)	—	(0.58)
Class E Shares							
Year ended 3-31-2012	8.46	0.62[3]	0.01	0.63	(0.62)	(0.17)	(0.79)
Year ended 3-31-2011	8.32	0.67[3]	0.50	1.17	(0.67)	(0.36)	(1.03)
Year ended 3-31-2010	6.57	0.61[3]	1.95	2.56	(0.64)	(0.17)	(0.81)
Year ended 3-31-2009	8.00	0.63	(1.46)	(0.83)	(0.60)	—	(0.60)
Year ended 3-31-2008[4]	8.92	0.62[3]	(0.93)	(0.31)	(0.61)	—	(0.61)
Class I Shares							
Year ended 3-31-2012	8.46	0.66[3]	0.03	0.69	(0.68)	(0.17)	(0.85)
Year ended 3-31-2011	8.32	0.72[3]	0.50	1.22	(0.72)	(0.36)	(1.08)
Year ended 3-31-2010	6.58	0.69[3]	1.91	2.60	(0.69)	(0.17)	(0.86)
Year ended 3-31-2009	8.01	0.68	(1.45)	(0.77)	(0.66)	—	(0.66)
Year ended 3-31-2008[4]	8.92	0.79[3]	(0.94)	(0.15)	(0.76)	—	(0.76)
Class Y Shares							
Year ended 3-31-2012	8.46	0.64[3]	0.03	0.67	(0.66)	(0.17)	(0.83)
Year ended 3-31-2011	8.32	0.69[3]	0.50	1.19	(0.69)	(0.36)	(1.05)
Year ended 3-31-2010	6.58	0.66[3]	1.92	2.58	(0.67)	(0.17)	(0.84)
Year ended 3-31-2009	8.02	0.73[3]	(1.53)	(0.80)	(0.64)	—	(0.64)
Year ended 3-31-2008	8.92	0.68	(0.92)	(0.24)	(0.66)	—	(0.66)

* Not shown due to rounding.

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(5) Annualized.

(6) For the fiscal year ended March 31, 2008.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2012	$8.30	8.47%	$1,847	1.00%	7.87%	—%	—%	80%
Year ended 3-31-2011	8.46	15.21	1,027	1.08	8.22	—	—	89
Year ended 3-31-2010	8.32	40.44	649	1.13	8.24	—	—	84
Year ended 3-31-2009	6.58	-10.29	231	1.34	9.33	—	—	77
Year ended 3-31-2008	8.01	-3.04	127	1.36	7.76	—	—	83
Class B Shares								
Year ended 3-31-2012	8.30	7.63	90	1.79	7.10	—	—	80
Year ended 3-31-2011	8.46	14.31	50	1.88	7.43	—	—	89
Year ended 3-31-2010	8.32	39.36	31	2.00	7.36	—	—	84
Year ended 3-31-2009	6.57	-11.37	10	2.46	8.16	—	—	77
Year ended 3-31-2008	8.01	-4.06	7	2.43	6.62	—	—	83
Class C Shares								
Year ended 3-31-2012	8.30	7.73	850	1.70	7.16	—	—	80
Year ended 3-31-2011	8.46	14.42	416	1.77	7.52	—	—	89
Year ended 3-31-2010	8.32	39.45	249	1.83	7.50	—	—	84
Year ended 3-31-2009	6.58	-10.99	54	2.10	8.72	—	—	77
Year ended 3-31-2008	8.01	-3.84	14	2.18	6.86	—	—	83
Class E Shares								
Year ended 3-31-2012	8.30	8.08	5	1.36	7.55	1.45	7.47	80
Year ended 3-31-2011	8.46	14.86	4	1.36	7.95	1.59	7.72	89
Year ended 3-31-2010	8.32	40.29	2	1.36	8.02	1.83	7.55	84
Year ended 3-31-2009	6.57	-10.52	1	1.60	9.12	1.81	8.91	77
Year ended 3-31-2008[4]	8.00	-3.69	1	1.97[5]	7.19[5]	—	—	83[6]
Class I Shares								
Year ended 3-31-2012	8.30	8.78	1,255	0.73	8.07	—	—	80
Year ended 3-31-2011	8.46	15.56	384	0.79	8.49	—	—	89
Year ended 3-31-2010	8.32	40.89	199	0.82	8.48	—	—	84
Year ended 3-31-2009	6.58	-9.89	9	0.90	10.28	—	—	77
Year ended 3-31-2008[4]	8.01	-1.90	—*	0.99[5]	8.11[5]	—	—	83[6]
Class Y Shares								
Year ended 3-31-2012	8.30	8.51	464	0.99	7.84	—	—	80
Year ended 3-31-2011	8.46	15.25	192	1.05	8.22	—	—	89
Year ended 3-31-2010	8.32	40.49	103	1.09	8.28	—	—	84
Year ended 3-31-2009	6.58	-10.23	38	1.14	9.69	—	—	77
Year ended 3-31-2008	8.02	-2.78	4	1.20	7.85	—	—	83

Ivy Funds

IVY INTERNATIONAL BALANCED FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2012	$15.19	$0.57[3]	$(0.57)	$ 0.00	$(0.67)	$ —	$(0.67)
Year ended 3-31-2011	13.59	0.36[3]	1.54	1.90	(0.30)	—	(0.30)
Year ended 3-31-2010	9.56	0.26[3]	3.79	4.05	(0.02)	—	(0.02)
Year ended 3-31-2009	16.36	0.33	(6.08)	(5.75)	(0.57)	(0.48)	(1.05)
Year ended 3-31-2008	16.81	0.37	0.14	0.51	(0.55)	(0.41)	(0.96)
Class B Shares							
Year ended 3-31-2012	14.93	0.43[3]	(0.57)	(0.14)	(0.50)	—	(0.50)
Year ended 3-31-2011	13.40	0.23[3]	1.51	1.74	(0.21)	—	(0.21)
Year ended 3-31-2010	9.52	0.12[3]	3.76	3.88	—*	—	—*
Year ended 3-31-2009	16.31	0.16	(6.01)	(5.85)	(0.46)	(0.48)	(0.94)
Year ended 3-31-2008	16.77	0.20	0.14	0.34	(0.39)	(0.41)	(0.80)
Class C Shares							
Year ended 3-31-2012	15.02	0.49[3]	(0.58)	(0.09)	(0.55)	—	(0.55)
Year ended 3-31-2011	13.46	0.28[3]	1.52	1.80	(0.24)	—	(0.24)
Year ended 3-31-2010	9.53	0.18[3]	3.77	3.95	(0.02)	—	(0.02)
Year ended 3-31-2009	16.33	0.20	(6.03)	(5.83)	(0.49)	(0.48)	(0.97)
Year ended 3-31-2008	16.78	0.24	0.15	0.39	(0.43)	(0.41)	(0.84)
Class E Shares							
Year ended 3-31-2012	15.20	0.59[3]	(0.58)	0.01	(0.69)	—	(0.69)
Year ended 3-31-2011	13.59	0.38[3]	1.54	1.92	(0.31)	—	(0.31)
Year ended 3-31-2010	9.54	0.27[3]	3.80	4.07	(0.02)	—	(0.02)
Year ended 3-31-2009	16.33	0.28[3]	(6.05)	(5.77)	(0.54)	(0.48)	(1.02)
Year ended 3-31-2008[4]	16.85	0.17[3]	0.18	0.35	(0.46)	(0.41)	(0.87)
Class I Shares							
Year ended 3-31-2012	15.31	0.64[3]	(0.58)	0.06	(0.75)	—	(0.75)
Year ended 3-31-2011	13.67	0.45[3]	1.53	1.98	(0.34)	—	(0.34)
Year ended 3-31-2010	9.57	0.33[3]	3.80	4.13	(0.03)	—	(0.03)
Year ended 3-31-2009	16.38	0.35[3]	(6.05)	(5.70)	(0.63)	(0.48)	(1.11)
Year ended 3-31-2008[4]	16.86	0.30[3]	0.23	0.53	(0.60)	(0.41)	(1.01)
Class Y Shares							
Year ended 3-31-2012	15.25	0.59[3]	(0.57)	0.02	(0.70)	—	(0.70)
Year ended 3-31-2011	13.63	0.41[3]	1.53	1.94	(0.32)	—	(0.32)
Year ended 3-31-2010	9.57	0.28[3]	3.80	4.08	(0.02)	—	(0.02)
Year ended 3-31-2009	16.38	0.45	(6.19)	(5.74)	(0.59)	(0.48)	(1.07)
Year ended 3-31-2008	16.82	0.39	0.14	0.53	(0.56)	(0.41)	(0.97)

* Not shown due to rounding.

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(5) Annualized.

(6) For the fiscal year ended March 31, 2008.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2012	$14.52	0.23%	$228	1.44%	3.94%	—%	—%	61%
Year ended 3-31-2011	15.19	14.08	213	1.44	2.56	—	—	71
Year ended 3-31-2010	13.59	42.40	183	1.51	2.05	—	—	131
Year ended 3-31-2009	9.56	-36.02	128	1.46	2.45	—	—	22
Year ended 3-31-2008	16.36	2.84	260	1.33	2.11	—	—	24
Class B Shares								
Year ended 3-31-2012	14.29	-0.75	7	2.41	3.05	—	—	61
Year ended 3-31-2011	14.93	13.04	8	2.41	1.62	—	—	71
Year ended 3-31-2010	13.40	40.79	8	2.56	1.04	—	—	131
Year ended 3-31-2009	9.52	-36.62	6	2.44	1.48	—	—	22
Year ended 3-31-2008	16.31	1.85	13	2.28	1.15	—	—	24
Class C Shares								
Year ended 3-31-2012	14.38	-0.41	19	2.10	3.41	—	—	61
Year ended 3-31-2011	15.02	13.42	23	2.10	1.93	—	—	71
Year ended 3-31-2010	13.46	41.42	24	2.15	1.44	—	—	131
Year ended 3-31-2009	9.53	-36.50	20	2.13	1.76	—	—	22
Year ended 3-31-2008	16.33	2.14	42	2.04	1.34	—	—	24
Class E Shares								
Year ended 3-31-2012	14.52	0.30	2	1.33	4.07	1.90	3.50	61
Year ended 3-31-2011	15.20	14.25	2	1.33	2.65	2.05	1.93	71
Year ended 3-31-2010	13.59	42.72	1	1.33	2.19	2.35	1.17	131
Year ended 3-31-2009	9.54	-36.11	1	1.63	2.10	1.84	1.90	22
Year ended 3-31-2008[4]	16.33	1.92	1	2.23[5]	1.00[5]	—	—	24[6]
Class I Shares								
Year ended 3-31-2012	14.62	0.67	43	0.99	4.39	—	—	61
Year ended 3-31-2011	15.31	14.63	42	0.99	3.08	—	—	71
Year ended 3-31-2010	13.67	43.15	45	1.00	2.63	—	—	131
Year ended 3-31-2009	9.57	-35.72	34	0.99	2.72	—	—	22
Year ended 3-31-2008[4]	16.38	2.99	45	0.98[5]	2.14[5]	—	—	24[6]
Class Y Shares								
Year ended 3-31-2012	14.57	0.38	4	1.26	4.12	—	—	61
Year ended 3-31-2011	15.25	14.33	6	1.25	2.80	—	—	71
Year ended 3-31-2010	13.63	42.69	6	1.26	2.10	—	—	131
Year ended 3-31-2009	9.57	-35.95	1	1.33	2.75	—	—	22
Year ended 3-31-2008	16.38	2.96	3	1.26	2.06	—	—	24

See Accompanying Notes to Financial Statements.

IVY INTERNATIONAL CORE EQUITY FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2012	$17.14	$ 0.27[3]	$(1.66)	$(1.39)	$(0.27)	$(0.22)	$(0.49)
Year ended 3-31-2011	14.84	0.18[3]	2.27	2.45	(0.15)	—	(0.15)
Year ended 3-31-2010	9.54	0.13[3]	5.27	5.40	(0.10)	—	(0.10)
Year ended 3-31-2009	17.11	0.17	(7.22)	(7.05)	(0.19)	(0.33)	(0.52)
Year ended 3-31-2008	17.63	0.10	0.98	1.08	(0.09)	(1.51)	(1.60)
Class B Shares							
Year ended 3-31-2012	15.64	0.14[3]	(1.53)	(1.39)	(0.17)	(0.22)	(0.39)
Year ended 3-31-2011	13.59	0.05[3]	2.06	2.11	(0.06)	—	(0.06)
Year ended 3-31-2010	8.77	0.02[3]	4.82	4.84	(0.02)	—	(0.02)
Year ended 3-31-2009	15.74	0.05	(6.62)	(6.57)	(0.07)	(0.33)	(0.40)
Year ended 3-31-2008	16.31	(0.02)	0.88	0.86	—	(1.43)	(1.43)
Class C Shares							
Year ended 3-31-2012	15.65	0.17[3]	(1.53)	(1.36)	(0.19)	(0.22)	(0.41)
Year ended 3-31-2011	13.58	0.07[3]	2.08	2.15	(0.08)	—	(0.08)
Year ended 3-31-2010	8.76	0.05[3]	4.82	4.87	(0.05)	—	(0.05)
Year ended 3-31-2009	15.72	0.10	(6.63)	(6.53)	(0.10)	(0.33)	(0.43)
Year ended 3-31-2008	16.30	0.00[3]	0.88	0.88	—	(1.46)	(1.46)
Class E Shares							
Year ended 3-31-2012	17.21	0.27[3]	(1.67)	(1.40)	(0.26)	(0.22)	(0.48)
Year ended 3-31-2011	14.90	0.17[3]	2.29	2.46	(0.15)	—	(0.15)
Year ended 3-31-2010	9.59	0.16[3]	5.27	5.43	(0.12)	—	(0.12)
Year ended 3-31-2009	17.05	0.16	(7.20)	(7.04)	(0.09)	(0.33)	(0.42)
Year ended 3-31-2008[4]	17.63	(0.02)	0.98	0.96	(0.03)	(1.51)	(1.54)
Class I Shares							
Year ended 3-31-2012	17.22	0.32[3]	(1.66)	(1.34)	(0.33)	(0.22)	(0.55)
Year ended 3-31-2011	14.90	0.23[3]	2.30	2.53	(0.21)	—	(0.21)
Year ended 3-31-2010	9.58	0.20[3]	5.30	5.50	(0.18)	—	(0.18)
Year ended 3-31-2009	17.20	0.20	(7.23)	(7.03)	(0.26)	(0.33)	(0.59)
Year ended 3-31-2008[4]	17.71	0.16	1.01	1.17	(0.17)	(1.51)	(1.68)
Class Y Shares							
Year ended 3-31-2012	17.23	0.29[3]	(1.66)	(1.37)	(0.29)	(0.22)	(0.51)
Year ended 3-31-2011	14.92	0.20[3]	2.28	2.48	(0.17)	—	(0.17)
Year ended 3-31-2010	9.59	0.04[3]	5.43	5.47	(0.14)	—	(0.14)
Year ended 3-31-2009	17.19	0.19	(7.24)	(7.05)	(0.22)	(0.33)	(0.55)
Year ended 3-31-2008	17.70	0.15[3]	0.97	1.12	(0.12)	(1.51)	(1.63)

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(5) Annualized.

(6) For the fiscal year ended March 31, 2008.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2012	$15.26	-7.86%	$717	1.49%	1.75%	—%	—%	88%
Year ended 3-31-2011	17.14	16.60	673	1.46	1.21	—	—	101
Year ended 3-31-2010	14.84	56.68	430	1.59	1.09	—	—	94
Year ended 3-31-2009	9.54	-41.28	152	1.64	1.44	—	—	108
Year ended 3-31-2008	17.11	5.39	222	1.53	0.65	—	—	101
Class B Shares								
Year ended 3-31-2012	13.86	-8.68	15	2.36	1.02	—	—	88
Year ended 3-31-2011	15.64	15.56	20	2.35	0.40	—	—	101
Year ended 3-31-2010	13.59	55.20	17	2.54	0.19	—	—	94
Year ended 3-31-2009	8.77	-41.84	8	2.55	0.59	—	—	108
Year ended 3-31-2008	15.74	4.56	16	2.35	-0.09	—	—	101
Class C Shares								
Year ended 3-31-2012	13.88	-8.45	113	2.13	1.18	—	—	88
Year ended 3-31-2011	15.65	15.88	132	2.13	0.55	—	—	101
Year ended 3-31-2010	13.58	55.61	85	2.21	0.47	—	—	94
Year ended 3-31-2009	8.76	-41.64	30	2.29	0.81	—	—	108
Year ended 3-31-2008	15.72	4.68	45	2.20	-0.02	—	—	101
Class E Shares								
Year ended 3-31-2012	15.33	-7.88	3	1.53	1.74	2.09	1.18	88
Year ended 3-31-2011	17.21	16.56	3	1.53	1.13	2.16	0.50	101
Year ended 3-31-2010	14.90	56.68	2	1.53	1.23	2.53	0.23	94
Year ended 3-31-2009	9.59	-41.34	1	1.87	1.22	2.74	0.35	108
Year ended 3-31-2008[4]	17.05	4.70	1	2.38[5]	-0.51[5]	—	—	101[6]
Class I Shares								
Year ended 3-31-2012	15.33	-7.47	505	1.07	2.07	—	—	88
Year ended 3-31-2011	17.22	17.03	307	1.08	1.51	—	—	101
Year ended 3-31-2010	14.90	57.44	93	1.12	1.55	—	—	94
Year ended 3-31-2009	9.58	-40.98	33	1.12	1.86	—	—	108
Year ended 3-31-2008[4]	17.20	5.83	23	1.13[5]	0.69[5]	—	—	101[6]
Class Y Shares								
Year ended 3-31-2012	15.35	-7.67	165	1.33	1.88	—	—	88
Year ended 3-31-2011	17.23	16.72	120	1.34	1.36	—	—	101
Year ended 3-31-2010	14.92	57.10	88	1.36	0.82	—	—	94
Year ended 3-31-2009	9.59	-41.12	11	1.38	1.64	—	—	108
Year ended 3-31-2008	17.19	5.50	10	1.39	0.77	—	—	101

See Accompanying Notes to Financial Statements.

IVY INTERNATIONAL GROWTH FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2012	$33.23	$ 0.26[3]	$ (0.04)	$ 0.22	$ —	$—	$ —
Year ended 3-31-2011	29.04	0.39[3]	4.42	4.81	(0.62)	—	(0.62)
Year ended 3-31-2010	19.83	0.27[3]	9.18	9.45	(0.24)	—	(0.24)
Year ended 3-31-2009	36.27	0.34	(16.52)	(16.18)	(0.26)	—	(0.26)
Year ended 3-31-2008	34.60	0.15	1.59	1.74	(0.07)	—	(0.07)
Class B Shares							
Year ended 3-31-2012	29.99	(0.04)[3]	(0.07)	(0.11)	—	—	—
Year ended 3-31-2011	26.32	0.08[3]	3.99	4.07	(0.40)	—	(0.40)
Year ended 3-31-2010	18.06	0.02[3]	8.29	8.31	(0.05)	—	(0.05)
Year ended 3-31-2009	33.04	0.03[3]	(14.98)	(14.95)	(0.03)	—	(0.03)
Year ended 3-31-2008	31.79	(0.23)[3]	1.48	1.25	—	—	—
Class C Shares							
Year ended 3-31-2012	29.93	(0.02)[3]	(0.06)	(0.08)	—	—	—
Year ended 3-31-2011	26.27	0.10[3]	3.97	4.07	(0.41)	—	(0.41)
Year ended 3-31-2010	18.02	0.01[3]	8.30	8.31	(0.06)	—	(0.06)
Year ended 3-31-2009	32.97	0.05[3]	(14.94)	(14.89)	(0.06)	—	(0.06)
Year ended 3-31-2008	31.71	(0.25)	1.51	1.26	—	—	—
Class E Shares[4]							
Year ended 3-31-2012	33.22	0.33[3]	(0.03)	0.30	—	—	—
Year ended 3-31-2011	29.04	0.45[3]	4.42	4.87	(0.69)	—	(0.69)
Year ended 3-31-2010	19.83	0.35[3]	9.18	9.53	(0.32)	—	(0.32)
Year ended 3-31-2009	36.28	0.37	(16.50)	(16.13)	(0.32)	—	(0.32)
Year ended 3-31-2008[5]	34.54	0.19	1.67	1.86	(0.12)	—	(0.12)
Class I Shares							
Year ended 3-31-2012	33.50	0.37[3]	(0.03)	0.34	—	—	—
Year ended 3-31-2011	29.26	0.69[3]	4.28	4.97	(0.73)	—	(0.73)
Year ended 3-31-2010	19.98	0.28[3]	9.35	9.63	(0.35)	—	(0.35)
Year ended 3-31-2009	36.57	0.38	(16.60)	(16.22)	(0.37)	—	(0.37)
Year ended 3-31-2008[5]	34.52	0.10	2.12	2.22	(0.17)	—	(0.17)
Class Y Shares							
Year ended 3-31-2012	33.28	0.29[3]	(0.03)	0.26	—	—	—
Year ended 3-31-2011	29.06	0.58[3]	4.31	4.89	(0.67)	—	(0.67)
Year ended 3-31-2010	19.86	0.28[3]	9.23	9.51	(0.31)	—	(0.31)
Year ended 3-31-2009	36.27	0.35	(16.49)	(16.14)	(0.27)	—	(0.27)
Year ended 3-31-2008	34.59	0.31	1.42	1.73	(0.05)	—	(0.05)

* Not shown due to rounding.

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) Class is closed to investment.

(5) For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(6) Annualized.

(7) For the fiscal year ended March 31, 2008.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2012	$33.45	0.66%	$151	1.52%	0.81%	—%	—%	49%
Year ended 3-31-2011	33.23	16.67	142	1.62	1.28	—	—	74
Year ended 3-31-2010	29.04	47.70	120	1.61	1.04	—	—	80
Year ended 3-31-2009	19.83	-44.65	83	1.57	1.09	—	—	93
Year ended 3-31-2008	36.27	5.01	163	1.42	0.35	—	—	103
Class B Shares								
Year ended 3-31-2012	29.88	-0.34	3	2.55	-0.16	—	—	49
Year ended 3-31-2011	29.99	15.53	4	2.61	0.29	—	—	74
Year ended 3-31-2010	26.32	46.03	4	2.69	0.06	—	—	80
Year ended 3-31-2009	18.06	-45.25	4	2.62	0.11	—	—	93
Year ended 3-31-2008	33.04	3.96	10	2.45	-0.67	—	—	103
Class C Shares								
Year ended 3-31-2012	29.85	-0.24	25	2.46	-0.09	—	—	49
Year ended 3-31-2011	29.93	15.55	31	2.59	0.31	—	—	74
Year ended 3-31-2010	26.27	46.15	31	2.62	0.07	—	—	80
Year ended 3-31-2009	18.02	-45.19	24	2.54	0.16	—	—	93
Year ended 3-31-2008	32.97	3.97	53	2.42	-0.65	—	—	103
Class E Shares[4]								
Year ended 3-31-2012	33.52	0.90	—*	1.29	1.04	—	—	49
Year ended 3-31-2011	33.22	16.88	—*	1.40	1.49	—	—	74
Year ended 3-31-2010	29.04	48.11	—*	1.32	1.31	—	—	80
Year ended 3-31-2009	19.83	-44.52	—*	1.34	1.31	—	—	93
Year ended 3-31-2008[5]	36.28	5.34	—*	1.27[6]	0.49[6]	—	—	103[7]
Class I Shares								
Year ended 3-31-2012	33.84	1.05	24	1.17	1.14	—	—	49
Year ended 3-31-2011	33.50	17.09	23	1.25	1.85	—	—	74
Year ended 3-31-2010	29.26	48.28	36	1.18	1.22	—	—	80
Year ended 3-31-2009	19.98	-44.42	15	1.18	1.37	—	—	93
Year ended 3-31-2008[5]	36.57	6.39	21	1.15[6]	0.32[6]	—	—	103[7]
Class Y Shares								
Year ended 3-31-2012	33.54	0.78	11	1.40	0.93	1.42	0.91	49
Year ended 3-31-2011	33.28	16.93	9	1.42	1.62	1.58	1.46	74
Year ended 3-31-2010	29.06	47.95	3	1.42	1.16	1.48	1.10	80
Year ended 3-31-2009	19.86	-44.55	2	1.43	1.21	1.50	1.14	93
Year ended 3-31-2008	36.27	4.99	3	1.44	0.31	—	—	103

See Accompanying Notes to Financial Statements.

IVY LARGE CAP GROWTH FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2012	$13.61	$(0.01)[3]	$ 1.54	$ 1.53	$ —	$ —	$ —
Year ended 3-31-2011	11.85	0.00[3]	1.77	1.77	(0.01)	—	(0.01)
Year ended 3-31-2010	8.71	0.04[3]	3.15	3.19	(0.05)	—	(0.05)
Year ended 3-31-2009	13.17	0.04[3]	(4.49)	(4.45)	(0.01)	—	(0.01)
Year ended 3-31-2008	11.82	(0.02)[3]	1.49	1.47	—	(0.12)	(0.12)
Class B Shares							
Year ended 3-31-2012	11.99	(0.13)[3]	1.34	1.21	—	—	—
Year ended 3-31-2011	10.55	(0.13)[3]	1.57	1.44	—	—	—
Year ended 3-31-2010	7.82	(0.09)[3]	2.82	2.73	—	—	—
Year ended 3-31-2009	11.98	(0.10)[3]	(4.06)	(4.16)	—	—	—
Year ended 3-31-2008	10.89	(0.16)	1.37	1.21	—	(0.12)	(0.12)
Class C Shares							
Year ended 3-31-2012	12.49	(0.11)[3]	1.40	1.29	—	—	—
Year ended 3-31-2011	10.95	(0.09)[3]	1.63	1.54	—	—	—
Year ended 3-31-2010	8.09	(0.05)[3]	2.91	2.86	—	—	—
Year ended 3-31-2009	12.33	(0.05)[3]	(4.19)	(4.24)	—	—	—
Year ended 3-31-2008	11.18	(0.13)[3]	1.40	1.27	—	(0.12)	(0.12)
Class E Shares							
Year ended 3-31-2012	13.60	(0.01)[3]	1.54	1.53	—	—	—
Year ended 3-31-2011	11.84	(0.01)[3]	1.78	1.77	(0.01)	—	(0.01)
Year ended 3-31-2010	8.70	0.03[3]	3.16	3.19	(0.05)	—	(0.05)
Year ended 3-31-2009	13.16	0.04[3]	(4.49)	(4.45)	(0.01)	—	(0.01)
Year ended 3-31-2008[4]	11.84	(0.02)[3]	1.46	1.44	—	(0.12)	(0.12)
Class I Shares							
Year ended 3-31-2012	13.93	0.02[3]	1.59	1.61	—	—	—
Year ended 3-31-2011	12.12	0.03[3]	1.81	1.84	(0.03)	—	(0.03)
Year ended 3-31-2010	8.91	0.06[3]	3.22	3.28	(0.07)	—	(0.07)
Year ended 3-31-2009	13.46	0.06[3]	(4.58)	(4.52)	(0.03)	—	(0.03)
Year ended 3-31-2008[4]	11.99	0.01[3]	1.58	1.59	—	(0.12)	(0.12)
Class R Shares							
Year ended 3-31-2012	13.46	(0.05)[3]	1.51	1.46	—	—	—
Year ended 3-31-2011	11.74	(0.03)[3]	1.75	1.72	—	—	—
Year ended 3-31-2010	8.63	0.00[3]	3.12	3.12	(0.01)	—	(0.01)
Year ended 3-31-2009	13.08	0.02[3]	(4.47)	(4.45)	—	—	—
Year ended 3-31-2008	11.78	(0.06)[3]	1.48	1.42	—	(0.12)	(0.12)
Class Y Shares							
Year ended 3-31-2012	13.80	0.01[3]	1.55	1.56	—	—	—
Year ended 3-31-2011	12.01	0.01[3]	1.80	1.81	(0.02)	—	(0.02)
Year ended 3-31-2010	8.83	0.05[3]	3.19	3.24	(0.06)	—	(0.06)
Year ended 3-31-2009	13.35	0.05[3]	(4.55)	(4.50)	(0.02)	—	(0.02)
Year ended 3-31-2008	11.97	(0.01)[3]	1.51	1.50	—	(0.12)	(0.12)

* Not shown due to rounding.

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(5) Annualized.

(6) For the fiscal year ended March 31, 2008.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2012	$15.14	11.24%	$995	1.15%	-0.06%	1.22%	-0.13%	57%
Year ended 3-31-2011	13.61	14.98	550	1.15	0.01	1.25	-0.09	91
Year ended 3-31-2010	11.85	36.63	464	1.15	0.33	1.30	0.18	60
Year ended 3-31-2009	8.71	-33.80	335	1.15	0.40	1.34	0.21	76
Year ended 3-31-2008	13.17	12.32	278	1.15	-0.13	1.29	-0.27	79
Class B Shares								
Year ended 3-31-2012	13.20	10.09	15	2.18	-1.10	2.22	-1.14	57
Year ended 3-31-2011	11.99	13.65	10	2.32	-1.17	—	—	91
Year ended 3-31-2010	10.55	34.91	9	2.41	-0.94	—	—	60
Year ended 3-31-2009	7.82	-34.73	7	2.49	-1.01	—	—	76
Year ended 3-31-2008	11.98	10.98	13	2.32	-1.28	—	—	79
Class C Shares								
Year ended 3-31-2012	13.78	10.33	81	1.95	-0.86	—	—	57
Year ended 3-31-2011	12.49	14.06	53	1.98	-0.83	—	—	91
Year ended 3-31-2010	10.95	35.35	50	2.02	-0.54	—	—	60
Year ended 3-31-2009	8.09	-34.39	33	2.08	-0.54	—	—	76
Year ended 3-31-2008	12.33	11.23	34	2.07	-1.04	—	—	79
Class E Shares								
Year ended 3-31-2012	15.13	11.25	5	1.15	-0.06	1.62	-0.53	57
Year ended 3-31-2011	13.60	14.99	2	1.15	-0.02	1.83	-0.70	91
Year ended 3-31-2010	11.84	36.67	1	1.15	0.31	2.05	-0.59	60
Year ended 3-31-2009	8.70	-33.83	1	1.15	0.38	2.27	-0.74	76
Year ended 3-31-2008[4]	13.16	12.05	—*	1.15[5]	-0.13[5]	1.75[5]	-0.73[5]	79[6]
Class I Shares								
Year ended 3-31-2012	15.54	11.56	242	0.89	0.18	—	—	57
Year ended 3-31-2011	13.93	15.22	173	0.92	0.22	—	—	91
Year ended 3-31-2010	12.12	36.86	270	0.92	0.56	—	—	60
Year ended 3-31-2009	8.91	-33.61	102	0.92	0.87	—	—	76
Year ended 3-31-2008[4]	13.46	13.15	2	0.96[5]	0.09[5]	—	—	79[6]
Class R Shares								
Year ended 3-31-2012	14.92	10.85	24	1.48	-0.39	—	—	57
Year ended 3-31-2011	13.46	14.65	20	1.46	-0.29	—	—	91
Year ended 3-31-2010	11.74	36.18	13	1.46	0.00	—	—	60
Year ended 3-31-2009	8.63	-34.02	4	1.47	0.15	—	—	76
Year ended 3-31-2008	13.08	11.94	1	1.49	-0.48	—	—	79
Class Y Shares								
Year ended 3-31-2012	15.36	11.38	121	1.06	0.04	1.14	-0.04	57
Year ended 3-31-2011	13.80	15.09	142	1.06	0.10	1.16	0.00	91
Year ended 3-31-2010	12.01	36.69	112	1.06	0.41	1.17	0.30	60
Year ended 3-31-2009	8.83	-33.74	79	1.06	0.42	1.19	0.29	76
Year ended 3-31-2008	13.35	12.42	109	1.06	-0.04	1.19	-0.17	79

See Accompanying Notes to Financial Statements.

IVY LIMITED-TERM BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2012	$11.04	$0.20[3]	$0.20	$0.40	$(0.23)	$(0.05)	$(0.28)
Year ended 3-31-2011	11.06	0.25[3]	0.02	0.27	(0.27)	(0.02)	(0.29)
Year ended 3-31-2010	10.77	0.31[3]	0.33	0.64	(0.32)	(0.03)	(0.35)
Year ended 3-31-2009	10.48	0.31	0.29	0.60	(0.31)	—	(0.31)
Year ended 3-31-2008	10.15	0.38	0.33	0.71	(0.38)	—	(0.38)
Class B Shares							
Year ended 3-31-2012	11.04	0.11[3]	0.20	0.31	(0.14)	(0.05)	(0.19)
Year ended 3-31-2011	11.06	0.16[3]	0.02	0.18	(0.18)	(0.02)	(0.20)
Year ended 3-31-2010	10.77	0.22[3]	0.33	0.55	(0.23)	(0.03)	(0.26)
Year ended 3-31-2009	10.48	0.23	0.29	0.52	(0.23)	—	(0.23)
Year ended 3-31-2008	10.15	0.29	0.33	0.62	(0.29)	—	(0.29)
Class C Shares							
Year ended 3-31-2012	11.04	0.12[3]	0.20	0.32	(0.15)	(0.05)	(0.20)
Year ended 3-31-2011	11.06	0.17[3]	0.02	0.19	(0.19)	(0.02)	(0.21)
Year ended 3-31-2010	10.77	0.24[3]	0.33	0.57	(0.25)	(0.03)	(0.28)
Year ended 3-31-2009	10.48	0.24	0.29	0.53	(0.24)	—	(0.24)
Year ended 3-31-2008	10.15	0.29	0.33	0.62	(0.29)	—	(0.29)
Class E Shares							
Year ended 3-31-2012	11.04	0.19[3]	0.20	0.39	(0.22)	(0.05)	(0.27)
Year ended 3-31-2011	11.06	0.24[3]	0.02	0.26	(0.26)	(0.02)	(0.28)
Year ended 3-31-2010	10.77	0.31[3]	0.34	0.65	(0.33)	(0.03)	(0.36)
Year ended 3-31-2009	10.48	0.34	0.29	0.63	(0.34)	—	(0.34)
Year ended 3-31-2008[4]	10.15	0.40	0.33	0.73	(0.40)	—	(0.40)
Class I Shares							
Year ended 3-31-2012	11.04	0.23[3]	0.20	0.43	(0.26)	(0.05)	(0.31)
Year ended 3-31-2011	11.06	0.28[3]	0.02	0.30	(0.30)	(0.02)	(0.32)
Year ended 3-31-2010	10.77	0.35[3]	0.33	0.68	(0.36)	(0.03)	(0.39)
Year ended 3-31-2009	10.48	0.35	0.29	0.64	(0.35)	—	(0.35)
Year ended 3-31-2008[4]	10.15	0.49	0.33	0.82	(0.49)	—	(0.49)
Class Y Shares							
Year ended 3-31-2012	11.04	0.21[3]	0.19	0.40	(0.23)	(0.05)	(0.28)
Year ended 3-31-2011	11.06	0.25[3]	0.02	0.27	(0.27)	(0.02)	(0.29)
Year ended 3-31-2010	10.77	0.32[3]	0.33	0.65	(0.33)	(0.03)	(0.36)
Year ended 3-31-2009	10.48	0.32	0.29	0.61	(0.32)	—	(0.32)
Year ended 3-31-2008	10.15	0.39	0.33	0.72	(0.39)	—	(0.39)

* Not shown due to rounding.

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(5) Annualized.

(6) For the fiscal year ended March 31, 2008.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2012	$11.16	3.66%	$1,046	0.90%	1.84%	—%	—%	40%
Year ended 3-31-2011	11.04	2.45	794	0.93	2.18	—	—	54
Year ended 3-31-2010	11.06	6.03	570	1.00	2.84	—	—	33
Year ended 3-31-2009	10.77	5.89	289	0.91	2.89	1.06	2.74	20
Year ended 3-31-2008	10.48	7.13	72	1.19	3.70	1.27	3.62	86
Class B Shares								
Year ended 3-31-2012	11.16	2.80	26	1.74	1.00	—	—	40
Year ended 3-31-2011	11.04	1.61	24	1.75	1.36	—	—	54
Year ended 3-31-2010	11.06	5.16	21	1.82	2.06	—	—	33
Year ended 3-31-2009	10.77	5.04	20	1.73	2.08	1.88	1.93	20
Year ended 3-31-2008	10.48	6.21	6	2.07	2.83	2.15	2.75	86
Class C Shares								
Year ended 3-31-2012	11.16	2.89	242	1.65	1.10	—	—	40
Year ended 3-31-2011	11.04	1.72	216	1.65	1.47	—	—	54
Year ended 3-31-2010	11.06	5.27	213	1.71	2.14	—	—	33
Year ended 3-31-2009	10.77	5.11	157	1.59	2.12	1.74	1.97	20
Year ended 3-31-2008	10.48	6.19	15	2.09	2.81	2.17	2.73	86
Class E Shares								
Year ended 3-31-2012	11.16	3.58	3	1.00	1.72	1.09	1.63	40
Year ended 3-31-2011	11.04	2.35	1	1.00	2.08	1.19	1.89	54
Year ended 3-31-2010	11.06	6.07	—*	0.98	2.78	—	—	33
Year ended 3-31-2009	10.77	6.15	—*	0.73	3.21	0.88	3.06	20
Year ended 3-31-2008[4]	10.48	7.31	—*	0.98[5]	3.93[5]	1.06[5]	3.85[5]	86[6]
Class I Shares								
Year ended 3-31-2012	11.16	3.92	102	0.66	2.07	—	—	40
Year ended 3-31-2011	11.04	2.71	51	0.68	2.43	—	—	54
Year ended 3-31-2010	11.06	6.35	37	0.73	3.09	—	—	33
Year ended 3-31-2009	10.77	6.26	6	0.57	3.22	0.72	3.07	20
Year ended 3-31-2008[4]	10.48	8.31	—*	0.89[5]	4.02[5]	0.97[5]	3.94[5]	86[6]
Class Y Shares								
Year ended 3-31-2012	11.16	3.66	51	0.90	1.85	0.92	1.84	40
Year ended 3-31-2011	11.04	2.45	54	0.93	2.19	0.94	2.18	54
Year ended 3-31-2010	11.06	6.07	57	0.98	2.87	—	—	33
Year ended 3-31-2009	10.77	5.95	37	0.86	2.89	1.01	2.74	20
Year ended 3-31-2008	10.48	7.25	2	1.09	3.79	1.17	3.71	86

See Accompanying Notes to Financial Statements.

Ivy Funds

IVY MANAGED EUROPEAN/PACIFIC FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Distributions From Return of Capital	Total Distributions
Class A Shares								
Year ended 3-31-2012	$ 8.90	$ 0.05[3]	$(1.14)	$(1.09)	$(0.05)	$ —	$ —	$(0.05)
Year ended 3-31-2011	7.80	(0.04)[3]	1.14	1.10	—	—	—	—
Year ended 3-31-2010	4.90	(0.03)[3]	2.94	2.91	—*	—	(0.01)	(0.01)
Year ended 3-31-2009	9.81	0.19	(4.46)	(4.27)	(0.31)	(0.33)	—	(0.64)
Year ended 3-31-2008[4]	10.00	0.47[3]	(0.15)	0.32	(0.51)	—	—	(0.51)
Class B Shares								
Year ended 3-31-2012	8.74	(0.03)[3]	(1.13)	(1.16)	—*	—	—	—*
Year ended 3-31-2011	7.71	(0.11)[3]	1.14	1.03	—	—	—	—
Year ended 3-31-2010	4.86	(0.08)[3]	2.93	2.85	—	—	—	—
Year ended 3-31-2009	9.78	0.12	(4.46)	(4.34)	(0.25)	(0.33)	—	(0.58)
Year ended 3-31-2008[4]	10.00	0.44[3]	(0.21)	0.23	(0.45)	—	—	(0.45)
Class C Shares								
Year ended 3-31-2012	8.77	(0.02)[3]	(1.14)	(1.16)	(0.01)	—	—	(0.01)
Year ended 3-31-2011	7.73	(0.10)[3]	1.14	1.04	—	—	—	—
Year ended 3-31-2010	4.87	(0.07)[3]	2.93	2.86	—*	—	—*	—*
Year ended 3-31-2009	9.79	0.13	(4.46)	(4.33)	(0.26)	(0.33)	—	(0.59)
Year ended 3-31-2008[4]	10.00	0.45[3]	(0.21)	0.24	(0.45)	—	—	(0.45)
Class E Shares[7]								
Year ended 3-31-2012	8.93	0.06[3]	(1.14)	(1.08)	(0.06)	—	—	(0.06)
Year ended 3-31-2011	7.81	(0.03)[3]	1.15	1.12	—	—	—	—
Year ended 3-31-2010	4.91	(0.01)[3]	2.93	2.92	(0.01)	—	(0.01)	(0.02)
Year ended 3-31-2009	9.81	0.20	(4.45)	(4.25)	(0.32)	(0.33)	—	(0.65)
Year ended 3-31-2008[4]	10.00	0.49[3]	(0.16)	0.33	(0.52)	—	—	(0.52)
Class I Shares								
Year ended 3-31-2012	8.98	0.08[3]	(1.15)	(1.07)	(0.07)	—	—	(0.07)
Year ended 3-31-2011	7.84	(0.01)[3]	1.15	1.14	—	—	—	—
Year ended 3-31-2010	4.92	(0.01)[3]	2.95	2.94	—*	—	(0.02)	(0.02)
Year ended 3-31-2009	9.82	0.21	(4.45)	(4.24)	(0.33)	(0.33)	—	(0.66)
Year ended 3-31-2008[4]	10.00	0.52[3]	(0.16)	0.36	(0.54)	—	—	(0.54)
Class Y Shares								
Year ended 3-31-2012	8.92	0.07[3]	(1.16)	(1.09)	(0.05)	—	—	(0.05)
Year ended 3-31-2011	7.81	(0.04)[3]	1.15	1.11	—	—	—	—
Year ended 3-31-2010	4.91	(0.01)[3]	2.92	2.91	—*	—	(0.01)	(0.01)
Year ended 3-31-2009	9.81	0.19	(4.45)	(4.26)	(0.31)	(0.33)	—	(0.64)
Year ended 3-31-2008[4]	10.00	0.49[3]	(0.16)	0.33	(0.52)	—	—	(0.52)

* Not shown due to rounding.

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(5) Annualized.

(6) For the fiscal year ended March 31, 2008.

(7) Class is closed to investment.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2012	$7.76	-12.18%	$78	0.60%	0.59%	—%	—%	11%
Year ended 3-31-2011	8.90	14.10	88	0.60	-0.51	—	—	7
Year ended 3-31-2010	7.80	59.43	75	0.66	-0.21	—	—	13
Year ended 3-31-2009	4.90	-43.93	39	0.72	2.51	—	—	25
Year ended 3-31-2008[4]	9.81	2.67	54	0.88[5]	6.52[5]	0.89[5]	6.51[5]	—*[6]
Class B Shares								
Year ended 3-31-2012	7.58	-13.25	1	1.51	-0.34	—	—	11
Year ended 3-31-2011	8.74	13.36	2	1.49	-1.41	—	—	7
Year ended 3-31-2010	7.71	58.64	2	1.60	-1.14	—	—	13
Year ended 3-31-2009	4.86	-44.75	1	1.70	1.53	—	—	25
Year ended 3-31-2008[4]	9.78	1.87	1	1.77[5]	5.43[5]	1.78[5]	5.42[5]	—*[6]
Class C Shares								
Year ended 3-31-2012	7.60	-13.25	2	1.42	-0.24	—	—	11
Year ended 3-31-2011	8.77	13.45	2	1.39	-1.30	—	—	7
Year ended 3-31-2010	7.73	58.76	2	1.43	-0.97	—	—	13
Year ended 3-31-2009	4.87	-44.59	1	1.52	1.53	—	—	25
Year ended 3-31-2008[4]	9.79	1.90	3	1.65[5]	6.18[5]	1.66[5]	6.17[5]	—*[6]
Class E Shares[7]								
Year ended 3-31-2012	7.79	-12.05	—*	0.48	0.70	—	—	11
Year ended 3-31-2011	8.93	14.34	—*	0.48	-0.39	—	—	7
Year ended 3-31-2010	7.81	59.40	—*	0.49	-0.06	—	—	13
Year ended 3-31-2009	4.91	-43.74	—*	0.53	2.49	—	—	25
Year ended 3-31-2008[4]	9.81	2.79	—*	0.79[5]	4.44[5]	0.80[5]	4.43[5]	—*[6]
Class I Shares								
Year ended 3-31-2012	7.84	-11.80	—*	0.24	1.00	—	—	11
Year ended 3-31-2011	8.98	14.54	—*	0.23	-0.16	—	—	7
Year ended 3-31-2010	7.84	59.76	—*	0.23	0.20	—	—	13
Year ended 3-31-2009	4.92	-43.56	—*	0.27	2.73	—	—	25
Year ended 3-31-2008[4]	9.82	3.07	—*	0.55[5]	4.67[5]	0.56[5]	4.66[5]	—*[6]
Class Y Shares								
Year ended 3-31-2012	7.78	-12.11	1	0.53	0.91	—	—	11
Year ended 3-31-2011	8.92	14.21	1	0.59	-0.50	—	—	7
Year ended 3-31-2010	7.81	59.32	—*	0.55	0.05	—	—	13
Year ended 3-31-2009	4.91	-43.84	—*	0.73	2.45	—	—	25
Year ended 3-31-2008[4]	9.81	2.77	—*	0.81[5]	4.76[5]	0.82[5]	4.75[5]	—*[6]

See Accompanying Notes to Financial Statements.

IVY MANAGED INTERNATIONAL OPPORTUNITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Distributions From Return of Capital	Total Distributions
Class A Shares								
Year ended 3-31-2012	$ 9.56	$ 0.14[3]	$(0.86)	$(0.72)	$(0.14)	$ —	$ —	$(0.14)
Year ended 3-31-2011	8.44	0.03[3]	1.14	1.17	(0.03)	—	(0.02)	(0.05)
Year ended 3-31-2010	5.62	0.01[3]	2.85	2.86	(0.02)	—	(0.02)	(0.04)
Year ended 3-31-2009	10.06	0.21	(4.21)	(4.00)	(0.27)	(0.15)	(0.02)	(0.44)
Year ended 3-31-2008[4]	10.00	0.35[3]	0.04	0.39	(0.33)	—	—	(0.33)
Class B Shares								
Year ended 3-31-2012	9.48	0.06[3]	(0.87)	(0.81)	(0.08)	—	—	(0.08)
Year ended 3-31-2011	8.38	(0.04)[3]	1.14	1.10	—*	—	—*	—*
Year ended 3-31-2010	5.59	(0.04)[3]	2.83	2.79	—	—	—	—
Year ended 3-31-2009	10.04	0.16[3]	(4.23)	(4.07)	(0.21)	(0.15)	(0.02)	(0.38)
Year ended 3-31-2008[4]	10.00	0.33[3]	(0.02)	0.31	(0.27)	—	—	(0.27)
Class C Shares								
Year ended 3-31-2012	9.49	0.07[3]	(0.86)	(0.79)	(0.09)	—	—	(0.09)
Year ended 3-31-2011	8.40	(0.03)[3]	1.13	1.10	(0.01)	—	—*	(0.01)
Year ended 3-31-2010	5.59	(0.03)[3]	2.84	2.81	—	—	—	—
Year ended 3-31-2009	10.04	0.15[3]	(4.22)	(4.07)	(0.21)	(0.15)	(0.02)	(0.38)
Year ended 3-31-2008[4]	10.00	0.30[3]	0.02	0.32	(0.28)	—	—	(0.28)
Class E Shares[7]								
Year ended 3-31-2012	9.57	0.15[3]	(0.88)	(0.73)	(0.14)	—	—	(0.14)
Year ended 3-31-2011	8.45	0.05[3]	1.13	1.18	(0.04)	—	(0.02)	(0.06)
Year ended 3-31-2010	5.62	0.01[3]	2.86	2.87	(0.02)	—	(0.02)	(0.04)
Year ended 3-31-2009	10.06	0.23	(4.23)	(4.00)	(0.28)	(0.14)	(0.02)	(0.44)
Year ended 3-31-2008[4]	10.00	0.38[3]	0.02	0.40	(0.34)	—	—	(0.34)
Class I Shares								
Year ended 3-31-2012	9.58	0.16[3]	(0.85)	(0.69)	(0.16)	—	—	(0.16)
Year ended 3-31-2011	8.46	0.05[3]	1.14	1.19	(0.04)	—	(0.03)	(0.07)
Year ended 3-31-2010	5.63	0.02[3]	2.87	2.89	(0.03)	—	(0.03)	(0.06)
Year ended 3-31-2009	10.07	0.24	(4.21)	(3.97)	(0.30)	(0.15)	(0.02)	(0.47)
Year ended 3-31-2008[4]	10.00	0.41[3]	0.02	0.43	(0.36)	—	—	(0.36)
Class Y Shares								
Year ended 3-31-2012	9.55	0.16[3]	(0.88)	(0.72)	(0.14)	—	—	(0.14)
Year ended 3-31-2011	8.43	0.03[3]	1.14	1.17	(0.03)	—	(0.02)	(0.05)
Year ended 3-31-2010	5.61	0.01[3]	2.85	2.86	(0.02)	—	(0.02)	(0.04)
Year ended 3-31-2009	10.06	0.22	(4.22)	(4.00)	(0.28)	(0.15)	(0.02)	(0.45)
Year ended 3-31-2008[4]	10.00	0.37[3]	0.03	0.40	(0.34)	—	—	(0.34)

* Not shown due to rounding.

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(5) Annualized.

(6) For the fiscal year ended March 31, 2008.

(7) Class is closed to investment.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2012	$ 8.70	-7.42%	$185	0.50%	1.58%	—%	—%	8%
Year ended 3-31-2011	9.56	13.88	188	0.50	0.38	—	—	22
Year ended 3-31-2010	8.44	50.82	152	0.55	0.30	—	—	9
Year ended 3-31-2009	5.62	-40.20	84	0.57	2.85	—	—	16
Year ended 3-31-2008[4]	10.06	3.75	100	0.67[5]	4.67[5]	0.68[5]	4.66[5]	—[6]
Class B Shares								
Year ended 3-31-2012	8.59	-8.42	3	1.39	0.66	—	—	8
Year ended 3-31-2011	9.48	13.14	3	1.36	-0.47	—	—	22
Year ended 3-31-2010	8.38	49.91	4	1.43	-0.58	—	—	9
Year ended 3-31-2009	5.59	-40.93	3	1.41	1.92	—	—	16
Year ended 3-31-2008[4]	10.04	2.98	4	1.48[5]	4.05[5]	1.49[5]	4.04[5]	—[6]
Class C Shares								
Year ended 3-31-2012	8.61	-8.25	5	1.30	0.79	—	—	8
Year ended 3-31-2011	9.49	13.05	5	1.26	-0.38	—	—	22
Year ended 3-31-2010	8.40	50.27	5	1.32	-0.46	—	—	9
Year ended 3-31-2009	5.59	-40.91	3	1.35	2.19	—	—	16
Year ended 3-31-2008[4]	10.04	3.05	4	1.44[5]	3.70[5]	1.45[5]	3.69[5]	—[6]
Class E Shares[7]								
Year ended 3-31-2012	8.70	-7.45	—*	0.40	1.66	—	—	8
Year ended 3-31-2011	9.57	13.94	—*	0.41	0.48	—	—	22
Year ended 3-31-2010	8.45	51.16	—*	0.42	0.41	—	—	9
Year ended 3-31-2009	5.62	-40.12	—*	0.45	2.83	—	—	16
Year ended 3-31-2008[4]	10.06	3.82	—*	0.60[5]	3.57[5]	0.61[5]	3.56[5]	—[6]
Class I Shares								
Year ended 3-31-2012	8.73	-7.04	1	0.15	1.89	—	—	8
Year ended 3-31-2011	9.58	14.09	—*	0.16	0.54	—	—	22
Year ended 3-31-2010	8.46	51.31	—*	0.16	0.66	—	—	9
Year ended 3-31-2009	5.63	-39.86	—*	0.18	3.08	—	—	16
Year ended 3-31-2008[4]	10.07	4.10	—*	0.36[5]	3.81[5]	0.37[5]	3.80[5]	—[6]
Class Y Shares								
Year ended 3-31-2012	8.69	-7.42	1	0.46	1.85	—	—	8
Year ended 3-31-2011	9.55	13.90	1	0.50	0.40	0.52	0.38	22
Year ended 3-31-2010	8.43	50.91	—*	0.55	0.28	0.58	0.25	9
Year ended 3-31-2009	5.61	-40.21	—*	0.59	2.56	0.60	2.55	16
Year ended 3-31-2008[4]	10.06	3.81	—*	0.64[5]	3.83[5]	0.65[5]	3.82[5]	—[6]

See Accompanying Notes to Financial Statements.

IVY MICRO CAP GROWTH FUND

	Net Asset Value, Beginning of Period	Net Investment Loss	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2012	$19.63	$(0.29)[3]	$ 1.27	$ 0.98	$ —	$(1.34)	$(1.34)
Year ended 3-31-2011	15.78	(0.30)[3]	4.80	4.50	(0.05)	(0.60)	(0.65)
Year ended 3-31-2010	9.77	(0.29)[3]	6.69	6.40	—	(0.39)	(0.39)
Year ended 3-31-2009[4]	10.00	(0.02)	(0.21)	(0.23)	—	—	—
Class B Shares							
Year ended 3-31-2012	19.27	(0.49)[3]	1.26	0.77	—	(1.11)	(1.11)
Year ended 3-31-2011	15.63	(0.52)[3]	4.71	4.19	—	(0.55)	(0.55)
Year ended 3-31-2010	9.76	(0.51)[3]	6.66	6.15	—	(0.28)	(0.28)
Year ended 3-31-2009[4]	10.00	(0.04)	(0.20)	(0.24)	—	—	—
Class C Shares							
Year ended 3-31-2012	19.42	(0.43)[3]	1.25	0.82	—	(1.20)	(1.20)
Year ended 3-31-2011	15.69	(0.43)[3]	4.75	4.32	—	(0.59)	(0.59)
Year ended 3-31-2010	9.76	(0.44)[3]	6.68	6.24	—	(0.31)	(0.31)
Year ended 3-31-2009[4]	10.00	(0.03)	(0.21)	(0.24)	—	—	—
Class I Shares							
Year ended 3-31-2012	19.73	(0.21)[3]	1.26	1.05	—	(1.41)	(1.41)
Year ended 3-31-2011	15.79	(0.22)[3]	4.82	4.60	(0.06)	(0.60)	(0.66)
Year ended 3-31-2010	9.77	(0.24)[3]	6.68	6.44	—	(0.42)	(0.42)
Year ended 3-31-2009[4]	10.00	(0.02)	(0.21)	(0.23)	—	—	—
Class Y Shares							
Year ended 3-31-2012	19.64	(0.26)[3]	1.28	1.02	—	(1.37)	(1.37)
Year ended 3-31-2011	15.70	(0.26)[3]	4.78	4.52	—	(0.58)	(0.58)
Year ended 3-31-2010	9.77	(0.31)[3]	6.63	6.32	—	(0.39)	(0.39)
Year ended 3-31-2009[4]	10.00	(0.02)	(0.21)	(0.23)	—	—	—

* Not shown due to rounding.

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) For the period from February 17, 2009 (commencement of operations of the class) through March 31, 2009.

(5) Annualized.

(6) For the fiscal year ended March 31, 2009.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Loss to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2012	$19.27	6.56%	$72	1.78%	-1.63%	—%	—%	78%
Year ended 3-31-2011	19.63	28.73	78	1.88	-1.69	—	—	78
Year ended 3-31-2010	15.78	66.16	28	2.17	-2.08	2.79	-2.70	94
Year ended 3-31-2009[4]	9.77	-2.30	3	2.55[5]	-2.38[5]	—	—	5[6]
Class B Shares								
Year ended 3-31-2012	18.93	5.28	1	2.99	-2.84	—	—	78
Year ended 3-31-2011	19.27	27.00	1	3.20	-3.02	—	—	78
Year ended 3-31-2010	15.63	63.49	—*	3.91	-3.82	4.13	-4.04	94
Year ended 3-31-2009[4]	9.76	-2.40	—*	3.49[5]	-3.32[5]	—	—	5[6]
Class C Shares								
Year ended 3-31-2012	19.04	5.65	4	2.62	-2.47	—	—	78
Year ended 3-31-2011	19.42	27.72	4	2.66	-2.48	—	—	78
Year ended 3-31-2010	15.69	64.45	1	3.29	-3.19	3.51	-3.41	94
Year ended 3-31-2009[4]	9.76	-2.40	—*	3.24[5]	-3.07[5]	—	—	5[6]
Class I Shares								
Year ended 3-31-2012	19.37	7.00	3	1.34	-1.19	—	—	78
Year ended 3-31-2011	19.73	29.36	3	1.41	-1.24	—	—	78
Year ended 3-31-2010	15.79	66.68	—*	1.89	-1.79	2.23	-2.13	94
Year ended 3-31-2009[4]	9.77	-2.30	—*	1.97[5]	-1.80[5]	—	—	5[6]
Class Y Shares								
Year ended 3-31-2012	19.29	6.79	1	1.59	-1.45	—	—	78
Year ended 3-31-2011	19.64	29.00	1	1.67	-1.45	—	—	78
Year ended 3-31-2010	15.70	65.38	—*	2.35	-2.27	2.57	-2.49	94
Year ended 3-31-2009[4]	9.77	-2.30	—*	2.21[5]	-2.03[5]	—	—	5[6]

See Accompanying Notes to Financial Statements.

IVY MID CAP GROWTH FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2012	$18.36	$(0.12)[3]	$ 0.85	$ 0.73	$—	$(0.47)	$(0.47)
Year ended 3-31-2011	13.95	(0.05)[3]	4.46	4.41	—	—	—
Year ended 3-31-2010	8.57	(0.06)[3]	5.44	5.38	—	—	—
Year ended 3-31-2009	12.77	(0.05)	(4.15)	(4.20)	—	—	—
Year ended 3-31-2008	13.07	(0.09)	(0.21)	(0.30)	—	—	—
Class B Shares							
Year ended 3-31-2012	16.40	(0.25)[3]	0.74	0.49	—	(0.47)	(0.47)
Year ended 3-31-2011	12.58	(0.18)[3]	4.00	3.82	—	—	—
Year ended 3-31-2010	7.81	(0.16)[3]	4.93	4.77	—	—	—
Year ended 3-31-2009	11.79	(0.17)[3]	(3.81)	(3.98)	—	—	—
Year ended 3-31-2008	12.18	(0.30)	(0.09)	(0.39)	—	—	—
Class C Shares							
Year ended 3-31-2012	17.04	(0.23)[3]	0.77	0.54	—	(0.47)	(0.47)
Year ended 3-31-2011	13.04	(0.15)[3]	4.15	4.00	—	—	—
Year ended 3-31-2010	8.06	(0.14)[3]	5.12	4.98	—	—	—
Year ended 3-31-2009	12.09	(0.19)	(3.84)	(4.03)	—	—	—
Year ended 3-31-2008	12.48	(0.25)	(0.14)	(0.39)	—	—	—
Class E Shares							
Year ended 3-31-2012	18.17	(0.15)[3]	0.82	0.67	—	(0.47)	(0.47)
Year ended 3-31-2011	13.81	(0.07)[3]	4.43	4.36	—	—	—
Year ended 3-31-2010	8.48	(0.05)[3]	5.38	5.33	—	—	—
Year ended 3-31-2009	12.68	(0.06)	(4.14)	(4.20)	—	—	—
Year ended 3-31-2008[4]	13.13	(0.22)[3]	(0.23)	(0.45)	—	—	—
Class I Shares							
Year ended 3-31-2012	19.07	(0.07)[3]	0.90	0.83	—	(0.47)	(0.47)
Year ended 3-31-2011	14.42	0.01[3]	4.64	4.65	—	—	—
Year ended 3-31-2010	8.81	0.00[3]	5.61	5.61	—	—	—
Year ended 3-31-2009	13.07	0.00	(4.26)	(4.26)	—	—	—
Year ended 3-31-2008[4]	13.28	(0.03)[3]	(0.18)	(0.21)	—	—	—
Class R Shares							
Year ended 3-31-2012	18.27	(0.16)[3]	0.85	0.69	—	(0.47)	(0.47)
Year ended 3-31-2011	13.90	(0.08)[3]	4.45	4.37	—	—	—
Year ended 3-31-2010	8.54	(0.07)[3]	5.43	5.36	—	—	—
Year ended 3-31-2009	12.73	(0.06)	(4.13)	(4.19)	—	—	—
Year ended 3-31-2008	13.05	(0.10)	(0.22)	(0.32)	—	—	—
Class Y Shares							
Year ended 3-31-2012	18.86	(0.10)[3]	0.88	0.78	—	(0.47)	(0.47)
Year ended 3-31-2011	14.29	(0.02)[3]	4.59	4.57	—	—	—
Year ended 3-31-2010	8.74	(0.01)[3]	5.56	5.55	—	—	—
Year ended 3-31-2009	12.97	(0.01)	(4.22)	(4.23)	—	—	—
Year ended 3-31-2008	13.23	(0.07)	(0.19)	(0.26)	—	—	—

* Not shown due to rounding.

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(5) Annualized.

(6) For the fiscal year ended March 31, 2008.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2012	$18.62	4.29%	$636	1.40%	-0.69%	—%	—%	29%
Year ended 3-31-2011	18.36	31.61	369	1.49	-0.34	—	—	39
Year ended 3-31-2010	13.95	62.78	162	1.65	-0.51	1.67	-0.53	40
Year ended 3-31-2009	8.57	-32.89	75	1.65	-0.39	1.78	-0.52	49
Year ended 3-31-2008	12.77	-2.37	108	1.60	-0.67	—	—	42
Class B Shares								
Year ended 3-31-2012	16.42	3.33	17	2.35	-1.63	—	—	29
Year ended 3-31-2011	16.40	30.37	12	2.47	-1.32	—	—	39
Year ended 3-31-2010	12.58	61.08	7	2.68	-1.53	—	—	40
Year ended 3-31-2009	7.81	-33.76	4	2.92	-1.69	—	—	49
Year ended 3-31-2008	11.79	-3.20	9	2.56	-1.62	—	—	42
Class C Shares								
Year ended 3-31-2012	17.11	3.50	135	2.14	-1.44	—	—	29
Year ended 3-31-2011	17.04	30.68	69	2.16	-1.02	—	—	39
Year ended 3-31-2010	13.04	61.79	17	2.35	-1.21	2.38	-1.24	40
Year ended 3-31-2009	8.06	-33.33	6	2.35	-1.10	2.59	-1.34	49
Year ended 3-31-2008	12.09	-3.13	10	2.35	-1.41	2.38	-1.44	42
Class E Shares								
Year ended 3-31-2012	18.37	4.00	3	1.60	-0.88	1.97	-1.25	29
Year ended 3-31-2011	18.17	31.57	3	1.60	-0.44	2.09	-0.93	39
Year ended 3-31-2010	13.81	62.85	1	1.60	-0.46	2.60	-1.46	40
Year ended 3-31-2009	8.48	-33.12	—*	1.99	-0.71	3.12	-1.84	49
Year ended 3-31-2008[4]	12.68	-3.43	—*	2.52[5]	-1.61[5]	—	—	42[6]
Class I Shares								
Year ended 3-31-2012	19.43	4.65	788	1.05	-0.38	—	—	29
Year ended 3-31-2011	19.07	32.25	116	1.08	0.04	—	—	39
Year ended 3-31-2010	14.42	63.68	6	1.14	-0.03	—	—	40
Year ended 3-31-2009	8.81	-32.59	—*	1.17	0.09	—	—	49
Year ended 3-31-2008[4]	13.07	-1.58	1	1.17[5]	-0.23[5]	—	—	42[6]
Class R Shares								
Year ended 3-31-2012	18.49	4.09	50	1.63	-0.93	—	—	29
Year ended 3-31-2011	18.27	31.44	21	1.63	-0.48	—	—	39
Year ended 3-31-2010	13.90	62.76	4	1.67	-0.57	—	—	40
Year ended 3-31-2009	8.54	-32.91	—*	1.72	-0.45	—	—	49
Year ended 3-31-2008	12.73	-2.45	—*	1.68	-0.75	—	—	42
Class Y Shares								
Year ended 3-31-2012	19.17	4.44	439	1.25	-0.55	1.30	-0.60	29
Year ended 3-31-2011	18.86	31.98	207	1.25	-0.10	1.34	-0.19	39
Year ended 3-31-2010	14.29	63.50	54	1.25	-0.11	1.38	-0.24	40
Year ended 3-31-2009	8.74	-32.61	9	1.25	0.00	1.40	-0.15	49
Year ended 3-31-2008	12.97	-1.97	12	1.25	-0.33	1.40	-0.48	42

See Accompanying Notes to Financial Statements.

IVY MONEY MARKET FUND

	Net Asset Value, Beginning of Period	Net Investment Income[3]	Net Realized and Unrealized Gain on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2012	$1.00	$0.00	$0.00	$0.00	$ —*	$—	$ —*
Year ended 3-31-2011	1.00	0.00	0.00	0.00	—*	—*	—*
Year ended 3-31-2010	1.00	0.01	0.00	0.01	(0.01)	—*	(0.01)
Year ended 3-31-2009	1.00	0.02	0.00	0.02	(0.02)	—	(0.02)
Year ended 3-31-2008	1.00	0.04	0.00	0.04	(0.04)	—	(0.04)
Class B Shares[4]							
Year ended 3-31-2012	1.00	0.00	0.00	0.00	—*	—	—*
Year ended 3-31-2011	1.00	0.00	0.00	0.00	—*	—*	—*
Year ended 3-31-2010	1.00	0.00	0.00	0.00	—*	—*	—*
Year ended 3-31-2009	1.00	0.01	0.00	0.01	(0.01)	—	(0.01)
Year ended 3-31-2008	1.00	0.03	0.00	0.03	(0.03)	—	(0.03)
Class C Shares[4]							
Year ended 3-31-2012	1.00	0.00	0.00	0.00	—*	—	—*
Year ended 3-31-2011	1.00	0.00	0.00	0.00	—*	—*	—*
Year ended 3-31-2010	1.00	0.00	0.00	0.00	—*	—*	—*
Year ended 3-31-2009	1.00	0.01	0.00	0.01	(0.01)	—	(0.01)
Year ended 3-31-2008	1.00	0.03	0.00	0.03	(0.03)	—	(0.03)
Class E Shares							
Year ended 3-31-2012	1.00	0.00	0.00	0.00	—*	—	—*
Year ended 3-31-2011	1.00	0.00	0.00	0.00	—*	—*	—*
Year ended 3-31-2010	1.00	0.00	0.00	0.00	—*	—*	—*
Year ended 3-31-2009	1.00	0.01	0.00	0.01	(0.01)	—	(0.01)
Year ended 3-31-2008[5]	1.00	0.04	0.00	0.04	(0.04)	—	(0.04)

* Not shown due to rounding.

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) These shares are not available for direct investment. However, they are available by exchange from Class B or Class C shares of another Ivy Fund.

(5) For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(6) Annualized.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[2]
Class A Shares							
Year ended 3-31-2012	$1.00	0.02%	$171	0.28%	0.02%	0.66%	-0.36%
Year ended 3-31-2011	1.00	0.04	159	0.43	0.02	0.69	-0.24
Year ended 3-31-2010	1.00	0.53	195	0.65	0.50	0.65	0.50
Year ended 3-31-2009	1.00	1.65	219	0.73	1.51	—	—
Year ended 3-31-2008	1.00	4.19	91	0.88	4.02	—	—
Class B Shares[4]							
Year ended 3-31-2012	1.00	0.02	8	0.28	0.02	1.73	-1.43
Year ended 3-31-2011	1.00	0.04	7	0.43	0.02	1.80	-1.35
Year ended 3-31-2010	1.00	0.16	9	1.07	0.16	1.75	-0.52
Year ended 3-31-2009	1.00	0.74	19	1.61	0.58	1.70	0.49
Year ended 3-31-2008	1.00	3.25	7	1.80	3.01	—	—
Class C Shares[4]							
Year ended 3-31-2012	1.00	0.02	41	0.28	0.02	1.64	-1.34
Year ended 3-31-2011	1.00	0.04	32	0.43	0.02	1.67	-1.22
Year ended 3-31-2010	1.00	0.16	39	1.08	0.16	1.67	-0.43
Year ended 3-31-2009	1.00	0.78	91	1.58	0.58	1.63	0.53
Year ended 3-31-2008	1.00	3.31	18	1.73	3.03	—	—
Class E Shares							
Year ended 3-31-2012	1.00	0.02	4	0.28	0.02	0.78	-0.48
Year ended 3-31-2011	1.00	0.04	3	0.43	0.02	0.79	-0.34
Year ended 3-31-2010	1.00	0.49	4	0.69	0.49	0.70	0.48
Year ended 3-31-2009	1.00	1.51	5	0.88	1.31	—	—
Year ended 3-31-2008[5]	1.00	4.07	1	0.93[6]	3.77[6]	—	—

See Accompanying Notes to Financial Statements.

IVY MUNICIPAL BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2012	$10.95	$0.42[3]	$ 0.93	$ 1.35	$(0.42)	$—	$(0.42)
Year ended 3-31-2011	11.16	0.43[3]	(0.21)	0.22	(0.43)	—	(0.43)
Year ended 3-31-2010	10.41	0.45[3]	0.75	1.20	(0.45)	—	(0.45)
Year ended 3-31-2009	10.80	0.39[3]	(0.39)	0.00	(0.39)	—	(0.39)
Year ended 3-31-2008	11.12	0.39[3]	(0.32)	0.07	(0.39)	—	(0.39)
Class B Shares							
Year ended 3-31-2012	10.95	0.33[3]	0.93	1.26	(0.33)	—	(0.33)
Year ended 3-31-2011	11.16	0.34[3]	(0.21)	0.13	(0.34)	—	(0.34)
Year ended 3-31-2010	10.41	0.36[3]	0.75	1.11	(0.36)	—	(0.36)
Year ended 3-31-2009	10.80	0.31[3]	(0.39)	(0.08)	(0.31)	—	(0.31)
Year ended 3-31-2008	11.12	0.31	(0.32)	(0.01)	(0.31)	—	(0.31)
Class C Shares							
Year ended 3-31-2012	10.95	0.33[3]	0.93	1.26	(0.33)	—	(0.33)
Year ended 3-31-2011	11.16	0.34[3]	(0.21)	0.13	(0.34)	—	(0.34)
Year ended 3-31-2010	10.41	0.37[3]	0.75	1.12	(0.37)	—	(0.37)
Year ended 3-31-2009	10.80	0.31[3]	(0.39)	(0.08)	(0.31)	—	(0.31)
Year ended 3-31-2008	11.12	0.31	(0.32)	(0.01)	(0.31)	—	(0.31)
Class I Shares							
Year ended 3-31-2012	10.95	0.44[3]	0.93	1.37	(0.44)	—	(0.44)
Year ended 3-31-2011	11.16	0.45[3]	(0.21)	0.24	(0.45)	—	(0.45)
Year ended 3-31-2010[4]	11.10	0.19[3]	0.06	0.25	(0.19)	—	(0.19)
Class Y Shares							
Year ended 3-31-2012	10.95	0.42[3]	0.93	1.35	(0.42)	—	(0.42)
Year ended 3-31-2011	11.16	0.43[3]	(0.21)	0.22	(0.43)	—	(0.43)
Year ended 3-31-2010[7]	11.30	0.22[3]	(0.14)	0.08	(0.22)	—	(0.22)
Period ended 9-24-2008[8]	10.80	0.14[3]	(0.36)	(0.22)	(0.14)	—	(0.14)
Year ended 3-31-2008	11.12	0.38[3]	(0.32)	0.06	(0.38)	—	(0.38)
Year ended 3-31-2007	11.04	0.39[3]	0.08	0.47	(0.39)	—	(0.39)
Year ended 3-31-2006	11.13	0.42	(0.09)	0.33	(0.42)	—	(0.42)

* Not shown due to rounding.

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) For the period from November 4, 2009 (commencement of operations of the class) through March 31, 2010.

(5) Annualized.

(6) For the fiscal year ended March 31, 2010.

(7) For the period from October 8, 2009 (recommencement of operations) through March 31, 2010.

(8) For the period from April 1, 2008 through September 24, 2008 when all outstanding Class Y shares were redeemed at the ending net asset value shown.

(9) For the fiscal year ended March 31, 2009.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2012	$11.88	12.49%	$97	1.06%	3.60%	—%	—%	4%
Year ended 3-31-2011	10.95	1.89	64	1.10	3.79	—	—	6
Year ended 3-31-2010	11.16	11.66	46	1.15	4.09	—	—	18
Year ended 3-31-2009	10.41	0.09	33	1.24	3.76	—	—	26
Year ended 3-31-2008	10.80	0.69	20	1.26	3.62	1.31	3.57	62
Class B Shares								
Year ended 3-31-2012	11.88	11.67	3	1.81	2.83	—	—	4
Year ended 3-31-2011	10.95	1.10	2	1.88	3.00	—	—	6
Year ended 3-31-2010	11.16	10.75	2	1.92	3.33	—	—	18
Year ended 3-31-2009	10.41	-0.71	2	2.02	2.98	—	—	26
Year ended 3-31-2008	10.80	-0.13	1	2.08	2.81	2.13	2.76	62
Class C Shares								
Year ended 3-31-2012	11.88	11.65	28	1.82	2.85	—	—	4
Year ended 3-31-2011	10.95	1.12	20	1.86	3.02	—	—	6
Year ended 3-31-2010	11.16	10.84	23	1.90	3.34	—	—	18
Year ended 3-31-2009	10.41	-0.69	22	2.00	3.00	—	—	26
Year ended 3-31-2008	10.80	-0.14	12	2.08	2.80	2.13	2.75	62
Class I Shares								
Year ended 3-31-2012	11.88	12.75	1	0.85	3.79	—	—	4
Year ended 3-31-2011	10.95	2.10	1	0.88	4.02	—	—	6
Year ended 3-31-2010[4]	11.16	2.27	—*	0.91[5]	4.32[5]	—	—	18[6]
Class Y Shares								
Year ended 3-31-2012	11.88	12.51	1	1.06	3.63	1.11	3.58	4
Year ended 3-31-2011	10.95	1.90	1	1.10	3.78	1.13	3.75	6
Year ended 3-31-2010[7]	11.16	0.68	—*	1.15[5]	4.10[5]	1.17[5]	4.08[5]	18[6]
Period ended 9-24-2008[8]	10.44	-2.08	—	1.51[5]	3.42[5]	—	—	26[9]
Year ended 3-31-2008	10.80	0.58	—*	1.38	3.50	1.43	3.45	62
Year ended 3-31-2007	11.12	4.36	—*	1.23	3.55	1.47	3.31	26
Year ended 3-31-2006	11.04	2.98	—*	0.92	3.74	1.35	3.31	20

See Accompanying Notes to Financial Statements.

IVY MUNICIPAL HIGH INCOME FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2012	$4.75	$0.25[3]	$ 0.48	$ 0.73	$(0.25)	$ —	$(0.25)
Year ended 3-31-2011	4.84	0.22[3]	(0.09)	0.13	(0.22)	—*	(0.22)
Year ended 3-31-2010[4]	4.21	0.22[3]	0.63	0.85	(0.21)	(0.01)	(0.22)
Class B Shares							
Year ended 3-31-2012	4.75	0.20[3]	0.49	0.69	(0.21)	—	(0.21)
Year ended 3-31-2011	4.84	0.18[3]	(0.09)	0.09	(0.18)	—*	(0.18)
Year ended 3-31-2010[4]	4.21	0.17[3]	0.64	0.81	(0.17)	(0.01)	(0.18)
Class C Shares							
Year ended 3-31-2012	4.75	0.21[3]	0.48	0.69	(0.21)	—	(0.21)
Year ended 3-31-2011	4.84	0.19[3]	(0.09)	0.10	(0.19)	—*	(0.19)
Year ended 3-31-2010[4]	4.21	0.18[3]	0.63	0.81	(0.17)	(0.01)	(0.18)
Class I Shares							
Year ended 3-31-2012	4.75	0.25[3]	0.48	0.73	(0.25)	—	(0.25)
Year ended 3-31-2011	4.84	0.24[3]	(0.09)	0.15	(0.24)	—*	(0.24)
Year ended 3-31-2010[6]	4.21	0.23[3]	0.63	0.86	(0.22)	(0.01)	(0.23)
Period ended 5-17-2009[7]	4.48	0.16[3]	(0.27)	(0.11)	(0.16)	—	(0.16)
Year ended 9-30-2008[7]	5.00	0.24	(0.51)	(0.27)	(0.25)	—	(0.25)
Year ended 9-30-2007[7]	5.10	0.25	(0.10)	0.15	(0.25)	—	(0.25)
Year ended 9-30-2006[7]	4.98	0.25	0.12	0.37	(0.25)	—	(0.25)
Class Y Shares							
Year ended 3-31-2012	4.75	0.24[3]	0.49	0.73	(0.25)	—	(0.25)
Year ended 3-31-2011	4.84	0.22[3]	(0.09)	0.13	(0.22)	—*	(0.22)
Year ended 3-31-2010[4]	4.21	0.15[3]	0.64	0.79	(0.15)	(0.01)	(0.16)

*Not shown due to rounding.

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) For the period from May 18, 2009 (commencement of operations of the class) through March 31, 2010.

(5) Annualized.

(6) The Ivy Municipal High Income Fund commenced operations on May 18, 2009 after the reorganization of the Class Y shares of Waddell & Reed Advisors Municipal High Income Fund into Class I shares of the Fund. The information shown is for a share outstanding during the fiscal period from May 18, 2009 through March 31, 2010 for Ivy Municipal High Income Fund.

(7) The information shown is for a share outstanding during the fiscal year or period ended for Class Y of the Waddell & Reed Advisors Municipal High Income Fund prior to the reorganization.

(8) The return shown for Class Y is hypothetical because there were no shares or assets for the period from July 28, 2009 through October 7, 2009. Class A data has been substituted for Class Y data during that period.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2012	$5.23	15.62%	$384	0.87%	4.88%	0.90%	4.85%	4%
Year ended 3-31-2011	4.75	2.71	146	0.94	4.63	0.98	4.59	13
Year ended 3-31-2010[4]	4.84	20.45	25	0.95[5]	5.41[5]	1.68[5]	4.68[5]	14
Class B Shares								
Year ended 3-31-2012	5.23	14.70	12	1.67	4.07	1.70	4.04	4
Year ended 3-31-2011	4.75	1.87	4	1.72	3.82	1.76	3.78	13
Year ended 3-31-2010[4]	4.84	19.59	2	1.72[5]	4.52[5]	2.38[5]	3.86[5]	14
Class C Shares								
Year ended 3-31-2012	5.23	14.77	198	1.62	4.12	1.65	4.09	4
Year ended 3-31-2011	4.75	1.91	65	1.67	3.89	1.71	3.85	13
Year ended 3-31-2010[4]	4.84	19.55	8	1.76[5]	4.54[5]	2.42[5]	3.88[5]	14
Class I Shares								
Year ended 3-31-2012	5.23	15.82	416	0.70	5.04	0.74	5.00	4
Year ended 3-31-2011	4.75	2.98	131	0.70	4.90	0.79	4.81	13
Year ended 3-31-2010[6]	4.84	20.68	8	0.70[5]	5.77[5]	1.53[5]	4.94[5]	14
Period ended 5-17-2009[7]	4.21	-4.72	—*	0.87[5]	6.35[5]	0.91[5]	6.31[5]	28
Year ended 9-30-2008[7]	4.48	-5.67	—*	0.70	5.03	0.74	4.99	26
Year ended 9-30-2007[7]	5.00	2.92	—*	0.75	4.90	0.79	4.86	33
Year ended 9-30-2006[7]	5.10	7.61	—*	0.75	4.96	—	—	29
Class Y Shares								
Year ended 3-31-2012	5.23	15.65	26	0.87	4.83	0.99	4.71	4
Year ended 3-31-2011	4.75	2.73	6	0.94	4.76	1.05	4.65	13
Year ended 3-31-2010[4]	4.84	19.02[8]	1	1.10[5]	5.10[5]	1.76[5]	4.44[5]	14

See Accompanying Notes to Financial Statements.

IVY PACIFIC OPPORTUNITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2012	$16.94	$ 0.01[2]	$(2.39)	$(2.38)	$(0.06)	$(0.52)	$(0.58)
Year ended 3-31-2011	14.84	(0.01)[2]	2.11	2.10	—	—	—
Year ended 3-31-2010	8.86	(0.08)[2]	6.06	5.98	—	—	—
Year ended 3-31-2009	17.61	0.05	(6.96)	(6.91)	—	(1.84)	(1.84)
Year ended 3-31-2008	16.91	(0.01)	2.80	2.79	(0.05)	(2.04)	(2.09)
Class B Shares							
Year ended 3-31-2012	14.64	(0.13)[2]	(2.07)	(2.20)	—	(0.52)	(0.52)
Year ended 3-31-2011	12.97	(0.15)[2]	1.82	1.67	—	—	—
Year ended 3-31-2010	7.83	(0.19)[2]	5.33	5.14	—	—	—
Year ended 3-31-2009	16.01	(0.09)	(6.30)	(6.39)	—	(1.79)	(1.79)
Year ended 3-31-2008	15.49	(0.19)	2.56	2.37	—	(1.85)	(1.85)
Class C Shares							
Year ended 3-31-2012	15.10	(0.08)[2]	(2.14)	(2.22)	—	(0.52)	(0.52)
Year ended 3-31-2011	13.33	(0.10)[2]	1.87	1.77	—	—	—
Year ended 3-31-2010	8.01	(0.17)[2]	5.49	5.32	—	—	—
Year ended 3-31-2009	16.27	(0.09)	(6.37)	(6.46)	—	(1.80)	(1.80)
Year ended 3-31-2008	15.73	(0.14)	2.58	2.44	—	(1.90)	(1.90)
Class E Shares[3]							
Year ended 3-31-2012	17.15	0.06[2]	(2.41)	(2.35)	(0.16)	(0.52)	(0.68)
Year ended 3-31-2011	14.98	0.05[2]	2.12	2.17	—	—	—
Year ended 3-31-2010	8.90	(0.01)[2]	6.09	6.08	—	—	—
Year ended 3-31-2009	17.62	0.07	(6.93)	(6.86)	—	(1.86)	(1.86)
Year ended 3-31-2008[4]	16.88	0.06	2.82	2.88	(0.10)	(2.04)	(2.14)
Class I Shares							
Year ended 3-31-2012	17.39	0.08[2]	(2.46)	(2.38)	(0.19)	(0.52)	(0.71)
Year ended 3-31-2011	15.16	0.05[2]	2.18	2.23	—	—	—
Year ended 3-31-2010	9.00	(0.01)[2]	6.17	6.16	—	—	—
Year ended 3-31-2009	17.77	0.10[2]	(7.00)	(6.90)	—	(1.87)	(1.87)
Year ended 3-31-2008[4]	17.00	(0.03)[2]	2.98	2.95	(0.14)	(2.04)	(2.18)
Class Y Shares							
Year ended 3-31-2012	17.25	0.05[2]	(2.44)	(2.39)	(0.12)	(0.52)	(0.64)
Year ended 3-31-2011	15.08	0.03[2]	2.14	2.17	—	—	—
Year ended 3-31-2010	8.98	(0.05)[2]	6.15	6.10	—	—	—
Year ended 3-31-2009	17.75	0.08	(6.99)	(6.91)	—	(1.86)	(1.86)
Year ended 3-31-2008	17.03	0.01	2.83	2.84	(0.08)	(2.04)	(2.12)

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Based on average weekly shares outstanding.

(3) Class is closed to investment.

(4) For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(5) Annualized.

(6) For the fiscal year ended March 31, 2008.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Portfolio Turnover Rate
Class A Shares						
Year ended 3-31-2012	$13.98	-13.71%	$504	1.75%	0.04%	97%
Year ended 3-31-2011	16.94	14.15	600	1.72	-0.07	137
Year ended 3-31-2010	14.84	67.50	514	1.83	-0.61	81
Year ended 3-31-2009	8.86	-38.76	239	1.92	0.37	112
Year ended 3-31-2008	17.61	14.30	471	1.74	-0.08	96
Class B Shares						
Year ended 3-31-2012	11.92	-14.69	10	2.88	-1.03	97
Year ended 3-31-2011	14.64	12.88	16	2.81	-1.07	137
Year ended 3-31-2010	12.97	65.65	17	2.91	-1.64	81
Year ended 3-31-2009	7.83	-39.46	10	3.07	-0.77	112
Year ended 3-31-2008	16.01	13.16	21	2.74	-1.05	96
Class C Shares						
Year ended 3-31-2012	12.36	-14.37	20	2.51	-0.63	97
Year ended 3-31-2011	15.10	13.28	32	2.46	-0.73	137
Year ended 3-31-2010	13.33	66.42	35	2.56	-1.38	81
Year ended 3-31-2009	8.01	-39.22	16	2.69	-0.36	112
Year ended 3-31-2008	16.27	13.36	38	2.49	-0.82	96
Class E Shares[3]						
Year ended 3-31-2012	14.12	-13.32	—*	1.37	0.41	97
Year ended 3-31-2011	17.15	14.49	—*	1.36	0.30	137
Year ended 3-31-2010	14.98	68.32	—*	1.42	-0.11	81
Year ended 3-31-2009	8.90	-38.43	—*	1.44	0.79	112
Year ended 3-31-2008[4]	17.62	14.79	—*	1.43[5]	0.26[5]	96[6]
Class I Shares						
Year ended 3-31-2012	14.30	-13.28	138	1.25	0.52	97
Year ended 3-31-2011	17.39	14.71	159	1.24	0.28	137
Year ended 3-31-2010	15.16	68.44	104	1.29	-0.11	81
Year ended 3-31-2009	9.00	-38.34	45	1.31	0.81	112
Year ended 3-31-2008[4]	17.77	15.10	38	1.31[5]	0.06[5]	96[6]
Class Y Shares						
Year ended 3-31-2012	14.22	-13.48	6	1.50	0.30	97
Year ended 3-31-2011	17.25	14.39	9	1.50	0.22	137
Year ended 3-31-2010	15.08	67.93	9	1.55	-0.38	81
Year ended 3-31-2009	8.98	-38.47	4	1.57	0.69	112
Year ended 3-31-2008	17.75	14.48	7	1.55	0.06	96

See Accompanying Notes to Financial Statements.

IVY SMALL CAP GROWTH FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2012	$15.39	$(0.17)[3]	$(0.21)	$(0.38)	$—	$(0.50)	$(0.50)
Year ended 3-31-2011	11.40	(0.13)[3]	4.12	3.99	—	—	—
Year ended 3-31-2010	7.08	(0.12)[3]	4.44	4.32	—	—	—
Year ended 3-31-2009	10.31	(0.12)	(3.04)	(3.16)	—	(0.07)	(0.07)
Year ended 3-31-2008	12.98	(0.13)[3]	(0.71)	(0.84)	—	(1.83)	(1.83)
Class B Shares							
Year ended 3-31-2012	13.56	(0.28)[3]	(0.21)	(0.49)	—	(0.50)	(0.50)
Year ended 3-31-2011	10.15	(0.23)[3]	3.64	3.41	—	—	—
Year ended 3-31-2010	6.37	(0.20)[3]	3.98	3.78	—	—	—
Year ended 3-31-2009	9.39	(0.37)	(2.58)	(2.95)	—	(0.07)	(0.07)
Year ended 3-31-2008	11.97	(0.23)	(0.64)	(0.87)	—	(1.71)	(1.71)
Class C Shares							
Year ended 3-31-2012	14.07	(0.24)[3]	(0.21)	(0.45)	—	(0.50)	(0.50)
Year ended 3-31-2011	10.49	(0.20)[3]	3.78	3.58	—	—	—
Year ended 3-31-2010	6.56	(0.16)[3]	4.09	3.93	—	—	—
Year ended 3-31-2009	9.62	(0.28)	(2.71)	(2.99)	—	(0.07)	(0.07)
Year ended 3-31-2008	12.22	(0.23)	(0.62)	(0.85)	—	(1.75)	(1.75)
Class E Shares							
Year ended 3-31-2012	15.36	(0.18)[3]	(0.21)	(0.39)	—	(0.50)	(0.50)
Year ended 3-31-2011	11.38	(0.14)[3]	4.12	3.98	—	—	—
Year ended 3-31-2010	7.06	(0.11)[3]	4.43	4.32	—	—	—
Year ended 3-31-2009	10.29	(0.13)[3]	(3.03)	(3.16)	—	(0.07)	(0.07)
Year ended 3-31-2008[4]	13.03	(0.18)[3]	(0.77)	(0.95)	—	(1.79)	(1.79)
Class I Shares							
Year ended 3-31-2012	17.83	(0.13)[3]	(0.22)	(0.35)	—	(0.50)	(0.50)
Year ended 3-31-2011	13.14	(0.09)[3]	4.78	4.69	—	—	—
Year ended 3-31-2010	8.12	(0.07)[3]	5.09	5.02	—	—	—
Year ended 3-31-2009	11.73	(0.07)[3]	(3.47)	(3.54)	—	(0.07)	(0.07)
Year ended 3-31-2008[4]	14.35	0.09	(0.82)	(0.73)	—	(1.89)	(1.89)
Class R Shares							
Year ended 3-31-2012	15.38	(0.19)[3]	(0.21)	(0.40)	—	(0.50)	(0.50)
Year ended 3-31-2011	11.40	(0.15)[3]	4.13	3.98	—	—	—
Year ended 3-31-2010	7.08	(0.12)[3]	4.44	4.32	—	—	—
Year ended 3-31-2009	10.30	(0.15)	(3.00)	(3.15)	—	(0.07)	(0.07)
Year ended 3-31-2008	12.96	(0.19)	(0.65)	(0.84)	—	(1.82)	(1.82)
Class Y Shares							
Year ended 3-31-2012	17.38	(0.16)[3]	(0.22)	(0.38)	—	(0.50)	(0.50)
Year ended 3-31-2011	12.85	(0.12)[3]	4.65	4.53	—	—	—
Year ended 3-31-2010	7.96	(0.10)[3]	4.99	4.89	—	—	—
Year ended 3-31-2009	11.53	(0.10)[3]	(3.40)	(3.50)	—	(0.07)	(0.07)
Year ended 3-31-2008	14.31	(0.11)	(0.81)	(0.92)	—	(1.86)	(1.86)

* Not shown due to rounding.

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(5) Annualized.

(6) For the fiscal year ended March 31, 2008.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Loss to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2012	$14.51	-1.98%	$241	1.50%	-1.21%	—%	—%	65%
Year ended 3-31-2011	15.39	35.00	240	1.51	-1.05	—	—	53
Year ended 3-31-2010	11.40	61.02	132	1.66	-1.24	—	—	72
Year ended 3-31-2009	7.08	-30.58	66	1.71	-1.38	—	—	85
Year ended 3-31-2008	10.31	-8.32	97	1.56	-1.00	—	—	79
Class B Shares								
Year ended 3-31-2012	12.57	-3.07	10	2.57	-2.27	—	—	65
Year ended 3-31-2011	13.56	33.60	11	2.54	-2.08	—	—	53
Year ended 3-31-2010	10.15	59.34	8	2.77	-2.34	—	—	72
Year ended 3-31-2009	6.37	-31.35	6	2.75	-2.43	—	—	85
Year ended 3-31-2008	9.39	-9.19	12	2.45	-1.87	—	—	79
Class C Shares								
Year ended 3-31-2012	13.12	-2.67	181	2.17	-1.87	—	—	65
Year ended 3-31-2011	14.07	34.13	207	2.18	-1.71	—	—	53
Year ended 3-31-2010	10.49	59.91	154	2.29	-1.86	—	—	72
Year ended 3-31-2009	6.56	-31.01	103	2.34	-2.01	—	—	85
Year ended 3-31-2008	9.62	-8.91	187	2.20	-1.62	—	—	79
Class E Shares								
Year ended 3-31-2012	14.47	-2.05	3	1.56	-1.27	2.08	-1.79	65
Year ended 3-31-2011	15.36	34.97	3	1.56	-1.08	2.17	-1.69	53
Year ended 3-31-2010	11.38	61.19	1	1.56	-1.14	2.69	-2.27	72
Year ended 3-31-2009	7.06	-30.64	1	1.90	-1.57	2.82	-2.49	85
Year ended 3-31-2008[4]	10.29	-9.15	1	2.26[5]	-1.79[5]	—	—	79[6]
Class I Shares								
Year ended 3-31-2012	16.98	-1.54	119	1.07	-0.79	—	—	65
Year ended 3-31-2011	17.83	35.69	84	1.07	-0.61	—	—	53
Year ended 3-31-2010	13.14	61.82	8	1.10	-0.68	—	—	72
Year ended 3-31-2009	8.12	-30.12	4	1.09	-0.76	—	—	85
Year ended 3-31-2008[4]	11.73	-6.82	2	1.10[5]	-0.52[5]	—	—	79[6]
Class R Shares								
Year ended 3-31-2012	14.48	-2.11	17	1.66	-1.37	—	—	65
Year ended 3-31-2011	15.38	34.91	15	1.62	-1.16	—	—	53
Year ended 3-31-2010	11.40	61.02	4	1.64	-1.24	—	—	72
Year ended 3-31-2009	7.08	-30.52	—*	1.63	-1.30	—	—	85
Year ended 3-31-2008	10.30	-8.35	—*	1.64	-1.10	—	—	79
Class Y Shares								
Year ended 3-31-2012	16.50	-1.75	207	1.32	-1.03	—	—	65
Year ended 3-31-2011	17.38	35.25	222	1.33	-0.86	—	—	53
Year ended 3-31-2010	12.85	61.43	124	1.35	-0.92	—	—	72
Year ended 3-31-2009	7.96	-30.30	70	1.34	-1.01	—	—	85
Year ended 3-31-2008	11.53	-8.13	124	1.33	-0.76	—	—	79

See Accompanying Notes to Financial Statements.

Ivy Funds

IVY SMALL CAP VALUE FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2012	$18.12	$ 0.00[3]	$(1.69)	$(1.69)	$(0.01)	$(1.46)	$(1.47)
Year ended 3-31-2011	14.99	0.03[3]	3.10	3.13	—	—	—
Year ended 3-31-2010	9.87	(0.07)[3]	5.19	5.12	—	—	—
Year ended 3-31-2009	12.96	(0.06)	(3.03)	(3.09)	—	—	—
Year ended 3-31-2008	16.22	(0.10)	(2.28)	(2.38)	—	(0.88)	(0.88)
Class B Shares							
Year ended 3-31-2012	16.66	(0.15)[3]	(1.57)	(1.72)	—	(1.46)	(1.46)
Year ended 3-31-2011	13.95	(0.15)[3]	2.86	2.71	—	—	—
Year ended 3-31-2010	9.29	(0.21)[3]	4.87	4.66	—	—	—
Year ended 3-31-2009	12.34	(0.23)	(2.82)	(3.05)	—	—	—
Year ended 3-31-2008	15.48	(0.35)	(2.08)	(2.43)	—	(0.71)	(0.71)
Class C Shares							
Year ended 3-31-2012	17.09	(0.10)[3]	(1.61)	(1.71)	—	(1.46)	(1.46)
Year ended 3-31-2011	14.25	(0.08)[3]	2.92	2.84	—	—	—
Year ended 3-31-2010	9.45	(0.16)[3]	4.96	4.80	—	—	—
Year ended 3-31-2009	12.51	(0.11)	(2.95)	(3.06)	—	—	—
Year ended 3-31-2008	15.69	(0.28)	(2.14)	(2.42)	—	(0.76)	(0.76)
Class E Shares[4]							
Year ended 3-31-2012	18.43	0.07[3]	(1.71)	(1.64)	(0.08)	(1.46)	(1.54)
Year ended 3-31-2011	15.19	0.10[3]	3.14	3.24	—	—	—
Year ended 3-31-2010	9.94	(0.01)[3]	5.26	5.25	—	—	—
Year ended 3-31-2009	12.98	0.01	(3.05)	(3.04)	—	—	—
Year ended 3-31-2008[5]	16.23	(0.02)	(2.30)	(2.32)	—	(0.93)	(0.93)
Class I Shares							
Year ended 3-31-2012	18.83	0.07[3]	(1.73)	(1.66)	(0.10)	(1.46)	(1.56)
Year ended 3-31-2011	15.49	0.13[3]	3.21	3.34	—	—	—
Year ended 3-31-2010	10.13	0.00[3]	5.36	5.36	—	—	—
Year ended 3-31-2009	13.20	0.02[3]	(3.09)	(3.07)	—	—	—
Year ended 3-31-2008[5]	16.43	(0.01)	(2.26)	(2.27)	—	(0.96)	(0.96)
Class Y Shares							
Year ended 3-31-2012	18.58	0.04[3]	(1.72)	(1.68)	(0.06)	(1.46)	(1.52)
Year ended 3-31-2011	15.33	0.08[3]	3.17	3.25	—	—	—
Year ended 3-31-2010	10.05	(0.02)[3]	5.30	5.28	—	—	—
Year ended 3-31-2009	13.13	(0.01)[3]	(3.07)	(3.08)	—	—	—
Year ended 3-31-2008	16.42	(0.04)[3]	(2.32)	(2.36)	—	(0.93)	(0.93)

* Not shown due to rounding.

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) Class is closed to investment.

(5) For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(6) Annualized.

(7) For the fiscal year ended March 31, 2008.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Portfolio Turnover Rate
Class A Shares						
Year ended 3-31-2012	$14.96	-8.06%	$209	1.67%	0.00%	50%
Year ended 3-31-2011	18.12	20.88	254	1.65	0.19	73
Year ended 3-31-2010	14.99	51.87	202	1.77	-0.55	100
Year ended 3-31-2009	9.87	-23.84	106	1.93	-0.54	101
Year ended 3-31-2008	12.96	-15.19	104	1.76	-0.63	118
Class B Shares						
Year ended 3-31-2012	13.48	-9.09	4	2.78	-1.09	50
Year ended 3-31-2011	16.66	19.43	6	2.85	-1.07	73
Year ended 3-31-2010	13.95	50.16	7	2.99	-1.77	100
Year ended 3-31-2009	9.29	-24.72	4	3.04	-1.67	101
Year ended 3-31-2008	12.34	-16.14	5	2.83	-1.69	118
Class C Shares						
Year ended 3-31-2012	13.92	-8.80	16	2.40	-0.72	50
Year ended 3-31-2011	17.09	19.93	19	2.42	-0.57	73
Year ended 3-31-2010	14.25	50.79	14	2.55	-1.33	100
Year ended 3-31-2009	9.45	-24.46	6	2.72	-1.34	101
Year ended 3-31-2008	12.51	-15.91	8	2.54	-1.40	118
Class E Shares[4]						
Year ended 3-31-2012	15.25	-7.68	—*	1.23	0.44	50
Year ended 3-31-2011	18.43	21.33	—*	1.24	0.61	73
Year ended 3-31-2010	15.19	52.82	—*	1.27	-0.05	100
Year ended 3-31-2009	9.94	-23.42	—*	1.30	0.07	101
Year ended 3-31-2008[5]	12.98	-14.82	—*	1.26[6]	-0.14[6]	118[7]
Class I Shares						
Year ended 3-31-2012	15.61	-7.59	16	1.11	0.48	50
Year ended 3-31-2011	18.83	21.56	4	1.12	0.78	73
Year ended 3-31-2010	15.49	52.91	2	1.18	0.04	100
Year ended 3-31-2009	10.13	-23.26	1	1.18	0.20	101
Year ended 3-31-2008[5]	13.20	-14.39	—*	1.19[6]	-0.07[6]	118[7]
Class Y Shares						
Year ended 3-31-2012	15.38	-7.87	22	1.39	0.28	50
Year ended 3-31-2011	18.58	21.20	26	1.39	0.47	73
Year ended 3-31-2010	15.33	52.54	19	1.40	-0.17	100
Year ended 3-31-2009	10.05	-23.46	8	1.42	-0.06	101
Year ended 3-31-2008	13.13	-14.89	14	1.39	-0.25	118

See Accompanying Notes to Financial Statements.

IVY TAX-MANAGED EQUITY FUND

	Net Asset Value, Beginning of Period	Net Investment Loss	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2012	$12.15	$(0.03)[3]	$ 1.03	$ 1.00	$—	$—	$—
Year ended 3-31-2011	10.78	(0.10)[3]	1.47	1.37	—	—	—
Year ended 3-31-2010[4]	8.62	(0.11)[3]	2.27	2.16	—	—	—
Class B Shares							
Year ended 3-31-2012	12.01	(0.10)[3]	1.01	0.91	—	—	—
Year ended 3-31-2011	10.72	(0.17)[3]	1.46	1.29	—	—	—
Year ended 3-31-2010[4]	8.62	(0.15)[3]	2.25	2.10	—	—	—
Class C Shares							
Year ended 3-31-2012	12.01	(0.11)[3]	1.01	0.90	—	—	—
Year ended 3-31-2011	10.72	(0.17)[3]	1.46	1.29	—	—	—
Year ended 3-31-2010[4]	8.62	(0.15)[3]	2.25	2.10	—	—	—
Class I Shares							
Year ended 3-31-2012	12.22	0.00[3]	1.05	1.05	—	—	—
Year ended 3-31-2011	10.81	(0.08)[3]	1.49	1.41	—	—	—
Year ended 3-31-2010[6]	8.62	(0.07)[3]	2.26	2.19	—	—	—
Period ended 5-17-2009[7]	11.51	(0.07)[3]	(2.82)	(2.89)	—	—	—
Year ended 6-30-2008[7]	11.00	(0.12)	0.63	0.51	—	—	—
Year ended 6-30-2007[7]	9.32	(0.02)	1.70	1.68	—	—	—
Year ended 6-30-2006[7]	8.76	(0.05)[3]	0.61	0.56	—	—	—
Class Y Shares							
Year ended 3-31-2012	12.15	(0.02)[3]	1.03	1.01	—	—	—
Year ended 3-31-2011	10.78	(0.10)[3]	1.47	1.37	—	—	—
Year ended 3-31-2010[4]	8.62	(0.07)[3]	2.23	2.16	—	—	—

* Not shown due to rounding.

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) For the period from May 18, 2009 (commencement of operations of the class) through March 31, 2010.

(5) Annualized.

(6) The Ivy Tax-Managed Equity Fund commenced operations on May 18, 2009 after the reorganization of the Class Y shares of Waddell & Reed Advisors Tax-Managed Equity Fund into Class I shares of the Fund. The information shown is for a share outstanding during the fiscal period from May 18, 2009 through March 31, 2010 for Ivy Tax-Managed Equity Fund.

(7) The information shown is for a share outstanding during the fiscal year or period ended for Class Y of the Waddell & Reed Advisors Tax-Managed Equity Fund prior to the reorganization.

(8) The return shown for Class Y is hypothetical because there were no shares or assets for the period from July 28, 2009 through October 7, 2009. Class A data has been substituted for Class Y data during that period.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2012	$13.15	8.23%	$15	1.32%	-0.27%	1.97%	-0.92%	26%
Year ended 3-31-2011	12.15	12.71	9	2.10	-0.93	2.75	-1.58	41
Year ended 3-31-2010[4]	10.78	25.06	3	2.57[5]	-1.26[5]	4.33[5]	-3.02[5]	19
Class B Shares								
Year ended 3-31-2012	12.92	7.58	1	1.90	-0.85	2.55	-1.50	26
Year ended 3-31-2011	12.01	12.03	1	2.74	-1.56	3.39	-2.21	41
Year ended 3-31-2010[4]	10.72	24.36	—*	3.12[5]	-1.81[5]	4.88[5]	-3.57[5]	19
Class C Shares								
Year ended 3-31-2012	12.91	7.49	1	1.97	-0.92	2.62	-1.57	26
Year ended 3-31-2011	12.01	12.03	1	2.75	-1.57	3.40	-2.22	41
Year ended 3-31-2010[4]	10.72	24.36	1	3.13[5]	-1.82[5]	4.89[5]	-3.58[5]	19
Class I Shares								
Year ended 3-31-2012	13.27	8.59	1	1.02	0.03	1.67	-0.62	26
Year ended 3-31-2011	12.22	13.04	1	1.87	-0.70	2.52	-1.35	41
Year ended 3-31-2010[6]	10.81	25.41	1	2.11[5]	-0.82[5]	4.03[5]	-2.74[5]	19
Period ended 5-17-2009[7]	8.62	-25.11	—*	2.42[5]	-1.05[5]	—	—	40
Year ended 6-30-2008[7]	11.51	4.64	—*	2.11	-0.97	—	—	27
Year ended 6-30-2007[7]	11.00	18.03	—*	1.24	-0.23	—	—	55
Year ended 6-30-2006[7]	9.32	6.39	—*	1.30	-0.60	—	—	100
Class Y Shares								
Year ended 3-31-2012	13.16	8.31	1	1.25	-0.17	1.90	-0.82	26
Year ended 3-31-2011	12.15	12.71	1	2.09	-0.91	2.74	-1.56	41
Year ended 3-31-2010[4]	10.78	25.06[8]	—*	2.52[5]	-1.11[5]	4.28[5]	-2.87[5]	19

See Accompanying Notes to Financial Statements.

IVY VALUE FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Distributions From Return of Capital	Total Distributions
Class A Shares								
Year ended 3-31-2012	$17.93	$ 0.13[3]	$(0.19)	$(0.06)	$(0.12)	$(0.18)	$ —	$(0.30)
Year ended 3-31-2011	15.56	(0.02)[3]	2.39	2.37	—	—	—	—
Year ended 3-31-2010	9.94	0.02[3]	5.65	5.67	(0.03)	—	(0.02)	(0.05)
Year ended 3-31-2009	15.95	0.13	(6.03)	(5.90)	(0.11)	—	—	(0.11)
Year ended 3-31-2008	19.04	0.12	(1.85)	(1.73)	(0.12)	(1.24)	—	(1.36)
Class B Shares								
Year ended 3-31-2012	17.15	(0.07)[3]	(0.18)	(0.25)	—	(0.18)	—	(0.18)
Year ended 3-31-2011	15.12	(0.25)[3]	2.28	2.03	—	—	—	—
Year ended 3-31-2010	9.78	(0.17)[3]	5.51	5.34	—	—	—	—
Year ended 3-31-2009	15.76	(0.10)	(5.88)	(5.98)	—	—	—	—
Year ended 3-31-2008	18.83	(0.09)	(1.80)	(1.89)	—	(1.18)	—	(1.18)
Class C Shares								
Year ended 3-31-2012	17.53	0.00[3]	(0.17)	(0.17)	(0.02)	(0.18)	—	(0.20)
Year ended 3-31-2011	15.34	(0.14)[3]	2.33	2.19	—	—	—	—
Year ended 3-31-2010	9.86	(0.08)[3]	5.56	5.48	—	—	—	—
Year ended 3-31-2009	15.83	0.00[3]	(5.97)	(5.97)	—	—	—	—
Year ended 3-31-2008	18.90	(0.06)	(1.81)	(1.87)	—	(1.20)	—	(1.20)
Class E Shares[4]								
Year ended 3-31-2012	18.03	0.18[3]	(0.19)	(0.01)	(0.23)	(0.18)	—	(0.41)
Year ended 3-31-2011	15.60	0.04[3]	2.39	2.43	—	—	—	—
Year ended 3-31-2010	9.95	0.06[3]	5.70	5.76	(0.06)	—	(0.05)	(0.11)
Year ended 3-31-2009	15.97	0.20	(6.04)	(5.84)	(0.18)	—	—	(0.18)
Year ended 3-31-2008[5]	19.09	0.18	(1.90)	(1.72)	(0.16)	(1.24)	—	(1.40)
Class I Shares								
Year ended 3-31-2012	18.05	0.21[3]	(0.20)	0.01	(0.27)	(0.18)	—	(0.45)
Year ended 3-31-2011	15.60	0.08[3]	2.37	2.45	—	—	—	—
Year ended 3-31-2010	9.95	0.06[3]	5.71	5.77	(0.06)	—	(0.06)	(0.12)
Year ended 3-31-2009	15.97	0.22	(6.04)	(5.82)	(0.20)	—	—	(0.20)
Year ended 3-31-2008[5]	19.10	0.20	(1.90)	(1.70)	(0.19)	(1.24)	—	(1.43)
Class Y Shares								
Year ended 3-31-2012	17.99	0.14[3]	(0.17)	(0.03)	(0.19)	(0.18)	—	(0.37)
Year ended 3-31-2011	15.58	0.02[3]	2.39	2.41	—	—	—	—
Year ended 3-31-2010	9.95	0.04[3]	5.67	5.71	(0.04)	—	(0.04)	(0.08)
Year ended 3-31-2009	15.96	0.26	(6.11)	(5.85)	(0.16)	—	—	(0.16)
Year ended 3-31-2008	19.04	0.16[3]	(1.85)	(1.69)	(0.15)	(1.24)	—	(1.39)

* Not shown due to rounding.

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) Class is closed to investment.

(5) For the period from April 2, 2007 (commencement of operations of the class) through March 31, 2008.

(6) Annualized.

(7) For the fiscal year ended March 31, 2008.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2012	$17.57	-0.13%	$106	1.53%	0.77%	—%	—%	54%
Year ended 3-31-2011	17.93	15.23	87	1.59	-0.12	1.66	-0.19	40
Year ended 3-31-2010	15.56	57.09	56	1.85	0.26	—	—	77
Year ended 3-31-2009	9.94	-37.09	34	1.79	0.98	—	—	57
Year ended 3-31-2008	15.95	-9.83	57	1.52	0.63	—	—	66
Class B Shares								
Year ended 3-31-2012	16.72	-1.34	3	2.78	-0.47	—	—	54
Year ended 3-31-2011	17.15	13.43	3	3.12	-1.66	—	—	40
Year ended 3-31-2010	15.12	54.60	3	3.40	-1.28	—	—	77
Year ended 3-31-2009	9.78	-37.94	2	3.08	-0.35	—	—	57
Year ended 3-31-2008	15.76	-10.72	4	2.51	-0.35	—	—	66
Class C Shares								
Year ended 3-31-2012	17.16	-0.85	8	2.25	0.02	—	—	54
Year ended 3-31-2011	17.53	14.28	8	2.40	-0.92	—	—	40
Year ended 3-31-2010	15.34	55.58	5	2.70	-0.63	—	—	77
Year ended 3-31-2009	9.86	-37.71	2	2.79	0.01	—	—	57
Year ended 3-31-2008	15.83	-10.56	4	2.41	-0.25	—	—	66
Class E Shares[4]								
Year ended 3-31-2012	17.61	0.26	—*	1.18	1.08	—	—	54
Year ended 3-31-2011	18.03	15.58	—*	1.24	0.22	—	—	40
Year ended 3-31-2010	15.60	58.05	—*	1.29	0.82	—	—	77
Year ended 3-31-2009	9.95	-36.75	—*	1.25	1.52	—	—	57
Year ended 3-31-2008[5]	15.97	-9.76	—*	1.18[6]	0.98[6]	—	—	66[7]
Class I Shares								
Year ended 3-31-2012	17.61	0.38	3	1.06	1.25	—	—	54
Year ended 3-31-2011	18.05	15.71	2	1.12	0.47	—	—	40
Year ended 3-31-2010	15.60	58.20	—*	1.15	0.87	—	—	77
Year ended 3-31-2009	9.95	-36.67	—*	1.11	1.66	—	—	57
Year ended 3-31-2008[5]	15.97	-9.63	—*	1.07[6]	1.09[6]	—	—	66[7]
Class Y Shares								
Year ended 3-31-2012	17.59	0.09	2	1.31	0.86	—	—	54
Year ended 3-31-2011	17.99	15.47	2	1.37	0.11	—	—	40
Year ended 3-31-2010	15.58	57.52	1	1.54	0.57	—	—	77
Year ended 3-31-2009	9.95	-36.80	—*	1.40	1.41	—	—	57
Year ended 3-31-2008	15.96	-9.60	—*	1.31	0.85	—	—	66

See Accompanying Notes to Financial Statements.

1. ORGANIZATION

Ivy Funds, a Delaware statutory trust (the Trust), is registered under the Investment Company Act of 1940, as amended (the 1940 Act), as an open-end management investment company. Ivy Bond Fund, Ivy Core Equity Fund, Ivy Cundill Global Value Fund, Ivy Dividend Opportunities Fund, Ivy European Opportunities Fund, Ivy Global Bond Fund, Ivy High Income Fund, Ivy International Balanced Fund, Ivy International Core Equity Fund, Ivy International Growth Fund, Ivy Large Cap Growth Fund, Ivy Limited-Term Bond Fund, Ivy Managed European/Pacific Fund, Ivy Managed International Opportunities Fund, Ivy Micro Cap Growth Fund, Ivy Mid Cap Growth Fund, Ivy Money Market Fund, Ivy Municipal Bond Fund, Ivy Municipal High Income Fund, Ivy Pacific Opportunities Fund, Ivy Small Cap Growth Fund, Ivy Small Cap Value Fund, Ivy Tax-Managed Equity Fund and Ivy Value Fund (each, a Fund) are 24 series of the Trust and are the only series of the Trust included in these financial statements. The investment objective(s), policies and risk factors of each Fund are described more fully in the Funds' Prospectus and Statement of Additional Information. Each Fund's investment manager is Ivy Investment Management Company (IICO or the Manager).

Each Fund offers Class A, Class B and Class C shares. Certain Funds may also offer Class E, Class I, Class R and/or Class Y shares. Class A and Class E shares are sold at their offering price, which is normally net asset value plus a front-end sales charge. Class B and Class C shares are sold without a front-end sales charge, but may be subject to a contingent deferred sales charge (CDSC). Class I, Class R and Class Y shares are sold without either a front-end sales charge or a CDSC. All classes of shares have identical rights and voting privileges with respect to the Fund in general and exclusive voting rights on matters that affect that class alone. Net investment income, net assets and net asset value per share may differ due to each class having its own expenses, such as transfer agent and shareholder servicing fees, directly attributable to that class. Class A, B, C, E, R and Y have a distribution and service plan. Class I shares are not included in the plan. Class B shares will automatically convert to Class A shares 96 months after the date of purchase.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by each Fund.

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. All or a portion of the distributions received from a real estate investment trust or publicly traded partnership may be designated as a reduction of cost of the related investment and/or realized gain.

Foreign Currency Translation. Each Fund's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service authorized by the Board of Trustees of the Trust (the Board). Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. Each Fund combines fluctuations from currency exchange rates and fluctuations in market value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are valued as of the close of New York Stock Exchange (the NYSE), normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Allocation of Income, Expenses, Gains and Losses. Income, expenses (other than those attributable to a specific class), gains and losses are allocated on a daily basis to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.

It is the policy of each Fund to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. Management of the Trust periodically reviews all tax positions to assess that it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of and for the year ended March 31, 2012, management believes that no liability for unrecognized tax positions is required. The Funds are subject to examination by U.S. federal and state authorities for returns filed for tax years after 2007.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders are recorded by each Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America. If the total dividends and distributions made in any tax year exceeds net investment income and accumulated realized capital gains, a portion of the total distribution may be treated as a tax return of capital.

Segregation and Collateralization. In cases in which the 1940 Act and the interpretive positions of the Securities and Exchange Commission (SEC) require that a Fund either deliver collateral or segregate assets in connection with certain investments (e.g., dollar rolls, financial futures contracts, foreign currency exchange contracts, options written, securities with extended settlement periods and swaps), the Fund will segregate collateral or designate on its books and records cash or other liquid securities having a market value at least equal to the amount that is required to be physically segregated for the benefit of the counterparty. Furthermore, based on requirements and agreements with certain exchanges and third party broker-dealers, each party has requirements to deliver/deposit cash or securities as collateral for certain investments. Certain countries require that cash reserves be held while investing in companies incorporated in that country. These cash reserves and cash collateral that has been pledged to cover obligations of the Funds under derivative contracts, if any, will be reported separately on the Statements of Assets and Liabilities as "Restricted cash." Securities collateral pledged for the same purpose, if any, is noted in the Schedule of Investments.

Concentration of Market and Credit Risk. In the normal course of business, the Funds invest in securities and enter into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (issuer credit risk). The value of securities held by the Funds may decline in response to certain events, including those directly involving the issuers whose securities are owned by the Funds; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to issuer credit risk, the Funds may be exposed to counterparty credit risk, or the risk that an entity with which the Funds have unsettled or open transactions may fail to or be unable to perform on its commitments. The Funds manage counterparty credit risk by entering into transactions only with counterparties that they believe have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Funds to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties. The extent of the Funds' exposure to market, issuer and counterparty credit risks with respect to these financial assets is generally approximated by their value recorded in the Funds' Statement of Assets and Liabilities, less any collateral held by the Funds.

Certain Funds may hold high-yield and/or non-investment-grade bonds, which may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Funds may acquire securities in default and are not obligated to dispose of securities whose issuers subsequently default.

Certain Funds may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected in the Statement of Assets and Liabilities.

If a Fund invests directly in foreign currencies or in securities that trade in, and receive revenues in, foreign currencies, or in financial derivatives that provide exposure to foreign currencies, it will be subject to the risk that those currencies will decline in value relative to the base currency of the Fund, or, in the case of hedging positions, that the Fund's base currency will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

Refer to prospectus for all risks associated with owning shares in the Funds.

Inflation-Indexed Bonds Certain Funds may invest in inflation-indexed bonds. Inflation-indexed bonds are fixed-income securities whose principal value is periodically adjusted to the rate of inflation. The interest rate on these bonds is generally fixed at issuance at a rate lower than typical bonds. Over the life of an inflation-indexed bond, however, interest will be paid based on a principal value, which is adjusted for inflation. Any increase or decrease in the principal amount of an inflation-indexed bond will be included as interest income on the Statement of Operations, even though investors do not receive their principal until maturity.

Interest Only Obligations. These securities entitle the owner to receive only the interest portion from a bond, Treasury note or pool of mortgages. These securities are generally created by a third party separating a bond or pool of mortgages into distinct interest-only and principal-only securities. As the principal (par) amount of a bond or pool of mortgages is paid down, the amount of interest income earned by the owner will decline as well.

Payment In-Kind Securities Certain Funds may invest in payment in-kind securities. Payment in-kind securities ("PIKs") give the issuer the option at each interest payment date of making interest payments in either cash or additional debt securities. Those additional debt securities usually have the same terms, including maturity dates and interest rates, and associated risks as the original bonds. The daily market quotations of the original bonds may include the accrued interest (referred to as a dirty price) and require a pro-rata adjustment from the unrealized appreciation or depreciation on investments to interest receivable on the Statement of Assets and Liabilities.

Securities on a When-Issued or Delayed Delivery Basis. Certain Funds may purchase securities on a "when-issued" basis, and may purchase or sell securities on a "delayed delivery" basis. "When-issued" or "delayed delivery" refers to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery. Delivery and payment for securities that have been purchased by a Fund on a when-issued basis normally take place within six months and possibly as long as two years or more after the trade date. During this period, such securities do not earn interest, are subject to market fluctuation and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued basis may increase the volatility of a Fund's net asset value to the extent the Fund executes such transactions while remaining substantially fully invested. When a Fund engages in when-issued or delayed delivery transactions, it relies on the buyer or seller, as the case may be, to complete the transaction. Their failure to do so may cause the Fund to lose the opportunity to obtain or dispose of the security at a price and yield IICO, or the Fund's investment subadviser, as applicable, consider advantageous. The Fund maintains internally designated assets with a market value equal to or greater than the amount of its purchase commitments. The Fund may also sell securities that it purchased on a when-issued or delayed delivery basis prior to settlement of the original purchase.

Senior Loans. A Fund invests in senior secured corporate loans (senior loans) either as an original lender or as a purchaser of a loan assignment or a participation interest in a loan. Senior loans are generally made to U.S. and foreign borrowers that are corporations, partnerships, or other business entities. Senior loans are generally readily marketable, but some loans may be illiquid or may be subject to some restrictions on resale.

Certain senior loans contain provisions that obligate a Fund to fund future commitments at the borrower's discretion.

Custodian Fees. "Custodian fees" in the Statement of Operations may include interest expense incurred by a Fund on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. A Fund pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by that Fund, at a rate equal to the custodian's prime rate less 150 basis points. The "Earnings credit" line item, if shown, represents earnings on cash balances maintained by that Fund during the period. Such interest expense and other custodian fees may be paid with these earnings.

Trustees and Chief Compliance Officer Fees. Fees paid to the Trustees can be paid in cash or deferred to a later date, at the election of the Trustee according to the Deferred Fee Agreement entered into between the Trust and the Trustee(s). Each Fund records its portion of the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations. Additionally, fees paid to the office of the Chief Compliance Officer of the Funds are shown on the Statement of Operations.

Indemnifications. The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnifications. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

New Accounting Pronouncements. In April 2011, the FASB issued Accounting Standards Update (ASU) No. 2011-03 "Transfers and Servicing (Topic 860): Reconsideration of Effective Control for Repurchase Agreements." The ASU 2011-03 is intended to improve financial reporting of repurchase agreements and other agreements that both entitle and obligate a transferor to repurchase or redeem the financial assets before their maturity. The ASU is effective for the first interim or annual period beginning on or after December 15, 2011. Management is currently evaluating the impact this ASU may have on the Funds' financial statements.

In May 2011, the FASB issued ASU No. 2011-04 "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS". ASU 2011-04 includes common requirements for measurement of and disclosure about fair value between U.S. GAAP and IFRS. ASU 2011-04 will require reporting entities to disclose quantitative information about the unobservable inputs used in the fair value measurements categorized within Level 3 of the fair value hierarchy. In addition, ASU 2011-04 will require reporting entities to make disclosures about amounts and reasons for all transfers in and out of Level 1 and Level 2 fair value measurements. The new and revised disclosures are effective for interim and annual reporting periods beginning after December 15, 2011. Management is currently evaluating the impact this ASU may have on the Funds' financial statements.

Estimates. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Subsequent Events. Management has performed a review for subsequent events through the date this report was issued.

The name of the Ivy International Balanced Fund will change to Ivy Global Income Allocation Fund on June 4, 2012. In connection with this change, the Fund will focus on equity and debt securities issued by companies and governments located largely in developed markets of any size that IICO believes will be able to generate a reasonable level of current income. Please see the Prospectus supplement dated April 24, 2012 for further information on these changes.

3. INVESTMENT VALUATION AND FAIR VALUE MEASUREMENTS

Each Fund's investments are reported at fair value. Fair value is defined as the price that each Fund would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. Each Fund calculates the net asset value of its shares as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Equity securities traded on U.S. or foreign securities exchanges or included in a national market system are valued at the official closing price at the close of each business day unless otherwise stated below. Over-the-counter (OTC) equity securities and listed securities for which no price is readily available are valued at the average of the last bid and asked prices.

Security prices for fixed-income securities are typically based on quotes that are obtained from an independent pricing service authorized by the Board. To determine values of fixed-income securities, the independent pricing service utilizes such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities that cannot be valued by the independent pricing service may be valued using quotes obtained from dealers that make markets in the securities.

Listed options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service unless the price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. OTC options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service for a comparable listed option unless such a price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. If no comparable listed option exists from which to obtain a price from an independent pricing service and a quotation cannot be obtained from a broker-dealer, the OTC option will be valued using a model reasonably designed to provide a current market price. Swaps are valued by an independent pricing service unless the price is unavailable, in which case they are valued at the price provided by a dealer in that security. Futures contracts traded on an exchange are generally valued at the settlement price. Mutual funds, including investment funds, typically are valued at the net asset value reported as of the valuation date.

Forward foreign currency contracts are valued based upon the closing prices of the forward currency rates determined at the close of the NYSE.

Senior loans are valued using a price or composite price from one or more brokers or dealers as obtained from an independent pricing service.

Short-term securities with maturities of 60 days or less and all securities held by Ivy Money Market Fund are valued on the basis of amortized cost (which approximates market value), whereby a portfolio security is valued at its cost initially, and thereafter valued to reflect a constant amortization to maturity of any discount or premium.

Because many foreign markets close before the NYSE, events may occur between the close of the foreign market and the close of the NYSE that could have a material impact on the valuation of foreign securities. IICO, pursuant to procedures adopted by the Board, evaluates the impact of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the NYSE. In addition, all securities for which market values are not readily available or are deemed unreliable are appraised at fair value as determined in good faith under the supervision of the Board.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three-tier hierarchy of inputs is summarized as follows:

- Level 1 – Observable input such as quoted prices, available in active markets, for identical assets or liabilities.
- Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active,

inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.

- Level 3 – Significant unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available, which may include assumptions made by the Board or persons acting at their direction that are used in determining the fair market value of investments.

A description of the valuation techniques applied to the Funds' major classes of assets and liabilities measured at fair value on a recurring basis follows:

Asset-Backed Securities and Mortgage-Backed Securities. The fair value of asset-backed securities and mortgage- backed securities are estimated using recently executed transactions and based on models that consider the estimated cash flows of each debt tranche of the issuer, establish a benchmark yield, and develop an estimated tranche specific spread to the benchmark yield based on the unique attributes of the tranche including, but not limited to, the prepayment speed assumptions and attributes of the collateral. To the extent the inputs are observable and timely, the values would be categorized in Level 2 of the fair value hierarchy, otherwise they would be categorized as Level 3.

Bank Loans. The fair value of bank loans is estimated using recently executed transactions, market price quotations, credit/market events, and cross-asset pricing. Inputs are generally observable market inputs obtained from independent sources. Bank loans are generally categorized in Level 2 of the fair value hierarchy, unless key inputs are unobservable in which case they would be categorized as Level 3.

Corporate Bonds. The fair value of corporate bonds is estimated using recently executed transactions, market price quotations (where observable), bond spreads, or credit default swap spreads adjusted for any basis difference between cash and derivative instruments. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy; in instances where prices, spreads, or any of the other aforementioned key inputs are unobservable, they are categorized in Level 3 of the hierarchy.

Equity Securities. Securities are generally valued based on quoted prices from the applicable exchange. To the extent these securities are actively traded, valuation adjustments are not applied and they are categorized in Level 1 of the fair value hierarchy. Restricted securities issued by publicly held companies are valued at a discount to similar publicly traded securities and may be categorized as Level 2 of the fair value hierarchy to the extent that the discount is considered to be insignificant to the fair value measurement in its entirety; otherwise they may be categorized as Level 3. Restricted securities held in non-public entities are included in Level 3 of the fair value hierarchy because they trade infrequently, and, therefore, the inputs are unobservable. Certain foreign securities may be fair valued using a pricing service that considers the correlation of the trading patterns of the foreign security to the intraday trading in the U.S. markets and the movement of certain indexes of securities based on a statistical analysis of the historical relationship and are categorized in Level 2 of the fair value hierarchy.

Municipal Bonds. Municipal bonds are fair valued based on pricing models that take into account, among other factors, information received from market makers and broker-dealers, current trades, bid-wants lists, offerings, market movements, the callability of the bond, state of issuance, benchmark yield curves, and bond insurance. To the extent that these inputs are observable and timely, the fair values of municipal bonds would be categorized as Level 2; otherwise the fair values would be categorized as Level 3.

Options Contracts. Exchange listed option contracts traded on securities exchanges are fair value based on quoted prices from the applicable exchange, and to the extent valuation adjustments are not applied, they are categorized as Level 1. If valuation adjustments are applied and such adjustments are observable and timely, the fair values of exchange listed option contracts would be categorized as Level 2; otherwise, the fair values would categorized as Level 3. Option contracts traded OTC are fair valued based on pricing models and incorporate various inputs such as interest rate, credit spreads, currency exchange rates and volatility measurements for in-the-money, at-the-money, and out-of-money contracts based on a given strike price. To the extent that these inputs are observable and timely, the fair values of OTC option contracts would be categorized as Level 2; otherwise, the fair values would be categorized as Level 3.

Restricted Securities. Restricted securities that are deemed to be both Rule 144A securities and illiquid, as well as restricted securities held in non-public entities are included in Level 3 of the fair value hierarchy because they trade infrequently, and, therefore, the inputs are unobservable. Restricted securities that are valued at a discount to similar publicly traded securities and may be categorized as Level 2 of the fair value hierarchy to the extent that the discount is considered to be insignificant to the fair value measurement in its entirety; otherwise they may be categorized as Level 3.

Total Return Swaps. Total return swaps are fair valued using pricing models that take into account among other factor; index spread curves, nominal values, modified duration values and cash flows. To the extent that these inputs are observable and timely, the fair values of the total return swaps would be categorized as Level 2; otherwise, the fair values would be categorized as Level 3.

U.S. Government and Agency Securities. U.S. government and agency securities are normally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers, quoted market prices, and reference data. Accordingly, U.S. government and agency securities are normally categorized in Level 1 or 2 of the fair value hierarchy depending on the liquidity and transparency of the market.

Transfers from Level 2 to Level 3 occurred generally due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred generally due to the increased availability of observable market data due to increased market activity or information. Transfers in and out of Level 3 represent the value at the later of the beginning of the period or the purchase date of the security. There were no significant transfers between Levels 1 and 2 during the year ended March 31, 2012.

Reoccurring fair value measurements of Level 3 securities shall include a reconciliation of the beginning to ending balances for reported fair market values. A fair value hierarchy and Level 3 reconciliation, if applicable, have been included in the Notes to Schedule of Investments for each respective Fund.

Securities' values included in the Level 3 reconciliations have been primarily determined through the use of a single quote (or multiple quotes) from dealer(s) in the securities using proprietary valuation models. These quotes involve significant unobservable inputs, and thus the related securities are classified as Level 3 investments.

Net realized gain (loss) and net unrealized appreciation (depreciation), shown on the reconciliation of Level 3 investments if applicable, are included on the Statement of Operations in net realized gain (loss) on investments in unaffiliated securities and in net change in unrealized appreciation (depreciation) on investments in unaffiliated securities, respectively. Additionally, the net change in unrealized appreciation for all Level 3 investments still held as of March 31, 2012, if applicable, is included on the Statement of Operations in net change in unrealized appreciation (depreciation) on investments in unaffiliated securities.

The Funds may own different types of assets that are classified as Level 2 or Level 3. Assets classified as Level 2 can have a variety of observable inputs, including, but not limited to, benchmark yields, reported trades, broker quotes, benchmark securities, and bid/offer quotations. These observable inputs are collected and utilized, primarily by an independent pricing service, in different evaluated pricing approaches depending upon the specific asset to determine a value.

4. DERIVATIVE INSTRUMENTS ($ amounts in thousands unless indicated otherwise)

The following disclosures contain information on why and how the Funds use derivative instruments, the associated risks of investing in derivative instruments, and how derivative instruments affect the Funds' financial position and results of operations when presented by primary underlying risk exposure. Please see the prospectus for a full discussion of risks of investing in derivative instruments.

Forward Foreign Currency Contracts. Certain Funds may enter into forward foreign currency contracts (forward contracts) for the purchase or sale of a foreign currency at a negotiated rate at a future date. Forward contracts are reported on a schedule following the Schedule of Investments. Forward contracts will be valued daily based upon the closing prices of the forward currency rates determined at the close of the NYSE as provided by a bank, dealer or independent pricing service. The resulting unrealized appreciation and depreciation is reported in the Statement of Assets and Liabilities as a receivable or payable and in the Statement of Operations within the change in unrealized appreciation (depreciation). At contract close, the difference between the original cost of the contract and the value at the close date is recorded as a realized gain (loss) in the Statement of Operations.

Risks to a Fund related to the use of such contracts include both market and credit risk. Market risk is the risk that the value of the forward contract will depreciate due to unfavorable changes in the exchange rates. Credit risk arises from the possibility that the counterparty will default. If the counterparty defaults, a Fund's maximum loss will consist of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Futures Contracts. Certain Funds may engage in buying and selling futures contracts. Upon entering into a futures contract, the Fund is required to deposit, in a segregated account, an amount equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent payments (variation margins) are made or received by the Fund each day, dependent on the daily fluctuations in the value of the underlying debt security or index.

Futures contracts are reported on a schedule following the Schedule of Investments. Securities held in collateralized accounts to cover initial margin requirements on open futures contracts are identified in the Schedule of Investments. Cash held by the broker to cover initial margin requirements on open futures contracts and the receivable and/or payable for the daily mark to market for the variation margin are noted in the Statement of Assets and Liabilities. The net change in unrealized appreciation (depreciation) is reported in the Statement of Operations. Realized gains (losses) are reported in the Statement of Operations at the closing or expiration of futures contracts.

Risks of entering into futures contracts include the possibility of loss of securities or cash held as collateral, that there may be an illiquid market where the Fund is unable to close the contract or enter into an offsetting position and, if used for hedging purposes, the risk that the price of the contract will correlate imperfectly with the prices of the Fund's securities.

Option Contracts. Options purchased by a Fund are accounted for in the same manner as marketable portfolio securities. The cost of portfolio securities acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from securities sold through the exercise of put options are decreased by the premium paid to purchase the put.

When a Fund writes (sells) an option, an amount equal to the premium received by the Fund is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current market value of the option written. When an option expires on its stipulated expiration date or a Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold) and the liability related to such option is extinguished. When a call option is exercised, the premium is added to the proceeds from the sale of the underlying security in determining whether a Fund has realized a gain or loss. For each Fund, when a written put is exercised, the cost basis of the securities purchased by a Fund is reduced by the amount of the premium received.

Investments in options, whether purchased or written, involve certain risks. Writing put options and purchasing call options may increase a Fund's exposure to the underlying security (or basket of securities). With written options, there may be times when a Fund will be required to purchase or sell securities to meet its obligation under the option contract where the required action is not beneficial to the Fund, due to unfavorable movement of the market price of the underlying security (or basket of securities). Additionally, to the extent a Fund enters into OTC option transactions with counterparties, the Fund will be exposed to the risk that counterparties to these OTC transactions will be unable to meet their obligations under the terms of the transaction.

Swap Agreements. Certain Funds may invest in swap agreements.

Total return swaps involve a commitment to pay periodic interest payments in exchange for a market-linked return based on a security or a basket of securities representing a variety of securities or a particular index. To the extent the total return of the security, index or other financial measure underlying the transaction exceeds or falls short of the offsetting interest rate obligation, the Fund will receive a payment from or make a payment to the counterparty.

The creditworthiness of firms with which a Fund enters into a swap agreement is monitored by IICO. If a firm's creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Fund will have contractual remedies pursuant to the agreement related to the transaction. The maximum loss a Fund may incur consists of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Collateral. A Fund may mitigate credit risk through Credit Support Annexes ("CSA") included with an International Swaps and Derivatives Association, Inc. ("ISDA") Master Agreement, which is the standard contract governing most derivative transactions between the Fund and each of its counterparties. The CSA allows the Fund and its counterparty to offset certain derivative financial instruments' payables and/or receivables with collateral, which is generally held by the Fund's custodian. The amount of collateral moved to/from applicable counterparties is based upon minimum transfer amounts specified in the CSA. To the extent amounts due to the Fund from its counterparties are not fully collateralized contractually or otherwise, the Fund bears the risk of loss from counterparty non-performance. See Note 2 "Segregation and Collateralization" for additional information with respect to collateral practices.

Additional Disclosure Related to Derivative Instruments

Fair values of derivative instruments as of March 31, 2012:

Fund	Type of Risk Exposure	Assets		Liabilities	
		Statement of Assets & Liabilities Location	Value	Statement of Assets & Liabilities Location	Value
Ivy Bond Fund	Interest rate	Unrealized appreciation on futures contracts*	$740	Unrealized depreciation on futures contracts*	$131
Ivy Cundill Global Value Fund	Foreign currency	Unrealized appreciation on forward foreign currency contracts	1,474		
Ivy Global Bond Fund	Foreign currency	Unrealized appreciation on forward foreign currency contracts	32	Unrealized depreciation on forward foreign currency contracts	399
Ivy High Income Fund	Foreign currency	Unrealized appreciation on forward foreign currency contracts	3,283	Unrealized depreciation on forward foreign currency contracts	4,988
Ivy International Balanced Fund	Foreign currency	Unrealized appreciation on forward foreign currency contracts	2,189		
Ivy International Core Equity Fund	Foreign currency	Unrealized appreciation on forward foreign currency contracts	10,648		
Ivy International Growth Fund	Equity			Unrealized depreciation on swap agreements	36
	Foreign currency	Unrealized appreciation on forward foreign currency contracts	1,540	Unrealized depreciation on forward foreign currency contracts	209

Fund	Type of Risk Exposure	Assets		Liabilities	
		Statement of Assets & Liabilities Location	Value	Statement of Assets & Liabilities Location	Value
Ivy Mid Cap Growth Fund	Equity	Investments in unaffiliated securities at market value**	$169	Written options at market value	$1,802
Ivy Pacific Opportunities Fund	Equity	Unrealized appreciation on swap agreements	590	Written options at market value	111
Ivy Small Cap Growth Fund	Equity	Unrealized appreciation on swap agreements	411		
Ivy Value Fund	Equity			Written options at market value	184

*The fair value presented includes cumulative gain (loss) on open futures contracts; however, the value reflected in the accompanying Statements of Assets and Liabilities is only the unsettled variation margin receivable (payable) as of March 31, 2012.
** Purchased options are reported as investments in unaffiliated securities and are reflected in the accompanying Schedule of Investments.

Amount of realized gain (loss) on derivatives recognized in the Statement of Operations for the year ended March 31, 2012:

Fund	Type of Risk Exposure	Net realized gain (loss) on:					
		Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Ivy Bond Fund	Interest rate	$ —	$ —	$(3,303)	$ —	$ —	$(3,303)
Ivy Cundill Global Value Fund	Foreign currency	—	—	—	—	(3,622)	(3,622)
Ivy European Opportunities Fund	Foreign currency	—	—	—	—	(6,738)	(6,738)
Ivy Global Bond Fund	Foreign currency	—	—	—	—	604	604
Ivy High Income Fund	Foreign currency	—	—	—	—	1,118	1,118
Ivy International Balanced Fund	Foreign currency	—	—	—	—	1,185	1,185
Ivy International Core Equity Fund	Foreign currency	—	—	—	—	6,498	6,498
Ivy International Growth Fund	Equity	—	557	—	—	1,014	1,571
Ivy Mid Cap Growth Fund	Equity	8	—	(831)	4,219	—	3,396
Ivy Pacific Opportunities Fund	Equity	—	(573)	—	(3,117)	—	(3,690)
	Foreign currency	—	—	—	—	(3,890)	(3,890)
Ivy Small Cap Growth Fund	Equity	(12)	(579)	(6,271)	308	—	(6,554)
Ivy Small Cap Value Fund	Equity	—	—	—	156	—	156
Ivy Value Fund	Equity	—	—	—	207	—	207

* Purchased options are reported as investments in unaffiliated securities and are reflected in the accompanying Schedule of Investments.

Change in unrealized appreciation (depreciation) on derivatives recognized in the Statement of Operations for the year ended March 31, 2012:

Fund	Type of Risk Exposure	Net change in unrealized appreciation (depreciation) on:					
		Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Ivy Bond Fund	Interest rate	$ —	$ —	$ 682	$ —	$ —	$ 682
Ivy Cundill Global Value Fund	Foreign currency	—	—	—	—	2,189	2,189
Ivy European Opportunities Fund	Foreign currency	—	—	—	—	6,190	6,190
Ivy Global Bond Fund	Foreign currency	—	—	—	—	66	66
Ivy High Income Fund	Foreign currency	—	—	—	—	(1,705)	(1,705)
Ivy International Balanced Fund	Foreign currency	—	—	—	—	3,968	3,968
Ivy International Core Equity Fund	Foreign currency	—	—	—	—	10,648	10,648
Ivy International Growth Fund	Equity	—	(1,218)	—	—	—	(1,218)
	Foreign currency	—	—	—	—	1,331	1,331
Ivy Mid Cap Growth Fund	Equity	(273)	—	—	(81)	—	(354)
Ivy Pacific Opportunities Fund	Equity	58	590	—	(826)	—	(178)
	Foreign currency	—	—	—	—	(531)	(531)
Ivy Small Cap Growth Fund	Equity	—	191	(556)	—	—	(365)
Ivy Small Cap Value Fund	Equity	—	—	—	71	—	71
Ivy Value Fund	Equity	—	—	—	120	—	120

* Purchased options are reported as investments in unaffiliated securities and are reflected in the accompanying Schedule of Investments.

During the year ended March 31, 2012, the average derivative volume was as follows:

Fund	Long forward contracts[1]	Short forward contracts[1]	Long futures contracts[1]	Short futures contracts[1]	Swap agreements[2]	Purchased options[1]	Written options[1]
Ivy Bond Fund	$ —	$ —	$21,050	$34,121	$ —	$ —	$ —
Ivy Cundill Global Value Fund	53,824	54,801	—	—	—	—	—
Ivy European Opportunities Fund	14,185	14,438	—	—	—	—	—
Ivy Global Bond Fund	32,534	32,933	—	—	—	—	—
Ivy High Income Fund	105,819	104,324	—	—	—	—	—
Ivy International Balanced Fund	46,314	45,594	—	—	—	—	—
Ivy International Core Equity Fund	74,990	73,433	—	—	—	—	—
Ivy International Growth Fund	15,735	15,268	—	—	334	—	—
Ivy Mid Cap Growth Fund	—	—	4,296	—	—	178	881
Ivy Pacific Opportunities Fund	25,486	25,943	—	—	4,448	628	2,398
Ivy Small Cap Growth Fund	—	—	3,197	7,962	162	10	5
Ivy Small Cap Value Fund	—	—	—	—	—	—	78
Ivy Value Fund	—	—	—	—	—	—	149

(1) Average market value outstanding during the period.
(2) Average notional amount outstanding during the period.

Objectives and Strategies

Ivy Bond Fund. The Fund's objective in using derivatives during the period was to adjust the overall duration of the Fund's portfolio. To achieve this objective, the Fund primarily utilized Treasury futures contracts of varying lengths to either shorten or lengthen the duration of the Fund, as determined by the Fund's subadvisor.

Ivy Cundill Global Value Fund. The Fund's objective in using derivatives during the period was to hedge the exposure to foreign currencies of securities held in the Fund. To achieve this objective, the Fund utilized forward contracts.

Ivy European Opportunities Fund. The Fund's objective in using derivatives during the period was to manage the exposure to various foreign currencies. To achieve this objective, the Fund utilized forward contracts to either increase or decrease exposure to a given currency.

Ivy Global Bond Fund. The Fund's objective in using derivatives during the period was to manage the exposure to various foreign currencies. To achieve this objective, the Fund utilized forward contracts to either hedge a position held by the Fund, to gain exposure to a currency where a foreign bond is not available, or to take a fundamental position long or short in a particular currency.

Ivy High Income Fund. The Fund's objective in using derivatives during the period was to hedge the exposure to foreign currencies of securities held in the Fund. To achieve this objective, the Fund utilized forward contracts.

Ivy International Balanced Fund. The Fund's objective in using derivatives during the period was to manage the exposure to various foreign currencies. To achieve this objective, the Fund utilized forward contracts to either increase or decrease exposure to a given currency.

Ivy International Core Equity Fund. The Fund's objective in using derivatives during the period was to manage the exposure to various foreign currencies. To achieve this objective, the Fund utilized forward contracts to either increase or decrease exposure to a given currency.

Ivy International Growth Fund. The Fund's objectives in using derivatives during the period included managing the exposure to various foreign currencies and gaining exposure to certain individual securities that are not available for direct purchase. To manage foreign currency exposure, the Fund utilized forward contracts to either increase or decrease exposure to a given currency. To gain exposure to certain individual securities, the Fund utilized total return swaps.

Ivy Mid Cap Growth Fund. The Fund's objectives in using derivatives during the period included gaining exposure to certain sectors, hedging certain event risks on positions held by the Fund and hedging market risk on equity securities. To achieve these objectives, the Fund utilized futures on domestic indices and options, both written and purchased, on either an index or on individual or baskets of equity securities.

Ivy Pacific Opportunities Fund. The Fund's objectives in using derivatives during the period included managing the exposure to various foreign currencies, hedging certain event risks on positions held by the Fund and gaining exposure to certain individual securities that are not available for direct purchase. To manage foreign currency exposure, the Fund utilized forward contracts to either increase or decrease exposure to a given currency. To hedge event risk, the Fund utilized options, both written and purchased, on individual equity securities. To gain exposure to certain individual securities, the Fund utilized total return swaps.

Ivy Small Cap Growth Fund. The Fund's objectives in using derivatives during the period included hedging market risk on equity securities and increasing exposure to various equity sectors and markets. To achieve these objectives, the Fund utilized total return swaps, futures on domestic equity indices and options, both written and purchased, on individual equity securities owned by the Fund.

Ivy Small Cap Value Fund. The Fund's objectives in using derivatives during the period included generating additional income from written option premiums and gaining exposure to, or facilitate trading in, certain securities. To achieve these objectives, the Fund utilized written options on individual equity securities.

Ivy Value Fund. The Fund's objectives in using derivatives during the period included generating additional income from written option premiums and gaining exposure to, or facilitate trading in, certain securities. To achieve these objectives, the Fund utilized written options on individual equity securities.

5. WRITTEN OPTION ACTIVITY ($ amounts in thousands)

Transactions in written options were as follows:

Fund	Outstanding at 3-31-11	Options written	Options closed	Options exercised	Options expired	Outstanding at 3-31-12
Ivy Mid Cap Growth Fund						
Number of Contracts	1,851	34,418	(8,434)	(546)	(18,579)	8,710
Premium Received	$ 305	$ 7,383	$ (1,736)	$ (328)	$ (3,893)	$1,731
Ivy Pacific Opportunities Fund						
Number of Contracts	50,000	29,720	(54,108)	(1,951)	(22,056)	1,605
Premium Received	$ 1,773	$ 6,598	$ (3,696)	$ (204)	$ (4,329)	$ 142
Ivy Small Cap Growth Fund						
Number of Contracts	—	7,437	(7,437)	—	—	—
Premium Received	$ —	$ 512	$ (512)	$ —	$ —	$ —
Ivy Small Cap Value Fund						
Number of Contracts	9,708	10,901	(1,914)	(4,130)	(14,565)	—
Premium Received	$ 232	$ 519	$ (136)	$ (153)	$ (462)	$ —
Ivy Value Fund						
Number of Contracts	3,333	11,372	(1,948)	(2,072)	(8,076)	2,609
Premium Received	$ 207	$ 571	$ (119)	$ (124)	$ (376)	$ 159

6. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS ($ amounts in thousands unless indicated otherwise)

Management Fees. IICO, a wholly owned subsidiary of Waddell & Reed Financial, Inc. (WDR), serves as each Fund's investment manager. The management fee is accrued daily by each Fund at the following annual rates as a percentage of average daily net assets:

Fund (M - Millions)	$0 to $250M	$250 to $500M	$500 to $1,000M	$1,000 to $1,500M	$1,500 to $2,000M	$2,000 to $3,000M	$3,000 to $5,000M	$5,000 to $6,000M	Over $6,000M
Ivy Bond Fund	0.525%	0.525%	0.500%	0.450%	0.400%	0.400%	0.400%	0.400%	0.400%
Ivy Core Equity Fund	0.700	0.700	0.700	0.650	0.650	0.600	0.550	0.525	0.500
Ivy Cundill Global Value Fund	1.000	1.000	0.850	0.830	0.830	0.800	0.760	0.760	0.760
Ivy Dividend Opportunities Fund	0.700	0.700	0.700	0.650	0.650	0.600	0.550	0.550	0.550
Ivy European Opportunities Fund	0.900	0.850	0.750	0.750	0.750	0.750	0.750	0.750	0.750
Ivy Global Bond Fund	0.625	0.625	0.600	0.550	0.500	0.500	0.500	0.500	0.500
Ivy High Income Fund	0.625	0.625	0.600	0.550	0.500	0.500	0.500	0.500	0.500
Ivy International Balanced Fund	0.700	0.700	0.700	0.650	0.650	0.600	0.550	0.550	0.550
Ivy International Core Equity Fund	0.850	0.850	0.850	0.830	0.830	0.800	0.700	0.700	0.700
Ivy International Growth Fund	0.850	0.850	0.850	0.830	0.830	0.800	0.700	0.700	0.700
Ivy Large Cap Growth Fund	0.700	0.700	0.700	0.650	0.650	0.600	0.550	0.550	0.550
Ivy Limited-Term Bond Fund	0.500	0.500	0.450	0.400	0.350	0.350	0.350	0.350	0.350
Ivy Managed European/Pacific Fund	0.050	0.050	0.050	0.050	0.050	0.050	0.050	0.050	0.050
Ivy Managed International Opportunities Fund	0.050	0.050	0.050	0.050	0.050	0.050	0.050	0.050	0.050
Ivy Micro Cap Growth Fund	0.950	0.950	0.950	0.930	0.930	0.900	0.860	0.860	0.860
Ivy Mid Cap Growth Fund	0.850	0.850	0.850	0.830	0.830	0.800	0.760	0.760	0.760
Ivy Money Market Fund	0.400	0.400	0.400	0.400	0.400	0.400	0.400	0.400	0.400
Ivy Municipal Bond Fund	0.525	0.525	0.500	0.450	0.400	0.400	0.400	0.400	0.400
Ivy Municipal High Income Fund	0.525	0.525	0.500	0.450	0.400	0.400	0.400	0.400	0.400
Ivy Pacific Opportunities Fund	1.000	1.000	0.850	0.830	0.830	0.800	0.760	0.760	0.760
Ivy Small Cap Growth Fund	0.850	0.850	0.850	0.830	0.830	0.800	0.760	0.760	0.760
Ivy Small Cap Value Fund	0.850	0.850	0.850	0.830	0.830	0.800	0.760	0.760	0.760
Ivy Tax-Managed Equity Fund	0.650	0.650	0.650	0.600	0.600	0.550	0.500	0.500	0.500
Ivy Value Fund	0.700	0.700	0.700	0.650	0.650	0.600	0.550	0.550	0.550

For the period from May 18, 2009 to September 30, 2016, IICO voluntarily agreed to reduce the management fee paid to 0.485%, on an annual basis, of net assets for any day that Ivy Municipal High Income Fund's net assets are below $500 million.

For Funds managed solely by IICO, IICO has voluntarily agreed to waive a Fund's management fee on any day that the Fund's net assets are less than $25 million, subject to IICO's right to change or modify this waiver. See Expense Reimbursements and/or Waivers below for amounts waived during the year ended March 31, 2012.

IICO has entered into Subadvisery Agreements with the following entities on behalf of certain Funds:

Under an agreement between IICO and Mackenzie Financial Corporation (Mackenzie), Mackenzie serves as subadviser to Ivy Cundill Global Value Fund. Under an agreement between IICO and Wall Street Associates, Wall Street Associates serves as subadviser to Ivy Micro Cap Growth Fund. Under an agreement between IICO and Advantus Capital Management, Inc. (Advantus), Advantus serves as subadviser to Ivy Bond Fund. Each subadviser makes investment decisions in accordance with the Fund's investment objectives, policies and restrictions under the supervision of IICO and the oversight of the Board. IICO pays all costs applicable of the subadvisers.

Accounting Services Fees. The Trust has an Accounting Services Agreement with Waddell & Reed Services Company, doing business as WI Services Company (WISC), an indirect subsidiary of WDR. Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance to the Trust, including maintenance of Fund records, pricing of Fund shares and preparation of certain shareholder reports. For these services, each Fund, other than Ivy Managed European/Pacific Fund and Ivy Managed International Opportunities Fund (the Ivy Managed Funds), pays WISC a monthly fee of one-twelfth of the annual fee based on the average net asset levels shown in the following table:

(M - Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.00	$11.50	$23.10	$35.50	$48.40	$63.20	$82.50	$96.30	$121.60	$148.50

In addition, for each class of shares in excess of one, each Fund pays WISC a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

Under the Accounting and Administrative Services Agreement for the Ivy Managed Funds, each Fund pays WISC a monthly fee of one-twelfth of the annual fee shown in the following table:

(M - Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.000	$5.748	$11.550	$17.748	$24.198	$31.602	$41.250	$48.150	$60.798	$74.250

In addition, for each class of shares in excess of one, each of the Ivy Managed Funds pays WISC a monthly per-class fee equal to 1.25% of the monthly accounting services base fee.

Administrative Fee. Each Fund also pays WISC a monthly fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee is voluntarily waived by WISC until a Fund's net assets are at least $10 million and is included in "Accounting services fee" on the Statement of Operations.

Shareholder Servicing. General. Under the Shareholder Servicing Agreement between the Trust and WISC, with respect to Class A, Class B, Class C and Class E shares, for each shareholder account that was in existence at any time during the prior month, each Fund pays a monthly fee that ranges from $1.5042 to $1.6958 per account; however, WISC has agreed to reduce that fee if the number of total shareholder accounts within the Complex (Waddell & Reed Advisors Funds, InvestEd Portfolios and Ivy Funds) reaches certain levels. Ivy Money Market Fund pays a monthly fee of $1.75 for each shareholder account that was in existence at any time during the prior month plus, for Class A shareholder accounts, $0.75 for each shareholder check processed in the prior month. Ivy Limited-Term Bond Fund Class A, which also has check writing privileges, pays $0.75 for each shareholder check processed in the prior month. Effective June 6, 2011 for Class R shares, each Fund pays a monthly fee equal to one-twelfth of 0.25 of 1% of the average daily net assets of the class for the preceding month. Prior to June 6, 2011 the fee was 0.20 of 1%. For Class I and Class Y shares, each Fund pays a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of the class for the preceding month. Each Fund also reimburses WISC for certain out-of-pocket costs for all classes.

Networked accounts. For certain networked accounts (that is, those accounts whose Fund shares are purchased through certain financial intermediaries), WISC has agreed to reduce its per account fees charged to the Funds to $0.50 per month per shareholder account. Additional fees may be paid by the Funds to those intermediaries. If the aggregate annual rate of the WISC transfer agent fee and the costs charged by the financial services companies exceeds $18.00 per account for a Fund, WISC will reimburse the Fund the amount in excess of $18.00.

Broker accounts. Certain broker-dealers that maintain shareholder accounts with each Fund through an omnibus account provide transfer agent and other shareholder-related services that would otherwise be provided by WISC if the individual accounts that comprise the omnibus account were opened by their beneficial owners directly. Each Fund may pay such broker-dealers a per account fee for each open account within the omnibus account, or a fixed rate fee, based on the average daily net asset value of the omnibus account (or a combination thereof).

Distribution and Service Plan. Class A and Class E Shares. Under a Distribution and Service Plan adopted by the Trust pursuant to Rule 12b–1 under the 1940 Act (the Distribution and Service Plan), each Fund, other than Ivy Money Market Fund, may pay a distribution and/or service fee to Ivy Funds Distributors, Inc. (IFDI) for Class A and Class E shares in an amount not to exceed 0.25% of the Fund's average annual net assets. The fee is to be paid to compensate IFDI for amounts it expends in connection with the distribution of the Class A and Class E shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts of that class.

Class B and Class C Shares. Under the Distribution and Service Plan, each Fund may pay IFDI a service fee not to exceed 0.25% and a distribution fee not to exceed 0.75% of the Fund's average annual net assets for Class B and Class C shares to compensate IFDI for its services in connection with the distribution of shares of that class and/or provision of personal services to Class B or Class C shareholders and/or maintenance of shareholder accounts of that class.

Class R Shares. Under the Distribution and Service Plan, each Fund may pay IFDI a fee of up to 0.50%, on an annual basis, of the average daily net assets of the Fund's Class R shares to compensate IFDI for, either directly or through third parties, distributing the Class R shares of that Fund, providing personal services to Class R shareholders and/or maintaining Class R shareholder accounts.

Class Y Shares. Under the Distribution and Service Plan, each Fund may pay IFDI a fee of up to 0.25%, on an annual basis, of the average daily net assets of the Fund's Class Y shares to compensate IFDI for, either directly or through third parties, distributing the Class Y shares of that Fund, providing personal services to Class Y shareholders and/or maintaining Class Y shareholder accounts.

Sales Charges. As principal underwriter for the Trust's shares, IFDI receives sales commissions (which are not an expense of the Trust) for sales of Class A and Class E shares. A CDSC may be assessed against a shareholder's redemption amount of Class B, Class C or certain Class A and Class E shares and is paid to IFDI. During the year ended March 31, 2012, IFDI received the following amounts in sales commissions and CDSCs:

| | Gross Sales Commissions | CDSC | | | | Commissions Paid[1] |
		Class A	Class B	Class C	Class E	
Ivy Bond Fund	$ 256	$ 3	$ 17	$ 6	$—	$ 303
Ivy Core Equity Fund	214	2	7	5	—	258
Ivy Cundill Global Value Fund	150	—*	14	1	—	160
Ivy Dividend Opportunities Fund	260	1	24	4	—	292
Ivy European Opportunities Fund	134	—*	7	—*	—	138
Ivy Global Bond Fund	118	4	11	2	—	185
Ivy High Income Fund	1,826	17	106	135	—	6,308
Ivy International Balanced Fund	212	1	13	1	—	220
Ivy International Core Equity Fund	472	1	32	28	—	721
Ivy International Growth Fund	78	—*	9	1	—	88
Ivy Large Cap Growth Fund	346	—*	25	4	—	369
Ivy Limited-Term Bond Fund	1,450	130	63	46	—	1,925
Ivy Managed European/Pacific Fund	71	—*	3	—*	—	66
Ivy Managed International Opportunities Fund	160	—*	3	1	—	150
Ivy Micro Cap Growth Fund	177	—*	1	1	—	165
Ivy Mid Cap Growth Fund	446	15	30	34	—	1,204
Ivy Money Market Fund	—	7	55	21	—	—
Ivy Municipal Bond Fund	90	4	14	7	—	183
Ivy Municipal High Income Fund	412	10	12	34	—	1,581
Ivy Pacific Opportunities Fund	573	3	17	3	—	596
Ivy Small Cap Growth Fund	267	10	12	15	—	460
Ivy Small Cap Value Fund	188	2	7	3	—	223
Ivy Tax-Managed Equity Fund	9	—*	—	—*	—	7
Ivy Value Fund	48	—*	3	2	—	48

*Not shown due to rounding.

(1) IFDI reallowed/paid this portion of the sales charge to financial advisors and selling broker-dealers.

Expense Reimbursements and/or Waivers. Fund and class expense limitations and related waivers/reimbursements for the year ended March 31, 2012 were as follows:

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Ivy Bond Fund	Class B	Contractual	1-24-2011	7-31-2011	2.41%	$ —	N/A
	Class E	Contractual	1-24-2011	7-31-2012	1.14%	$ 10	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	1-24-2011	7-31-2012	0.84%	$ —	N/A
	Class Y	Contractual	1-24-2011	7-31-2011	1.09%	$ —	N/A
	Class Y	Contractual	8-1-2011	7-31-2012	Not to exceed Class A	$ —	N/A
Ivy Core Equity Fund	Class E	Contractual	8-1-2008	7-31-2012	1.35%	$ 8	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2012	Not to exceed Class A	$ —	N/A
Ivy Cundill Global Value Fund	Class A	Contractual	6-16-2003	12-31-2011	2.75%	$ —	N/A
	Class A	Voluntary	N/A	N/A	1.90%	$ —	N/A
	Class B	Contractual	6-16-2003	12-31-2011	3.50%	$ —	N/A
	Class C	Contractual	6-16-2003	12-31-2011	3.50%	$ —	N/A
	Class C	Voluntary	N/A	N/A	2.55%	$ —	N/A
	Class E	Contractual	8-1-2008	7-31-2012	1.59%	$ 5	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	6-16-2003	12-31-2011	2.75%	$ —	N/A
	Class Y	Voluntary	N/A	N/A	1.20%	$ 51	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2012	Not to exceed Class A	$ —	N/A
Ivy Dividend Opportunities Fund	Class E	Contractual	8-1-2008	7-31-2012	1.37%	$ 17	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2012	Not to exceed Class A	$ —	N/A
Ivy European Opportunities Fund	Class Y	Contractual	8-1-2011	7-31-2012	Not to exceed Class A	$ —	N/A
Ivy Global Bond Fund	All Classes	Contractual	6-2-2008	7-31-2012	N/A	$ 19[1]	Investment Management Fee
	Class A	Contractual	6-2-2008	7-31-2012	0.99%	$375	12b-1 Fees and/or Shareholder Servicing
	Class B	Contractual	6-2-2008	7-31-2012	1.74%	$ 27	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	6-2-2008	7-31-2012	1.74%	$ 73	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	6-2-2008	7-31-2012	0.74%	$ 44	Shareholder Servicing
	Class Y	Contractual	6-2-2008	7-31-2012	0.99%	$ 16	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2012	Not to exceed Class A	$ —	N/A
Ivy High Income Fund	Class E	Contractual	8-1-2008	7-31-2012	1.36%	$ 4	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2012	Not to exceed Class A	$ —	N/A

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Ivy International Balanced Fund	Class E	Contractual	8-1-2008	7-31-2012	1.33%	$ 10	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2012	Not to exceed Class A	$ —	N/A
Ivy International Core Equity Fund	Class A	Contractual	6-16-2003	12-31-2011	2.75%	$ —	N/A
	Class B	Contractual	6-16-2003	12-31-2011	3.50%	$ —	N/A
	Class C	Contractual	6-16-2003	12-31-2011	3.50%	$ —	N/A
	Class E	Contractual	8-1-2008	7-31-2012	1.53%	$ 17	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	6-16-2003	12-31-2011	2.75%	$ —	N/A
	Class Y	Contractual	8-1-2011	7-31-2012	Not to exceed Class A	$ —	N/A
Ivy International Growth Fund	Class Y	Contractual	8-1-2008	7-31-2011	1.42%	$ 2	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2012	Not to exceed Class A	$	N/A
Ivy Large Cap Growth Fund	Class A	Contractual	6-1-2006	7-31-2014	1.15%	$560	12b-1 Fees and/or Shareholder Servicing
	Class B	Contractual	6-13-2011	7-31-2014	2.15%	$ 5	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	6-13-2011	7-31-2014	1.95%	$ —	N/A
	Class E	Contractual	8-1-2008	7-31-2014	1.15%	$ 19	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	6-13-2011	7-31-2014	0.88%	$ —	N/A
	Class Y	Contractual	6-1-2006	7-31-2014	1.06%	$104	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2012	Not to exceed Class A	$ —	N/A
Ivy Limited-Term Bond Fund	Class E	Contractual	8-1-2010	7-31-2012	1.00%	$ 1	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2012	Not to exceed Class A	$ 6	12b-1 Fees and/or Shareholder Servicing
Ivy Managed European/Pacific Fund	Class Y	Contractual	8-1-2011	7-31-2012	Not to exceed Class A	$ —	N/A
Ivy Managed International Opportunities Fund	Class Y	Contractual	8-1-2011	7-31-2012	Not to exceed Class A	$ —	N/A
Ivy Micro Cap Growth Fund	Class A	Contractual	7-31-2009	7-31-2011	1.95%	$ —	N/A
	Class I	Contractual	7-31-2009	7-31-2011	1.70%	$ —	N/A
	Class Y	Contractual	8-1-2011	7-31-2012	Not to exceed Class A	$ —	N/A
Ivy Mid Cap Growth Fund	Class A	Voluntary	N/A	N/A	1.65%	$ —	N/A
	Class C	Voluntary	N/A	N/A	2.35%	$ —	N/A
	Class E	Contractual	8-1-2008	7-31-2012	1.60%	$ 10	12b-1 Fees and/or Shareholder Servicing
	Class Y	Voluntary	N/A	N/A	1.25%	$139	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2012	Not to exceed Class A	$ —	N/A

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Ivy Money Market Fund	Class A	Voluntary	N/A	N/A	To maintain minimum yield[2]	$681	Shareholder Servicing
	Class B	Voluntary	N/A	N/A	To maintain minimum yield[2]	$138	12b-1 Fees and/or Shareholder Servicing
	Class C	Voluntary	N/A	N/A	To maintain minimum yield[2]	$616	12b-1 Fees and/or Shareholder Servicing
	Class E	Voluntary	N/A	N/A	To maintain minimum yield[2]	$ 19	Shareholder Servicing
	Class E	Contractual	8-1-2008	7-31-2011	0.88%	$ —	N/A
Ivy Municipal Bond Fund	Class Y	Contractual	8-1-2011	7-31-2012	Not to exceed Class A	$ —*	12b-1 Fees and/or Shareholder Servicing
Ivy Municipal High Income Fund	All Classes	Voluntary	N/A	N/A	Reduction of investment management fee	$191	Investment Management Fee
	Class A	Contractual	5-18-2009	7-31-2012	0.95%	$ —	N/A
	Class B	Contractual	5-18-2009	7-31-2011	1.73%	$ —	N/A
	Class C	Contractual	5-18-2009	7-31-2011	1.77%	$ —	N/A
	Class I	Contractual	5-18-2009	7-31-2012	0.70%	$ 26	Shareholder Servicing
	Class Y	Contractual	5-18-2009	7-31-2011	1.10%	$ —	N/A
	Class Y	Contractual	8-1-2011	7-31-2012	Not to exceed Class A	$ 13	12b-1 Fees and/or Shareholder Servicing
Ivy Pacific Opportunities Fund	Class A	Contractual	6-16-2003	12-31-2011	2.75%	$ —	N/A
	Class B	Contractual	6-16-2003	12-31-2011	3.50%	$ —	N/A
	Class C	Contractual	6-16-2003	12-31-2011	3.50%	$ —	N/A
	Class Y	Contractual	6-16-2003	12-31-2011	2.75%	$ —	N/A
	Class Y	Contractual	8-1-2011	7-31-2012	Not to exceed Class A	$ —	N/A
Ivy Small Cap Growth Fund	Class E	Contractual	8-1-2008	7-31-2012	1.56%	$ 13	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2012	Not to exceed Class A	$ —	N/A
Ivy Small Cap Value Fund	Class Y	Contractual	8-1-2011	7-31-2012	Not to exceed Class A	$ —	N/A
Ivy Tax-Managed Equity Fund	All Classes	Voluntary	N/A	N/A	Net assets under $25 million	$ 92	Investment Management Fee
	Class I	Contractual	5-18-2009	7-31-2011	2.11%	$ —	N/A
	Class Y	Contractual	8-1-2011	7-31-2012	Not to exceed Class A	$ —	N/A
Ivy Value Fund	Class A	Contractual	8-1-2010	7-31-2012	1.55%	$ —	N/A
	Class I	Contractual	8-1-2010	7-31-2011	1.30%	$ —	N/A
	Class Y	Contractual	8-1-2010	7-31-2011	1.55%	$ —	N/A
	Class Y	Contractual	8-1-2011	7-31-2012	Not to exceed Class A	$ —	N/A

*Not shown due to rounding.

(1) Due to Class A, Class B, Class C, Class I and/or Class Y contractual expense limits, investment management fees were waived for all share classes.

(2) Minimum yield was 0.02% throughout the period of this report.

Any amounts due to the Funds as a reimbursement but not paid as of March 31, 2012 are shown as a receivable from affiliates on the Statement of Assets and Liabilities.

7. AFFILIATED COMPANY TRANSACTIONS (All amounts in thousands)

A summary of the transactions in affiliated companies during the year ended March 31, 2012 follows:

	3-31-11 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/(Loss)[1]	Distributions Received	3-31-12 Share Balance	3-31-12 Market Value
Ivy Managed European/Pacific Fund							
Ivy European Opportunities Fund, Class I	762	$ 4,464	$ 1,919	$ (615)	$ 180	912	$ 21,015
Ivy Pacific Opportunities Fund, Class I	4,275	7,687	10,362	(112)	814	4,284	61,268
				$ (727)	$ 994		$ 82,283

	3-31-11 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/(Loss)[1]	Distributions Received	3-31-12 Share Balance	3-31-12 Market Value
Ivy Managed International Opportunities Fund							
Ivy European Opportunities Fund, Class I	832	$10,603	$ 1,159	$ (519)	$ 205	1,292	$ 29,781
Ivy International Balanced Fund, Class I	2,559	5,397	4,658	(620)	2,019	2,647	38,702
Ivy International Core Equity Fund, Class I	2,383	4,740	2,997	(6)	821	2,532	38,820
Ivy International Growth Fund, Class I	611	1,689	2,480	(90)	—	588	19,898
Ivy Pacific Opportunities Fund, Class I	4,381	9,957	6,485	783	876	4,722	67,528
				$ (452)	$3,921		$194,729

	3-31-11 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/(Loss)	Distributions Received	3-31-12 Share Balance	3-31-12 Market Value
Ivy Pacific Opportunities Fund							
Vietnam Azalea Fund Limited[2]	500	$ —	$ 3,304	$(2,141)	$ —	—	N/A

(1) Included in Realized Gain/Loss, if applicable, are distributions from capital gains from the underlying securities.
(2) No dividends were paid during the preceding 12 months.

8. INVESTMENT SECURITIES TRANSACTIONS ($ amounts in thousands)

The cost of purchases and the proceeds from maturities and sales of investment securities (excluding short-term securities) for the year ended March 31, 2012, were as follows:

	Purchases		Sales	
	U.S. Government	Other Issuers	U.S. Government	Other Issuers
Ivy Bond Fund	$1,089,279	$ 309,244	$1,056,638	$ 237,030
Ivy Core Equity Fund	—	253,126	—	189,100
Ivy Cundill Global Value Fund	—	100,291	—	148,297
Ivy Dividend Opportunities Fund	—	126,607	—	116,381
Ivy European Opportunities Fund	—	102,092	—	125,441
Ivy Global Bond Fund	25,322	67,620	11,171	43,954
Ivy High Income Fund	—	4,190,664	—	2,043,531
Ivy International Balanced Fund	—	210,687	—	167,019
Ivy International Core Equity Fund	—	1,552,766	—	1,099,086
Ivy International Growth Fund	—	95,725	—	89,563
Ivy Large Cap Growth Fund	—	818,065	—	708,084
Ivy Limited-Term Bond Fund	266,895	490,212	351,744	152,306
Ivy Managed European/Pacific Fund	—	12,151	—	9,315
Ivy Managed International Opportunities Fund	—	32,386	—	14,378
Ivy Micro Cap Growth Fund	—	59,844	—	70,002
Ivy Mid Cap Growth Fund	—	1,471,620	—	373,508
Ivy Money Market Fund	—	—	—	—
Ivy Municipal Bond Fund	—	28,712	—	4,113
Ivy Municipal High Income Fund	—	550,223	—	25,667
Ivy Pacific Opportunities Fund	—	661,760	—	710,891
Ivy Small Cap Growth Fund	—	502,010	—	472,014
Ivy Small Cap Value Fund	—	122,262	—	149,529
Ivy Tax-Managed Equity Fund	—	8,548	—	3,469
Ivy Value Fund	—	77,366	—	54,613

9. CAPITAL SHARE TRANSACTIONS (All amounts in thousands)

The Trust has authorized an unlimited number of $0.001 par value shares of beneficial interest of each class of each Fund. On April 1, 2010, all Advisor Class shares were converted to Class I. Transactions in shares of beneficial interest were as follows:

| | Ivy Bond Fund | | | | Ivy Core Equity Fund | | | |
| | Year ended 3-31-12 | | Year ended 3-31-11 | | Year ended 3-31-12 | | Year ended 3-31-11 | |
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	21,562	$ 222,387	13,705	$138,273	9,386	$ 94,671	4,946	$ 46,894
Class B	467	4,829	287	2,891	160	1,429	151	1,305
Class C	3,004	31,026	1,955	19,678	1,228	11,236	1,445	12,603
Class E	102	1,060	116	1,173	87	881	73	705
Class I	444	4,589	79	794	2,504	27,627	374	3,849
Class Y	303	3,153	88	895	1,149	12,497	863	8,678
Shares issued in connection with merger of Ivy Mortgage Securities Fund:								
Class A	—	—	9,309	93,445	—	—	N/A	N/A
Class B	—	—	312	3,132	—	—	N/A	N/A
Class C	—	—	542	5,437	—	—	N/A	N/A
Class E	—	—	28	285	—	—	N/A	N/A
Class I	—	—	74	741	—	—	N/A	N/A
Class Y	—	—	127	1,276	—	—	N/A	N/A
Shares issued in reinvestment of distributions to shareholders:								
Class A	1,055	10,894	787	7,931	629	5,945	196	1,899
Class B	17	173	19	194	16	135	10	88
Class C	62	639	62	625	326	2,812	197	1,754
Class E	11	110	11	110	8	78	2	22
Class I	6	66	2	18	44	452	3	26
Class Y	22	231	26	260	35	346	9	87
Shares redeemed:								
Class A	(13,731)	(141,382)	(7,972)	(80,381)	(4,990)	(49,850)	(3,014)	(27,955)
Class B	(450)	(4,633)	(318)	(3,198)	(201)	(1,821)	(238)	(1,986)
Class C	(1,814)	(18,724)	(1,936)	(19,611)	(2,366)	(21,719)	(2,603)	(22,190)
Class E	(54)	(554)	(57)	(569)	(24)	(247)	(12)	(114)
Class I	(233)	(2,429)	(85)	(856)	(626)	(6,563)	(206)	(2,235)
Class Y	(237)	(2,439)	(151)	(1,527)	(626)	(6,654)	(455)	(4,238)
Net increase	10,536	$ 108,996	17,010	$171,016	6,739	$ 71,255	1,741	$ 19,192

	Ivy Cundill Global Value Fund				Ivy Dividend Opportunities Fund			
	Year ended 3-31-12		Year ended 3-31-11		Year ended 3-31-12		Year ended 3-31-11	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	2,334	$ 29,583	2,898	$ 37,110	5,429	$ 80,275	6,311	$ 88,360
Class B	44	545	67	817	210	3,128	410	5,663
Class C	92	1,124	212	2,705	448	6,656	810	11,343
Class E	9	107	16	221	38	569	40	571
Class I	129	1,721	190	2,452	699	10,941	175	2,472
Class Y	283	3,639	486	6,287	162	2,429	242	3,422
Shares issued in reinvestment of distributions to shareholders:								
Class A	11	128	—	—	193	2,797	150	2,098
Class B	—	—	—	—	3	38	1	21
Class C	—	—	—	—	12	175	12	171
Class E	—*	1	—	—	2	34	2	27
Class I	3	32	—	—	5	68	4	53
Class Y	10	112	—	—	12	167	12	164
Shares redeemed:								
Class A	(5,270)	(66,258)	(5,165)	(65,850)	(4,552)	(67,351)	(4,259)	(60,019)
Class B	(480)	(5,753)	(452)	(5,533)	(258)	(3,761)	(195)	(2,757)
Class C	(784)	(9,447)	(1,034)	(12,835)	(860)	(12,462)	(835)	(11,535)
Class E	(10)	(129)	(4)	(52)	(29)	(422)	(20)	(271)
Class I	(185)	(2,394)	(223)	(2,904)	(269)	(3,919)	(185)	(2,637)
Class Y	(704)	(8,866)	(411)	(5,332)	(357)	(5,237)	(287)	(3,900)
Advisor Class	N/A	N/A	(99)	(1,266)	N/A	N/A	N/A	N/A
Net increase (decrease)	(4,518)	$(55,855)	(3,519)	$(44,180)	888	$ 14,125	2,388	$ 33,246

	Ivy European Opportunities Fund				Ivy Global Bond Fund			
	Year ended 3-31-12		Year ended 3-31-11		Year ended 3-31-12		Year ended 3-31-11	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	1,765	$ 39,677	1,718	$ 37,925	7,545	$ 76,959	9,221	$ 95,525
Class B	14	288	23	489	302	3,079	246	2,553
Class C	27	594	53	1,173	1,555	15,876	2,237	23,133
Class E	—	—*	—	—	N/A	N/A	N/A	N/A
Class I	705	15,352	251	5,497	2,240	22,856	1,483	15,373
Class Y	12	279	11	250	121	1,237	1,173	12,103
Shares issued in reinvestment of distributions to shareholders:								
Class A	25	496	20	458	561	5,678	363	3,752
Class B	—	—	—*	1	14	143	9	92
Class C	—	—	1	12	114	1,150	90	935
Class E	—	—	—	—	N/A	N/A	N/A	N/A
Class I	20	405	7	159	96	973	33	345
Class Y	—*	10	—*	7	34	342	39	405
Shares redeemed:								
Class A	(2,476)	(56,375)	(2,561)	(55,789)	(6,304)	(64,161)	(4,639)	(48,062)
Class B	(119)	(2,515)	(130)	(2,704)	(414)	(4,281)	(127)	(1,319)
Class C	(194)	(4,168)	(324)	(6,918)	(1,904)	(19,422)	(1,321)	(13,681)
Class E	—	—	—	—	N/A	N/A	N/A	N/A
Class I	(131)	(2,958)	(131)	(2,785)	(1,938)	(19,702)	(447)	(4,617)
Class Y	(25)	(590)	(47)	(1,043)	(891)	(9,099)	(1,093)	(11,330)
Advisor Class	N/A	N/A	(32)	(701)	N/A	N/A	N/A	N/A
Net increase (decrease)	(377)	$ (9,505)	(1,141)	$(23,969)	1,131	$ 11,628	7,267	$ 75,207

	Ivy High Income Fund				Ivy International Balanced Fund			
	Year ended 3-31-12		Year ended 3-31-11		Year ended 3-31-12		Year ended 3-31-11	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	159,004	$1,297,026	71,684	$ 601,804	4,659	$ 66,683	3,743	$ 53,220
Class B	5,781	47,356	3,092	25,960	100	1,407	87	1,226
Class C	67,305	549,622	28,605	240,114	187	2,668	234	3,342
Class E	247	2,022	182	1,528	35	518	29	421
Class I	140,838	1,148,502	33,246	279,533	385	5,621	338	4,868
Class Y	53,478	437,421	18,089	151,715	55	794	81	1,190
Shares issued in reinvestment of distributions to shareholders:								
Class A	12,952	105,353	9,951	82,941	673	9,351	270	3,926
Class B	449	3,648	372	3,097	15	211	7	95
Class C	4,275	34,766	3,056	25,460	49	679	22	322
Class E	49	402	41	341	6	84	2	29
Class I	4,808	39,170	1,770	14,763	155	2,173	61	895
Class Y	2,975	24,223	1,830	15,266	8	111	6	90
Shares redeemed:								
Class A	(70,914)	(578,747)	(38,247)	(320,232)	(3,628)	(52,291)	(3,448)	(48,648)
Class B	(1,416)	(11,571)	(1,211)	(10,146)	(149)	(2,095)	(142)	(1,965)
Class C	(18,416)	(150,868)	(12,412)	(103,916)	(458)	(6,563)	(503)	(6,937)
Class E	(110)	(903)	(55)	(462)	(22)	(306)	(12)	(169)
Class I	(39,829)	(325,948)	(13,539)	(113,339)	(382)	(5,412)	(889)	(11,742)
Class Y	(23,209)	(190,195)	(9,551)	(79,949)	(142)	(2,135)	(133)	(1,892)
Net increase (decrease)	298,267	$2,431,279	96,903	$ 814,478	1,546	$ 21,498	(247)	$ (1,729)

	Ivy International Core Equity Fund				Ivy International Growth Fund			
	Year ended 3-31-12		Year ended 3-31-11		Year ended 3-31-12		Year ended 3-31-11	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	21,094	$ 325,913	19,392	$ 303,484	1,057	$ 33,641	918	$ 27,794
Class B	221	3,205	351	5,016	14	412	27	746
Class C	2,037	29,155	3,600	51,745	63	1,816	67	1,869
Class E	39	618	55	862	—	—*	—	—
Class I	23,549	359,530	14,389	226,136	145	4,769	104	3,171
Class Y	6,344	94,567	3,647	56,350	165	5,129	190	6,253
Shares issued in reinvestment of distributions to shareholders:								
Class A	1,406	19,359	297	4,817	—	—	72	2,270
Class B	28	354	4	64	—	—	2	49
Class C	214	2,684	32	472	—	—	14	391
Class E	6	87	2	24	—	—	—	—
Class I	812	11,222	113	1,845	—	—	14	445
Class Y	247	3,413	62	1,001	—	—	1	44
Shares redeemed:								
Class A	(14,815)	(224,907)	(9,409)	(143,096)	(834)	(26,633)	(839)	(25,160)
Class B	(435)	(5,964)	(352)	(4,844)	(52)	(1,514)	(54)	(1,459)
Class C	(2,518)	(34,330)	(1,457)	(20,303)	(256)	(7,239)	(235)	(6,379)
Class E	(27)	(421)	(15)	(231)	—	—	—	—
Class I	(9,239)	(141,644)	(2,927)	(43,720)	(114)	(3,587)	(671)	(18,098)
Class Y	(2,794)	(42,749)	(2,653)	(39,291)	(101)	(3,307)	(34)	(997)
Net increase (decrease)	26,169	$ 400,092	25,131	$ 400,331	87	$ 3,487	(424)	$ (9,061)

	Ivy Large Cap Growth Fund				Ivy Limited-Term Bond Fund			
	Year ended 3-31-12		Year ended 3-31-11		Year ended 3-31-12		Year ended 3-31-11	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	17,548	$ 235,759	13,204	$ 161,998	63,303	$ 706,671	58,228	$ 649,956
Class B	167	1,981	231	2,491	1,113	12,424	1,188	13,262
Class C	928	11,426	933	10,568	12,639	141,196	12,429	138,691
Class E	55	752	49	624	169	1,885	139	1,543
Class I	5,590	76,299	6,105	74,489	12,233	136,451	5,142	57,498
Class R	549	7,407	824	9,928	N/A	N/A	N/A	N/A
Class Y	2,409	33,003	2,888	36,558	4,171	46,562	5,008	55,888
Shares issued in connection with merger of Ivy Capital Appreciation Fund:								
Class A	27,058	351,460	N/A	N/A	N/A	N/A	N/A	N/A
Class B	479	5,471	N/A	N/A	N/A	N/A	N/A	N/A
Class C	2,336	27,798	N/A	N/A	N/A	N/A	N/A	N/A
Class E	207	2,680	N/A	N/A	N/A	N/A	N/A	N/A
Class I	2,134	28,391	N/A	N/A	N/A	N/A	N/A	N/A
Class R	—	—	N/A	N/A	N/A	N/A	N/A	N/A
Class Y	330	4,341	N/A	N/A	N/A	N/A	N/A	N/A
Shares issued in reinvestment of distributions to shareholders:								
Class A	—	—	39	499	1,967	21,937	1,543	17,210
Class B	—	—	—	—	28	310	28	313
Class C	—	—	—	—	274	3,058	289	3,228
Class E	—	—	—*	1	4	40	2	20
Class I	—	—	20	267	136	1,513	83	927
Class R	—	—	—	—	N/A	N/A	N/A	N/A
Class Y	—	—	14	186	101	1,127	123	1,376
Shares redeemed:								
Class A	(19,244)	(257,673)	(11,995)	(145,727)	(43,374)	(484,020)	(39,382)	(439,212)
Class B	(409)	(4,843)	(251)	(2,673)	(930)	(10,379)	(943)	(10,500)
Class C	(1,649)	(20,146)	(1,253)	(13,943)	(10,879)	(121,232)	(12,405)	(138,319)
Class E	(32)	(437)	(13)	(165)	(72)	(796)	(35)	(392)
Class I	(4,528)	(61,640)	(16,008)	(191,548)	(7,881)	(87,876)	(3,995)	(44,563)
Class R	(401)	(5,284)	(497)	(6,227)	N/A	N/A	N/A	N/A
Class Y	(5,123)	(70,443)	(1,996)	(24,433)	(4,580)	(51,127)	(5,378)	(59,992)
Net increase (decrease)	28,404	$ 366,302	(7,706)	$ (87,107)	28,422	$ 317,744	22,064	$ 246,934

	Ivy Managed European/Pacific Fund				Ivy Managed International Opportunities Fund			
	Year ended 3-31-12		Year ended 3-31-11		Year ended 3-31-12		Year ended 3-31-11	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	2,788	$ 22,018	3,273	$ 26,595	6,348	$ 55,568	6,631	$ 58,430
Class B	19	155	51	416	76	677	74	648
Class C	42	350	42	343	221	1,899	132	1,162
Class E	—	—	—	—	—	—	—	—
Class I	18	143	23	202	25	210	18	167
Class Y	53	401	15	128	54	487	28	244
Shares issued in reinvestment of distributions to shareholders:								
Class A	72	494	—	—	356	2,775	99	916
Class B	—*	—*	—	—	3	25	—*	—*
Class C	—*	1	—	—	6	48	—*	3
Class E	—	—	—	—	—	—	—	—
Class I	—*	1	—	—	—*	4	—	—
Class Y	1	4	—	—	1	9	—*	2
Shares redeemed:								
Class A	(2,703)	(21,716)	(2,991)	(24,111)	(5,030)	(43,814)	(5,074)	(44,050)
Class B	(52)	(406)	(44)	(360)	(135)	(1,188)	(135)	(1,155)
Class C	(77)	(607)	(100)	(783)	(177)	(1,529)	(145)	(1,237)
Class E	—	—	—	—	—	—	—	—
Class I	(18)	(148)	(3)	(25)	(6)	(49)	—*	(1)
Class Y	(10)	(75)	(5)	(40)	(19)	(168)	(13)	(116)
Net increase	133	$ 615	261	$ 2,365	1,723	$ 14,954	1,615	$ 15,013

	Ivy Micro Cap Growth Fund				Ivy Mid Cap Growth Fund			
	Year ended 3-31-12		Year ended 3-31-11		Year ended 3-31-12		Year ended 3-31-11	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	1,714	$ 32,193	3,191	$ 54,750	24,106	$ 421,451	12,347	$198,871
Class B	25	447	55	943	528	8,243	369	5,420
Class C	75	1,363	195	3,427	5,333	86,492	3,151	47,954
Class E	N/A	N/A	N/A	N/A	52	889	69	1,078
Class I	149	2,638	157	2,833	42,992	778,110	6,121	106,334
Class R	N/A	N/A	N/A	N/A	2,183	37,728	1,051	16,884
Class Y	36	602	37	608	21,087	381,794	9,115	149,837
Shares issued in reinvestment of distributions to shareholders:								
Class A	297	4,645	101	1,877	764	12,603	—	—
Class B	5	76	1	28	26	378	—	—
Class C	14	222	5	85	145	2,207	—	—
Class E	N/A	N/A	N/A	N/A	5	79	—	—
Class I	12	190	3	48	628	10,795	—	—
Class R	N/A	N/A	N/A	N/A	45	743	—	—
Class Y	2	28	1	19	423	7,179	—	—
Shares redeemed:								
Class A	(2,328)	(41,007)	(1,052)	(18,244)	(10,856)	(184,445)	(3,819)	(60,036)
Class B	(23)	(390)	(16)	(264)	(260)	(4,002)	(152)	(2,112)
Class C	(90)	(1,576)	(63)	(1,068)	(1,633)	(25,783)	(426)	(6,304)
Class E	N/A	N/A	N/A	N/A	(28)	(485)	(9)	(134)
Class I	(119)	(2,193)	(28)	(470)	(9,163)	(160,713)	(475)	(7,879)
Class R	N/A	N/A	N/A	N/A	(669)	(11,585)	(217)	(3,555)
Class Y	(16)	(297)	(2)	(42)	(9,611)	(164,994)	(1,883)	(30,643)
Net increase (decrease)	(247)	$ (3,059)	2,585	$ 44,530	66,097	$1,196,684	25,242	$415,715

	Ivy Money Market Fund				Ivy Municipal Bond Fund			
	Year ended 3-31-12		Year ended 3-31-11		Year ended 3-31-12		Year ended 3-31-11	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	263,590	$ 263,590	168,068	$ 168,068	4,546	$ 52,621	3,763	$ 42,511
Class B	11,815	11,815	5,783	5,783	187	2,167	81	924
Class C	75,157	75,157	46,289	46,289	1,004	11,621	643	7,285
Class E	2,923	2,923	2,126	2,126	N/A	N/A	N/A	N/A
Class I	N/A	N/A	N/A	N/A	40	460	26	289
Class Y	N/A	N/A	N/A	N/A	18	205	29	324
Shares issued in reinvestment of distributions to shareholders:								
Class A	28	28	57	57	214	2,473	177	1,997
Class B	1	1	3	3	4	42	2	26
Class C	8	8	14	14	39	453	42	477
Class E	1	1	1	1	N/A	N/A	N/A	N/A
Class I	N/A	N/A	N/A	N/A	1	14	1	5
Class Y	N/A	N/A	N/A	N/A	1	11	—*	5
Shares redeemed:								
Class A	(252,261)	(252,261)	(204,365)	(204,365)	(2,394)	(27,649)	(2,221)	(24,805)
Class B	(10,738)	(10,738)	(7,677)	(7,677)	(70)	(817)	(73)	(824)
Class C	(65,597)	(65,597)	(53,475)	(53,475)	(495)	(5,737)	(944)	(10,474)
Class E	(2,418)	(2,418)	(2,759)	(2,759)	N/A	N/A	N/A	N/A
Class I	N/A	N/A	N/A	N/A	(10)	(117)	(10)	(108)
Class Y	N/A	N/A	N/A	N/A	(17)	(200)	(14)	(159)
Net increase (decrease)	22,509	$ 22,509	(45,935)	$ (45,935)	3,068	$ 35,547	1,502	$ 17,473

	Ivy Municipal High Income Fund				Ivy Pacific Opportunities Fund			
	Year ended 3-31-12		Year ended 3-31-11		Year ended 3-31-12		Year ended 3-31-11	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	55,812	$282,211	39,338	$194,332	10,348	$ 152,973	10,704	$ 167,557
Class B	1,456	7,383	840	4,151	116	1,507	201	2,763
Class C	27,026	136,745	14,718	72,947	229	3,158	480	6,795
Class E	N/A	N/A	N/A	N/A	—	—	—	—
Class I	64,903	327,621	35,060	172,270	1,057	15,995	3,070	46,824
Class Y	4,905	24,797	1,534	7,614	75	1,154	150	2,395
Advisor Class	N/A	N/A	N/A	N/A	N/A	N/A	—	—
Shares issued in reinvestment of distributions to shareholders:								
Class A	1,740	8,790	628	3,063	1,506	19,205	—	—
Class B	25	128	10	50	41	450	—	—
Class C	544	2,751	195	953	66	746	—	—
Class E	N/A	N/A	N/A	N/A	—	—	—	—
Class I	1,515	7,657	444	2,164	509	6,633	—	—
Class Y	124	629	28	134	23	294	—	—
Advisor Class	N/A	N/A	N/A	N/A	N/A	N/A	—	—
Shares redeemed:								
Class A	(15,187)	(76,436)	(14,237)	(69,429)	(11,247)	(167,941)	(9,893)	(152,915)
Class B	(141)	(715)	(342)	(1,687)	(366)	(4,740)	(406)	(5,474)
Class C	(3,336)	(16,714)	(2,865)	(13,906)	(806)	(10,824)	(958)	(13,184)
Class E	N/A	N/A	N/A	N/A	—	—	—	—
Class I	(14,471)	(72,722)	(9,464)	(45,844)	(1,111)	(16,296)	(733)	(11,547)
Class Y	(1,285)	(6,441)	(596)	(2,904)	(195)	(3,098)	(231)	(3,593)
Advisor Class	N/A	N/A	N/A	N/A	N/A	N/A	(5)	(78)
Net increase (decrease)	**123,630**	**$625,684**	**65,291**	**$323,908**	**245**	**$ (784)**	**2,379**	**$ 39,543**

	Ivy Small Cap Growth Fund				Ivy Small Cap Value Fund			
	Year ended 3-31-12		Year ended 3-31-11		Year ended 3-31-12		Year ended 3-31-11	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	7,527	$106,797	9,364	$121,026	3,754	$ 58,392	5,045	$ 79,950
Class B	215	2,667	279	3,302	59	852	87	1,303
Class C	2,136	27,825	2,812	34,207	383	5,760	626	9,722
Class E	39	555	69	895	—	—	—	—
Class I	5,724	93,488	5,378	80,472	991	15,690	149	2,546
Class R	813	11,500	981	12,929	N/A	N/A	N/A	N/A
Class Y	4,861	76,932	6,666	97,973	543	8,697	1,010	16,612
Shares issued in reinvestment of distributions to shareholders:								
Class A	612	7,774	—	—	1,450	18,919	—	—
Class B	34	381	—	—	39	457	—	—
Class C	560	6,456	—	—	106	1,288	—	—
Class E	7	84	—	—	—	—	—	—
Class I	167	2,481	—	—	40	547	—	—
Class R	23	290	—	—	N/A	N/A	N/A	N/A
Class Y	407	5,879	—	—	142	1,903	—	—
Shares redeemed:								
Class A	(7,010)	(95,428)	(5,347)	(67,685)	(5,286)	(81,311)	(4,528)	(70,083)
Class B	(276)	(3,337)	(255)	(2,871)	(137)	(1,889)	(214)	(2,994)
Class C	(3,620)	(45,842)	(2,812)	(32,996)	(493)	(6,991)	(472)	(7,107)
Class E	(36)	(511)	(13)	(167)	—	—	—	—
Class I	(3,613)	(58,572)	(1,293)	(19,568)	(215)	(3,333)	(53)	(859)
Class R	(654)	(9,081)	(365)	(4,813)	N/A	N/A	N/A	N/A
Class Y	(5,492)	(85,899)	(3,535)	(48,986)	(663)	(10,586)	(855)	(14,145)
Net increase	2,424	$ 44,439	11,929	$173,718	713	$ 8,395	795	$ 14,945

	Ivy Tax-Managed Equity Fund				Ivy Value Fund			
	Year ended 3-31-12		Year ended 3-31-11		Year ended 3-31-12		Year ended 3-31-11	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	716	$ 8,524	572	$6,351	2,581	$ 42,562	2,277	$ 36,533
Class B	3	40	2	19	77	1,229	34	534
Class C	8	88	11	123	140	2,273	208	3,334
Class E	N/A	N/A	N/A	N/A	—	—	—	—
Class I	—*	5	9	107	154	2,637	131	2,179
Class Y	34	420	7	76	50	836	61	959
Shares issued in reinvestment of distributions to shareholders:								
Class A	—	—	—	—	106	1,635	—	—
Class B	—	—	—	—	2	35	—	—
Class C	—	—	—	—	4	59	—	—
Class E	N/A	N/A	N/A	N/A	—	—	—	—
Class I	—	—	—	—	4	55	—	—
Class Y	—	—	—	—	1	9	—	—
Shares redeemed:								
Class A	(274)	(3,248)	(82)	(908)	(1,511)	(24,565)	(1,075)	(17,087)
Class B	—	—	—*	—*	(46)	(709)	(39)	(594)
Class C	(14)	(178)	(2)	(16)	(153)	(2,400)	(83)	(1,306)
Class E	N/A	N/A	N/A	N/A	—	—	—	—
Class I	(1)	(17)	(1)	(6)	(107)	(1,727)	(15)	(228)
Class Y	(20)	(265)	—	—	(59)	(941)	(6)	(97)
Net increase	452	$ 5,369	516	$5,746	1,243	$ 20,988	1,493	$ 24,227

10. COMMITMENTS

Bridge loan commitments may obligate a Fund to furnish temporary financing to a borrower until permanent financing can be arranged. At March 31, 2012, Ivy High Income Fund had outstanding bridge loan commitments of $170,760,000. In connection with these commitments, the Fund earns a commitment fee, typically set as a percentage of the commitment amount. Such fee income is included in interest income in the Statements of Operations.

11. BUSINESS COMBINATIONS (All amounts in thousands)

On June 13, 2011, Ivy Large Cap Growth Fund acquired all the net assets of Ivy Capital Appreciation Fund pursuant to a plan of reorganization approved by the Board on February 18, 2011. The purpose of the transaction was to combine two portfolios with comparable investment objectives and strategies. The acquisition was accomplished by a tax-free exchange of 32,544 shares of Ivy Large Cap Growth Fund (valued at $420,140) for the 45,465 shares of Ivy Capital Appreciation Fund outstanding on June 13, 2011. The investment portfolio of Ivy Capital Appreciation Fund, with a fair value of $401,401 and identified cost of $351,052 was the principal asset acquired by Ivy Large Cap Growth Fund. For financial reporting purposes, assets received and shares issued by Ivy Large Cap Growth Fund were recorded at fair value; however, the identified cost of the investments received from Ivy Capital Appreciation Fund was carried forward to align ongoing reporting of Ivy Large Cap Growth Fund's realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes. Ivy Capital Appreciation Fund had net assets of $420,140, including $50,349 of net unrealized appreciation in value of investments and $177,351 of accumulated net realized losses on investments, which were combined with those of Ivy Large Cap Growth Fund. The aggregate net assets of Ivy Large Cap Growth Fund and Ivy Capital Appreciation Fund immediately before the acquisition were $915,594 and $420,140, respectively. The aggregate net assets of Ivy Large Cap Growth Fund and Ivy Capital Appreciation Fund immediately following the acquisition were $1,335,734 and $0, respectively.

Assuming the reorganization had been completed on April 1, 2011, the beginning of the annual reporting period of Ivy Large Cap Growth Fund, the pro forma results of operations for the period ended March 31, 2012, were as follows:

Net investment loss	$ (1,272)
Net realized gain	46,637
Net change in unrealized appreciation	103.658
Net increase in net assets resulting from operations	$149,023

Because the combined investment portfolios have been managed as a single integrated portfolio since the acquisition was completed, it is not practicable to separate the amounts of revenue and earnings of Ivy Capital Appreciation Fund that have been included in Ivy Large Cap Growth Fund's Statement of Operations since June 13, 2011.

On January 24, 2011, Ivy Bond Fund acquired all the net assets of Ivy Mortgage Securities Fund pursuant to a plan of reorganization approved by the shareholders of Ivy Mortgage Securities Fund on November 23, 2010. Ivy Mortgage Securities Fund had net assets of $104,315, including $16,459 of net unrealized depreciation in value of investments and $52,996 of accumulated net realized losses on investments, which were combined with those of Ivy Bond Fund. The aggregate net assets of Ivy Bond Fund and Ivy Mortgage Securities Fund immediately before the acquisition were $268,695 and $104,315, respectively. The aggregate net assets of Ivy Bond Fund and Ivy Mortgage Securities Fund immediately following the acquisition were $373,010 and $0, respectively.

12. FEDERAL INCOME TAX MATTERS ($ amounts in thousands)

For Federal income tax purposes, cost of investments owned at March 31, 2012 and the related unrealized appreciation (depreciation) were as follows:

Fund	Cost of Investments	Gross Appreciation	Gross Depreciation	Net Unrealized Appreciation (Depreciation)
Ivy Bond Fund	$ 508,440	$ 14,351	$14,716	$ (365)
Ivy Core Equity Fund	270,578	80,658	1,754	78,904
Ivy Cundill Global Value Fund	235,263	36,194	20,623	15,571
Ivy Dividend Opportunities Fund	267,228	84,177	1,817	82,360
Ivy European Opportunities Fund	195,531	43,431	6,694	36,737
Ivy Global Bond Fund	236,219	6,687	3,623	3,064
Ivy High Income Fund	4,399,700	169,477	36,085	133,392
Ivy International Balanced Fund	300,812	18,435	11,188	7,247
Ivy International Core Equity Fund	1,480,406	93,859	76,639	17,220
Ivy International Growth Fund	188,617	27,220	6,840	20,380
Ivy Large Cap Growth Fund	1,042,601	434,824	615	434,209
Ivy Limited-Term Bond Fund	1,427,631	37,383	526	36,857
Ivy Managed European/Pacific Fund	84,097	—	1,781	(1,781)
Ivy Managed International Opportunities Fund	193,365	3,636	2,218	1,418
Ivy Micro Cap Growth Fund	61,903	21,157	1,343	19,814
Ivy Mid Cap Growth Fund	1,849,808	295,624	66,375	229,249
Ivy Money Market Fund	223,137	—	—	—
Ivy Municipal Bond Fund	121,387	9,825	545	9,280
Ivy Municipal High Income Fund	973,563	49,942	5,251	44,691
Ivy Pacific Opportunities Fund	655,155	86,698	64,681	22,017
Ivy Small Cap Growth Fund	600,701	191,631	13,388	178,243
Ivy Small Cap Value Fund	241,565	37,442	8,684	28,758
Ivy Tax-Managed Equity Fund	14,112	3,849	53	3,796
Ivy Value Fund	104,197	19,532	2,160	17,372

For Federal income tax purposes, the Funds' distributed and undistributed earnings and profit for the year ended March 31, 2012 and the post-October and late-year ordinary activity were as follows:

Fund	Distributed Ordinary Income	Undistributed Ordinary Income	Distributed Long-Term Capital Gains	Undistributed Long-Term Capital Gains	Tax Return of Capital	Post-October Losses Deferred	Late-Year Ordinary Losses Deferred
Ivy Bond Fund	$ 13,874	$ 1,878	$ —	$ —	$—	$ —	$ —
Ivy Core Equity Fund	2,801	—	8,207	—	—	2,364	266
Ivy Cundill Global Value Fund	285	—	—	—	—	—	188
Ivy Dividend Opportunities Fund	3,566	120	—	—	—	3,970	—
Ivy European Opportunities Fund	928	186	—	—	—	3,150	—
Ivy Global Bond Fund	9,088	683	690	—	—	—	—
Ivy High Income Fund	236,785	15,030	40,893	834	—	—	—
Ivy International Balanced Fund	13,083	2,407	—	—	—	4,064	—
Ivy International Core Equity Fund	23,513	5,126	18,373	—	—	7,937	—
Ivy International Growth Fund	—	485	—	—	—	902	—
Ivy Large Cap Growth Fund	—	—	—	—	—	10,866	928
Ivy Limited-Term Bond Fund	25,739	324	6,242	—	—	534	—
Ivy Managed European/Pacific Fund	510	—	—	—	—	—	47
Ivy Managed International Opportunities Fund	2,900	18	—	—	—	126	—
Ivy Micro Cap Growth Fund	2,220	—	3,067	—	—	1,020	295
Ivy Mid Cap Growth Fund	—	—	38,935	15,516	—	2,554	3,444
Ivy Money Market Fund	46	19	—	—	—	—	—
Ivy Municipal Bond Fund	3,625	54	—	—	—	—	—

Fund	Distributed Ordinary Income	Undistributed Ordinary Income	Distributed Long-Term Capital Gains	Undistributed Long-Term Capital Gains	Tax Return of Capital	Post-October Losses Deferred	Late-Year Ordinary Losses Deferred
Ivy Municipal High Income Fund	$28,985	$509	$ —	$—	$—	$ 81	$ —
Ivy Pacific Opportunities Fund	3,822	—	23,959	—	—	12,713	219
Ivy Small Cap Growth Fund	—	—	25,721	—	—	3,446	2,463
Ivy Small Cap Value Fund	327	—	24,144	—	—	327	1,007
Ivy Tax-Managed Equity Fund	—	—	—	—	—	254	12
Ivy Value Fund	773	420	1,179	24	—	3,250	—

Internal Revenue Code regulations permit each Fund to elect to defer into its next fiscal year capital losses incurred between each November 1 and the end of its fiscal year. Each Fund is also permitted to defer into its next fiscal year late-year ordinary losses that arise from the netting of activity generated between each November 1 and the end of its fiscal year on certain specified ordinary items along with the activity generated between each January 1 and the end of its fiscal year on all other non-specified ordinary items. Distributions shown above may be reported differently to individual shareholders.

Accumulated capital losses represent net capital loss carryovers as of March 31, 2012 that may be available to offset future realized capital gains and thereby reduce future capital gains distributions. Under the Regulated Investment Company Modernization Act of 2010 (the "Modernization Act"), a Fund is permitted to carry forward capital losses incurred in taxable years beginning after December 22, 2010 for an unlimited period. Any losses incurred during those future taxable years will be required to be utilized prior to any losses incurred in pre-enactment taxable years which have only an eight year carryforward period. As a result of this ordering rule, pre-enactment capital loss carryovers may expire unused. Additionally, post-enactment capital losses that are carried forward will retain their character as either short-term or long-term capital losses rather than being considered all short-term us under the previous law. The Fund's first fiscal year end subject to the Modernization Act is March 31, 2012. The following table shows the expiration dates for capital loss carryovers from pre-enactment taxable years and the amounts of capital loss carryovers, if any, by each of the applicable Funds electing to be taxed as a RIC during the year ended March 31, 2012:

Fund	Pre-Enactment							Post-Enactment	
	2013	2014	2015	2016	2017	2018	2019	Short-Term Capital Loss Carryover	Long-Term Capital Loss Carryover
Ivy Bond Fund	$—	$164	$484	$902	$ 6,180	$ 18,060	$ —	$ —	$1,386
Ivy Core Equity Fund	—	—	—	—	—	—	—	5,268	—
Ivy Cundill Global Value Fund	—	—	—	—	—	46,431	—	—	—
Ivy Dividend Opportunities Fund	—	—	—	—	971	36,103	—	475	—
Ivy European Opportunities Fund	—	—	—	—	43,096	132,101	—	3,744	5,800
Ivy Global Bond Fund	—	—	—	—	—	—	—	—	214
Ivy International Balanced Fund	—	—	—	—	—	34,018	—	—	—
Ivy International Core Equity Fund	—	—	—	—	—	—	—	11,008	—
Ivy International Growth Fund	—	—	—	—	752	23,988	—	—	—
Ivy Large Cap Growth Fund	—	—	—	—	13,093	156,418	—	—	—
Ivy Managed European/Pacific Fund	—	—	—	—	—	15,270	297	—	—
Ivy Managed International Opportunities Fund	—	—	—	—	—	9,289	10,440	—	—
Ivy Micro Cap Growth Fund	—	—	—	—	—	—	—	1,503	—
Ivy Money Market Fund	—	—	—	—	—	—	38	—	—
Ivy Municipal Bond Fund	—	—	—	89	101	84	146	99	—
Ivy Municipal High Income Fund	—	—	—	—	—	—	—	626	—
Ivy Tax-Managed Equity Fund	—	—	—	—	—	7	38	60	—

Ivy Mortgage Securities Fund was merged into Ivy Bond Fund as of January 24, 2011. At the time of the merger, Ivy Mortgage Securities Fund had capital loss carryovers available to offset future gains of the Ivy Bond Fund. These carryovers are limited to $4,298 for each period ending from March 31, 2013 through 2018, plus any unused limitations from prior years.

Ivy Capital Appreciation Fund was merged into Ivy Large Cap Growth Fund as of June 13, 2011 (see Note 11). At the time of the merger, Ivy Capital Appreciation Fund had capital loss carryovers available to offset future gains of the Ivy Large Cap Growth Fund. These carryovers are limited to $40,531 for the period ending March 31, 2013 and $18,066 for each period ending from June 30, 2014 through 2017 plus any unused limitations from prior years.

Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sales, post-October capital losses, late-year ordinary losses, foreign currency transactions, net operating losses and expiring capital loss carryovers. Reclassifications of these differences are periodically made to align financial reporting with tax reporting.

At March 31, 2012, the following reclassifications were made: Ivy Bond Fund reclassified permanent differences relating to differing treatments of merger-acquired capital loss carryovers and built-in losses and mortgage-backed security paydowns; Ivy Core Equity Fund reclassified permanent differences relating to differing treatments of partnership transactions; Ivy European Opportunities Fund reclassified permanent differences relating to differing treatments of Passive Foreign Investment Company (PFIC) transactions; Ivy Global Bond Fund reclassified permanent differences relating to differing treatments of partnership transactions and mortgage-backed security paydowns; Ivy International Core Equity Fund reclassified permanent differences relating to differing treatments of PFIC transactions; Ivy Large Cap Growth Fund reclassified permanent differences relating to differing treatments of merger-acquired capital loss carryovers and built-in-gains; Ivy Limited-Term Bond Fund reclassified permanent differences relating to differing treatments of mortgage-backed security paydowns; Ivy Micro Cap Growth Fund reclassified permanent differences relating to differing treatments of PFIC transactions and net operating losses; Ivy Mid Cap Growth Fund reclassified permanent differences relating to differing treatments of net operating losses; Ivy Municipal High Income Fund reclassified permanent differences relating to differing treatments of in-kind redemptions; Ivy Small Cap Growth Fund reclassified permanent differences relating to differing treatments of net operating losses and PFIC transactions; Ivy Small Cap Value Fund reclassified permanent differences relating to differing treatments of partnership transactions and net operating losses; Ivy Tax-Managed Equity Fund reclassified permanent differences relating to differing treatments of net operating losses and in-kind redemptions; and Ivy Value Fund reclassified permanent differences relating to differing treatments of partnership transactions and PFIC transactions.

To the Shareholders and Board of Trustees of Ivy Funds:

We have audited the accompanying statements of assets and liabilities, including the schedules of investments, of Ivy Bond Fund, Ivy Core Equity Fund, Ivy Cundill Global Value Fund, Ivy Dividend Opportunities Fund, Ivy European Opportunities Fund, Ivy Global Bond Fund, Ivy High Income Fund, Ivy International Balanced Fund, Ivy International Core Equity Fund, Ivy International Growth Fund, Ivy Large Cap Growth Fund, Ivy Limited-Term Bond Fund, Ivy Managed European/Pacific Fund, Ivy Managed International Opportunities Fund, Ivy Micro Cap Growth Fund, Ivy Mid Cap Growth Fund, Ivy Money Market Fund, Ivy Municipal Bond Fund, Ivy Municipal High Income Fund, Ivy Pacific Opportunities Fund, Ivy Small Cap Growth Fund, Ivy Small Cap Value Fund, Ivy Tax-Managed Equity Fund, and Ivy Value Fund, (the "Funds"), twenty-four of the series constituting Ivy Funds (the "Trust"), as of March 31, 2012, and the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the periods presented. These financial statements and financial highlights are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of March 31, 2012, by correspondence with the custodian, brokers, and transfer agent; where replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the Funds constituting the Ivy Funds as of March 31, 2012, the results of their operations for the period then ended, the changes in their net assets for each of the two years in the period then ended, and the financial highlights for each of the periods presented, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Kansas City, Missouri
May 18, 2012

The Funds hereby designate the following amounts of dividends paid from net ordinary income as dividends qualifying for the 70% dividends received deduction for corporations or as qualified dividend income for individuals for the tax period ended March 31, 2012:

	Dividends Received Deduction for Corporations	Qualified Dividend Income for Individuals
Ivy Bond Fund	$ —	$ —
Ivy Core Equity Fund	2,793,189	2,801,187
Ivy Cundill Global Value Fund	284,892	284,892
Ivy Dividend Opportunities Fund	3,565,994	3,565,994
Ivy European Opportunities Fund	—	1,485,785
Ivy Global Bond Fund	—	—
Ivy High Income Fund	—	—
Ivy International Balanced Fund	—	8,655,350
Ivy International Core Equity Fund	66,375	25,723,621
Ivy International Growth Fund	—	—
Ivy Large Cap Growth Fund	—	—
Ivy Limited-Term Bond Fund	—	—
Ivy Managed European/Pacific Fund	—	510,034
Ivy Managed International Opportunities Fund	—	2,900,241
Ivy Micro Cap Growth Fund	80,592	100,502
Ivy Mid Cap Growth Fund	—	—
Ivy Money Market Fund	—	—
Ivy Municipal Bond Fund	—	—
Ivy Municipal High Income Fund	—	—
Ivy Pacific Opportunities Fund	—	5,127,081
Ivy Small Cap Growth Fund	—	—
Ivy Small Cap Value Fund	326,414	326,414
Ivy Tax-Managed Equity Fund	—	—
Ivy Value Fund	773,272	773,272

Ivy Municipal Bond Fund and Ivy Municipal High Income Fund hereby designate $3,618,830 and $28,916,736, respectively, of the dividends declared from net investment income as exempt from federal income tax for the tax period ending March 31, 2012.

The Funds hereby designate the following amounts as distributions of long-term capital gains:

Ivy Bond Fund	$ —
Ivy Core Equity Fund	8,206,746
Ivy Cundill Global Value Fund	—
Ivy Dividend Opportunities Fund	—
Ivy European Opportunities Fund	—
Ivy Global Bond Fund	690,105
Ivy High Income Fund	40,892,787
Ivy International Balanced Fund	—
Ivy International Core Equity Fund	18,372,880
Ivy International Growth Fund	—
Ivy Large Cap Growth Fund	—
Ivy Limited-Term Bond Fund	6,241,636
Ivy Managed European/Pacific Fund	—
Ivy Managed International Opportunities Fund	—
Ivy Micro Cap Growth Fund	3,066,625
Ivy Mid Cap Growth Fund	38,934,969
Ivy Money Market Fund	—
Ivy Municipal Bond Fund	—
Ivy Municipal High Income Fund	—
Ivy Pacific Opportunities Fund	23,958,752
Ivy Small Cap Growth Fund	25,721,362
Ivy Small Cap Value Fund	24,144,393
Ivy Tax-Managed Equity Fund	—
Ivy Value Fund	1,178,663

Income from Ivy Municipal Bond Fund and Ivy Municipal High Income Fund may be subject to the alternative minimum tax. Shareholders are advised to consult with their tax advisors concerning the tax treatment of dividends and distributions from all the Funds.

Internal Revenue Code regulations permit each qualifying Fund to elect to pass through a foreign tax credit to shareholders with respect to foreign taxes paid by the Fund. As of March 31, 2012, the Funds hereby designate the following as a foreign tax credit from the taxes paid on income derived from sources within foreign countries or possession of the United States:

	Foreign Tax Credit	Foreign Derived Income
Ivy Cundill Global Value Fund	$ 185,239	$ 4,027,777
Ivy European Opportunities Fund	491,074	5,450,711
Ivy International Balanced Fund	875,643	16,455,617
Ivy International Core Equity Fund	3,349,818	45,043,337
Ivy International Growth Fund	531,041	5,108,888
Ivy Pacific Opportunities Fund	1,394,513	14,005,579

The tax status of dividends paid and the pass-through of foreign taxes paid will be reported to you on Form 1099-DIV after the close of the applicable calendar year.

The Trust is governed by the Board of Trustees (the Board). A majority of the Board members are not "interested persons" as defined in Section 2(a)(19) of the 1940 Act and therefore qualify as Disinterested Trustees. The Board elects the officers who are responsible for administering the Funds' day-to-day operations. The Waddell & Reed Fund Complex (Fund Complex) is comprised of the Ivy Family of Funds and the Advisors Fund Complex, which is comprised of each of the funds in the Waddell & Reed Advisors Funds (20 funds), Ivy Funds Variable Insurance Portfolios (26 funds) and InvestEd Portfolios (3 funds). Jarold W. Boettcher, Joseph Harroz, Jr., Henry J. Herrmann and Eleanor B. Schwartz also serve as trustees of each of the funds in the Advisors Fund Complex.

Joseph Harroz, Jr. serves as Independent Chair of the Trust's Board.

A Trustee serves until his or her successor is elected and qualified or until his or her earlier death, resignation or removal. The Board appoints officers and delegates to them the management of the day-to-day operations of each of the Funds, based on policies reviewed and approved by the Board, with general oversight by the Board.

The Statement of Additional Information (SAI) for the Trust includes additional information about the Trust's Trustees. The SAI is available without charge, upon request by calling 1.800.777.6472. It is also available on the Ivy Funds website, www.ivyfunds.com. Each Trustee became a Trustee in 2008, as reflected in the first date shown on the charts below. The second date shows when the Trustee first became a director/trustee of one or more of the funds that are the predecessors to current funds within the Fund Complex.

Disinterested Trustees

The following table provides information regarding each Disinterested Trustee.

Name, Address and Year of Birth	Position(s) Held with the Trust and Fund Complex	Trustee Since	Principal Occupation(s) During Past 5 Years	Other Directorships Held During Past 5 Years
Jarold W. Boettcher 6300 Lamar Avenue Overland Park, KS 66202 1940	Trustee	Trust: 2008 Fund Complex: 2002	President of Boettcher Enterprises, Inc. (agriculture products and services) (1979 to present); Boettcher Supply, Inc. (electrical and plumbing supplies distributor) (1979 to present); and Boettcher Aerial, Inc. (Aerial Ag Applicator) (1979 to present)	Director of Guaranty State Bank & Trust Co. (financial services); Director of Guaranty, Inc. (financial services); Member of Kansas Board of Regents (2007 to 2011); Governance Committee Member of Kansas State University Foundation; Director, Kansas Bioscience Authority (2009 to 2011); Trustee of Advisors Fund Complex (49 portfolios overseen)
James D. Gressett 6300 Lamar Avenue Overland Park, KS 66202 1950	Trustee	Trust: 2008 Fund Complex: 2002	Secretary of Streetman Homes, LLP (homebuilding company) (2001 to present); Chief Executive Officer (CEO) of PacPizza LLC (Pizza Hut franchise) (2000 to present); Partner, Century Bridge Partners (2007 to 2009); Manager, Premium Gold Foods (2006 to present)	None
Joseph Harroz, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1967	Independent Chair Trustee	Trust: 2008 Trust: 2008 Fund Complex: 1998	Dean of the College of Law, University Vice President and Director of Law Center of University of Oklahoma (2010 to present); President of Graymark HealthCare (a NASDAQ listed company) (2008 to 2010); Vice President and General Counsel of the Board of Regents, University of Oklahoma (1996 to 2008); Adjunct Professor, University of Oklahoma Law School (1997 to 2010); Managing Member, Harroz Investments, LLC (commercial enterprise investments)(1998 to present)	Director, Graymark HealthCare (2008 to present); Director and Shareholder Valliance Bank, N.A.: Independent Director, LSQ Manager, Inc. (2007 to present); Trustee, the Melbourne Family Support Organization (2006 to present)(non-profit): Trustee of Advisors Fund Complex (49 portfolios overseen)
Glendon E. Johnson, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1951	Trustee	Trust: 2008 Fund Complex: 2002	Of Counsel, Lee & Smith, PC (law firm) (1996 to present); Co-owner, Manager and Vice President of the Board, Castle Valley Ranches, LLC (ranching) (1995 to present); Formerly, Partner of Kelley, Drye & Warren LLP (law firm)(1989-1996) and Lane & Edson PC (law firm) (1987-1996; Member of Executive Committee of Lane & Edson (1988-1989)	Director, Thomas Foundation for Cancer Research

Name, Address and Year of Birth	Position(s) Held with the Trust and Fund Complex	Trustee Since	Principal Occupation(s) During Past 5 Years	Other Directorships Held During Past 5 Years
Eleanor B. Schwartz 6300 Lamar Avenue Overland Park, KS 66202 1937	Trustee	Trust: 2008 Fund Complex: 1995	Professor Emeritus, University of Missouri at Kansas City (2003 to present); Professor of Business Administration, University of Missouri at Kansas City (until 2003); formerly Dean, Bloch School of Business (1980-1986), Vice Chancellor (1988-1991), Chancellor (1992-1999) Chancellor Emeritus, University of Missouri at Kansas City (1999 to present)	Director, Menorah Medical Center Foundation; Director, Economic Development Corporation of Kansas City; Director, Country Club Bank, Kansas City; Trustee of Advisors Fund Complex (49 portfolios overseen)
Michael G. Smith 6300 Lamar Avenue Overland Park, KS 66202 1944	Trustee	Trust: 2008 Fund Complex: 2002	Formerly, Managing Director of Global Investor Client Strategy of Merrill Lynch (1996-1998); Managing Director, head of Regional Institutional Sales (1995-1996) and Managing Director, U.S. Central Region of Merrill Lynch (1986-1995, 1999)	Director of Executive Board, Cox Business School, Southern Methodist University; Director of Northwestern Mutual Life Series Funds (29 portfolios overseen); Director, TDAX Independence Funds; Director, CTMG, Inc. (clinical testing)
Edward M. Tighe 6300 Lamar Avenue Overland Park, KS 66202 1942	Trustee	Trust: 2008 Fund Complex: 2002	Retired; formerly CEO and Director of Asgard Holding, LLC (computer network and security services) (2002 to 2004); President of Citgo Technology Management (1995-2000); CEO, Global Mutual Fund Services (1993-2000); Senior Vice President, Templeton Global Investors (1988-1992)	Trustee of Hansberger Institutional Funds (2000-2007)

Interested Trustees

A Trustee is "interested" by virtue of his/her engagement as an officer of Waddell & Reed Financial, Inc. (WDR) or its wholly owned subsidiaries, including each Fund's investment manager, IICO, the Fund's principal underwriter, IFDI, and each Fund's accounting services agent, Waddell & Reed Services Company, doing business as WI Services Company (WISC), as well as by virtue of his/her personal ownership in shares of WDR.

Name, Address and Year of Birth	Position(s) Held with the Trust and Fund Complex	Trustee Since	Principal Occupation(s) During Past 5 Years	Other Directorships Held During Past 5 Years
Henry J. Herrmann 6300 Lamar Avenue Overland Park, KS 66202 1942	President	Trust: 2008 Fund Complex: 2001	Chairman of WDR (2010 to present); CEO of WDR (2005 to present); President, CEO and Chairman of IICO (2002 to present); President, CEO and Chairman of Waddell & Reed Investment Management Company (WRIMCO) (1993 to present); President and Trustee of each of the funds in the Fund Complex	Director of WDR, IICO, WRIMCO, WISC and Waddell & Reed, Inc.; Trustee of each of the funds in the Advisors Fund Complex (49 portfolios overseen); Director, Blue Cross Blue Shield of Kansas City; Director, United Way of Greater Kansas City
	Trustee	Trust: 2008 Fund Complex: 1998		

Officers

The Board has appointed officers who are responsible for the day-to-day business decisions based on policies it has established. The officers serve at the pleasure of the Board. In addition to Mr. Herrmann, who is President, the Funds' officers are:

Name, Address and Year of Birth	Position(s) Held with the Trust and Fund Complex	Officer Since	Principal Occupation(s) During Past 5 Years
Mara D. Herrington 6300 Lamar Avenue Overland Park KS 66202 1964	Vice President	Trust: 2008 Fund Complex: 2006	Vice President and Secretary of each of the funds in the Fund Complex (2006 to present); Vice President of WRIMCO and IICO (2006 to present)
	Secretary	Trust: 2008 Fund Complex: 2006	

Name, Address and Year of Birth	Position(s) Held with the Trust and Fund Complex	Officer Since	Principal Occupation(s) During Past 5 Years
Joseph W. Kauten 6300 Lamar Avenue Overland Park KS 66202 1969	Vice President	Trustee: 2008 Fund Complex: 2006	Principal Financial Officer of each of the funds in the Fund Complex (2006 to present); Vice President, Treasurer and Principal Accounting Officer of each of the funds in the fund Complex (2006 to present)
	Treasurer	Trust: 2008 Fund Complex: 2006	
	Principal Accounting Officer	Trust: 2008 Fund Complex: 2006	
	Principal Financial Officer	Trust: 2008 Fund Complex: 2007	
Scott J. Schneider 6300 Lamar Avenue Overland Park KS 66202 1968	Vice President	Trust: 2008 Fund Complex: 2006	Chief Compliance Officer (2004 to present) and Vice President (2006 to present) of each of the Funds in the Fund Complex
	Chief Compliance Officer	Trust: 2008 Fund Complex: 2004	
Daniel C. Schulte 6300 Lamar Avenue Overland Park KS 66202 1965	Vice President	Trust: 2008 Fund Complex: 2000	Senior Vice President and General Counsel of WDR, Waddell & Reed, WRIMCO and WISC (2000 to present); Senior Vice President and General Counsel of IICO (2002 to present); Vice President, General Counsel and Assistant Secretary of each of the funds in the Fund Complex (2000 to present)
	General Counsel	Trust: 2008 Fund Complex: 2000	
	Assistant Secretary	Trust: 2008 Fund Complex: 2000	
Phillip A. Shipp 1969	Assistant Secretary	Trust: 2012 Fund Complex: 2012	Assistant Secretary of each of the funds in the Fund Complex (2012 to present)

Ivy Funds

The following privacy notice is issued by Ivy Funds (the Funds), Ivy Investment Management Company (IICO) and Ivy Funds Distributor, Inc. (IFDI).

Information Collected

We collect nonpublic personal information about you from your account application and other forms that you may deliver to us, and from your transactions with us and our affiliates. This is information that regulators consider necessary for the proper servicing of your account. In order to effect your transactions and service your account properly, we may disclose all of the information that we collect, as described above, to firms that assist us in servicing your account, such as our transfer agent.

Confidentiality of Information Collected

All records containing your nonpublic personal information are kept at our various service providers. These entities include IICO, IFDI and our transfer agent and administrative services provider. We require these affiliates, and any non-affiliated service providers, to protect the confidentiality of your information and to use the information only for the purposes for which disclosure to them is made. The Funds, IICO, IFDI and other service providers restrict access to nonpublic personal information about you to those employees who need to know that information to provide products and services to you and maintain physical, electronic, and procedural safeguards that comply with federal standards to maintain the security of your nonpublic personal information.

Disclosure of Information in Limited Circumstances

We do not disclose nonpublic personal information about present or former customers to nonaffiliated third parties, except as permitted or required by law. In connection with servicing your account, your nonpublic personal information may be shared among the entities named in this notice, their affiliates, and non-affiliates, including a transfer agent or other service companies. We will adhere to the policies and practices above for both current and former customers.

PROXY VOTING INFORMATION
Ivy Funds

Proxy Voting Guidelines

A description of the policies and procedures Ivy Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.800.777.6472 and (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

Proxy Voting Records

Information regarding how the Trust voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through the Ivy Funds' website at www.ivyfunds.com and on the SEC's website at www.sec.gov.

QUARTERLY PORTFOLIO SCHEDULE INFORMATION
Ivy Funds

Portfolio holdings can be found on the Trust's website at www.ivyfunds.com. Alternatively, a complete schedule of portfolio holdings of each Fund for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Trust's Form N-Q. These holdings may be viewed in the following ways:

• On the SEC's website at www.sec.gov.

• For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

HOUSEHOLDING NOTICE
Ivy Funds

If you currently receive one copy of the shareholder reports and prospectus for your household (even if more than one person in your household owns shares of the Trust) and you would prefer to receive separate shareholder reports and prospectuses for each account holder living at your address, you can do either of the following:

Fax your request to 800.532.2749.

Write to us at the address listed on the back cover.

Please list each account for which you would like to receive separate shareholder reports and prospectus mailings. We will resume sending separate documents within 30 days of receiving your request.

TO ALL TRADITIONAL IRA PLANHOLDERS:
Ivy Funds

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. A Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed representative or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

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The Ivy Funds Family

Domestic Equity Funds

Ivy Core Equity Fund

Ivy Dividend Opportunities Fund

Ivy Large Cap Growth Fund

Ivy Micro Cap Growth Fund

Ivy Mid Cap Growth Fund

Ivy Small Cap Growth Fund

Ivy Small Cap Value Fund

Ivy Tax-Managed Equity Fund

Ivy Value Fund

Global/International Funds

Ivy Cundill Global Value Fund

Ivy European Opportunities Fund

Ivy International Balanced Fund

Ivy International Core Equity Fund

Ivy International Growth Fund

Ivy Managed European/Pacific Fund

Ivy Managed International Opportunities Fund

Ivy Pacific Opportunities Fund

Specialty Funds

Ivy Asset Strategy Fund

Ivy Asset Strategy New Opportunities Fund

Ivy Balanced Fund

Ivy Energy Fund

Ivy Global Natural Resources Fund

Ivy Real Estate Securities Fund

Ivy Science and Technology Fund

Fixed Income Funds

Ivy Bond Fund

Ivy Global Bond Fund

Ivy High Income Fund

Ivy Limited-Term Bond Fund

Ivy Money Market Fund

Ivy Municipal Bond Fund

Ivy Municipal High Income Fund

1.800.777.6472
Visit us online at www.ivyfunds.com

The Ivy Funds are managed by Ivy Investment Management Company and distributed by its subsidiary, Ivy Funds Distributor, Inc.

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Ivy Funds, call your financial advisor or visit us online at www.ivyfunds.com. Please read the prospectus, or summary prospectus, carefully before investing.